Form 20-F
Metals Acquisition Ltd
filed 2023-06-22
CIK 1950246

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 15, 2023
Commission File Number: 001-40685

METALS ACQUISITION LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	Jersey, Channel Islands (Jurisdiction of incorporation or organization)

3rd Floor, 44 Esplanade,
St. Helier, Jersey, JE4 9WG
Tel: +44 1534 514 000

(Address of principal executive offices)

 Michael James McMullen

3rd Floor, 44 Esplanade,

St. Helier, Jersey, JE4 9WG
Tel: +44 1534 514 000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares, $0.0001 par value Warrants	Trading Symbol(s) MTAL MTAL.WS	Name of exchange on which registered New York Stock Exchange LLC New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 48,409,448 New MAC Ordinary Shares, 18,561,064 New MAC Warrants, and 3,187,500 New MAC Financing Warrants, in each case, each warrant entails the holder to purchase one New MAC Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On June 15, 2023, Metals Acquisition Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“New MAC,” “MAC Limited” or the “Company”), consummated the previously announced Business Combination pursuant to the Share Sale Agreement, dated as of March 17, 2022, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, as supplemented by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, as supplemented by the CMPL Share Sale Agreement Side Letter, dated May 31, 2023, and as further supplemented by the CMPL Share Sale Agreement Side Letter, dated June 2, 2023 (as may be amended, supplemented, or otherwise modified from time to time, the “Share Sale Agreement”) by and among the Company, Metals Acquisition Corp, a Cayman Island exempted company (“MAC”), Metals Acquisition Corp. (Australia) Pty Ltd, an Australian private company and wholly-owned subsidiary of MAC (“MAC-Sub”) and Glencore Operations Australia Pty Limited (“Glencore”). Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (the “Report”) have the respective meanings given to those terms in the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-269007) (the “Registration Statement”).

Pursuant to the Share Sale Agreement, MAC-Sub acquired from Glencore 100% of the issued share capital of Cobar Management Pty. Limited, an Australian private company (“CMPL”), which owns and operates the Cornish, Scottish and Australian underground copper mine (the “CSA Mine”) near Cobar, New South Wales, Australia. Immediately prior to the Business Combination, MAC merged with and into MAC Limited (the “Merger”), with New MAC continuing as the surviving company (MAC Limited following the Merger is referred to as New MAC) and CMPL becoming an indirect subsidiary of New MAC following the Business Combination.

As part of the Merger: (i) each issued and outstanding MAC Class A Ordinary Share and MAC Class B Ordinary Share was converted into one ordinary share, par value $0.0001 per share, of New MAC (“New MAC Ordinary Shares”) and (ii) each issued and outstanding whole warrant to purchase MAC Class A Ordinary Shares was converted into one New MAC Warrant at an exercise price of $11.50 per share (“New MAC Warrants”), subject to the same terms and conditions existing prior to such conversion.

In connection with the execution and delivery of the Share Sale Agreement, MAC entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and MAC agreed to issue and sell to the PIPE Investors an aggregate of 22,951,747 New MAC Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $229,517,470 (the “PIPE Financing”). Four of the PIPE Investors are officers and directors of MAC and one of the PIPE Investors is also an affiliate of Green Mountain Metals LLC (the “Sponsor”) and they have agreed to subscribe for 230,000 New MAC Ordinary Shares in the aggregate, at a purchase price of $10.00 per share, for aggregate gross proceeds of $2,300,000 all pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. Such subscribed shares were converted into New MAC Ordinary Shares in connection with the Merger. New MAC has also agreed to grant certain customary registration rights to the PIPE Investors in connection with the PIPE Financing.

In connection with the Subscription Agreements, Green Mountain Metals, LLC, MAC’s sponsor, agreed to transfer an aggregate of 988,333 shares of Class B common stock of MAC that it currently holds and agreed to sell 500,000 MAC Private Placement Warrants at a price of $1.50 for each MAC Private Placement Warrant to certain investors who agreed to subscribe for a significant number of New MAC Ordinary Shares.

On June 12, 2023, MAC Limited and BEP Special Situations VI LLC (“Bluescape”) entered into a director nomination side letter (the “Director Nomination Agreement”), which provides that, for so long as Bluescape (together with its affiliates) holds at least 1.25 million of New MAC Ordinary Shares, Bluescape will at its sole discretion be entitled to (but not obliged to) designate one (1) director to be nominated for appointment to the board of directors of New MAC (such appointment to be in accordance with its articles of association). In the event Bluescape and its affiliates, together, cease to hold at least 1.25 million of New MAC Ordinary Shares, Bluescape shall promptly cause the resignation of such director and New MAC may promptly remove such director at its sole discretion. Any person appointed as a director in accordance with the Director Nomination Agreement must not be prohibited from acting as a director of New MAC under any applicable law or the rules of any relevant stock exchange and must be “independent” in accordance with the rules of any relevant stock exchange.

MAC-Sub (as borrower), MAC and MAC Limited (as guarantors) and Sprott (as lender) entered into a Mezzanine Loan Note Facility Agreement dated March 10, 2023 pursuant to which Sprott made available a US$135 million loan facility agreement available to MAC-Sub, for funding purposes in connection with the Business Combination (the “Mezz Facility”). MAC-Sub is subject to standard and customary mandatory prepayment terms for a facility of this nature, and the Mezz Facility is subject to substantially similar terms relating to conditions, representations and warranties, customary terms, covenants, conditions precedent, events of default and other provisions as the syndicated facilities agreement (the “SFA”) by and between MAC-Sub and several lenders. In connection with the Mezz Facility, New MAC, MAC, Sprott Private Resource Lending II (Collector), LP (the “Equity Subscriber”) and Sprott Private Resource Lending II (Collector-2), LP, (the “Warrant Subscriber”), entered into a subscription agreement (the “Sprott Subscription Agreement”) pursuant to which the Equity Subscriber committed to purchase 1,500,000 New MAC Ordinary Shares (the “Subscribed Shares”) at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000. In addition, in accordance with the terms of the Mezz Facility, the Warrant Subscriber received 3,187,500 warrants to purchase New MAC Ordinary Shares (the “New MAC Financing Warrants”) once the Mezz Facility began. Each New MAC Financing Warrant entitles the holder to purchase one New MAC Ordinary Share. The New MAC Financing Warrant documentation contains customary anti-dilution clauses.

Moreover, certain other related agreements have been entered into in connection with the Business Combination, including the Royalty Deed, Offtake Agreement, Amended and Restated Registration Rights Agreement, Senior Loan Facility Agreement, Mezzanine Debt Facility Agreements, Silver Purchase Agreement, Osisko Redemptions Backstop Facility and Copper Stream, each as described in the Proxy Statement/Prospectus under the headings “Summary of the Proxy Statement/Prospectus— Certain Agreements Related to the Business Combination” and “Certain Agreements Related to the Business Combination,” which are incorporated herein by reference.

The Business Combination was consummated on June 15, 2023. The transaction was unanimously approved by MAC’s Board of Directors and was approved at the extraordinary general meeting of MAC’s shareholders held on June 5, 2023. MAC’s shareholders also voted to approve all other proposals presented at the extraordinary general meeting. On June 16, 2023, New MAC Ordinary Shares and New MAC Warrants commenced trading on the New York Stock Exchange (the “NYSE”), under the symbols “MTAL” and “MTAL.WS,” respectively.

Certain amounts that appear in this Report may not sum due to rounding.

Except as otherwise indicated or required by context, references in this Report to “we,” “us,” “our,” “Company” or “New MAC” refer to Metals Acquisition Limited, a private limited company incorporated under the laws of Jersey, Channel Islands.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in the Proxy Statement/Prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our forward-looking statements include, but are not limited to, statements regarding our or our team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in the Proxy Statement/Prospectus that are not historical statement as of the date of this report may include, for example, statements about:

•	the effect of any future pandemic on New MAC;

•	the benefits of the Business Combination;

•	the future financial performance of New MAC following the Business Combination;

•	expansion plans and opportunities;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities;

•	the Trust Account not being subject to claims of third parties; and

•	our financial performance following the Business Combination.

The forward-looking statements contained in the Proxy Statement/Prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be limited to those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

•	adverse variances in the actual resources, reserves and life-of-mine inventories at CMPL from those contained in the Technical Report;

•	adverse operating conditions and geotechnical risks applicable to CMPL’s operations;

•	CMPL’s substantial capital expenditure requirements;

•	CMPL’s inability to effectively manage growth;

•	the ability to maintain the listing of the New MAC Ordinary Shares and public warrants on the NYSE following the Business Combination;

•	our and CMPL’s success in retaining or recruiting, or changes required in, our officers, key employees or directors following the Business Combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business;

•	the risks associated with cyclical demand for CMPL’s products and vulnerability to industry downturns and regional, national or global downturns;

•	fluctuations in CMPL’s revenue and operating results;

•	fluctuations and volatility in commodity prices and foreign exchange rates;

•	unfavorable conditions or further disruptions in the capital and credit markets and CMPL’s or New MAC’s ability to obtain additional capital on commercially reasonable terms;

•	competition from existing and new competitors;

•	CMPL’s ability to integrate any businesses it acquires;

•	CMPL’s dependence on third-party contractors to provide various services;

•	compliance with and liabilities related to environmental, health and safety laws, regulations and other regulations, including those related to climate change, including changes to such laws, regulations and other requirements;

•	climate change;

•	changes in U.S., Australian or other foreign tax laws;

•	the amount of redemptions made by public shareholders;

•	increases in costs, disruption of supply, or shortages of materials;

•	general economic or political conditions; and

•	other factors detailed under the section entitled “Risk Factors” in the Proxy Statement/Prospectus.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Proxy/Prospectus Supplement under the heading “Management of New MAC Following the Business Combination,” which information is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG.

B.	Advisers

Paul Hastings LLP, 600 Travis Street, Fifty-Eighth Floor, Houston, Texas 77002, has acted as counsel for the Company with respect to New York and U.S. Federal law and continues to act as counsel for the Company with respect to New York and U.S. Federal law following the completion of the Business Combination.

Maples and Calder (Hong Kong) LLP, 26th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong has acted as counsel for MAC with respect to Cayman Islands law.

Ogier (Jersey) LLP. 44 Esplanade, St. Helier, Jersey, JE4 9WG has acted as counsel for the Company with respect to Jersey, Channel Islands law and continues to act as counsel for the Company with respect to Jersey law following the completion of the Business Combination.

C.	Auditors

Marcum LLP, 6002 Rogerdale Rd #300, Houston, TX 77072, has acted as MAC’s independent auditor as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021.

Ernst & Young LLP, Ernst & Young Tower, 100 Adelaide St. W. PO Box 1, Toronto, Ontario, M5H 0B3 has acted as MAC’s independent auditor as of December 31, 2022, and for the year then ended.

Deloitte Touche Tohmatsu, 8 Parramatta Square, Level 37, 10 Darcy Street, Parramatta NSW 2150, Australia has acted as CMPL’s independent registered public accounting firm as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31 2022 and as of December 31, 2021, December 31, 2020, and January 1, 2020 and for each of the two years in the period ended December 31, 2021.

Following the Business Combination, Ernst & Young LLP is expected to continue as the Company’s independent registered public accounting firm.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2023, after giving effect to the Business Combination and the PIPE Financing:

As of March 31, 2023 (pro forma)	(US$ thousands)
Cash and cash equivalents	54,125
Equity:
Share capital	5
Additional paid-in capital	407,991
Foreign currency translation reserve	-
Capital reserves	-
Accumulated loss	(94,451)
Total equity	313,545
Debt:
Loans and borrowings	700,800
Lease liabilities	17,356
Total debt	718,156
Total capitalization	1,085,826

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Proxy Statement/Prospectus under the heading “Risk Factors,” which information is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

New MAC is a private limited company incorporated under the laws of Jersey, Channel Islands on July 29, 2022. For further information on the Business Combination, see “Explanatory Note” above. The history and development of New MAC and the material terms of the Business Combination are described in the Proxy Statement/Prospectus under the headings “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “The Share Sale Agreement” and “Description of New MAC Share Capital,” which are incorporated herein by reference.

New MAC owns no material assets other than its interests in its wholly-owned subsidiary, MAC-Sub. In addition, New MAC does not operate any business other than through CMPL, its wholly owned indirect subsidiary. CMPL is an Australian private company organized under the laws of Australia.

New MAC’s registered office is 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG and New MAC’s telephone number is +44 1534 514 000. New MAC’s principal website address is https://www.metalsacquisition.com/. We do not incorporate the information contained on, or accessible through, New MAC’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B.	Business Overview

Prior to the Business Combination, New MAC did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Share Sale Agreement, such as the making of certain required securities law filings. Following and as a result of the Merger and the Business Combination, all of New MAC’s business is conducted through CMPL and its subsidiaries. A description of CMPL’s business is included in the Proxy Statement/Prospectus under the headings “Business of CMPL” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL,” which are incorporated herein by reference.

C.	Organizational Structure

Following implementation of the Merger and upon consummation of the Business Combination, CMPL has become a wholly-owned indirect subsidiary of the Company. The organizational chart of the Company is included in the Proxy Statement/Prospectus under the heading “The Share Sale Agreement—Organizational Structure—Post-Business Combination Structure” and is incorporated herein by reference.

D.	Property, Plants and Equipment

New MAC’s property, plants and equipment are held through CMPL and its subsidiaries. Information regarding CMPL’s property, plants and equipment is described in the Proxy Statement/Prospectus under the heading “Business of CMPL—Properties” and “Business of CMPL —Operations” which information is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Merger and the Business Combination, all of New MAC’s business is conducted through CMPL and its subsidiaries. The discussion and analysis of the financial condition and results of operations of CMPL is included in the Proxy Statement/Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL” and in Exhibit 99.2 to MAC’s Current Report on Form 8-K filed with the SEC on May 26, 2023 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Proxy Statement/Prospectus under the heading “Management of New MAC Following the Business Combination,” which information is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of New MAC is set forth in the Proxy Statement/Prospectus under the heading “Executive Compensation,” which information is incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Proxy Statement/Prospectus under the heading “Management of New MAC Following the Business Combination,” which information is incorporated herein by reference.

D.	Employees

Following and as a result of the Merger and the Business Combination, all of New MAC’s business is conducted through CMPL and its subsidiaries. Information pertaining to CMPL’s employees is set forth in the Proxy Statement/Prospectus under the heading “Business of CMPL—Employees,” which information is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of New MAC Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of New MAC Ordinary Shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 48,409,448 New MAC Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all New MAC Ordinary Shares beneficially owned by them.

Beneficial Owners	New MAC Ordinary Shares	% of Total New MAC Ordinary Shares
Directors and Executive Officers(1)
Michael (Mick) James McMullen(2)(14)	560,000	1.2%
Marthinus (Jaco) J. Crouse(3)(14)	125,000	0.3%
Dan Vujcic(4)(14)	100,000	0.2%
Patrice E. Merrin(14)	55,000	0.1%
Rasmus Kristoffer Gerdeman(14)	75,000	0.2%
Neville Joseph Power(5)(14)	100,000	0.2%
John Rhett Miles Bennett(6)(14)	170,000	0.4%
Charles D. McConnell(14)	50,000	0.1%
All Directors and Executive Officers of New MAC as a Group (8 individuals)	1,235,000	2.6%
5% Beneficial Owners
Green Mountain Metals LLC(7)	11,769,057	21.6%
Glencore Operations Australia Pty Limited(8)	10,000,000	20.7%
Fourth Sail Long Short LLC/Fourth Sail Discovery(9)	5,500,000	11.2%
BlackRock Entities(10)	4,815,000	9.95%
United Super Pty Ltd(11)	3,300,000	6.8%
Sprott Private Resource Lending LP(12)	4,687,500	9.1%
Osisko Bermuda Limited(13)	4,000,000	8.3%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Metals Acquisition Limited, 3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG.

(2)	Reflects (i) 410,000 New MAC Ordinary Shares beneficially owned by McMullen Geological Services Pty Ltd., an entity that he owns jointly with his spouse and which he shares voting and dispositive power over such shares and (ii) 150,000 New MAC Ordinary Shares beneficially owned by LILAID PTY LTD, McMullen Family No. 2 A/C (“McMullen Trust”). Mr. McMullen has voting and dispositive power over the shares beneficially owned by the McMullen Trust.

(3)	Reflects 125,000 New MAC Ordinary Shares beneficially owned by Mr. Crouse’s spouse, Katherine Irene Helen Crouse. Mr. Crouse disclaims beneficial ownership over the shares beneficially owned by Mrs. Crouse.

(4)	Reflects 100,000 New MAC Ordinary Shares beneficially owned by Tilt Natural Resources Capital Limited. Mr. Vujcic has voting and dispositive power over the shares beneficially owned by Tilt Natural Resources Capital Limited.

5)	Reflects (i) 100,000 New MAC Ordinary Shares beneficially owned by Mascotte Capital Pty Ltd. (“Mascotte”), an entity that Mr. Power 100% owns. Mr. Power has voting and dispositive power over the shares beneficially owned by Mascotte.

(6)	Reflects 170,000 New MAC Ordinary Shares beneficially owned by Black Mountain Storage LLC, an entity that Mr. Bennett 100% owns. Mr. Bennett holds voting and dispositive power over the shares beneficially owned by Black Mountain Storage LLC.

(7)	Reflects (i) 5,640,362 New MAC Ordinary Shares and (ii) 6,128,695 New MAC Ordinary Shares underlying Private Placement Warrants exercisable within 60 days. The shares reported herein are beneficially owned in the name of the Sponsor. There are three managers of the Sponsor’s board of managers, Michael (Mick) James McMullen, John Rhett Miles Bennett, and Ashley Elizabeth Zumwalt-Forbes. Each manager has one vote, and the approval of two of the three members of the board of managers is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities beneficially owned by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

(8)	Reflects 10,000,000 New MAC Ordinary Shares beneficially owned by Glencore Operations Australia Pty Limited. Glencore Operations Australia Pty Limited is a wholly-owned indirect subsidiary of Glencore plc, a company listed on the London Stock Exchange. The address of Glencore plc is Baarermattstrasse 3, CH 6340, Baar, Switzerland, and the address of Glencore Operations Australia Pty Limited is Level 44 Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.

(9)	Reflects (i) 635,500 New MAC Ordinary Shares and 63,550 New MAC Warrants owned by Fourth Sail Discovery LLC and (ii) 4,364,500 New MAC Ordinary Shares and 436,450 New MAC Warrants owned by Fourth Sail Long Short LLC. Fourth Sail Capital LP is the beneficial owner of such securities.

(10)	The registered holders of the referenced shares to be registered are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: BlackRock Commodity Strategies Fund, a series of BlackRock Funds, BlackRock World Mining Trust plc, and BlackRock Global Funds - World Mining Fund. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 50 Hudson Yards, New York, NY 10001. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.

(11)	Reflects 3,300,000 New MAC Ordinary Shares beneficially owned by United Super Pty Ltd as trustee for the Construction and Unions Superannuation Fund.

(12)	Reflects (i) 1,500,000 New MAC Ordinary Shares beneficially owned by Sprott Private Resource Lending II (Collector), LP and (ii) 3,187,500 New MAC Ordinary Shares underlying New MAC Warrants exercisable within 60 days beneficially owned by Sprott Private Resource Lending II (Collector-2), LP.

(13)	Reflects 4,000,000 New MAC Ordinary Shares. The shares reported herein are owned by Osisko Bermuda Limited. Osikso Gold Royalties Ltd is the beneficial owner of such securities.

(14)	Each of these individuals holds a direct or indirect interest in the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

B.	Related Party Transactions

Information pertaining to New MAC’s related party transactions is set forth in the Proxy Statement/Prospectus under the headings “Certain CMPL Relationships and Related Party Transactions” and “Certain MAC Relationships and Related Party Transactions,” which are incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Financial Statements

Financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Proxy Statement/Prospectus under the headings “Business of CMPL—Legal Proceedings” and “Business of MAC—Legal Proceedings,” which are incorporated herein by reference.

Dividend Policy

New MAC’s policy on dividend distributions is described in the Proxy Statement/Prospectus under the heading “Price Range of Securities and Dividends —Dividend Policy,” which information is incorporated herein by reference.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

New MAC Ordinary Shares and New MAC Warrants are listed on NYSE under the symbols “MTAL” and “MTAL.WS,” respectively. Holders of New MAC Ordinary Shares and New MAC Warrants should obtain current market quotations for their securities.

Information regarding the lock-up restrictions applicable to the New MAC Ordinary Shares and New MAC Warrants held by the New MAC shareholders is included in the Proxy Statement/Prospectus under the heading “Shares Eligible for Future Sale—Lock-Up Agreement” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

New MAC Ordinary Shares and New MAC Warrants are listed on NYSE under the symbols “MTAL” and “MTAL.WS,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

New MAC is authorized to issue a total of 220,000,000 New MAC Ordinary Shares, par value of $0.0001 per share and a total of 25,000,000 New MAC preference shares, par value of $0.0001 per share. As of the date hereof, subsequent to the closing of the Business Combination, there are 48,409,448 New MAC Ordinary Shares outstanding and issued. There are also 15,373,564 New MAC Warrants outstanding, each exercisable at $11.50 per one New MAC Ordinary Share, of which 8,838,260 are public warrants listed on NYSE and 6,535,304 are private placement warrants held by the Sponsor. There are also 3,187,500 New MAC Financing Warrants, each warrant entitles the holder to purchase one New MAC Ordinary Share.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section entitled “Description of New MAC Share Capital” and “Certain Agreements Related to the Business Combination —Mezzanine Debt Facility Agreements —Warrants,” each is incorporated herein by reference.

B.	Memorandum and Articles of Association

The current memorandum and Articles of Association (“Articles”) of the Company, adopted by way of shareholder resolution on May 23, 2023, are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Proxy Statement/Prospectus under the heading “Description of New MAC Share Capital,” which information is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts and related agreements is set forth in the Proxy Statement/Prospectus under the headings “Summary of the Proxy Statement/Prospectus— Certain Agreements Related to the Business Combination” and “Certain Agreements Related to the Business Combination,” which information is incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by New MAC, or that may affect the remittance of dividends, interest, or other payments by New MAC to non-resident holders of New MAC Ordinary Shares. There is no limitation imposed by laws of Jersey, Channel Islands or in New MAC’s Articles on the right of non-residents to hold or vote New MAC’s Ordinary Shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement/Prospectus under the headings “Material U.S. Federal Income Tax Considerations,” “Jersey Tax Considerations” and “Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding New MAC’s policy on dividends is described in the Proxy Statement/Prospectus under the heading “Price Range of Securities and Dividends—Dividend Policy,” which information is incorporated herein by reference. New MAC has not paid any cash dividends on New MAC Ordinary Shares since the Business Combination and currently has no plan to pay cash dividends on such securities in the foreseeable future. New MAC has not identified a paying agent.

G.	Statement by Experts

The financial statements of CMPL as of December 31, 2022 and December 31, 2021, and for each of the two years in the period ended December 31, 2022 and as of December 31, 2021, December 31, 2020, and January 1, 2020 and for each of the two years in the period ended December 31, 2021, incorporated in this Report by reference to the Registration Statement on Form F-4 (File No. 333-269007) of Metals Acquisition Limited, have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Metals Acquisition Corp. as of December 31, 2022 and for the year then ended incorporated in this Report by reference to the Registration Statement on Form F-4 (File No. 333-269007) of Metals Acquisition Limited have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Metals Acquisition Corp as of December 31, 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the period from March 11, 2021 (inception) through December 31, 2021, incorporated in this Report by reference to the Registration Statement on Form F-4 (File No. 333-269007) of Metals Acquisition Corp have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given upon such firm as experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL—Quantitative and Qualitative Disclosure About Market Risk” in the Proxy Statement/Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL —Quantitative and Qualitative Disclosure About Market Risk”, in Exhibit 99.2 to MAC’s Current Report on Form 8-K filed on May 26, 2023, is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Public Warrants

Upon the completion of the Merger, there were 8,838,260 New MAC Warrants outstanding. The New MAC public warrants, which entitle the holder to purchase one New MAC Ordinary Share at an exercise price of $11.50 per share, will become exercisable on July 15, 2023, which is 30 days after the completion of the Business Combination. The New MAC public warrants will expire on June 15, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms.

Private Warrants

Following the completion of the Merger and upon consummation of the Business Combination, there were also 6,128,695 New MAC private placement warrants held by the Sponsor and 63,550 private placement warrants held by Fourth Sail Discovery LLC and 436,450 warrants held by Fourth Sail Long Short LLC. The New MAC private placement warrants are identical to the New MAC public warrants except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by New MAC, (ii) they (including the New MAC Ordinary Shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until July 15, 2023, which is 30 days after the completion of the Business Combination, and (iii) they may be exercised by the holders on a cashless basis.

New MAC Financing Warrants

Under the Mezz Facility, Sprott received a pro rata allocation of 3,187,500 warrants to purchase New MAC Ordinary Shares (the “New MAC Financing Warrants”). Each New MAC Financing Warrant entitles the holder to purchase one New MAC Ordinary Share. The New MAC Financing Warrant documentation will contain customary anti-dilution clauses. The New MAC Financing Warrants will be fully transferrable and will last for the full five-year term of the Mezz Facility with an exercise price of US$12.50 per share. Upon exercise, New MAC may either (i) cash-settle the New MAC Warrants, or (ii) direct the holder to off-set the exercise price against the outstanding principal amount of the facility. New MAC may elect to accelerate the exercise date for the New MAC Financing Warrants if New MAC Ordinary Shares are quoted on a recognized stock exchange as over two (2) times the exercise price for twenty (20) consecutive trading days.

PART II

ITEM 16. [Reserved]

A. Audit committee financial expert

Not applicable.

B. Code of Ethics

Not applicable.

C. Principal Accountant Fees and Services

Not applicable.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F. Change in Registrant's Certifying Accountant

None.

G. Corporate Governance

Not applicable.

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J. Insider Trading Policies

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements of Metals Acquisition Corp as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and the period from March 11, 2021 (inception) through December 31, 2021, in the Registration Statement on Form F-4 (File No. 333-269007) between pages F-2 and F-31 are incorporated herein by reference.

The financial statements of CMPL as of December 31, 2022 and December 31, 2021, and for each of the two years in the period ended December 31, 2022 and as of December 31, 2021, December 31, 2020, and January 1, 2020 and for each of the two years in the period ended December 31, 2021 in the Registration Statement on Form F-4 (File No. 333-269007)  between pages F-32 and F-104 are incorporated herein by reference.

The unaudited condensed interim financial statements of CMPL for the three months ended March 31, 2023 are attached as Exhibit 15.3 to this Report.

The unaudited consolidated financial statements of MAC for the three months ended March 31, 2023 are attached as Exhibit 15.2 to this Report.

The unaudited pro forma condensed combined financial information of CMPL and MAC are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1*	Amended and Restated Memorandum and Articles of Association of New MAC, dated May 23, 2023.

2.1	Warrant Agreement, dated as of July 28, 2021, by and between MAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to MAC’s Current Report on Form 8-K filed on August 3, 2021).

4.1#	Share Sale Agreement, dated as of March 17, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Metals Acquisition Corp (incorporated by reference to Annex A to the Proxy Statement/Prospectus to the Registration Statement on Form F-4 (File. No. 333-269007), filed with the SEC on May 9, 2023).

4.2*	The merger agreement and plan of merger, dated May 22, 2023.

4.3#	Deed of Consent, Amendment and Covenant, dated as of November 22, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (incorporated by reference to Annex A-1 to the Registration Statement on Form F-4 (File. No. 333-269007), filed with the SEC on May 9, 2023).

4.4	CMPL Share Sale Agreement Side Letter dated as of April 21, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (incorporated by reference to Exhibit 2.1 to MAC’s Current Report on Form 8-K filed with the SEC on April 21, 2023).

4.5	CMPL Share Sale Agreement Side Letter dated as of May 31, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (incorporated by reference to Exhibit 2.1 to MAC’s Current Report on Form 8-K filed with the SEC on May 31, 2023).

4.6	CMPL Share Sale Agreement Side Letter dated as of June 2, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (incorporated by reference to Exhibit 2.1 to MAC’s Current Report on Form 8-K filed with the SEC on June 2, 2023).

4.7	Letter Agreement, dated July 28, 2021, between Metals Acquisition Corp, the Sponsor and each director and officer of Metals Acquisition Corp (incorporated by reference to Exhibit 10.4 to Metals Acquisition Corp’s Current Report on Form 8-K filed on August 3, 2021).

4.8	Form of Subscription Agreement, dated as of April 14, 2023 (incorporated by reference to Exhibit 10.1 to MAC’s Current Report on Form 8-K filed on April 17, 2023).

4.9	Syndicated Facilities Agreement, dated as of February 28, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited (incorporated by reference to Exhibit 10.1 to Metals Acquisition Corp’s Current Report on Form 8-K filed on March 2, 2023).

4.10	Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of March 10, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp. (incorporated by reference to Exhibit 10.1 to Metals Acquisition Corp’s Current Report on Form 8-K filed on March 15, 2023).

4.11	Silver Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited (incorporated by reference to Exhibit 10.1 to Metals Acquisition Corp’s Current Report on Form 8-K filed on March 22, 2023).

4.12	Silver Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited (incorporated by reference to Exhibit 10.2 to Metals Acquisition Corp’s Current Report on Form 8-K filed on March 22, 2023).

4.13#	Copper Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited (incorporated by reference to Exhibit 10.3 to Metals Acquisition Corp’s Current Report on Form 8-K filed on March 22, 2023).

4.14	Copper Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited (incorporated by reference to Exhibit 10.4 to Metals Acquisition Corp’s Current Report on Form 8-K filed on March 22, 2023).

4.15*	Registration Rights Agreement, dated June 15, 2023.

4.16*#	Offtake Agreement, dated June 12, 2023.

4.17*#	Royalty Deed, dated June 16, 2023.

4.18†*	Metals Acquisition Limited 2023 Long-Term Incentive Plan as of June 12, 2023.

4.19†*	Metals Acquisition Limited 2023 Employee Stock Purchase Plan as of June 12, 2023.

4.20†*	Metals Acquisition 2023 Non-Employee Directors Deferred Unit Plan as of June 12, 2023.

4.21#	Investment Management Trust Agreement, dated July 28, 2921, between Continental Stock Transfer & Trust Company and Metals Acquisition Corp (incorporated by reference to Exhibit 10.2 to Metals Acquisition Corp’s Current Report on Form 8-K filed on August 3, 2021).

4.22	Director Nomination Side Letter, dated June 12, 2023 (incorporated by reference to Exhibit 10.2 to Metals Acquisition Corp’s Current Report on Form 8-K filed on June 12, 2023).

8.1*	List of subsidiaries of New MAC.

10.1*	Warrant Agreement, dated as of June 6, 2023, by and between Metals Acquisition Limited and Continental Stock Transfer & Trust Company.

10.2	Form of Indemnification Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and each of its officers and directors (incorporated by reference to Exhibit 10.5 to Metals Acquisition Corp’s Current Report on Form 8-K filed on August 3, 2021).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of CMPL and MAC.

15.2	Unaudited consolidated financial statements of MAC for the three months ended March 31, 2023 followed by Management’s Discussion and Analysis of Financial Condition and Results of Operations of MAC for the three months ended March 31, 2023 (incorporated by reference to Exhibit 99.1 to Metals Acquisition Corp’s Current Report on Form 8-K filed on May 26, 2023).

15.3	Unaudited interim condensed financial statements of CMPL for the three months ended March 31, 2023 followed by Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL for the three months ended March 31, 2023 (incorporated by reference to Exhibit 99.2 to Metals Acquisition Limited’s Current Report on Form 425 filed on May 26, 2023).

15.4*	Consent of Marcum LLP, independent registered accounting firm for Metals Acquisition Corp.

15.5*	Consent of Ernst & Young LLP, independent registered accounting firm for Metals Acquisition Corp.

15.6*	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm for Cobar Management Pty. Limited.

15.7*	Consent of Behre Dolbear Australia Pty Ltd.

15.8*	Consent of Cube Consulting Pty Ltd.

15.9*	Consent of Jan Coetzee.

15.10	Technical Report – CSA Copper Mine – New South Wales – Australia, effective as of April 18, 2023, by Behre Dolbear Australia Minerals industry consultants and other qualified persons (incorporated by reference to exhibit 96.1 to the Registration Statement on Form F-4 (File. No. 333-269007), filed with the SEC on May 9, 2023).

*	Filed herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

 SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

METALS ACQUISITION LIMITED
June 22, 2023	By:	/s/ Michael James McMullen
Name: Michael James McMullen Title: Chief Executive Officer

