Form 20-F
period 2023-12-31
Metals Acquisition Ltd
filed 2024-03-28
CIK 1950246

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission File Number: 001-41722

METALS ACQUISITION LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

3rd Floor, 44 Esplanade,

St. Helier, Jersey, JE4 9WG

(Address of principal executive offices)

Michael James McMullen

3rd Floor, 44 Esplanade,

St. Helier, Jersey, JE4 9WG

+44 1534 514 000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	MTAL	New York Stock Exchange
Warrants, each exercisable for one Ordinary Share	MTAL.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, the registrant had 50,236,544 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.

☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

In this Annual Report, unless otherwise stated or the context otherwise requires in this document:

●	“A$” means the Australian dollar, the official currency of Australia.
●	“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement we entered into with the Sponsor, Glencore and certain owners of equity interests in MAC concurrently with the Closing, pursuant to which that certain Registration Rights Agreement, dated as of July 28, 2021, was amended and restated in its entirety, as of the Closing.
●	“Ag” means silver.
●	“Articles” means our amended and restated memorandum and articles of association.
●	“ASIC” means the Australian Securities and Investments Commission.
●	“ASX” means the Australian Securities Exchange operated by ASX Limited.
●	“ASX Deed of Undertaking” means the deed of undertaking, dated as of February 13, 2024, by and among the Company and ASX Limited in favor of ASX Limited, to amongst other things, satisfy item 1.6 of ASX’s conditional admission letter to the Company dated February 12, 2024.
●	“ASX Listing” means the Company’s admission to trading on the ASX, commencing February 20, 2024, which occurred in connection with the Company raising A$325 million (before costs) via the issue of 19,117,648 CDIs.
●	“ASX Listing Rules” mean the Listing Rules of ASX as amended from time to time.
●	“Board” means the board of directors of the Company.
●	“Business Combination” means the Merger and the other transactions contemplated by the Share Sale Agreement, collectively.
●	“CDI” means CHESS depository interests (one CDI being equivalent to one Ordinary Share).
●	“CHESS” means the Clearing House Electronic Sub-register System operated by ASX Settlement in accordance with the Corporations Act.
●	“Citi Debt” means Citibank, N.A., Sydney Branch.
●	“Closing” means the consummation of the Business Combination on June 15, 2023, including the transactions contemplated by the Share Sale Agreement.
●	“CMPL” means Cobar Management Pty. Limited.
●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.
●	“Copper Stream” means the copper purchase agreement dated March 20, 2023 entered into by and among Metals Acquisition Corp. (Australia) Pty Ltd (“MAC-Sub”), MAC and us in connection with the Redemptions Backstop Facility.
●	“Corporations Act” means the Corporations Act 2001 (Cth), as amended.

●	“COVID-19” or the “COVID-19 pandemic” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.
●	“CSA Copper Mine” means the Cornish, Scottish and Australian underground copper mine near Cobar, New South Wales, Australia.
●	“Cu” means copper.
●	“DSU” means a deferred share unit.
●	“DSU Plan” means the 2023 Non-Employee Directors Deferred Unit Plan.
●	“EBITDA” means earnings before interest, taxes, depreciation and amortization.
●	“ESPP” means the 2023 Employee Stock Purchase Plan.
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
●	“Financing Warrants” means the warrants to purchase Ordinary Shares issued to Sprott under the Mezz Facility.
●	“Founder Shares” means the MAC Class B Ordinary Shares.
●	“GAH” means Glenore Australia Holdings Pty Limited (Australian Treasury).
●	“GIAG” means Glencore International AG.
●	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.
●	“Incentive Plan” means the 2023 Long-Term Incentive Plan.
●	“Indicated Mineral Resources” means that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The nature, quality, amount and distribution of data are such as to allow confident interpretation of the geological framework and to assume continuity of mineralization. An Indicated Mineral Resource may be converted to a probable Ore Reserve.
●	“Inferred Mineral Resources” means that part of a Mineral Resource for which quantity and grade (or quality), are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not to verify, geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Confidence in the estimate of Inferred Mineral Resources is not sufficient to allow the application of technical and economic parameters to be used for detailed planning studies. An Inferred Mineral Resource must not be converted to an Ore Reserve. While it is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with further drilling or exploration data, there is no certainty that this will be the case.
●	“Initial PIPE Financing” means the private placement of Ordinary Shares to fund a portion of the consideration for the Business Combination.
●	“Initial PIPE Investors” means the investors that participated in the Initial PIPE Financing, collectively.

●	“initial shareholders” means certain of MAC’s officers and directors that are principals of the Sponsor and which indirectly held the Founder Shares through their holdings of Class B units in the Sponsor, which entitled them to an equivalent number of Ordinary Shares upon distribution.
●	“IPO” means MAC’s initial public offering of units, consummated on August 2, 2021.
●	“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended.
●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
●	“JORC Code” means the Australasian Joint Ore Reserve Committee Code, 2012 edition.
●	“LME” means the London Metal Exchange.
●	“MAC Class A Ordinary Shares” means MAC’s Class A ordinary shares, par value $0.0001 per share.
●	“MAC Class B Ordinary Shares” means MAC’s Class B ordinary shares, par value $0.0001 per share.
●	“management” means the officers of the Company.
●	“Material” means all copper concentrate produced by the CSA Copper Mine that is derived from minerals within the mining tenements, produced by the operations or produced or derived from any ore, minerals or concentrates which are inputted to and/or processed through the plant (including any ore, minerals or concentrate produced or derived from any mining lease that is not the mining tenements) or as further set out in Clause 4 of the Offtake Agreement.
●	“Measured Mineral Resources” means that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. The nature, quality, amount and distribution of data are such as to leave no reasonable doubt that the tonnage and grade of mineralization can be estimated to within close limits and that any variations from the estimate would be unlikely to significantly affect potential economic viability. A Measured Mineral Resource may be converted to a proven Ore Reserve (or to a probable Ore Reserve where circumstances other than geological confidence suggest that a lower confidence level is appropriate).
●	“Merger” means the merger of MAC with and into the Company, with the Company continuing as the surviving company pursuant to the plan of merger.
●	“Metals Acquisition Limited,” “we,” “us,” “our,” “the Company” or “our company” means Metals Acquisition Limited and its subsidiaries.
●	“Mezz Facility” means the US$135 million mezzanine debt facility provided by Sprott to MAC-Sub.
●	“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such a form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
●	“Modifying Factors” has the meaning given to it in the JORC Code.
●	“mt” means metric ton.
●	“NSW” means New South Wales, Australia.

●	“NT Act” means the Native Title Act 1993 (Cth), as amended.
●	“NTSF” means North Tailings Storage Facility.
●	“NYSE” means The New York Stock Exchange.
●	“October PIPE Financing” means the private placement of Ordinary Shares made on October 13, 2023, in accordance with the terms of the Subscription Agreements.
●	“October PIPE Investors” means the investors that participated in the October PIPE Financing, collectively.
●	“Offtake Agreement” means a life-of-mine offtake obligation committing us to sell to GIAG all Material, and committing GIAG to buy all Material.
●	“Ordinary Shares” means our ordinary shares, par value $0.0001 per share, and having the rights and being subject to the restrictions specified in the Articles.
●	“Ore Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
●	“PCAOB” means the Public Company Accounting Oversight Board.
●	“Private Warrants” means the 6,535,304 private placement warrants issued by the Company in exchange for MAC private placement warrants originally issued in a private placement in connection with MAC’s IPO at a price of $1.50 per warrant, which are exercisable at a price per share of $11.50.
●	“Prospectus” means the replacement prospectus lodged by the Company with ASIC (which replaced the Company’s original prospectus lodged by the Company with ASIC on January 26, 2024) to undertake the initial public offering of CDIs and to seek a dual listing on the ASX.
●	“PSU” means a performance-based restricted share unit.
●	“Public Warrants” means the warrants included in the units sold in MAC’s IPO, each of which was exercisable for one MAC Class A Ordinary Share, in accordance with its terms.
●	“redemption” means the redemption of public shares for cash pursuant to the Articles.
●	“Redemptions Backstop Facility” means the up to US$100 million backstop facility provided by Osisko, US$75 million Copper Stream and US$25 million equity subscription following completion of redemptions on a pro-rata basis between the Copper Stream and equity subscription.
●	“registrable securities” means, collectively, (a) the Founder Shares, (b) the private placement warrants (including any Ordinary Shares issued or issuable upon the exercise of the private placement warrants), (c) any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a party to the A&R Registration Rights Agreement, (d) any equity securities (including the Ordinary Shares issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a party to the A&R Registration Rights Agreement (including the Working Capital Warrants and any Ordinary Shares issued or issuable upon the exercise of the Working Capital Warrants) and (e) any other equity security of the Company issued or issuable with respect to any such

Ordinary Share by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.
●	“Reserve” means an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
●	“Royalty Area” means the area within the boundaries of the Tenements, meaning (a) the mining and exploration tenements (being the leases, licenses, claims, permits, and other authorities) and mining and exploration tenement applications listed in Schedule 1 to the Royalty Deed (whether registered or applied for) in each case as may be renewed, extended, substituted, replaced (including where an exploration license is replaced by a mining or other tenement with production rights) or consolidated; and (b) any other mining tenement, lease, license, claim, permit or authority applied for or granted wholly or partly in respect of the whole or any part of the area which is the subject, as at the effective date, of any of the mining or exploration tenements listed in Schedule 1 to the Royalty Deed that is at any time held, or an interest in which is at any time held, by the Grantor (as defined therein) or any of its Related Bodies Corporate (as defined therein) at the date on which the completion of the sale and purchase of the Shares in accordance with clause 8 of the Share Sale Agreement.
●	“Royalty Deed” means the deed between the Company, Glencore and CMPL, under which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns (as defined in the Royalty Deed) and grant security interests created as a result of the Royalty Deed. Net Smelter Returns are equal to the gross revenue minus permitted deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area. Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and the security created as a result of the Royalty Deed.
●	“RSU” means a restricted share unit.
●	“SAR” means a share appreciation right.
●	“SEC” means the U.S. Securities and Exchange Commission.
●	“Securities Act” means the Securities Act of 1933, as amended.
●	“Senior Facilities” means the senior secured debt facility that MAC-Sub can draw down on for various purposes provided for in the SFA as part of the Debt Facilities.
●	“Senior Lenders” means Citi Debt, Bank of Montreal, Harris Bank, N.A., National Bank of Canada and The Bank of Nova Scotia, Australian Branch, collectively.
●	“SFA” means the syndicated facilities agreement dated as of February 28, 2023, by and between MAC-Sub and the Senior Lenders, which sets forth the terms of the Senior Facilities.
●	“Share Sale Agreement” means the Share Sale Agreement, entered into on March 17, 2022, by and among the Company, MAC, MAC-Sub and Glencore, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, as supplemented by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, as supplemented by the CMPL Share Sale Agreement Side Letter, dated May 31, 2023, and as further supplemented by the CMPL Share Sale Agreement Side Letter, dated June 2, 2023, as may be amended, supplemented, or otherwise modified from time to time.
●	“Silver Stream” means the US$75 million silver purchase agreement dated March 20, 2023, entered into by and among MAC-Sub, MAC, the Company and Osisko.
●	“Sponsor” means Green Mountain Metals LLC, a Cayman Islands limited liability company.

●	“Sponsor Letter Agreement” means the letter agreement, dated as of July 28, 2021, by and among Sponsor, the initial shareholders and MAC, pursuant to which the parties agreed to vote all of their Founder Shares in favor of the Business Combination and related transactions and to take certain other actions in support of the Share Sale Agreement and related transactions.
●	“STSF” means Southern Tailings Storage Facility.
●	“Subscription Agreements” means the subscription agreements entered into by the Company and each of the October PIPE Investors in connection with the October PIPE Financing.
●	“Technical Report” means an independent technical review and independent technical report summary in accordance with SEC Regulation S-K Technical Report Summary requirements, which was prepared to accompany the SEC filing for the information of MAC’s shareholders.
●	“U.S. dollars,” “US$” or “$” means United States dollars, the legal currency of the United States.
●	“U.S. GAAP” means United States generally accepted accounting principles.
●	“VWAP” means volume-weighted average price.
●	“Warrants” means the Public Warrants, Private Warrants and Financing Warrants.

Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100%. In particular and without limitation, amounts expressed in millions contained in this Annual Report have been rounded to a single decimal place for the convenience of readers.

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) and IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). We also report certain non-IFRS financial measures (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”), which are derived from the amounts presented in the financial statements prepared under IFRS.

AUSTRALIAN DISCLOSURE REQUIREMENTS

As a public company listed on the ASX, we are required to comply with various disclosure requirements under the Corporations Act, the ASX Listing Rules and the ASX Deed of Undertaking. Information furnished under the sub-heading “Australian Disclosure Requirements” or information which references specific Australian disclosure requirements throughout this Annual Report are intended to comply with the Corporations Act, ASX Listing Rules and/or the ASX Deed of Undertaking (as applicable).

MARKET AND INDUSTRY DATA

Market, ranking and industry data used throughout this Annual Report is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information, as indicated. Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In some cases, we do not expressly refer to the sources from which this data is derived. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

The forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings we made with the SEC and the ASX and the following important factors:

●	the effect of any future pandemic;
●	the benefits of the Business Combination;
●	expansion plans and opportunities;
●	our public securities’ potential liquidity and trading;
●	the lack of a market for the Company’s securities;
●	our financial performance;
●	adverse variances in the actual resources, reserves and life-of-mine inventories at CMPL from those contained in the Technical Report;
●	adverse operating conditions and geotechnical risks applicable to our operations;
●	our substantial capital expenditure requirements;
●	our inability to effectively manage growth;
●	the ability to maintain the listing of our Ordinary Shares and Public Warrants on the NYSE, and our CDIs on the ASX;
●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
●	the risks associated with cyclical demand for our products and vulnerability to industry downturns and regional, national or global downturns;
●	fluctuations in our revenue and operating results;

●	fluctuations and volatility in commodity prices and foreign exchange rates;
●	unfavorable conditions or further disruptions in the capital and credit markets and our ability to obtain additional capital on commercially reasonable terms;
●	competition from existing and new competitors;
●	our ability to integrate any businesses we acquire;
●	our dependence on third-party contractors to provide various services;
●	compliance with and liabilities related to environmental, health and safety laws, regulations and other regulations, including those related to climate change, including changes to such laws, regulations and other requirements;
●	climate change;
●	changes in U.S., Australian or other foreign tax laws;
●	increases in costs, disruption of supply, or shortages of materials;
●	general economic or political conditions; and
●	other factors detailed under “Item 3. Key Information—D. Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which will be accessible at www.sec.gov, and which you are advised to consult.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]

Not required.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should consider carefully the following risks, together with the financial and other information contained in this Annual Report, which we believe are the principal risks that we face. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the market price of our Ordinary Shares could decline. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the events discussed below will not occur.

Summary of Principal Risk Factors

Our business is subject to change, risks, and uncertainties, as described herein. The risk factors that the Company considers material include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Estimates of Reserves are uncertain and the volume and grade of ore actually recovered may vary from our estimates.
●	Our mining activities are subject to adverse operating conditions and geotechnical risks, which could adversely impact our ore recoveries and mining efficiencies.
●	Our mining activities are subject to ongoing cost and resourcing requirements that may not always be met.
●	To maintain our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital or financing on satisfactory terms, it could have an adverse impact on our results of operations.
●	Interruption or other disruptions and delays to our operations including offsite events such as power or rail freight interruptions could have a material adverse effect on our cash flow, results of operations and financial condition.
●	All production from the CSA Copper Mine is sold to a single customer, GIAG, and such reliance on GIAG as a key customer may have significant consequences for our cash flow and broader financial position.

●	Future project expansion and exploration success may not be achieved.
●	Land access to current or future mining tenements may not always be guaranteed.
●	Equipment failure at the CSA Copper Mine could have an adverse impact on our ability to continue operations.
●	General cost inflation across Australia, including, but not limited to, energy prices and labor costs may increase the costs of production more than anticipated.
●	We are subject to complex laws and regulations, which could have a material adverse effect on our operations and financial results.
●	The cost, outcome or impact of existing or future litigation could materially and adversely affect our business, financial condition and reputation.
●	Our current and future operations require permits and licenses, and failure to comply with or obtain such permits and licenses could have a material impact on our business.
●	Premature mine closure or placement into care and maintenance could subject us to significant additional costs and could have a detrimental effect on our financial condition.
●	We may be adversely affected by fluctuations in demand for, and prices of, copper.
●	Appreciation of the Australian dollar against the U.S. dollar could have the effect of increasing the CSA Copper Mine’s cost of production, thus reducing our margins.
●	Risks regarding international conflict and related market pressures may impact our business operations.
●	Information technology security breaches could harm our business activities and reputation.

Risks Related to our Financial Condition

●	Changes in accounting standards may have an adverse effect on the reported financial performance of our business.
●	Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.
●	Any new tax legislation introduced by governments may change the current tax treatment, which could adversely impact our cash flow from the CSA Copper Mine.

Risks Related to the Business Combination

●	We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
●	We incurred a significant amount of debt in connection with the Business Combination that is secured by substantially all of our assets, and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

Risks Related to Ownership of Our Securities

●	The prices of our securities may be volatile and there is no guarantee of a positive return on the Ordinary Shares.

●	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
●	We have identified a material weakness in our internal control over financial reporting and if we fail to remediate such material weakness or establish and maintain effective internal controls over financial reporting, our ability to report our results of operations and financial condition accurately and in a timely manner may continue to be adversely affected.
●	As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Ordinary Shares.
●	You may face difficulties in protecting your interests as a shareholder, as Jersey law provides substantially less protection when compared to the laws of the United States.

The risks described above should be read together with the text of the full risk factors below and the other information set forth in this Annual Report, including the consolidated financial statements and the related notes, as well as in other documents that are filed with the SEC and the ASX. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that are currently determined to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Risks Related to Our Business and Industry

Estimates of Reserves are uncertain and the volume and grade of ore actually recovered may vary from our estimates.

The existing Ore Reserves will be depleted over time by production from our operations. The currently estimated Ore Reserves support approximately five and a half years of operation, with the additional mine life in the life-of-mine plan (“LOM Plan”) being based principally on estimated Inferred Mineral Resources or projections of mineralization down dip of Inferred Mineral Resources. While the CSA Copper Mine has a long history of resource renewal and exploration success, and there is reasonable geological evidence of continuity down dip, our future estimates may not be realized. If we are unable to replace or increase Ore Reserves to maintain or grow our current level of Ore Reserves, this would adversely impact the long-term economic viability of our business and operations.

We base our Ore Reserve information on our own interpretation of geological data and current and proposed mine plans in accordance with subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates are periodically updated to reflect past ore production, new drilling information and other geological or mining data.

While such estimates are based on knowledge, experience and industry practice utilizing suitably certified competent persons employed or contracted by CMPL, there are considerable uncertainties inherent in estimating quantities and qualities of economically recoverable Ore Reserves, including many factors beyond our control. As a result, estimates of economically recoverable Ore Reserves are by their nature uncertain. Some of the factors and assumptions which impact economically recoverable Ore Reserve estimates include:

●	geological and mining conditions;
●	historical production from the area compared with production from other producing areas;
●	the assumed effects of regulations and taxes by governmental agencies;
●	our ability to obtain, maintain and renew all required mining tenements and permits;
●	future improvements in mining technology;
●	assumptions governing future commodity prices; and
●	future operating costs, including the cost of materials and capital expenditures.

Each of the factors which impacts reserve estimation may be beyond our control, prove unreliable or incorrect and/or vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of Ore Reserves may vary substantially.

In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or on a commercial production scale. Until actually mined and processed, no assurance can be given that the estimated tonnage, grades and recovery levels will be realized or that the Ore Reserves will be mined and processed economically. Material inaccuracies in, or changes to, Ore Reserves estimates may impact the LOM Plan and other projections as to the future economic viability of our business operations. Actual production, revenues and expenditures with respect to our Ore Reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual Ore Reserves in the future.

Our mining activities are subject to adverse operating conditions and geotechnical risks, which could adversely impact our ore recoveries and mining efficiencies.

Mining activities are subject to adverse operating conditions and geotechnical risks. Operational risks, accidents and other adverse incidents could include:

●	variations in mining and geological conditions from those anticipated, such as variations in geotechnical conclusions;
●	operational and technical difficulties encountered in mining, including management of atmosphere and noise, equipment failure and maintenance or technical issues;
●	adverse weather conditions or natural or man-made disasters, including floods, droughts, bushfires, seismic activities, ground failures, rock bursts, pit wall failures, structural cave-ins or slides and other catastrophic events;
●	insufficient or unreliable infrastructure, such as power, water and transport;
●	industrial and environmental accidents, such as releases of mine affected water and diesel spill;
●	industrial disputes and labor shortages;
●	transportation shortages impacting the timely transportation of labor, goods, products and service providers;
●	mine safety accidents, including fatalities, fires and explosions from methane and other sources;
●	competition and conflicts with other natural resource extraction and production activities within overlapping operating areas;
●	shortages, or increases in the costs, of consumables, components, spare parts, plant and equipment;
●	cyber-attacks or cybersecurity incidents that disrupt our operations or result in the dissemination of proprietary or confidential information about us to our customers or other third parties;
●	security breaches or terrorist acts; and
●	any or all of which may affect the ability to continue mining activities at the CSA Copper Mine.

As with most underground mines, the CSA Copper Mine is subject to geotechnical risks that arise from changes in the stresses, seismicity and/or stability of the rock formations that surround ore and waste material once that material has been extracted by mining. Geotechnical conditions can be unpredictable and failures in current or historic mined areas may occur without warning. Failures, in the form of the material collapsing into stope or development voids may result in risks to the safety of mining personnel underground, damage to mining equipment, a temporary or extended loss of access to mining areas directly or indirectly affected by the failure, and additional costs to rehabilitate affected areas, any of which may have an adverse impact on our operating performance and financial condition.

A particular concern at mines is warm temperatures that can reduce the amount of time during which underground mining activities can safely be conducted. Currently, our mining is taking place at depths down to 1,850 meters below surface, which significantly increases stress levels and causes difficulties with maintaining acceptable temperature levels in the mine. In particular, the CSA Copper Mine has high virgin rock temperatures, which may result in working conditions that are not suitable for workers or can result in risk for the use of explosives, requiring more expensive high temperature explosives that reduce operational flexibility. Any significant step change in the temperature gradient at depth could amplify this risk.

Any inability to maintain acceptable temperature levels in the mine could cause a delay in recovery of ore and/or could reduce the amount of material that we are able to recover, with the result that the ability to achieve recoveries from mineral sales and to sustain operations would be adversely impacted.

More generally, the CSA Copper Mine’s underground mining operations are subject to general seismicity risks, which may result in sudden movement of underground workings that may result in damage to underground workings and equipment and the temporary suspension of access to affected areas.

Adverse operating conditions may also cause operating costs to increase. Increasing depth will bring added temperature and increases stress levels to be managed and could have an adverse impact on ore recoveries and mining efficiencies.

Ore recovery could be adversely affected by increasing stress conditions that could increase more than modelled at depth (or trigger a significant increase in adverse impacts from even a slight change in conditions), resulting in poor ore recovery and increased dilution, both of which would have a material impact. As depth increases, costs will increase, resulting in the risk of diminishing returns if productivity improvements do not match the depth increases.

Our mining activities are subject to ongoing cost and resourcing requirements that may not always be met.

Our mining activities are dependent upon efficient and successful operation and exploitation of personnel, services and resources. Any increase in the price of production inputs, including labor, fuels, consumables or other inputs can materially and adversely affect our business and results of operations. Input costs can be affected by changes in factors including market conditions, government policies, exchange rates and inflation rates, which are unpredictable and outside our control. If we are unable to procure the requisite quantities of water, fuel or other consumables and inputs that our operations require in time and at commercially acceptable prices, or if there are significant disruptions in the supply of fuel, water (discussed further below) or other consumables and inputs, the performance of our business and results of operations could be materially and adversely affected.

Our mining activities require access to water which may not be available in times of water scarcity.

Total site water demand is approximately 950 ML per annum. Water is primarily supplied by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines, with a current entitlement of 1,356 ML per annum of high security water under the water sharing plan for the Macquarie and Cudgegong Regulated Rivers Water Source (the “Water Sharing Plan”). The Water Sharing Plan is regulated by the Water Management Act 2000 (NSW), which established the framework for water sharing plans, and establishes rules for sharing water between the environmental needs of the river or aquifer and water users, and between different types of water use such as domestic supply, stock watering, industry and irrigation. A 30% loss is typically incurred on this allocation, resulting in an actual raw water supply of ~950 ML per annum.

Additional water is available at the CSA Copper Mine from installed borefields, surface water capturing and tailings water recycling. Groundwater is sourced from 13 abstractions across three borefields. However, due to the hardness and level of sulphates in the ground water, treatment is required to render the water useable if required for potable water.

The CSA Copper Mine currently has sufficient water for operations. However, the Water Sharing Plan may be suspended in times of severe water shortages or amended by the relevant government minister if it is in the public interest to do so. As such, there is a risk that in the future the CSA Copper Mine will not have a guaranteed supply of water, and if there are significant disruptions in the supply of water, the performance of our business, results of operations and financial condition could be materially and adversely affected.

To maintain our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital or financing on satisfactory terms, it could have an adverse impact on our results of operations.

Mining is a capital-intensive business. Our expected capital expenditure requirements are significant, averaging around $26.7 million per annum over the next five years, potentially higher depending upon the eventual mine plan. Even with estimating data and a methodology that we believe is reasonable and appropriate, unanticipated costs or delays could result in capital cost overruns. We expect to require additional financing to sustain any future capital cost overruns. We plan to finance our operations with a combination of proceeds from the Business Combination, ASX Listing, capital from investors, and if required, loans from financial institutions, as well as anticipated future revenue from product sales. Our ability to successfully maintain and expand our business will depend on many factors, including our working capital needs, the availability of equity and/or debt financing and, over time, our ability to generate positive cash flows from operations. We believe that our cash on hand following the Business Combination and ASX Listing is sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months. However, additional funding may be required for a variety of reasons, including, but not limited to, delays in expected development.

Over time, we may need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, the issuance of equity, equity-related or debt securities or receipt of credit from financial institutions. If funds from operations are not sufficient, funds raised are expected to finance our working capital requirements and ongoing costs such as construction and development relating to the CSA Copper Mine.

Depending on the liquidity of global credit and capital markets, our ability to obtain new funding or refinance in the future may be significantly reduced. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed. In the case of an equity issue, this could be dilutive to shareholders. We may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our results of operations.

Our management of tailings are subject to significant environmental, health, safety and engineering challenges and risks, including the need to expand our tailings storage capacity that could adversely affect our business.

Mining operations require governmental permits and approvals for tailings storage areas. The CSA Southern Tailings Storage Facility (“STSF”) has approvals for operations out to November 2030, including the current stage 9 and planned stage 10 lifts. At present, the STSF stage 9 lift at the CSA Copper Mine has capacity to store tailings up to December 2024 at the current rate of approximately 55 kt of tailings per month, depending on production rate.

The stage 10 embarkment rise and stage 10 buttress have both received permitting approval with construction of the stage 10 lift to commence in late 2024 and is sufficient for current life-of-mine (“LOM”) reserves.

CMPL has commenced preliminary work on potential additional tailings storage areas with a designed but not yet approved stage 11 lift and, reviewing the currently excised Northern Tailings Storage Facility (“NTSF”) which covers an area of approximately 110ha, provides an opportunity for further tailings storage. Discussions have begun with the NSW Resources Regulator in regards to the process to follow to use the NTSF and bring it back onto the Mining Lease title.

In addition, recent work has identified an opportunity to minimize the buttressing on the STSF embankment based on a third party review and further stability work. There may be a requirement for additional ongoing work in the future that has not be identified at this time, including a third-party review of the currently approved stage 10 lift and associated buttressing.

A failure of tailings storage areas could result in an adverse environmental impact to the land on which operations are located and have a significant impact on our business and reputation. Based on the impact such incidents have had on other mining companies, a dam failure could result in immediate and prolonged cessation of operations at the relevant site, increased expenses, decrease in Ore Reserves, damage to assets, legal liabilities, government investigations, increased insurance costs or inability to obtain insurance or necessary certifications and significant remediation (and potentially compensation) costs, as well as long-term reputational damage and other impacts. Based on the third-party review, the local climate with evaporation at five times annual rainfall and the isolated location of the STSF in relation to any local communities, the risk of this occurrence at the CSA Copper Mine is very low.

Interruption or other disruptions and delays to our operations could have a material adverse effect on our cash flow, results of operations and financial condition.

Anything that delays the consistent mining of the CSA Copper Mine and production of high-grade copper concentrate, including but not limited to, construction or engineering issues, geotechnical or other mining related issues or adverse weather events could alter our prospects and adversely affect our business. Further, any delays and interruptions associated with the remaining grinding mill installation could have a material adverse effect on our operations. See “Item 4. Information on the Company—B. Business Overview—Operations—Processing” and “Item 4. Information on the Company—B. Business Overview—Operations—Mining.”

Our expected reduction in total direct site operating costs and increase in mined tonnages may not be realized in the short term or at all.

Our expected reduction in total direct site operating costs and increase in mined tonnages may not be realized in the short term or at all as a result of operational and work cultural changes introduced by our ownership and the development of additional stoping areas.

All production from the CSA Copper Mine is sold to a single customer, GIAG, and such reliance on GIAG as a key customer may have significant consequences for our cash flow and broader financial position.

One hundred percent of production from the CSA Copper Mine is committed under the Offtake Agreement with GIAG. Concurrently with the Closing, we entered into a new Offtake Agreement with GIAG to replace the existing offtake agreement and settle all amounts owing or receivable under the historical agreement, meaning GIAG continues to be the CSA Copper Mine’s sole customer following the Closing. Under the Offtake Agreement, which is governed by the laws of England and Wales, GIAG is entitled to suspend or cancel delivery of product in certain circumstances, such as due to the occurrence of a force majeure event. For example, both we and GIAG agree to use our respective reasonable efforts to cure any event of force majeure to the extent that it is reasonably possible to do so. Failure to deliver or accept delivery of Material which is excused by or is the result of an event of force majeure shall extend the term of the Offtake Agreement for a period equal to the period of such failure. Any suspension or cancellation of orders would reduce our cash flow and revenue. Any dispute arising in connection with the Offtake Agreement is to be resolved by arbitration under the Rules of the London Court of International Arbitration.

Future project expansion and exploration success may not be achieved.

We hold a number of exploration licences and interests in exploration licences adjacent to and in the area of the CSA Copper Mine. Mineral exploration and development are high-risk undertakings and involve significant uncertainties. No assurance can be given that our exploration programs in respect of these exploration tenements will result in the discovery of any viable mineral resource or reserve. Mineral exploration is highly speculative in nature and is frequently unsuccessful. Further, any mineral resource or reserve, if discovered may not be commercially viable to recover in current or future market conditions. Our exploration activities carry risk and as such, exploration progress may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of drill rigs or other equipment.

There is no guarantee that any mining lease will be obtained in respect of any exploration licence we currently hold. Further, in the event a mining lease were to be obtained, successful mine development, infrastructure construction and mineral production is dependent on obtaining all necessary consents and approvals and the successful design, construction and operation of efficient gathering, processing and transportation facilities. No assurance can be given that we will be able to obtain all necessary consents and approvals in a timely manner, or at all. Delays or difficulties in obtaining relevant approvals, or obtaining conditional or limited approvals, may interfere with our future mining operations or plans, which could materially impact our business and financial position in the future.

There is also no assurance that we will be able to finance future developments or the acquisition of exploration projects through operating cash flows, equity, debt, the issue of other forms of security, or any combination thereof.

Maintenance of mining tenement title and approvals is essential to the ongoing conduct of our operations.

Our mining, development and exploration activities are dependent upon the timely grant, or as the case may be, the maintenance or renewal of appropriate licences, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintenance, renewal and granting of mineral titles is often connected with or conditional on obtaining required statutory approvals. There is no assurance that we will be granted all mining titles or approvals for which we have applied or will apply for or that any licences, concessions, leases, permits or consents will be renewed as and when required or that new, unfavorable, conditions will not be imposed.

In particular, the current term of our mining lease, CML5, expires in 2028, and is subject to renewal at that time. There can be no guarantee that it will be renewed. To the extent such approvals, consents or renewals are not obtained in a timely manner, we may be curtailed or prohibited from continuing with our mining, exploration and development activities or proceeding with any future exploration or development.

Similarly, any challenge to our title or a dispute over boundaries could adversely impact extraction, production, processing, exploration and expansion activities.

Further, we could face penalties, lose title to our interest in the licences, concessions, leases, permits or consents, or any other tenements that we may acquire in the future, if conditions attached to those interests are not met or if insufficient funds are available to pay tenement rentals or meet expenditure requirements.

Land access to current or future mining tenements may not always be guaranteed.

Under Australian State and Commonwealth legislation, we may be required to obtain the consent of and/or pay compensation to landowners and holders of third-party interests, including pastoral leases, petroleum tenure and other mining tenure which overlay areas comprising our tenement and exploration interests in connection with exploration or mining activities undertaken by us, or in respect of any other mining projects that we acquire or develop in the future. Access to land often depends on a company being successful in negotiating with landholders. There is no assurance that we will obtain all the permissions required as and when required or that new conditions will not be imposed in connection therewith. To the extent such permissions are not obtained, we may be curtailed or prohibited from continuing with our exploration activities or proceeding with any future exploration or development.

Future pandemics could have an adverse effect on our business.

Future pandemics could significantly impact the national and global economy and commodity and financial markets. For example, the COVID-19 pandemic caused, among other things, extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and a global recession. The response to COVID-19 led to significant restrictions on travel, temporary business closures, quarantines and global stock market volatility.

While the impacts of COVID-19 have diminished, any resurgence or new strains, or any future pandemics, may have further impacts on labor availability, consumable supply and transport logistics. Any future pandemics, or a resurgence, or new strains of COVID-19 could lead to significant restrictions on travel and business closures. These travel restrictions and business closures may in the future adversely affect our operations, including our ability to obtain regulatory approvals and to sell our product, which could materially and adversely affect our business. The impacts of any future pandemics on our operational and financial performance will depend on various future developments, including the duration and spread of any new outbreak of an existing or new strain and the impact on regulatory agencies, customers, suppliers and employees.

General labor market tightness in the mining sector may lead to higher costs than planned or the inability to secure the skilled workforce necessary to optimize the mine.

The success of our business and projects will depend in large part on the skill of our personnel and on labor resources. Competition for personnel, particularly those with expertise in the mining services industry, is high. We may be impacted by general labor market constraints. In the event we are unable to attract, hire and retain the requisite personnel, we may experience delays or interruptions in operating the CSA Copper Mine and completing projects in accordance with project schedules and budgets, and our mining operations may be adversely affected.

Severe weather events and natural disasters, such as storms and floods, may impact the ability of the CSA Copper Mine to export its product in a timely manner and for us to otherwise conduct our operations.

We could be materially and adversely affected by natural disasters or severe weather conditions. Severe storms, such as tropical storms, and flash floods, and other natural disasters or severe weather conditions could result in the evacuation of personnel, loss of facilities, damage to equipment and facilities, interruption in mining and transportation of products and materials and loss of productivity. Disruptions in operations or damage to any such facilities could reduce our ability to mine successfully. If we are unable to operate or are required to reduce operations due to severe weather conditions, our business could be adversely affected as a result of curtailed deliveries of our product.

Rehabilitation liabilities may increase or otherwise impact our operating margins.

Environmental rehabilitation liabilities are a generally well-recognized cost associated with producing mines such as the CSA Copper Mine. We are required to include provisions in our financial statements for rehabilitation and remediation costs. Estimating the likely quantum of such costs involves making assumptions as to mine life (which, in turn, is influenced by estimates regarding future commodity prices), the extent of disturbance and contamination, and future rehabilitation and closure costs. As such, no assurance can be given as to the adequacy or accuracy of our current provisions for future rehabilitation and closure costs, and actual costs may be substantially greater.

Further, we have in place security deposits with the New South Wales Government that are intended to provide surety against rehabilitation liability and closure obligations in the event of our insolvency or termination, forfeiture or expiration of our mining tenements and exploration licenses. The quantum of the surety is determined by the relevant regulatory authority having regard to an assessment of disturbance and contamination, and other criteria determined by the regulatory authority (from time to time). The assessment undertaken by relevant authorities may result in an increase in the quantum of the surety which will increase the liability recognized by us in our statement of financial position and increased costs incurred by us to put the surety in place. If, in the future, we are unable to secure required financial assurances or are forced to obtain financial assurance at too high a cost, we may not be able to obtain permits, and in that event production on our properties could be adversely affected. This could have a material adverse effect on our business.

We may also experience a significant increase in the financial burden of addressing environmental rehabilitation liabilities as a result of legislative, judicial or executive decision-making by governmental authorities. Laws and regulations concerning the environment are constantly changing and are generally becoming more restrictive and expensive to comply with. To the extent that we become subject to further environmental rehabilitation liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on us.

Inability to access reliable transport and infrastructure could have an adverse impact on our revenue, productivity and reputation.

Our mining, processing and development activities depend heavily on adequate infrastructure. As our product is transported by a range of methods, including rail and sea, we require reliable railroads, bridges, power sources and water supplies to access and conduct our operations.

A number of factors could disrupt the availability and reliability of essential infrastructure and transport services, including weather-related issues, key equipment or infrastructure failures, rail or port capacity, congestion, industrial action, commercial disputes, terrorist attacks or other events. The occurrence of any such disruptions could limit our ability to deliver our product, which could in turn impact our revenue, productivity and reputation. Further, if the cost of accessing such infrastructure increases, we will be unable to pass through such cost increases, which would adversely impact our profitability.

Equipment failure at the CSA Copper Mine could have an adverse impact on our ability to continue operations.

The CSA Copper Mine and its associated processing plant and equipment are at risk of incidents such as critical mechanical failures, fire, damage via corrosion of aged infrastructure, and loss of power supply.

Obtaining and repairing these major pieces of equipment often involves long lead times. If any major pieces of equipment or facilities suffers major damage or are destroyed by fire, abnormal wear and tear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport copper concentrates and could materially and adversely affect our business, operating and financial performance.

General cost inflation across Australia, including, but not limited to, energy prices may increase the costs of production more than anticipated.

During the production process of high-grade copper concentrate, we are exposed to volatility in prices for certain raw materials and products. Prices and availability of these raw materials are subject to substantial fluctuations that are beyond our control due to factors such as changing economic conditions, inflation, currency and commodity price fluctuations, tariffs, resource availability, transportation costs, weather conditions and natural disasters, political unrest and instability, and other factors impacting supply and demand pressures. Significant price increases for these supplies could adversely affect our operating profits. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies. COVID-19, for example, resulted in raw material price inflation as well as supply chain constraints and disruptions.

Any new native title claims asserted or recognized over the mine site may impact the ability to operate or result in higher than planned costs.

We are required under applicable local laws and regulations to seek authorizations and consents from Aboriginal and Torres Strait Islander peoples in relation to native title (where it has not been extinguished) and Aboriginal cultural heritage, including in connection with our operating, producing, exploration and development activities.

If native title is either determined to exist or there are registered, but undetermined, native title claims over any part of the tenements and native title has not otherwise been extinguished with respect to that part, we may be required to negotiate with, and pay compensation to, the native title holders for impairment, loss or diminution or other effect of the proposed activities on their native title rights and interests. Compensation obligations may also arise pursuant to agreements with native title claimants or native title holders in relation to any tenements we acquire. The existence of native title or a registered native title claim may preclude or delay the granting of exploration and mining tenements pending resolution of the statutory procedures imposed by the NT Act and considerable expenses may be incurred in negotiating and resolving native title issues.

We cannot predict whether we will be able to obtain all required authorizations and consents for our current and future operations. Obtaining, retaining or renewing the necessary authorizations and consents can be a complex and time-consuming process and may involve substantial costs or the imposition of onerous conditions. There can be considerable delay in obtaining the necessary authorizations and consents. However, where consents and authorizations are not provided by agreement, there are fallback options available under the native title “right to negotiate” process and the statutory process for development of cultural heritage management plans.

The duration and success of authorization and consent processes are contingent on many factors that are outside of our control. Failure to obtain an authorization or consent in connection with a specific project may adversely impact our operations.

Existing and future environmental laws and may increase our costs of doing business, result in significant liabilities, fines or penalties, and may restrict our operations.

The nature of our mining operations carries the potential for environmental disturbance and harm, with implications for surrounding ecosystems, water supply and land use. This could be due to, among other things, physical disruption from land clearing and excavation and use of groundwater supplies in mining operations, or the uncontrolled release of contaminants into soil and waterways.

We are subject to various environmental laws and regulations, including those related to wastewater discharge, solid waste discharge, pollution, tailings, air emissions, noise and the disposal of hazardous materials and other waste products from our operations. Such laws and regulations may subject us to liabilities, including liabilities associated with contamination of the environment, damage to natural resources and the disposal of waste products that may occur as the result of our operations. In addition, certain laws and regulations require enterprises like ours that oversee mining operations to engage companies which are licensed and qualified to oversee the mines, and to collect, store, dispose of and transfer the copper. If we fail to comply with environmental laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of non-compliance, and may order us to cease operations. In particular, any breach by us in connection with laws and regulations relating to the handling of minerals, as well as tailings and other waste products from our operations, may subject us to monetary damages and fines. We may also suffer from negative publicity and reputational damage as a result of such non-compliance. In addition, if any third party suffers any loss as a result of our emissions, release of hazardous substances, our improper handling of minerals, tailings or other waste products, or our non-compliance with environmental laws and regulations, such third parties may seek damages from us.

We are also required to have comprehensive environmental management plans and mine closure plans in place for the CSA Copper Mine, which include the proposed methods to rehabilitate disturbed land, remediation requirements for contaminated land and end uses for land and infrastructure. These are developed in accordance with regulatory requirements and in consultation with regulatory bodies, and are regularly reviewed for ongoing suitability. However, as scientific understanding of the extent and long-term impacts of environmental disturbances caused by the mining industry continues to evolve, regulatory responses and stakeholder attitudes may shift. More stringent regulation of environmental management plans and more onerous mine closure and rehabilitation obligations may result in increased costs for mitigation, offsets or compensatory actions.

Future changes to environmental laws and regulations may also require us to install new control equipment or otherwise change operations or incur costs in order to comply with any such change in laws or regulations. We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as such laws and regulations are evolving and tend to become more stringent. Therefore, if governments in areas where we operate impose more stringent laws and regulations in the future, we will have to incur additional, potentially substantial costs and expenses in order to comply, which may negatively affect our results of operations.

We are subject to complex laws and regulations, which could have a material adverse effect on our operations and financial results.

As a business with international reach, we are subject to complex laws and regulations, including investment screening laws, in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

New legislation may require different operating methodologies or additional capital or operating expense to satisfy new rules and regulations. Changes in environmental and climate laws or regulations could lead to new or additional investment in manufacturing designs, could subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures.

We may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations. In certain jurisdictions, these legal and regulatory requirements may be more stringent than in the United States and may impact mining companies more specifically. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

Because the CSA Copper Mine’s operations are located outside of the United States, we may be subject to a variety of additional risks that may negatively impact our operations.

The CSA Copper Mine’s operations are located in Australia. As such, we are subject to special considerations and risks associated with companies operating in an international setting, including, but not limited to, any of the following:

●costs and difficulties inherent in managing cross-border business operations;
●rules and regulations regarding currency redemption;
●complex corporate withholding taxes on individuals;
●laws governing the manner in which future business combinations may be effected;
●exchange listing and/or delisting requirements;
●tariffs and trade barriers;
●regulations related to customs and import/export matters;
●local or regional economic policies and market conditions;

●unexpected changes in regulatory requirements;
●	longer payment cycles;
●	tax issues, such as tax law changes and variations in tax laws as compared to United States tax laws;
●	currency fluctuations and exchange controls;
●	rates of inflation;
●	challenges in collecting accounts receivable;
●	cultural and language differences;
●	employment regulations;
●	underdeveloped or unpredictable legal or regulatory systems;
●	corruption;
●	protection of intellectual property;
●	social unrest, crime, strikes, riots and civil disturbances;
●	regime changes and political upheaval;
●	terrorist attacks, natural disasters, pandemics and wars; and
●	deterioration of political relations with the United States.

We may not be able to adequately address these additional risks, and our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.

Existing and future government laws, regulations and other legal requirements that govern our business may increase our costs of doing business and may restrict our operations.

As a business with international reach, we are subject to complex laws and regulations, including investment screening laws, in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

We may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations, including Australia’s Foreign Acquisition and Takeovers Act 1975 (Cth), as amended. In certain jurisdictions (including Australia), these legal and regulatory requirements may be more stringent than in the United States. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

Violations of anti-money laundering, sanctions and compliance laws may subject us to regulatory sanctions or other claims and could materially and adversely affect our business, financial condition and reputation.

Any fraud, bribery, corruption, money-laundering, violations of trade sanctions, misrepresentations, anti-competitive behavior or other misconduct by our directors, employees, contractors, customers, suppliers, business partners and other third parties could result in violations of relevant laws and regulations and subject us to corresponding regulatory sanctions or other claims. These illegal activities may not be known to us, may be outside of our control, and may result in serious civil and criminal liability in addition to reputational harm. While we have implemented policies and monitoring procedures to limit the likelihood of bribery and corruption occurring, no assurances can be made as to the effectiveness of such policies in preventing these illegal activities.

The cost, outcome or impact of existing or future litigation could materially and adversely affect our business, financial condition and reputation.

The nature of our business and industry involves exposure to litigation, including civil liability claims, criminal claims, environmental and native title matters, health and safety matters, workers’ compensation claims, regulatory and administrative proceedings, government investigations, tort claims, contract claims, tax investigations and labor disputes. Although we may defend any such matters and make insurance claims when possible, litigation and other regulatory investigations and proceedings are costly (even if we were to prevail on the merits of the dispute), unpredictable and time-consuming. While it is difficult for us to accurately predict the outcome or impact of existing or future litigation, future litigation costs, settlements or judgments could materially and adversely affect our business, financial condition and reputation.

Existing and future laws and regulations governing issues involving climate change, and public sentiment regarding climate change, could result in increased operating costs or otherwise impact our operations or products, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the possible impact of climate change. Laws, treaties, international agreements and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such laws and regulations. Any future climate change laws and regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. At this time, we cannot predict with any certainty how such future laws and regulation will affect our financial condition, operating performance or ability to compete. Furthermore, even without such laws and regulation, increased awareness and any adverse publicity in the global marketplace about possible impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations, if any, are highly uncertain and, if present, would be particular to the geographic circumstances in areas in which we operate. Nevertheless, these impacts could adversely impact the cost, production and financial performance of our operations.

Our current and future operations require permits and licenses, and failure to comply with or obtain such permits and licenses could have a material impact on our business.

Our current and future operations, including additional exploration activities, require permits, licenses and similar approvals from governmental authorities, including those related to the environment and health and safety. We cannot predict if all permits, licenses and approvals which we may require for our existing and future operations will be obtainable on reasonable terms, if at all.

Costs related to applying for and obtaining permits, licenses and approvals may be prohibitive and could delay our planned operations. In addition, the relevant regulatory frameworks are complex and are regularly reviewed and amended in response to changes in stakeholder and community expectations. The application process preceding the grant and renewal of regulatory approvals is often protracted due to internal government decision-making processes (which involve the exercise of discretion and can be unpredictable) and statutory and other rights of stakeholders, including the public, non-government organizations and anti-mining groups, who may be required to be consulted with respect to, comment upon, and submit objections to (as the case may be) proposed approvals. These stakeholders may also bring lawsuits to challenge the issuance of certain approvals, permits and licenses, the validity of environmental impact statements, or the performance of mining activities. Delays or difficulties in obtaining relevant approvals may interfere with our current or planned mining operations, which could impact on profitability and overall business performance.

Failure to comply with applicable permitting and licensing requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions. Amendments to current permits and licenses governing our operations, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs or reduction in levels of activities at the CSA Copper Mine, or require abandonment or delays in future activities.

Premature mine closure or placement into care and maintenance could subject us to significant additional costs and could have a detrimental effect on our financial condition.

We could be required to cease operations at the CSA Copper Mine prior to the end of its mine life due to health, safety, environmental, geotechnical, geological, commercial, financial or other concerns. An unexpected early closure could cause us to incur significant costs, including in connection with site rehabilitation, asset idling costs, employee redundancy, contractor demobilization costs, early contract termination and loss of revenue. We may be required to implement changed operational plans, fund the closure costs on an expedited basis and potentially lose future revenue, which would have an adverse impact on the financial condition and our results of operations.

The placement of the CSA Copper Mine into care and maintenance (a temporary shutdown in circumstances where production is not financially viable in the short-term) could have similarly detrimental effects on our financial position.

We may be subject to community opposition or negative publicity in connection with our activities as a major mining company.

All industries, particularly the mining industry, are subject to community actions in the various jurisdictions in which they are present. Fostering and maintaining a “social license to operate”, which can be understood as the acceptance of the activities of these companies by stakeholders, in the case of a mining project is a key tenet of corporate social responsibility, without which it can be very difficult to, among other things, secure necessary permits or arrange financing. Our relationship with the communities in which we operate is important to ensure the future success of existing operations and the construction and development of our projects. While we consider that our relationships with the communities in which we operate are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain stakeholders, some of which oppose resource development because of concerns involving environmental issues or indigenous rights, are often vocal critics of the mining industry and its practices. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at, or near, their communities. These parties may take action by, among other things, opposing new projects or approvals, applying for injunctions seeking work stoppage, commencing lawsuits for damages and generally protesting or disrupting mining activities. Changes in the aspirations and expectations of local communities and stakeholders where we operate with respect to our contribution to employee health and safety, infrastructure, community development, environmental management and other factors could affect our “social license to operate”. Adverse publicity generated by such persons, in connection with such protests or generally across the mining industry, could have an adverse effect on our reputation or financial performance.

We may be adversely affected by fluctuations in demand for, and prices of, copper.

Our business is highly dependent on strong demand for copper. Changes in demand for, and the market price of, copper could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the price of copper. Copper prices may fluctuate and are affected by numerous factors beyond our control, such as interest rates, exchange rates, taxes, inflation, global demand for copper and the political and economic conditions of countries that produce or import copper. A prolonged or significant economic contraction worldwide could put downward pressure on market prices of copper. These factors could negatively impact the copper price and therefore our business. Protracted periods of low prices for copper could significantly reduce revenues and the availability of required capital in the future. As such, our business may be adversely affected, and growth in our revenues may slow or decline, if market demand for copper deteriorates or copper production outpaces demand.

Additionally, we may be unable to adjust production volumes in a timely or cost-efficient manner in response to changes in pricing and demand. In periods of low prices, we may have limited ability to reduce or curtail operating activities to reduce costs, as many of our operating overheads (such as plant and equipment) are fixed in the short-term. This may lead to higher production costs on a unit cost basis. Conversely, during periods of high prices, our ability to rapidly increase production may be practically constrained by the availability of additional plant, equipment and other infrastructure, and labor (particularly given demand for these inputs typically increases on an industry-wide basis when commodity prices are high).

Our operations are underpinned by numerous contractual arrangements with third parties and non-compliance with these arrangements may substantially affect our operations or profits.

Our capacity to efficiently conduct our operations in a number of respects depends upon third party products and service providers and contractual arrangements that have been entered into by CMPL to provide for these arrangements. As in any contractual relationship, our ability to ultimately receive benefits from these contracts is dependent upon the relevant third party complying with its contractual obligations. To the extent that such third parties default in their obligations, it may be necessary for us to enforce our rights under the relevant contracts and pursue legal action. Such legal action may be costly and no guarantee can be given that a legal remedy will ultimately be obtained on commercial terms.

Additionally, some existing contractual arrangements that CMPL obtains the benefit of are related party contracts with other members of the Glencore group, or contracts which the Glencore group has entered into for the benefit of multiple mines and entities in the Glencore group. We may be unable to continue to obtain the benefit of these agreements moving forward following the Closing and may need to seek alternative service and product providers, or renegotiate new contracts with the existing service providers. There is no guarantee that such services and products may be obtained within the timeframe preferred by CMPL, or on terms and pricing favorable to us. Any delay or deficiency in our contractual arrangements moving forward following completion of the Business Combination may result in us being unable to carry on all of our planned business and other activities. Any changes to terms and pricing of these contractual arrangements may materially affect our business and financial condition.

Appreciation of the Australian dollar against the U.S. dollar could have the effect of increasing the CSA Copper Mine’s cost of production, thus reducing our margins.

The Australian dollar is influenced by interest rate differentials and the price and volume of Australia’s main exports, which are iron ore and coal. The Australian dollar is not materially impacted by the copper price and thus moves independently of the copper price. The Australian dollar could appreciate against the US dollar, which could have the effect of increasing the CSA Copper Mine’s cost of production when expressed in US dollar terms if US dollar copper prices remain constant, thus reducing our margins.

We depend on key personnel for the success of our business.

We depend on the continued services and performance of key personnel, including members of our senior management among other key staff. If one or more of our senior management or other key employees cannot, or choose not to continue their employment with us, we might not be able to replace them easily or in a timely manner, or at all. In addition, the risk that competitors or other companies may poach our talent increases as we become more well-known. Our key management personnel may elect to leave the Company resulting in a loss of continuity, which may negatively impact our production and costs. The loss of key personnel, including members of management, could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. We face intense competition in the industry for well-qualified, highly skilled employees and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. We cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. If we fail to effectively manage our hiring needs and successfully integrate our new hires, among other factors, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.

Finally, effective succession planning will be important to our future success. If we fail to ensure the effective transfer of senior management knowledge and to create smooth transitions involving senior management, our ability to execute short and long-term strategic, financial and operating goals, as well as our business, financial condition and results of operations generally, could be materially adversely affected.

Our management of workplace health and safety matters may expose the company to significant risk.

As with any mining project, there are health and safety risks associated with our operations in Australia. Given the inherent dangers associated with mining, many of our workforce (including contractors) may be exposed to substantial risk of serious injury or death from hazards, including motor vehicle incidents on or off-site, electrical incidents, falls from height, being struck by suspended loads, seismicity-induced and other rock falls underground, fire and confined space incidents. Workers may also be subject to longer-term health risks, including due to exposure to noise and hazardous substances (such as dust and other particulate matter). Workplace health and safety obligations can increase in regulatory complexity and scrutiny over time, such that new compliance obligations may develop and emerge. While we regularly and actively review our workplace health and safety systems and monitor compliance with workplace health and safety regulations, no assurance can be made that we have been or will be at all times in full compliance with all applicable laws and regulations, or that workplace accidents will not occur in the future. As the operator of an underground mine, we have extensive legislative obligations to ensure that our personnel and contractors operate in a safe working environment. A failure to comply with such obligations or workplace health and safety laws and regulations generally could result in civil claims, criminal prosecutions or statutory penalties against us which may adversely affect our business, financial position and performance, as well as causing long-term reputational damage.

Our insurance coverage may not be sufficient in all possible contexts and we may not be able to rely upon our insurance in certain circumstances.

Our mining, exploration and development operations involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes and other environmental occurrences, political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labor disputes, changes in regulatory environment, monetary losses and possible legal liability. We maintain insurance within ranges of coverage we believe to be consistent with industry practice and having regard to the nature of activities being conducted and associated risks as set out above. However, no assurance can be given that we will be able to continue to obtain such insurance coverage at all times, that such coverage will be at reasonable rates or that any coverage we arrange will be adequate and available to cover all such claims. Further, we may elect to not purchase insurance for certain risks due to various factors (such as cost, likelihood of risks eventuating and industry practice). The lack or insufficiency of insurance coverage could adversely affect our business, financial position and performance.

Risks regarding international conflict and related market pressures may impact our business operations.

The outbreak of military conflict between Russia and Ukraine is having a material effect on the global economy. These hostilities have created uncertainty for capital markets around the world, and this uncertainty may lead to adverse consequences for commodity prices and our business operations.

Measures taken by governments around the world to end the Ukrainian conflict (such as imposing tariffs on Russian exports and other economic sanctions) may cause disruptions to our supply chains and adversely impact commodity prices. Ongoing sanctions and trade restrictions on Russia or other markets could adversely affect our operations, revenue and profit. Such events may affect our financial performance. Further, there is no certainty that similar conflicts which impact global markets will not arise in the future.

Information technology security breaches could harm our business activities and reputation.

We use certain information, communications and technology (“ICT”) systems and automated machinery to manage our production processes and operate our business. However, even advanced ICT systems are subject to defects, interruptions and breakdowns, which could cause business disruption and operational errors. In addition, our ICT systems and automated machinery may be vulnerable to security breaches or cybersecurity incidents (for example, from cyber criminals), resulting in unauthorized access to confidential financial, operational or customer data, damage to automated machinery, or production interruptions as well as incidents arising from our employees’ or contractors’ human error. Any such damage or interruption could adversely affect our business results, including due to facing significant fines, litigation, reputational harm and expenses incurred in repairing and upgrading systems.

Market risks and competition in the copper and battery metals industry in Australia may impact our business operations.

We are one of a large number of mining and exploration companies that operate in the base metals and battery metals industry in Australia. Although we will undertake all reasonable due diligence in our business decisions and operations, we will have no influence or control over the activities or actions of our competitors, which may positively or negatively affect the operating and financial performance of our projects and business. There can be no assurance that we can compete effectively with other base metal and battery metal mining and exploration companies in the search for and recovery of base metal and battery metal resources.

Sovereign risk and changes in law may impact our operations in unforeseen ways.

The exploration, development and production of copper and other base metals, as well as operational profitability generally, can be affected by changes in government policy that are beyond our control. The Australian Government regularly conducts legislative, regulatory and policy-related reviews in connection with mining operations and related environmental, social and governance issues. Changing attitudes to environmental, land care, cultural heritage or indigenous land rights issues, together with the nature of the political process, means that the regulatory framework in which mines operate will change over time. Such changes may affect our exploration, development or operational plans and our rights and/or obligations to undertake such activities. Taxes, royalties, duties, excise, fines, fees and other legislative or regulatory costs may be imposed on us by governments in Australia or in other jurisdictions in which we operate. Unforeseen judicial, legislative or executive decisions have adversely affected the viability and profitability of mining operations within Australia in the past and could adversely affect the company’s financial and operational performance in the future.

The CSA Copper Mine is located in the Commonwealth of Australia and, specifically, the State of New South Wales. This jurisdiction has historically been a safe, stable, transparent and lawful jurisdiction for mining companies to operate within. Sovereign risk associated with mining operations and commerce within this jurisdiction is generally considered to be low. Nonetheless, change in the composition or policies of the government may result in a less conducive environment for mining or commerce, which is beyond our control and could adversely affect our earnings, revenue, costs, reputation or profitability.

Risks Related to our Financial Condition

Changes in accounting standards may have an adverse effect on the reported financial performance of our business.

We prepare our financial statements in accordance with IFRS, which may be amended or replaced with new standards. Any such amendment or replacement is beyond our control and may have an adverse effect on the reported financial performance of the business. In addition, IFRS requires us to exercise judgment and make estimates when preparing our financial statements, and it is possible that relevant regulatory authorities may not agree with those judgments or estimates.

Our balance sheet includes a number of assets that may be subject to impairment risk.

Our balance sheet includes a number of assets that may be subject to impairment risk, including plant and equipment, mining tenements, and intangible assets. The values of these assets are derived from the valuation of the underlying business and as such, are exposed to many of the risks that our business is exposed to, including commodity prices and demand, exchange rate risk, operational risks and adverse changes in estimated reserves and resources. Adverse changes in these risk factors could lead to a reduction in the valuation of our assets and result in an impairment charge being recognized on our balance sheet.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of domestic and international income and non-income tax laws, rules and regulations to our operations are subject to interpretation by the relevant taxing authorities. Given a focus on revenue generation, taxing authorities have become more aggressive in their enforcement of such laws, rules and regulations, resulting in increased audit activity and audit assessments and legislation. As such, potential tax liabilities may exceed our current tax reserves or may require us to modify our business practices and incur additional cost to comply, any of which may have a material adverse effect on our business.

We may be, or may become, a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined herein) holds our Ordinary Shares or warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Based on the composition of our income and assets, we do not believe that the Company was a PFIC for the taxable year ending on December 31, 2023, and do not expect to be a PFIC for the current taxable year or the foreseeable future. PFIC status is an annual determination that can only be made following the close of each taxable year. Because the facts on which any determination of our PFIC status are based (including the composition of our income and assets, which may change) will not be known until the close of the taxable year in question, it is possible that we will be treated as a PFIC for the current taxable year or future taxable years.

Additionally, although a foreign corporation’s PFIC determination will be made annually, absent certain elections, a determination that MAC or the Company is or was a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold our securities, whether or not we are a PFIC in those subsequent years. Although uncertain, MAC (our predecessor for purposes of these rules) was likely classified as a PFIC for its taxable years ending December 31, 2021 and December 31, 2022 because of the nature of its income and assets for such years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations” for a more detailed discussion of the potential application of the PFIC rules. U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to them.

Any new tax legislation introduced by governments may change the current tax treatment, which could adversely impact our cash flow from the CSA Copper Mine.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions, all of which could change on a prospective or retroactive basis. Such changes may include, but are not limited to, changes to the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, payroll, fringe benefits paid to employees, royalties, the taxation of partnerships and other pass-through entities or the imposition of minimum taxes. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position overall or effective tax rates in the future, reduce post-tax returns to our shareholders, or increase the complexity, burden and cost of tax compliance.

Risks Related to the Business Combination

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although we conducted due diligence on the CSA Copper Mine and CMPL, we cannot assure you that this due diligence revealed all material issues that may be present in CMPL’s business, that it would be possible to uncover through a customary amount of due diligence or that factors outside of our control will not later arise. As a result, we may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, additional, unexpected risks may arise or previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate lending covenants to which we may be subject. Accordingly, any of our securityholders could suffer a reduction in the value of their securities. Such securityholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws.

We incurred a significant amount of debt in connection with the Business Combination that is secured by substantially all of our assets, and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

In connection with the Business Combination, we incurred approximately $393 million in aggregate principal amount of indebtedness under the Debt Facilities (the “Debt Financing”), which is secured by substantially all of our assets.

We are required to use a portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures and other corporate purposes and limit our ability to obtain additional financing (or to obtain such financing on acceptable terms) for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. A high level of leverage may also have significant negative effects on our future operations by increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments.

The Debt Financing subjects us to financial maintenance covenants and restrictive covenants limiting our business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers and sales of assets, and restrictions on the payment of dividends or distributions. The total net debt to EBITDA ratio in the SFA currently does not account for whether we have drawn upon any part of the Copper Stream in the Redemptions Backstop Facility. The financial covenants require us to (i) maintain a debt-service coverage ratio over any relevant period of not less than 1.20, (ii) have a forecast cash flow coverage ratio of not less than 1.25, (iii) have a net debt to EBITDA ratio of not more than 2.5, (iv) maintain a ratio of total net debt to EBITDA of not more than 3.50 (for the first 12 months after financial close of the Senior Facilities) or 3.25 thereafter, (v) have available cash and cash equivalents of at least US$30 million at the end of each relevant period, and (vi) have a reserve tail ratio projection of over 25% at the termination date (as defined therein).

Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay or refinance such indebtedness immediately. In such event, we may be unable to repay our indebtedness or refinance such indebtedness on reasonable terms, if at all, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The projections and operating information prepared in connection with the Business Combination rely in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from the forecasted results.

We prepared projected financial and operating information (including the projections, or the “Projections”) in connection with the Business Combination, reflecting certain estimates of our future performance based on the reasonable beliefs and assumptions of management at the relevant time when such Projections were prepared and/or presented. In particular, the Projections were prepared by management based on certain estimates, assumptions and internal, forward-looking and unaudited prospective financial information. While those estimates, assumptions and information were believed to be reasonable with respect to the expected future financial performance at such time, they could not and do not take into account any circumstances or events occurring after the Closing. The Projections incorporate certain financial and operational assumptions, including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the business of the CSA Copper Mine.

The assumptions that underlie the Projections are preliminary and there can be no assurance that our actual results will be in line with our expectations. The Projections cover multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on various factors, many of which are outside our control, including but not limited to, those stated elsewhere in this section entitled “Item 3. Key Information—Risk Factors” and the following:

●	our ability to effectively manage growth;

●	changes in our strategy, future operations, financial position, estimated revenue and losses, forecasts, projected costs, prospects and plans;
●	our ability to satisfy future capital requirements;
●	expansion plans and opportunities;
●	adverse variances in the actual resources, reserves and life-of-mine inventories at the CSA Copper Mine from those contained in the Technical Report;
●	adverse operating conditions and geotechnical risks applicable to the CSA Copper Mine’s operations;
●	our ability to successfully identify acquisition opportunities, make acquisitions on terms that are commercially satisfactory, successfully integrate potential acquired businesses and services, and subsequently grow acquired businesses;
●	our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
●	fluctuations in the CSA Copper Mine’s revenue and operating results;
●	fluctuations and volatility in commodity prices and foreign exchange rates;
●	competition from existing and new competitors;
●	climate change;
●	changes in U.S., Australian or other foreign tax laws;
●	increases in costs, disruption of supply, or shortages of materials; and regulatory, legislative and political changes.

There can be no assurance that our actual results will be in line with the Projections. Unfavorable changes in any of these or other factors, most of which are beyond our control, could adversely affect our business, financial condition and results of operations and cause our actual results to differ materially from the Projections.

Risks Related to Ownership of Our Securities

The prices of our securities may be volatile and there is no guarantee of a positive return on our securities.

We can make no guarantee in respect of the market price of our securities, and any acquirer of our securities, whether by direct issue, conversion, or acquisition on-market, may not necessarily make a profit on any capital expended in the acquisition. The value of our securities is determined by the stock market and will be subject to a range of factors beyond our control and the control of our directors and management.

The market price of a publicly traded stock is affected by many variables not directly related to the success of the company. These factors include, but are not limited to, the demand for, and availability of, the company’s securities, movements in domestic interest rates, exchange rates, fluctuations in the Australian, United States and international stock markets, and general domestic and economic activity. Securities markets can experience high levels of price and volume volatility, and the market price of securities of many companies can experience wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities going forward.

There is no certainty that we will pay dividends.

Any future determination as to the payment of dividends will be at the discretion of our Board and will depend on numerous factors including our costs, revenue, financial covenants, capital expenditure requirements, and financial strategy. No assurance in relation to the future payment of dividends or franking credits attaching to dividends can be given by us. Furthermore, until the Debt Facilities used to finance the acquisition have been repaid in full, there will be additional restrictions on our ability to pay dividends and dividends will only be payable subject to a permissible cash flow waterfall structure to limit cash distributions by us.

Because we have no current plans to pay cash dividends on Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell Ordinary Shares for a price greater than that which you paid for them.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in Ordinary Shares unless you sell Ordinary Shares for a price greater than that which you paid for them.

Sales of a substantial number of our Ordinary Shares into the public market, or the perception that such sales might occur, could cause the market price of our Ordinary Shares to decline.

Sales of substantial blocks of our Ordinary Shares into the public market, or the perception that such sales might occur, could cause the market price of our Ordinary Shares to decline and may make it more difficult for you to sell your Ordinary Shares at a time and price that you deem appropriate. As of December 31, 2023, we have 50,236,544 Ordinary Shares outstanding. In addition, since December 31, 2023, the Company undertook the ASX Listing which resulted in the issue of an additional 19,117,648 Ordinary Shares (represented by the issue of CDIs to be acquired on ASX).

We intend to register the offer and sale of all Ordinary Shares that we may issue under, or in connection with, our equity compensation plans.

We may require additional funding to satisfy our consideration obligations to Glencore if contingent consideration milestones are met.

Under our outstanding obligation to make certain contingent payments to Glencore in accordance with the terms of the Share Sale Agreement, if the daily LME closing copper price exceeds US$4.25/lb (for any rolling 18-month period) or US$4.50/lb (for any rolling 24-month period), we will be required to respectively pay the first contingent copper payment and second contingent copper payment to Glencore within one business day after the trigger is achieved. There can be no assurance that, if triggered, these contingent copper payments can be met without further financing or, if further financing is necessary, that financing can be obtained on favorable terms or at all. If additional funds are raised by issuing equity securities or equity-linked securities, this may result in dilution for some or all of the holders of our securities.

The Warrants may never be in the money, and may expire worthless.

The exercise price of the Public Warrants and the Private Warrants is $11.50 per share, and the exercise price of the Financing Warrants is $12.50 per share. We believe the likelihood that warrant holders will exercise the Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe the holders of Public Warrants and Private Warrants will be less likely to exercise their Public Warrants and Private Warrants. If the market price for our Ordinary Shares is less than $12.50 per share, we believe the holders of Financing Warrants will be less likely to exercise their Financing Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

Our securities are publicly traded in both the United States and Australia, which causes us to incur significant legal, accounting, insurance and other expenses related to compliance with applicable regulations. For example, as a public company listed on the NYSE, we are subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. As a public company listed on the ASX, we are subject to various Australian laws, rules and regulations, including, among others, the ASX Listing Rules. To comply with the ASX Listing Rules, we have policies and procedures that we believe are designed to successfully satisfy our obligations thereunder.

The United States and Australia have different regulatory regimes governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We have incurred, and will continue to incur, additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our Ordinary Shares or CDIs, our reputation or subject us to administrative penalties.

We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. Further, as a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are investing substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards are not validated by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

As a result of the disclosure obligations required of a public company, our business and financial condition is also more visible than private companies, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, may divert the resources of our management and harm our business, result of operations and financial condition.

We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to the Business Combination, (i) the CSA Copper Mine was within the Glencore group and (ii) the CSA Copper Mine was part of GAH’s consolidated audit process, therefore, we were not required to produce standalone audited financial statements on a yearly basis and were not subject to SEC reporting, PCAOB auditing standards or the Sarbanes Oxley Act (“SOX”). Standalone audited financial statements for the years ended December 31, 2021 and 2020 were produced for the first time solely in connection with the Business Combination and the associated requirements for us to file the registration statement.

In connection with the preparation of our financial statements included in this Annual Report, we have identified material weaknesses in our internal control over financial reporting related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of SEC rules and regulations, (ii) lack of formal documentation in place to assess our financial reporting risks and controls as required under Section 404(a) of SOX, and (iii) lack of cut-off procedures identified by management related to our ability to execute a mid-month cut-off for the purpose of the acquisition.

These material weaknesses are reflective of the fact that prior to the Business Combination, CMPL was not required to produce standalone audited financial statements on a yearly basis and were not subject to SEC reporting, PCAOB auditing standards or SOX.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the Business Combination, the CSA Copper Mine was wholly-owned by a subsidiary of a private Australian company, which is an indirect wholly-owned subsidiary of Glencore plc. Following the Business Combination, we are responsible for the internal control environment and compliance with all the applicable regulatory requirements.

We have been actively engaged in remediation efforts to address the material weaknesses identified above and such efforts remain ongoing, including (i) hiring accounting and financial personnel with relevant SEC reporting and SOX compliance experience, and (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations.

Our remediation plan can only be accomplished over time, and we started to remedy the first identified material weaknesses following the Closing. However, these remediation measures place significant demands on our financial and operational resources. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

If we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in our financial reporting, and we could become subject to litigation or investigations by NYSE, the SEC and other regulatory authorities.

Under Section 404 of the Sarbanes-Oxley Act, our management is not required to assess or report on the effectiveness of our internal control over financial reporting until our second annual report on Form 20-F following consummation of the Business Combination, which will be only in 2025 for the fiscal year ending December 31, 2024. From that point, we will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which would require additional financial and management resources.

While documenting and testing our internal control procedures, in order to satisfy the future requirements of Section 404, we may identify other weaknesses and deficiencies in our internal controls over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404.

Generally, if, we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares and Warrants, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our securities are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are an “emerging growth company,” and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Ordinary Shares and Warrants less attractive to investors, which could have a material adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. See “—As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Ordinary Shares” and “—We are a “foreign private issuer” within the meaning of the rules of the NYSE and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will therefore not have the same protections afforded to shareholders of companies that are subject to such requirements.”

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were not a foreign private issuer. We cannot predict if investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market and the trading price for our securities may be more volatile.

As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Ordinary Shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the last determination with respect to us was made on June 30, 2023.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, the Ordinary Shares are not currently listed on any market in Jersey, and we do not currently intend to list Ordinary Shares on any market in Jersey, our jurisdiction of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company.

We are a “foreign private issuer” within the meaning of the rules of the NYSE and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will therefore not have the same protections afforded to shareholders of companies that are subject to such requirements.

The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. However, as a foreign private issuer, we are permitted to, and may, follow home country practice in lieu of the above requirements, subject to certain exceptions. As long as we rely on the foreign private issuer exemption for certain of these corporate governance standards, a majority of our Board is required to be independent directors and its compensation committee and nominating and corporate governance committee are not required to be composed entirely of independent directors. Therefore, our Board’s approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, management oversight may be more limited than if it were subject to all the NYSE corporate governance standards. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any one of the following is true: (i) a majority of our directors or executive officers are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms required to be filed by a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our Ordinary Shares are listed to trade on more than one stock exchange, and this may result in price variations.

Our Ordinary Shares are listed for trade on the NYSE and as CDIs on the ASX. Dual-listing may result in price variations between our securities listed on the different exchanges due to a number of factors, including that our Ordinary Shares are traded in U.S. dollars on the NYSE and our CDIs are traded in Australian dollars on the ASX, volatility in the exchange rate of the two currencies and differences between the vacation schedules, trading schedules and time zones of the two exchanges, among other factors. A decrease in the price of our securities in one market may result in a decrease in the price of our securities in the other market. Dual listing also presents us with the opportunity to raise additional funds through the issuance of CDIs, which could cause dilution to existing shareholders.

You may face difficulties in protecting your interests as a shareholder, as Jersey law provides substantially less protection when compared to the laws of the United States.

We are incorporated under Jersey law. The rights of holders of shares are governed by Jersey law, including the provisions of the Jersey Companies Law, and by the Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital—Other Jersey, Channel Islands Law Considerations—Enforcement of Civil Liabilities” for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Several of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the courts of Jersey, Channel Islands would recognize and enforce judgments of U.S. courts obtained against us or our directors or management or against the selling shareholder predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. There is also uncertainty as to whether the courts of Jersey, Channel Islands would entertain original actions against us or our directors or officers or against the selling shareholder predicated upon the securities laws of the United States or any state in the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

Metals Acquisition Limited was incorporated under the laws of Jersey, Channel Islands on July 29, 2022. Our registered office is 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG and our place of business is 1 Louth Rd, Cobar, NSW, 2835 (which is the address of the CSA Copper Mine). Our telephone number is +44 1534 514 000 and our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our website address is https://www.metalsacquisition.com/. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically, with the SEC at www.sec.gov.

On June 15, 2023, we consummated our Business Combination pursuant to the Share Sale Agreement, pursuant to which MAC-Sub acquired from Glencore 100% of the issued share capital of CMPL, which owns and operates the CSA Copper Mine near Cobar, New South Wales, Australia. Immediately prior to the Business Combination, MAC merged with and into us. Following the Business Combination, we continued as the surviving company, and CMPL became an indirect subsidiary of us.

As part of the Business Combination: (i) each issued and outstanding MAC Class A Ordinary Share and MAC Class B Ordinary Share was converted into one Ordinary Share, and (ii) each issued and outstanding whole warrant to purchase MAC Class A Ordinary Shares was converted into one Warrant at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion.

In connection with the execution and delivery of the Share Sale Agreement, MAC entered into Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors agreed to subscribe for and purchase, and MAC agreed to issue and sell to the Initial PIPE Investors an aggregate of 22,951,747 Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $229,517,470. Four of the Initial PIPE Investors were officers and directors of MAC and one of the Initial PIPE Investors was also an affiliate of the Sponsor and they agreed to subscribe for 230,000 Ordinary Shares in the aggregate, at a purchase price of $10.00 per share, for aggregate gross proceeds of $2,300,000 all pursuant to the Subscription Agreements on the same terms and conditions as all other Initial PIPE Investors. Such subscribed shares were converted into Ordinary Shares in connection with the Business Combination. The Initial PIPE Investors were also granted customary registration rights in connection with the Initial PIPE Financing.

In connection with the Subscription Agreements, the Sponsor agreed to transfer an aggregate of 988,333 shares of Class B common stock of MAC that it held and agreed to sell 500,000 MAC private placement warrants at a price of $1.50 for each MAC private placement warrant to certain investors who agreed to subscribe for a significant number of Ordinary Shares.

MAC-Sub (as borrower), we and MAC (as guarantors) and Sprott (as lender) entered into a Mezzanine Loan Note Facility Agreement dated March 10, 2023 pursuant to which Sprott made available a US$135 million loan facility agreement available to MAC-Sub, for funding purposes in connection with the Business Combination (the “Mezz Facility”). In connection with the Mezz Facility, we, MAC, Sprott Private Resource Lending II (Collector), LP (the “Equity Subscriber”) and Sprott Private Resource Lending II (Collector-2), LP (the “Warrant Subscriber”), entered into a subscription agreement (the “Sprott Subscription Agreement”) pursuant to which the Equity Subscriber committed to purchase 1,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000. In addition, in accordance with the terms of the Mezz Facility, the Warrant Subscriber received 3,187,500 warrants to purchase Ordinary Shares (the “Financing Warrants”) once the Mezz Facility began. Each Financing Warrant entitles the holder to purchase one Ordinary Share.

In accordance with ASX Listing Rule 4.10.3, we disclose the following information in relation to the stock exchanges which the Company’s securities are quoted. The Business Combination was consummated on June 15, 2023 and on June 16, 2023, the Ordinary Shares and Public Warrants commenced trading on the NYSE under the symbols “MTAL” and “MTAL.WS,” respectively. On February 20, 2024, we commenced trading CDIs on the ASX under the symbol “MAC.”

Australian Disclosure Requirements

Registered Australian office

Our Australian registered office is 1 Louth Rd, Cobar, NSW, 2835 (which is the address of the CSA Copper Mine). Our Australian registered office telephone number is +61 (02) 6836 5100.

Register of securities

Our statutory register of securities is kept and maintained at our registered office, 44 Esplanade, St. Helier, Jersey, JE4 9WG.

Sub registers are maintained in relation to:

●	Ordinary Shares quoted on NYSE, by Continental Stock Transfer & Trust Company in the US; and
●	CDI’s quoted on ASX, by Computershare Investor Services Pty Limited in Australia.
B.	Business Overview

Overview

We operate the CSA Copper Mine, which is located less than 1,000 kilometers west-northwest of Sydney near the town of Cobar in western New South Wales, Australia. Sealed highways and public roads provide all-weather access to the CSA Copper Mine, and the CSA Copper Mine is linked by rail to the ports of Newcastle and Port Kembla, New South Wales, from which the copper concentrate product is exported.

The CSA Copper Mine has a long operating history, with copper mineralization first discovered in 1871. Development commenced in the early 1900s, focusing on near surface mineralization. In 1965, Broken Hill South Limited developed a new mechanized underground mining and processing operation, with new shafts, winders, concentrator, and infrastructure. Subsequently, it operated under several different owners, until Glencore acquired the property in 1999.

The underground mine is serviced by two hoisting shafts and a decline from surface to the base of the mine. Ore is produced principally from two steeply dipping underground mineralized systems, QTS North (“QTSN”) and QTS Central (“QTSC”), from depths currently between 1,500 to 1,900 meters below the surface. The current depth of the decline is around 1,900 meters. The ore is crushed underground, hoisted to surface, and milled and processed through the CSA concentrator. In 2023, the CSA Copper Mine produced 142.1 kilotons (“kt”) of concentrate grading 25.43% copper containing 36.1kt of copper.

The currently estimated Ore Reserves (December 2022) support operations until 2029. The CSA Copper Mine has a long history of resource renewal and exploration success, and there is reasonable geological evidence of continuity down dip.

The town of Cobar is serviced by a sealed airstrip, with commercial flights to and from Sydney. The project is well-served by existing infrastructure, which includes power supply, water supply, site buildings, and service facilities. Power is supplied to the site from the state energy network via a 132 kV transmission line. A 22kV line is also connected to the site and is available for limited supply in emergencies. The state energy network is supplied by a mix of conventional and renewable power generation. Further diesel power generators are available to supply minimal backup power capable of supporting emergency room facilities and functions.

The majority of the water supply for the operation is provided by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines. During times of significant drought, the CSA Copper Mine may not be able to rely on this water supply. Additional water is available from tailings water recycling, surface water capture, and an installed borefield. Although the CSA Copper Mine has water allocations provided under water licenses, there is no certainty of supply in times of significant drought. The supplementary water supply listed is not sufficient to maintain mining and processing operations at full production.

Competitive Strengths

For the following reasons, we believe that we and the CSA Copper Mine are well positioned to compete in the global copper market:

Attractive Location: The CSA Copper Mine is a well-established copper mine located in a low political risk jurisdiction. Much of the world’s copper is produced in higher risk jurisdictions in Africa and Latin America and as such is subject to potential supply and cost issues associated with resource nationalism, corruption, uncertain and materially changing fiscal regimes and political and civil disruption. While no certainty can exist that some or all of these factors would not impact us in the future, since the CSA Copper Mine opened in its modern format in 1967, the operation has not been significantly negatively impacted by these factors.

Established Operating History: As the CSA Copper Mine is already in production and is in the process of completing a significant capital reinvestment program, we believe the CSA Copper Mine is well positioned to supply copper at a competitive position on the global cost curve for copper. The CSA Copper Mine is also one of the highest-grade copper mines globally, which also provides a competitive advantage compared to many other copper mines. Cost inflation pressures are significant in the mining industry at the current time, especially so in the capital cost area of a new build mine (“Greenfield Build”). The risks associated with building a new mine are significant given the lack of historical operating data and the inflationary pressures in the mining industry at present. The CSA Copper Mine has a substantial competitive strength relative to Greenfield Build projects given its long-established operating track record and the major historical capital investments that have been made over the past 56 years.

Business Strategy

With only a single primary asset, our business strategy focuses on the safe, environmentally compliant operation of the CSA Copper Mine to produce copper and minor amounts of silver in concentrate. Recently, our business strategy has increased focus on performance in Environmental, Social, Governance (“ESG”) requirements. The business is well established and the current strategy has been in place for many years.

The mine has historically operated with a relatively short reserve life, with infill drilling of known orebodies occurring replacing mined reserves over the long-term and gradually expanding the total reserves. This has typically been accomplished through near mine exploration drilling, which has historically been targeted at a relatively low level sufficient to replace each year of mined production. In parallel to this, exploration activities target new lenses on the mining lease in close proximity to the existing known orebodies with the intention of finding new lenses or orebodies.

In the last few years, the CSA Copper Mine has consistently invested in exploration to identify additional resources and reserves, with the intent to develop a more robust pipeline of works through geophysics and geochemistry for drilling, that commenced in 2022. We plan to continue and expand on this strategy to provide a better ability for long-term planning and capital deployment decisions to be made.

Summary of Mineral Resources and Mineral Reserves

The deposit in the CSA Copper Mine is located within the Cobar mineral field in the Cobar Basin, a north-south mineralized belt containing copper, gold and lead-zinc mineralization, with four currently operating mines within 80 kilometers of Cobar. Mineralization is associated with north-south faulting and northwest cross cutting structures.

The CSA Copper Mine mineralization occurs in five known systems: Eastern, Western, QTSN, QTSC and QTS South. Within these systems multiple lenses occur; lenses are typically five and thirty meters wide, with relatively short strike lengths (less than 300 meters), but significant down plunge extent of up to 1,000 meters. Not all the systems extend to surface; QTSN which accounts for the bulk of the current production tons is developed from 600m depth, while QTSC is developed from a depth of around 1,200m.

The dominant copper sulphide is chalcopyrite (CuFeS2); silver is also present as acanthite (Ag2S).

BDA considers that the CSA Copper Mine has exploration potential both in the immediate vicinity of the CSA Copper Mine and within the broader tenement package. The QTSN and QTSC lodes remain open down dip, with the deepest drill intersection currently at around 2,200 meters. Magnetic and electromagnetic surveys have identified a number of targets along strike of the known CSA Copper Mine lodes, both within the Mining Lease and the surrounding Exploration Licenses.

We are subject to the reporting requirements of the Exchange Act and applicable Australian securities laws, and as a result, we have separately reported our mineral reserves and mineral resources according to the standards applicable to those requirements. U.S. reporting requirements are governed by S-K 1300, as issued by the SEC. Australian reporting requirements are governed by the JORC Code. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of consistency and confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions. All disclosure of mineral resources and mineral reserves in this report is reported in accordance with S-K 1300. For JORC compliant disclosure of mineral resources and mineral reserves, please see the Company’s annual report filed with the ASX on March 28, 2024.

Mineral Resources

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2022. The Mineral Resources presented in this section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly. Mineral Resource estimates are exclusive of Mineral Reserves on a 100% ownership basis.

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022, Based on a Copper Price of US$7,400/t

				Cu		Ag
				Metal		Metal
System	Resource Category	Tons Mt	Cu %	Kt	Ag g/t	Moz
All Systems	Measured Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Indicated Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Meas + Ind Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Inferred Mineral Resources	3.5	5.6	193	20	2.2
	Total Mineral Resources	3.5	5.6	193	20	2.2

Notes:

●	Mineral Resources are reported as of December 31, 2022 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229)(SK1300)
●	Mineral Resources are reported excluding Mineral Reserves
●	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd (“Cube”)
●	Price assumptions used in the estimation include US$7,400/ton of Copper and US$21.7/ounce of silver. The Copper price is an approximate 9% discount to consensus copper pricing as at February 1, 2023
●	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off
●	Metallurgical recovery assumptions used in the estimation were 97.5% Copper recovery and 80% Silver recovery
●	Mineral Resources reported as dry, raw, undiluted, in-situ tons
●	Figures are subject to rounding

Approximately 73% of our current Mineral Resource tonnage and 78% of the contained copper lies within the QTSN and QTSC systems.

Mineral Reserves

We produced a Mineral Reserve estimate for the CSA Copper Mine, based on actual stope designs incorporating mining losses and mining dilution. The Mineral Reserve is based on Measured and Indicated resources only. The tables below show the Mineral Reserve for the CSA Copper Mine as of December 31, 2022:

Summary of Copper and Silver Mineral Reserves as of December 31, 2022, Based on a Copper Price of US$7,400/t

				Cu		Ag
				Metal		Metal
System	Reserve Category	Tons Mt	Cu %	Kt	Ag g/t	Moz
All Systems	Proven Mineral Reserve	4.8	4.3	208.8	17.8	2.8
	Probable Mineral Reserve	3.1	3.5	105.3	13.5	1.3
	Total Mineral Reserve	7.9	4.0	314.1	16.1	4.1

Notes:

●	Mineral Reserves are reported as of December 31, 2022 and are reported using the definitions in Item 1300 of Regulation S-K
●	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant
●	Price assumptions used in the estimation include US$7,400/ton of Copper and US$21.7/ounce of silver. The Copper price is an approximate 9% discount to consensus copper pricing as at February 1, 2023
●	Mineral Reserves reported as dry, diluted, in-situ tons using a Stope breakeven cut off grade of 2.2% Cu and a Development breakeven cut off grade of 1.0% Cu
●	Metallurgical recovery assumptions use in the estimation were 97.5% Copper recovery and 80% Silver recovery
●	Figures are subject to rounding

Internal Controls

Assay Sample Preparation and Analysis

Core processing follows the standard sequence of meter mark-up, quantification of recovery, RQD determination, geological logging, sample mark-up, core photography, bulk density determination and sampling.

The sampling procedure includes interval checks, cutting intervals, sampling intervals, inserting standards, sampling duplicates, weighing samples and dispatching samples. All parts of the core processing cycle are tracked and recorded electronically.

Core yard technicians review the core and check the sample intervals as identified on the sampling sheet, including checking to ensure that the sample intervals satisfy length requirements (0.4 – 1.1m for NQ). The geologist corrects errors or discrepancies.

Core is cut according to the core cutting procedure with a CoreWise diamond coresaw. Where sample intervals start or end part of the way through a stick of core, the core is broken with a hammer.

Once the entire hole is cut, trays are laid out in order on the racks or on pallets. Sample intervals are marked onto the tray before sampling, allowing the correct sample intervals to be written onto the remaining half core. The core is cut in half with one half submitted to the laboratory for analysis and the other half returned to the tray. The half core to be analyzed is sampled into pre-numbered calico bags with sample numbers from the bags written on the sample sheet before sampling. Half core is collected from the end of the split back towards the start in order to minimize sampling errors. Sticks of half core longer than approximately 8cm are broken in order to reduce the risk of sample bags tearing during transport.

Sample preparation and assaying is carried out by independent laboratory, Australian Laboratory Services (“ALS”), in Orange, NSW, using an aqua regia digest and the Inductively Coupled Plasma Atomic Emission Spectrometry analytical method, with analysis for a standard suite of elements including copper, zinc, lead and silver. Quality Assurance/Quality Control (“QA/QC”) protocols have been comprehensive since 2004 and include insertion of standards (supplied by Ore Research and Exploration Pty Limited), blanks and duplicate samples at a frequency of approximately 1 in 30 samples. We monitor QA/QC data; the sampling and assaying data for the main elements are considered reliable and without material bias and sample security arrangements are appropriate and satisfactory. Our relational drillhole database is an AcQuire database which is a site-managed system.

Due primarily to COVID-19 impacts on our geological and core sampling staff during 2020 – 2022, a backlog of around 8,500m of un-logged and/or un-assayed drill core had developed. We increased resourcing in this area in an effort to reduce the backlog as quickly as possible.

Specific Gravity Sampling

We compiled a database of around 16,000 bulk density values by testing one sample from each core tray (approximately one sample per 6.5m of core) and determining density using the water immersion method. A regression formula based on the copper assay of the samples tested was derived from this data. Since 2017, we have used ALS to carry out density measurements; we advise that the ALS data aligns well with the site-developed regression formula.

Quality Assurance and Quality Control

Regular analysis of our mine standards, inserted with each batch sent to the laboratory, commenced in 2007. These are in addition to normal laboratory standards inserted in the process by ALS. All QAQC data are stored in our acQuire database.

Sample weights are measured both, before the samples leave CSA Copper Mine site, and before the samples are prepared for analysis at the ALS laboratory. Currently only the ALS sample weights are loaded into the acQuire database. All weights measured prior to leaving the CSA Copper Mine are loaded into a weight tracker spreadsheet. This spreadsheet is used to compare our and ALS sample weights as part of the QAQC process. It is rare for weights to differ by more than 2.5%. Such cases are usually due typographical error.

Standards and Blanks

External standards and blanks are inserted into the sampling sequence for each drill hole assay submission. One blank and eleven standards derived from CSA Copper Mine ore were prepared, supplied and certified by Ore Research and Exploration Pty Ltd for use at the CSA Copper Mine.

Standards to be inserted are specified by the logging geologist on the sampling sheet. The procedure requires a minimum of one standard for every 30 samples, with the selected standard representing a copper grade similar to the copper grade in the surrounding samples. The core yard technician removes the label from the standard so that it cannot be identified by the laboratory. It is placed in the appropriately numbered sample bag and secured. Blanks are inserted periodically, and following high grade samples, to check for contamination in the laboratory processing stream.

Field Duplicates

Duplicate intervals are specified by the geologist on the sampling sheet and are collected approximately every 30 samples. Duplicate samples are also inserted at the end of the hole. The core yard technician removes the remaining half of the core for the selected interval and places it in the appropriately numbered sample bag. For those intervals with duplicate samples, no core remains in the tray.

A separate dispatch is completed for each drill hole to enable the assay results of the entire hole to be received from the laboratory at the same time.

Comparison of original and duplicate (second half of drill core) assay results for the period 2002 to 2021 indicate very good performance for copper, with a correlation co-efficient of 0.98. Silver field duplicates are more erratic than copper with a correlation co-efficient of 0.79.

Laboratory QA/QC

ALS inserts standards into the sample stream as part of their internal QA/QC procedure. Assay results for these standards are supplied with results for samples submitted for analysis. Assay results for laboratory standards are also stored in the acQuire database. Again, laboratory standards are checked on receipt using QA/QC reports generated within the acQuire database and any issues are reported immediately to the laboratory for resolution.

Security and Storage

Geological records and assay data are stored in an acQuire database. Drill hole information is stored as collar, down hole survey, assay, geology, specific gravity and geotechnical data.

Drill hole location data are entered manually, survey and assay data are uploaded from the survey tool and laboratory downloads respectively. Geology data is entered manually from paper logs or logged directly into acQuire via a laptop computer. A significant proportion of drill data in the database is derived from historic hardcopy drill logs.

All data entered is tracked via various registers, including Diamond Drill Hole Register, Diamond Drilling Spreadsheet, Core Processing Checklist and UG Sampling Register.

There are four levels of access to the database. ‘Read only’ access is permitted for “public” users, ‘restricted data entry’ access for “data entry” users and ‘write access’ to data tables for “acQuire user” users. This hierarchical security structure allows only the database manager full access and the right to delete data.

Internal Data Verification

Basic database validation checks are carried out by the CSA Copper Mine personnel. These included sample from and to depths, geology depths, record duplication and missing collar duplication checks, as well as collar survey and down hole survey checks. Assay certificates were verified against acQuire dispatch and laboratory job numbers. Extensive random checks of the digital database were made against hardcopy/pdf format assay certificates and geology logs.

Core recovery data has only been collected consistently at the CSA Copper Mine since 2004. 99.8% of the core interval has a recovery greater than 95%. Poor core recoveries are not considered to have a significant impact on the CSA Copper Mine’s resource.

Review of Company’s QA/QC

Cube has undertaken a desktop review of historic (2020 and 2021) and current 2022 mineral resource reports containing control charts detailing the results of the CSA Copper Mine QA/QC. The process of systematic QA/QC monitoring has been in place since 2007. The Cube review of charted standards, laboratory and field duplicate results has identified no material issues indicating the assay data used by us is without material bias due to laboratory processes and a repeatable representable result overall. Cube is satisfied that the current practices undertaken by us are to industry standard and provide assay data which are sufficient to support the estimation of a mineral resource.

Operations

Mining

Copper production at the CSA Copper Mine is currently mine-constrained. Considerable effort in recent years, and many of the current capital expenditure programs underway, are primarily aimed at maximizing ore production as the mine gets deeper.

The CSA Copper Mine uses mechanized long-hole open stoping with cemented paste fill as the preferred mining method. A modified Avoca stoping method has been used successfully in the narrower lenses (principally QTSC and QTSW).

Over recent years, there has been a trend towards falling head grade delivered to surface. Undiluted grade reconciliation appears reasonable, but overbreak/underbreak performance and the resulting dilution and ore recovery appear to be worsening. This is related to more difficult ground conditions, poor stope/level design (and spacing), commencement of mining new narrower lenses (QTSC and QTSW) and quality of mining practices. We consider that all these factors can be better managed. Additionally, steps have been taken to reduce the level interval which should have a positive impact on grade and dilution over time.

Following completion of the replacement program for underground trucks and loaders, the mine has excess fleet and the utilization rate for all underground equipment was low. Excess fleet is being parked up and utilization rates are improving. This results in additional costs to keep extra equipment maintained and available; we believe that with improved utilization, fewer pieces of equipment will needed. Given the increasing ventilation and temperature constraints, consideration is being given to replacing the fleet with battery/electric production trucks and loaders whose lack of exhausts would help to reduce ventilation requirements.

We are committed to managing our operations’ associated carbon emissions and energy usage, by (i) supporting renewable energy initiatives in surrounding regions, (ii) focusing on improving and continually reviewing our mining operations to lower energy consumption and improve overall operational efficiency, and (iii) exploring the use and implementation of sustainable drivetrains such as battery electric vehicles to replace the diesel-powered mining fleet.

Planning, sequencing of stoping operations and general mine planning and supervision are areas needing improvement. We consider that all these factors can be better managed and steps have already been taken to reduce the level interval which should have a positive impact on grade and dilution over time. The lag in capital development accrued in 2021 and early 2022 will require a concerted effort to catch up in the coming years and is an area of high focus for us.

Processing

The metallurgical performance at the CSA Copper Mine is generally good, particularly in the main orebody, with consistently high copper recoveries and reasonable copper concentrate grades, and payable silver grades.

The change out of the Semi Autogenous Grinding (“SAG”) mill 2 in the third quarter of 2022 with a new Metso 1.6kW motor (completed) and SAG mill 1 in the second half of 2023 (completed) has increased mill reliability and throughput. However, mill throughput is still likely to be constrained by the ability of the mining operation to increase the mined ore tonnage.

Utilization of availability in the existing plant is poor. However, ore delivery from underground has been inconsistent, and the low plant utilization is typically related to delays in underground ore delivery.

A program of ongoing refurbishment of the flotation cells is underway and there are few problems with the flotation circuit. Reagent supply is steady, air delivery is good, and the process control system is performing satisfactorily.

Production Schedule and Life-of-Mine Plan

Recent ore production at the CSA Copper Mine has averaged around 1.1 million tons per annum (“Mtpa”); 2021 mine production was approximately 1.06Mtpa at 3.9% Cu, 2022 production was 1.03Mtpa at 3.70% Cu and 2023 production was 1.05Mtpa at 3.48% Cu. Over the last two years, COVID-19 labor restrictions, poor ventilation in the lower levels of the mine, and low equipment utilization rates have all impacted performance.

The improvements to mine ventilation and cooling recently completed, underground truck and loader replacements, and a renewed focus on geotechnically-driven mine sequencing and productivity improvements, could allow for some expansion of the annual ore production rates, while potentially maintaining head grades. For the remainder of the Mineral Reserve life, we are targeting annual production rates ramping back up to around 1.2Mtpa. These forecasts are from the Technical Report and not of Glencore. Glencore has not validated nor reviewed any of the underlying technical or macro assumptions used in defining the production schedules.

The following table shows the CSA Copper Mine Reserve mine plan:

		Total/Avg	2024	2025	2026	2027	2028	2029
Ore Mined	kt	7,859	1,236	1,207	1,232	1,243	1,249	486
Waste mined	kt	1,712	301	264	220	274	276	111
Total material mined	kt	9,571	1,537	1,471	1,452	1,517	1,525	597
Cu Grade	%	3.68%	3.3%	3.9%	3.9%	3.8%	3.7%	3.5%
Ag Grade	g/t	16.0	17.5	18.2	16.4	13.5	13.4	12.1
Cu Recovery	%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%
Ag Recovery	%	80.0%	80%	80%	80%	80%	80%	80%
Recovered Cu	kt	282.3	39.7	45.4	46.7	45.9	45.3	16.4
Recovered Ag	koz	3,233	556	564	521	431	431	151

As mining progresses in any production year, the mine will adjust the mine sequences to respond to variations in delivery that occur throughout the year.

Any lowering of the mined head grade, either through the general trend to lower copper grades over time or potentially through a lowering of the cut-off grade, will need to be offset with higher ore production rates to maintain or increase copper metal delivered to the process plant. Hoisting and processing facilities have excess capacity to support the proposed throughputs of 1.3Mtpa provided the mining schedule can be achieved.

We plan to supplement ore production from the lower levels with production from mineralized lodes at shallower depths, plus upper-level remnant ore.

The completion of a second mill replacement, originally scheduled in 2022, was completed in May 2023. While this delay may have potentially displaced some production capacity in 2023, this should not be significant going forward if the mine produces at scheduled rates.

Key Commercial Arrangements

Offtake Agreement

Concurrently with the Closing, we entered into a new Offtake Agreement with GIAG to replace the existing offtake agreement and settle all amounts owing or receivable under the historical agreement. The Offtake Agreement is a LOM obligation, pursuant to which we are committed to selling all Material to GIAG, and GIAG is committed to buying all Material.

The Offtake Agreement is governed by the laws of England and Wales and contains customary terms and conditions, including in relation to (i) quantity, (ii) quality, (iii) shipment and delivery terms, (iv) pricing, (v) payments, (vi) weighting and sampling, (vii) assaying, (viii) Incoterms and insurance, (ix) loss, and (x) force majeure.

Other

A significant portion of costs at the CSA Copper Mine relate to labor and other employment costs. We have other operating contracting in place for goods and services that are in the normal course of business.

Customers

All sales by us are made to a single customer, GIAG. Concurrently with the Closing, we entered into the Offtake Agreement with GIAG.

Competition

We operate in the global copper industry and face competition from other copper producers for our main product. The copper market is a deep, liquid market where copper is traded globally in both cathode and concentrate formats.

The cost of turning copper and silver in concentrate into final usable copper and silver is expressed in the smelter charges set annually between the major copper producers and major Asian and European smelters. These charges rise and fall depending on the global supply and demand for copper as well as the freight costs relative to other producers.

Much of the world’s copper is produced in Latin American in large open pits that have a relatively low copper grade. In these mines, significantly more tons of earth have to be mined to produce a ton of copper relative to the CSA Copper Mine. We believe that the carbon footprint of these mines is significantly higher than the CSA Copper Mine and, given investor focus on ESG metrics, the CSA Copper Mine is at a significant competitive advantage.

Employees

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The typical staffing levels are approximately 500 permanent employees with a workforce of contractors that are used for larger construction and maintenance projects. The CSA Copper Mine has a portion of its workforce who are members of the Australian Workers Union. As of December 31 2023, we employed approximately 500 individuals, all of whom work at the CSA Copper Mine. Employee rights and entitlements are governed, in addition to the general employment law framework of Australia and New South Wales, by the Cobar Management Pty Ltd Operations Enterprise Agreement 2020 (the “CMPL EA”), which provides for various leave, salary, overtime and related conditions. The CMPL EA contains a number of conditions more favorable than the minimum terms of employment applicable at law in Australia.

Intellectual Property

We do not possess any material intellectual property.

Seasonality

We have no properties that are subject to material restrictions on our operations due to seasonality.

Regulatory Overview

Government Regulation

We are subject to numerous and extensive federal, state and local laws, regulations, permits and other legal requirements applicable to the mining and mineral processing industry, including those pertaining to the environment, employee health and safety, Native Title, Indigenous heritage, plant and wildlife protection, water usage, land use, land access, rehabilitation, air emissions, wastewater discharges, air quality standards, greenhouse gas emissions, waste management, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, the discharge of materials into the environment and groundwater quality and availability. Our business may be affected in varying degrees by government regulation such as restrictions on production, export or sale controls, tax increases, royalties, environmental and pollution controls or changes in conditions under which minerals may be extracted, processed or marketed. These laws, regulations, permits and legal requirements may have a significant effect on the company’s results of operations, earnings and competitive position.

Our mining and explorations obligations are managed and conducted in compliance with the Mining Act 1992 (NSW) (the “Mining Act”), the Mining Regulations 2016 (NSW) and the title conditions applicable to our mining leases and exploration licences. All exploration and mining activity in New South Wales must be conducted in accordance with an authority issued under the Mining Act. The Mining Act, related laws and title conditions guide and restrict how we mine, process and export minerals, how we operate the CSA Copper Mine, how we rehabilitate our operations, our land access rights (and compensation payable for those rights), how we conduct exploration activities and our ongoing fee and reporting obligations. Our mining infrastructure and related developments at the CSA Copper Mine are subject to state and local planning laws, including the Environmental Planning and Assessment Act 1979 (NSW) (“EP&A Act”), State Environmental Planning Policy (Resources and Energy) 2021 (NSW) and the Cobar Local Environmental Plan 2012 (NSW). These planning laws may require us to obtain other permits or consents and comply with conditions in connection with the operation and maintenance of the CSA Copper Mine and mining infrastructure.

Our royalty liabilities in respect of any minerals recovered under the Mining Lease are regulated by State legislation, specifically the aforementioned Mining Act and Mining Regulations. Under the Mining Act, we will be liable for the payment of royalties to the State of New South Wales for any publicly owned minerals which are recovered under the Mining Lease, with each mineral having a different prescribed rate of royalty. The liability to pay a royalty fee arises on or before July 31 annually, unless an amount of royalty greater than $50,000.00 was payable in the preceding 12-month period, ending on June 30. If an amount of royalty greater than $50,000.00 was payable for that period, the requirement to lodge a royalty return arises on a quarterly basis. We may also be liable to pay royalties to the State of New South Wales for any privately owned minerals and 7/8th of the royalty paid is owed to be paid to the private mineral owner. All royalty returns must be facilitated and lodged through the Revenue NSW portal by the relevant due date, as specified above.

The table provided below summarizes the rates of royalty payable for each of the minerals to which our Mining Lease relates to at the time of writing.

(i)	Mineral	(ii)	Prescribed Royalty Rate (as a percentage of the value of the mineral recovered)
(iii)	Antimony	(iv)	4%
(v)	Arsenic	(vi)	4%
(vii)	Bismuth	(viii)	4%
(ix)	Cadmium	(x)	4%
(xi)	Cobalt	(xii)	4%
(xiii)	Copper	(xiv)	4%
(xv)	Germanium	(xvi)	4%
(xvii)	Gold	(xviii)	4%
(xix)	Indium	(xx)	4%
(xxi)	Iron Minerals	(xxii)	4%
(xxiii)	Lead	(xxiv)	4%
(xxv)	Nickel	(xxvi)	4%
(xxvii)	Selenium	(xxviii)	4%
(xxix)	Silver	(xxx)	4%
(xxxi)	Sulphur	(xxxii)	4%
(xxxiii)	Zinc	(xxxiv)	4%

Federal environmental laws are established under the Environment Protection and Biodiversity Conservation Act 1999 (Cth), as amended (the “EPBC Act”) which provides a legal framework to protect and manage matters of national environmental significance. The EPBC Act applies to any activity that is likely to have a significant impact on identified matters of national significance. EPBC Act approval may be required for certain actions or activities that affect Australia’s environment, for example when our mining or exploration activities may impact water resources or endangered flora or fauna. In addition to federal laws, our operations are also subject to New South Wales environmental law including the EP&A Act, the Protection of the Environment Operations Act 1997 (NSW) (“POEO Act”), the Water Act 1912 (NSW), Water Management Act 2000 (NSW), Biodiversity Conservation Act 2016 (NSW) and associated regulations, as amended. Our environmental impact is also governed by an Environment Protection Licence held under the POEO Act which includes conditions that restrict CSA Copper Mine operations. Together, this regulatory framework and authorities govern our environmental performance within our operational footprint including impacts on existing landforms, Australian biodiversity, the quality of ecosystems, Aboriginal heritage matters, water usage, environmental rehabilitation obligations, air emissions, wastewater discharges, air quality standards, greenhouse gas emissions, waste management, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, land use, the discharge of materials into the environment, groundwater quality and availability and the public’s interest in any of the aforementioned items.

The CSA Copper Mine is operated in accordance with work health and safety regulations imposed under federal and state work health and safety legislation, the Work Health and Safety Act 2011 (Cth) and Work Health and Safety Act 2011 (NSW), the Work Health and Safety (Mines and Petroleum Sites) Act 2013 (NSW) and associated regulations, as amended. These laws impose minimum working and safety conditions that we must impose at the CSA Copper Mine and to ensure its operations are generally maintained at a competent level to protect our employees and contractors.

Our dams and tailings dams are operated in accordance with the Dam Safety Act 2015 (NSW) which requires it to have emergency and operation plans in place to mitigate any potential risks, and to report on incidents and annual operations.

Our use of land for mining and other operations activities is subject to the Native Title Act 1993 (Cth), as amended (“NT Act”), which may limit our operations in areas that native title is found to persist. Where native title interests are identified, exploration and mining activities may be limited until a right to negotiate process is completed between us and the native title claimants and, in certain circumstances, an Indigenous Land Use Agreement may be entered into. Native Title Determination Application NC2012/001 in favor of the Ngemba, Ngiyampaa, Wangaaypuwa and Wayilwan people is currently being determined in the Federal Court of Australia. In the event the NNWW Application is resolved, we may need to comply with the NT Act with respect to future operations or expansions, which may include entering into an Indigenous Land Use Agreement or paying compensation in connection with future mining activities.

In addition to the NT Act, we have obligations under the National Parks and Wildlife Act 1974 (NSW) to refrain from harming Aboriginal objects and heritage places. We have in place policies and procedures to ensure our mining activities do not damage Aboriginal heritage sites.

Environmental, mining, safety and other laws and regulations continue to evolve, which may require us to meet stricter standards and give rise to greater enforcement, which may result in increased fines and penalties for non-compliance or may result in a heightened degree of responsibility for companies and their officers, directors and employees. Future laws, regulations, permits or legal requirements, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs to achieve and maintain compliance or may otherwise delay, limit or prohibit our development plans and future operations, or place other restrictions upon, our development plans or future operations or result in the imposition of fines and penalties for failure to comply.

Complying with these regulations is complicated and requires significant attention and resources. We have an extensive history of operations and our employees have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits. However, we cannot be sure that we will be in compliance with such requirements. We expect to continue to incur significant sums for ongoing regulatory expenditures, including salaries, and the costs for monitoring, compliance, remediation, reporting, pollution control equipment and permitting.

We are not aware of any probable government regulations that would materially impact us at this time, however there can be no assurance that regulations may not arise in the future that may have a negative effect on the company’s results of operations, earnings and competitive position.

Environment and Community

We have obligations to comply with national and state based environmental, work health and safety and community laws in operating and developing the CSA Copper Mine and its related assets. These include, among others, the EPBC Act, the NT Act, the Environmental Planning and Assessment Act 1979 (NSW), the Protection of the Environment Operations Act 1997 (NSW), the Work Health and Safety Act 2011 (NSW), the Mining Act 1992 (NSW), subsidiary legislation, local planning laws and the conditions of our material mining tenements and licenses.

We operate under a documented Environmental Management System which forms the basis of environmental management at the CSA Copper Mine and includes appropriate procedures, standards, and Environmental Management Plans that are designed to ensure all legal and regulatory requirements are met.

We identified potential environmental impacts likely to be associated with the CSA Copper Mine operations and has in-place appropriate design and operational measures that are designed to offset these potential impacts.

The STSF has been operating consistently, storing approximately 55kt of tailings per month. At this rate, the STSF has capacity to store tailings up to December 2024. The next STSF embankment raise, stage 10, has received permitting approval. CSA has also initiated early phase planning for the subsequent embankment raise, stage 11, to provide additional storage capacity beyond 2028. Regulatory standards that currently apply to the STSF are Dam Safety NSW and Australian National Committee on Large Dams. Independent reports confirm that the STSF is well operated with some observed issues in relation to the facility’s integrity. A tailings storage facility stability assessment, conducted by Golder Associates Pty Ltd, has indicated some sections of the dam where the Factor of Safety (“FOS”) is below the target for Post Seismic Liquified Strength. However, the Static FOS (Undrained Strength) remains within target for these areas. Designs are in place to add buttressing to sections of the stage 9 STSF wall to improve the FOS against slope failure at a cost of A$11.5 million and is expected to be completed in early 2024.

The decommissioned NTSF adjacent to the northern boundary of the STSF, is excised from the CSA Copper Mine lease (CML5) and is owned by the New South Wales government, but its recommissioning is one of the options under consideration for future additional tailings storage capacity.

Our 2021 estimate of closure costs to rehabilitate the existing disturbance area at the CSA Copper Mine, if the mine closed today, totals approximately A$69 million (US$46 million). However, in practice progressive rehabilitation is typically undertaken over the life of the mine, significantly reducing the final closure cost. We have a current rehabilitation bond required to be posted with the Department of Regional New South Wales for closure obligations in the amount of A$44.03 million (US$30.12 million).

Permitting and Development Consents

The CSA Copper Mine operates under several authorizations, including:

●	Mining tenements issued under the Mining Act 1992 (NSW), including Consolidated Mining Lease No. 5 and Mining Purposes Leases No. 1093 and 1094;
●	Development Consents authorized by the Cobar Shire Council (“CSC”), under referral from other government departments; Rehabilitation Management Plan (“RMP”), with the Forward Program and Rehabilitation Objectives authorized by the NSW Resources Regulator;
●	Environmental Protection License (EPL1864) authorized by the NSW Environmental Protection Agency (“EPA”);
●	Water Licenses issued under the Water Management Act 2000 (NSW); responsibilities for authorizing and managing water licenses are shared between the Natural Resources Access Regulator and Water NSW; and
●	NSW Western Lands Leases granted under the Western Lands Act of 1901 (NSW) and the Western Lands Act 1901.

Rehabilitation Management Plan

Environmental aspects of mineral exploration and mining (including mine rehabilitation and closure) in New South Wales are administered under the NSW Mining Act 1992. Following the recent introduction of the Mining Amendment (Standard Conditions of Mining Leases — Rehabilitation) Regulation 2021, the MOP for large mines has been replaced by a targeted Rehabilitation Management Plan. The lease holder will provide annual reporting and scheduling of rehabilitation via an Annual Rehabilitation Report and Forward Program. This will replace the current requirement for an Annual Environmental Management Report.

As a condition of compliance with a mining lease, a mine is required to prepare and implement a Rehabilitation Management Plan which includes a risk assessment, a Forward Program that covers three years and an annual report.

Environmental Protection License

The Protection of the Environment Operations Act (“POEO Act”) is the statutory instrument through which certain specified activities are regulated by the NSW EPA. Activities are administered by means of Environment Protection Licenses (“EPLs”) issued to operators of the premises on which the activities occur. CSA currently holds EPL1864 authorizing mining of minerals to a maximum annual production capacity of 2Mtpa.

Water Licenses

At present, we hold an entitlement of 1,356 megalitres per annum (“MLpa”) of high security water, as measured from the origin, under the Water Sharing Plan for the Macquarie and Cudgegong Regulated Rivers Water Source via a number of water licenses. These water licenses are issued under the Water Management Act 2000 (NSW). A portion of our entitlement is lost in transit to the CSA Copper Mine due to factors such as evaporation and seepage along the Albert Priest Chanel and pipeline. As a result, the amount of water available for the CSA Copper Mine to utilize is approximately 950 MLpa (being equal to current site water demand). However, during periods of serious drought, we may not be able to access its full share of water under the water-sharing plan.

We also hold groundwater entitlements. However, river water is preferred due to the levels of sulphates and the hardness of the ground water, which renders it unsuitable for use unless treated via reverse osmosis.

Community Awareness, Benefits and Government Relations

There is strong community support for the CSA Copper Mine operation, and we have a positive working relationship with the CSC. The CSA Copper Mine is the largest employer in the Cobar region, with approximately 500 employees and contractors.

We are involved with a number of community projects including:

●	assistance with the establishment of regular air services between Sydney and Cobar in 2015;
●	regular donations to local community initiatives; and
●	scholarships to students entering their final year of university.

Overall, there is strong local and state government support for the continuation of mining within the Cobar region.

Climate Change and Carbon Emissions

The CSA Copper Mine ranks in the second quartile on the Carbon Emissions Intensity curve for Global Copper Mines with approximately 2.8 tons of CO2e per ton of copper equivalent produced. Scope 1 emissions represent about 14% of the total CO2e, whilst Scope 2 emissions represent 86%.

Scope 1 emissions predominantly relate to the diesel consumption from the mining fleet. Overall diesel consumption for the period of 30 June 2022 to 30 June 2023 (being the relevant regulatory reporting period under Australian law) was 4,516 kiloliters, with diesel usage fluctuations depending on construction projects related to the tailings dam. Scope 2 emissions predominantly relate to purchased electricity with the period of 30 June 2022 to 30 June 2023 (being the relevant regulatory reporting period under Australian law) consumption at 119,741 MWhrs and the average consumption per year estimated at 123,549 MWhrs over the next four years. The mine consumption of electricity relates mainly to ventilation and cooling in the mine, jaw crusher and sag mill, dewatering, press filter ventilation/chiller, paste fill and mine hosting and represent approximately 95% of the total electricity consumption. The region has substantial solar power generation with Nyngan and Nevertire power plants providing 102MW and 132MW, respectively. Currently, approximately 20% of our existing power supply for the CSA Copper Mine is received from the nearby Nyngan Solar Farm.

Given the depth, the CSA Copper Mine has a high demand for ventilation and cooling to provide a safe working environment for all underground personnel. Furthermore, the overall operations have latent capacity in the process plant, hoisting capacity and associated infrastructure.

We are committed to managing our operations’ associated carbon emissions and energy usage, by (i) supporting renewable energy initiatives in surrounding regions, (ii) focusing on improving and continually reviewing our mining operations to lower energy consumption and improve overall operational efficiency, and (iii) exploring the use and implementation of sustainable drivetrains such as battery electric vehicles to replace the diesel-powered mining fleet.

We are also engaging with several third parties in relation to various renewable energy opportunities for the supply of renewable energy to the mine site, including supply from potential thermal, solar and wind opportunities. We are also seeking to implement a more efficient and robust system of collecting and reporting on emissions data, including, for example, scoping work on our fuel management system.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the ordinary course of business activities. We are not presently a party to any litigation the outcome of which we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations.

C.	Organizational Structure

The following diagram depicts a simplified organizational structure of the Company as of the date hereof.

Our registered address is 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG and our place of business is 1 Louth Rd, Cobar, NSW, 2835 (which is the address of the CSA Copper Mine). Our website address is https://www.metalsacquisition.com/. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC at www.sec.gov.

D.	Property, Plants and Equipment

As of the date of this Annual Report, we lease some office space in Perth, Australia. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and believe suitable additional space will be available as needed to accommodate our needs.

We hold a Mining Lease (CML5) over the CSA deposit, which is supplemented by Mining Purpose Leases MPL 193 and MPL 1094. The CSA Copper Mine is surrounded by two Exploration Licences EL5693 and 5983 (Figure 2). We also have joint venture exploration interests in exploration areas to the south of Cobar.

CML5 covers an area of approximately 2,474 hectares (“ha”), the MPLs total approximately 30ha, while the surrounding exploration tenements (EL5693 and 5983) cover approximately 366km2. In addition, we have a joint venture with AuriCula Mines Pty Limited (“AuriCula”) covering the Shuttleton and Mt Hope Exploration Licence tenements south of Cobar (in which CMPL holds a 90% beneficial interest). Isokind Pty Ltd previously held joint venture interests with Oxley Exploration Pty Limited in the Restdown, Restdown South, and Horseshoe tenements (being over EL6140, EL6501 and EL6739) southeast of Cobar, but these interests have recently been reduced to a royalty-only interest, being a 1% net smelter return interest on any mineral or metallic product, and the royalty interest has been transferred to us. The CSA Copper Mine (latitude 31°24’32.42”S, longitude 145°48’0.20”E) is located 11 kilometers northwest of the town of Cobar, in western New South Wales, Australia, as shown in the map below.

350 000 E
400 000 E
450 000 E
6 550 000 N
6 500 000 N
6 450 000 N
6 400 000 N
6 350 000 N
N
Endeavor Mine
Kidman Way
EL 5693
EL 5983
MPL 1093
MPL 1094
CSA Mine
CML5
Tritton Mine
Cobar
Airport
Peak Mine
Barrier
Highway
Hermidale
EL 6140 (Restdown)
EL 6739 (Horseshoe)
EL 6501 (Restdown South)
The Wool Track
Nymagee
EL 6223 (Shuttleton)
Hera Mine
Kidman Way
EL 6907
Mt Hope North
EL 6907
Mt Hope South
LEGEND
CSA Mining Lease
CSA Mine Tenements
Joint Venture Tenements with AuriCular Mines
Oxley Exploration Tenements Royalty Interest Only
Significant Gold/Base Metal Mines
Towns
Main Roads
Roads
Railway
0
50
Kilometres

CMPL Tenement Holding (as of December 31, 2023)

Tenement	Area	Granted	Expiry	Status	Details	Holder
CML5	2,474ha	02/12/1993	24/06/2028	Current	CSA Copper Mine	CMPL
MPL1093	16ha	05/02/1947	05/02/2029	Current	MPL permitting dam development	CMPL
MPL1094	14ha	05/02/1947	05/02/2029	Current	MPL permitting dam development	CMPL
EL5693	111 units	08/02/2000	07/02/2027	Current	EL (CSA Copper Mine adjacent)	CMPL
EL5983	11 units	30/08/2002	30/08/2027	Current	EL wholly within EL5693 (CSA Copper Mine adjacent)	CMPL
EL6223	13 units	05/04/2004	05/04/2029	Current	EL (Shuttleton), JV with AuriCula	AuriCula Mines Pty Limited (CMPL 90% beneficial interest)
EL6907	11 units	11/10/2007	11/10/2027	Current	EL (Mt Hope), JV with AuriCula	CMPL (CMPL 90% beneficial interest)
EL 9587	46 units	20/07/2023	20/07/2029	Current	EL adjacent to EL 5693	CMPL
EL 9595	25 units	18/08/2023	18/08/2029	Current	EL adjacent to EL 6907 (Mt Hope)	CMPL
EL 9596	35 units	18/08/2023	18/08/2029	Current	EL within vicinity of EL 9595 and EL 6907 (Mt Hope)	CMPL
Notes:	CML = Consolidated Mining Lease; MPL = Mining Purpose Lease; EL = Exploration Licence; ha = hectare; in NSW one EL map unit is one minute of latitude by one minute of longitude or approximately 3km2.

Land Tenure

CML5 occupies portions of five Western Land Leases (Nos. 9565, 731, 13844, 3667, 14587, four of which (excluding No. 13844) are held by us) and Crown Land including parts of the Cobar Regeneration Belt. Both MPL1093 and MPL1094 occupy Crown Land.

Native Title

The CSA Copper Mine lies within the traditional lands of the Ngemba/Ngiyampaa People. The Company’s use of land for mining and other operations activities is subject to the NT Act which may limit our operations in areas that native title is found to persist. Where native title interests are identified, exploration and mining activities may be limited until a right to negotiate process is completed between the Company and the native title claimants and, in certain circumstances, an Indigenous Land Use Agreement may be entered into.

A Native Title claim by Ngemba, Ngiyampaa, Wangaaypuwan, and Wayilwan claimants was accepted for registration by the National Native Title Tribunal in April 2012 (NSD38/2019 and NC2012/001) and is currently being determined in the Federal Court of Australia (the “NNWW Application”). This claim is relevant to the CSA Copper Mine operations in that it intersects exploration and mining tenements held by the Company or its subsidiaries.

The NNWW Application is not yet concluded, but it has been agreed by parties to the Federal Court proceedings that native title has been extinguished over some 89% of land parcels within the native title claim area. It is expected that the parties will agree that native title rights and interests continue to exist over some of the land allotments lying within the boundary of tenements held by the Company or its subsidiaries. Unless it can be established that native title rights do not exist (either as a result of the NNWW Application or by some other method), we will need to comply with the NT Act with respect to future operations or expansions, which may include entering into an Indigenous Land Use Agreement or paying compensation in connection with future mining activities, or the native title “right to negotiate” process. The duration and success of authorization and consent processes are contingent on many factors that are outside of the Company’s control.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with (i) our audited consolidated financial statements and the related notes and other information as of December 31, 2023, December 31, 2022 and January 1, 2022 and for the years ended December 31, 2023 and 2022 and (ii) the historical audited financial statements of CMPL as of June 15, 2023, December 31, 2022 and December 31, 2021, and for the period from January 1 to June 15, 2023 and for the years ended December 31, 2022 and December 31, 2021 and the respective notes thereto included elsewhere in this Annual Report.

The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “—Comparison of the Years Ended December 31, 2023 and 2022,” “—Non-IFRS Financial Measures”, “—Liquidity and Capital Resources” Critical Accounting Estimates. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors.” We assume no obligation to update the forward-looking statements or such risk factors.

Unless the context otherwise requires, references in this section to “we,” “our” and “CMPL” refer to the business and operations of Metals Acquisition Limited, except where the context requires otherwise.

Basis of Presentation

Effective June 16, 2023, Metals Acquisition Limited (formerly known as Metals Acquisition Corporation) acquired from Glencore 100% of the issued share capital of CMPL, which owns and operates the CSA Copper Mine near Cobar New South Wales Australia (the “Transaction”). The Company’s financial statement presentation in this discussion distinguishes the Company’s presentation for the year ended December 31, 2023 into two distinct constituents, which are CMPL for the period from January 1 to June 15, 2023 and MAL for the year ended December 31, 2023. The Company’s financial information for the year ended December 31, 2023 is the combination of results from the two distinct financial statements.

MAL’s financial statements for the year ended December 31, 2023 includes the pre-acquisition activities of MAL from January 1 to June 15, 2023. However, because MAL’s pre-acquisition activities were limited to the Transaction administration, management believes they did not have material financial impact on its financial information. Management believes the presentation of MAL for the year ended December 31, 2023 without the inclusion of CMPL for the period from January 1 to June 15, 2023 will not provide a meaningful comparison for users to review the differences between the financial statements for the years ended December 31, 2023, 2022 and 2021. Therefore, the Company’s presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023.

CMPL is a proprietary company incorporated in Australia and a wholly owned subsidiary of the Company. Prior to the Business Combination, CMPL was a wholly owned subsidiary of Glencore Operations Pty Limited, a private Australian company, which is an indirect wholly owned subsidiary of Glencore plc. Following the Closing, we are responsible for the internal control environment at CMPL and compliance with all the applicable regulatory requirements.

A.	Operating Results

Overview

We operate the CSA Copper Mine, which is located 700 kilometers west-northwest of Sydney near the town of Cobar in western New South Wales, Australia. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with current estimated Ore Reserves supporting approximately five and half years of operation as of December 31, 2023.

In 2023, the CSA Copper Mine produced approximately 36.1 kt of copper and 42.9 thousand ounces (“koz”) of silver and sold 38.5kt at an all-in sustaining cash cost (“AISC”), After By-product Credits of $4.39 per pound (“lb”) of copper. AISC is a non-IFRS financial measure; see “— Non-IFRS Financial Measures.” For the year ended December 31 2022, the CSA Copper Mine produced 37.3 kt of copper and 445.8 ounces (“koz”) of silver.

Based on our operational footprint, we believe the CSA Copper Mine has low political and economic risk compared to other mines located in other parts of the world. Our operating and strategic framework is based on expanding our production and locating and developing new mineral resources in a safe and responsible manner.

Our current business strategy is to focus our financial and human resources in the following areas:

●	Reducing the Total Reportable Injury Frequency Rate (“TRIFR”) and achieving and zero Lost Time Injuries;
●	Operating our properties safely, in an environmentally responsible and cost-effective manner;
●	Maintaining and investing in exploration and pre-development projects in the vicinities of the CSA Copper Mine;
●	Improving operations at the CSA Copper Mine, which includes incurring costs for new technologies and equipment;
●	Expanding our Proven and Probable Ore Reserves, Identified Mineral Resources, and production capacity at the CSA Copper Mine. In this regard, drilling of the QTS S Upper A mineralization was completed over the last three months with a view to bringing that into the mineral resource estimate. This is a relatively narrow but largely a high-grade zone and during October the Company completed a mine design at pre-feasibility stage and is out to a preliminary tender on the mining works associated with the expected development of this area for economical comparison. During the January quarter a decision will be made on the feasible development plan and whether to carry out the works as an owner operator or contractor operation prior to implementation;
●	Conducting our business with financial stewardship to preserve our financial position in varying metals price and operational environments; and
●	Continuing to seek opportunities to acquire and invest in mining and exploration properties and companies.

We strive to achieve excellent mine safety and health performance. We seek to implement this goal by (i) applying appropriate risk management processes and procedures, (ii) training employees in safe work practices, (iii) establishing, following and improving safety standards, and (iv) investigating accidents, incidents and losses to avoid recurrence and involving employees in the establishment of safety standards. We seek to implement reasonable best practices with respect to mine safety and emergency preparedness.

2023 Highlights

Operational:

●	Continued our trend of strong safety performance, demonstrated by our TRIFR of 10.1 per million work hours for the year ended December 31, 2023.
●	Produced 36.1kt of copper and 429.3koz of silver.
●	Replaced the second grinding mill and subsequently operated at target rates without issue.
●	Completed the ventilation and cooling upgrades for the CSA Copper Mine.
●	Upgraded the mine substation and transformer to enable a higher power draw.
●	Completed delivery of most of the new mine fleet.

Financial:

●	Reported sales of products of $269.2 million.

●	Raised $385 million in PIPE gross equity, $205 million of senior debt, $135 million of subordinated debt and $150m of metal streams to complete the acquisition of the CSA Copper Mine.
●	Subsequent to year-end, raised a further A$325 million through listing on the ASX.

Significant Factors Affecting our Results of Operations

Metal Prices

Metals prices can be volatile and are influenced by a number of factors beyond our control (except on a limited basis through the use of derivative contracts). The average LME copper prices decreased over the year ended December 31, 2023, with prices down approximately 3.8% for the year ended December 31, 2023 compared to the year ended December 31, 2022 and decreased over the year ended December 31, 2022, with prices down approximately 5.4% for the year ended December 31, 2022 compared to the year ended December 31, 2021. The realized prices reflect the impact of the prior offtake agreement between CMPL and GIAG, a related party. This impact can be seen in the realized prices relative to the LME prices. A comparative of silver prices is not provided, as at the date of close of the Business Combination, the Company’s stream agreement with Osisko Gold Royalties was in effect, whereby the Company delivered silver to Osisko, for the life-of-mine, on terms as outlined further in the agreement, in return for a prepayment of US$75 million used to fund the acquisition of the CSA Copper Mine from Glencore. The comparative average prices for the years ended December 31, 2023, 2022 and 2021 are presented below:

		Year ended December 31
		2023	2022	2021
Copper
– LME Final Cash Buyer	$/lb	$3.85	$4.00	$4.23
– Realized Price	$/lb	$3.21	$2.51	$3.15

While we believe longer-term global economic and industrial trends could result in continued demand for the metals the CSA Copper Mine produces, prices have been volatile and there can be no assurance that current prices will continue or increase. Volatility in global financial markets and other factors can pose a significant challenge to our ability to access credit and equity markets, should we need to do so, and to predict sales prices for the CSA Copper Mine’s products.

Environmental

Another challenge for us is the risk associated with environmental litigation, ongoing reclamation activities and changes to environmental laws and regulations. It is possible that our estimate of these liabilities (and our ability to estimate liabilities in general) may change in the future, affecting our strategic plans and the value of our business. The estimate of our environmental liabilities and liquidity needs, as well as our strategic plans, may be significantly impacted as a result of these matters or new matters that may arise. While we are not currently subject to any material environmental litigation, we strive to ensure that our activities are conducted in material compliance with applicable laws and regulations and attempt to resolve environmental litigation on terms as favorable to us as possible.

Non-IFRS Financial Measures

This Annual Report presents the non-IFRS financial measures (i) Cash Cost, After By-product Credits, per pound, (ii) AISC, After By-product Credits, per pound, and (iii) free cash flow for the Company for the years ended December 31, 2023, 2022 and 2021 for the convenience of the investors. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that excludes or includes amounts that would not be adjusted in the most comparable IFRS measure.

We use these non-IFRS financial measures for decision-making purposes and to assess our financial and operating performance and our liquidity position, to generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-IFRS measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-IFRS financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non-IFRS financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of these non-IFRS financial measures may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound are measures developed by metals companies in an effort to provide a uniform standard for comparison purposes. Cash Cost, After By-product Credits, per pound is an important operating statistic that we utilize to measure the mine’s operating performance. We use AISC, After By-product Credits, per pound as a measure of our mine’s net cash flow after costs for exploration, pre-development, reclamation, and sustaining capital. This is similar to the Cash Cost, After By-product Credits, per pound non-IFRS measure we report, but also includes on-site exploration, reclamation, and sustaining capital costs. Current IFRS measures used in the mining industry, such as cost of goods sold, do not capture all the expenditures incurred to discover, develop and sustain copper production. Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound also allow us to benchmark the performance of the CSA Copper Mine versus those of our competitors. The calculation of AISC, After By-product Credits, per pound includes corporate costs for general and administrative expense and sustaining exploration and capital costs. Our primary economic product is copper, with minor silver revenues and, accordingly, we treat silver as by-product revenue when calculating ASIC.

In addition to the uses described above, Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound provide management and investors an indication of operating cash flow, after consideration of the average price received from production. We also use these measurements for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective.

The table below presents reconciliations between the most directly comparable measure for Cash Cost, After By-product Credits and AISC, After By-product Credits for the periods shown.

			Combined
			MAL and
	MAL	CMPL	CMPL	CMPL

		From
	Year ended	January 1 to	Year ended
	December 31	June 15	December 31	Year ended December 31
US$ thousand	2023	2023	2023	2022	2021
Cost of goods sold (COGS)	$141,166	$92,840	234,006	$189,496	$190,150
Depreciation and amortization	(46,659)	(21,557)	(68,216)	(51,529)	(52,321)
Cost of goods sold, net depreciation and amortization	94,507	71,283	165,790	137,967	137,829
Treatment and refining costs	14,019	31,262	45,281	68,112	82,939
Freight costs	3,342	3,252	6,594	15,721	10,002
Distribution and selling expenses	11,421	6,410	17,831	17,246	15,195
Exclude: Royalties (govt) incl in COGS	(4,970)	(3,371)	(8,341)	(6,477)	(11,006)
Finished goods mvt incl in COGS	(12,099)	(1,564)	(13,663)	(4,475)	(12,524)
Gain (loss) on PP&E in COGS	—	—	—	—	(23,237)
C1 Cash Cost, Before By-product Credits	$106,220	$107,272	213,492	$228,094	$199,198
Sustaining capital	25,153	31,462	56,615	66,273	32,068
Royalties (govt)	4,970	3,371	8,341	6,477	11,006
Stock mvt incl in COGS	(51)	(137)	(188)	1,237	18,916
General and administrative	81,360	378	81,738	1,230	1,473
AISC, Before By-product Credits	$217,652	$142,346	359,998	$303,311	$262,661
Less By-product Credits
Silver	(5,469)	(4,442)	(9,911)	(8,553)	(12,707)
AISC, After By-product Credits	$212,183	$137,904	350,087	$294,758	$249,954
C1 Cash Cost, After By-product Credits	$100,751	$102,830	203,581	$219,541	$186,491

		Year ended December 31
		2023(1)	2022	2021
Denominator
Copper Tons Produced	kt	36.15	37.28	40.53
C1 Cash Cost, Before By-product Credits	$/lb	$2.68	$2.78	$2.23
AISC, Before By-product Credits	$/lb	$4.52	$3.69	$2.94
C1 Cash Cost, After By-product Credits	$/lb	$2.55	$2.67	$2.09
AISC, After By-product Credits	$/lb	$4.39	$3.59	$2.80
(1)	Presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. See “Basis of Presentation.”

C1 Cash costs for the year ended December 31, 2023 were negatively impacted by the lower production volume of copper. Cost of goods sold increased by $28 million, offset by a reduction in treatment and refining charges plus freight costs. This was largely attributable to the new offtake contract that took effect on June 16, 2023.

AISC increased by 22% on a per pound basis, which was driven by a large increase in general and administrative costs ($81 million) associated with closing of the Transaction, partially offset by a $10 million reduction in sustaining capital spend.

Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate our underlying performance.

The following table provides a reconciliation of free cash flow from continuing operations for the periods shown:

			Combined
			MAL and
	MAL	CMPL	CMPL	CMPL

		From
	Year ended	January 1 to	Year ended
	December 31	June 15	December 31	Year ended December 31
	2023	2023	2023	2022	2021
Net cash (used)/generated by operating activities	$(11,707)	$38,690	$26,983	$54,547	$87,819
Less Purchase of property, plant and equipment and intangibles	(25,153)	(31,462)	(56,615)	(66,273)	(32,068)
Free cash flow	$36,860	$7,228	$(29,632)	$(11,726)	$55,751

Free Cash Flow

Free cash flow decreased in the year ended December 31, 2023 from the year ended December 31, 2022 as a result of the decrease in net cash generated from operating activities.

The increase in cost of goods sold was reflective of costs being negatively affected by the mill changeout just before transaction close and the interruption of the handover of operations post change in ownership. The high fixed cost nature of the operation meant that the full costs were still carried during the mill change over so the higher costs were incurred despite lower revenue.

Results of Operations

Comparison of the Years Ended December 31, 2023, 2022 and 2021

The following table sets forth our income statement data for the periods presented:

			Combined
			MAL and
	MAL	CMPL	CMPL	CMPL

		From
	Year ended	January 1 to	Year ended	Year ended
	December 31	June 15	December 31	December 31		% Change
						2022 to	2021 to
	2023	2023	2023	2022	2021	2023	2022
Revenues	$158,999	$102,294	$261,293	$219,705	$273,380	19%	(20)%
Cost of goods sold	(141,166)	(92,840)	(234,006)	(189,496)	(190,150)	23%	0%
Gross Profit	$17,833	$9,454	$27,287	$30,209	$83,230	(10)%	(64)%
Operating expenses
Distribution and selling expenses	(11,421)	(6,410)	(17,831)	(17,246)	(15,195)	3%	13%
Administrative expenses	(81,360)	(378)	(81,738)	(1,230)	(1,473)	6,545%	(16)%
Operating (loss)/income	$(74,948)	$(134)	$(75,082)	$11,733	$66,562	(740)%	(82)%
Net foreign exchange (losses)/gain	(1,617)	2,066	449	(453)	401	(199)%	(213)%
Finance income	5,448	12	5,460	6	3	90,900%	100%
Finance costs	(41,186)	(362)	(41,548)	(930)	(530)	4,368%	75%
(Loss)/Profit before income taxes	$(159,560)	$1,582	$(157,978)	$10,356	$66,436	(1,625)%	(84)%
Income tax benefit/(expense)	15,006	(3,382)	11,624	(15,715)	100,059	(174)%	(116)%
(Loss)/Profit for the year	$(144,554)	$(1,800)	$(146,354)	$(5,359)	$166,495	2,631%	(103)%

Revenues

Revenues for the year ended December 31, 2023, were $261,293, an increase of $44,510, or 19%, as compared to $219,705 for the year ended December 31, 2022 and a decrease of $53,675, or 20%, as compared to $273,380 for the year ended December 31, 2021. The following table shows sales of products by metal for the years ended December 31, 2023, 2022, and 2021, and the approximate variances attributed to differences in metals prices and sales volumes:

	Year ended December 31%					Price		Volume
				2022 to	2021 to	2022 to	2021 to	2022 to	2021 to
	2023(1)	2022	2021	2023	2022	2023	2022	2023	2022

Copper	$251,382	$211,152	$260,673	19%	(19)%	20%	(20)%	(1)%	2%
Silver	9,911	8,553	$12,707	16%	(33)%	5%	(37)%	10%	8%
Total	$261,293	$219,705	$273,380	19%	(20)%
(1)	Presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. See “Basis of Presentation.”

Average realized prices typically differ from average market prices primarily because concentrate sales are generally provisionally recorded as revenues at the time of shipment at prevailing spot prices on the date control transfers. Due to the time elapsed between shipment of concentrates and final settlement with the customers, we must estimate the prices at which sales of our metals will be settled. In addition, under the new Offtake Agreement that was entered into in connection with the Closing, GIAG’s selection of a quotational period will affect the final price. Previously recorded sales are adjusted to estimate settlement metals prices each period through final settlement. For 2023, we recorded net positive price adjustments to provisional settlements of $0.1 million. For 2022, we recorded net negative price adjustments to provisional settlements of $0.8 million. For 2021, we recorded net positive price adjustments to provisional settlements of $2.4 million. The price adjustments relate to copper and silver contained in our concentrate shipments. Realized prices are calculated by dividing gross revenues, net of treatment and refining charges and freight costs, for each metal by the payable quantities of each metal included in concentrate shipped during the period.

Total metals production and sales volumes for each period are shown in the following table:

		Year ended December 31
		2023(1)	2022	2021
Copper
Tons produced	kt	36.15	37.28	40.53
Payable Tons sold	kt	36.92	38.13	37.57
Silver
Ounces produced	koz	429.26	445.81	459.28
Payable Ounces sold	koz	418.80	423.72	393.67
(1)	Presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. See “Basis of Presentation.”

The difference between what we report as “tons/ounces produced” and “payable tons/ounces sold” is attributable to the difference between the quantities of metals contained in our products versus the portion of those metals actually paid for by GIAG. Differences can also arise from inventory changes incidental to shipping schedules, or variances in ore grades which impact the volume of metals contained in concentrates produced and sold.

Operations at the CSA Copper Mine are mine constrained, with the processing plant having a capacity well above the recent mine production levels. As such, the limiting factor on copper production is the ability of the mine to deliver more or less ore from the underground workings.

Ore production from the mine was negatively impacted in 2023 relative to 2022 by the following factors:

●	Staff attrition, specifically the mining technical services group, was particularly impacted, resulting in some delays to release of stope design and consequently ore extraction. The labor impact is attributable to a combination of a significant pick up in mining activity regionally (and thus alternative employment opportunities), the extended mine sale process and changes in workforce make up. A high turnover rate requires training of new employees and a loss of continuity and historical knowledge that, together with a relatively high workforce vacancy rate, typically is negative for production rates.
●	Extensive usage of contract labor hire with limited skill sets at significantly higher unit rates than employees.
●	Ongoing uncertainty around completion of the sale of CMPL led to a decrease in productivity at the CSA Copper Mine and a lack of ownership of key initiatives which would leverage from the substantial capital investment in key upgrades at the mine.

During 2023, several major capital projects were completed, including works on the Tailings Storage Facility which ramped up during the October and December quarter and the second mill replacement that removed one of the two main mills from service for approximately six weeks. We estimate this led to approximately 1.5kt of lost production over that period. Ore production from the mine was negatively impacted in 2022 relative to 2021 by the following factors:

●	COVID-19-related absenteeism experienced in 2021 continued to lesser extent in 2022, however well above typical levels of unplanned absences.
●	The ability to mine ore in an underground mine is highly dependent on the mine development ahead of the working areas (“Developed State”). During 2022, the Developed State of the CSA Copper Mine was negatively impacted by a lower than planned development advance rate, with 4,746 meters of development compared to a budget of 5,289 meters. While still below budget, development improved by 12% from 2021. Changes in mine sequences in 2022 mitigate the impact of this shortfall.
●	Production drilling is required to prepare ore mining areas for blasting and underperformance in production drilling will thus have a direct impact on ore mined. Production drilling of 90,450 meters in 2022 was 28% lower than budget and 5% lower than 2021 as a result of lower than expected mine development, which resulted in insufficient locations for production drilling equipment to operate.
●	Staff attrition remained at high levels experienced in 2021 at 31.6%. This is attributable to a combination of a significant pick up in mining activity regionally (and thus alternative employment opportunities), the extended mine sale process and changes in workforce make up. A high turnover rate requires training of new employees and a loss of continuity and historical knowledge that, together with a relatively high workforce vacancy rate, typically is negative for production rates.
●	During 2022, major capital projects continued. These projects redirected resources away from short term production in order to support long term production. These include the major ventilation and cooling projects and associated electrical substation upgrade, as well as the replacement of two grinding mills scheduled for 2022 and 2023.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2023, was $234.0 million, an increase of $44.5 million, compared to the $189.5 million for the year ended December 31, 2022. Costs were negatively affected by the mill changeout just before the close of the Transaction and the interruption of the handover of operations post change in ownership. Costs in Australian dollars also increased due to higher input costs from power, contract labor, consumables and fuel and was partially offset by a weakening Australian dollar of approximately 4.4% (66c average in 2023 compared to 69c average in 2022). A significant majority of our costs are incurred in Australian dollars.

Cost of goods sold for the year ended December 31, 2022, was $189.5 million, a decrease of $0.7 million, which is mostly in line with the $190.2 million for the year ended December 31, 2021. However, costs in Australian dollars increased and was largely offset by a weakening Australian dollar of approximately 7.6% (69c average in 2022 compared to 75c average in 2021). A significant majority of our costs are incurred in Australian dollars.

Gross Profit

Gross profit for the year ended December 31, 2023, was $27.3 million, a decrease of $2.9 million, or 9.6%, compared to $30.3 million for the year ended December 31, 2022. The decrease was predominantly driven by a material increase in operating costs due to a drop in productivity as the Transaction moved to a close and interruptions caused by the finalization of major capital works that directly affected production. Copper sales volumes also decreased by 1% for the year ended December 31, 2023 compared to December 31, 2022, due to lower ore production.

Gross profit for the year ended December 31, 2022, was $30.2 million, a decrease of $53.0 million, or 64%, compared to $83.2 million for the year ended December 31, 2021. The decrease was predominantly driven by depressed copper prices, which decreased by approximately 20% over the period. Copper prices decreased over the period as a result of suppressed demand for copper due to China’s zero-COVID policy while the world economy experienced rapid and high inflation. The decrease in price was marginally offset by a 1% increase in copper sales volume.

Operating Expenses

Operating expenses for the year ended December 31, 2023, were $99.6 million compared to $18.5 million in 2022, an increase of $81.1 million. This increase was primarily driven by:

●	Increase in administration expenses of $80.5 million in 2023 compared to $1.2 million in 2022, as a result of costs related to the Transaction. These costs are non-recurring, one off transaction costs;
●	Increase in impairment of property, plant and equipment of $2.8 million in 2023 compared to nil impairment in 2022, as a result of impairment assessment of a SAG mill;
●	Distribution and selling expenses largely remained the same in 2023 compared to 2022; and
●	Royalties also decreased in 2023 as a result of lower output compared to 2022.

Operating expenses for the year ended December 31, 2022, were $18.5 million compared to $16.7 million in 2021, an increase of $1.8 million. This increase was primarily driven by:

●	Increased distribution and selling expenses of $17.2 million in 2022 compared to $15.2 million in 2021, despite lower concentrate volumes sold of 147,668 dry metric tons in 2022 compared to 153,791 dry metric tons in 2021. The increased distribution expenses relate to an increased freight rate as logistics pipelines struggled to ramp up with pre-COVID-19 levels of demand; and
●	Reduced administration expenses of $1.2 million in 2022 compared to $1.5 million in 2021, as a result of reduced corporate overhead charges during 2022.

Income Taxes

Income tax benefit for the year ended December 31, 2023, was $11.6 million, a 174.0% decrease from the income tax expense of $15.7 million in 2022. The change was primarily driven by the loss recognized for the year $146.4 million.

Income tax expense for the year ended December 31, 2022, was $15.7 million, a 116% increase from the income tax benefit of $100.1 million in 2021. The change was primarily driven by an additional provision of $12.4 million in 2022 relating to the uncertain tax position around a transfer pricing dispute with the Australian Taxation Office, which was reversed in 2021.

B.	Liquidity and Capital Resources

As of December 31, 2023 and December 31, 2022, we had $32.4 million and $42.0 million respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

We expect to fund our operations through a combination of currently available cash and cash equivalents, cash flows from operating activities and the Debt Facilities.

Cash Flows

The following table shows the generation and use of cash for the periods indicated:

			Combined
			MAL and
	MAL	CMPL	CMPL	CMPL

		From
	Year ended	January 1 to	Year ended
	December 31	June 15	December 31	Year ended December 31
	2023	2023	2023	2022	2021
Net cash generated by operating activities	$(11,707)	$38,690	$26,983	$54,547	$87,819
Net cash used in investing activities	(779,105)	(31,296)	(810,401)	(66,273)	(32,068)
Net cash generated used in financing activities	823,142	(8,599)	814,543	13,000	(55,939)
Increase/(decrease) in cash and cash equivalents	$32,330	$(1,205)	$31,125	$1,274	$(188)

Operating Activities

Net cash generated by operating activities for the year ended December 31, 2023, was $27.0 million compared to cash generated of $54.5 million for the year ended December 31, 2022. This decrease was primarily driven by a decrease in commodity pricing and output from the mine and an increase in interest paid. As noted above, the output was affected by the mill shutdown and the decrease in productivity associated with the long lead time to close the Transaction.

Net cash generated by operating activities for the year ended December 31, 2022, was $54.5 million, a decrease of $33.3 million, or 38%, as compared to $87.8 million for the year ended December 31, 2021. This decrease was primarily driven by depressed commodity pricing during the year, partially offset by a decrease in working capital.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023, was $810.4 million, an increase of $744.1 million, or 1,122%, as compared to $66.3 million for the year ended December 31, 2022. This increase was primarily driven by the Transaction.

Net cash used in investing activities for the year ended December 31, 2022, was $66.3 million, an increase of $34.2 million, or 107%, as compared to $32.1 million for the year ended December 31, 2021. This increase was primarily driven by a number of major capital projects in 2022 — most notably the ventilation upgrade project and the replacement of the shell of one of the three mills.

Financing Activities

Net cash generated in financing activities for the year ended December 31, 2023, was $805.2 million, as compared to net cash generated in financing activities of $13 million for the year ended December 31, 2022. This increase was primarily driven by the financing of the Transaction.

Indebtedness

Mezzanine Debt Facility

On March 10, 2023, Metals Acquisition Corp. (Australia) Pty Ltd (“MAC Australia”) entered into the Mezz Facility with Sprott Private Resource Lending II (Collector-2), LP (the “Lender”) and Sprott Resource Lending Corp., as agent and security trustee for the Lender, to provide a mezzanine loan facility to finance, in part, the initial business combination.

The Mezz Facility provides for, among other things, $135 million total funding available to the Company with a maturity of five years from the closing of the initial business combination. The interest on the Mezz Facility will be paid on a quarterly basis and is calculated as the aggregate of (i) the Interest Rate Margin and (ii) the greater of the 3-month term Secured Overnight Financing Rate (“SOFR”) or 2.00% per annum. The Interest Rate Margin is calculated based on the copper price on the first day of each calendar quarter as quoted on the London Metal Exchange (“LME”). The variation in the copper price will determine the margin rate as well as the composition of interest payments (being either cash and/or capitalised to the principal, provided no event of default) as described below:

LME Copper Price	Margin	Payment
<$3.40/lb	12.00%	100% capitalised / 0% cash
>$3.40/lb to $3.85/lb	10.00%	60% capitalised / 40% cash
>$3.85/lb	8.00%	0% capitalised / 100% cash

A redemption of the Mezz Facility may be initiated at the option of MAC Australia at any time upon five days written notice after the second anniversary of the date the loan was made (the “Utilization Date”). MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest plus a prepayment interest premium in an amount equal to 4.00% of the aggregate principal amount of the Mezz Facility being prepaid on or after the second anniversary of the Utilization Date but prior to the third anniversary of the Utilization Date. MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest (without any premium) on or after the third anniversary of the Utilization Date.

The Mezz Facility was fully drawn on the Utilization Date of June 15, 2023, to finance, in part, the initial business combination. The Mezz Facility has been accounted for as a financial liability and the embedded derivatives in relation to the interest rate margin and the voluntary prepayment option have been bifurcated and recognized collectively as a compound embedded derivative.

Senior Syndicated Facility

On February 28, 2023, MAC Australia entered into a syndicated facility agreement (“SFA”) with Citibank, N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch, and National Bank of Canada (collectively, the “Senior Lenders”) and Citi Securities Limited, as agent for the Senior Lenders, to provide a senior syndicate loan facility to finance, in part, the initial business combination. The obligations of MAC Australia under the SFA are guaranteed by the Company.

The SFA provides for, among other things, two credit facilities (collectively, the “Senior Facilitates”) as follows:

●	a $205 million initial business combination term loan (“Facility A”) that can be used to finance, in part, the initial business combination, requires quarterly repayments that are sculpted as necessary to meet a Debt Service Cover Ratio minimum of 1.50x (“Facility A Repayment Instalments”) but can be mandatorily repaid by way of a “sweep” of excess cash available to MAC Australia and each of its subsidiaries such that on the last day of each quarter, MAC Australia must apply 30% of all excess cash in repayment of Facility A applied in inverse order of maturity, and is fully amortized over a notational five year loan life based on agreed financial modelling as described in the SFA; and
●	a $25 million revolving credit facility (“Facility B”) that can be used only for general corporate purposes post-closing of the initial business combination, requires repayments such that all loans under Facility B are repaid on or before the date that is three years after the date of financial close under the SFA (the “Termination Date”).

The rate of interest for Facility A and B is calculated as the aggregate of (i) the margin equal to a fixed amount of 3.0% per annum, and (ii) the greater of zero or the SOFR for such day. The SFA also specifies a default interest rate of an additional 2% per annum for overdue payments.

A redemption of Facility A may be initiated at the option of MAC Australia at any time upon five days written notice after the first calendar month anniversary from the date that the initial conditions precedent to the SFA are satisfied or waived. MAC Australia may prepay the whole or any part of Facility A, but, if in part, being an amount that reduces the amount of Facility A by a minimum amount of $500,000, and integral multiples thereof. Any prepayment shall be made together with accrued interest on the amount prepaid. At the option of MAC Australia, each prepayment may be applied against the remaining Facility A Repayment Instalments in inverse chronological order or pro-rata by the amount of the prepayment.

In addition, a redemption of Facility B may be initiated at the option of MAC Australia at any time upon five days written notice. MAC Australia may prepay the whole or any part of Facility B, but, if in part, being an amount that reduces the amount of Facility B by a minimum amount of $2 million. Any prepayment shall be made together with accrued interest on the amount prepaid.

The principal amount of Facility A was fully utilized on June 14, 2023, to finance, in part, the initial business combination.

Copper Purchase Agreement

On March 20, 2023, we entered into a copper purchase agreement (the “Copper Stream”) with Osisko. Under the terms of the Copper Stream effective June 16, 2023 (the “Closing Date”), in exchange for an upfront cash deposit of up to $75 million (the “Available Copper Deposit”), we are required to deliver to Osisko an amount refined copper equal to the Copper Stream Percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA Copper Mine during the life of the mine. On June 16, 2023, the full amount of the Available Copper Deposit was drawn to finance, in part, the initial business combination. As of December 31, 2023, we have made no deliveries towards the Copper Stream with Osisko.

For the purposes of the Copper Stream, the “Copper Stream Percentage” shall mean during the following periods:

Time Period	Copper Stream Percentage
Closing to 1st Anniversary of the Closing Date	0%
1st Anniversary of the Closing Date to 5th Anniversary	3% (the “First Stream Percentage”)
5th Anniversary until 33,000 metric tons of refined copper delivered to Osisko (the “Threshold Quantity”)	4.875% (the “Second-Threshold Stream Percentage”)
Thereafter from the date that the Threshold Quantity has been met	2.25% (the “Tail Stream Percentage”)

In addition to the Copper Deposit, we will receive ongoing cash payments for refined copper delivered equal to 4% (the “Copper Cash Price”) of the cash settlement price for one ton of refined copper quoted by the LME on the date prior to the date of delivery (the “Copper Market Price”). Until the Copper Deposit is reduced to $nil, the difference between the Copper Market Price and the Copper Cash Price will be credited against the outstanding Copper Deposit. After the Copper Deposit is reduced to $nil, we will receive only the Copper Cash Price for each ton of refined copper delivered.

Silver Purchase Agreement

On March 20, 2023, we entered into the Silver Stream with Osisko. Under the terms of the Silver Stream effective June 16, 2023 (the “Closing Date”), in exchange for an upfront cash deposit of $75 million (the “Silver Deposit”), we are required to deliver to Osisko an amount of refined silver equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA Copper Mine during the life of mine. As of December 31, 2023, the Company has made silver deliveries of $7,749 thousand towards the Silver Stream with Osisko.

In addition to the Silver Deposit, we will receive ongoing cash payments for refined silver delivered equal to 4% (the “Silver Cash Price”) of the silver price on the LBMA for one ounce of refined silver on the day prior to the date of delivery (the “Silver Market Price”). Until the Silver Deposit is reduced to $nil, the difference between the Silver Market Price and the Silver Cash Price will be credited against the outstanding Silver Deposit. After the Silver Deposit is reduced to $nil, we will receive only the Silver Cash Price for each ounce of refined silver delivered.

Sale and leaseback of underground equipment

During the year ended December 31, 2023, in connection with the acquisition of the CSA Copper Mine, we entered into a sale and leaseback arrangement for certain underground equipment for total proceeds of $16.6 million. The equipment will continue to be used over the 3-year lease term.

Contractual Obligations, Contingent Liabilities and Commitments

Registration Rights

The holders of the (i) founder shares (which were issued in a private placement prior to the closing of the IPO), (ii) private placement warrants (which were issued in a private placement simultaneously with the closing of the IPO) and (iii) private placement warrants (that may be issued upon conversion of Working Capital Loans) will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50 million. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights. We will bear the expenses incurred in connection with the filing of any such registration statements.

Rehabilitation Bond Amendments

CMPL and Glencore Operations Australia have entered into various contractual arrangements relating to performance guarantees Glencore Operations Australia has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with mining activities. These are in the ordinary course of business. As at December 31, 2023, the total value of the guarantees was AU$44,683 thousand (2022: $nil).

Glencore Operations Australia and the Company entered into contractual commitments whereby Glencore Operations Australia agreed to provide the performance guarantee until the earlier of the Company refinancing its senior debt and June 16, 2024. Whilst Glencore Operations Australia will provide the relevant performance guarantees, the Company and CMPL will be responsible for any liability or call on the guarantees.

Environmental contingencies

Our operations are subject to various environmental laws and regulations. We are in material compliance with those laws and regulations. We accrue for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, we are unaware of any material environmental incidents at the CSA Copper Mine. Any potential liability arising from the above is not expected to have a material adverse effect on our income, financial position or cash flow.

Capital Expenditures

For the year ended December 31, 2023, cash capital expenditures amounted to $25,153 with $43.1 million incurred, with the largest costs consisting of the purchase of mining equipment and commencement of the tailings dam facility works.

For the year ended December 31, 2022, cash capital expenditures amounted to $66.3 million with $77.8 million incurred, with the three largest costs consisting of ventilation and cooling upgrade, geological drilling and capitalized development activities.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023, December 31, 2022, or December 31, 2021.

C.	Research and Development, Patents and Licenses, etc.

The Company has not conducted any research and development activities for the last three years, nor is it dependent upon any patents or licenses.

D.	Trend Information

This information required by this item is set forth in “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects—A. Operating Results” within this Annual Report.

E.	Critical Accounting Estimates

The Critical Accounting Policies and Estimates are consistent with the disclosure presented in the financial statements included in this Annual Report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this Annual Report (which also includes our Company Secretary as required under ASX Listing Rule 4.10.10). Our Board is comprised of eight directors.

Name	Age	Position
Michael (Mick) James McMullen	53	Chief Executive Officer and Director
Morné Engelbrecht(1)	47	Chief Financial Officer
Slobodan (Dan) Vujcic	45	Chief Development Officer
Christopher (Chris) Rosario	38	General Counsel
Trevor Hart	55	Company Secretary
Patrice E. Merrin	75	Chair
John Rhett Miles Bennett	42	Director
John Burton	59	Director
Rasmus Kristoffer Gerdeman	48	Director
Charles D. McConnell	68	Director
Matthew Rowlinson	41	Director
Graham van’t Hoff	63	Director
(1)	Morné Engelbrecht was appointed after the end of the fiscal year ended December 31, 2023, effective February 10, 2024.

Michael (Mick) James McMullen (Chief Executive Officer and Director) has served as our Chief Executive Officer and member of our Board since June 2023. Mr. McMullen has over 30 years of senior leadership experience in the exploration, financing, development, and operations of mining companies globally. Mr. McMullen most recently served as the CEO and President at Detour Gold Corporation, a 600,000 ounce per annum gold producer in Canada from May 2019 to January 2020. During his tenure, Mr. McMullen took the market capitalization from C$2.1 billion to C$4.9 billion over seven months (date of deal announcement), which represented an internal rate of return of 208%, leading to the acquisition by Kirkland Lake Gold Ltd. in 2020. Through his strong technical background and commercial acumen, Mr. McMullen established and led a team that reduced all-in-sustaining costs (“AISC”, a mining metric that estimates all direct and recurring costs required to mine a unit of ore) by approximately US$250/oz over that period in a business that had historically been viewed as an underperforming asset. Mr. McMullen also improved safety performance and repaired relations with its First Nations partners, enabling a large increase in operations to be permitted, which was fundamental to the increase in market value of the company. Mr. McMullen also served as CEO at Stillwater Mining Company (“Stillwater”) between 2013 and 2017, and as Technical Advisor from May 2017 to December 2018, where he was instrumental to the increase in market capitalization.

Mr. McMullen has a strong technical background and track record of identifying undervalued opportunities in the mining space, assuming a management position, optimizing the assets, and ultimately realizing shareholder value, ranging from exploration assets (one of two founders at GT Gold Corporation, which sold to Newmont Mining Corporation for C$393 million) to large integrated downstream and upstream businesses like Stillwater.

Mr. McMullen is a qualified geologist and received his B.Sc. from Newcastle University in 1992. From May 2021 to August 2022, Mr. McMullen served as a non-executive director at Oceana Gold Corporation, a dual-listed ASX-TSX gold miner with operations in the Philippines, US and New Zealand. Mr. McMullen also served as an Executive Director of Develop Global Limited from February 2021 to June 2021 and then as a non-executive director from July 2021 to February 2023.

Morné Engelbrecht (Chief Financial Officer) has served as our Chief Financial Officer since February, 2024. Mr. Engelbrecht is a senior executive with over 23 years of diversified experience in Australia and internationally in the resources, professional services and oil & gas industries. He has a strong track record of successfully turning around and growing businesses, delivering major capital projects, international raisings in equity and debt, and delivering major cost reduction and integration programs. Mr. Engelbrecht previously served as the Chief Executive Officer at Beach Energy Limited from 2021 to 2024 and Chief Financial Officer from 2016 to 2021. He also served as the Managing Director and Chief Executive Officer at Carbon Energy Limited from 2013 to 2016 and Chief Financial Officer and Company Secretary from 2011 to 2013, and previously held positions at Interoil Corporation and Lihir Gold Limited. Mr. Engelbrecht is a member of Chartered Accountants Australia and New Zealand and holds a Bachelor of Commerce (Honors) from the University of Pretoria.

Slobodan (Dan) Vujcic (Chief Development Officer) has served as our Chief Development Officer since June 2023, having previously served as our Interim Chief Financial Officer from July 2023 to February 2024. Mr. Vujcic is an Investment Banker & Corporate Advisor with close to two decades of experience in global capital markets, and a non-executive director at SolGold plc since October 2022. In 2016, Mr. Vujcic established an independent advisory presence, Tilt Natural Resources Capital Limited, focusing on a selection of key clients globally, which he oversaw from 2016 to 2021. Over his career, Mr. Vujcic has advised clients in a diverse range of commodities across numerous jurisdictions, including raising capital in both equity and debt markets globally, supporting the growth ambitions of emerging miners, and attaining a significant presence in the industry. Prior, Mr. Vujcic led the effort to expand Jefferies’ footprint globally through its coverage of emerging small/mid-caps and family offices, working at Jefferies from November 2010 to October 2016. Mr. Vujcic was instrumental in leading First Quantum Minerals Ltd.’s (“First Quantum”) C$5 billion acquisition of Inmet Mining Corporation.

Mr. Vujcic started his investment banking career at Citi in Sydney in 2003 in the Metals & Mining team and was involved in several high-profile transactions, including Fortescue Metals Group Ltd’s US$2.5 billion US high yield bond, its initial greenfield funding, paving the way for the development of one of the largest global iron ore producers. In 2007, Mr. Vujcic moved to Morgan Stanley in London working closely on transactions with Rio Tinto plc, Anglo American plc, First Quantum, and a number of emerging markets mining clients in the CIS and Asia.

Mr. Vujcic completed a Bachelor of Business with First Class Honors at the University of Technology, Sydney in 1999 and completed his Chartered Accountants (ICAA) qualification at Arthur Andersen in 2002.

Christopher (Chris) Rosario (General Counsel) has served as our General Counsel since July 2023. Mr. Rosario is a leading corporate lawyer with more than 15 years of experience advising on major recourse focused cross-border M&A transactions, capital markets and project developments. Prior to taking the position of General Counsel, Mr. Rosario was a Senior Partner at Squire Patton Boggs (AU) LLP since 2014. During this time, he was intimately involved in the Company’s acquisition of the CSA Copper Mine, including the preparation and execution of all of MAC’s Senior Lending, Mezzanine Lending, Royalty and Streaming agreements, the purchase agreements for the CSA Copper Mine and assisting with the preparation of the US listing documents.

Mr. Rosario was formerly based in Japan for more than three years where he focused on providing extensive advice to a major Japanese trading company on outbound investments. His experience covers many cross-border transactions across Australia, Japan, the Middle East, Europe and North America in the natural resources, renewable energy and technology sectors.

Mr. Rosario holds a Bachelor of Laws with First Class Honors from the University of Notre Dame Australia and has been admitted to legal practice in New South Wales and Western Australia.

Trevor Hart (Company Secretary) has served as Company Secretary since October 2023. Mr. Hart has over 25 years in the resources and mining services industry and has been involved in the financial management of mineral and resources focused ASX public listed companies serving on the board and in the executive management team. Mr. Hart has extensive experience in financial reporting, capital raisings, feasibility studies, commodity offtakes, debt financings and treasury management of resource companies.

Mr. Hart has served as the Chief Financial Officer at Rumble Resources Ltd since 2022 and a director of Straight Drive Consulting Pty Ltd since 2011. He previously held multiple senior financial positions in ASX listed companies, including Chief Financial Officer and Company Secretary at Develop Global Limited from 2013 to 2022, where he was instrumental in the transformation of the company. Mr. Hart also served as a director of OGM Technical Institute Pty Ltd from 2012 to 2023 and NaSAH Australia Pty Ltd from 2021 to 2023.

Mr. Hart is a Certified Practicing Accountant and Chartered Secretary with a Bachelor of Business in Accounting from Edith Cowan University.

Patrice E. Merrin (Chair) has served as a member of our Board since June 2023 and as the Chair of our Board since September 2023. Ms. Merrin has broad experience in mining, heavy industry and capital markets. From June 2014 to May 2023, she served as an independent non-executive director of Glencore plc, a global commodity trading and mining company based in Switzerland. In June 2023, Ms. Merrin was elected as an independent, non-executive director of Capricorn Energy plc, UK. In May 2022, Ms. Merrin joined the board of Lancium Inc., a private energy and technology company, as an independent director. Representing a family member, she has served since 2018 on the board of private steel business Samuel, Son & Co., Mississauga. In June 2019, Ms. Merrin was appointed Chair of the board of Detour Gold Corporation, a role which concluded with the acquisition of Detour Gold Corporation by Kirkland Lake Gold in January 2020, a transaction valued at C$4.9 billion. She previously served as lead independent director of Kew Media Group from March 2017 to December 2019 and Chair of the board until February 2020, at which time the company entered into protection under the Companies’ Creditors Arrangement Act. She has previously served as a director on the board of numerous public companies including Arconic Inc,. Stillwater Mining and CML HealthCare Inc.

Ms. Merrin is a respected independent voice on industry and governance matters, and has been a nominee on several activist files. From 2004 to 2006, she was President, CEO and Director of Luscar Ltd., Canada’s largest thermal coal producer, then owned equally by Ontario Teachers’ Pension Plan Board and Sherritt International Corporation, a Canadian diversified miner where she served as Executive Vice-President and Chief Operating Officer from 1994 to 2004. She holds a Bachelor of Arts degree from Queen’s University and completed the Advanced Management Programme at INSEAD.

John Rhett Miles Bennett (Director) has served as a member of our Board since June 2023. Mr. Bennett has more than 16 years of experience in the exploration, financing, development, and operation of natural resource projects globally. Mr. Bennett is the Founder and Chief Executive Officer of Black Mountain, established Black Mountain in 2007, and today the organization includes several business units: exploration and production operations, EV battery metals mining, commercial saltwater disposal, midstream and in-basin frac sand mining. Mr. Bennett has served as CEO of Black Mountain since its inception.

Mr. Bennett is a member of many industry organizations, serving as a board member of the Texas Alliance of Energy Producers, as Chairman of the Executive Committee of the Fort Worth Wildcatters, the Independent Petroleum Association of America, the Texas Independent Producers & Royalty Owners Association, the National Association of Royalty Owners, the American Association of Professional Landmen, Young Professionals in Energy, and the Fort Worth Petroleum Club.

Mr. Bennett earned his Bachelor of Science in Business Management from the University of Georgia in 2003 and completed the Energy Executive Management Program at the University of Oklahoma Michael F. Price College of Business in 2012.

John Burton (Director) has served as a member of our Board since July 2023 and the Company Secretary of Glencore plc since 2011. Mr. Burton leads Glencore’s secretarial and governance team and also advises Glencore’s businesses on acquisitions, divestments, and equity investments. He has lent his expertise to Glencore’s copper, zinc, and oil businesses, as well as its agricultural joint venture, Viterra. He also holds a non-executive director position at PolyMet Mining Corporation, a company listed on the Toronto Stock Exchange and the NYSE. In the earlier part of his career, Mr. Burton qualified as an English solicitor in London in 1990 and was appointed as a partner at CMS Cameron McKenna in 1998, where he advised on a wide array of corporate and securities law matters. In 2006, he assumed the roles of Company Secretary and General Counsel of the London-listed Informa plc, which he held until 2011. Mr. Burton holds a BA (Hons) in Law from Durham University.

Rasmus Kristoffer Gerdeman (Director, Audit Chair) has served as a member of our Board since June 2023. Mr. Gerdeman is the founder of Heimdall Strategies, a boutique consulting firm providing C-suites and boards with strategy and capital markets advisory services around transformational events. Previously, Mr. Gerdeman was a Managing Director at Ankura Consulting in the Office of the CFO from July 2021 and brings more than 20 years of experience in capital markets and corporate advisory with a particular focus on the Natural Resources and Industrial Sectors. Mr. Gerdeman provides corporate finance, corporate strategy, and strategic communications counsel to clients around transformational events impacting a corporation’s enterprise value and reputation. His expertise includes IPOs, strategic investor relations advisory, capital allocation strategies, working capital improvement analyses, mergers and acquisitions, activist defense, restructuring activities, and management transitions. Prior to his role at Ankura, Mr. Gerdeman was a Senior Advisor with FTI Consulting from October 2019 to July 2021. He also served as Chief Strategy and Investor Relations Officer for Livent Corporation, a $2.4 billion market cap NYSE-listed lithium producer, from May 2018 to June 2019, during the company’s IPO and separation from FMC Corporation. Before his role at Livent Corporation, Mr. Gerdeman was a Managing Director at FTI Consulting in the Strategic Communications and Corporate Finance segments.

Mr. Gerdeman joined FTI Consulting in 2013, after having spent more than 12 years as a buyside analyst at leading U.S. investment firms. He was twice awarded Institutional Investor Magazine’s prestigious “Best of the Buy-Side” for his unparalleled understanding of the industries that he covered. Mr. Gerdeman has served as a senior member of the research and investment teams at Neuberger Berman, Northern Trust Global Investors, and Zweig-Dimenna & Associates. He is also a guest lecturer and mentor to Cornell University MBA Cayuga Fund students focusing on basic materials and natural resources. Mr. Gerdeman holds a Bachelor of Science in finance from North Park University in Chicago, and a Master of Business Administration from S.C. Johnson Graduate School of Management at Cornell University and Queen’s School of Business at Queen’s University in Kingston, Ontario.

The Honorable Charles D. McConnell (Director) has served as a member of our Board since June 2023. Mr. McConnell is a global executive and technology subject matter expert within energy and power, petrochemicals technology, and the investment-business development marketplace who has led the growth of multimillion-dollar businesses and new business units. Mr. McConnell has expertise in operations, sales, business, marketing, domestic/global management, and managing senior-level technology teams.

Mr. McConnell has served as Executive Director of Carbon Management and Energy Sustainability at the University of Houston since November 2018. A 40-year veteran of the energy industry, Mr. McConnell joined the Rice University Energy and Environmental Initiative in August 2013 after serving two years as the Assistant Secretary of Energy at the U.S. Department of Energy (“DOE”) from 2011 to 2013. At DOE, Mr. McConnell was responsible for strategic policy leadership, budgets, project management, and research and development of the department’s coal, oil and gas, and advanced technologies programs, as well as for the operations and management of the U.S. Strategic Petroleum Reserve and the National Energy Technologies Laboratories. Prior to joining the DOE in 2011, Mr. McConnell served as Vice President of Carbon Management at Battelle Energy Technology in Columbus, Ohio and also spent 31 years with Praxair, Inc. (now Linde).

Mr. McConnell has been selected for leadership roles on the Board of the Energy and Environment Foundation North Dakota, the EPA Science Advisory Board, the Texas Carbon Neutral Coalition, Gasification Technologies Council and the Clean Carbon Technology Foundation of Texas. Mr. McConnell also serves as an Advisor to Warwick Carbon Solutions, a CCUS project developer, and DigiKerma, a blockchain carbon storage company. Mr. McConnell holds a bachelor’s degree in chemical engineering from Carnegie-Mellon University (1977) and an MBA in finance from Cleveland State University (1984).

Matthew Rowlinson (Director) has served as a member of our Board since July 2023. Mr. Rowlinson leads business development for Glencore’s Copper Assets Group. In this capacity, he has been involved in many of Glencore’s copper divestments, including the divestment of the CSA Copper Mine. Mr. Rowlinson assumed his current position at Glencore in 2021, where he focuses on enhancing the copper portfolio in a sustainable, value-adding manner. This approach integrates vision, strategy, leadership, and teamwork. Mr. Rowlinson has also participated in various mergers and acquisitions and held numerous board positions within the group which included Compañía Minera Antamina S.A. in Peru and Compañía Minera Doña Inés de Collahuasi SCM in Chile. Since December 2021, Mr. Rowlinson has been serving on the board of directors for PolyMet Mining Corporation. Mr. Rowlinson joined Glencore in 2013 as an Asset Manager responsible for Latin American assets. Subsequently, he was appointed in January 2018 as the CFO of Copper Latin American Mining and Global Copper Smelting and Refining Assets, then in January 2019 as the CFO of Copper Latin American Mining and Joint Venture Assets Copper, followed by his role as CFO, Copper Americas (mining and metallurgical assets) in which role he served until June 2021. Mr. Rowlinson is a Chartered Accountant (South Africa), holds an MBA from the University of Bath (UK), and a BCom and BAcc (Hons) degree from the University of Stellenbosch and the University of South Africa.

Graham van’t Hoff (Director) has served as a member of our Board since November 2023. Mr. van’t Hoff is a global business executive with a successful track record of scaling business and driving growth through restructurings, technology integration and project management discipline. Mr. van’t Hoff finished his 35 year career with Royal Dutch Shell PLC as the Executive Vice President of Global Chemicals where he was responsible for the company’s $25bn global chemicals business. In the past he held such positions as Chairman of CNOOC & Shell Petrochemicals Co., Ltd., Chairman of Shell UK Limited, Chief Information Officer of Shell Chemicals U.K. Ltd. General Manager for Shell Chemicals Europe BV and Director-Information Technology Strategy at Shell International BV (which are all subsidiaries of Shell Plc), European Marketing Manager at Chemical Solvents, Inc. and founder member of Alliance To End Plastic Waste. Mr. van’t Hoff currently serves as a member of the board of directors of 5E Advanced Materials, Inc. and Verde Clean Fuels, Inc., and previously served as a member of the board of directors of Bluescape Opportunities Acquisition Corp. from 2020 to 2023 and Silicon Ranch Corporation in 2022. Mr. Van’t Hoff received a graduate degree and an undergraduate degree from the University of Oxford and a graduate degree with distinction from Alliance Manchester Business School.

B.	Compensation and Remuneration Disclosure (Unaudited)

Overview

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the applicable laws of Jersey, Channel Islands, we are not required to disclose compensation paid to our directors or senior management on an individual basis. Similarly, the ASX Listing Rules do not mandate the need for us to disclose the compensation paid to our directors or senior management on an individual basis. As such all disclosure on the topic in this report is voluntary and should not be read or interpreted as meeting the obligations of any set regulatory standard.

This compensation and renumeration disclosure is unaudited and details the remuneration arrangements for directors and senior management, being those persons detailed in Section A of this Item 6 above. Senior management personnel (for the purpose of this disclosure) are those persons (in addition to the directors) having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

Remuneration and Incentive Policies Overview

With the guidance of the Nominating and Corporate Governance Committee and the Compensation Committee (which are made up of non-executive Board members), the remuneration levels for directors and senior executives of the Company are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. The Board may obtain independent advice to assist them in carrying out their activities when needed, including the appropriateness of remuneration packages given trends in comparative companies both locally and internationally and the objectives of the Company’s remuneration strategies.

The Company’s remuneration structure takes into account: (i) the corporate objectives, performance metrics and target values relevant to the compensation of the key management personnel, (ii) the size of the management team for the Company, (iii) the nature and stage of development of the Company’s operating assets, (iv) the capability and experience of the directors and senior executives, (v) the ability of each director and senior executive to control the relevant performance, (vi) the Company’s performance, and (vii) the amount of incentives within each director and senior executive’s remuneration. The objective of our remuneration structure is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short and long-term incentives.

With the guidance of the Nominating and Corporate Governance Committee and the Compensation Committee, the Board is responsible for administering short and long-term incentive plans (including equity plans, summarized in full below) and engaging external remuneration consultants.

The Compensation Committee reviews and makes recommendations to the Board regarding compensation and benefits plans of the Company (cash and / or equity-based plans) and, where appropriate or required, makes recommendations to adopt, amend and terminate such plans. In reviewing such compensation and benefits policies, the Committee may consider the recruitment, development, promotion, retention and compensation of members of the management board and other employees and any other factors that it deems appropriate.

Non-Executive Directors

The Compensation Committee reviews and recommends to the Board the remuneration of the non-executive directors.

Under the ASX Listing Rules, the total amount of fees paid to all non-executive directors in any financial year must not exceed the aggregate amount of non-executive directors’ fees approved by shareholders at the Company’s general meeting. This amount has been fixed by the Company at US$3 million per annum.

This amount excludes, among other things, amounts payable to any executive director under any executive services agreement with the Company or any special remuneration which the Board may grant to the Directors for special exertions or additional services performed by a Director for or at the request of the Company.

Non-executive directors are currently compensated by way of director fees and DSU awards under the Non-Employee Directors Deferred Share Unit Plan (summarized below).

Fees payable to non-executive directors as at December 31, 2023 were as follow:

Position	Fee ($USD) per annum
Chair	$120,000
Non-Executive Director (excluding Chair)	$70,000
Lead Independent Director (if applicable)	$25,000
Audit Committee Chair	$20,000
Audit Committee Member	$9,000
Compensation Committee Chair	$12,000
Compensation Committee Member	$7,000
Nominating and Corporate Governance Committee Chair	$12,000
Nominating and Corporate Governance Committee Member	$7,000
HSECS Committee Chair	$15,000
HSECS Committee Member	$8,000
Integration Committee Chair	$12,000

All Directors’ fees include superannuation payments required by law to be made.

Details of the fees paid and DSU awards made to non-executive directors under the Non-Employee Directors Deferred Share Unit Plan for the period to December 31, 2023 are detailed below:

						Value of	Cash in Lieu
				Director Fees	DSU’s Earned	DSU’s Earned	of DSU’s
Name[1]	Position	Commenced	Retired	($USD)[3]	($USD)[4]	($USD)[5]	($USD)[6]
Patrice E. Merrin	Chair	12 July 2021	N/A	69,008	12,725	157,281	N/A
John Rhett Miles Bennett	Non-Executive Director	11 March 2021	N/A	40,783	12,725	157,281	N/A
John Burton[2]	Non-Executive Director	3 July 2023	N/A	0	0	0	N/A
Rasmus K. Gerdeman	Non-Executive Director	12 July 2021	N/A	67,167	12,725	157,281	N/A
Charles D. McConnell	Non-Executive Director	12 July 2021	N/A	53,542	12,725	157,281	N/A
Matthew Rowlinson[2]	Non-Executive	3 July 2023	N/A	0	0	0	N/A
Graham van’t Hoff	Non-Executive Director	15 November 2023	N/A	8,750	0	0	N/A
Neville Power	Chair	12 July 2021	5 September 2023	36,370	N/A	N/A	153,422
1)	Prior to the closing of the CSA Copper Mine acquisition (June 16, 2023) Non-Executive Directors did not earn or accrue fees or any other entitlements.
2)	Matthew Rowlinson and John Burton are nominees of Glencore and will not be paid any fees and do not participate in the Non-Employee Directors Deferred Share Unit Plan.
3)	Comprises director fees and superannuation/employer social security/national insurance contributions (if any). No cash bonuses were paid to non-executive directors in 2023.
4)	A DSU is a non-voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Share. DSUs are redeemable, and the fair market value of the underlying Shares payable to the holder, upon the date the holder ceases to be a Director. Within 15 days of such an event, the Company will issue the holder (or their estate) one Share for each vested DSU (subject to any applicable withholding taxes). The holder may request MAC to issue the cash equivalent of Shares in part of full satisfaction of MAC’s obligation to deliver Shares.
5)	Reflects fair value of securities as at December 31, 2023.
6)	In accordance with the terms of the Non-Employee Directors Deferred Share Unit Plan, upon ceasing to be a Director, a Director may request the Company to issue the cash equivalent of Shares in part of full satisfaction of the Company’s obligation to deliver Shares in relation to earned DSU’s.
7)	The value of all compensation accrued but unpaid for the Non-Employee Directors, as at December 31, 2023, was $121,750 in respect of fees and $123,750 in respect of DUSs.

Senior Management

Senior Management is compensated via a combination of (a) fixed renumeration, (b) performance based short term incentive, and (c) performance based long term incentives.

(a)	Fixed Remuneration

Fixed remuneration for senior management consists of base salaries as well as contributions to superannuation funds and other non-cash benefits.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of a company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

(b)	Performance Based Remuneration – Short Term Incentive

The Company’s senior management and other members of management are eligible to participate in the Company’s short-term incentive plan (“STI Plan”). The STI Plan is a cash-based incentive plan. The amount of the STI award that each participant becomes entitled to each year (if any), calculated as a percentage of their total fixed annual remuneration in each year, is determined by the Board and the Compensation Committee based on the achievement of set financial and non-financial performance targets.

The performance measures against each participant’s STI are assessed and their relevant weightings are tailored to a participant’s role and are set by the Board each year. Actual short-term awards in any given year may be below, at or above the target depending on the achievement of financial and non-financial criteria as set by the Board, in accordance with the terms of the STI Plan, which may be varied from time to time by the Board. Any award opportunity offered under the STI Plan is calculated by reference to the participant’s total fixed annual remuneration. The financial and non-financial metrics are tested after the end of the measurement period (being a financial year). Where applicable, payments under the STI Plan are made in cash after the end of a financial year.

For the performance period ending December 31, 2023, the Board determined that the financial criteria are based on the Company’s EBITDA excluding exploration costs and inherited capital expenditure and accruals (with a 10% weighting), All In Sustaining Costs (with a 15% weighting) and the remaining 75% are assessed by other safety, environmental, resource replenishment and growth, mine performance and individual measures determined by the Board. The occurrence of a fatality on site would result in forfeiture in full of the award opportunity. The Board has the discretion to clawback STI awards on the occurrence of specified circumstances, to the extent permitted by Australian law and determined by the Board that it is in the Company’s best interests to do so and may be required to clawback STI awards in accordance with the clawback policy adopted by the Company. Any payments in relation to the 2023 STIP to December 31, 2023 are accrued but not paid until 2024.

(c)	Performance Based Remuneration – Long Term Incentive

We have established various share incentive plans, the key terms of which are set out below, to incentivize our executives and other members of management and reward them for long-term performance.

To achieve our corporate objectives, we need to attract, incentivize, and retain its key employees and contractors. The Board believes that grants of incentives under the Company’s share incentive plans to key management personnel will provide a useful tool to underpin our employment and engagement strategy. These incentive plans are summarized below.

(d)	Compensation paid to Senior Management in 2023

Details of the compensation paid to senior management by way of fixed remuneration, short term incentive and long term incentives to December 31, 2023, was as follows:

						Fair Value		Fair Value
Name	Position	Salary & fees	Cash Bonus[6]	Superannuation	RSU’s7	of RSU’s8	PSU’s7	of PSU’s8	Total
Michael McMullen	Chief Executive Officer and Director[1]	428,548	0	9,103	283,480	1,229,577	135,720	440,281	2,107,510
Slobodan Vujcic	Chief Development Officer2 3	208,308	$125,000	9,103	88,100	386,547	34,650	112,406	841,365
Chris Rosario	General Counsel[4]	127,603	0	9,103	54,400	178,315	30,600	78,703	393,724
Trevor Hart	Company Secretary[5]	$21,929	0	0	0	0	0	0	21,929
1)	Executive compensation arrangements commence on June 16, 2023. Was a founder of predecessor entity, MAC, and appointed Non-Executive Director 11 March 2021.
2)	Acted as Interim Chief Financial Officer from July 17, 2023 until February 10, 2024.
3)	Executive compensation arrangements commence on June 16, 2023. Was a founder of predecessor entity, MAC, and provided no fee consulting services since April 2021.
4)	Executive compensation arrangements commence on August 14, 2023. Was an external consultant to the Company (as a partner at law firm Squire Patton Boggs) from November 2021 until appointment as an executive.
5)	Mr. Hart is engaged as an independent contractor through a services agreement between the Company and Straight Drive Consulting Pty Ltd (being an entity controlled by Mr. Hart).
6)	Amounts earned under the 2023 Short Term Incentive Plan are calculated and paid in calendar year 2024 and therefore not reflected in this table (noting total accrued but unpaid sums are reflected at note 9 below).
7)	RSUs and PSUs are a non-voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Share (in the case of RSUs) and between zero and 2.25 outstanding Shares (in the case of PSUs). Upon vesting, MAC will deliver the holder with one Share for each RSU that vests and between zero and 2.25 Shares for each PSU that vests, depending upon the degree to which the applicable performance vesting condition is satisfied. The holder may request MAC to issue the cash equivalent of Shares in part of full satisfaction of MAC’s obligation to deliver Shares.
8)	Reflects fair value of securities as at December 31, 2023.
9)	The value of all compensation accrued but unpaid for the Senior Management, as at December 31, 2023, was US$847,347 in respect of 2023 short term incentive payments.

(e)	Employee Agreements with Executive Officers and Directors

The key provisions of the employment agreements are set out for each of our executive officers. None of these employment agreements have termination dates.

Mr. McMullen, Chief Executive Officer, has an employment agreement with us which may be terminated by him at any time by providing six months’ written notice or for good reason at any time 12 months following a change of control by providing written notice specifying the relevant event or events. We may terminate Mr. McMullen’s employment agreement for cause by providing written notice specifying the effective date of termination or without cause by providing written notice specifying the effective date of termination which shall not exceed six months. If Mr. McMullen is terminated without cause, or resigns for a good reason at any time 12 months following a change of control, he will be entitled to receive his base salary and accrued vacation pay up to the end of the statutory notice period, his STI award in respect of the fiscal year preceding the date of termination (to the extent earned and unpaid), his STI award for the current fiscal year pro-rata to the date of termination, 24 months’ base salary plus an amount equal to the greater of: (i) two times the STI award in the prior fiscal year, and (ii) two times the STI award in the current fiscal year, and will continue to be entitled to participate in any benefits plan maintained by the Company for a period ending on the earlier of: (iii) 24 months following the date of termination, and (iv) the date on which he becomes entitled to participate in a similar benefits plan with another employer.

Mr. McMullen receives a fixed remuneration component of USD780,000 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. McMullen’s performance, he is eligible to receive up to 220% of his base salary. He further has a LTI opportunity under which he is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. For the 2023 fiscal year, Mr. McMullen’s target annual equity grant under the Incentive Plan is 290% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

Mr. Engelbrecht, Chief Financial Officer, has an employment agreement with us which may be terminated by him at any time by providing six months’ written notice or for good reason at any time 12 months following a change of control by providing written notice specifying the relevant event or events. We may terminate Mr. Engelbrecht’s employment agreement for cause by providing written notice specifying the effective date of termination or without cause by providing not less than six months’ written notice. If Mr. Engelbrecht is terminated without cause or resigns for a good reason at any time 12 months following a change of control, he will be entitled to receive his base salary and accrued vacation pay up to the end of the statutory notice period, his STI award in respect of the fiscal year preceding the date of termination (to the extent earned and unpaid), his STI award for the current fiscal year pro-rata to the date of termination, 12 months’ base salary plus an amount equal to the greater of: (i) the STI award in the prior fiscal year, and (ii) the STI award in the current fiscal year, and will continue to be entitled to participate in any benefits plan maintained by the Company for a period ending on the earlier of: (iii) 24 months following the date of termination, and (iv) the date on which he becomes entitled to participate in a similar benefits plan with another employer.

Mr. Engelbrecht receives a fixed remuneration component of A$550,000 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. Engelbrecht’s performance, he is eligible to receive up to 150% of his base salary. He further has a LTI opportunity under which Mr. Engelbrecht is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. For the 2024 fiscal year, Mr. Engelbrecht’s target annual equity grant under the Incentive Plan is 150% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

Mr. Vujcic, Chief Development Officer, has an employment agreement with us which may be terminated by him at any time by providing six months’ written notice or for good reason at any time 12 months following a change of control by providing written notice specifying the relevant event or events. We may terminate Mr. Vujcic’s employment for cause by providing written notice specifying the effective date of termination or without cause by providing written notice specifying the effective date of termination which shall not exceed six months. If Mr. Vujcic is terminated without cause at any time 12 months following a change of control, he will be entitled to receive his base salary and accrued vacation pay up to the end of the statutory notice period, his STI award in respect of the fiscal year preceding the date of termination (to the extent earned and unpaid), his STI award for the current fiscal year pro-rata to the date of termination, 24 months’ base salary plus an amount equal to the greater of: (i) two times the STI award in the prior fiscal year, and (ii) two times the STI award in the current fiscal year, and will continue to be entitled to participate in any benefits plan maintained by the Company for a period ending on the earlier of: (iii) 24 months following the date of termination, and (iv) the date on which he becomes entitled to participate in a similar benefits plan with another employer.

Mr. Vujcic receives a fixed remuneration component of USD385,000 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. Vujcic’s performance, he is eligible to receive up to 150% of his base salary. He further has a LTI opportunity under which Mr. Vujcic is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. For the 2023 fiscal year, Mr. Vujcic’s target annual equity grant under the Incentive Plan is 150% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

Mr. Rosario, General Counsel, has an employment agreement with us which may be terminated by him at any time by providing six months’ written notice or for good reason at any time 12 months following a change of control by providing written notice specifying the relevant event or events. We may terminate Mr. Rosario’s employment for cause by providing written notice specifying the effective date of termination or without cause by providing written notice specifying the effective date of termination which shall not exceed six months. If Mr. Rosario is terminated without cause, or resigns for a good reason at any time 12 months following a change of control, he will be entitled to receive his Basic Entitlements, his STI award in respect of the fiscal year preceding the date of termination (to the extent earned and unpaid), his STI award for the current fiscal year pro-rata to the date of termination, 24 months’ base salary plus an amount equal to the greater of: (i) the STI award in the prior fiscal year, and (ii) the STI award in the current fiscal year, and will continue to be entitled to participate in any benefits plan maintained by the Company for a period ending on the earlier of: (iii) 24 months following the date of termination, and (iv) the date on which he becomes entitled to participate in a similar benefits plan with another employer.

Mr. Rosario receives a fixed remuneration component of AUD550,000 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. Rosario’s performance, he is eligible to receive up to 150% of his base salary. He further has a LTI opportunity under which Mr. Rosario is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. For the 2023 fiscal year, Mr. Rosario’s target annual equity grant under the Incentive Plan is 150% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

The above concludes the compensation and remuneration disclosure section of this Annual Report.

Other information

Indemnification of Officers and Auditors

The Company indemnifies certain persons for certain amounts incurred in connection with certain events or occurrences that happen by reason of their being or serving, or having been or served, as a Director or officer of the Company. The Articles provide that the Company shall indemnify every Director and officer of the Company (or any predecessor of the Company) to the fullest extent permitted by law. The Articles also set out the circumstances in which the Company will reimburse Directors for expenses reasonably incurred in defending any action, suit, or proceeding described in the Articles.

The Company has also entered into Agreements of Indemnity, Insurance and Access with each Director. Each such agreement contains a right of access to the Company’s books and records for a purpose reasonably related to the Director’s position as a current or former director, to the extent such documents would be made available to a Director under applicable law.

The Company has not otherwise, during or since the period of this Annual Report, except to the extent permitted by law, indemnified or agreed to indemnify an auditor of the Company or of any related body corporate against a liability incurred as such an auditor.

Share Incentive Plans

Long-Term Incentive Plan

The following summarizes the material terms of the Incentive Plan, which is qualified in its entirety by the terms and conditions of the Incentive Plan.

Purpose

The Incentive Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals, (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our shareholders, and (iii) promote the success of our business.

Types of Share Awards

The Incentive Plan permits the grant of share options, SARs, restricted shares, RSUs, PSUs, dividend equivalent rights, other share-based awards and cash-based awards (all such types of awards, collectively, “Share Awards”).

Share Reserve

Subject to adjustments as set forth in the Incentive Plan, the maximum aggregate number of shares of Ordinary Shares that may be issued under the Incentive Plan is 7,764,954 shares. Additionally, the number of Ordinary Shares reserved for issuance under the Incentive Plan automatically increases on January 1st of each year, beginning on January 1, 2023 and continuing through and including January 1, 2027, by 3% of the total number of shares comprised in our share capital (i.e., each and every class of ordinary shares) outstanding on the immediately preceding December; provided, however, that our Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Ordinary Shares. The shares may be authorized, but unissued, or reacquired Ordinary Shares or from our treasury shares.

Lapsed Awards

The shares underlying any Share Awards that are forfeited, canceled, settled in cash, or otherwise terminated (other than by exercise) shall be added back to the number of Ordinary Shares available for issuance under the Incentive Plan.

Eligibility

Our employees, directors and consultants (or persons to whom we extend an offer of a service relationship as an employee, Director or consultant) are all eligible to participate in the Incentive Plan.

Administration

The Incentive Plan is administered by the Board or the compensation committee, which committee is constituted to satisfy applicable laws (the “Committee”). The Committee may, in its sole discretion, delegate all or part of the Committee’s authority and duties to accommodate any changes in applicable law.

Subject to the terms of the Incentive Plan, the Committee has the authority, in its discretion, to (i) designate participants, (ii) determine the type or types of Share Awards to be granted to each participant under the Incentive Plan, (iii) determine the number of ordinary shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Share Awards, (iv) determine the terms and conditions of any Share Award under the Incentive Plan, (v) determine whether, to what extent, and under what circumstances Share Awards under the Incentive Plan may be settled or exercised in cash, Ordinary Shares, other securities, or other Share Awards, or terminated, forfeited, canceled or suspended, and the method or methods by which Share Awards may be settled, exercised, terminated, forfeited, canceled or suspended, (vi) determine whether, to what extent, and under what circumstances cash, ordinary shares, other securities, other Share Awards and other amounts payable with respect to an award under the Incentive Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee, (vii) interpret and administer the Incentive Plan and any instrument or agreement relating to, or Share Awards made under, the Incentive Plan, (viii) establish, amend, suspend or waive such rules and guidelines, (ix) appoint such agents as it shall deem appropriate for the proper administration of the Incentive Plan, (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Incentive Plan, and (xi) correct any defect, supply any omission, or reconcile any inconsistency in the Incentive Plan or any Share Award thereunder in the manner and to the extent it deems desirable. Without limiting the foregoing, the Committee shall have the discretion to interpret or construe ambiguous, unclear or implied (but omitted) terms of the Incentive Plan as it deems to be appropriate in its sole discretion and to make any findings of fact needed in the administration of the Incentive Plan or Share Award agreements.

Vesting and exercise

Share Awards will vest if and to the extent that any applicable vesting conditions specified in an invitation are satisfied (unless otherwise determined by the Board).

Share Options

Each Share Award agreement will state the terms of each share option. The term will be 10 years from the date of grant, or such shorter term as may be provided in such Share Award agreement. In determining the vesting schedule for a share option award, the Committee may impose whatever vesting conditions it determines to be appropriate.

The per share exercise price for the Ordinary Shares to be issued pursuant to exercise of a share option will be determined by the Committee, provided the per share exercise price will be no less than 100% of the fair market value per share on the date of grant.

At the time a share option is granted, the Committee will fix the period within which the share option may be exercised and will determine any conditions that must be satisfied before the share option may be exercised. The Committee will also determine the acceptable form of consideration for exercising a share option, including the method of payment.

If a participant ceases to be an employee, contractor or service provider other than for “Cause” (as defined in the Share Award agreement), the participant may exercise his or her share option within such period of time as is specified in such Share Award agreement to the extent that such share option is vested on the date of termination (but in no event later than the expiration of the term of such share option). In the absence of a specified time in such Share Award agreement (or a severance agreement, employment agreement, service agreement, or severance plan), to the extent vested as of a participant’s termination, the share option will remain exercisable for 12 months following a termination of continuous service for death or disability (as determined by the Committee), and 90 days following a termination of continuous service for any other reason except for a “Cause” termination. Any outstanding share option (including any vested portion thereof) held by a participant will immediately terminate in its entirety effective upon the participant being first notified of his or her termination for Cause, or when Cause first existed if earlier, and the participant will be prohibited from exercising his or her share option from and after the date of such termination. If there is a blackout period that prohibits buying or selling shares during any part of the 10-day period before an option expires, the option exercise period shall be extended until 10 days beyond the end of the blackout period (but no later than the maximum term of the option).

SARs

The Committee will determine the terms and conditions of each SAR, provided that the grant price for each SAR will be no less than 100% of the fair market value of the underlying Ordinary Shares on the date of grant (except that, if a SAR is granted in tandem with an option, the grant price of the SAR shall not be less than the exercise price of such option).

Upon exercise of a SAR, a participant generally will receive payment from us (in the form of shares, cash, or in such other form as the Committee shall determine) in an amount determined by multiplying the difference between the fair market value of an Ordinary Share on the date of exercise and the grant price by the number of Ordinary Shares with respect to which the SAR is exercised.

SARs are exercisable at the times and on the terms established by the Committee. The term of each SAR shall not exceed 10 years from the date of grant. In determining the vesting schedule for an award of SARs, the Committee may impose whatever vesting conditions it determines to be appropriate.

Restricted Share, PSUs and RSUs

Awards of Restricted Shares are grants of Ordinary Shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted Shares will vest and the restrictions on such Ordinary Shares will lapse in accordance with terms and conditions established by the Committee.

Each PSU and RSU are a bookkeeping entry representing an amount equal to the fair market value of one Ordinary Share. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout for his or her earned RSUs as determined by the Committee in the form of cash or shares.

In determining the vesting schedule for Restricted Shares or RSUs, the Committee may impose whatever vesting conditions it determines to be appropriate.

Restricted Shares, PSUs and RSUs shall be subject to such restrictions as the Committee may establish in the applicable Share Award agreement (including, without limitation, any limitation on the right to vote a Restricted Shares or the right to receive any dividend or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. Prior to the issuance of Ordinary Shares or Restricted Shares pursuant to a Share Award, a participant shall not have the right to vote or to receive dividends or any other rights as a shareholder with respect to the Ordinary Shares underlying such Share Award (unless otherwise provided in such Share Award agreement for Restricted Shares).

Dividend Equivalent Rights

The Committee is authorized to grant to participants Share Awards (other than share options or SARs) under the Incentive Plan under which the holders will be entitled to receive payments equivalent to dividends or interest with respect to a number of Ordinary Shares determined by the Committee and shall have such terms and conditions as the Committee shall determine.

Other Share-Based Awards

The Committee is authorized to grant to participants such other Share Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Ordinary Shares (including, without limitation, securities convertible into such shares), as are deemed by the Committee to be consistent with the purposes of the Incentive Plan, provided, however, that such grants must comply with applicable law. Subject to the terms of the Incentive Plan and any applicable Share Award agreement, the Committee shall determine the terms and conditions of such Share Awards. In determining the vesting schedule for other share-based awards, the Committee may impose whatever vesting conditions it determines to be appropriate.

Leaves of Absence/Transfer Between Locations

A participant will not cease to be an employee or consultant in the case of (i) any company-approved sick leave, (ii) military leave, or (iii) any other bona fide leave of absence approved by the company. Also, a participant’s continuous service as an employee, contractor or consultant shall not be considered interrupted or terminated in the case of a transfer between locations of the company or between the company, its subsidiaries or affiliates, or their respective successors, or a change in status from an employee to a contractor, consultant or director or from a contractor, consultant or director to an employee.

Non-transferability of Share Awards

Unless determined otherwise by the Committee, a Share Award and rights in a Share Award may not be sold, assigned, transferred, or otherwise encumbered or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative; provided, that the Committee may determine that a participant may, in a manner established by the Committee, designate a beneficiary or beneficiaries to exercise the participant’s rights with respect to any Share Award on the death of the participant.

Clawback/Recovery

Notwithstanding any provisions to the contrary under the Incentive Plan, a Share Award will be subject to any clawback policy as may be established and/or amended from time to time by us.

Adjustment

In the event of reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in our share capital, or if the outstanding ordinary shares are increased or decreased or are exchanged for a different number or kind of shares or other of our securities, or additional ordinary shares or new or different shares or other securities of ours, or other non-cash assets are distributed with respect to such ordinary shares or other securities, or if as a result of any merger or consolidation, sale of all or substantially all of our assets the outstanding shares are converted into or exchanged for our securities of or any successor entity (or a parent or subsidiary thereof), the Committee, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Incentive Plan, the number, class, kind and price of securities covered by each outstanding Share Award, the repurchase or exercise prices (as applicable) of such Share Awards, and other value determinations applicable to outstanding Share Awards.

Corporate Transactions

In the event of  (i) a transfer of all or substantially all of our assets on a consolidated basis to an unrelated person or entity, (ii) a merger or consolidation of the Company with any other entity (unless: (a) the voting securities of the Company outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) 50% or more of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; and (b) no Person becomes the Beneficial Owner (as defined in the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities), (iii) a transaction pursuant to which any person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; provided that the foregoing shall exclude any bona fide sale of securities of the Company by the Company to one or more third parties for purposes of raising capital, or (iv) the shareholders of the Company approving a plan or proposal for liquidation or dissolution of the Company, each outstanding Share Award (vested or unvested) may be assumed, or a substantially equivalent Share Award may be substituted, by the surviving or successor entity or a parent or subsidiary of such successor company, upon consummation of the transaction, with an appropriate adjustment as to the number and kind of shares and, as applicable, the per share exercise prices, as agreed to by the parties. If such assumption, continuation or substitution does not occur, the Committee may in its sole and absolute discretion and authority, among other actions, (i) accelerate vesting of some or all Share Awards and/or provide that repurchase rights of the Company with respect to shares issued pursuant to a Share Award shall lapse, (ii) arrange or otherwise provide for the payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of some or all outstanding Share Awards, (iii) terminate all or some Share Awards upon the consummation of the transaction without payment of any consideration, subject to applicable notice requirements, or (iv) make such other modifications, adjustments or amendments to outstanding Share Awards or the Incentive Plan as the Committee deems necessary or appropriate.

Amendment, Termination and Duration of the Incentive Plan

If approved by our shareholders, the Incentive Plan will continue in effect for a term of 10 years measured from the date of its approval by the Board, unless terminated earlier under the terms of the Incentive Plan. The Committee may at any time amend, alter, suspend, discontinue or terminate the Incentive Plan.

U.S. Federal Tax Aspects

The following is a summary of the principal U.S. federal income tax consequences to participants and the Company with respect to participation in the Incentive Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of Ordinary Shares acquired under the Incentive Plan. The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

A participant who receives a share option or SAR will not have taxable income upon the grant of the share option or SAR. For share options and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares over the exercise price — the appreciation value — on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year.

A participant who receives restricted shares will not have taxable income until vesting unless the participant timely files an election under Section 83(b) of the Internal Revenue Code to be taxed at the time of grant. The participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any) if the participant does not make such election. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether participant holds the shares for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of purchase or grant less the amount paid for such shares (if any).

A participant who receives RSUs will not have taxable income upon grant of a Share Award; instead, the participant will be taxed upon settlement of such Share Award. The participant will recognize ordinary income equal to the fair market value of the shares or the amount of cash received by the participant.

Section 409A imposes certain restrictions on deferred compensation arrangements. Share Awards that are treated as deferred compensation under Section 409A are intended to meet the requirements of Section 409A.

Prior to the delivery of any shares or cash pursuant to a Share Award (or exercise thereof) or prior to any time such Share Award or ordinary shares are subject to taxation or other tax-related items, we and/or the participant’s employer will have the power and the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy any tax-related items or other items that are required to be withheld or deducted with respect to such Share Award.

The Committee may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have us withhold otherwise deliverable cash or shares, or remitting to us proceeds from the immediate sale of shares otherwise to be delivered to the participant.

We will be entitled to a tax deduction in connection with a Share Award under the Incentive Plan only in an amount equal to the ordinary income realized by the participant at the time the participant recognizes the income. Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Committee considers the deductibility of compensation as one factor in determining executive compensation, the Committee retains the discretion to Share Award and pay compensation that is not deductible as it believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefits

The Incentive Plan does not provide for set benefits or amounts of Share Awards, and we have not approved any Share Awards that are conditioned on shareholder approval of the Incentive Plan.

Anticipated Share Awards to certain of our executive officers to be granted as of the Closing have not been finalized. All other future Share Awards to executive officers, employees and consultants under the Incentive Plan are discretionary and cannot be determined at this time. Because anticipated Share Awards to certain of our executive officers to be granted as of the Closing are not calculable as of the date hereof, we have not included them in this Annual Report.

Control of Borrowing (Jersey) Order 1958

As a general position under Jersey law, consents under the Control of Borrowing (Jersey) Order 1958 (a “COBO consent”) are required in certain circumstances for the issue of securities or options. Generally speaking if there is an issue of securities (other than shares) to more than 10 holders then this will require a COBO consent. A COBO consent is also required where share options are being issued to persons other than employees, former employees, children and spouses. The Incentive Plan covers awards which includes options and units. Eligible persons includes consultants and non-employees so a COBO consent will be required.

Employee Stock Purchase Plan

The following summarizes the material terms of the ESPP, which is qualified in its entirety by the terms and conditions of the ESPP.

Purpose

The purpose of the ESPP is to provide a means by which eligible employees of the Company and certain designated companies may be given an opportunity to purchase Ordinary Shares, to assist the Company in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the Company’s success.

Share Reserve

The maximum number of Ordinary Shares initially issued under the ESPP is 1,522,991 Ordinary Shares. Additionally, the number of Ordinary Shares reserved for issuance under the ESPP automatically increases on January 1st of each year, beginning on January 1, 2023 and continuing through and including January 1, 2027, by 1% of the total number of Ordinary Shares (e.g., each and every class of ordinary shares of the Company) outstanding on the immediately preceding December 31st; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of Ordinary Shares. Ordinary Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will again become available for issuance under the ESPP.

Administration

The Board, or a duly authorized committee thereof, administers the ESPP.

Eligibility

Employees and the employees of any of our designated affiliates, are eligible to participate in the ESPP to the extent set forth in any document governing an offering of Ordinary Shares under the ESPP. An employee may not be granted rights to purchase shares under the ESPP if such employee immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of Ordinary Shares.

The administrator establishes the offering periods in which eligible employees who are participating in the offering may purchase Ordinary Shares. Unless otherwise established by the administrator, offering and purchase periods are concurrent six-month periods commencing on January 1st and July 1st of each year, with the first such offering and purchase period commencing January 1, 2023. The administrator, in its discretion, will determine the terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of one Ordinary Share on the first trading day of a new purchase period is less than or equal to the fair market value of one Ordinary Share on the first day of the offering period, then that offering will terminate immediately as of the first trading day, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately on the first trading day of such new purchase period.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP (e.g., if permitted by the Company, a beneficiary designation).

Payroll Deductions; Purchase Price

The ESPP permits participants to purchase Ordinary Shares through payroll deductions of up to 15% of their compensation (or such lesser percentage determined by the Board prior to the commencement of an offering). Unless otherwise determined by the administrator, the purchase price per share will be at least 85% of the lower of the fair market value of one Ordinary Share on the first day of an offering or on the date of purchase.

Withdrawal

Participants may withdraw from an offering by delivering a withdrawal form to the Company and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the administrator. Upon such withdrawal, the Company will distribute to the employee such employee’s accumulated but unused contributions, without interest or earnings (unless otherwise required by applicable law), and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any future offerings under the ESPP.

Termination of Employment

A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by the Company or any of its parent or subsidiary companies (subject to any post-employment participation period required by law), or (ii) is otherwise no longer eligible to participate. In such event, the Company will distribute to the participant such participant’s accumulated but unused contributions, without interest or earnings (unless required by applicable law).

Corporate Transactions

In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right under the ESPP. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, then the participants’ accumulated contributions will be used to purchase Ordinary Shares (rounded down to the nearest whole ordinary share) within 10 business days prior to the effective date of the corporate transaction under the outstanding purchase rights, and the participants’ purchase rights will terminate immediately thereafter.

Amendment and Termination

The ESPP will continue in effect for a term of 10 years measured from the date of its approval by the Board, unless terminated earlier under the terms of ESPP. The Board has the authority to amend, suspend or terminate the ESPP at any time and for any reason, provided certain types of amendments will require the approval of the Company’s shareholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the Company with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of shares of ordinary shares of the Company acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Rights granted under the ESPP are not intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan that qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of Ordinary Shares as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short term or long term, depending on how long the shares have been held.

A participant will be taxed on amounts withheld for the purchase of ordinary shares of the Company as if such amounts were actually received. A participant will not be taxed at grant and will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying shares on the date of exercise of the purchase right over the purchase price. If the participant is employed by the Company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to the fair market value of the shares on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after the shares are transferred to the participant.

Tax Treatment with Respect to Us

We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations). With respect to the grant or exercise of rights under the ESPP, we are entitled to a deduction equal to the excess, if any, of the fair market value of the underlying shares on the date of exercise of the purchase right over the purchase price.

Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make an individual decision regarding whether and to what extent to participate in the ESPP. Therefore, we cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Non-Employee Directors Deferred Share Unit Plan

The following summarizes the material terms of the DSU Plan, which is qualified in its entirety by the terms and conditions of the DSU Plan.

Purpose

The purpose of the DSU Plan is to assist the Company in the recruitment and retention of qualified persons to serve on the Board and, through the proposed issuance of DSUs under the DSU Plan, to promote better alignment of the interests of directors and the long-term interests of our shareholders.

DSUs

A DSU is a unit credited to a participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to one Ordinary Share. The Board will determine the date on which DSUs are granted, the number of DSUs to be granted and all other terms and conditions of the DSUs granted. The terms of a DSU may vary among participants.

Whenever cash dividends are paid on Ordinary Shares, additional DSUs shall be credited to the participant’s bookkeeping account in an amount equal a number of Ordinary Shares that have a market value equal to the cash dividends that would have been paid to the participant had the participant had Ordinary Shares in lieu of DSUs, rounded down to the next whole number of DSUs.

Share Reserve

The maximum number of Ordinary Shares initially issued under the DSU Plan is 1,552,991 Ordinary Shares. Additionally, the number of Ordinary Shares reserved for issuance under the DSU Plan automatically increases on January 1st of each year, beginning on January 1, 2023 and continuing through and including January 1, 2027, by 1% of the total number of Ordinary Shares comprised in our share capital (i.e., each and every class of Ordinary Shares) outstanding on the immediately preceding December 31st; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Ordinary Shares. Ordinary Shares subject to DSUs that terminate without having been redeemed will again become available for issuance under the DSU Plan.

Administration

The DSU Plan is administered by the committee constituted by the Board or, if none is so constituted, the Board.

Eligibility

All non-employee members of the Board are eligible to participant in the DSU Plan.

Redemption and Settlement of DSUs

Generally, a participant’s vested DSUs will be automatically redeemed by the period commencing on the business day immediately following the date upon which the participant ceases to hold any position as a member of the Board and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the earlier of the 15th trading day following the Termination Date or the end of the calendar year in which the Termination Date occurred. Redemptions under the DSU Plan shall be valued at the market value of the Ordinary Shares as of the Termination Date and may settled in Ordinary Shares, in cash, or any combination of the foregoing, as determined in the participant’s form of acknowledgement for their DSUs.

Transferability

DSUs are non-transferrable and non-assignable by the participant during the participant’s lifetime. In the event of a participant’s death, the participant’s estate shall be entitled to redemption of any of the participant’s DSUs that were vested as of the participant’s death.

Corporate Transactions

In the event of certain specified significant corporate transactions, such as a merger or consolidation or a successful bid is made for all or substantially all of the Ordinary Shares, then unless otherwise determined by the Board in good faith the DSUs shall be redeemed in connection with the corporate transaction based on the value of the consideration to be received by the holders of Ordinary Shares in connection with such transaction.

Amendment and Termination

The DSU Plan will continue in effect for a term of 10 years measured from the date of its approval by the Board, unless terminated earlier under the terms of the DSU Plan. The Board has the authority to amend, suspend or terminate the DSU Plan, at any time and for any reason, provided certain types of amendments may require the approval of our shareholders. Any DSUs granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except with the consent of the person to whom such DSUs were granted, unless the Board determines that such amendment, suspension or termination would not materially and adversely affect such person.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the participant will recognize ordinary income equal to the fair market value of the Ordinary Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A participant’s basis in any Ordinary Shares received will equal the fair market value of the Ordinary Shares at the time the participant recognized ordinary income. If, as usually is the case, the ordinary shares are a capital asset in the participant’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Ordinary Shares will not be ordinary income but will qualify as capital gain or loss.

C.	Board Practices

Board of Directors

The Board is currently composed of eight directors. The Articles provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by our Board in a general meeting. So long as our Ordinary Shares are listed on the Designated Stock Exchange, our Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any shares on the Designated Stock Exchange require (subject to any applicable exceptions for “controlled” companies).

The Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The directors are divided into three (3) classes designated as Class I, Class II and Class III, respectively. The term of office of the first class of directors, consisting of Michael (Mick) James McMullen, Charles D. McConnell, Matthew Rowlinson, John Burton and Graham van’t Hoff, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of John Rhett Miles Bennett, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Patrice E. Merrin and Rasmus Kristoffer Gerdeman, will expire at our third annual general meeting. At each of our succeeding annual general meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Our officers are appointed by the Board and serve at the Board’s discretion, rather than for specific terms of office. Our Articles provide that the officers may consist of one or more of the Chair of the Board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Board. None of our directors has a service contract with us that provides for benefits upon termination of service.

For the years of the directors’ initial appointment dates, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Board Committees

Audit and Risk Committee

The Board has established an audit and risk committee with John Rhett Miles Bennett, Rasmus Kristoffer Gerdeman and Patrice E. Merrin serving as members of the committee. The Board has determined that each of Mr. Bennett, Mr. Gerdeman and Ms. Merrin is independent. Mr. Gerdeman serves as the Chair of the audit and risk committee. Each member of the audit and risk committee meets the financial literacy requirements of the NYSE and the Board has determined that Mr. Gerdeman qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The charter of the audit and risk committee details the principal functions of the audit and risk committee, which include:

●	assisting the Board in its oversight of: (i) the Company’s risk management framework, including its strategy, policies, procedures and systems; (ii) the integrity of the Company’s financial statements and internal controls; (iii) the qualifications, independence and performance of the Company’s independent auditor; (iv) the design and implementation of the internal audit function; and (v) the Company’s compliance with legal and regulatory requirements; and
●	preparing any report that the SEC rules require to be included in the Company’s annual report or other filings with the SEC and any periodic corporate reports that the ASX requires the Company to release the market.

Compensation Committee

The Board has established a compensation committee. The members of the compensation committee are Patrice E. Merrin, Rasmus Kristoffer Gerdeman, and Charles D. McConnell. Mr. McConnell serves as Chair of the compensation committee.

The Board has determined that each of Ms. Merrin, Mr. Gerdeman, and Mr. McConnell is independent. The compensation committee charter details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and approving the compensation of all of our other Section 16 executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	implementing and administering the Company’s incentive compensation equity-based remuneration plans;
●	overseeing remuneration related disclosures required in annual statutory reporting; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter of the compensation committee also provides the compensation committee is authorized by the Board to retain and terminate any compensation consultants, legal counsel and other advisers at the Company’s cost. The compensation committee has sole authority to approve all such advisers’ fees and other retention terms. The Company shall provide for appropriate funding, as determined by the compensation committee, for the payment of reasonable compensation to such adviser retained by the committee. The compensation committee may select such advisers, or receive advice from any other adviser, only after taking into consideration those independence factors established by the NYSE rules, the SEC and the ASX.

Nominating and Corporate Governance Committee

The Board has established a nominating and corporate governance committee. The members of the committee are Patrice E. Merrin, Rasmus Kristoffer Gerdeman, and Charles D. McConnell. Ms. Merrin serves as Chair of the nominating and corporate governance committee. The Board has determined that each of Ms. Merrin, Mr. Gerdeman, and Mr. McConnell is independent.

The nominating and corporate governance committee is responsible for, among other things:

●	overseeing the selection of persons to be nominated to serve on the Board, including reviewing Board succession plans and the succession of the Chief Executive Officer and Chief Financial Officer;
●	determining the criteria for nomination as a director and membership of the Board more generally;
●	assisting the Board in relation to the performance evaluation of the Board, Board committees, individual directors and the Chief Executive Officer;
●	recommending individuals for appointment to the audit and risk committee annually and as vacancies or newly created positions occur; and
●	monitoring and assessing developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit and risk committee or of the compensation committee.

HSECS Committee

The Board has established a health, safety, environment, community and sustainability (“HSECS”) committee. The members of the HSECS committee are John Burton, Rasmus Kristoffer Gerdeman, Charles D. McConnell, and Graham van’t Hoff. Mr. van’t Hoff serves as Chair of the HSECS committee. The HSECS committee charter details the primary functions of the HSECS committee, including:

●	establishing long term environmental and social sustainability, health and safety goals and evaluating the Company’s progress against those goals;
●	considering emerging environmental and social sustainability issues that may affect the business, performance or reputation of the Company and making recommendations, as appropriate, on how management can address such issues;
●	advising management on implementing, maintaining and improving environmental and social sustainability, health and safety strategies, implementation of which creates value consistent with long term preservation and enhancement of shareholder value and responsible mining;
●	making recommendations on economically, environmentally and socially responsible business practices that align with the Company’s sustainability goals;
●	monitoring the Company’s risk management processes related to environmental and social sustainability, health and safety, with particular attention to managing and minimizing environmental risks and impacts;
●	reviewing and improving the Company’s sustainability initiatives and reporting, including review of the Company’s annual sustainability report;
●	overseeing the establishment and reviewing the continued effectiveness of, and ensuring updates to, processes and systems necessary to safeguard compliance with environmental and social sustainability, health and safety policies, rules and regulations;

●	reviewing treatment of incident reports, results of investigations into material events, findings from environmental and social sustainability, health and safety audits and the action plans proposed; and
●	receiving and reviewing regular updates regarding: (i) environmental and social sustainability, health and safety performance of the Company; (ii) compliance by the Company with applicable legislation, rules and regulations as well as policies, systems and processes; and (iii) benchmarking by management of performance, policies, systems and processes of the Company against industry best practices.

Integration Committee

Following completion of the Business Combination, the Board established an integration committee. The members of the integration committee are Rasmus Kristoffer Gerdeman, Michael James McMullen and Matthew Rowlinson. Rasmus Kristoffer Gerdeman serves as Chair of the integration committee. The integration committee charter details the primary functions of the integration committee, including:

●	assisting the Board with its oversight responsibilities in relation to the integration of the CSA Copper Mine into the Company;
●	overseeing and monitoring the integration planning processes;
●	reviewing the progress of the integration and recommending to the Board for approval any changes to the plans, documents, policies and procedures of the integration team;
●	providing the Board with updates in respect to the integration; and
●	providing the Board with such additional information and materials as necessary to make the Board aware of significant integration matters that require its attention.

The functioning of the integration committee has now been suspended, noting that the Board has determined to re-commence the operations of the integration committee in connection with any further material acquisitions.

D.	Employees

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The typical staffing levels are approximately 500 permanent employees with a small workforce of contractors that are used for larger construction and maintenance projects. The CSA Copper Mine has a portion of its workforce who are members of the Australian Workers Union. As of December 31 2023, we employed approximately 500 individuals, all of whom work at the CSA Copper Mine. Employee rights and entitlements are governed, in addition to the general employment law framework of Australia and New South Wales, by the Cobar Management Pty Ltd Operations Enterprise Agreement 2020 (the “CMPL EA”), which provides for various leave, salary, overtime and related conditions. The CMPL EA contains a number of conditions more favorable than the minimum terms of employment applicable at law in Australia.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

G.	Australian Disclosure Requirements

Director’s Interests in Convertible Securities

The following table sets forth, as March 19, 2024, the Directors’ interests in convertible securities in the Company issued under the Incentive Plan and DSU Plan.

Director [1]	Convertible Securities
Patrice E. Merrin	15,169 DSUs
John Rhett Miles Bennett	15,169 DSUs
John Burton	Nil
Rasmus Gerdeman	15,169 DSUs
Charles D. McConnell	15,169 DSUs
Matthew Rowlinson[2]	Nil
Graham van’t Hoff	1,222 DSUs
Michael (Mick) James McMullen	326,813 RSUs and 200,720 PSUs
1)	Including their associated entities.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 18, 2024 by:

●	each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;
●	each person who is an executive officer or director; and
●	all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Applicable percentage ownership as of this Annual Report is based on 69,354,192 Ordinary Shares issued and outstanding as of March 18, 2024.

Beneficial Owners	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Michael (Mick) James McMullen(2)	2,754,716	3.9%
Morné Engelbrecht	—	—
Chris Rosario	—	—
Patrice E. Merrin(3)	179,032	*
Rasmus Kristoffer Gerdeman(4)	85,169	*
John Rhett Miles Bennett(5)	746,702	1.1%
John Burton	—	—
Charles D. McConnell(6)	55,169	*
Matthew Rowlinson	—	—
Graham van’t Hoff(7)	1,222	*
Slobodan Vujcic(8)	341,959	*
All Directors and Executive Officers as a Group (11 individuals)	4,163,969	5.8%
5% Beneficial Owners
McMullen Geological Services Pty Ltd(9)	2,604,716	3.7%
Glencore Operations Australia Pty Limited(10)	10,000,000	14.4%
Fourth Sail Long Short LLC/Fourth Sail Discovery(11)	6,454,545	9.2%
BlackRock Entities(12)	6,334,642	9.1%
United Super Pty Ltd(13)	5,337,434	7.7%
Sprott Private Resource Lending LP(14)	4,687,500	6.5%
Osisko Bermuda Limited(15)	4,000,000	5.8%
*	Denotes less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Metals Acquisition Limited, 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE49WG.
(2)	Reflects (i) 1,190,047 Ordinary Shares and 1,414,669 Ordinary Shares underlying Private Warrants exercisable within 60 days beneficially owned by McMullen Geological Services Pty Ltd., an entity that he owns jointly with his spouse and which he shares voting and dispositive power over such shares and (ii) 150,000 Ordinary Shares beneficially owned by LILAID PTY LTD, McMullen Family No. 2 A/C (“McMullen Trust”). Mr. McMullen has voting and dispositive power over the shares beneficially owned by the McMullen Trust.
(3)	Reflects (i) 93,692 Ordinary Shares and 70,171 Ordinary Shares underlying Private Warrants exercisable within 60 days, each beneficially owned by Patrice Ellen Merrin, and (ii) 15,169 Ordinary Shares that are issuable to Ms. Merrin upon settlement of vested DSUs, which will be settled within 60 days after Ms. Merrin ceases to be a director.
(4)	Reflects (i) 70,000 Ordinary Shares beneficially owned by Rasmus Kristoffer Gerdeman and (ii) 15,169 Ordinary Shares that are issuable to Mr. Gerdeman upon settlement of vested DSUs, which will be settled within 60 days after Mr. Gerdeman ceases to be a director.
(5)	Reflects (i) 356,689 Ordinary Shares and 374,844 Ordinary Shares underlying Private Warrants exercisable within 60 days beneficially owned by Black Mountain Storage LLC, an entity that Mr. Bennett 100% owns, and (ii) 15,169 Ordinary Shares that are issuable to Mr. Bennett upon settlement of vested DSUs, which will be settled within 60 days after Mr. Bennett ceases to be a director. Mr. Bennett holds voting and dispositive power over the shares beneficially owned by Black Mountain Storage LLC.
(6)	Reflects (i) 40,000 Ordinary Shares beneficially owned by Charles D. McConnell and (ii) 15,169 Ordinary Shares that are issuable to Mr. McConnell upon settlement of vested DSUs, which will be settled within 60 days after Mr. McConnell ceases to be a director.
(7)	Reflects 1,222 Ordinary Shares that are issuable to Mr. van’t Hoff upon settlement of vested DSUs, which will be settled within 60 days after Mr. van’t Hoff ceases to be a director.

(8)	Reflects (i) 185,997 Ordinary Shares and 155,962 Ordinary Shares underlying Private Warrants exercisable within 60 days beneficially owned by Tilt Natural Resource Capital Limited, an entity that Mr. Vujcic 100% owns. Mr. Vujcic has voting and dispositive power over the shares beneficially owned by Tilt Natural Resource Capital Limited.
(9)	Reflects (i) 1,190,047 Ordinary Shares and (ii) 1,414,669 Ordinary Shares underlying Private Warrants exercisable within 60 days. The shares reported herein are beneficially owned by McMullen Geological Services Pty Ltd.
(10)	Reflects 10,000,000 Ordinary Shares beneficially owned by Glencore Operations Australia Pty Limited. Glencore Operations Australia Pty Limited is a wholly-owned indirect subsidiary of Glencore plc, a company listed on the London Stock Exchange and the Johannesburg Stock Exchange. The address of Glencore plc is Baarermattstrasse 3, CH 6340, Baar, Switzerland, and the address of Glencore Operations Australia Pty Limited is Level 44 Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.
(11)	Reflects (i) 699,050 Ordinary Shares and 63,550 Ordinary Shares underlying Private Warrants exercisable within 60 days owned by Fourth Sail Discovery LLC and (ii) 5,255,495 Ordinary Shares and 436,450 Ordinary Shares underlying Private Warrants exercisable within 60 days owned by Fourth Sail Long Short LLC. The Ordinary Shares held by Fourth Sail Discovery LLC and Fourth Sail Long Short LLC are owned by Fourth Sail Capital LP.
(12)	Reflects (i) 137,700 Ordinary Shares held by BlackRock Commodity Strategies Fund, a series of BlackRock Funds, (ii) 999,305 Ordinary Shares held by BlackRock World Mining Trust plc, (iii) 3,847,636 Ordinary Shares held by BlackRock Global Funds – World Mining Fund, (iv) 5,001 Ordinary Shares held by BlackRock Commodity Strategies Fund – Metals and Mining Sleeve, and (v) 1,345,000 CDIs held by BlackRock Investment Management. BlackRock, Inc. is the ultimate parent holding company of each of the foregoing BlackRock entities. On behalf of such entities, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 50 Hudson Yards, New York, NY 10001.
(13)	Reflects (i) 3,572,728 Ordinary Shares and (ii) 1,764,706 CDIs beneficially owned by United Super Pty Ltd ABN 46 006 261 623 as trustee for the Construction and Building Unions Superannuation Fund ABN 75 493 363 262.
(14)	Reflects (i) 1,500,000 Ordinary Shares beneficially owned by Sprott Private Resource Lending II (Collector), LP and (ii) 3,187,500 Ordinary Shares underlying Financing Warrants exercisable within 60 days beneficially owned by Sprott Private Resource Lending II (Collector-2), LP.
(15)	Reflects 4,000,000 Ordinary Shares. The shares reported herein are beneficially owned by Osisko Bermuda Limited.

Record holders

To our knowledge, as of March 25, 2024, 18,286,441 Ordinary Shares, or 26.4% of the total outstanding Ordinary Shares, were held by 34 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Ordinary Shares ultimately held by holders in the United States.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination in June 2023 and the issuance of CDIs on the ASX in February 2024.

Voting rights of major shareholders

Pursuant to our Articles, each Ordinary Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. All of our major shareholders have the same voting rights.

Australian Disclosure Requirements

The following table sets forth information as of March 18, 2024 regarding the interests in Ordinary Shares and CDIs (exclusive of holdings in options / warrants) of each substantial holder as defined in the Corporations Act:

Substantial holders(1)	Ordinary Shares Held	CDIs held	% of total Shares on issue
Glencore Operations Australia Pty Limited	10,000,000	—	14.4%
Blackrock, Inc.(2)	4,989,642	1,345,000	9.1%
Fourth Sail(3)	5,954,545	—	8.6%
United Super Pty Ltd(4)	3,572,728	1,764,706	7.7%
Osisko Bermuda Limited	4,000,000	—	5.8%
(1)	A substantial holder has the meaning given in the Corporations Act and is a person who holds 5% or more in the total number of Ordinary Shares and CDIs (exclusive of holdings in options / warrants).
(2)	Record holders are (i) BlackRock Commodity Strategies Fund, (ii) BlackRock World Mining Trust plc, (iii) BlackRock Global Funds – World Mining Fund and (iv) BlackRock Commodity Strategies Fund – Metals and Mining Sleeve.
(3)	Record holders are (i) Fourth Sail Discovery LLC and (ii) Fourth Sail Long Short LLC.
(4)	Record holders are United Super Pty Ltd ABN 46 006 261 623 as trustee for the Construction and Building Unions Superannuation Fund ABN 75 493 363.
B.	Related Party Transactions

This section describes each transaction or series of related transactions since January 1, 2023, and each currently proposed transaction in which:

●	we are, were or will be a participant;
●	the amount involved exceeded or will exceed $120,000; and
●	any of our directors, executive officers or beneficial owners of more than 5% of any class of our share capital, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Transactions Related to the Business Combination

Certain other related agreements have been entered into in connection with the Business Combination. This section describes the material provisions of certain additional agreements entered into pursuant to the Share Sale Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.

Sponsor Letter Agreement (Lock-up Agreement)

In connection with MAC’s IPO, on July 28, 2021, MAC, the Sponsor and each of the initial shareholders, directors and officers of MAC entered into the Sponsor Letter Agreement pursuant to which the Sponsor and each of the initial shareholders, directors and officers of MAC agreed, among other things and subject to certain exceptions, to certain transfer restrictions on any of their Founder Shares until the earliest of (i) one year after the completion of MAC’s initial business combination and (ii) subsequent to the business combination, (x) if the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after MAC’s initial business combination, or (y) the date on which MAC completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all holders of MAC Class A Ordinary Shares having the right to exchange their MAC Class A Ordinary Shares for cash, securities or other property. In February 2024, the conditions outlined in (ii)(x) above were met and the transfer restrictions under the Sponsor Letter Agreement were removed.

Director Nomination Agreement

On June 12, 2023, we and BEP Special Situations VI LLC (“Bluescape”) entered into a director nomination side letter (the “Director Nomination Agreement”), which provides that, for so long as Bluescape (together with its affiliates) holds at least 1.25 million Ordinary Shares, Bluescape will at its sole discretion be entitled to (but not obliged to) designate one director to be nominated to our Board. In the event Bluescape and its affiliates, together, cease to hold at least 1.25 million Ordinary Shares, Bluescape shall promptly cause the resignation of such director and we may promptly remove such director at our sole discretion. Any person appointed as a director in accordance with the Director Nomination Agreement must not be prohibited from acting as a director under any applicable law or the rules of any relevant stock exchange and must be “independent” in accordance with the rules of any relevant stock exchange.

Glencore’s Director Appointment Rights

Pursuant to the Share Sale Agreement, dated as of March 17, 2022, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, as supplemented by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, as supplemented by the CMPL Share Sale Agreement Side Letter, dated May 31, 2023, and as further supplemented by the CMPL Share Sale Agreement Side Letter, dated June 2, 2023 (as may be amended, supplemented, or otherwise modified from time to time), Glencore has the right to appoint one director to the Board for every 10% of Ordinary Shares that it beneficially owns.

A&R Registration Rights Agreement

At the Closing, we, the Sponsor and certain persons named therein entered into the A&R Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement was amended and restated in its entirety, as of the Closing. As a result, the holders of registrable securities (as defined in A&R Registration Rights Agreement) have the right to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $50 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than an aggregate total of three underwritten offerings in any 12-month period. In addition, the holders of registrable securities have “piggy-back” registration rights to include their securities in other registration statements filed by us subsequent to the Closing. We also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective within 90 days of the Closing.

Royalty Deed

Concurrently with the Closing, the Royalty Deed between the Company, Glencore and CMPL became effective, pursuant to which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns. Net Smelter Returns are equal to the gross revenue minus allowable deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area (as defined in the Royalty Deed). Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and to take security (as a subordinated creditor) to secure CMPL’s obligations under the Royalty Deed. The Royalty Deed is governed by the laws of New South Wales, Australia. For the year ended December 31, 2023, we paid Glencore $2.1 million in royalties pursuant to the Royalty Deed.

Offtake Agreement

Concurrently with the Closing, we entered into a new Offtake Agreement with GIAG. The Offtake Agreement is a life-of-mine obligation, pursuant to which we are committed to selling all Material to GIAG, and GIAG is committed to buying all Material. The Offtake Agreement is governed by the laws of England and Wales. For the year ended December 31, 2023, we made $153.5 million of copper sales and $5.5 million of silver sales for a total of $159.0 million in revenue (net of tolling, refining and freight charges) under the Offtake Agreement.

Transitional Services Agreement

CMPL and GAH are parties to a transitional services agreement under which GAH has agreed to provide the benefit of certain transitional services and group contracts for a period post-closing in order to assist CMPL to transition and operate the business on a standalone basis. GAH will be paid a service fee in exchange for the performance of those services in accordance with the terms of the transitional services agreement. For the year ended December 31, 2023, we paid $0.9 million in service fees to GAH pursuant to the transitional services agreement. The transitional services agreement was terminated by mutual agreement in March 2024.

Rehabilitation Bond Amendments

CMPL owes and maintains certain security bond liabilities to the New South Wales Government (the “State”) in respect of environmental rehabilitation obligations of the CSA Copper Mine (or “Security Bond Liability” as such term is defined in the Share Sale Amendment). The parties agreed before completion of the Transaction that, to the extent CMPL’s Security Bond Liability increases beyond the amount applicable as at the date of the Share Sale Amendment, Glencore agrees to procure that it, or its related bodies corporate, will procure bank guarantees or securities are provided to the State on behalf of the Company at Glencore’s cost for the portion of such Security Bond Liability that exceeds the current Security Bond Liability during the period on and from completion of the Business Combination until the earlier of (i) the refinancing of MAC’s Senior Facilities or (ii) the date that the Senior Facilities are repaid or canceled in full. The original agreement was subsequently amended and the parties agreed that Glencore would maintain Security Bond Liability cover in place up to A$44.03 million for an interim period until the earlier of (i) the refinancing of MAC’s Senior Facilities, and (ii) June 16, 2024. Interest accrues on the amount outstanding for the bond liabilities at an interest rate of 2.75%. For the year ended December 31, 2023, the total amount outstanding, including total interested paid or accrued to December 31, 2023, was $0.317 million.

First Amendment to the Senior Facilities

On June 9, 2023, MAC-Sub (as borrower) and MAC and the Company (as guarantors) entered into the First Amendment to the SFA with a syndicate of Senior Lenders. Citi Debt, Bank of Montreal, and Harris Bank, N.A. are the Mandated Lead Arrangers and Bookrunners. The following summarizes the material terms of the SFA, which is qualified in its entirety by the terms and conditions of the SFA.

The SFA establishes a number of credit facilities to be available to MAC-Sub in connection with the Business Combination. The SFA also establishes mechanisms for how the funds provided under the Senior Facilities can be drawn down and used, and otherwise how the Company, MAC-Sub, and CMPL (post-Closing) must conduct business (particularly in relation to cash and bank accounts, maintaining and dealing with assets, informational reporting, and other management matters). The SFA provides for a US$258 million syndicated senior secured debt facility (comprising of a US$205 million acquisition term loan and US$25 million revolving credit facility for working capital and a US$28 million (A$40 million) letter of credit facility) in available credit to MAC-Sub. The SFA provides the rate of interest on each loan is the percentage rate per annum which is the aggregate of the applicable margin, 3.00% for Facility A and Facility B, and Compounded Reference Rate (as defined therein) for that day, except that if that rate is less than zero, the Compounded Reference Rate shall be deemed to be zero. The SFA is based upon a market form (from the Asia Pacific Loan Market Association (Australian Branch)) and is governed by New South Wales law. For the year ended December 31, 2023, the amount outstanding of the SFA was US$215.9 million, of which the largest amount outstanding since the beginning of the term was US$230 million.

Deed of Amendment to the Mezz Facility

MAC-Sub (as borrower), MAC and the Company (as guarantors) and Sprott (as lender) entered into a Deed of Amendment to the Mezzanine Loan Note Facility Agreement dated June 8, 2023 pursuant to which Sprott made available a US$135 million loan facility agreement available to MAC-Sub, for funding purposes in connection with the Business Combination (the “Mezz Facility”). MAC-Sub is subject to standard and customary mandatory prepayment terms for a facility of this nature, including a rate of interest which is the aggregate of the applicable Margin (as defined therein) and Term Reference Rate (as defined therein) for that day, except that if that rate is less than 2.00%, the Term Reference Rate shall be deemed to be 2.00%, and the Mezz Facility is subject to substantially similar terms relating to conditions, representations and warranties, customary terms, covenants, conditions precedents, events of default and other provisions as the SFA by and between MAC-Sub and several lenders. In connection with the Mezz Facility, we, MAC, Sprott Private Resource Lending II (Collector), LP (the “Equity Subscriber”) and Sprott Private Resource Lending II (Collector-2), LP, (the “Warrant Subscriber”) entered into the Sprott Subscription Agreement pursuant to which the Equity Subscriber committed to purchase 1,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000. In addition, in accordance with the terms of the Mezz Facility, the Warrant Subscriber received 3,187,500 Financing Warrants once the Mezz Facility began. Each Financing Warrant entitled the holder to purchase one Ordinary Share. The Financing Warrant documentation contains customary anti-dilution clauses. For the year ended December 31, 2023, the amount outstanding of the Mezz Facility was $145.3 million, of which the largest amount outstanding since the beginning of the term was $145.3 million.

Amended and Restated Silver Stream Agreement

On June 9, 2023, Osisko, MAC, the Company and MAC-Sub entered into the Amended and Restated Silver Stream providing for the purchase by Osisko, and a sale by MAC, of Refined Silver equal to the amount of silver produced from the CSA Copper Mine during the life of the mine. On June 15, 2023, Osisko advanced to us a US$75,000,000 upfront cash deposit (the “Deposit”) on account of future deliveries of refined silver by us to Osisko referenced to silver production from the CSA Copper Mine. The Deposit was used for the purposes of partly financing the Business Combination. The Silver Stream is governed by New South Wales law.

Osisko Redemptions Backstop Facility

On March 20, 2023, Osisko, MAC, the Company and MAC-Sub entered into the Redemptions Backstop Facility, and on June 9, 2023, Osisko, MAC, the Company and MAC-Sub entered into the Deed of Amendment (Copper) to the Copper Purchase Agreement, pursuant to which Osisko agreed to make available to us up to US$100,000,000 drawable at MAC’s discretion in case of shortfall of the funds required for the Business Combination as a result of redemptions. The Redemptions Backstop Facility consists of an upfront cash deposit of up to US$75,000,000 (the “Copper Deposit”) on account of future deliveries of refined copper by us to Osisko referenced to copper production from the CSA Copper Mine and up to US$25,000,000 equity subscription (to be subscribed for on a pro-rata basis equal to the proportion of Copper Deposit that MAC elects to draw on prior to Closing). The full amount of the Copper Deposit and US$25,000,000 equity subscription was drawn by MAC on Closing for purposes of partly financing the Business Combination.

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Treasury, Funding and Support Services

CMPL was party to an intercompany facility agreement with GAH dated December 31, 2015 (as amended, novated and supplemented from time to time) which provided liquidity and cash management to CMPL on an as needed basis. The facility was callable on demand with two months’ notice and bore no interest or fees. Voluntary prepayments could have been made at any time prior to the notified cancellation date and a party redrawn any amount prepaid by that party. This agreement was terminated in connection with the Closing.

Fuel Supply Arrangements

Glencore Australia Oil Pty Ltd (“GAOP”) and CMPL are party to a rolling three-month fuel supply arrangement under which all of the CSA Copper Mine’s diesel fuel requirements are supplied by GAOP on arm’s length terms. For the year ended December 31, 2023, we paid GAOP $2.4 million for diesel fuel requirements.

Deed of Cross Guarantee

CMPL was a party to a Deed of Cross-Guarantee (the “DOCG”) dated December 4, 2018 along with Glencore Investment Pty Limited (“Glencore Investment”) and certain of its subsidiaries. The effect of the DOCG was that each company in the closed group (including CMPL) guarantees the payment of any debt owed to creditors by Glencore Investment and each other wholly owned subsidiary company on liquidation of the relevant company. This means that creditors could have regard to the consolidated financial position of the group as a whole, rather than the financial statements of each of the subsidiaries. CMPL was released from the DOCG in connection with the Closing.

Contracts & Procurement

CMPL obtains the benefit of certain goods and services (including critical supplies such as electricity, consumables and plant and equipment) through procurement contracts and purchase orders which have been entered into by other members of the Glencore group, or contracts which certain members of the Glencore group have entered into as agent for CMPL (as well as other entities in the Glencore group). This allows the Glencore group to maintain a centralized procurement function across multiple mines and entities in the broader group, and in some instances obtain the benefit of volume discounts. As flagged in the section entitled “Item 3 Key Information—D. Risk Factors,” CMPL may be unable to obtain the benefits of these arrangements and may need to seek alternative service and products providers or renegotiate new contracts with existing service providers.

Tax Funding and Tax Sharing Agreements

CMPL was part of a tax consolidated group (the “TCG”) under Australian taxation law, of which Glencore Investment, a subsidiary of Glencore plc, was the head company. The TCG operated as a single entity for Australian income tax purposes.

CMPL was a party to tax sharing and tax funding agreements for the TCG, but CMPL was released from the agreements and exited the TCG in connection with the Closing.

Indirect Tax Funding and Sharing Deeds

CMPL was also part of a GST group (the “GST Group”) under Australia taxation law, of which Glencore, a subsidiary of Glencore plc, was the representative member. A GST Group is two or more associated business entities that operate as a single business for GST purposes. One member of the GST Group (the “representative member”) completes activity statements and accounts for GST on behalf of the whole group.

CMPL was a party to indirect tax sharing and indirect tax funding deeds in connection with the GST Group, but CMPL was released from and exited the GST Group in connection with the Closing.

Indemnification Agreements

To the fullest extent permitted by law, the Articles provide that our directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default. In addition, we have entered into indemnification agreements with each of our directors and executive officers.

Our Policy Regarding Related Party Transactions

Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Our Board has adopted a written policy on transactions with related persons that is in conformity with the requirements for companies having ordinary shares that are listed on NYSE. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has or will have a direct or indirect material interest.

C.	Interests of Experts and Counsel

Not applicable.

D.	Australian Disclosure Requirements

20 Largest Shareholders

The following table sets forth, as of March 18, 2024, our 20 largest shareholders of each class of quoted securities on ASX (being Ordinary Shares and CDI’s), the number of securities held and percentages held.

			% of issued
Name		Number of securities	combined
1	CEDE & CO	11,110,412	16.02%
2	GLENCORE OPERATIONS AUSTRALIA|PTY LIMITED	10,000,000	14.42%
3	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	7,325,375	10.56%
4	FOURTH SAIL LONG SHORT LLC	5,255,495	7.58%
5	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,979,433	7.18%
6	OSISKO BERMUDA LIMITED	4,000,000	5.77%
7	CITICORP NOMINEES PTY LIMITED	3,514,694	5.07%
8	BEP SPECIAL SITUATIONS VI LLC	2,083,333	3.00%
9	SAILINGSTONE CAPITAL PARTNERS LLC, AS INVESTMENT	1,567,697	2.26%
10	SPROTT PRIVATE RESOURCE LENDING II (COLLECTOR), LP	1,500,000	2.16%
11	MCMULLEN GEOLOGICAL SERVICES PTY LTD	1,190,047	1.72%
12	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	900,916	1.30%
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <GSCO CUSTOMERS A/C>	765,622	1.10%
14	MR KENNETH JOSEPH HALL <HALL PARK A/C>	727,624	1.05%
15	FOURTH SAIL DISCOVERY LLC	699,050	1.01%
16	GANNET CAPITAL PTY LTD <VSP GLOBAL MULTI STRAT A/C>	608,736	0.88%
17	ARGO INVESTMENTS LIMITED	588,236	0.85%
18	GANNET CAPITAL PTY LTD ATF|VICTOR SMORGON PARTNERS	568,546	0.82%
19	GANNET CAPITAL PTY LTD <VSPGMS MAC SPV A/C>	499,117	0.72%
20	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING A/C>	452,987	0.65%
	Total top 20	58,337,320	84.12%
	Total other holders	11,016,872	15.88%
	Total all holders	69,354,192	100.00%

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS 3.

A.7	Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and our employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see “Item 3. Key Information—D. Risk Factors.”

A.8	Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our Board. Furthermore, until the Debt Facilities used to finance the acquisition have been repaid in full, there will be additional restrictions on our ability to pay dividends and dividends will only be payable subject to a permissible cash flow waterfall structure to limit cash distributions by us.

B.	Significant Changes

The following significant changes to our financial condition have occurred since the date of our financial statements included in this Annual Report:

●	On February 3, 2024, the Company lodged with ASIC a Prospectus to undertake an ASX listing and offering in Australia.
●	On February 9, 2024, the Company announced that its offering received strong demand from new investors and existing institutional shareholders. The Company determined that the proceeds to be raised was upsized by A$25 million (~US$16.44 million), from A$300 million (~US$197.25 million) to A$325 million (~US$214 million).
●	On the February 16, 2024, the Company was admitted to the Official List of the ASX, and its securities commenced quotation on February 20, 2024.
●	On February 16, 2024, the Company used part of the proceeds from the ASX listing and offering to pay to Glencore in full the US$82.9 million (A$127 million) deferred consideration facility.
C.	Australian Disclosure Requirements

Compliance Statement under ASX Listing Rule 4.10.19

The following information is provided in accordance with ASX Listing Rule 4.10.19. The Company confirms that it used the cash and assets in a form readily convertible to cash that it had at the time of admission to the ASX in a way that is consistent with its business objectives. The funds raised from the Company’s initial public offering in connection with its listing on the ASX were received after the balance date for the financial statements contained in this Annual Report. However, these funds have been used in a manner that is consistent with the use of funds disclosed in the Prospectus.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

See “Item 9.C The Offer and Listing—Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares and Public Warrants commenced trading on the NYSE under the symbols “MTAL” and “MTAL.WS” respectively on June 16, 2023. Our CDIs commenced trading on the ASX under the symbol “MAC” on February 20, 2024.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Australian Disclosure Requirements

Number of Holders

The following table sets forth, as at March 18, 2024, the number of holders of each class of securities in the Company.

Securities	Number of Securities		Number of Holders
Ordinary Shares (or CDIs)	69,354,192	[1]	593
Public Warrants	8,838,260		1
Private Warrants	6,535,304		13
Financing Warrants	3,187,500		1
RSUs	592,799		11
PSUs	362,660		10
DSUs	61,898		5
1)	Including 24,774,514 Shares issued to Chess Depository Nominees Pty Limited underlying 24,774,514 Ordinary Shares, being the CDI’s quoted on ASX.
2)	One of the U.S. holders of record for Ordinary Shares and Public Warrants is CEDE & CO., a nominee of The Depository Trust Company. We believe that the securities held by CEDE & CO. include securities beneficially owned by both holders in the U.S. and non-U.S. beneficial owners, such that there is a risk the holder numbers are not representative of the actual number of beneficial holders.

As at March 18 2024, the number of holders holding less than a marketable parcel of securities (including CDI holders) is 52. No Company securities on issue are subject to restriction or voluntary escrow, other than certain re-sale restrictions applicable to U.S. persons under U.S. securities laws.

There are no issues of MAC securities which have not yet been completed and have been approved at a general meeting of the Company for the purposes of Item 7 of section 611 of the Corporations Act.

No securities were purchased on market during the reporting period under or for the purposes of an employee incentive scheme, or to satisfy the entitlement of the holders of rights to acquire securities granted under an employee incentive scheme.

Voting rights

As each CDI represents one Ordinary Share, a CDI holder will be entitled to one vote for every CDI they hold. The RSUs, PSUs and DSUs do not confer any right to vote. A Warrant doesn’t entitle a holder any of the rights of a shareholder of us.

Distribution Schedule

The following table sets forth, as at March 18, 2024, the distribution schedule of the Company.

		Number of Ordinary Shares	% of Ordinary Shares
Range	Total holders	(or CDIs)	(or CDIs)
1 to 1,000	319	94,920	0.14%
1,001 to 5,000	149	338,285	0.49%
5,001 to 10,000	30	193,916	0.28%
10,001 to 100,000	43	191,081	3.16%
100,001 and over	52	66,535,990	95.94%
Total	593	69,354,192	100.0%

Unquoted equity securities

The following table sets forth, as at 18 March 2024, for each class of unquoted securities (except Ordinary Shares and CDIs) the number of securities that are on issue and the number of holders.

Securities	Number of Securities	Number of Holders
Public Warrants	8,838,260	1
Private Warrants	6,535,304	13
Financing Warrants	3,187,500	1
RSUs	592,799	11
PSUs	362,660	10
DSUs	61,898	5

The following table details, where a person holds 20% or more in an unquoted class of securities, the name of the holder and the number of equity securities held by them (excluding securities issued or acquired under an employee incentive scheme, being the RSUs, PSUs and DSUs).

	Public Warrants		Private Warrants		Financing Warrants
Holder	#	%	#	%	#	%
CEDE & CO1	8,838,260	100%
MCMULLEN GEOLOGICAL SERVICES PTY LTD			1,414,669	21.65%
SPROTT PRIVATE RESOURCE					3,187,500	100%
1)	One of the U.S. holders of record for Ordinary Shares and Public Warrants is CEDE & CO., a nominee of The Depository Trust Company. We believe that the securities held by CEDE & CO. include securities beneficially owned by both holders in the U.S. and non-U.S. beneficial owners, such that there is a risk the holder numbers are not representative of the actual number of beneficial holders.

Buy backs

As of the close of the period covered by the annual report: (i) we did not make any on-market purchases of MAC securities under any share buy-back program; and (ii) there were no current on-market buy-backs.

B.	Memorandum and Articles of Association

We are a private limited company incorporated under the laws of Jersey, Channel Islands. We are registered with the Jersey companies registry under number 144625. We have unrestricted corporate capacity, and our purpose and objects are not limited by the terms of our Articles.

Our affairs are governed by our Articles and the Jersey Companies Law. Our shareholders adopted the Articles included as Exhibit 1.1 to our shell company report on Form 20-F (File No. 001-41722), filed with the SEC on June 22, 2023.

We incorporate by reference into this Annual Report the description of our Articles contained in our F-1 registration statement (File No. 333-276216) filed with the SEC on December 22, 2023, as amended. Such description sets forth a summary of certain provisions of our Articles as currently in effect.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange Controls

Under the laws of Jersey, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our Ordinary Shares.

E.	Taxation

U.S. Federal Income Tax Considerations

General

The following is a discussion of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares and Warrants by U.S. Holders (as defined below) which we collectively refer to as our “securities”. This discussion addresses only U.S. Holders that hold Ordinary Shares and Warrants as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and assumes that any distributions made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status, including:

●	the Sponsor or our officers or directors;
●	banks, financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our shares by vote or value;
●	persons that acquired Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and
●	persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on net investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding any of the U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take, or that a court would not sustain, any positions contrary to the considerations discussed below.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our securities and persons that are treated as partners of such partnerships should consult their tax advisors.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS, AS WELL AS ANY APPLICABLE TAX TREATIES.

As used herein, a “U.S. Holder” means a beneficial owner of our Ordinary Shares or Warrants (as the case may be) who or that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

U.S. Federal Income Tax Considerations of the Ownership and Disposition of our Ordinary Shares and Warrants

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, if we make a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. We may not determine our earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by us will be treated as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at the preferential long-term capital gains rates only if (i) our Ordinary Shares are readily tradable on an established securities market in the United States or (ii) we are eligible for the benefits of an applicable income tax treaty, in each case provided we are not treated as a PFIC in the taxable year the dividend is paid or in the preceding taxable year and certain holding period and other requirements are met. However, it is unclear whether the redemption rights with respect to the MAC ordinary shares may have prevented the holding period of Ordinary Shares from commencing prior to the termination of such rights. As discussed below, it is likely that MAC (our predecessor for purposes of such rules) was classified as a PFIC for the prior taxable year ended December 31, 2022. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Ordinary Shares.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash to the holders of our Ordinary Shares which is taxable to the holders of such Ordinary Shares as a distribution. Such constructive distribution would be subject to tax as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest. Generally, a U.S. Holder’s adjusted tax basis in its Warrants should be increased to the extent of any constructive distribution treated as a dividend.

Taxation on the Disposition of Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder generally will recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition, and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants disposed of. A U.S. Holder’s adjusted tax basis in its Ordinary Shares or Warrants will generally equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. See “— Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s basis in an Ordinary Share acquired pursuant to the exercise of a Warrant.

Subject to the PFIC rules discussed below, under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or Warrants exceeds one year. However, it is unclear whether the redemption rights with respect to the MAC ordinary shares may have prevented the holding period of the Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder will generally not recognize gain or loss upon the exercise of a Warrant. An Ordinary Share acquired pursuant to the exercise of a Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the Warrant, increased by the amount paid to exercise the Warrant. It is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant, in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.

Subject to the PFIC rules discussed below, the tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax free, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization”. Although we expect a U.S. Holder’s cashless exercise of our Warrants (including after we provide notice of our intent to redeem Warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such Warrants. In this case, a U.S. Holder’s adjusted tax basis in the Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the Warrants exercised and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem Warrants for cash pursuant to the redemption provisions or if we purchase warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Taxation on the Disposition of Ordinary Shares and Warrants.”

PFIC Considerations

Definition of a PFIC

A foreign (i.e. non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PFIC Status of MAC and the Company

Based on the composition of our income and assets, we do not believe that the Company was a PFIC for the taxable year ending on December 31, 2023, and do not expect to be a PFIC for the current taxable year or the foreseeable future. However, because PFIC status is a factual determination based on the income, assets and activities of the Company for the entire taxable year (and in certain circumstances, the market price of our Ordinary Shares, which may fluctuate), it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, the facts on which any determination of PFIC status are based may change from year to year. Accordingly, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

Additionally, although a foreign corporation’s PFIC determination will be made annually, absent certain elections described below, a determination that MAC or the Company is or was a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in the Company, whether or not we are a PFIC in those subsequent years. Because, following the Merger, the Company is treated as the successor to MAC for U.S. federal income tax purposes, any Company ordinary shares received on the exercise of a Company warrant treated as exchanged for a MAC warrant in the Merger may, in the absence of certain elections described below, be treated as stock of a PFIC if MAC was treated as a PFIC during the holding period of a U.S. Holder. Because MAC was a blank-check company with no active business, it likely met the PFIC income or asset tests for its prior taxable years, and would have been classified as a PFIC unless the start-up exception applies, which is unlikely.

Application of PFIC Rules to Ordinary Shares and Warrants

If (i) MAC or the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Warrants, and (ii) the U.S. Holder did not make a timely and effective qualified electing fund (“QEF”) election for the first year in its holding period in which MAC or the Company (as the case may be) is a PFIC (such taxable year as it relates to a U.S. Holder, the “First PFIC Holding Year”), a QEF election along with a purging election, or a mark-to-market election, each as described below, such U.S. Holder will generally be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may be required to file an IRS Form 8621 (whether or not the U.S. Holder makes one or more of the elections described below with respect to such shares) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE OWNERSHIP OR DISPOSITION OF ORDINARY SHARES AND WARRANTS, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election, Mark-to-Market Election and Purging Election

In general, the adverse PFIC tax consequences described above will not apply to a U.S. Holder that has made a timely and valid QEF election under Section 1295 of the Code for such holder’s First PFIC Holding Year (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. Such U.S. Holder will not be subject to the QEF inclusion regime with respect to their Ordinary Shares for any of our taxable years that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC.

In general, a valid QEF election previously made with respect to a foreign corporation that has ceased to be a PFIC will continue to apply if such corporation subsequently becomes a PFIC again. However, in order to make and comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the relevant PFIC each year. Because we do not currently intend to provide a PFIC Annual Information Statement in the future, we do not expect that a QEF election would be available with respect to our Ordinary Shares if we were to become a PFIC in the future, and any QEF elections previously made with respect to our Ordinary Shares may be invalidated in such case if the electing holder continues to own Ordinary Shares at such time. U.S. Holders should consult their tax advisors with respect to any QEF election previously made with respect to our Ordinary Shares or MAC ordinary shares.

A U.S. Holder may not make a QEF election with respect to its Warrants to acquire our Ordinary Shares. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants, discussed below), any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the Warrants.

The application of the PFIC rules to Ordinary Shares acquired on the exercise of Warrants is unclear. Proposed Treasury regulations under section 1291 of the Code (which have a retroactive effective date) generally provide that such shares will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants, in which case the adverse tax consequences relating to PFIC shares would generally apply to such newly acquired Ordinary Shares if we were a PFIC at any time during the period the U.S. Holder held the Warrants, even if we are not a PFIC at the time of exercise. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury regulations under section 1291 of the Code may be adopted and how any such Treasury Regulations would apply. If Ordinary Shares received on the exercise of Warrants are treated as PFIC shares (either because of the application of the proposed regulations, or because we are a PFIC at the time of exercise and no QEF election is effective with respect to such Ordinary Shares), the adverse tax consequences described above will continue to apply to such shares unless the U.S. Holder makes a purging election. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the adverse PFIC consequences described above in respect of its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that MAC or the Company is treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which the Company is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of Ordinary Shares under their particular circumstances.

If the Company is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and could generally incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election would not be available with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares or Warrants should consult their tax advisors concerning the application of the PFIC rules to our Ordinary Shares or Warrants in light of their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain specified entities) that hold an interest in “specified foreign financial assets” (which may include the Ordinary Shares) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES OR WARRANTS UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Jersey Tax Considerations

The following summary of the anticipated treatment of the Company and holders of shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey. Accordingly, prospective investors should consult their own tax advisers regarding tax considerations with respect to their investment in the Company.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of the investment in the Company.

The Income Tax (Jersey) Law 1961 (as amended) (the “Law”) provides that the general basic rate of income tax on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey, will be zero percent. (“zero tax rating”) and that:

●	only a limited number of financial services companies (as defined below) shall be subject to income tax at a rate of 10 percent;
●	qualifying large corporate retailers (as defined in the Law) shall be subject to income tax at a rate of up to 20 percent (to be determined in accordance with Article 123L of the Law); and
●	only utility companies (as defined in the Law), companies involved in the importation or distribution of hydrocarbon oil and Jersey Property Profits (as defined below) shall be subject to income tax at a rate of 20 percent.

A financial services company means any company that:

●	is registered under the Financial Services (Jersey) Law 1998 (the 1998 Law) to carry out:
●	investment business;
●	trust company business;
●	fund services business, as an administrator, custodian or registrar in relation to an unclassified fund or an unregulated fund; or
●	general insurance mediation business as described in either class P or class Q of the Schedule to the Financial Services (Financial Service Business) (Jersey) Order 2009;

●	is registered under the Banking Business (Jersey) Law 1991, other than a company registered for business continuity under that Law, pursuant to Article 9A of the Banking Business (General Provisions) (Jersey) Order 2002;
●	holds a permit under the Collective Investment Funds (Jersey) Law 1988 (the “CIF Law”) by virtue of being a functionary who is an administrator, registrar or custodian mentioned in Part 2 of the Schedule to the CIF Law;
●	holds either a Category A or Category B permit under the Insurance Business (Jersey) Law 1996; or
●	is a company trading in the provision of credit facilities to customers by way of making any advance or granting any credit including (but not limited to):
●	the provision, in connection with the supply of goods by hire purchase, leasing, condition sale or credit sale, of credit in instalments for which a separate charge is made and disclosed to the customer; and
●	any assignment to the company of an advance or credit repayable by the customer to a person other than the company.

Jersey Property Profits means:

●	the annual profits or gains arising in respect of any rents or receipts as follows, that is to say —
●	rents under leases of land in Jersey,
●	rents, and
●	other receipts arising to the owner of land in Jersey from, or by virtue of, the owner’s ownership of that land including any receipts arising from a licence to occupy land;
●	the annual profits or gains arising or accruing from the trade, carried on in Jersey, of the disposal, on a commercial basis, of land or any building or structure, or any part thereof, which is situated in Jersey; and the annual profits or gains arising or accruing from the trade of the exploitation of land in Jersey by the exploration, excavation, excision, extrication, extirpation, exsiccation, expropriation or extraction or recovery of stone, minerals and other inorganic solid materials.

For so long as the Company holds a zero tax rating or is deemed not to be tax resident in Jersey, it is entitled to pay dividends to shareholders without any withholding or deduction for or on account of Jersey income tax. Shareholders who are not resident for income tax purposes in Jersey are not subject to taxation in Jersey in respect of any income or gains arising in respect of the shares held by them. Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey on any dividends paid on shares held by them or on their behalf.

There is no stamp duty in Jersey on the issue or transfer of shares. On the death of an individual holder (whether or not such individual was resident in Jersey), duty at rates of up to 0.75% of the value of the relevant shares (subject to a cap on liability of £100,000) may be payable upon the registration of a grant of probate or letters of administration which would be required in order to transfer the shares of a deceased sole shareholder. There is no capital gains tax, estate duty or inheritance tax in Jersey nor is there any tax on gifts.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007 (the “2007 Law”), Jersey goods and services tax is payable on the supply of applicable goods and services at the rate of 5%. For so long as the Company is an ‘international services entity’ under the 2007 Law, having satisfied the requirements of the Goods and Services Tax (International Service Entities) (Jersey) Regulations 2007, as amended, a supply of goods or of a service made by the Company shall not be a taxable supply for the purposes of the 2007 Law.

Information Reporting

Information relating to the shares, their holders and beneficial owners may be required to be provided to tax authorities in certain circumstances pursuant to domestic or international reporting and transparency regimes. This may include (but is not limited to) information relating to the value of shares, amounts paid or credited with respect to shares, details of the holders or beneficial owners of shares and information and documents in connection with transactions relating to shares. In certain circumstances, the information obtained by a tax authority may be provided to tax authorities in other countries.

OECD Consultations on Changes in Tax Law

On October 8, 2021, the Organisation for Economic Co-operation and Development (OECD) / G20 inclusive framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) published a statement updating and finalising the key components of a two-pillar plan on global tax reform originally agreed on July 1, 2021, and a timetable for implementation by 2023. The timetable for implementation has since been extended to 2024. The Inclusive Framework plan has now been agreed to by 142 OECD members, including several countries which did not agree to the initial plan. Under pillar one, a portion of the residual profits of multinational businesses with global turnover above €20 billion and a profit margin above 10% will be allocated to market countries where such allocated profits would be taxed. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. On October 30, 2021, the G20 formally endorsed the new global minimum corporate tax rate rules.

The Inclusive Framework agreement must now be implemented by the OECD members who have agreed to the plan, effective in 2024. On December 15, 2022, the European Union member states unanimously adopted the directive to implement pillar two rules. According to the directive, the member states are expected to enact pillar two rules into domestic law in 2023, with certain elements becoming effective on or after December 31, 2023. The OECD has published model rules and other guidance with respect to pillar two, which are generally consistent with the agreement reached by the Inclusive Framework in October 2021. On February 1, 2023, the Inclusive Framework released a package of technical and administrative guidance on the implementation of pillar two, including the scope of companies that will be subject to the Global Anti-Base Erosion Rules, transition rules, and guidance on domestic minimum taxes that countries may choose to adopt, among other topics. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which the entity operates. While we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum corporate tax rate, could have a material effect on the entity’s liability for corporate taxes and the entity’s consolidated effective tax rate.

In addition, on February 1, 2023, the U.S. Financial Accounting Standards Board indicated that they believe the minimum tax imposed under pillar two is an alternative minimum tax, and, accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred.

In addition, the Government of Jersey confirmed its approach to the OECD pillar two tax principles in a statement on May 19, 2023, where it stated that its intention was to implement the “income inclusion rule” and a domestic minimum tax to provide a 15% effective tax rate for large in-scope multinational enterprises from 2025. Guidance in respect of which companies will be deemed in-scope is awaited but the current expectation is that multinational enterprises with a global turnover of EUR 750 million or more will fall within the scope of pillar two. Such changes to the tax system may impact the Company in the future as a company being tax resident in Jersey.

Economic Substance

The Taxation (Companies — Economic Substance) (Jersey) Law 2018 (the “Substance Law”) came into force on January 1, 2019. The Substance Law addresses the concerns of the EU Code of Conduct Group (Business Taxation) regarding economic substance raised as part of the BEPS project. On March 12, 2019, the EU Council placed Jersey on the “White List” recognizing it as being cooperative and having fulfilled its commitments given in 2017.

The Substance Law requires that a Jersey tax resident company conducting relevant activities from which it receives gross income must satisfy the economic substance tests set out in that law. The relevant activities within the scope of the Substance Law include acting as an equity holding company, financing and leasing activities and acting as a headquarters company.

The Substance Law provides progressive sanctions for non-compliance including financial penalties, disclosure and striking off from the register.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website’s investor relations page, free of charge, our Annual Report on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

K.	Corporate Governance Statement (Australian Disclosure Requirement)

In accordance with ASX Listing Rule 4.10.3, our Corporate Governance Statement can be found on our website at metalsacquisition.com. The Corporate Governance Statement is current as at March 27, 2024 and has been approved by the Board.

We are fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition). The ASX Fourth Edition is available on asx.com.au.

L.	Takeover and Substantial Holdings Regulations (Australian Disclosure Requirement)

Jersey Law

The Jersey Companies Law contains no provisions relating to the acquisition of relevant interests in shares of a listed company or notifications of substantial shareholdings.

The UK City Code on Takeovers and Mergers will apply to takeover bids and merger transactions of the Company if its place of central management and control is in the UK or Jersey.

The Jersey Companies Law provides that where a person (the “Offeror”) makes a takeover offer to acquire all of the shares (or all of the shares of any class) in a company (other than any shares already held by the Offeror at the date of the offer), if the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares to which the offer relates, the Offeror may (subject to the requirements of the Jersey Companies Law) by notice to the holders of the shares to which the offer relates which the Offeror has not already acquired or contracted to acquire, compulsorily acquire those shares.

A holder of any shares who receives a notice of compulsory acquisition may (within six weeks from the date on which such notice was given) apply to the Royal Court of Jersey (the Jersey Court) for an order that the Offeror not be entitled and bound to purchase the holder’s shares or that the Offeror purchase the holder’s shares on terms different to those of the offer.

The Jersey Companies Law contains no provisions relating to notifications of substantial shareholdings. Disclosures pursuant to, the Financial Services (Disclosure and Provision of Information) (Jersey) Law 2020 are not required on the basis of the Company’s listed status. However, the Company may be required by the Jersey Financial Services Commission to provide any information prescribed by an Order made by the Minister for External Relations.

Australian Law

The Corporations Act prohibits a person from acquiring a relevant interest in issued voting shares in a listed company if any person’s voting power in the company will increase from 20% or below to more than 20% and below 90%. Exceptions to the prohibition apply (e.g., acquisitions with shareholder approval, 3% creep over six months and rights issues that satisfy prescribed conditions). Compulsory acquisitions are permitted by persons who hold 90% or more of securities or voting rights in a company. The Australian takeovers regime will not apply to us as a foreign company. However, we may be subject to section 1019D of the Corporations Act which relates to unsolicited offers of securities in Australia.

The Corporations Act requires every person who is a substantial holder to notify the listed company and the ASX that they are a substantial holder and to give prescribed information in relation to their holding if: (i) the person begins to have, or ceases to have, a substantial holding in the company or scheme; (ii) the person has a substantial holding in the company or scheme and there is a movement of at least 1% in their holding; or (iii) the person makes a takeover bid for securities of the company.

Under the Corporations Act, a person has a substantial holding if the total votes attached to voting shares in the company in which they or their associates have relevant interests, is 5% or more of the total number of votes attached to voting shares in the company, or the person has made a takeover bid for voting shares in the company and the bid period has started and not yet ended.

These provisions do not apply to the Company as an entity established outside Australia.

U.S. Law

Under sections 13(d) and 13(g) of the Exchange Act, any person who acquires beneficial ownership of, or as of the end of a calendar year is beneficial owner of, more than 5% of a class of equity securities registered under the Exchange Act must file a report containing certain information related to such person’s beneficial ownership on either Schedule 13D or the shorter Schedule 13G, as applicable.

For purposes of sections 13(d) and 13(g) of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or direct the disposition, of a security, or has the right to acquire such voting or investment power within 60 days. A Schedule 13D filer must promptly an amendment whenever a material change occurs in the facts set forth in a Schedule 13D filing, such as the acquisition of disposition of 1% or more of the issuer’s securities (or less if the result of the change is material) or a material change in the filer’s percentage ownership. Schedule 13G filers must also file annual amendments to report any changes in a previously filed Schedule 13G, except when the change results solely from a change in the number of securities outstanding.

The Company is obliged to lodge such filings made under Schedule 13D or Schedule 13G with the ASX.

Under applicable U.S. securities laws, bidders in a tender offer who would, upon consummation, beneficially own more than 5 percent of the class of the company’s securities registered under Exchange Act Section 12, must comply with Exchange Act Section 14(d) and Regulations 14D and 14E. Bidders must file a Schedule TO with the SEC, which requires certain disclosure items related to the offer such as the identity and background of the parties, the material terms of the transaction and exhibits.

Limitations on the Acquisition of Securities Imposed by the Articles

The Articles do not impose any limitations on the acquisition of securities.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including liquidity risk, and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below (with additional quantitative disclosure being included in the financial statements accompanying this Annual Report).

Interest Rate Risk

Our exposure to interest rate risk arises from the interest rate effect on our cash and cash equivalents and loans and borrowings. Certain of our loans and borrowings include a floating interest rate component and our interest rate sensitivity is affected by changes in the general level of U.S. and Australian interest rates. Interest income is sensitive to changes in the general level of interest rates. We closely monitor our exposure to interest rate risk and have not entered into any contracts to manage this risk.

Commodity Price Risk

We are subject to price risk associated with fluctuations in the market prices for copper and silver. A significant change in commodity prices could have a material effect on our revenue and financial instruments, including certain derivative instruments and contingent consideration whose values fluctuate with changes in the prices of copper or silver. We closely monitor trends in the market prices of copper, silver and other metals as part of our routine activities, as these trends could significantly impact future cash flows.

Foreign Currency Risk

While the majority of our costs are denominated in Australian dollars, we receive revenue primarily in the form of U.S. dollars. A rising Australian dollar will make our costs relatively more expensive in U.S. dollars, which may reduce operating margins and negatively impact cash flows.

A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements.

While we have not engaged in the hedging of our foreign currency transactions to date, and do not enter into any hedging contracts for trading or speculative purposes, we may in the future hedge selected significant transactions denominated in currencies other than the Australian dollar.

Liquidity Risk

Liquidity risk is the risk that we may not have sufficient cash or other assets to meet our obligations under our financial liabilities on their respective maturity dates, or that we are unable, on an ongoing basis, to borrow funds in the market on an unsecured or secured basis at an acceptable price to fund actual or proposed commitments.

We believe our credit profile and funding sources ensure that sufficient liquid funds are maintained to meet our liquidity requirements.

As at December 31, 2023, we had available cash amounting to $32.37 million.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Australian Disclosure Requirements

Number of RSUs, DSUs and PSUs on issue

The following table sets forth the number of RSUs, DSUs and PSUs on issue during the relevant period.

Convertible Securities	Number on Issue
RSUs	592,799
PSUs	362,660
DSUs	61,898

No RSUs, DSUs or PSUs were converted or cancelled during the relevant period. Further, no milestones were met during the relevant period.

Terms of RSUs, PSUs and DSUs

RSUs and PSUs are a non-voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Ordinary Share (in the case of RSUs) and between zero and 2.25 outstanding Ordinary Shares (in the case of PSUs). Upon vesting, we will deliver the holder with: (i) one Ordinary Share for each RSU that vests; and (ii) between zero and 2.25 Ordinary Shares for each PSU that vests, depending upon the degree to which the applicable performance vesting condition is satisfied, in each case subject to any applicable withholding taxes. The holder may request us to issue the cash equivalent of Ordinary Shares in part of full satisfaction of our obligation to deliver Ordinary Shares.

RSUs vest in accordance with the determined vesting schedule subject to the holder remaining in continuous service through the applicable vesting date. Vesting of the PSUs occurs on the third anniversary of the issue date (or such other date specified in the applicable award), subject to the holder’s continued service as an employee, director or consultant of us and the Board determining the “performance measures” are attained. The “performance measures” are the performance metrics and targets established by the Board, consisting of a performance metric based on relative total shareholder return against a peer group of ASX, TSX, LSE and NYSE listed copper producers based on a 30-day VWAP measured on the relevant testing date with scaling payout.

A DSU is a non-voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Share. DSUs are redeemable, and the fair market value of the underlying Ordinary Shares payable to the holder, upon the date the holder ceases to be a Director. Within 15 days of such an event, the Company will issue the holder (or their estate) one Ordinary Share for each vested DSU (subject to any applicable withholding taxes). The holder may request us to issue the cash equivalent of Ordinary Shares in part of full satisfaction of our obligation to deliver Ordinary Shares.

On the occurrence of a change of control event (or other qualifying transaction): (i) the Board (or its Compensation Committee) may in its sole and absolute discretion, accelerate vesting of RSUs and PSUs, provide for the payment of cash or other consideration for cancellation of some or all RSUs and PSUs outstanding, terminate RSUs and PSUs without consideration (subject to notice requirements) or make other amendments to outstanding RSUs and PSUs where unvested RSUs and PSUs are not assumed or substituted by the surviving entity; and (ii) DSUs shall be redeemed in connection with the corporate transaction based on the value of the consideration to be received by the holders of Ordinary Shares in connection with such transaction unless otherwise determined by the Board in good faith.

In addition to the above, the material terms of the RSUs, DSUs and PSUs are set forth in the table below.

Term	Description
Quotation	The RSUs, PSUs and DSUs are not quoted on any exchange.
Voting Rights	The RSUs, PSUs and DSUs do not confer any right to vote.
Participation Rights	The RSUs, PSUs and DSUs do not confer any right to participate in new issues of capital.
Dividend Rights

The RSUs, PSUs and DSUs do not confer any right to dividends. Notwithstanding this, if a cash dividend is declared and paid on Ordinary Shares, the holder will be credited with an additional number of RSUs, PSUs and DSUs (as relevant) equal to the: (i) the product of the number of RSUs, PSUs or DSUs subject of the Share Award that have not been settled at the relevant date; and (ii) the amount of the cash dividend per Ordinary Share divided by the fair market value of an Ordinary Share on the dividend payment date.

Return of Capital	The RSUs, PSUs and DSUs do not confer any right to participate in a return of capital.
Winding Up	The RSUs, PSUs and DSUs do not confer any right to participate in the surplus profit or asset of the Company upon winding up.
Conversion

The RSUs vest in accordance with the determined vesting schedule subject to the holder remaining in continuous service through the applicable vesting date. Upon vesting, we will deliver the holder with one Ordinary Share for each RSU that vests. Vesting of the PSUs occurs on the third anniversary of the issue date (or such other date specified in the Share Award), subject to the holder’s continued service as an employee, director or consultant of us and the Board determining the “performance measures” are attained. The “performance measures” are the performance metrics and targets established by the Board, consisting of a performance metric based on relative total shareholder return against a peer group of ASX, TSX, LSE and NYSE listed copper producers based on a 30-day VWAP measured on the relevant testing date with scaling payout. Depending upon the degree to which the “performance measures” are obtained, we will deliver between zero and 2.25 Shares for each PSU that vests. DSUs are redeemable, and the fair market value of the underlying Ordinary Shares payable to the holder, upon the date the holder ceases to be a Director.

Lapse

RSUs vest on the determined dates subject to the holder remaining in continuous service. On termination of continued service, the holder retains vested RSUs (taking into account any accelerated vesting required by any applicable employment contract). Unvested RSUs lapse on termination of continued service. On the applicable vesting date, PSUs convert into between zero and 2.25 Ordinary Shares depending upon the degree to which the applicable performance vesting condition is satisfied. DSUs are earned and issued quarterly based on the 5-day VWAP of Ordinary Shares trading on the NYSE and are redeemable on the date the date the holder ceases to be a Director.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

Material Weaknesses

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our financial statements included in this Annual Report, we have identified material weaknesses in our internal control over financial reporting related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of SEC rules and regulations (ii) lack of formal documentation in place to assess our financial reporting risks and controls as required under Section 404(a) of SOX, and (iii) lack of cut-off procedures identified by management related to our ability to execute a mid-month cut-off for the purpose of the acquisition.

These material weaknesses are reflective of the fact that, (i) prior to the Business Combination the CSA Copper Mine was previously within the Glencore group and (ii) the CSA Copper Mine was part of GAH’s consolidated audit process, therefore, CMPL was not required to produce standalone audited financial statements on a yearly basis and were not subject to SEC reporting, PCAOB auditing standards or the Sarbanes Oxley Act. Standalone audited financial statements for the years ended December 31, 2021 and 2020 were produced for the first time solely in connection with the Business Combination and the associated requirements for us to file the registration statement.

As a result, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with IFRS. Accordingly, management believes that, notwithstanding the material weaknesses in our internal control over financial reporting, the financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented.

Remedial Actions

We have been actively engaged in remediation efforts to address the material weaknesses identified above and such efforts remain ongoing, including hiring accounting and financial personnel with relevant SEC reporting and SOX compliance experience, and expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations.

Our remediation plan can only be accomplished over time, and we started to remedy the first identified material weaknesses following the Closing. However, these remediation measures place significant demands on our financial and operational resources. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

If we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in our financial reporting, and we could become subject to litigation or investigations by NYSE, the SEC and other regulatory authorities.

Under Section 404 of the Sarbanes-Oxley Act, our management is not required to assess or report on the effectiveness of our internal control over financial reporting until our second annual report on Form 20-F following consummation of the Business Combination, which will be only in 2025 for the fiscal year ending December 31, 2024. In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control over Financial Reporting

Other than as described above, there have been no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Board has established an audit committee with John Rhett Miles Bennett, Rasmus Kristoffer Gerdeman, and Patrice E. Merrin serving as members of the committee. The Board has determined that each of Mr. Bennett, Mr. Gerdeman, and Ms. Merrin meet the independence requirements under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. Mr. Gerdeman serves as the Chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and the Board has determined that Mr. Gerdeman qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. For information relating to qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees.”

ITEM 16B.CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all directors, executive officers and employees. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the Code of Business Conduct and Ethics and charters for each of our board committees will be provided without charge upon request from us and are available on our website. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website or in public filings. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Ernst & Young LLP, our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed.

	Years Ended December 31,
	2023		2022
(in thousands)	Amount	Percentage	Amount	Percentage
Audit Fees	$1,490,793	100%	$303,258	100%
Audit-related Fees	—	—	—	—
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—
Total	$1,490,793	100%	$303,258	100%

Audit fees consist of fees billed for the annual audit of our Company’s Consolidated Financial Statements, the statutory audit of the financial statements of the Company’s subsidiaries and consultations on complex accounting issues relating to the annual audit. Audit Fees also include services that only our independent external auditor can reasonably provide, such as comfort letters and carve-out audits in connection with strategic transactions.

Audit-related fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report.

Tax fees relate to the aggregated fees for services rendered on tax compliance.

All other fees are any additional amounts billed for products and services provided by the independent auditor.

Audit Committee’s Pre-Approval Policies and Procedures

Subject to recommendation by the Board to the shareholders of the Company and election by the shareholders of the Company as required by the laws of Jersey, the Committee is directly responsible for the selection, appointment, compensation, retention, termination and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall pre-approve the audit services and non-audit services (including the fees and terms thereof) to be pro-vided by the Company’s independent auditor.

Audit Work Performed by other than Principal Accountant if Greater than 50%

Not applicable.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.CORPORATE GOVERNANCE

We are considered a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. We intend to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of SOX, the rules of which were adopted by the SEC and the NYSE as listing standards and requirements. Under the NYSE’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, NYSE permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of the NYSE. Certain corporate governance practices in the Jersey, Channel Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:

●	a majority of the board of directors consisting of independent directors;
●	a compensation committee consisting of independent directors;
●	a nominating committee consisting of independent directors; or
●	regularly scheduled executive sessions with only independent directors each year.

Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of NYSE’s corporate governance requirements. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Ownership of our Securities—As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Ordinary Shares.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

The Company has adopted a Securities Trading Policy that is intended to explain the types of conduct in relation to dealing in securities that are prohibited by law and establish procedures for the buying and selling of securities to ensure that public confidence is maintained in the reputation of the Company and its Directors and employees, and in the trading of the Company’s securities.

The Securities Trading Policy provides that Directors, employees and contractors must not deal in the Company’s securities when they are aware of ‘inside’ information. Directors and employees must not deal in the Company’s securities during specified blackout periods. Directors and employees must receive prior approval for any proposed dealing in the Company’s securities outside of blackout periods (including any proposed dealing by one of their connected persons).

A copy of the policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company has developed and implemented a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats, which is part of the Company’s overall risk management framework. As part of the Company’s cybersecurity program, we maintain an Information Security Policy (the “Policy”), which is designed to align with industry guidelines, relevant regulations and applicable law. The specific purposes of this Policy are to:

1.	Maintain the security, confidentiality, integrity, and availability of the personal information that the Company collects, creates, uses, and maintains.
2.	Protect against any anticipated cybersecurity threats or hazards to the security, confidentiality, integrity or availability of such information.
3.	Protect against unauthorized access to or use of Company-maintained personal information that could result in harm or inconvenience to any customer or employee.
4.	Design an information security program that is appropriate to the Company’s size, scope, and business, its available resources and the amount of personal information that the Company owns or maintains on behalf of others, while recognizing the need to protect both customer and employee information.

The Policy applies to all Metals Acquisition Limited personnel (including employees, consultants and contractors) and to any records that contain personal information in any format and on any media, whether in electronic or paper form.

We rely on information technology (“IT”) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business.

We continue to assess potential cybersecurity threats and make investments seeking to address and prevent these threats, including monitoring of our networks and systems and upgrading skills, employee training and implementing security policies for us and our third-party providers. However, because the techniques used in cyberattacks are evolving and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we do not believe are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. For additional description of cybersecurity risks and potential related impacts on the Company, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—Information technology security breaches could harm our business activities and reputation.”

Cybersecurity Governance

The Nominating and Corporate Governance Committee of the Board provides oversight of the Company’s cybersecurity program and, at quarterly meetings, receives updates from the General Counsel (who has recently undertaken professional development training, including completion of training seminars titled Navigating Cyber Threats, together with Directors’ Duties and Cyber Resilience in February and March 2024, respectively). The Nominating and Corporate Governance Committee also approves the Policy. The General Counsel oversees program planning, coordination and implementation of the Policy, including:

1.	Periodic risk assessments related to a material change to the Company’s business practices that may implicate the security, confidentiality, integrity or availability of records containing personal information.
2.	Developing, maintaining and distributing information security policies and procedures designed to align with applicable laws and standards relevant to employees, contractors and (as applicable) other stakeholders.

3.	Developing, implementing and maintaining reasonable administrative, technical and physical safeguards designed to align with applicable laws and standards and intended to protect the security, confidentiality, integrity and availability of personal information that the Company owns or maintains on behalf of others.
4.	Overseeing risks from cybersecurity threats associated with third-party service service providers that may have access to, or otherwise create, collect, use or maintain personal information on the Company’s behalf.
5.	Testing and monitoring the implementation and effectiveness of the Company’s information security program to help ensure it is operating in a manner reasonably designed to prevent unauthorized access to or misuse of personal information.
6.	Establishing and maintaining policies and procedures regarding information security incident response.
7.	Enforcing the Policy in accordance with the Company’s security policies and procedures and human resources policies.

The General Counsel implements, coordinates and maintains the Company’s cybersecurity program. The General Counsel updates the Nominating and Corporate Governance Committee on an as-needed regular basis regarding the Company’s cybersecurity program and any material developments. The General Counsel is also responsible for understanding our business needs and associated risks related to cybersecurity threats and regularly reviewing our information security policies and procedures, including reviewing the Policy, and reporting to CEO regarding updates to the information security program and the Company’s safeguards. Advisors, including outside counsel, support our General Counsel in reviewing the Company’s cybersecurity program.

PART III

ITEM 17.FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18.FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19.EXHIBITS

Exhibit No.	Description of Exhibit
2.1#	Share Sale Agreement, dated as of March 17, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Metals Acquisition Corp.
2.2*	Description of Securities.
2.3

Deed of Consent and Covenant, dated as of November 22, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.

2.4

CMPL Share Sale Agreement Side Letter dated as of April 21, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.

2.5

CMPL Share Sale Agreement Side Letter dated as of May 31, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.

2.6

CMPL Share Sale Agreement Side Letter dated as of June 2, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.

2.7	The Merger Agreement and Plan of Merger, dated May 22, 2023.
3.1	Amended and Restated Memorandum and Articles of Association.
4.1	Warrant Agreement, dated as of July 28, 2021, by and between MAC and Continental Stock Transfer & Trust Company.
4.2	Specimen Warrant Certificate of the Company.
10.1	Form of Subscription Agreement, dated as of April 14, 2023.
10.2

Syndicated Facilities Agreement, dated as of February 28, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.

10.3

First Amendment to the Syndicated Facilities Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.

10.4

Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of March 10, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.

10.5

Deed of Amendment to the Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of June 8, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.

10.6

Subscription Agreement, dated as of March 10, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP and Sprott Private Resource Lending II (Collector-2), LP.

10.7	Sponsor Letter Agreement, dated as of July 28, 2021, by and among Sponsor, MAC and initial shareholders of MAC.
10.8	Silver Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.9

Amended and Restated Silver Purchase Agreement, dated as of June 9, 2023, by and between by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.

10.10	Silver Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
10.11	Copper Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.12

Amended and Restated Copper Purchase Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.

10.13	Copper Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
10.14	Registration Rights Agreement, dated June 15, 2023.
10.15	Offtake Agreement dated June 12, 2023.
10.16	Royalty Deed dated June 16, 2023.
10.17	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Metals Acquisition Corp.
10.18	Promissory Note, dated as of March 16, 2021, issued to an affiliate of Metals Acquisition Corp.
10.19	Securities Subscription Agreement, dated as of March 16, 2021, by and between Metals Acquisition Corp and the affiliates of the Sponsor.
10.20	Director Nomination Side Letter, dated June 12, 2023.
10.21†	Metals Acquisition Limited 2023 Long-Term Incentive Plan as of June 15, 2023.
10.22†	Metals Acquisition Limited 2023 Employee Stock Purchase Plan as of June 15, 2023.
10.23†	Metals Acquisition 2023 Non-Employee Directors Deferred Unit Plan as of June 15, 2023.
10.24	Form of Indemnification Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and each of its officers and directors.
10.25	Warrant Agreement, dated as of June 6, 2023 by and between Metals Acquisition Limited and Continental Stock Transfer & Trust Company.
10.26	Form of Subscription Agreement, dated as of October 11, 2023.
11.1*	Securities Trading Policy
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
21.1	List of Subsidiaries.
96.1	Technical Report — CSA Copper Mine — New South Wales — Australia, effective as of April 18, 2023, by Behre Dolbear Australia Minerals industry consultants and other qualified persons.
97.1*†	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded as Inline XBRL and contained in Exhibit 101).
*	Filed herewith
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

	By:	/s/ Michael James McMullen
Date: March 28, 2024		Name: Michael James McMullen
Title: Chief Executive Officer, Director

METALS ACQUISITION LIMITED

	By:	/s/ Morné Engelbrecht
Date: March 28, 2024		Name: Morné Engelbrecht
Title: Chief Financial Officer and Chief Accounting Officer

INDEX TO FINANCIAL STATEMENTS

METALS ACQUISITION LIMITED

CMPL

Page
CMPL – Audited Financial Statements for the period from January 1 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1070)	F-81
Statement of Profit or Loss and Other Comprehensive Income for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021	F-82
Statement of Financial Position as at June 15, 2023, December 31, 2022 and December 31, 2021	F-83
Statement of Changes in Equity for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021	F-84
Statement of Cash Flows for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021	F-85
Notes to the Audited Financial Statements	F-86

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Metals Acquisition Limited (formerly known as Metals Acquisition Corp) and subsidiaries, (the “Company”) as of December 31, 2023, December 31, 2022 and January 1, 2022, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2023.

Toronto, Canada

Date: March 28, 2024

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Consolidated statement of profit or loss and other comprehensive income or loss

For the years ended 31 December 2023 and 2022

		Year ended 31 December
US$ thousand	Notes	2023	2022
Revenue	6	158,999	—
Cost of goods sold	7	(141,166)	—
Administrative expenses	7	(79,607)	(9,973)
Selling and distribution expenses	7	(11,421)	—
Other expenses, net		(1,753)	—
Loss from operations		(74,948)	(9,973)

Finance income	8	5,448	3,753
Finance costs	8	(42,803)	(20,234)
Net change in fair value of financial instruments	8	(47,257)	1,484
Net finance costs		(84,612)	(14,997)

Loss before income taxes		(159,560)	(24,970)
Income tax benefit	9	15,006	—
Net loss for the year		(144,554)	(24,970)

Total comprehensive loss for the year attributable to owners of the company		(144,554)	(24,970)

Basic and diluted loss per ordinary share	10	(4.83)	(3.77)

The accompanying notes are an integral part of these consolidated financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Consolidated statement of financial position

As at 31 December 2023, 31 December 2022 and 1 January 2022

		31 December	31 December	1 January
US$ thousand	Notes	2023	2022	2022
Assets
Current assets
Cash and cash equivalents	11	32,372	42	955
Trade and other receivables	12	33,242	53	—
Inventories	13	21,528	—	—
Derivative financial assets	23	234	—	—
Prepayments and other current assets		1,560	201	340
Total current assets		88,936	296	1,295

Non-current assets
Property, plant and equipment	14	1,194,915	—	—
Exploration and evaluation	26	17,918	—	—
Inventories	13	300	—	—
Investments	15	—	268,909	265,156
Derivative financial assets	23	3,767	—	—
Prepayments and other non-current assets		67	986	187
Total non-current assets		1,216,967	269,895	265,343

Total assets		1,305,903	270,191	266,638

Liabilities
Current liabilities
Trade and other payables	16	89,921	927	604
Lease liability	17	5,848	—	—
Loans and borrowings	18	68,909	786	—
Derivative financial liability	23	17,130	—	—
Current tax liability		1,137	—	—
Provisions	19	13,273	—	—
Other financial liabilities	21	94,689	16,519	—
Total current liabilities		290,907	18,232	604

Non-current liabilities
Lease liability	17	9,958	—	—
Loans and borrowings	18	379,966	—	—
Derivative financial liability	23	81,397	7,443	8,440
Deferred tax liability	9	121,023	—	—
Provisions	19	28,505	—	—
Liability for cash-settled share-based payments	20	3,193	—	—
Other financial liabilities	21	122,927	264,477	253,530
Total non-current liabilities		746,969	271,920	261,970

Total liabilities		1,037,876	290,152	262,574

Net assets		268,027	(19,961)	4,064

Equity
Share capital	25	5	1	1
Share premium	25	432,295	24	24
Other capital reserves	25	1,212	945	—
(Accumulated deficit) / retained earnings		(165,485)	(20,931)	4,039
Total equity		268,027	(19,961)	4,064

The accompanying notes are an integral part of these consolidated financial statements.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on 28 March 2024 and were signed on its behalf by:

Patrice Merrin

Chair

Date: 28 March 2024

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Consolidated statement of changes in equity

For the years ended 31 December 2023 and 2022

				Other
		Share	Share	capital	Accumulated
US$ thousand	Notes	capital	premium	reserves	deficit	Total
Balance as of 1 January 2023		1	24	945	(20,931)	(19,961)

Contribution of conversion price in excess of fair value of warrants		—	—	198	—	198
Amount in excess of the face value over the present value on related promissory note		—	—	69	—	69
PIPE – Osisko	25	—	15,000	—	—	15,000
Backstop facility – Osisko	25	—	25,000	—	—	25,000
PIPE – Sprott	25	—	15,000	—	—	15,000
PIPE A and PIPE B	25	2	184,515	—	—	184,517
PIPE – BlackRock	25	1	44,999	—	—	45,000
PIPE - October 2023	25	—	20,098	—	—	20,098
Public shareholders – non-redemption	25	—	34,431	—	—	34,431
Rollover shares – Glencore	25	1	99,999	—	—	100,000
Share issuance costs	25	—	(6,771)	—	—	(6,771)
Net loss		—	—	—	(144,554)	(144,554)
Other comprehensive income		—	—	—	—	—
Balance as of 31 December 2023		5	432,295	1,212	(165,485)	268,027

Balance as of 1 January 2022		1	24	—	4,039	4,064
Contribution of conversion price in excess of fair value of warrants		—	—	945	—	945
Net loss		—	—	—	(24,970)	(24,970)
Balance as of 31 December 2022		1	24	945	(20,931)	(19,961)

The accompanying notes are an integral part of these consolidated financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Consolidated statement of cash flows

For the years ended 31 December 2023 and 2022

		Year ended 31 December
US$ thousand	Notes	2023	2022
Cash flows from operating activities:
Net loss		(159,560)	(24,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14	46,718	—
Net foreign exchange losses/(gains)	8	1,617	—
Finance income		(5,330)	(3,753)
Finance costs	8	41,186	20,234
Net change in fair value measurements of financial assets and liabilities	8	47,257	(1,484)
Movement in provisions		1,407	—
Other non-cash transactions		3,313	224
Changes in operating assets and liabilities:
Decrease/(increase) in trade receivables due from related parties	12	(31,456)	—
Decrease/(increase) in other receivables		(92)	(53)
Decrease/(increase) in prepayments		860	(660)
(Increase)/decrease in inventories		11,072	—
(Decrease)/increase in trade payables		(2,470)	324
Increase/(decrease) in other payables		49,764	—
Increase/(decrease) in current tax liability		1,137	—
(Decrease)/increase in deferred liabilities	21	(7,239)	7,239
(Decrease)/increase in commodity swap liability		(576)	—
Cash used in operating activities		(2,392)	(2,899)
Interest paid		(9,315)	—
Net cash used in operating activities		(11,707)	(2,899)

Cash flows from investing activities:
Purchase of property, plant, and equipment		(25,153)	—
Proceeds from disposal of property, plant, and equipment	17	16,564	—
Acquisition of subsidiary	26	(770,516)	—
Net cash used in investing activities		(779,105)	—

Cash flows from financing activities:
Proceeds from issue of share capital	25	332,275	—
Proceeds from convertible promissory note – related party		300	1,200
Proceeds from issue of promissory note		1,082	786
Proceeds from loans and borrowings (net of financing costs)		501,657	—
Proceeds from working capital loan – related party	16	15,000	—
Repayment of promissory note		(1,869)	—
Repayment of loans and borrowings	18	(21,619)
Payment of lease liabilities	17	(3,684)	—
Net cash from financing activities		823,142	1,986

Net change in cash and cash equivalents		32,330	(913)
Cash and cash equivalents, beginning of the year		42	955
Foreign exchange on cash and cash equivalents		—	—
Cash and cash equivalents, end of the year	11	32,372	42

The accompanying notes are an integral part of these consolidated financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

Contents of the notes to the consolidated financial statements

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

1.Corporate information

Metals Acquisition Limited (“MAL”, the “Company” or “we”) (formerly known as “Metals Acquisition Corp” or “MAC”), is a Company incorporated under the laws of Jersey, with limited liability. MAL was incorporated on 29 July 2022 with registered address 3rd Floor, 44 Esplanade St. Heiler, JE4 9WG, Jersey. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the operation of the Cornish, Scottish and Australian underground copper mine (the “CSA mine”) in Australia. The principal place of business of the Company is 3rd Floor, 44 Esplanade St. Heiler, JE4 9WG, Jersey. We are an emerging growth company, as defined in the Jumpstart Our Business Startup Act of the United States.

Metals Acquisition Corp was incorporated as a Cayman Islands exempted company on 11 March 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination” or “Acquisition” or “initial Business Combination”). On 16 June 2023 (the “Closing Date” or “Closing” or “Acquisition Date”), the Group consummated the initial Business Combination pursuant to the Share Sale Agreement dated as of 17 March 2022 (amended on 22 November 2022), by and among MAL, MAC, MAL’s subsidiary Metals Acquisition Corp. (Australia) Pty Ltd (“MAC Australia”) and Glencore Operations Australia Pty Limited (“Glencore Operations Australia”). Pursuant to the Share Sale Agreement, MAC Australia acquired from Glencore Operations Australia 100% of the issued share capital of Cobar Management Pty Limited (“CMPL”), which owns and operates the CSA mine near Cobar, New South Wales, Australia. The Company’s sponsor was Green Mountain Metals LLC (“GMM”), a Cayman Islands limited liability company (the “Sponsor”).

Basis of presentation

On 16 June 2023, pursuant to the Share Sale Agreement, the Group had completed the acquisition of 100% of the issued share capital of CMPL. The transaction constituted the Group’s initial Business Combination.

Immediately prior to the Business Combination, MAC merged with and into MAL (the “Merger”), with MAL continuing as the surviving company. In connection with the Merger, (i) each issued and outstanding Class A Ordinary Share and Class B Ordinary Share of MAC was converted into one ordinary share of MAL (“Common Shares”) and (ii) each issued and outstanding whole warrant to purchase Class A Ordinary Shares of MAC was converted into one warrant to purchase one ordinary share of MAL at an exercise price of $11.50 per share (“Warrants”), subject to the same terms and conditions existing prior to such conversion. Upon the consummation of the initial Business Combination and other transactions contemplated by the Share Sale Agreement, trading of the Common Shares and Warrants commenced on the New York Stock Exchange (“NYSE”) under the symbols “MTAL” and “MTAL.WS”, respectively, and MAL became a publicly listed entity on 16 June 2023.

The Merger of MAC and MAL involved entities under common control in which the combining entities were ultimately controlled by the same parties, both before and after the Merger was completed. This common control transaction was accounted for using book value accounting based on the carrying values recognized in the financial statements of the combining entities. The consolidated financial statements of MAL reflect that the arrangement is in substance a continuation of the existing group.

In connection with the initial Business Combination, Glencore received cash consideration of $770,516 thousand net of a customary closing accounts adjustment of $4,484 thousand to reflect the working capital, net debt and tax liabilities of CMPL at the time of Closing, a $75,000 thousand deferred consideration payment (the “Deferred Consideration”), up to $150,000 thousand in two contingent payments subject to copper price performance (the “Contingent Copper Consideration”), a 1.5% copper only net smelter return royalty (the “Royalty Deed”) and 10,000,000 ordinary shares of the Company issued at the redemption share price of $10.00 per share. The cash consideration was funded through a combination of a 100% payable long-term silver sale-and-purchase agreement (the “Silver Stream”) with Osisko Bermuda Limited (“Osisko”) through an upfront payment of $75,000 thousand, a $205,000 thousand syndicated senior term loan facility (the “SFA”), a $135,000 thousand mezzanine facility (the “Mezz Facility”), and equity. The Company entered a Redemptions Backstop Facility with Osisko that comprises $25,000 thousand of equity and a $75,000 thousand copper-linked financing facility (the “Copper Stream”) that is fully subordinated to the SFA. The Company raised $259,517 thousand of proceeds from private equity placements (“PIPE Financing”) as partial consideration for the initial Business Combination with certain investors. PIPE Financing refers to the private placement of ordinary shares to fund a portion of the consideration for the Business Combination.

Refer Note 25 for further information on capital structure of the Company and Note 26 for further information on the initial Business Combination.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

2.Basis of accounting

(a)Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They were authorized for issue by the Company’s board of directors on 28 March 2024.

For all periods up to and including the financial statements for the year ended 31 December 2022 and interim financial statements for 3 months ended 31 March 2023, the Group prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). These consolidated financial statements for the year ended 31 December 2023 are the first annual financial statements the Group has prepared in accordance with IFRS. The Group’s effective date of transition to IFRS is 1 January 2022. Refer to Note 29 for information on how the Group adopted IFRS.

In the opinion of management, these consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at 31 December 2023, 31 December 2022 and 1 January 2022 and the results of operations and cash flows for the year ended 31 December 2023 and 2022.

(b)Basis of measurement

These consolidated financial statements have been prepared on an accruals basis and are based on historical cost except for certain financial assets and liabilities which are measured at fair value. Historical cost is generally based on the fair values of the consideration given in exchange for assets.

All values in these consolidated financial statements are rounded to the nearest thousand, except where otherwise indicated.

(c)Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”, “US$” or “$”), which is the Group’s functional currency.

(d)Going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

2.Basis of accounting (continued)

(d)Going concern (continued)

As at 31 December 2023, the Group’s current liabilities exceed current assets by $201,971 thousand (31 December 2022: $17,936 thousand). The ability of the Company to continue as a going concern is dependent on a number of factors including, principally:

●	The ability of the Group to enhance the efficiencies within the mine and increase profitability;
●	The ability of the Group to achieve their operating cash flows detailed within their forecast; and
●	The ability of CMPL to produce sufficient cash inflows to fund MAL’s financing arrangements.

Management believe it is appropriate to prepare the financial statements on the going concern basis through their assessment of the Group’s expected performance over the forecast period and the appropriateness of the assumptions utilized. In addition, management have considered the ability of MAC to raise funding should this be required over the next 12 months. During the fourth quarter of 2023, MAC issued 1,827,096 Shares to investors, at a price of US$11.00 per Share, for aggregate gross proceeds of $20,098 thousand.

On 15 February 2024, the Company successfully raised A$325 million (US$210.8 million) before costs in connection with its initial public offering of shares in Australia (“IPO”).

On 16 February 2024, MAC used part of the proceeds raised under the IPO to repay in full the US$82.9 million deferred consideration facility (refer to Note 21) to Glencore in connection with the US$1.1 billion acquisition of the CSA mine and the A$196.4 million (US$127.9 million) balance will be used to:

●	Increase working capital to facilitate operational flexibility and potential production growth;
●	Provide additional funding for exploration programs and mine development at the CSA mine; and
●	Fund the costs of the IPO and other administrative costs expected to be incurred by the Company.

Therefore, management continue to adopt the going concern basis of accounting in preparing these financial statements.

3.Material accounting policy information

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

3.1Basis of consolidation

(a)Business combinations

The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (Note 26). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.1Basis of consolidation (continued)

(a)Business combinations (continued)

The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is recorded as a liability and remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in consolidated profit or loss.

(b)Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in these consolidated financial statements from the date on which control commences until the date on which control ceases.

(c)Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated.

3.2Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in consolidated profit or loss and presented within finance income or finance costs.

3.3Revenue recognition

Revenue is derived principally from the sale of goods and recognized when the performance obligations have been satisfied upon transfer of control of the goods from the Company to the customer. Revenue is measured based on consideration specified in the contract with a customer and excludes amounts collected on behalf of third parties.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.3Revenue recognition (continued)

Revenue related to the sale of goods is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control through their ability to direct the use of and obtain substantially all the benefits from the asset. The sales price is determined on a provisional basis at the date of sale as the final selling price is subject to movements in market prices up to the date of final pricing, normally ranging from 30 to 90 days after initial booking (provisionally priced sales). As the pricing only varies based on future market prices after the performance obligation has been satisfied, this is not considered to be variable consideration. The Company’s right to the consideration is unconditional as only the passage of time is required before payment is due and, therefore, the Company accounts for the receivable under IFRS 9 Financial Instruments (“IFRS 9”). Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative.

Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognized as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

The principal risks associated with recognition of sales on a provisional basis include commodity price fluctuations between the date the sale is recorded and the date of final settlement. If a significant decline in commodity prices occurs, it is reasonably possible the Company could be required to pay the difference between the provisional price and final selling price.

Revenues from the sale of silver, a by-product in the production of copper concentrate, are included within revenue from the sale of concentrate, which includes copper and silver.

The Company is responsible for providing certain shipping and insurance services to the customer, which is generally before the date at which the Company has transferred control of the goods. These services are not distinct within the context of the contract, and they are not separately identifiable from other promises within the contract. Accordingly, shipping and insurance services are not considered separate performance obligations and are treated as costs to fulfill the promise to transfer the related products. Any customer payments of shipping and handling costs are recorded within revenue. While the Company’s customer has an option to take deliveries of the goods on Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) basis, the customer generally opts for Free on Board (“FOB”) based delivery where the Company is responsible for loading the purchased goods onto the ship, and all costs associated up to that point.

3.4Finance income and finance costs

The Group’s finance income and finance costs include:

●	interest income;
●	interest expense;
●	the foreign currency gains and losses;
●	unwinding of discount on rehabilitation provision;
●	amortization of discount on convertible promissory notes;

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.4Finance income and finance costs (continued)

●	the net gain or loss on financial instruments at fair value through profit and loss (“FVTPL”);
●	the fair value gain or loss on derivative financial instruments; and
●	the fair value loss on contingent consideration classified as a financial liability.

Interest income or expense is recognized under the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or
●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

3.5Income tax

Income tax expense comprises current and deferred tax. It is recognized in consolidated profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income (“OCI”). Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 Income Taxes (“IAS 12”).

The Group has determined that the global minimum top-up tax — which it is required to pay under Pillar Two legislation — is an income tax in the scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

(a)Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

The Group assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. Inherent uncertainties exist in estimates of tax contingencies due to complexities of interpretation and changes in tax laws. For those matters where it is probable that an adjustment will be made, the Group records its best estimate of these tax liabilities, including related interest charges, taking into account the range of possible outcomes.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.5Income tax (continued)

(b)Deferred tax

Deferred tax is accounted for using the balance sheet liability method. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets and liabilities are not recognized for:

●	temporary differences on the initial recognition of assets and liabilities in a transaction that:
●	is not a business combination; and
●	at the time of the transaction (i) affects neither taxable income nor accounting profit and (ii) does not give rise to equal taxable and deductible temporary differences;
●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient future taxable profits will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

3.6Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institution, other short-term, highly liquid investments with remaining maturities at purchase of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.7Inventories

Copper-silver in concentrate and ore stockpiles are physically measured and valued at the lower of cost or net realizable value. Cost is determined using the first-in-first- out (“FIFO”) or the weighted average method and comprises material costs, labor costs, allocated production related overhead costs and includes treatment and refining cost. The cost of production is allocated to joint products using a ratio of weighted average volume by product at each month end. Separately identifiable costs of conversion of each metal concentrate are specifically allocated. Net realizable value is the estimated selling price, less estimated costs of completion and costs of selling final product. Supplies and consumables are measured using the FIFO method and work in progress inventories using the weighted average method. Financing and storage costs related to inventory are expensed as incurred.

3.8	Property, plant and equipment

(a)Recognition and measurement

Property, plant and equipment are initially recognized at cost, being the fair value of the consideration given to acquire or construct the asset, including directly attributable costs required to bring the asset to the location or to a condition necessary for operation and the direct cost of dismantling and removing the asset, less accumulated depreciation and any accumulated impairment losses.

(b)Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

(c)Depreciation

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the specific asset concerned, or the estimated remaining life of mine (“LOM”), field or lease.

Depreciation commences when the asset is available for use. The major categories of property, plant and equipment are depreciated/amortized on a Units-of-Production (“UOP”) and/or straight-line basis. Depreciation of property, plant and equipment using UOP method over the LOM is based on estimated tons including commercially recoverable reserves (proven and probable reserves) and a portion of mineral resources (measured, indicated and inferred resources).

Mineral resources are included in depreciation calculations where they are expected to be classified as mineral reserves based on high degree of confidence that they will be extracted in an economic manner.

The Company records amortization on underground mine development costs on a UOP basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The UOP method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan. Mineral resources are included in the basis of UOP method when they do not yet have the status of reserves merely because the necessary detailed evaluation work has not yet been performed and the responsible technical personnel agree that inclusion of a proportion of measured, indicated and inferred resources is appropriate based on historic reserve conversion rates. Depreciation, depletion and amortization using the UOP method is allocated to inventory cost and then included as a component of cost of goods sold.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.8	Property, plant and equipment (continued)

(c)Depreciation (continued)

The estimated useful lives for the current period is as follows:

Buildings	10 – 45 years / Straight - line
Freehold land	Not depreciated
Plant and equipment	3 – 30 years / UOP
ROU asset	2 – 30 years
Mine development	UOP

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(d)Mine development

Mine development costs include costs of acquired mineral rights and costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, and infrastructure. Mineral rights comprise mineral resources and ore reserves, which are acquired as part of a business combination and are recognized at fair value at the date of acquisition.

Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production. Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Upon completion of development and commencement of production, capitalized development costs are transferred, as required, to the appropriate plant and equipment asset category.

(e)Exploration and evaluation

Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item in the consolidated balance sheets.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.9	Property, plant and equipment (continued)

(e)Exploration and evaluation (continued)

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

(f)Assets under construction

Assets under construction are included in plant and equipment and since the assets are not yet available for use, are not depreciated.

3.9Leases

The Group recognizes a ROU asset and corresponding lease liability in the consolidated statement of financial position for all lease arrangements in which it is the lessee, except for short-term leases with a term of twelve months or less and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments from the commencement date of the lease. The lease payments are discounted using the asset and Group specific incremental borrowing rates. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect the lease payments made. The Group remeasures the lease liability, with a corresponding adjustment to the related ROU assets, whenever:

●	The lease term changes or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
●	The lease payments change due to the changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate;
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.

The ROU assets are initially recognized in the consolidated statement of financial position at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred, and expected costs for obligations to dismantle and remove ROU assets when they are no longer used. ROU assets are recognized within property, plant and equipment in the consolidated statement of financial position. ROU assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the ROU asset or the end of the lease term.

Sale and leaseback transactions

If the Group transfers an asset to another entity (the “buyer-lessor”) and leases that asset back from the buyer-lessor, the transfer contract and the lease is accounted for by applying the requirements of IFRS 16 Leases (“IFRS 16”). The Group first applies the requirements for determining when a performance obligation is satisfied in IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) to determine whether the transfer of an asset is accounted for as a sale of that asset.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.9Leases (continued)

For transfer of an asset that satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset, the Group measures the ROU asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, the Group continues to recognize the transferred asset and recognizes a financial liability equal to the transfer proceeds. The financial liability is accounted for applying IFRS 9.

3.10Financial instruments

(a)Recognition and measurement

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(b)Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as subsequently measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; FVOCI — equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

i.Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
●	how the performance of the portfolio is evaluated and reported to the Group’s management;
●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.10Financial instruments (continued)

(b)	Classification and subsequent measurement (continued)
●	how managers of the business are compensated — e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

ii.Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;
●	terms that may adjust the contractual coupon rate, including variable-rate features;
●	prepayment and extension features; and
●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in consolidated profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.10Financial instruments (continued)

(b)	Classification and subsequent measurement (continued)

Financial liabilities

Financial liabilities of the Group include trade and other payables, loans and borrowings, lease liabilities and other financial liabilities. The Group recognizes the financial liabilities at amortized cost using the effective interest rate method as they are not classified as held-for-trading, not a derivative or not designated as such on initial recognition. Interest expense and foreign exchange gains and losses are recognized in consolidated profit or loss.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(c)Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

(d)Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(e)Derivative financial instruments

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognized in consolidated profit or loss for fair value and non-hedging derivatives and recognized in consolidated other comprehensive income for derivatives designated as cash flow hedges.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVTPL. Embedded derivatives are measured at fair value with changes in fair value recognized in consolidated profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVTPL category.

More information about the Group’s accounting policies and risk management activities related to derivative financial instruments and hedge accounting is provided in Notes 22 and 23.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.11Impairment

(a)Non-derivative financial instruments

A loss allowance for expected credit losses (“ECL”) is determined for all financial assets, other than those at FVTPL and equity instruments at FVOCI, at the end of each reporting period. The ECL recognized represents a probability-weighted estimate of credit losses over the expected life of the financial instrument.

The Group applies the simplified approach to measure the loss allowance for trade receivables classified at amortized cost, using the lifetime ECL provision. The ECL on these financial assets is estimated using a provision matrix by reference to past default experience and an equivalent credit rating, adjusted as appropriate for current observable data and forward-looking information.

For all other financial assets at amortized cost, the Group recognizes lifetime ECLs when there has been a significant increase in credit risk since initial recognition, which is determined by:

●	A review of overdue amounts;
●	Comparing the risk of default at the reporting date and at the date of initial recognition; and
●	An assessment of relevant historical and forward-looking quantitative and qualitative information.

For those balances that are beyond 30 days overdue it is presumed to be an indicator of a significant increase in credit risk.

If the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-months ECL, which comprises the expected lifetime loss from the instrument were a default to occur within 12 months of the reporting date.

The Group considers an event of default has materialized and the financial asset is credit impaired when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay the Group without taking into account any collateral held by the Group or if the financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

(b)	Non-financial assets

The Group conducts, at least quarterly, an internal review of asset values which is used as a source of information to assess for any indications of impairment. Formal impairment tests are carried out when events or changes in circumstances indicate the carrying value may not be recoverable.

A formal impairment test involves determining whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs of disposal and its value in use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the Cash Generating Unit (“CGU”) level.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the consolidated profit or loss to reflect the asset at the lower amount.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.Material accounting policy information (continued)

3.11Impairment (continued)

(b)	Non-financial assets (continued)

For those assets which were impaired in prior periods, if indicators of impairment reversal exist an assessment is performed and if their recoverable amount exceeds their carrying amount, an impairment reversal is recorded in the consolidated profit or loss to reflect the asset at the higher amount to the extent the increased carrying amount does not exceed the carrying value of the asset that would have been determined had no impairment previously been recognized.

3.12Employee benefits

(a)	Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Liabilities recognized in respect of short-term employee benefits, are measured at their face value without the effect of discounting using the remuneration rate expected to apply at the time of settlement.

(b)	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

(c)	Long term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. Liabilities recognized in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date. Remeasurements are recognized in consolidated profit or loss in the period in which they arise.

(d)	Share-based payment arrangements

The fair value of the amount payable to employees in respect of cash-settled share-based payment arrangements is recognized as an expense with a corresponding increase in liabilities, recognized over the service period. The liability is remeasured at each reporting date based on the fair value of the cash-settled share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

3.13Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources embodying economic benefits that can be reliably estimated will be required to settle the liability.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost in consolidated profit and loss.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.	Material accounting policy information (continued)

3.13Provisions (continued)

Restoration, rehabilitation and decommissioning

The Group’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Group has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating license conditions, and the laws, regulations, and environment in which the mine operates.

Decommissioning liabilities are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each operation, which are adjusted to reflect inflation, and discounted to their present value. When the liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related assets to the extent that it was incurred as a result of the development/construction of the asset. Additional disturbances that arise due to further development/construction are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Costs incurred in relation to accrued rehabilitation obligations are applied against the restoration provision in the period in which such costs are incurred. Costs related to the restoration of site damage (subsequent to the start of commercial production) that occurs on an ongoing basis during production are provided for and recognized in profit or loss as extraction progresses.

3.14Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories (IAS 2) or value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

3.15Goods and services tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”), except:

●	where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense; or
●	for receivables and payables which are recognized inclusive of GST.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.	Material accounting policy information (continued)

3.15Goods and services tax (continued)

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the consolidated statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

3.16Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency.

It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

3.17Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after 1 January 2023 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

(a)	Classification of liabilities as current or non-current and non-current liabilities with covenants (Amendments to IAS 1)

The amendments, as issued in 2020 and 2022, aim to clarify the requirements on determining whether a liability is current or non-current, and require new disclosures for non-current liabilities that are subject to future covenants. The amendments apply for annual reporting periods beginning on or after 1 January 2024.

As disclosed in Note 18, the Group has certain loans and borrowings that are subject to specific covenants. While a portion of these liabilities are classified as non-current at 31 December 2023, a future breach of the related covenants may require the Group to repay the liabilities earlier than the contractual maturity dates. The Group has preliminarily assessed the potential impact of the amendments to IAS 1 and expects that the adoption of the amendments will result in a change to the presentation of the Group’s warrant liabilities from non-current to current in nature.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

3.	Material accounting policy information (continued)

3.17Accounting standards issued but not yet effective (continued)

(b)Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on the Group’s consolidated financial statements.

●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).
●	Lack of Exchangeability (Amendments to IAS 21).

4.Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management commitments, where appropriate. Revisions to estimates are recognized prospectively.

Significant judgements, estimates and assumptions

Information about assumptions and estimation uncertainties at 31 December 2023 and judgements made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements are as follows:

Business combination (Note 26)

Assets and liabilities of subsidiaries acquired are included at their fair value at the time of acquisition. Such valuations require management to make significant estimates and assumptions, especially with respect to property, plant and equipment, which includes mineral properties, and inventory. With the assistance of an independent third-party, management has made assumptions and estimates on the future CSA mine production profile, commodity prices and discount rates. The discounted cash flow model used to determine the fair value of the property, plant and equipment property considers forecasted production and sales, which is derived from the acquired businesses life of mine model, which includes reserves and resources as well as (in limited circumstances) uncategorized material for which there is a high degree of confidence that this inventory will be extracted in an economic manner. The fair value of the inventories uses the historical net book value for supplies and consumables on hand as an appropriate proxy for fair value. Finished inventories have been valued by starting at the assumed commodity price at the time of expected sale, deducting all remaining costs required to produce and sell these inventories and allowing for an appropriate selling margin and estimated costs to complete. Management’s estimates of fair value are based on reasonable assumptions, but those are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

In a business combination, it is necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts, as a liability. For the acquisition of CMPL, the contingent and deferred consideration is linked to a formula depending on an additional capital raise or an Australian Stock Exchange (“ASX”) listing of the Company, certain copper price thresholds, and/or net smelter returns of all marketable and metal-bearing copper material from the acquired business over the mining tenure/life of CSA mine.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

4.Use of judgements and estimates (continued)

Significant judgements, estimates and assumptions (continued)

For determination of the fair value of contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, future copper prices, estimated net smelter returns from all marketable and metal-bearing copper material produced from the CSA mine and assumptions regarding the discount rate.

Depreciation based on UOP basis (Note 14)

Assets depreciated on a UOP basis rely heavily on estimated production units. In calculating the appropriate production level, management rely on life of mine (LOM) plans containing production levels and costs. Estimated production units include commercially recoverable reserves (proven and probable reserves) and other mineral resources (measured, indicated and inferred resources) that can be economically and legally extracted from the CSA mine. Other mineral resources have been included in estimated production units (beyond just the proven and probable reserves) when management has sufficient confidence, for the purpose of determining economic life of certain assets, that these resources will be converted into proven and probable reserves. This determination is based on proven historical conversion rates through further drilling and a historical track record of life of mine extensions and replenishment of reserves.

The estimation of production units requires significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data based on the size, depth and shape of an ore body, and requires complex geological assessments to interpret that data. Furthermore, in order to determine the production units, estimates and assumptions are also required about a range of technical and economic factors such as estimates of commodity prices, future capital requirements, quantities, grades, production techniques, recovery and conversion rates, production costs, etc. Therefore, the Group uses both internal and external technical experts to estimate the production units from CSA mine.

This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. As such changes in production units may affect the life of mine and depreciation rates thereby impacting the Group’s consolidated financial results and consolidated financial position for future periods.

The estimates and assumptions contained within the life of mine plans are reviewed regularly by management. Any changes in the life of mine plans are reflected in the depreciation rates on a prospective basis.

Amortization (Note 14)

Property, plant and mine development comprise a large portion of the Company’s total assets and as such the amortization of these assets has a significant effect on the Company’s consolidated financial statements. Amortization is charged according to the pattern in which an asset’s future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset’s useful life. Actual useful lives and residual values may differ significantly from current assumptions.

Mineral inventories (Note 14)

The Company's life of mine plan includes mineral reserves and mineral resources, which are estimates of the amount of ore that can be extracted from the Company’s mining properties. The estimates are based on information compiled by “competent persons” as defined under the JORC Code. Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

4.Use of judgements and estimates (continued)

Significant judgements, estimates and assumptions (continued)

In limited circumstances, the life of mine plan also includes other mining inventory relating to uncategorized material, which is included only to the extent there is a high degree of confidence that this inventory will be extracted in an economic manner. This is the case when the other mining inventory does not yet have the status of ore reserve or resource merely because the necessary detailed evaluation work has not yet been performed, however the responsible technical personnel and competent persons agree that the inclusion of a portion of this material is appropriate based on historical conversation rates.

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company’s consolidated balance sheets and consolidated statements of income, including:

●	The carrying value of the Company’s property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;
●	Depreciation charges in the consolidated statements of income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;
●	Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and
●	Total mining inventory, including reserves, resources and (where appropriate) other uncategorized materials is used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

Impairment and impairment reversal (Note 14)

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of an asset or a CGU is determined at the higher of value in use and fair value less costs of disposal.

The recoverable amount for each CGU is estimated based on discounted future estimated cash flows (expressed in real terms) expected to be generated from the continued use of the CGUs using market-based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, including any expansion projects, and its eventual disposal, based on the CGU LOM plans. These cash flows are discounted using a real post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

Restoration, rehabilitation and decommissioning (Note 19)

A provision for future restoration, rehabilitation and decommissioning costs requires estimates and assumptions to be made around the relevant regulatory framework, the magnitude of the possible disturbance and the timing, extent and costs of the required closure and rehabilitation activities. Most of these rehabilitation and decommissioning events are expected to take place many years in the future and the currently estimated requirements and costs that will have to be met when the restoration event occurs are inherently uncertain and could materially change over time. In calculating the appropriate provision for the expected restoration, rehabilitation or decommissioning obligations, cost estimates of the future potential cash outflows based on current studies of the expected rehabilitation activities and timing thereof, are prepared.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

4.Use of judgements and estimates (continued)

Significant judgements, estimates and assumptions (continued)

These forecasts are then discounted to their present value using a risk-free rate specific to the liability and the currency in which they are denominated.

Any changes in the expected future costs are initially reflected in both the provision and the asset (included within plant and equipment classification) and subsequently in the profit and loss over the remaining economic life of the asset through the depreciation charge. As the actual future costs can differ from the estimates due to changes in laws, regulations, technology, costs and timing, the provisions including the estimates and assumptions contained therein are reviewed regularly by management.

Derivative instruments (Note 23)

The Company has issued warrants as further described in Note 23 of these financial statements. The Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. The fair value of the Company’s Public Warrants is based on their quoted price on the NYSE. The Company has determined that the closing price of the Public Warrants is an appropriate estimate for the fair value of Private Placement Warrants due to a make-whole provision in the contractual terms of the Private Placement Warrants Agreement. The fair value of the Company’s warrants subscription agreement (the “Mezz Warrants”) is determined using a Monte Carlo simulation model requiring such inputs as the Company’s share price, share price volatility, risk-free rates of return, and expected life of the Mezz Warrants. Share price volatility was estimated by using a weighting of the average historical volatility of comparable companies from a representative peer group of publicly traded companies.

The Company has employed a silver future curve simulation valuation model to estimate the fair value of the silver stream embedded derivative, using as key inputs the anticipated silver deliveries contained within the life of mine plans, and the Company’s credit spread.

The Company has employed a copper future curve simulation valuation model to estimate the fair value of the copper stream embedded derivative, using as key inputs the anticipated copper deliveries contained within the life of mine plan, copper price volatility, and the Company’s credit spread.

The Company has employed a Monte-Carlo simulation model to estimate the fair value of the Mezz Facility embedded derivative, notably the fair value of the prepayment option, using as key inputs the risk-free rate, copper price volatility, copper price forward curve, and the Company’s credit spread.

The Company has employed the mark-to-market calculation method to estimate the fair value of the commodity swap liability derivative, using as key inputs the copper future curve and the USD SOFR discount curve.

Deferred tax (Note 9)

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse, and a judgement as to whether there will be sufficient taxable income available to offset the tax assets when they do reverse. These judgements and estimates are subject to risk and uncertainty and therefore, to the extent assumptions regarding future profitability change, there can be a material increase or decrease in the amounts recognized in the consolidated statement of income in the period in which the change occurs. The recoverability of the Group’s deferred tax assets including the estimates and assumptions contained therein are reviewed regularly by management.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

5.Segment information

The chief operating decision maker has been identified as the Chief Executive Officer (“CEO”). The CEO makes decisions with respect to allocation of resources and assesses performance of the Group. The Group is organized and operates in one single operating segment focused on the mining and production of copper and silver from the CSA mine. As such the performance of the Group is assessed and managed in totality.

6.Revenue

	Year ended 31 December
US$ thousand	2023	2022
Sale of commodities – Copper	153,530	—
Sale of commodities – Silver	5,469	—
Total	158,999	—

Revenue is derived principally from the sale of commodities, recognized once the control of the goods has transferred from the Group to the customer.

Products of the Group may be provisionally priced at the date revenue is recognized. Revenue from sale of commodities includes $0.1 million (2022: $nil) of mark - to - market related adjustments on provisionally priced sales arrangements.

As at 31 December 2023, the Group had 2,680.34 payable copper metal tons of provisionally priced copper sales subject to final pricing over the next several months. The average provisional price per ton of these provisionally priced sales subject to final pricing is $8,451.90. Impact of provisionally priced sales is accounted under IFRS 9. Final settlements are recognized within revenue.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

7.Expenses by nature

		Year ended 31 December
US$ thousand	Note	2023	2022
Change in production stock		12,209	—
Consumables and other production purchases		12,877	—
Repairs and maintenance		7,864	—
Energy and utilities		7,849	—
Employee benefits		24,257	—
Contractors		12,838	—
Depreciation on property, plant and equipment	14	46,659	—
Insurance		4,962	—
Others		11,651	—
Cost of goods sold		141,166	—

Acquisition costs	26	60,321	7,521
Employee benefits		5,866	224
Legal and professional fees		10,054	1,579
Initial public offering related costs		831	—
Insurance		1,928	325
Others		607	324
Administrative expenses		79,607	9,973

Transportation		3,410	—
Others		8,011	—
Selling and distribution expenses		11,421	—

Total cost of goods sold, administrative and selling and distribution expenses		232,194	9,973

Contributions made to defined contribution plans for year ended on 31 December 2023 were $2,650 thousand (2022: $nil). These contributions are recognized as a part of employee benefits.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

8.Finance income and costs

		Year ended 31 December
US$ thousand	Note	2023	2022
Finance income
Income from marketable securities		5,365	3,753
Realized gain on stream		83	—
Total finance income		5,448	3,753

Finance costs
Interest expense under the effective interest rate method on:
– Loans and borrowings		(39,027)	(20,234)
– Other financial liabilities		—	—
– Lease liabilities		(555)	—
Unwinding of discount on rehabilitation provision	19	(1,028)	—
Commodity swap loss		(576)	—
Foreign exchange loss		(1,617)	—
Total finance costs		(42,803)	(20,234)

Net change in fair value measurements of financial instruments
Change in fair value of:
– Warrant liability	23	(21,984)	1,477
– Embedded derivative – copper and silver stream agreements	23	(195)	—
– Embedded derivative – mezzanine debt facility	23	(8,464)	—
– Embedded derivative – conversion option	23	—	7
– Contingent liability – royalty deed	23	(855)	—
– Contingent liability – copper consideration	23	(3,200)	—
– Commodity swaps	23	(12,559)	—
Total net change in fair value of financial instruments		(47,257)	1,484

Net finance costs		(84,612)	(14,997)

9.Income taxes

(a)Amounts recognized in profit or loss

	Year ended 31 December
US$ thousand	2023	2022
Current income tax expense	—	—
	—	—

Deferred tax benefit
Origination and reversal of temporary differences	(15,006)	—
	(15,006)	—
Total income tax benefit	(15,006)	—

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

9.Income taxes (continued)

(b)Reconciliation of income tax expense

	Year ended 31 December
US$ thousand	2023	2022
Loss before income tax for the year	(159,560)	(24,970)
Total tax benefit	(15,006)	—
Loss after income tax	(144,554)	(24,970)

Tax using the statutory rate of 30% (2022 – nil%)	—	—
Tax effects of foreign jurisdiction (Australia):
Tax at the Australian tax rate of 30% (2022 – Cayman Island nil%)	(47,868)	—
Tax rate differential	16,792	—
Non-deductible expenses	16,070	—
Income tax benefit	(15,006)	—

(c)Movement in deferred tax balances

		Acquired
		through	Recognized
	Net balance	business	in profit or	Net balance	Deferred tax	Deferred tax
US$ thousand	at 1 January 2023	combination	loss	at 31 December 2023	assets	liabilities
Inventories	—	491	(5,162)	(4,671)	—	(4,671)
Property, plant and equipment	—	(148,782)	447	(148,335)	—	(148,335)
Lease liability	—	151	4,591	4,742	4,742	—
Provisions	—	12,111	49	12,160	12,160	—
Tax losses	—	—	7,618	7,618	7,618	—
Other	—	—	7,463	7,463	7,463	—
Net tax assets/(liabilities)	—	(136,029)	15,006	(121,023)	31,983	(153,006)

The Jersey parent entity is subject to a tax rate of 0% under the Jersey tax regime and thus no income tax is recorded.

All wholly owned Australian controlled entities are part of a Multiple Entry Tax Consolidated Group (MEC Group), with MAC Australia as the provisional head company. All other Eligible Tier 1 companies in the MEC Group are dormant. As a consequence, all members of the MEC Group are taxed as a single entity. The MEC Group is referred to below as MAC-Sub.

As at and for the year ended 31 December 2022, the Group was considered to be an exempted Cayman Islands company with connection to Australia via MAC-Sub as a taxable jurisdiction. MAC-Sub was a dormant entity as at and during the year ended 31 December 2022 and the Group was therefore not subject to income taxes or income tax filing requirements in the Cayman Islands or United States for financial year ended on 31 December 2022. MAC-Sub as an Australian tax resident company was required to notify the Australian Taxation Office that it was dormant, did not have taxable income and was not required to lodge a tax return for the year ended 31 December 2022 and did so in the time required. As such, the Group’s tax provision was zero as at 31 December 2022.

Unrecognized deferred tax assets and liabilities

MAC-Sub does not have any unrecognized deferred tax assets or liabilities.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

9.Income taxes (continued)

(c)Movement in deferred tax balances (continued)

Tax losses carried forward

MAC-Sub has income tax losses of $25,392 thousand for the year ended 31 December 2023. These tax losses have no expiry. To the extent to which it has tax losses, it will need to satisfy certain tests in order to be able to utilize those tax losses in future years. A deferred tax asset has been recognized on the tax losses to offset the deferred tax liability arising from the inventory and property, plant and equipment.

Income tax judgements and contingent tax liabilities

The Group does not have any contingent tax liabilities or uncertain tax positions for the year ended 31 December 2023.

10.Earnings per share

Basic income / (loss) per share is calculated based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period ended 31 December 2023, and 2022. In periods with positive earnings, the calculation of diluted net income per share uses the treasury stock method to compute the dilutive effects of warrants, convertible debt, and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic net loss per share, as the effect of potential issuances of shares from potentially dilutive instruments would be anti-dilutive.

The following table provides a reconciliation between basic and diluted net loss per share:

	Year ended 31 December
	2023	2022
Net loss (in US$)	(144,554,000)	(24,970,000)
Weighted average ordinary shares outstanding (in numbers)	29,912,257	6,628,695

Net loss per ordinary share (in US$):
Basic	(4.83)	(3.77)
Diluted	(4.83)	(3.77)

For the year ended 31 December 2023, the computation of diluted net loss per share excluded the impact of 8,838,260 Public warrants (2022: 8,838,260), 6,535,304 Private warrants (2022: 6,335,304), and 3,187,500 warrants related to the Mezzanine debt (2022: nil) as their effect would be anti-dilutive.

11.Cash and cash equivalents

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Bank balances	32,372	42	955
	32,372	42	955

The Senior Syndicated Facility Agreement (“SFA”) requires the Company to maintain a minimum cash and cash equivalent investment balance (as defined in the SFA) of $30,000 thousand. This includes any undrawn and available portion of the $25,000 thousand revolving credit facility (“Facility B”) (Refer Note 18).

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

11.Cash and cash equivalents (continued)

As of 31 December 2023, cash and cash equivalents includes $30,000 thousand (2022: $nil) that should be kept for the fulfilment of the SFA’s minimum cash and cash equivalent investments balance requirement (as defined in the SFA). Facility B is fully drawn as of 31 December 2023.

12.Trade and other receivables

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Indirect tax receivable	1,781	—	—
Other receivables	5	53	—
Trade receivable due from related parties	31,456	—	—
	33,242	53	—

Trade receivable due from related parties are subject to provisional pricing feature of the Group’s revenue contracts.

The average credit period on sale of goods on credit is 14 days.

Information about the Group’s exposure to credit and market risks is included in Note 22.

13.Inventories

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Current
Supplies and consumables	15,570	—	—
Work in progress	482	—	—
Finished goods	5,476	—	—
Total current	21,528	—	—

Non-current
Supplies and consumables	300	—	—
Total non-current	300	—	—
Total inventories	21,828	—	—

As part of the acquisition of CMPL, the Group recognized inventories of $32,893 thousand (Refer Note 26).

During the year ended on 31 December 2023, the decrease in inventories amounting to $28,764 thousand (2022: $nil) was recognized in ‘cost of production’.

At 31 December 2023, all inventory is measured at cost and $1,393 thousand of inventory write-downs were recognized.

Inventories that are not expected to be utilized or sold within 12 months are classified as non-current inventory and held in Australia.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

14.Property, plant and equipment

Reconciliation of carrying amount

	Freehold land	Plant and	Right-of-use	Mine
US$ thousand	and buildings	equipment	assets	development	Total
Cost
Balance as of 1 January 2023	—	—	—	—	—
Acquired through business combination	8,559	293,348	395	913,961	1,216,263
Additions	—	7,725	18,254	17,100	43,079
Disposals	—	(16,564)	—	—	(16,564)
Other movements*	—	—	—	(1,204)	(1,204)
Balance as of 31 December 2023	8,559	284,509	18,649	929,857	1,241,574

Accumulated depreciation
Balance as of 1 January 2023	—	—	—	—	—
Depreciation for the period	338	11,290	2,077	32,954	46,659
Balance as of 31 December 2023	338	11,290	2,077	32,954	46,659

Carrying amounts
As of 1 January 2022	—	—	—	—	—
As of 31 December 2022	—	—	—	—	—
As of 31 December 2023	8,221	273,219	16,572	896,903	1,194,915

*Other movements consists of decrease in rehabilitation.

As part of the acquisition of CMPL, the Group recognized property, plant and equipment of $1,216,263 thousand (Refer Note 26). All property, plant and equipment is located in Australia. In addition, exploration & evaluation expenditure of $17,918 thousand was recognized as part of the acquisition.

As part of a sale and leaseback arrangement for certain underground equipment, the Group recognized ROU asset amounting to $15,733 thousand (Refer Note 17).

No impairment loss was recognized for the year ended on 31 December 2023 as no indicators of impairment were identified.

Depreciation charges on right-of-use assets are made up of right-of-use plant and equipment depreciation of $1,876 thousand and leased buildings depreciation of $201 thousand.

Exploration and evaluation expenditure immediately expensed to cost of goods sold in the statement of profit or loss and other comprehensive income amounted to $1,438 thousand (2022: $nil).

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

15.Investments

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Marketable securities held in trust account	—	268,909	265,156
	—	268,909	265,156

Marketable securities represent the net proceeds from the Company’s IPO held prior to initial Business Combination. These funds were held in a trust account and were invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under the Investment Company Act. Upon completion of the initial Business Combination, these funds were released to the public shareholders of Class A ordinary shares who elected to redeem their Class A ordinary shares, subject to certain limitations.

16.Trade and other payables

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Trade payables due to third parties	14,447	927	604
Trade payables due to related parties	15,000	—	—
Advances received	20	—	—
Accrued expenses	53,764	—	—
Interest payable	3,136	—	—
Mining royalty	3,554	—	—
	89,921	927	604

Information about the Group’s exposure to market and liquidity risks in included in Note 22.

Trade payables

Trade payables are obligations to pay for goods and services. Trade payables have an average payment period of 23 days depending on the type of goods and services and the geographic area in which the purchase transaction occurs and the agreed terms. The carrying value of trade payables approximates fair value.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

17.Lease liabilities

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Current lease liability	5,848	—	—
Non-current lease liability	9,958	—	—
	15,806	—	—

Sale and leaseback of underground equipment

During the year ended 31 December 2023, in connection with the Acquisition, the Group entered into a sale and leaseback arrangement for certain underground equipment for total proceeds of $16,564 thousand. The equipment will continue to be used over the 3-year lease term. As a result of the sale and leaseback transaction, the Group recognized a lease liability and a corresponding right-of-use asset in the amount of $15,733 thousand. As total proceeds from the sale of the equipment exceeded the fair value of the equipment at the time of sale, the transaction included a financing arrangement and the Group recognized a financial liability in the amount of $609 thousand (Refer Note 21).

Amounts recognized in consolidated statement of profit or loss and other comprehensive income

	31 December	31 December
US$ thousand	2023	2022
Interest on lease liabilities	555	—
Depreciation on ROU assets	2,077	—
	2,632	—

Amounts recognized in statement of cashflows

	31 December	31 December
US$ thousand	2023	2022
Cash outflow from financing activities
Payment for lease liabilities	3,684	—
Total cash outflow for leases	3,684	—

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

17.Lease liabilities (continued)

Leases reconciliation

US$ thousand
Balance as of 1 January 2023	—

Additions to ROU assets	18,254
Additions from acquisition of subsidiary	504

Changes from financing activities:
Repayment of lease liabilities	(3,684)

Other changes:
Interest expense	555
Foreign exchange movements	177

Balance as of 31 December 2023	15,806

Lease payment maturity analysis (undiscounted)

	Year ended 31 December
US$ thousand	2023	2022

Within 1 year	1,010	—
1 - 2 years	884	—
2 - 3 years	625	—
More than 3 years	—	—
Total	2,519	—

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings

The following table shows the carrying amounts of the Group’s loans and borrowings as at 31 December 2023, 31 December 2022 and 1 January 2022.

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Current
Mezzanine debt facility	—	—	—
Senior syndicated facility agreement	53,240	—	—
Copper purchase agreement	6,414	—	—
Silver purchase agreement	9,255	—	—
Promissory note – related party	—	786	—
	68,909	786	—

Non-current
Mezzanine debt facility	85,567	—	—
Senior syndicated facility agreement	154,676	—	—
Copper purchase agreement	78,404	—	—
Silver purchase agreement	61,319	—	—
	379,966	—	—
	448,875	786	—

The loans and borrowings were drawn down as general loans and borrowings. Therefore, borrowing costs are not capitalized.

The following table provides a reconciliation of movement in loans and borrowings for the years ended 31 December 2023 and 2022.

	Year ended 31 December
US$thousand	2023	2022
Balance as of 1 January	786	—
Issue of promissory note	—	786
Amounts borrowed during the year classified
as loans and borrowings	458,637	—
Interest capitalized to loans and borrowings	10,339	—
Finance costs and loan arrangement fees deducted from borrowings	(13,343)	—
Amortization expense	10,431	—
Adjustment for recognition of Copper Purchase agreement
derivative liability	4,430	—
Repayment of loans and borrowings	(21,619)	—
Conversion of promissory note to Private Placement Warrants	(786)	—
Balance as of 31 December	448,875	786

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings

Mezzanine Debt Facility

On 10 March 2023, MAC Australia entered into a mezzanine debt facility loan note subscription agreement (the “Mezz Facility”) with Sprott Private Resource Lending II (Collector-2), LP (the “Lender”) and Sprott Resource Lending Corp., as agent and security trustee for the Lender, to provide a mezzanine loan facility to finance, in part, the initial Business Combination.

The Mezz Facility provides for, among other things, $135,000 thousand total funding available to the Group with a maturity of 16 June 2028. The interest on the Mezz Facility will be paid on a quarterly basis and is calculated as the aggregate of (i) the Interest Rate Margin and (ii) the greater of the 3-month term Secured Overnight Financing Rate (“SOFR”) or 2.00% per annum. The Interest Rate Margin is calculated based on the copper price on the first day of each calendar quarter as quoted on the London Metal Exchange (“LME”). The variation in the copper price will determine the margin rate as well as the composition of interest payments (being either cash and/or capitalized to the principal, provided no event of default) as described below:

LME Copper Price	Margin	Payment
<$3.40/LB	12.00%	100% capitalized / 0% cash
>$3.40/lb to $3.85/lb	10.00%	60% capitalized / 40% cash
>$3.85/lb	8.00%	0% capitalized / 100% cash

In connection with the Mezz Facility, MAC Australia entered into the Mezz Warrants with Sprott Private Resource Lending II (Collector-2), LP (the “Warrant Subscriber”) for 3,187,500 transferrable share purchase warrants issued by the Company, with each whole warrant entitling the holder to purchase one ordinary share in the Company with a par value of $0.0001 per share, subject to customary anti-dilution terms. The Mezz Warrants will be fully transferrable and will last for the full term of the Mezz Facility with an exercise price of $12.50 per share. Upon exercise, the Company may either (i) net cash settle the Mezz Warrants, or (ii) direct the holder to offset the exercise price against the outstanding principal amount of the Mezz Facility. The holder has the option to convert to shares. The Company may elect to accelerate the exercise date for the Mezz Warrants if the Company’s ordinary shares are quoted on a recognized stock exchange with a trading price over two times the exercise price for twenty consecutive trading days. The Mezz Warrants are classified and accounted for as derivative liabilities at fair value through profit or loss (Note 23).

A redemption of the Mezz Facility may be initiated at the option of MAC Australia at any time upon 5 days written notice after the second anniversary of the date the loan was made (the “Utilization Date”). MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest plus a prepayment interest premium in an amount equal to 4.00% of the aggregate principal amount of the Mezz Facility being prepaid on or after the second anniversary of the Utilization Date but prior to the third anniversary of the Utilization Date. MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest (without any premium) on or after the third anniversary of the Utilization Date.

The Mezz Facility was fully drawn on the Utilization Date of 15 June 2023, to finance, in part, the initial Business Combination. The Mezz Facility has been accounted for as a financial liability and the embedded derivatives in relation to the interest rate margin and the voluntary prepayment option have been bifurcated and recognized collectively as a compound embedded derivative.

On initial recognition, the gross proceeds were first allocated to the fair value of the Mezz Warrants and the fair value of the compound embedded derivative in the amounts of $13,665 thousand and $42,098 thousand, respectively, with the residual amount of $79,237 thousand allocated to the financial liability.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings (continued)

Subsequent to initial recognition, the financial liability is measured at amortized cost. The compound embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of profit and loss. As at 31 December 2023, the fair value of the compound embedded derivative was $42,635 thousand. The Mezz Warrants are classified and accounted for as derivative liabilities, and are recorded at fair value each reporting period with changes reflected in the consolidated statement of profit and loss. As at 31 December 2023, the fair value of the Mezz Warrants was $16,906 thousand (Note 23).

The discount and transaction costs incurred on utilization of the Mezz Facility amounted to $3,700 thousand, of which $100 thousand and $300 thousand have been allocated to the Mezz Warrants and compound embedded derivative, respectively, and recognized in net income (loss) during the year ended 31 December 2023. $3,300 thousand of transaction costs have been allocated to the financial liability and offset against the carrying amount of the financial liability and are being amortized to net income (loss) using the effective interest rate method.

Senior Syndicated Facility Agreement

On 28 February 2023, MAC Australia entered into a syndicated facility agreement (“SFA”) with Citibank, N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch, and National Bank of Canada (collectively, the “Senior Lenders”) and Citi securities Limited, as agent for the Senior Lenders, to provide a senior syndicate loan facility to finance, in part, the initial Business Combination. The obligations of MAC Australia under the SFA are guaranteed by the Company (the “Guarantor”).

The SFA provides for, among other things, two credit facilities (collectively, the “Senior Facilitates”) as follows:

●	a $205,000 thousand initial Business Combination term loan (“Facility A”) that can be used to finance, in part, the initial Business Combination, requires quarterly repayments that are sculpted as necessary to meet a Debt Service Cover Ratio minimum of 1.50x (“Facility A Repayment Instalments”) but can be mandatorily repaid by way of a ‘sweep’ of excess cash available to MAC Australia and each of its subsidiaries such that on the last day of each quarter, MAC Australia must apply 30% of all excess cash in repayment of Facility A applied in inverse order of maturity, and is fully amortized over a notional 5 year loan life based on agreed financial modelling as described in the SFA; and
●	a $25,000 thousand revolving credit facility (“Facility B”) that can be used only for general corporate purposes post-closing of the initial Business Combination, requires repayments such that all loans under Facility B are repaid on or before the date that is three years after the date of financial close under the SFA (the “Termination Date”).

The rate of interest for Facility A and B is calculated as the aggregate of (i) the margin equal to a fixed amount of 3.0% per annum, and (ii) the greater of zero or the secured overnight financing rate (“SOFR”) for such day. The SFA also specifies a default interest rate of an additional 2% per annum for overdue payments.

In connection with the SFA, MAC Australia was required to enter into hedging arrangement (commodity swap arrangements) to hedge the price risk for a minimum of 30% of scheduled copper production. The hedge agreements were entered into as of 1 July 2023 and expire 31 May 2026. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. Refer to Note 23(e) for further details on the hedge arrangements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings (continued)

A redemption of Facility A may be initiated at the option of MAC Australia at any time upon 5 days written notice. MAC Australia may prepay the whole or any part of Facility A, but, if in part, being an amount that reduces the amount of Facility A by a minimum amount of $500 thousand, and integral multiples thereof. Any prepayment shall be made together with accrued interest on the amount prepaid. At the option of MAC Australia, each prepayment may be applied against the remaining Facility A Repayment Instalments in inverse chronological order or pro-rata by the amount of the prepayment.

In addition, a redemption of Facility B may be initiated at the option of MAC Australia at any time upon 5 days written notice. MAC Australia may prepay the whole or any part of Facility B, but, if in part, being an amount that reduces the amount of Facility B by a minimum amount of $2,000 thousand. Any prepayment shall be made together with accrued interest on the amount prepaid.

The prepayment options were determined to have economic characteristics and risks that are closely related with the host debt contracts of Facility A and Facility B, respectively, and therefore, were not accounted for as separate financial instruments.

The principal amount of Facility A was fully utilized on 14 June 2023, to finance, in part, the initial Business Combination. The discount and transaction costs incurred on utilization of Facility A totaling $10,000 thousand have been offset against the carrying amount of Facility A and are being amortized to net income (loss) using the effective interest rate method.

The principal amount of Facility B was fully utilized on 15 September 2023, to finance working capital requirements.

Copper Purchase Agreement

On 20 March 2023, the Company entered into a copper purchase agreement (the “Copper Stream”) with Osisko. Under the terms of the Copper Stream effective 16 June 2023 (the “Closing Date”), in exchange for an upfront cash deposit of up to $75,000 thousand (the “Available Copper Deposit”), the Company is required to deliver to Osisko an amount refined copper equal to the Copper Stream Percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA mine during the life of the mine. On 16 June 2023, the full amount of the Available Copper Deposit was drawn to finance, in part, the initial Business Combination. As of 31 December 2023, the Company has made no deliveries towards the Copper Stream with Osisko.

For the purposes of the Copper Stream, the “Copper Stream Percentage” shall mean during the following periods:

Time Period	Copper Stream Percentage
16 June 2023 to 16 June 2024	0%
17 June 2024 to 16 June 2028	3% (the “First Stream Percentage”)
17 June 2028 until 33,000 metric tons of refined copper delivered to Osisko (the “Threshold Quantity”)	4.875% (the “Second-Threshold Stream Percentage”)
Thereafter from the date that the Threshold Quantity has been met	2.25% (the “Tail Stream Percentage”)

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings (continued)

The Company may elect to reduce the Copper Stream Percentage and the Threshold Quantity on 16 June 2028 to the following amounts and percentages upon making a one-time payment of $40,000 thousand or $20,000 thousand, respectively (the “Buy-Down Option”). The Buy-Down Option is an embedded derivative measured at fair value taking into account the likelihood of the Group exercising the option.

	Buy-Down Option 1	Buy-Down Option 2
Buy-Down Amount	$40 million	$20 million
Second-Threshold Stream Percentage	3.25%	4.0625%
Tail Stream Percentage	1.50%	1.875%
Threshold Quantity	23,900 tons	28,450 tons

In addition to the Copper Deposit, the Group will receive ongoing cash payments for refined copper delivered equal to 4% (the “Copper Cash Price”) of the cash settlement price for one ton of refined copper quoted by the LME on the date prior to the date of delivery (the “Copper Market Price”). Until the Copper Deposit is reduced to $nil, the difference between the Copper Market Price and the Copper Cash Price will be credited against the outstanding Copper Deposit. After the Copper Deposit is reduced to $nil, the Company will receive only the Copper Cash Price for each ton of refined copper delivered.

The Copper Stream has been accounted for as a financial liability and the embedded derivatives in relation to the embedded copper price within the agreement and the Buy-Down Option have been bifurcated and recognized collectively as a compound embedded derivative.

On initial recognition, the financial liability was recognized in the amount of $79,430 thousand inclusive of the compound embedded derivative recognized at its fair value in the amount of $4,430 thousand.

Subsequent to initial recognition, the financial liability is measured at amortized cost. The Company measures the liability at the present value of its expected future amounts of the deliveries at each reporting period. The compound embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of operations. As at 31 December 2023, the fair value of the compound embedded derivative was $773 thousand (Note 23).

Interest expense is calculated by applying the effective interest rate of 12.21% to the financial liability.

Silver Purchase Agreement

On 20 March 2023, the Company entered into the Silver Stream with Osisko. Under the terms of the Silver Stream effective 16 June 2023 (the “Closing Date”), in exchange for an upfront cash deposit of $75,000 thousand (the “Silver Deposit”), the Company is required to deliver to Osisko an amount of refined silver equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA mine during the life of mine. As of 31 December 2023, the Company has made silver deliveries of $7,749 thousand towards the Silver Stream with Osisko.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings (continued)

In addition to the Silver Deposit, the Company will receive ongoing cash payments for refined silver delivered equal to 4% (the “Silver Cash Price”) of the silver price on the LBMA for one ounce of refined silver on the day prior to the date of delivery (the “Silver Market Price”). Until the Silver Deposit is reduced to $nil, the difference between the Silver Market Price and the Silver Cash Price will be credited against the outstanding Silver Deposit. After the Silver Deposit is reduced to $nil, the Company will receive only the Silver Cash Price for each ounce of refined silver delivered.

The Silver Stream has been accounted for as a financial liability with an embedded derivative which relates to the embedded silver price within the agreement.

On initial recognition, the fair value of the embedded derivative was $nil, and the gross proceeds of $75,000 thousand were entirely allocated to the financial liability.

Subsequent to initial recognition, the financial liability is measured at amortized cost. The Company measures the liability at the present value of its expected future amounts of deliveries at each reporting period. The embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of operations. As at 31 December 2023, the fair value of the embedded derivative was $3,090 thousand (Note 23).

Interest expense is calculated by applying the effective interest rate of 8.57% to the financial liability.

Promissory Notes — Related Party

On 25 October 2022, MAC issued an unsecured promissory note (“the October 2022 Note”) to the Sponsor, pursuant to which MAC borrowed the maximum of $300 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The October 2022 Note bore no interest and all unpaid principal under the October 2022 Note was due and payable in full the earlier of (i) 2 August 2023 and (ii) the consummation of the initial Business Combination.

On 21 December 2022, MAC issued an unsecured promissory note (the “December 2022 Note”) to the Sponsor pursuant to which MAC was eligible to borrow up to $1,255 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The December 2022 Note bore no interest and all unpaid principal under the December 2022 Note was due and payable in full on the earlier of (i) 2 August 2023 and (ii) the initial Business Combination.

During the year ended 31 December 2023, the Company fully repaid the principal under the October 2022 Note and December 2022 Note.

Working Capital Loans - Convertible Promissory Note from Related Party

To finance transaction costs in connection with the initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors of MAC were permitted, but were not obligated to, loan funds (the “Working Capital Loans”). The loans were payable upon the initial Business Combination. Up to $1,500 thousand of such Working Capital Loans were convertible into Private Placement Warrants of the Company at a price of $1.50 of principal per warrant, at the option of the lender. Such warrants were identical to the Private Placement Warrants. There were no Working Capital Loans outstanding as at 31 December 2023, 31 December 2022 and 1 January 2022.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings (continued)

On 6 May 2022, MAC entered into a convertible promissory note agreement (the “2022 Sponsor Convertible Note”) with the Sponsor pursuant to which the Sponsor agreed to loan MAC up to an aggregate principal amount of $1,200 thousand. The 2022 Sponsor Convertible Note is non-interest bearing and payable on the earlier of (i) 2 August 2023, or (ii) the date on which the Company consummated the initial Business Combination. Up to $1,200 thousand of the 2022 Sponsor Convertible Note was convertible into warrants at a price of $1.50 of principal per warrant at the option of the Sponsor. The warrants were identical to the Private Placement Warrants; provided, however, that (i) the warrants are not subject to forfeiture in connection with the initial business combination and (ii) the warrants grant the holders the right to purchase one ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants.

Concurrently with entering into the agreement, the Company borrowed $1,200 thousand against the 2022 Sponsor Convertible Note. On 24 May 2022, the Sponsor exercised the conversion option and converted the issued and outstanding loan balance of $1,200 thousand under the 2022 Sponsor Convertible Note into 800,000 Private Placement Warrants.

The 2022 Sponsor Convertible Note was accounted for as a financial liability with an embedded derivative in relation to the conversion option. On initial recognition, the gross proceeds were first allocated to the embedded derivative in the amount of $8 thousand with the residual amount allocated to the financial liability. Subsequent to initial recognition, the financial liability was measured at amortized cost and the embedded derivative was recorded at fair value through profit or loss. The financial liability and embedded derivative were extinguished on 24 May 2022 upon conversion of the promissory note to Private Placement Warrants. There were no outstanding amounts under the 2022 Sponsor Convertible Note as at 31 December 2023, 31 December 2022 and 1 January 2022.

On 9 January 2023, MAC issued an unsecured promissory note (the “2023 Sponsor Convertible Note”) to the Sponsor pursuant to which the Company borrowed $300 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. All unpaid principal under the 2023 Sponsor Convertible Note was due and payable in full on the earlier of (i) 2 August 2023, and (ii) the initial Business Combination (such earlier date, the “Maturity Date”).

Pursuant to the terms of the 2023 Sponsor Convertible Note, the Sponsor had the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the 2023 Sponsor Convertible Note, up to $300 thousand in the aggregate, into warrants to purchase Class A ordinary shares of MAC, par value $0.0001 per share, at a conversion price of $1.50 per warrant, with each warrant entitling the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants.

Working Capital Loans - Convertible Promissory Note from Related Party (continued)

Concurrently upon the issuance of the 2023 Sponsor Convertible Note, on 9 January 2023, the Sponsor exercised its option to convert the issued and outstanding loan amount of $300 thousand under the 2023 Sponsor Convertible Note, resulting in the issuance of 200,000 Private Placement Warrants to the Sponsor.

There were no outstanding amounts under the 2023 Sponsor Convertible Note as at 31 December 2023, 31 December 2022 and 1 January 2022.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(b)Loan covenants

Mezzanine Debt Facility and Senior Syndicated Facility Agreement

The Mezz Facility and SFA require MAC Australia to maintain at all times:

●	Available Cash and Cash Equivalent Investments (as defined in the Mezz Facility and SFA, respectively) of at least $30,000 thousand held by MAC Australia and its subsidiaries;
●	A Total Net Debt (as defined in the Mezz Facility and SFA, respectively) to EBITDA ratio:
●	On any date during the first calendar year from the date that the initial conditions precedent to the Mezz Facility and SFA, respectively, are satisfied or waived, not more than 3.25:1 if no amounts are outstanding under the Copper Stream and not more than 3.5:1 if any amounts are outstanding under the Copper Stream; and
●	On any date thereafter, not more than 3:1 if no amounts are outstanding under the Copper Stream and not more than 3.25:1 if any amounts are outstanding under the Copper Stream.

The Mezz Facility also requires MAC Australia to maintain at all times a Reserve Tail Ratio projection, being the ratio (expressed as a percentage) of (a) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the Termination Date to the forecast end of the mine life and (b) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the date the initial conditions precedent to the Mezz Facility are satisfied or waived to the forecast end of the mine life, greater than 25%.

In addition, the SFA requires MAC Australia to maintain at all times:

●	a Debt Service Coverage Ratio, being the ratio of Adjusted EBITDA (as defined in the SFA) to Debt Service (as defined in the SFA), not less than 1.2:1 in respect of any rolling period of 12 consecutive months ending on 31 March, 30 June, 30 September, and 31 December (“Relevant Period”);
●	a Forecast Cash Flow Coverage Ratio, being the ratio of the net present value of Adjusted EBITDA over a five-year forecast (as defined in the SFA) to the aggregate amount outstanding under the Senior Facilities, not less than 1.25:1;
●	Net Debt (as defined in the SFA) to EBITDA in respect of any Relevant Period not more than 2.5:1;

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

18.Loans and borrowings (continued)

(b)Loan covenants (continued)

Mezzanine Debt Facility and Senior Syndicated Facility Agreement (continued)

●	a Reserve Tail Ratio projection, being the ratio (expressed as a percentage) of (a) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the Termination Date to the forecast end of the mine life and (b) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the date the initial conditions precedent to the SFA are satisfied or waived to the forecast end of the mine life, greater than 25% at the Termination Date.

The Mezz Facility and SFA also contain customary representations, warranties and event of default provisions. As at 31 December 2023, the Group was in compliance with all covenants.

Copper and Silver Purchase Agreements

The Copper Stream and Silver Stream require the Group to maintain at all times:

●	prior to the date the Uncredited Deposit relating to the Copper Stream and Silver Stream, respectively, is reduced to $nil, a Reserve Tail Ratio, being the ratio expressed as a percentage of (a) the projected remaining proven and probable copper reserves as from the latest maturity date of any and all Permitted Secured Debt (as defined in the Copper Stream and Silver Stream, respectively) to the forecast end of the mine life and (b) the projected remaining proven and probable copper reserves as from the Closing Date of the Copper Stream and Silver Stream, respectively, to the forecast end of the mine life, greater than 25% at the latest maturity date of any and all Permitted Secured Debt (as defined in the Copper Stream and Silver Stream, respectively); and
●	prior to the date the Uncredited Deposit relating to the Copper Stream and Silver Stream, respectively, is reduced to $nil, aggregate Available Cash and Cash Equivalent Investments (as defined in the Copper Stream and Silver Stream, respectively) held by MAC Australia and its subsidiaries of at least $30,000 thousand.

The Copper Stream also requires the Group to maintain at all times a Total Net Debt (as defined in the Copper Stream) to EBITDA ratio not more than 3.5:1 on any date during the period from the Closing Date of the Copper Stream to the first anniversary date and not more than 3.25:1 on any date thereafter.

In addition, the Silver Stream requires the Group to maintain at all times a Total Net Debt (as defined in the Silver Stream) to EBITDA ratio:

●	On any date during the first calendar year from the Closing Date of the Silver Stream, not more than 3.25:1 if no amounts are outstanding under the Copper Stream and not more than 3.5:1 if any amounts are outstanding under the Copper Stream; and
●	On any date thereafter, not more than 3:1 if no amounts are outstanding under the Copper Stream and not more than 3.25:1 if any amounts are outstanding under the Copper Stream.

The Copper Stream and Silver Stream also contain customary representations, warranties and event of default provisions. As at 31 December 2023, the Group was in compliance with all financial and non-financial covenants.

The obligations of the Group under the Copper Stream and Silver Stream are guaranteed by certain of the Group’s subsidiaries (the “Guarantors”) and secured by the present and after-acquired property of the Group and the Guarantors.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

19.Provisions

	Employee	Rehabilitation
US$ thousand	entitlements	costs	Other	Total
1 January 2023	—	—	—	—
Acquired through business combination	12,244	25,346	2,781	40,371
Additions	1,943	—	—	1,943
Released	—	(1,499)	—	(1,499)
Accretion	—	1,028	—	1,028
Movements from foreign exchange impact	(146)	81	—	(65)
Net book value 31 December 2023	14,041	24,956	2,781	41,778

Current	13,220	—	53	13,273
Non-current	821	24,956	2,728	28,505
Net book value 31 December 2023	14,041	24,956	2,781	41,778

Employee entitlements

As part of the acquisition of CMPL, the Group recognized employee entitlement provisions of $12,244 thousand (Refer Note 26). At 31 December 2023, the employee entitlements provision represents the value of annual leave and long service leave entitlements accrued. The associated expenditure will occur in a pattern consistent with when employees choose to exercise their entitlements with timing of leave taken up to the discretion of the employees.

Rehabilitation costs

As part of the acquisition of CMPL, the Group recognized rehabilitation provisions of $25,346 thousand (Refer Note 26). CMPL’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Group conducts its operations to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. As part of the mine closure plans, the Group is required to provide annual guarantees over the estimated life of the mines, based on a present value approach, and to furnish the funds for the rehabilitation provision. This law requires a review of closing plans every three years.

Rehabilitation provision represents the accrued cost required to provide adequate rehabilitation and manage the site during a post-closure phase until surrender of the Mining Lease and sign off by the Environmental Authority. The majority of these costs provide for reshaping and covering waste rock emplacements — generally ensuring the site is left in a safe, stable and non-polluting condition — as well as property holding costs (e.g. Mining Lease rental and Council rates) during the post-closure phase.

The bulk of these amounts will be settled when rehabilitation is undertaken over a 3 year period (currently assumed to be started in 2031), with property holding costs expected to be incurred for a period of approximately 10 year after closure.

As at 31 December 2023, the discount rate applied in calculating the restoration and rehabilitation provision is a pre-tax risk free rate specific to the liability and the currency in which they are denominated as follows: Australian dollar 100% at a discount rate of 1.47% (31 December 2022: $nil). The discount rate was not adjusted for the Group’s own credit risk.

Other

As a part of acquisition of CMPL, the Group recognized other provisions of $2,781 thousand (Refer Note 26). Other provisions comprises provisions for possible ordinary course of business legal disputes and claims.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

20.Liability for cash-settled share-based payments

At 31 December 2023, the Group had the following share-based payment arrangements.

Description of share-based payment arrangements

Deferred stock units

On 6 June 2023, the Group established the deferred share unit plan (“DSUP”). The DSUP will expire on the tenth anniversary of its adoption by the Board.

The Board will determine the date on which the Deferred Share Units (DSUs) are to be granted. The DSUs shall be fully vested when granted, and will be redeemable (and the value thereof payable) upon the respective participant’s termination date. The settlement of the DSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. During the period 50,900 DSUs were granted, and outstanding as at 31 December 2023.

As the participant has the choice of settlement (either cash or shares), the transaction is accounted for in two components as a compound financial instrument that includes a liability component and an equity component. The fair values of the cash alternative and the equity alternative are identical as the agreements state that on the redemption date, the participant shall receive the market value of the DSUs in shares, cash or any combination thereof. Therefore, on the grant date, the liability component shall equal the fair value of the cash alternative and the equity component shall be equal to nil. Following the grant date, the liability shall be remeasured to fair value at each reporting date until the subsequent settlement date. Any change in the fair value of the DSU liability shall be recognized in profit (loss).

DSUs are valued using a Black - Scholes option pricing model with the following terms and assumptions:

Measurement date
31 December 2023
Deferred share unit liability
Fair value	US$12.36
Share price	US$12.36
Exercise price	Nil
Expected share price volatility[1]	50%
Expected remaining life	N/A
Expected dividends	Nil
Risk-free interest rate (based on government bonds)	3.88%

1.Expected share price volatility has been based on an evaluation of the historical share price volatility of the Company’s share price, particularly over the historical period commensurate with the expected term.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

20.Liability for cash-settled share-based payments (continued)

Performance stock units

On 6 June 2023, the Group established performance stock unit arrangements (PSUs) that entitle key management personnel to be granted PSUs that will vest and become exercisable upon achievement of performance conditions over a set performance period. During the period 212,965 PSUs were granted, and outstanding as at 31 December 2023.

The settlement of the PSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. Therefore, as explained above, on the grant date, the liability component shall equal the fair value of the cash alternative and the equity component shall be equal to nil. Following the grant date, the liability shall be remeasured to fair value at each reporting date until the subsequent settlement date. Any change in the fair value of the PSU liability shall be recognized in profit (loss).

The fair value of the PSU arrangements have been measured using a Monte Carlo simulation, which uses a correlated simulation to simultaneously calculate MAL’s and the individual peer group companies’ total shareholder return on a risk-neutral basis as at the vesting date, with regard to the remaining performance period. The total shareholder return of MAL is ranked against the total shareholder return of each constituent of the peer group as at the measurement date, and vesting percentage is calculated from the vesting schedule. Given the performance period commences prior to the measurement date, we have accounted for the total shareholder return during the period from the commencement of the performance period to the valuation date for MAL and the constituents of the peer group.

Regarding PSUs granted in the year ended 31 December 2023, the number of PSUs that will vest is based on the relative total shareholder return ranking of MAL over the performance period from 1 July 2023 to 30 June 2026, relative to the performance of a peer group of companies. The vesting schedule is outlined below:

MAL’s performance relative to the peer group	% of PSUs eligible to vest

< 25th percentile	Nil
> 25th percentile	50%
> 50th percentile	100%
> 75th percentile	175%
> 90th percentile	225%

PSUs are valued using a Monte Carlo simulation with the following terms and assumptions:

Measurement
date
31 December
2023

Performance share unit liability
Fair value	US$20.28
Share price	US$12.36
Exercise price	Nil
Expected share price volatility[1]	50%
Expected remaining life[2]	2.50 years
Expected dividends	Nil
Risk-free interest rate (based on government bonds)	3.88%

1.Expected share price volatility has been based on an evaluation of the historical share price volatility of the Company’s share price, particularly over the historical period commensurate with the expected term.

2.Expected remaining life of the instruments has been based on remaining performance period.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

20.	Liability for cash-settled share-based payments (continued)

Restricted stock units

On 6 June 2023, the Group established restricted stock unit arrangements (RSUs) that entitle key management personnel to be granted RSUs that will vest and become exercisable upon completion of employment over the required service period. During the period 470,603 RSUs were granted, with 15,000 forfeited during the period and 455,603 outstanding as at 31 December 2023.

The settlement of the RSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. Therefore, as explained above, on the grant date, the liability component shall equal the fair value of the cash alternative and the equity component shall be equal to nil. Following the grant date, the liability shall be remeasured to fair value at each reporting date until the subsequent settlement date. Any change in the fair value of the RSU liability shall be recognized in profit (loss).

RSU’s granted will vest as follows:

RSU length of service following grate date	RSUs eligible to vest

12 months	1/3
24 months	1/3
36 months	1/3

RSUs are valued using a Black-Scholes option pricing model with the following terms and assumptions:

Measurement
date
31 December
2023

Restricted share unit liability
Fair value	US$12.36
Share price	US$12.36
Exercise price	Nil
Expected share price volatility[1]	50%
Expected remaining life (tranche average)[2]	1.46 years
Expected dividends	Nil
Risk-free interest rate (based on government bonds)	3.88%

1.Expected share price volatility has been based on an evaluation of the historical share price volatility of the Company’s share price, particularly over the historical period commensurate with the expected term.

2.Expected remaining life of the instruments has been based on the average remaining life of all tranches of RSUs outstanding as at 31 December 2023.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

20.Liability for cash-settled share-based payments (continued)

Liability details

Details of the liabilities outstanding from each of the share-based payment arrangements were as follows:

	31 December	31 December	1 January
US$ thousand	2023	2022	2022

Total carrying amount of liabilities for DSU	629	—	—
Total carrying amount of liabilities for PSU	664	—	—
Total carrying amount of liabilities for RSU	1,900	—	—
Total intrinsic value of liabilities for vested benefits	—	—	—
	3,193	—	—

Expense recognized in profit or loss

The Group incurred $3,315 thousand (2022: $224 thousand) of employee benefit expenses related to the cash-settled share-based payment arrangements.

21.Other financial liabilities

	31 December	31 December	1 January
US$ thousand	2023	2022	2022
Current
Deferred consideration	81,129	—	—
Contingent royalty liability	5,587	—	—
Deferred underwriting discount	7,280	9,280	—
Deferred liabilities	500	7,239	—
Financial liabilities arising from sale and leaseback transaction	193	—	—
	94,689	16,519	—

Non-current
Contingent consideration	84,200	—	—
Contingent royalty liability	38,398	—	—
Redeemable Class A ordinary shares	—	264,477	244,250
Deferred underwriting discount	—	—	9,280
Financial liabilities arising from sale and leaseback transaction	329	—	—
	122,927	264,477	253,530
	217,616	280,996	253,530

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

21.Other financial liabilities (continued)

Deferred consideration

On 16 February 2024, MAC used part of the proceeds from the ASX IPO to repay in full the $82,852 thousand deferred consideration facility to Glencore in connection with the acquisition of the CSA mine (refer to Note 31).

Contingent royalty liability

As part of the acquisition of CMPL, the Group recognized a contingent royalty liability of $43,130 thousand, measured on a provisional basis (Refer Note 26 and Note 23).

Contingent consideration

As part of the acquisition of CMPL, the Group recognized contingent consideration of $81,000 thousand, measured on a provisional basis (Refer Note 26 and Note 23).

Deferred underwriting discount

The underwriter for the 2021 IPO was paid a cash underwriting discount of two percent (2%) of the gross proceeds of the IPO (including the Over-Allotment Units), or $5,303 thousand. Additionally, the underwriter is entitled to a deferred underwriting discount of $7,280 thousand of the gross proceeds of the IPO (including the Over-Allotment Units) following the completion of the Company’s initial Business Combination. The deferred underwriting discount was fully settled in March 2024.

Deferred liabilities

Legal services agreements

Legal services rendered by the Group’s external counsel is accrued on a quarterly basis but were deferred for settlement until the closing of the initial Business Combination. The accrued fees as of 31 December 2023 and 31 December 2022 were $500 thousand and $3,373 thousand, respectively.

Upon closing of the transaction, the Company repaid Glencore $5,079 thousand in legal and accounting fees Glencore incurred on the Company’s behalf.

Glencore deed of consent and side letter

On 22 November 2022, the Company and MAC Australia entered into a Deed of Consent and Covenant (the “Deed of Consent and Covenant”) with Glencore to amend the Share Sale Agreement (the “Amendment”). Pursuant to the Amendment, the Company agreed to assume the costs related to the auditing fees associated with CMPL. The fees were paid by Glencore and reimbursed by the Company to Glencore upon the Closing of the initial Business Combination. The fees were expensed as incurred. The deferred fees payable to Glencore as of 31 December 2023 and 31 December 2022 were $nil and $2,995 thousand, respectively.

Redeemable class A ordinary shares

The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events, and as such, are classified as financial liabilities.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

22.Financial instruments and financial risk management

Financial risks arising in the normal course of business from the Group’s operations comprise market risk (including commodity price risk, currency risk and interest rate risk), credit risk and liquidity risk. It is the Group’s policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Group’s finance and risk professionals monitor, manage and report regularly to senior management and the Board of Directors on the approach and effectiveness in managing financial risks along with the financial exposures facing the Group.

The key financial risk factors that arise from the Group’s activities, including the Group’s policies for managing these risks, are outlined below.

(a)Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises commodity price risk, currency risk and interest rate risk as follows:

Commodity price risk

The Group is subject to price risk associated with fluctuations in the market prices for copper and silver. A significant change in commodity prices could have a material effect on the Group’s revenues and financial instruments, including certain derivative instruments and contingent consideration whose values fluctuate with changes in the prices of copper or silver (Note 23). The Group closely monitors trends in the market prices of copper, silver and other metals as part of its routine activities, as these trends could significantly impact future cash flows. For all periods prior to 1 July 2023, the Group has chosen not to enter into any commodity price hedges. As at 31 December 2023, the Group estimates that a 10% increase (decrease) in commodities sold with provisional pricing feature, with all other variables held constant, would result in an increase (decrease) of $1,643 thousand in profit after tax.

Currency risk

The U.S. dollar is the functional currency of the entities collectively forming the Group. Currency risk is the risk of loss from movements in exchange rates related to transactions and balances in currencies other than the U.S. dollar. Such transactions include operating expenditure, capital transactions, and purchases in currencies other than the functional currency.

The Group’s primary operations are located in Australia, therefore, transactions are predominantly denominated in Australian and U.S. dollars. These transactions are not generally hedged. The Group buys foreign currencies at spot rates to settle local currency operating expenditure and is therefore largely exposed to volatility in exchange rates.

The Group’s loans and borrowings are denominated in U.S. dollars.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

22.Financial instruments and financial risk management (continued)

(a)Market risk (continued)

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as at 31 December 2023 are as follows:

	Australian
Local currency thousand	Dollar	Euro	Total
As of 31 December 2023
Cash and cash equivalents	1,446	—	1,446
Trade and other receivables	1,786	—	1,786
Trade and other payables	(47,232)	(31)	(47,263)
Other financial liabilities	—	—	—
Lease liabilities	(15,806)	—	(15,806)
Total	(59,806)	(31)	(59,837)

As at 31 December 2022 and 1 January 2022, the Group’s exposure to foreign currency risk was immaterial.

The following table details the Group’s estimated sensitivity to a 10% increase (decrease) in the U.S. dollar against the relevant foreign currencies as a result of translating the Group’s foreign currency denominated monetary assets and monetary liabilities. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

A positive number below indicates an increase in profit where the U.S. dollar strengthens 10% against the relevant currency. For a 10% weakening of the U.S. dollar against the relevant currency, there would be a comparable impact on the profit and the balances below would be negative.

	Year ended 31 December
US$ thousand	2023	2022
Australian Dollar
Profit or loss	5,981	—

Other
Profit or loss	3	—

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Group’s financial instruments will fluctuate in response to changes in market interest rates. The Group’s exposure to interest rate risk arises from the interest rate effect on its cash and cash equivalents and loans and borrowings. Certain of the Group’s loans and borrowings include a floating interest rate component. As at 31 December 2023, the Group estimates that a 1% increase (decrease) in interest rates, with all other variables held constant, would result in an increase (decrease) of $913 thousand to interest expense. The Group closely monitors its exposure to interest rate risk and has not entered into any contracts to manage this risk.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

22.Financial instruments and financial risk management (continued)

(b)Credit risk

Credit risk arises from the possibility that counterparties may not be able to settle obligations due to the Group within their agreed payment terms. Financial assets which potentially expose the Group to credit risk consist principally of cash and cash equivalents and trade and other receivables.

The Group invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. As part of its cash management process, the Group also regularly monitors the relative credit standing of the institutions with which it invests or maintains available cash.

During the normal course of business, the Group provides credit to its customer. Although the receivables resulting from these transactions are not collateralized, the Group has not experienced significant problems with the collection of receivables given the Group’s only customer is Glencore International AG in Switzerland, which represents 100% of trade receivables and total revenue. A significant change in the creditworthiness of Glencore could have a material adverse effect on the Company’s financial position.

(c)Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured or secured basis at an acceptable price to fund actual or proposed commitments.

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and availability of adequate committed funding facilities. The Group’s credit profile and funding sources ensure that sufficient liquid funds are maintained to meet its liquidity requirements. As part of its liquidity management, the Group closely monitors and plans for its future capital expenditure well ahead of time.

As at 31 December 2023, the Group had available cash amounting to $32,372 thousand (31 December 2022: $42 thousand; 1 January 2022: $955 thousand).

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

22.Financial instruments and financial risk management (continued)

(c)Liquidity risk (continued)

As at 31 December 2023, the maturity profile of the Group’s financial liabilities based on contractual terms is as follows:

		Undiscounted contractual
		cash flows
	Carrying			More than
US$ thousand	amount	Within 1 year	1 - 2 years	2 years
31 December 2023
Non-derivative financial liabilities
Trade payables and accrued liabilities	89,921	89,921	—	—
Mezzanine Debt Facility	85,567	24,888	22,592	200,859
Senior Syndicated Facility Agreement	207,916	72,546	53,817	121,542
Copper Purchase Agreement	84,818	6,414	11,281	175,836
Silver Purchase Agreement	70,574	9,255	8,987	102,931

Derivative financial liabilities
Commodity swap liability	12,559	4,637	5,606	3,044
	551,355	207,661	102,283	604,212

31 December 2022
Non-derivative financial liabilities
Trade payables and accrued liabilities	927	927	—	—
Promissory note – related party	786	786	—	—
	1,713	1,713	—	—

23.Fair value measurement

The Group has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables and accrued labilities and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s marketable securities are fair valued by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The fair value of the Group’s long-term loans and borrowings are determined using Level 2 inputs utilizing contractual cash flows, interest rate curves, swaption volatilities, and the Group's implied credit spread.

The fair value of the redeemable Class A ordinary shares was measured at their redemption amount.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

The following table shows the carrying values, fair values and fair value hierarchy of the Group’s financial instruments as at 31 December 2023, 31 December 2022 and 1 January 2022:

		31 December 2023		31 December 2022		1 January 2022
US$ thousand	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents	1	32,372	32,372	42	42	955	955
Trade and other receivables	1	33,242	33,242	53	53	—	—
Investments	1	—	—	268,909	268,909	265,156	265,156
Derivative financial assets
Silver stream embedded derivative	3	3,090	3,090	—	—	—	—
Copper stream embedded derivative	3	911	911	—	—	—	—
Total financial assets		69,615	69,615	269,004	269,004	266,111	266,111

Financial liabilities
Amortized cost
Trade and other payables		89,921	89,921	927	927	604	604
Lease liability		15,806	15,806	—	—	—	—
Loans and borrowings	2	448,875	458,987	786	786	—	—
Other financial liabilities (excluding contingent consideration)		52,287	52,287	280,996	285,428	253,530	274,436
		606,889	617,001	282,709	287,141	254,134	275,040
Fair value through profit or loss
Other financial liabilities (contingent consideration)
Royalty Deed	3	43,985	43,985	—	—	—	—
Contingent copper consideration	3	84,200	84,200	—	—	—	—
Deferred consideration	2	81,129	81,129	—	—	—	—
Derivative financial liabilities
Public Warrants	1	15,113	15,113	4,335	4,335	5,174	5,174
Private Warrants	2	11,176	11,176	3,107	3,107	3,266	3,266
Mezz Warrants	3	16,906	16,906	—	—	—	—
Mezz Facility embedded derivative	2	42,635	42,635	—	—	—	—
Copper stream embedded derivative	3	138	138	—	—	—	—
Commodity swap liability	2	12,559	12,559	—	—	—	—
		307,841	307,841	7,442	7,442	8,440	8,440
Total financial liabilities		914,730	924,842	290,151	294,583	262,574	283,480

There have been no transfers between the different fair value hierarchy levels in any of the periods presented in the financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

Derivative instruments

The following table shows the fair values of the Group’s derivative financial assets and liabilities as at 31 December 2023, 31 December 2022 and 1 January 2022.

		31 December	31 December	1 January
US$ thousand	Note	2023	2022	2022
Derivative financial assets
Current
Silver stream embedded derivative	(a)	234	—	—
		234	—	—

Non-current
Silver stream embedded derivative	(a)	2,856	—	—
Copper stream embedded derivative	(b)	911	—	—
		3,767	—	—
Total derivative financial assets		4,001	—	—

Derivative financial liabilities
Current
Warrants	(c)	—	—	—
Mezz facility embedded derivative	(d)	12,473	—	—
Copper stream embedded derivative	(b)	138	—	—
Commodity swap liability	(e)	4,519	—	—
		17,130	—	—

Non-current
Warrants	(c)	43,195	7,443	8,440
Mezz facility embedded derivative	(d)	30,162	—	—
Commodity swap liability	(e)	8,040	—	—
		81,397	7,443	8,440
Total derivative financial liabilities		98,527	7,443	8,440

(a)Silver stream embedded derivative

The silver stream is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded silver price within the agreement that is measured at fair value through profit or loss each reporting period. The silver stream embedded derivative is valued using a silver future curve simulation valuation model.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

Derivative instruments (continued)

(a)Silver stream embedded derivative (continued)

The following key inputs were used for the valuation of the embedded derivative, in addition to estimation of the Group’s anticipated deliveries of silver over the term of the agreement. The significant unobservable input used in the fair value measurement of the embedded derivative pertains to the anticipated silver deliveries. In isolation, a significant increase (decrease) in anticipated silver deliveries would result in a significantly lower (higher) fair value measurement.

	31 December	31 December	1 January
	2023	2022	2022
Silver spot price (per oz)	$24.13	—	—
Own credit spread	8.26%	—	—

The following table presents the continuity schedule for the silver stream embedded derivative for each of the following years:

	Year ended 31 December
US$ thousand	2023	2022
Balance as of beginning of year	—	—
Initial recognition	—	—
Change in fair value	3,090	—
Balance as of end of year	3,090	—

(b)Copper stream embedded derivative

The copper stream is recognized as a financial liability at amortized cost and it contains a single compound embedded derivative in relation to the embedded copper price within the agreement and the buy-down option (Note 18). The compound embedded derivative is measured at fair value through profit or loss each reporting period. The copper stream embedded derivative is valued using a copper future curve simulation valuation model.

The following key inputs were used for the valuation of the compound embedded derivative, in addition to estimation of the Group’s anticipated deliveries of copper over the term of the agreement. The significant unobservable input used in the fair value measurement of the embedded derivative pertains to the anticipated copper deliveries. In isolation, a significant increase (decrease) in anticipated copper deliveries would result in a significantly lower (higher) fair value measurement.

	31 December	31 December	1 January
	2023	2022	2022
Copper spot price (per ton)	$8,556	—	—
Copper price volatility	22.87%	—	—
Own credit spread	8.94%	—	—

The following table presents the continuity schedule for the copper stream embedded derivative for each of the following years:

	Year ended 31 December
US$ thousand	2023	2022
Balance as of beginning of year	—	—
Initial recognition	4,430	—
Change in fair value	(3,657)	—
Balance as of end of year	773	—

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

Derivative instruments (continued)

(c)Warrants

		Private
		Placement
US$ thousand	Public Warrants	Warrants	Mezz Warrants
For the year ended 31 December 2023
Balance as of beginning of year	4,335	3,108	—
Promissory note conversion warrants	—	103	—
Issuance of warrants	—	—	13,665
Change in fair value	10,778	7,965	3,241
Balance as of end of year	15,113	11,176	16,906
For the year ended 31 December 2022
Balance as of beginning of year	5,174	3,266	—
Issuance of warrants	—	480	—
Change in fair value	(839)	(638)	—
Exercise of warrants	—	—	—
Balance as of end of year	4,335	3,108	—

The Group’s Public Warrants, Private Placement Warrants and Mezz Warrants are classified and accounted for as derivative liabilities at fair value through profit or loss as they did not meet the “fixed for fixed” criteria under IAS 32.

●	On 20 September 2021, the Company’s Public Warrants began trading on the NYSE. The fair value of the Company’s Public Warrants is based on unadjusted quoted prices in an active market (NYSE). As of 31 December 2023, there were 8,838,260 Public Warrants outstanding.
●	The Company determined that the closing price of the Public Warrants as at 31 December 2023 was an appropriate estimate for the fair value of Private Placement Warrants due to a make-whole provision in the contractual terms of the Private Placement Warrants Agreement. As of 31 December 2023, there were 6,535,304 Private Placement Warrants outstanding.
●	During the year ended 31 December 2023, the Company issued 3,187,500 Mezz Warrants to Sprott Private Resource Lending II (Collector-2), LP in accordance with the terms of the Mezz Facility (Note 18). The fair value of the Mezz Warrants is determined using a Monte Carlo simulation model.

The initial fair value of the Mezz Warrants recognized on inception was $13,665 thousand. The following assumptions were used for the valuation of the Mezz Warrants. The significant unobservable inputs in the fair value measurement are the expected life of the Mezz Warrants and the expected volatility based on comparable publicly traded companies. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the assumption used for the expected volatility is accompanied by a directionally opposite change in the assumption used for the expected life of the Mezz Warrants.

	31 December	31 December	1 January
	2023	2022	2022
Risk-free rate	4.39%	—	—
Warrant expected life	4.5 years	—	—
Expected volatility	53.35%	—	—
Expected dividend yield	0%	—	—
Share price	$12.36	—	—

As of 31 December 2023, there were 3,187,500 Mezz Warrants outstanding.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

Derivative instruments (continued)

(d)Mezz Facility embedded derivative

The Mezz Facility is recognized as a financial liability at amortized cost and it contains a single compound embedded derivative in relation to the prepayment option and the interest rate margin referenced to the LME Cash Settlement Price that is measured at fair value through profit or loss at each reporting period. The fair value of the compound embedded derivative was determined using a Monte-Carlo simulation model in relation to the future copper price and incorporation of the Longstaff-Schwartz algorithm to value the prepayment option. The key inputs in the valuation technique include the risk-free rate, copper price volatility, copper price forward curve, and the Company’s credit spread.

The following table presents the continuity schedule for the Mezz Facility embedded derivative for each of the following years:

	Year ended 31 December
US$ thousand	2023	2022
Balance as of beginning of year	—	—
Initial recognition	42,698	—
Interest payable	(8,527)	—
Change in fair value	8,464	—
Balance as of end of year	42,635	—

(e)Commodity swap liability

On 15 June 2023, the Company entered into commodity swap agreements with Citibank, Bank of Montreal (“BMO”) and National Bank of Canada (“NBC”) respectively. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. The commodity swap agreements are summarized below:

Counterparty	Citibank	BMO	NBC

Effective date	1 July 2023	1 July 2023	1 July 2023
Termination date	31 May 2026	30 May 2026	31 May 2026
Total notional quantity (MT)	12,255	12,255	12,255
Fixed price (US$)	8,204.49	8,214.35	8,112.85
Reference price	LME cash settlement price for Copper
Settlement frequency	Monthly	Monthly	Monthly

As the agreements meet the definition of a derivative, each contract is measured at fair value through profit or loss.

Contingent and deferred consideration

The following table shows the fair values of the Company’s contingent and deferred consideration as at 31 December 2023, 31 December 2022 and 1 January 2022:

		31 December	31 December	1 January
US$ thousand	Note	2023	2022	2022
Royalty deed	(a)	43,985	—	—
Contingent copper consideration	(b)	84,200	—	—
Deferred consideration	(c)	81,129	—	—
		209,314	—	—

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

Derivative instruments (continued)

(a)Royalty deed

In connection with the acquisition of CMPL, the Company entered into a NSR royalty agreement with Glencore pursuant to which after the Closing of the Acquisition, CMPL will pay to Glencore a royalty equal to 1.5% from all NSR from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the initial Business Combination (Note 26). The contingent consideration was recognized at fair value on acquisition and at 31 December 2023. The contingent consideration is fair valued using the present value of discounted cash flows based on the expected amounts and timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore.

The discount rate of 8% takes into consideration the risks in the cash flow forecasts and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significant lower (higher) fair value measurement.

The following table presents the continuity schedule for the royalty deed for each of the following years:

	Year ended 31 December
US$ thousand	2023	2022
Balance as of beginning of year	—	—
Initial recognition	43,130	—
Change in fair value	855	—
Balance as of end of year	43,985	—

(b)Contingent copper consideration

The consideration for the acquisition of CMPL included two contingent cash payments of $75,000 thousand each that are unsecured, fully subordinated and payable if, over the life of the mine, the average daily LME closing copper price is greater than $4.25/lb for any rolling 18-month period and $4.50/lb for any rolling 24-month period, respectively (Note 26). The contingent consideration was recognized at fair value on acquisition and at 31 December 2023. Given the contingent consideration is subject to the uncertainty of future LME copper prices, a Monte Carlo simulation model is used to determine the fair value. The fair value for each contingent component is the result of the average expected payoff of all simulation iterations discounted to the present value at the risk-free borrowing rate. The change in fair value is dependent on the movement in copper prices and the change in the risk-free borrowing rate.

The following key inputs were used for the valuation of the contingent copper consideration. The significant unobservable input in the fair value measurement is the reversion factor. A significant increase (decrease) in the reversion factor, in isolation, would result in a significantly higher (lower) fair value measurement.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

23.Fair value measurement (continued)

Contingent consideration (continued)

(b)Contingent copper consideration (continued)

The range of potential outcomes for contingent copper consideration cannot be estimated as this is dependent on future market prices. Contingent copper consideration has been disclosed based on the present value of the maximum payment amount possible.

	31 December	31 December	1 January
	2023	2022	2022
Long-term copper price	$3.81	—	—
Copper spot price	$3.84	—	—
Annual price volatility	25.12%	—	—
Annual inflation rate	1.14%	—	—
Risk-free rate	4.07%	—	—
Reversion factor	11.55%	—	—

The following table presents the continuity schedule for the contingent copper consideration for each of the following years:

	Year ended 31 December
US$ thousand	2023	2022
Balance as of beginning of year	—	—
Initial recognition	81,000	—
Change in fair value	3,200	—
Balance as of end of year	84,200	—

(c)Deferred consideration

The consideration for the acquisition of CMPL included a deferred cash payment of $75,000 thousand measured at fair value on the acquisition date and at 31 December 2023. The deferred consideration accrues interest and is fair valued based on the present value of the cash payment which occurred subsequent to year end, as part of the Company’s successful ASX listing (Note 31).

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

24.Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The board of directors seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The Group’s capital structure is reviewed on an ongoing basis with adjustments made in light of changes in economic conditions, regulatory requirements and business strategies affecting the Group. The Group balances its overall capital structure by considering the costs of capital and the risks associated with each class of capital. In order to maintain or achieve an optimal capital structure, the Group may issue new shares from time to time, repay or obtain new borrowings or adjust the asset portfolio.

The Group monitors capital using a ratio of net debt to equity. Net debt is calculated as loans and borrowings, lease liabilities, trade and other payables, derivative financial liabilities and other financial liabilities less cash and cash equivalents. The Group’s net debt to equity ratio at 31 December 2023 and 2022 was as follows.

	31 December	31 December
US$thousand	2023	2022

Loans and borrowings	448,875	786
Lease liabilities	15,806	—
Trade and other payables	89,921	927
Derivative financial liabilities	98,527	7,443
Other financial liabilities	217,616	280,996
Cash	(32,372)	(42)
Net debt	838,373	290,110
Equity	268,027	(19,961)
Net debt to equity ratio	3.13	(14.53)

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

25.Share capital, share premium and other capital reserves

The total number of authorized shares at 31 December 2023 is 220,000,000 ordinary shares with a par value of $0.0001 per share (as at 31 December 2022: 100 million ordinary shares), and 25,000,000 preference shares with a par value of $0.0001 each.

As at 31 December 2023 50,236,544 ordinary shares of $0.0001 are issued and fully paid.

Movements in share capital during the period are reconciled below.

Ordinary Shares

				Other
US$ thousand (except for number of shares)	Number of shares	Share capital	Share premium	capital reserves
Balance as of 1 January 2022 (a)	6,628,695	1	24	—
Issued during the year	—	—	—	945
Balance as of 31 December 2022 (a)	6,628,695	1	24	945
Issued during the year:
Contribution of conversion price in excess of fair value of warrants	—	—	—	198
Amount in excess of the face value over the present value on related promissory note	—	—	—	69
PIPE – Osisko (b)	1,500,000	—	15,000	—
Backstop Facility – Osisko (c)	2,500,000	—	25,000	—
PIPE – Sprott (d)	1,500,000	—	15,000	—
PIPE A and PIPE B (e)	18,451,747	2	184,515	—
PIPE – BlackRock (f)	4,500,000	1	44,999	—
PIPE – October 2023 (j)	1,827,096	—	20,098	—
Public shareholders – non-redemption (g)	3,329,006	—	34,431	—
Glencore rollover shares (h)	10,000,000	1	99,999	—
Gross proceeds from issuance of shares	43,607,849	4	439,042	267
Less: Share issuance cost (i)	—	—	(6,771)	—
Balance as of 31 December 2023	50,236,544	5	432,295	1,212

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

25.Share capital (continued)

(a)Class B Ordinary Shares

The Company is authorized to issue a total of 20,000,000 Common Shares at par value of $0.0001 each.

In March 2021, MAC issued 7,187,500 Class B ordinary shares, par value $0.0001 per share, of which 937,500 were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On 3 September 2021, with the partial exercise of the over-allotment option, the Sponsor forfeited 558,805 of the Class B ordinary shares.

Accordingly, as of 31 December 2022 and 1 January 2022, MAC had issued 6,628,695 Class B ordinary shares to its Sponsor for $25 thousand, or approximately $0.004 per share (the “Founder Shares”).

The Sponsor sold 1,272,500 Founder Shares to the certain qualified institutional buyers or institutional accredited investors who were unaffiliated with the management team (“Anchor Investors”) at the same price the Sponsor purchased the Founder Shares from the Company (approximately $0.003 per share) (the “Anchor Investment”).

The Founder Shares were designated as Class B ordinary shares and were automatically converted into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares equaled, in the aggregate, on an as-converted basis, 20% of the sum of total number of ordinary shares issued and outstanding upon the consummation of the IPO, plus the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (net of any redemptions of Class A ordinary shares by public shareholders), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, members of the management team or any of their affiliates upon conversion of working capital loans. In no event did the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Prior to the Closing of the initial Business Combination, GMM was the record holder of the shares reported herein, and certain of MAC’s officers and directors and Anchor Investors held Class B units in GMM, which entitled them to an equivalent number of the Company’s ordinary shares on distribution, which took effect on 5 July 2023. The Sponsor also transferred 985,000 Founder Shares to the Cornerstone Investors (certain qualified institutional buyers or institutional accredited investors who are unaffiliated with the management team).

In connection with the Merger of MAC and MAL, each issued and outstanding Class B ordinary share of MAC was converted into one ordinary share of MAL. The ordinary share issued in the name of GMM, was redeemed automatically for $nil consideration.

(b)PIPE – Osisko

On 20 March 2023, the Company entered into a subscription agreement (the “Silver Stream Subscription Agreement”) with Osisko pursuant to which Osisko purchased 1,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate price of $15,000 thousand.

(c)Backstop Facility – Osisko

On 20 March 2023, the Company entered into a subscription agreement (the “Copper Stream Subscription Agreement”) with Osisko pursuant to which Osisko purchased 2,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate price of $25,000 thousand.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

25.Share capital (continued)

(d)PIPE – Sprott

In connection with the Mezz Facility (Note 18), the Company entered into a subscription agreement with Sprott Private Resource Lending II LP (Sprott) pursuant to which Sprott purchased 1,500,000 ordinary shares at a purchase price of $10.00 per share and an aggregate purchase price of $15,000 thousand.

(e)PIPE A and PIPE B

The Company obtained financing of $53,328 thousand from certain PIPE Investors (PIPE A) and $131,189 thousand from certain PIPE Investors, Directors and Officers of MAC (PIPE B). The total amount of funding obtained was $184,517 thousand for 18,451,747 shares ($10.00/share).

(f)PIPE – Blackrock

BlackRock Funds were issued 4,500,000 ordinary shares in connection with the PIPE Financing at $10.00 per share (plus 315,000 Founder Shares which Black Rock transferred in connection therewith) for a total of $45,000 thousand.

(g)Class A ordinary shares issued to public shareholders (non-redemption)

The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.001 each, for a total of 220,000,000 ordinary shares (including those converted from Class B).

On 16 June 2023, the Company acquired 100% of the outstanding equity of CMPL (Note 26). Upon Closing of the sale, 23,185,774 Class A ordinary shares were redeemed at the price of $10.34 per share. The remaining 3,329,006 non-redeeming Class A ordinary shares were converted from MAC Class A ordinary shares to the Company’s ordinary shares upon Closing at $10.00 per share plus interest ($34,431 thousand total worth).

At 31 December 2022 and 1 January 2022, there were no Class A ordinary shares issued or outstanding, excluding 26,514,780 shares subject to possible redemption reflected as other financial liabilities.

(h)Glencore rollover shares

On 16 June 2023, as part of the CMPL acquisition, 10,000,000 newly issued MAL ordinary shares were issued at the redemption share price of $10 per share ($100,000 thousand total worth) to Glencore, and included in purchase acquisition (Note 26).

(i)Share issuance costs

Share issuance costs related to the equity raised as part of the CMPL acquisition and subsequent October equity raise amounted to $5,763 thousand and $1,008 thousand respectively and are deducted from equity.

(j)PIPE – October 2023

On October 13, 2023, MAL issued 1,827,096 Ordinary Shares to investors, at a price of $11.00 per share, for aggregate gross proceeds of approximately $20,098 thousand.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

25.Share capital (continued)

Preference Shares

The Company is authorized to issue a total of 25,000,000 preference shares at par value of $0.0001 each. As at 31 December 2023, 31 December 2022, and 1 January 2022, there were no preference shares issued or outstanding.

26.Acquisition of subsidiary

On 16 June 2023 (the “Business Combination Date”), the Company, through its wholly owned subsidiary, Metals Acquisition Corp (Australia) Pty Ltd, acquired 100% shares and voting interest in CMPL from Glencore for total consideration of $1,069,646 thousand. CMPL operates and owns the CSA mine, a copper concentrate mine located near the town of Cobar in western New South Wales, Australia.

The Business Combination was accounted for by the Company as a business combination under IFRS 3 Business Combinations (IFRS 3) using the acquisition method whereby the assets acquired and the liabilities assumed were recorded at fair value at the acquisition date. A purchase price allocation assessment was made of the fair values of the acquired assets and the liabilities assumed on the Business Combination Date.

The Company is still in the process of evaluating the inputs and assumptions utilized in developing the fair value estimates at the date of acquisition, and as such, the purchase price accounting is provisional as at 31 December 2023. The Company has 12 months from the acquisition date to finalize the accounting and any measurement period adjustments. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

The following table summarizes the consideration payable as part of the purchase price:

US$ thousand	Note	16 June 2023
Purchase Consideration
Cash consideration		775,000
Less: working capital and other adjustments		(4,484)
Cash consideration on Closing		770,516
Royalty deed	23	43,130
Deferred consideration	23	75,000
Contingent copper consideration	23	81,000
Glencore rollover shares	25	100,000
Total		1,069,646

On 2 June 2023, the parties agreed that, to the extent CMPL’s Security Bond Liability increased beyond the amount applicable as at the date of the Share Sale Amendment, Glencore agreed that it, or its related bodies corporate, would procure bank guarantees or securities provided to the State on behalf of the Company at Glencore’s cost for the portion of such Security Bond Liability that exceeded the current Security Bond Liability during the period on and from completion of the initial Business Combination until the earlier of (i) the refinancing of MAL’s senior facilities (as that term is defined herein) or the date that the senior facilities are repaid or cancelled in full. Glencore also agreed to maintain its current Security Bond cover in place for an interim period post closing of the Business Combination, of up to 90 days, at which time MAL will replace the Security Bond (to the extent it doesn’t exceed current Security Bond Liability). If MAL is unable to replace the Security Bond within the interim period a re-balancing regime has been agreed to reflect the commercial positions outlined in this paragraph (namely, that MAL will meet the obligations and responsibility for the current Security Bond Liability) (Refer Note 30).

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

26.Acquisition of subsidiary (continued)

The deferred consideration of $75,000 thousand consists of deferred cash payment on the following terms: (i) payable upon the Company’s listing on the ASX or undertaking any alternative equity raise (up to 50% of the net proceeds from the raise, capped at $75,000 thousand); (ii) the unpaid balance of the $75,000 thousand will accrue interest at a rate equivalent to what the Company pays on the Mezz Facility (Note 18), set at 3-month SOFR plus a variable margin of 8% to 12% (which will be determined by reference to prevailing copper prices); and (iii) any residual (up to the $75,000 thousand plus applicable interest) not paid in cash by the date that is twelve (12) months after the Closing will be settled on the next business day through the issuance of additional Ordinary Shares at a 30% discount to the 20-trading day VWAP before the issuance (the “Equity Conversion Date”). If the Company is listed on more than one exchange, the VWAP will be calculated by reference to the exchange with the largest volume (US$ equivalent) over the 20-trading day period before the Equity Conversion Date. If the Ordinary Shares cannot be issued to Glencore due to applicable law or the rules of any applicable stock exchange, Glencore, in its sole discretion, may delay the date for the issuance of the Company Ordinary Shares, noting that such right only delays the date for the issuance of the Ordinary Shares, which amount of New MAC Ordinary Shares will be set on the Equity Conversion Date. The deferred consideration is recognized as contingent consideration as a part of other financial liabilities.

The copper contingent consideration is $150,000 thousand in cash structured as two contingent payments of $75,000 thousand each, the First Contingent Copper Payment and Second Contingent Copper Payment, that are unsecured, fully subordinated and payable if, and only if, over the life of the mine, the average daily LME closing price is greater than (i) $4.25/lb ($9,370/mt) for any rolling 18-month period (commencing at Closing), and (ii) $4.50/lb ($9,920/mt) for any rolling 24-month period (commencing at Closing). The contingent payments are measured at fair value estimated at $81,000 thousand based on the output from a commodity price simulation model and recognized as contingent consideration as a part of other financial liabilities.

The NSR contingent consideration requires CMPL to pay to Glencore a royalty equal to 1.5% from all NSR from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the Business Combination. The contingent consideration was recognized at fair value on acquisition in the amount of $43,130 thousand. The contingent consideration is valued using the present value of discounted cash flows based on the timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore.

The change in value of the contingent consideration after the Business Combination Date had a change in fair value impact of $3,200 thousand on the Group’s consolidated financial statements at 31 December 2023.

The following table sets out the preliminary allocation of recognized amounts of assets acquired and liabilities assumed at the Business Combination Date:

US$ thousand	16 June 2023
Trade and other receivables	1,641
Inventories	32,893
Property, plant and equipment	1,216,263
Exploration and evaluation	17,918
Other assets	1,404
Trade and other payables	(23,569)
Lease liabilities	(504)
Provisions	(40,371)
Deferred tax liabilities	(136,029)
Total net identifiable assets acquired	1,069,646

The fair value of the property, plant and equipment which includes mineral properties was determined with the assistance of an independent third party who completed a valuation of the CSA mining operations, including the mining concessions, using a discounted cash flow model. The model takes into account forecasted production and sales, which is derived from estimates of production units including proven and probable reserves and measured, indicated and inferred resources.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

26.Acquisition of subsidiary (continued)

The fair value of the inventories was determined with the assistance of an independent third party. The historical net book value for supplies and consumables on hand is an appropriate proxy for fair value. Finished inventories have been valued by starting at the assumed copper price at the time of expected sale, deducting all remaining costs required to produce and sell these inventories and allowing for appropriate margin and estimated costs to complete.

Trade receivables comprise gross contractual amounts due of $1,641 thousand. None of the trade receivables balance was expected to be uncollectable at the date of acquisition.

Transaction costs of $12,217 thousand were incurred directly related to the completion of the Business Combination and were expensed as a part of administrative expenses. These costs were mainly composed of legal, banking, and other professional fees for the issuance of debt and equity to finance the Business Combination.

For the year ended 31 December 2023, CMPL recognized revenue of $158,999 thousand compromising of $153,530 thousand in copper sales and $5,469 thousand in silver sales as part of the Offtake Agreement with Glencore, and contributed a net profit of $18,259 thousand to the Group’s results from the Business Combination Date to 31 December 2023. If the Business Combination had occurred on 1 January 2023, management estimates that consolidated revenue would have been $300,954 thousand and consolidated net loss for the year ended on 31 December 2023 would have been $145,513 thousand. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the Business Combination Date would have been the same if the Business Combination had occurred on 1 January 2023.

Following the Business Combination, CMPL entered into an offtake agreement with Glencore as documented in the Offtake Contract which is a transaction that has been recognized separately from the business acquisition (Note 28).

27.List of subsidiaries

		Equity holding (in %)
	Country of	31 December	31 December	1 January
Name of entities	incorporation	2023	2022	2022
Metals Acquisition Corp. (Australia) Pty Ltd (1)	Australia	100	100	—
MAC AU 1 Pty Ltd (2)	Australia	100	—	—
MAC AU 2 Pty Ltd (2)	Australia	100	—	—
MAC AU 3 Pty Ltd (2)	Australia	100	—	—
MAC AU 4 Pty Ltd (2)	Australia	100	—	—
Cobar Management Pty Limited (3)	Australia	100	—	—
(1)	Incorporated on 4 March 2022.
(2)	Incorporated on 7 February 2023.
(3)	Acquired on 16 June 2023.

28.Related party disclosures

Related party transactions note not described elsewhere in these notes to the financial statements (see Note 18) are as follows:

Key management personnel compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive members of the Company’s board of directors, certain members of the executive committee and non - executive directors. For the period ended 31 December 2023 and 2022, key management personnel compensation comprised the following.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

28.Related party disclosures (continued)

	Year ended 31 December
US$ thousand	2023	2022

Short-term employee benefits	2,034	—
Post-employment benefits	27	—
Other long-term benefits	—	—
Termination benefits	—	—
Share-based payments	3,332	224
Total	5,393	224

Executive officers also participate in the Group’s share-based payments arrangement (see Note 20).

Related party transactions

(a)Share subscriptions and private placements

On 14 April 2023, MAC, MAL and certain investors entered into subscription agreements (the “Subscription Agreements”), pursuant to which such investors agreed to subscribe for an aggregate of 11,362,506 ordinary shares, par value $0.0001 per share, of the Company (the “Subscribed Shares”) at a purchase price of $10.00 per share, for an aggregate purchase price of $113,625 thousand in a private placement or placements (the “Private Placements”) which consummated immediately prior the consummation of the initial Business Combination. The private placement included related party transactions specified below:

●	Michael James McMullen, Chief Executive Officer and a member of the board of directors of the Company, has entered into a Subscription Agreement with an aggregate purchase price of $1,500 thousand. Katherine Crouse, spouse of Marthinus J. Crouse, former Chief Financial Officer of the Company, has entered into a Subscription Agreement with an aggregate purchase price of $250 thousand. Patrice Ellen Merrin, director of the Company, has entered into a Subscription Agreement with an aggregate purchase price of $50 thousand.
●	In connection with the Subscription Agreements, GMM agreed to transfer an aggregate of 517,500 shares of Class B common stock (Founder Shares converted to ordinary common stock on closing of the Proposed Business Combination) of the Company that it currently holds to certain investors who agreed to subscribe for a significant number of Subscribed Shares.
(b)	Related party promissory note

On 31 March 2023, MAC issued an unsecured non-convertible promissory note (the “March 2023 Note”) to the Sponsor pursuant to which MAC may borrow up to $340 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The March 2023 Note bears no interest and all unpaid principal under the Note was due and payable in full up the earlier of (i) 2 August 2023 and (ii) the acquisition of the CSA mine in the initial business combination. As of 31 December 2023, there was no amount outstanding under the March 2023 Note.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

28.Related party disclosures (continued)

(c)Sponsor transfer consideration

On 16 June 2023, MAL paid $800 thousand to the Sponsor (relating to the transfer of Sponsor economics for the corporate benefit of MAL) where the Sponsor transferred 83,333 Founder Shares to BEP Special Situations VI LLC in connection with BEP Special Situations VI LLC agreeing to subscribe for 2,000,000 Ordinary Shares in the Initial PIPE Financing at $10.00 per share. The $800 thousand paid to the Sponsor is recognized as acquisition costs within administrative expenses.

(d)Transactions with Glencore

As part of the acquisition of CMPL from Glencore on 16 June 2023, Glencore received consideration of 10,000,000 newly issued New MAC ordinary shares issued at the redemption share price of $10 per share ($100,000 thousand worth). As a result, Glencore has a significant influence interest in the Company and is considered a related party in accordance with IAS 24 Related Party Disclosures.

Royalty Deed

Concurrently with closing of the Business Combination, a Royalty Deed between the Company, Glencore, and CMPL became effective, pursuant to which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns and grant security interests created as a result of the Royalty Deed. Net Smelter Returns are equal to the gross revenue minus permitted deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area. Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and the security created as a result of the Royalty Deed. For the year ended 31 December 2023, the Company has paid $1,067 thousand in royalty, recognized as a selling and distribution expense.

Offtake Agreement

Concurrently with the closing of the Business Combination, the Company entered into a new Offtake Agreement with Glencore International AG (“GIAG”), the Switzerland - based parent entity of Glencore, to replace the existing offtake agreement. The Offtake Agreement is a LOM obligation, pursuant to which the Company is committed to selling all material to Glencore, and GIAG is committed to buying all Material. For the year ended 31 December 2023, the Group has recognized $153,530 thousand of copper sales and $5,469 thousand of silver sales for a total of $158,999 thousand in revenue (net of tolling, refining and freight charges) from the offtake agreement, with a corresponding trade receivable balance recognized.

Transitional Service Agreement

MAL, CMPL and Glencore Australia Holdings Pty Ltd (“GAH”) are parties to a transitional services agreement under which GAH has agreed to provide the benefit of certain transitional services and group contract on-supply for a period post-closing in order to assist CMPL to transition and operate the business on a standalone basis. GAH is paid a service fee in exchange for the performance of those services in accordance with the terms of the transitional services agreement. For the year ended 31 December 2023, the Company incurred $920 thousand under the transitional service agreement, recognized as an administrative expense.

Fuel Supply arrangements for CMPL with Glencore Australia Oil Pty Ltd.

Glencore Australia Oil Pty Ltd (“Glencore Oil”) and CMPL are parties to a Bulk Fuel Supply Agreement dated 1 July 2022. Under the agreement Glencore Oil supplies ultra low sulfur diesel to CMPL. The agreement is governed by the laws of New South Wales and contains customary terms and conditions, including in relation to, (i) ordering and delivery, (ii) forecast usage, (iii) delivery, (iv) passage of tile, (v) quality and quantity, (vi) payment terms. For the year ended 31 December 2023, the Group has incurred $2,450 thousand under the agreement, recognized as a cost of goods sold.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

28.Related party disclosures (continued)

(c)Transactions with Glencore (continued)

Working Capital Loan

Pursuant to the terms of the Share Sale Agreement between MAL, MAC Australia (as “Buyer”) and Glencore Operations Australia (as “Seller”) dated 17 March 2022 (the “SSA”), as amended, the purchase price payable for acquisition of CMPL would be adjusted to account for CMPL’s net debt, working capital and tax debts in accordance with consideration adjustment mechanisms common for acquisitions of this nature. In connection with this consideration adjustment mechanism, the ‘Estimated Purchase Price’ payable by the Buyer to the Seller on completion of the SSA (which occurred 16 June 2023) would be reduced by an amount of $15,000 thousand and then the ‘Final Adjustment Amount’ payable by the Buyer to the Seller following preparation and agreement of necessary completion accounts would be increased by the same $15,000 thousand. The effect of this consideration payment adjustment mechanism was to retain $15,000 thousand within CMPL as an interest-free, working capital loan, utilized by the business immediately following completion of the SSA and repaid by the Buyer upon finalization of all consideration payments in which as at the date of these accounts has not yet occurred.

Rehabilitation Bond Amendments

MAL, MAC Australia and Glencore Operations Australia have entered into various contractual arrangements relating to performance guarantees Glencore Operations Australia has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities.

Glencore Operations Australia is subject to contractual commitments whereby it has agreed to provide the performance guarantees for up to AU$44,031 thousand until the earlier of MAL refinancing its senior debt and 16 June 2024. Whilst Glencore Operations Australia will provide the performance guarantees, MAL and MAC Australia will assume all liability if the guarantees are called on and will pay Glencore Operations Australia interest at a rate of 2.75% per annum on the amounts guaranteed by Glencore Operations Australia.

For the year ended 31 December 2023 the total interest paid or accrued was $317 thousand, recognized as an administrative expense.

29.First time adoption of IFRS

These consolidated financial statements as at and for the year ended 31 December 2023 are the first annual financial statements the Group has prepared in accordance with IFRS. For periods up to and including the year ended 31 December 2022, the Group prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Accordingly, the Group has prepared consolidated financial statements that comply with IFRS applicable as at and for the year ended on 31 December 2023, together with the comparative period data as at and for the year ended on 31 December 2022. In preparing the consolidated financial statements, the Group’s opening statement of financial position was prepared as at 1 January 2022, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its US GAAP financial statements. Explanations of how the transition from US GAAP to IFRS has affected the Group’s consolidated statement of financial position and its net loss are set out in the following reconciliations and the notes that accompany them.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

29.First time adoption of IFRS (continued)

The Group has followed the guidance in IFRS 1 First-time adoption of IFRS (IFRS 1), in preparing its transitional statements. The Group has applied the following mandatory exceptions in its first IFRS financial statements:

Exemptions that are mandated by IFRS 1

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The estimates previously made by the Group under US GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

The Group has not elected to apply any voluntary exemptions under IFRS 1 or has determined that they do not apply to the Group.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

29.First time adoption of IFRS (continued)

Reconciliation of consolidated statement of financial position as at 1 January 2022 (date of transition to IFRS)

			Effect of
			transition to
US$ thousand	Notes	US GAAP	IFRS	IFRS*
Assets
Current assets
Cash and cash equivalents		955	—	955
Prepayments and other current assets		340	—	340
Total current assets		1,295	—	1,295

Non-current assets
Investments		265,156	—	265,156
Prepayments and other non-current assets		187	—	187
Total non-current assets		265,343	—	265,343

Total assets		266,638	—	266,638

Liabilities
Current liabilities
Trade and other payables		604	—	604
Total current liabilities		604	—	604

Non-current liabilities
Derivative financial liability		8,440	—	8,440
Other financial liabilities	(A), (B)	—	253,530	253,530
Deferred underwriting discount		9,280	(9,280)	—
Total non-current liabilities		17,720	244,250	261,970

Total liabilities		18,324	244,250	262,574

Net assets/(deficit)		248,314	(244,250)	4,064

Class A ordinary shares subject to possible redemption, 26,514,780 shares at redemption value of $10.00 per share as of 31 December 2021	(A), (B)	265,148	(265,148)	—

Equity
Ordinary shares		1	—	1
Additional paid-in capital	(A), (B)	—	24	24
(Accumulated deficit)/retained earnings	(A), (B)	(16,835)	20,874	4,039
Total equity		(16,834)	20,898	4,064

Total liabilities, class A ordinary shares subject to possible redemption, and equity		266,638	—	266,638

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

29.First time adoption of IFRS (continued)

Reconciliation of statement of financial position as at 31 December 2022

			Effect of
			transition to
US$ thousand	Notes	US GAAP	IFRS	IFRS*
Assets
Current assets
Cash and cash equivalents		42	—	42
Trade and other receivables		53	—	53
Prepayments and other current assets		201	—	201
Total current assets		296	—	296

Non-current assets
Investments		268,909	—	268,909
Prepayments and other non-current assets		986	—	986
Total non-current assets		269,895	—	269,895

Total assets		270,191	—	270,191

Liabilities
Current liabilities
Trade and other payables		927	—	927
Loans and borrowings		786	—	786
Other financial liabilities		—	16,519	16,519
Deferred liabilities		7,239	(7,239)	—
Deferred underwriting discount		9,280	(9,280)	—
Total current liabilities		18,232	—	18,232

Non-current liabilities
Derivative financial liability		7,443	—	7,443
Other financial liabilities	(A), (B)	—	264,477	264,477
Total non-current liabilities		7,443	264,477	271,920

Total liabilities		25,675	264,477	290,152

Net assets/(deficit)		244,516	(264,477)	(19,961)

Class A ordinary shares subject to possible redemption, 26,514,780 shares at redemption value of $10.14 per share as of 31 December 2022	(A), (B)	268,909	(268,909)	—

Equity
Ordinary shares		1	—	1
Additional paid-in capital	(A), (B)	—	969	969
Accumulated deficit	(A), (B)	(24,394)	3,463	(20,931)
Total equity		(24,393)	4,432	(19,961)

Total liabilities, class A ordinary shares subject to possible redemption, and equity		270,191	—	270,191

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

29.First time adoption of IFRS (continued)

Reconciliation of net (loss) income for the year ended 31 December 2022

			Effect of
			transition to
US$ thousand	Notes	US GAAP	IFRS	IFRS*
Administrative expenses		—	(9,973)	(9,973)
Operating and formation costs		(2,117)	2,117	—
Acquisition costs		(7,625)	7,625	—
Stock compensation expense		(224)	224	—
Loss from operations		(9,966)	(7)	(9,973)

Finance income		3,753	—	3,753
Finance costs	(A), (B)	—	(20,234)	(20,234)
Net change in fair value of financial instruments		—	1,484	1,484
Change in fair value of warrants		1,477	(1,477)	—
Change in fair value of conversion option		7	(7)	—
Amortization of discount on convertible promissory note		(8)	8	—
Bank fee		(5)	5	—
Net finance costs		5,224	(20,221)	(14,997)

Net loss		(4,742)	(20,228)	(24,970)
*

Where necessary, comparative information presented under US GAAP has been reclassified or re-presented to achieve consistency in disclosures with the current period amounts and other disclosures under IFRS.

Notes to the reconciliations

(a)Redeemable Class A ordinary shares

Under US GAAP, the Class A ordinary shares subject to redemption were recorded at redemption value and classified as temporary equity on the consolidated statement of financial position. The change in the redemption value of the ordinary shares resulted in charges against additional paid-in capital and accumulated deficit. Upon transition to IFRS, the redeemable ordinary shares are classified as financial liabilities on the statement of financial position. At the date of the Offering, an aggregate discount of $28,832 thousand is recorded to the $265,148 thousand of gross proceeds from the Offering, consisting of the fair value of the Public Warrants in the amount of $14,053 thousand and offering costs associated with the Class A ordinary shares in the amount of $14,779 thousand. The redeemable ordinary shares are subsequently measured on an amortized cost basis and the discount is amortized over 24 months using the effective interest rate method. For the year ended 31 December 2023 and year ended 31 December 2022, the Company recorded $7,762 thousand and $20,234 thousand of interest expense in connection with the redeemable ordinary shares, respectively.

(b)Founder shares

Under US GAAP, the founder shares purchased by the Anchor Investors were recorded at fair value as a capital contribution by the Sponsor with a corresponding reduction in the proceeds from the Offering representing offering costs. Upon transition to IFRS, the founder shares are recorded at their purchase price, net of issuance costs, and are excluded from the aggregate offering costs.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

29.First time adoption of IFRS (continued)

(c)Cash flows

The reconciling items between US GAAP and IFRS have no significant effect on the cash flows generated. Therefore, a reconciliation of the consolidated statement of cash flows has not been presented.

30.Commitments and contingencies

Registration Rights

The holders of the (i) founder shares (which were issued in a private placement prior to the closing of the IPO), (ii) Private Placement Warrants (which were issued in a private placement simultaneously with the closing of the IPO) and (iii) Private Placement Warrants (that may be issued upon conversion of Working Capital Loans) will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50,000 thousand. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the CMPL acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Rehabilitation Bond Amendments

MAL, MAC Australia and Glencore Operations Australia have entered into various contractual arrangements relating to performance guarantees Glencore Operations Australia has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities. These are in the ordinary course of business. As at 31 December 2023 the total value of the guarantees was AU$44,683 thousand (2022: $nil).

Glencore Operations Australia is subject to a contractual commitments whereby it has agreed to provide the performance guarantees for up to AU$44,031 thousand until the earlier of MAL refinancing its senior debt and 16 June 2024. Whilst Glencore Operations Australia will provide the performance guarantees, MAL and MAC Australia will assume all liability if the guarantees are called on and will pay Glencore Operations Australia interest at a rate of 2.75% per annum on the amounts guaranteed by Glencore Operations Australia.

Capital commitments

Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at 31 December 2023 $1,415 thousand all of which relates to expenditure to be incurred over the next year (31 December 2022 and 1 January 2022: $nil) was contractually committed for the acquisition of plant and equipment. This capital expenditure primarily relates to vehicles.

Environmental contingencies

The Group’s operations are subject to various environmental laws and regulations. The Group is in material compliance with those laws and regulations. The Group accrues for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, the Group is unaware of any material environmental incidents at the CSA mine. Any potential liability arising from the above is not expected to have a material adverse effect on Group’s income, financial position or cash flow.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Notes to the consolidated financial statements

31 December 2023

(continued)

31.Subsequent events

IPO

On 3 February 2024, MAC lodged its Prospectus to undertake its IPO in Australia.

On 9 February 2024, MAC announced that its IPO received strong demand from new investors and existing institutional shareholders. The Company determined that the proceeds to be raised was A$325 million (US$214 million).

On the 16 February 2024, MAC was admitted to the Official List of ASX, and the securities of MAC commenced quotation Tuesday, 20 February 2024.

On the 20 February 2024, MAC confirmed completion of its IPO in Australia of CHESS Depository Interests, the Company commenced trading on ASX under the ticker ‘MAC’.

Repayment of the CSA Purchase Deferred Settlement

On 16 February 2024, MAC used part of the proceeds from the ASX IPO to repay in full the US$82.9 million (A$127 million) deferred consideration facility (refer to Note 21) to Glencore in connection with the US$1.1 billion (A$1.64 billion) acquisition of CSA mine (refer to Note 26).

Other than the matters mentioned above, there have been no events subsequent to balance sheet date which would have a material effect on the Group’s consolidated financial statements at 31 December 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Cobar Management Pty Limited.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Cobar Management Pty Limited (the “Company”) as at June 15, 2023, December 31, 2022 and December 31, 2021, the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for the period from 1 January 2023 to 15 June 2023 and the years ended December 31, 2022 and December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at June 15, 2023, December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the period from 1 January 2023 to 15 June 2023 and the years ended December 31, 2022 and December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Paramatta, Australia

December 14, 2023

We have served as the Company’s auditor since 2022.

STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021

US$thousand	Notes	2023	2022	2021
Revenue from related party	5	102,294	219,705	273,380
Cost of goods sold		(92,840)	(189,496)	(190,150)
Gross profit		9,454	30,209	83,230
Distribution and selling expenses		(6,410)	(17,246)	(15,195)
Administrative expenses		(378)	(1,230)	(1,473)
Impairment of property, plant and equipment		(2,800)	—	—
Operating income		(134)	11,733	66,562
Net foreign exchange (losses)/gains		2,066	(453)	401
Finance income	8	12	6	3
Finance costs	8	(362)	(930)	(530)
Profit before income taxes		1,582	10,356	66,436
Income tax (expense)/benefit	9	(3,382)	(15,715)	100,059
(Loss)/profit for the period/year		(1,800)	(5,359)	166,495
Other comprehensive income		—	—	—
Total comprehensive (loss)/income		(1,800)	(5,359)	166,495
(Losses)/earnings per share
Weighted average number of ordinary shares for the purposes of basic and diluted (losses)/earnings per share	25	437,070,938	437,070,938	437,070,938
Basic (cents)	25	(0.4)	(1.2)	38.1
Diluted (cents)	25	(0.4)	(1.2)	38.1

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF FINANCIAL POSITION

As at June 15, 2023, December 31, 2022 and December 31, 2021

US$thousand	Notes	2023	2022	2021
Assets
Current assets
Cash and cash equivalents		—	1,316	79
Trade receivables from related parties	10	—	9,052	2,551
Other receivables	10	1,641	3,180	3,747
Inventories	11	23,228	23,039	24,854
Prepaid expenses		1,349	3,422	9,373
		26,218	40,009	40,604
Non-current assets
Property, plant and equipment, net	12	405,007	422,226	398,171
Intangible assets, net	13	705	747	947
Inventories	11	321	354	431
Other assets		55	57	49
		406,088	423,384	399,598
Total assets		432,306	463,393	440,202
Liabilities
Current liabilities
Trade payables	14	15,899	21,139	9,482
Trade payables to related parties	14	—	799	652
Other payables	14	7,665	6,560	8,455
Lease liabilities	15	468	848	1,047
Provisions	16	11,488	13,790	15,725
		35,520	43,136	35,361
Non-current liabilities
Lease liabilities	15	36	128	226
Provisions	16	25,371	44,408	44,896
Deferred tax liabilities	9	11,510	8,750	14,059
		36,917	53,286	59,181
Total liabilities		72,437	96,422	94,542
Net assets		359,869	366,971	345,660
Equity
Share capital	23	437,071	—	—
(Accumulated deficit)/Retained earnings		(77,202)	204,504	209,863
Parent net investment	22	—	162,467	135,797
Total equity		359,869	366,971	345,660

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

For the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021

		Share capital		(Accumulated
				deficit)/
		Number of		Retained	Parent net
US$ thousand (except for number of shares)	Notes	shares	Amount	earnings	investment	Total equity
As at January 1, 2021		1	—	43,368	309,998	353,366
Profit for the year		—	—	166,495	—	166,495
Net changes in parent net investment	22	—	—	—	(174,201)	(174,201)
As at December 31, 2021		1	—	209,863	135,797	345,660
As at January 1, 2022		1	—	209,863	135,797	345,660
Loss for the year		—	—	(5,359)	—	(5,359)
Net changes in parent net investment	22	—	—	—	26,670	26,670
As at December 31, 2022		1	—	204,504	162,467	366,971
As at January 1, 2023		1	—	204,504	162,467	366,971
Loss for the period		—	—	(1,800)	—	(1,800)
Net changes in parent net investment	22	—	—	—	(5,302)	(5,302)
Issuance of share capital against parent net investment	22	437,070,937	437,071	(279,906)	(157,165)	—
As at June 15, 2023		437,070,938	437,071	(77,202)	—	359,869

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

For the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021

US$thousand	Notes	2023	2022	2021
Operating activities
Profit before income taxes		1,582	10,356	66,436
Adjustments for:
Depreciation and amortization	6	21,557	51,529	52,321
Impairment of plant and equipment		2,800	—	—
Net foreign exchange losses/(gains)		(2,065)	453	(401)
Finance income	8	(12)	(6)	(3)
Finance costs	8	362	930	530
Movement in provisions		(1,999)	1,112	1,746
Other non-cash transactions		(192)	(1,568)	1,507
		22,033	62,806	122,136
Decrease/(increase) in trade receivables from related parties		9,052	(6,501)	6,310
Decrease/(increase) in other receivables		1,539	567	(961)
Decrease/(increase) in prepaid expenses		2,018	5,943	(8,217)
(Increase)/decrease in inventories		(156)	1,892	(8,131)
(Decrease)/increase in trade payables to related parties		(799)	147	652
Increase in trade payables		2,040	1,141	826
Increase/(decrease) in other payables		1,106	(1,895)	(4,808)
Cash generated by operations		36,833	64,100	107,807
Income taxes settled by/(paid by) related party(1)	22	2,207	(8,629)	(19,461)
Interest received	8	12	6	3
Interest paid	8	(362)	(930)	(530)
Net cash generated by operating activities		38,690	54,547	87,819
Investing activities
Purchase of property, plant, and equipment and intangibles		(31,462)	(66,273)	(32,068)
Proceeds from disposal of property, plant, and equipment		166	—	—
Net cash used in investing activities		(31,296)	(66,273)	(32,068)
Financing activities
Payment of lease liabilities		(468)	(1,275)	(781)
Transfers from/(to) Parent	22	(8,131)	14,275	(55,158)
Net cash generated by/(used in) financing activities		(8,599)	13,000	(55,939)
Increase/(decrease) in cash and cash equivalents		(1,205)	1,274	(188)
Cash and cash equivalents at the beginning of the period/year		1,316	79	110
Net foreign exchange difference		(111)	(37)	157
Cash and cash equivalents at the end of the period/year		—	1,316	79
(1)

Until June 15, 2023, the Company was part of a tax consolidated group under Australian taxation law, of which Glencore Investment Pty Limited (“Glencore Investment”), a subsidiary of Glencore plc, was the head entity. Tax payments from companies within the Glencore Investment tax consolidated group were made by Glencore Investment in accordance with the tax sharing and tax funding agreements entered into by those entities and settled through intercompany loans via parent net investment (see notes 2.14 and 22). Following the completion of the sale of the Company, Glencore Investment notified the Australian Taxation Office that the Company exited the tax consolidated group with effect from June 16, 2023.

The accompanying notes are an integral part of the financial statements.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS

1.Corporate information

Cobar Management Pty Limited (“Cobar” or the “Company”) is a proprietary company incorporated in Australia. Its parent entity was Glencore Operations Australia Pty Limited (“Glencore Operations Australia”) as of June 15, 2023 and December 31, 2022 and 2021. Its ultimate parent entity was Glencore plc (the “Parent”).

The financial statements of the Company for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021 were authorized for issue in accordance with a resolution of the Directors on December 14, 2023.

Cobar is primarily engaged in the operation of Cornish, Scottish and Australian underground copper mine (“CSA mine”) in Australia. CSA mine was transferred to the Company on November 29, 2021 as part of the Reorganization (as described below). Prior to November 29, 2021, the Company was the manager and operator of the CSA mine.

From January 1, 2019 to November 28, 2021, Acelight Pty Limited (“Acelight”) and Isokind Pty Limited (“Isokind”) owned the assets in the CSA mine in a 40/60 split respectively, pursuant to an unincorporated joint arrangement. Whilst Acelight, Isokind, and Cobar each have a different immediate parent, all of them are indirectly 100% owned and controlled by their ultimate parent entity, Glencore plc, for all periods presented in the financial statements.

On November 29, 2021, all assets, tenements and residual interests held by Acelight and Isokind for the operation of the CSA mine were transferred to Cobar (the “Reorganization”). The consideration was settled by related party loans. As this was a transaction between entities under common control, the book value basis of accounting, utilising the book values of the Parent, was used to record the assets and liabilities contributed to Cobar. Further, the financial statements report the results of the CSA mine operations as though the transfer of net assets occurred at January 1, 2020.

On March 17, 2022, Glencore Operations Australia entered a binding agreement (as amended from time to time, including the deed of amendment dated November 22, 2022) with Metals Acquisition Corp (“MAC”) for the sale and purchase of Cobar. Immediately prior to the acquisition of the Company, MAC merged with and into Metals Acquisition Limited (“MAL”), with MAL continuing as the surviving company. The acquisition of Cobar by MAL was completed on June 15, 2023, and this was the final day of Cobar operations under the ownership of Glencore Operations Australia. From completion, MAL assumed ownership and full operational control of the Company through its wholly owned subsidiary Metals Acquisition Corp (Australia) Pty Limited (“MAC Australia”) and entered into an offtake agreement with Glencore International AG for 100% of the copper concentrate produced at the CSA mine. The final consideration for Cobar was set as $775 million in cash (subject to a customary working capital adjustment process), a $100 million equity stake in MAL, $75 million deferred to be paid within 1 year of close and out of half the proceeds of any future public offer equity raise, $75 million contingent payment payable when copper price averages greater than $4.25/lb for 18 continuous months over the life of mine (“LOM”), $75 million contingent payment payable when copper price averages greater than $4.50/lb for 24 continuous months over the LOM, and 1.5% copper only net smelter return life of mine royalty upon completion of the transaction.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies
2.1	Basis of preparation

The financial statements are general purpose financial statements, which have been prepared on a stand-alone basis and are derived from Glencore plc’s consolidated financial statements and accounting records in which the Company was consolidated. Glencore plc’s consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and based on Glencore plc’s transition to IFRS which had occurred prior to its initial public offering in 2011.

The financial statements include the historical results of operations, financial position and cash flows of the Company for the periods presented and have been prepared in accordance with the IFRS as issued by the IASB. The Company’s financial information is presented using the historical results of operations and the historical bases of assets and liabilities of the Parent.

The business of the Company is the operation of the CSA mine in New South Wales Australia. Management of the Company believes assumptions underlying the financial statements are reasonable. However, the financial statements may not be indicative of the financial position, results of operations, and cash flows of the Company in the future or if it had operated independently of the Parent. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, primarily including, technical services, engineering, finance, and other general corporate and administrative costs, such as treasury, human resources, legal and others.

The statement of profit or loss and other comprehensive income include all revenues and costs directly attributable the Company as well as an allocation of corporate expenses from the Parent that provide support to the Company related to administrative expenses. These corporate expenses have been allocated to the Company based on direct usage or benefit, where identifiable, with the remainder allocated based on headcount or capital employed. The Parent allocates these costs to the Company using methodologies that management believes are appropriate and reasonable.

Treasury and net funding activities, and tax transactions between the Parent and the Company are accounted through Parent net investment in the Company. These transactions between Parent and Company are deemed to have been settled immediately through Parent net investment and are shown as a net change in this account (see note 22 for additional information). As all transactions are long-term funding related, these have been accounted for as movements within the Parent net investment balance.

The Company was part of a tax consolidated group under Australian taxation law, of which Glencore Investment, a subsidiary of the Parent, was the head entity. Following the completion of the sale of the Company, Glencore Investment notified the Australian Taxation Office that the Company exited the tax consolidated group with effect from June 16, 2023. See note 2.14 ‘Income taxes’ for more information.

The financial statements have been prepared on an accrual basis and are based on historical cost. Historical cost is generally based on the fair values of the consideration given in exchange for assets.

MAL has determined that Cobar is the predecessor and therefore has prepared historical financial statements of Cobar as predecessor for the period from January 1, 2023 to June 15, 2023 with comparative periods of years ended December 31, 2022 and 2021. Given the differences in length of financial periods, the results between these periods are not directly comparable.

All amounts are presented in United States dollars (US$) and all values are rounded to the nearest thousand unless otherwise indicated.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.Significant accounting policies (continued)

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of assets.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Going concern

The financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities and the realization of assets and the discharge of liabilities in the normal course of business. In making this assessment, the Director’s have considered cash forecast scenarios prepared by management which extend to the end of December 2024 and other matters set out below.

For the period ended June 15, 2023, the Company reported a loss after tax of $1,800 thousand (2022: loss after tax of $5,359 thousand; 2021: profit after tax of $166,495 thousand) and generated positive net cashflows from operating activities of $38,690 thousand (2022: $54,547 thousand; 2021: $87,819 thousand). As at June 15, 2023, the Company had an excess of current liabilities over current assets of $9,302 thousand (2022: excess of current liabilities over current assets of $3,127 thousand; 2021: excess of current assets over current liabilities of $5,243 thousand) and had net assets of $359,869 thousand (2022: $366,971 thousand; 2021: $345,660 thousand).

As detailed in note 1, the Company was acquired by MAL (through its wholly owned subsidiary MAC Australia) on June 16, 2023. The ability of the Company to continue as a going concern is dependent on a number of factors including, principally:

●	The ability of the group (defined as “MAL and its controlled subsidiaries”) to enhance the efficiencies within the mine and increase profitability;
●	The ability of the group to achieve their operating cash flows detailed within their forecast;
●	The ability of Cobar to produce sufficient cash inflows to fund MAL’s financing arrangements; and
●	The ongoing support from MAL to Cobar through their letter of support.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.Significant accounting policies (continued)

The Director’s believe it is appropriate to prepare the financial statements on the going concern basis through their assessment of Cobar’s expected performance over the forecast period and the appropriateness of the assumptions utilized. In addition, the Director’s have considered the ability of MAL to raise funding should this be required over the next 12 months. On October 13, 2023, MAL issued 1,827,096 Ordinary Shares to investors, at a price of US$11.00 per share, for aggregate gross proceeds of approximately $20 million. In addition, MAL has mandated joint lead managers in Australia to advise on an ASX listing. These lead managers have expressed confidence in MAL’s ability to raise equity in connection with the ASX listing. On December 5, 2023, MAL issued a letter of support in favour of the Company whereby, among other things, MAL agrees to continue to provide funding to the Company to enable it to pay its debts as and when they fall due for a period of at least 12 months from the date of signing the Company’s financial statements for the period ended June 15, 2023.

Therefore, the Directors continue to adopt the going concern basis of accounting in preparing these financial statements

2.2	Application of new and revised accounting standards

A number of new accounting standards are effective for annual periods beginning after 1 January 2023 and earlier application is permitted. However, the Company has not early adopted the new or amended accounting standards in preparing these financial statements. The following new and amended accounting standards are not expected to have a significant impact on the Company’s financial statements.

●	Classification of liabilities as current or non-current and non-current liabilities with covenants (Amendments to IAS 1)
●	Lease liability in a sale and leaseback transaction (Amendments to IFRS 16)
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
●	Lack of Exchangeability (Amendments to IAS 21)
2.3	Revenue recognition

Revenue is derived principally from the sale of goods and recognized when the performance obligations have been satisfied upon transfer of control of the goods from the Company to the customer. Revenue is measured based on consideration specified in the contract with a customer and excludes amounts collected on behalf of third parties.

Revenue related to the sale of goods is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control through their ability to direct the use of and obtain substantially all the benefits from the asset. The sales price is determined on a provisional basis at the date of sale as the final selling price is subject to movements in market prices up to the date of final pricing, normally ranging from 30 to 90 days after initial booking (provisionally priced sales). As the pricing only varies based on future market prices after the performance obligation has been satisfied, this is not considered to be variable consideration. The Company’s right to the consideration is unconditional as only the passage of time is required before payment is due and, therefore, the Company accounts for the receivable under IFRS 9. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative.

Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognized as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

The principal risks associated with recognition of sales on a provisional basis include commodity price fluctuations between the date the sale is recorded and the date of final settlement. If a significant decline in commodity prices occurs, it is reasonably possible the Company could be required to pay the difference between the provisional price and final selling price.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.Significant accounting policies (continued)

Revenues from the sale of silver, a by-product in the production of copper concentrate, are included within revenue from the sale of concentrate, which includes copper and silver.

The Company is responsible for providing certain shipping and insurance services to the customer, which is generally before the date at which the Company has transferred control of the goods. These services are not distinct within the context of the contract, and they are not separately identifiable from other promises within the contract. Accordingly, shipping and insurance services are not considered separate performance obligations and are treated as costs to fulfill the promise to transfer the related products. Any customer payments of shipping and handling costs are recorded within revenue. While the Company’s customer has an option to take deliveries of the goods on Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) basis, the customer generally opts for Free on Board (“FOB”) based delivery where the Company is responsible for loading the purchased goods onto the ship, and all costs associated up to that point.

2.4	Foreign currency translation

The Company’s reporting currency and the functional currency of each of the entities collectively forming the Company is the U.S. dollar as this is assessed to be the principal currency of the economic environment in which it operates. All operating revenue generated by Cobar is in the U.S. dollar and all the funding arrangements through Parent net investment (see note 22) are denominated in the U.S. dollar.

Foreign currency transactions

Transactions in foreign currencies are converted into the functional currency using the exchange rate prevailing at the transaction date. Monetary assets and liabilities outstanding at period end are converted at period-end rates. The resulting exchange differences are recorded in the statement of profit or loss and other comprehensive income.

The average and closing AUD/USD foreign currency exchange rates at June 15, 2023 and December 31, 2022 and 2021 are listed below:

	Average	Closing
	FX rate	FX rate
2021	0.7512	0.7272
2022	0.6935	0.6804
2023	0.6758	0.6657

2.5	Property, plant and equipment

Property, plant and equipment are initially recognized at cost, being the fair value of the consideration given to acquire or construct the asset, including directly attributable costs required to bring the asset to the location or to a condition necessary for operation and the direct cost of dismantling and removing the asset, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the specific asset concerned, or the estimated remaining life of mine (“LOM”), field or lease.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)

Depreciation commences when the asset is available for use. The major categories of property, plant and equipment are depreciated/amortized on a units of production (“UOP”) and/or straight-line basis. Depreciation of property, plant and equipment using UOP method over the LOM is based on estimated production units including commercially recoverable reserves (proven and probable reserves) and a portion of mineral resources (measured, indicated and inferred resources). The portion of mineral resources are included in depreciation calculations where they are expected to be classified as mineral reserves based on high degree of confidence that they will be extracted in an economic manner.

Assets under construction are included in plant and equipment and since the assets are not yet available for use, are not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10 – 45 years/Straight-line
Freehold land	Not depreciated
Plant and equipment	3 – 30 years/UOP
Right-of-use assets	2 – 30 years
Mine development	UOP

Mine development

Mine development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, and infrastructure. Costs incurred before mineral resources are classified as proven and probable reserves are expensed as incurred. Capitalization of mine development project costs that meet the definition of an asset begins once mineral resources are classified as proven and probable reserves and such proposed development receives the appropriate approvals. All subsequent development expenditure is similarly capitalized, provided commercial viability conditions continue to be satisfied. Proceeds from the sale of product extracted during the development phase are netted against development expenditure. Upon completion of development and commencement of production, capitalized development costs are transferred, as required, to the appropriate plant and equipment asset category.

Depreciation for mine development costs is determined using the UOP method based on estimated production units including commercially recoverable reserves (proven and probable reserves) and a portion of mineral resources (measured, indicated and inferred resources). Depreciation, depletion and amortization using the UOP method is recorded upon production of finished goods, at which time it is allocated to inventory cost and then included as a component of cost of goods sold.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)
2.6	Leases

As lessee, the Company assesses whether a contract contains a lease at inception of a contract. The Company recognizes a right-of-use asset and corresponding lease liability in the statement of financial position for all lease arrangements in which it is the lessee, except for short-term leases with a term of twelve months or less and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments from the commencement date of the lease. The lease payments are discounted using the asset and company specific incremental borrowing rates. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability, with a corresponding adjustment to the related right-of-use assets, whenever:

●	The lease term changes or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
●	The lease payments change due to the changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate;
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.

The right-of-use assets are initially recognized in the statement of financial position at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred, and expected costs for obligations to dismantle and remove right-of-use assets when they are no longer used. Right-of-use assets are recognized within property, plant and equipment in the statement of financial position. Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.

2.7	Restoration, rehabilitation and decommissioning

Restoration, rehabilitation and decommissioning costs arising from the installation of plant and other site preparation work, discounted using a risk free discount rate to their net present value, are provided for and capitalized at the time such an obligation arises. The costs are charged to the statement of profit or loss and other comprehensive income over the life of the operation through depreciation of the asset and the accretion expense of the discount on the provision.

Costs for restoration of subsequent site disturbance, which is created on an ongoing basis during production, are provided for at their net present values and charged to the statement of profit or loss and other comprehensive income as extraction progresses.

Changes in the estimated timing of the rehabilitation or changes to the estimated future costs are accounted for prospectively by recognizing an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates, provided the reduction in the provision is not greater than the depreciated capitalized cost of the related asset, in which case the capitalized cost is reduced to nil and the remaining adjustment recognized in the statement of profit or loss and other comprehensive income. In the case of closed sites, changes to estimated costs are recognized immediately in the statement of profit or loss and other comprehensive income.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)
2.8	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization (calculated on a straight- line basis over their useful lives) and accumulated impairment losses, if any.

The major categories of intangibles are amortized on a straight-line basis as follows:

Licences and software	3 – 9 years

2.9	Impairment or impairment reversals

The Company conducts, at least annually, an internal review of asset values which is used as a source of information to assess for any indications of impairment. Formal impairment tests are carried out when events or changes in circumstances indicate the carrying value may not be recoverable.

A formal impairment test involves determining whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs of disposal and its value in use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the CGU level.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the statement of profit or loss and other comprehensive income to reflect the asset at the lower amount.

For those assets which were impaired in prior periods, if their recoverable amount exceeds their carrying amount, an impairment reversal is recorded in the statement of profit or loss and other comprehensive income to reflect the asset at the higher amount to the extent the increased carrying amount does not exceed the carrying value of the asset that would have been determined had no impairment previously been recognized. Goodwill impairments cannot be subsequently reversed.

2.10	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources embodying economic benefits that can be reliably estimated will be required to settle the liability.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

2.11  Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in- first-out (“FIFO”) or the weighted average method and comprises material costs, labour costs, allocated production related overhead costs and includes treatment and refining cost. Raw materials and consumables are measured using the FIFO method and work in progress inventories using the weighted average method. Financing and storage costs related to inventory are expensed as incurred.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)

2.12  Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are classified as either financial assets at amortized cost, at fair value through other comprehensive income (“FVTOCI”) or at fair value through profit or loss (“FVTPL”) depending upon the business model for managing the financial assets and the nature of the contractual cash flow characteristics of the financial asset. Financial assets are initially recognized at fair value on the trade date, including, in the case of instruments not subsequently measured at fair value through profit or loss, directly attributable transaction costs. Trade receivables with no provisional price features and where there is no significant financing component, are initially recognized at their transaction price. Subsequently, other investments, provisionally priced trade receivables and derivatives are carried at fair value and trade receivables that do not contain provisional price features, loans and other receivables are carried at amortized cost.

Financial liabilities, other than derivatives and those containing provisional price features, are initially recognized at fair value of consideration received net of transaction costs as appropriate and subsequently carried at amortized cost. Financial liabilities that contain provisional pricing features and derivatives are carried at FVTPL.

Impairment of financial assets

A loss allowance for expected credit losses is determined for all financial assets, other than those at FVTPL and equity instruments at FVOCI, at the end of each reporting period. The expected credit loss recognized represents a probability-weighted estimate of credit losses over the expected life of the financial instrument.

The Company applies the simplified approach to measure the loss allowance for trade receivables classified at amortized cost, using the lifetime expected loss provision. The expected credit losses on these financial assets is estimated using a provision matrix by reference to past default experience and an equivalent credit rating, adjusted as appropriate for current observable data and forward-looking information.

For all other financial assets at amortized cost, the Company recognizes lifetime expected credit losses when there has been a significant increase in credit risk since initial recognition, which is determined by:

●	A review of overdue amounts
●	Comparing the risk of default at the reporting date and at the date of initial recognition
●	An assessment of relevant historical and forward-looking quantitative and qualitative information.

For those balances that are beyond 30 days overdue, it is presumed to be an indicator of a significant increase in credit risk.

If the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-months expected credit loss, which comprises the expected lifetime loss from the instrument were a default to occur within 12 months of the reporting date.

The Company considers an event of default has materialised and the financial asset is credit impaired when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay the Company without taking into account any collateral held by the Company or if the financial asset is more than 90 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)

Derecognition of financial assets and financial liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralised borrowing for the proceeds received.

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or have expired.

On derecognition of a financial asset/financial liability in its entirety, the difference between the carrying amount of the financial asset/financial liability and the sum of the consideration received and receivable/paid and payable is recognized in profit and loss.

On derecognition of equity investments designated and measured at FVTOCI, the cumulative gain or loss recognized in other comprehensive income is reclassified directly to retained earnings.

2.13  Goods and services tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”), except:

●	where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense; or
●	for receivables and payables which are recognized inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

2.14	Income tax

Tax Consolidation

Until June 15, 2023, the Company was part of a tax consolidated group under Australian taxation law, of which Glencore Investment, a related party of the Company, was the head entity. Tax payments from companies within the Glencore Investment tax consolidated group were made by Glencore Investment in accordance with the tax sharing and tax funding agreements entered into by those entities and settled through intercompany loans via parent net investment (see note 22). Following the completion of the sale of the Company, Glencore Investment notified the Australian Taxation Office that the Company exited the tax consolidated group with effect from June 16, 2023.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)

The current and deferred tax amounts for the tax consolidated group are allocated to the members of the tax consolidated group (including the Company) using the ‘separate taxpayer within group’ approach. This method requires tax to be calculated for each member with adjustments for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the group or that have a different tax consequence at the level of the group. Accordingly, the Company recognizes an allocation of income taxes in the financial statements as if it calculated and filed a separate income tax return for Cobar, Acelight and Isokind. Deferred taxes are allocated by reference to the carrying amounts in the financial statements of the Company and the tax values applying under tax consolidation. Current tax liabilities arising from this process are accounted for as being assumed by the head entity, as under Australian taxation law the head entity has the legal obligation for (or right to) these amounts. Such amounts are reflected in amounts receivable from or payable to the head entity via Parent net investment, see movement to “Glencore Investment tax loan” in note 22.

Income tax consists of current and deferred income taxes.

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Adjustments are made for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the Company or that have different tax consequences at the level of the Company.

Deferred tax

Deferred tax is accounted for using the balance sheet liability method. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Adjustments are made for transactions and events occurring within the tax-consolidated group that do not give rise to a tax consequence for the Company or that have different tax consequences at the level of the Company.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

The Company assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. Inherent uncertainties exist in estimates of tax contingencies due to complexities of interpretation and changes in tax laws. For those matters where it is probable that an adjustment will be made, the Company records its best estimate of these tax liabilities, including related interest charges, taking into account the range of possible outcomes.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

2.	Significant accounting policies (continued)

Tax payments

Tax payments from companies within the Glencore Investment tax consolidated group are made by Glencore Investment in accordance with the tax sharing and tax funding agreements entered into by those entities and settled through intercompany loans via parent net investment (see note 22). Tax payments are disclosed within cash flows from operating activities in the statement of cash flows.

2.15	Employee and retirement benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognized in respect of short-term employee benefits, are measured at their face value without the effect of discounting using the remuneration rate expected to apply at the time of settlement. Liabilities recognized in respect of long term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

3.	Critical accounting judgments and key sources of estimation uncertainty

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances, independent estimates, quoted market prices and common, industry standard modelling techniques. Actual outcomes could result in a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The Company has identified the following areas as being critical to understanding the Company’s financial position as they require management to make complex and/or subjective judgements, estimates and assumptions about matters that are inherently uncertain:

Critical accounting judgements

In the process of applying the Company’s accounting policies, management has made judgements based on the relevant facts and circumstances including macro-economic circumstances and, where applicable, interpretation of underlying agreements, which have the most significant effect on the amounts recognized in the financial statements.

Key sources of estimation uncertainty

In the process of applying the Company’s accounting policies, management has made key estimates and assumptions concerning the future and other key sources of estimation uncertainty. The key assumptions and estimates at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year, are described below. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

3.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Restoration, rehabilitation and decommissioning (note 16)

A provision for future restoration, rehabilitation and decommissioning costs requires estimates and assumptions to be made around the relevant regulatory framework, the magnitude of the possible disturbance and the timing, extent and costs of the required closure and rehabilitation activities. Most of these rehabilitation and decommissioning events are expected to take place many years in the future and the currently estimated requirements and costs that will have to be met when the restoration event occurs are inherently uncertain and could materially change over time.

In calculating the appropriate provision for the expected restoration, rehabilitation or decommissioning obligations, cost estimates of the future potential cash outflows based on current studies of the expected rehabilitation activities and timing thereof, are prepared. These forecasts are then discounted to their present value using a risk free rate specific to the liability and the currency in which they are denominated.

Any changes in the expected future costs are initially reflected in both the provision and the asset (included within plant and equipment classification) and subsequently in the statement of profit or loss and other comprehensive income over the remaining economic life of the asset. As the actual future costs can differ from the estimates due to changes in laws, regulations, technology, costs and timing, the provisions including the estimates and assumptions contained therein are reviewed regularly by management. The aggregate effect of changes within 12 months as a result of revisions to cost and timing assumptions is not expected to be material.

Depreciation based on a UOP basis (note 12)

Assets depreciated on a UOP basis rely heavily on estimated production units. In calculating the appropriate production level, management rely on life of mine plans containing production levels and costs. Estimated production units include commercially recoverable reserves (proven and probable reserves) and other mineral resources (measured, indicated and inferred resources) that can be economically and legally extracted from the CSA mine. Other mineral resources have been included in estimated production units (beyond just the proven and probable reserves) when management has sufficient confidence, for the purpose of determining economic life of certain assets, that these resources will be converted into proven and probable reserves. This determination is based on proven historical conversion rates through further drilling and a historical track record of life of mine extensions and replenishment of reserves.

The estimation of production units requires significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data based on the size, depth and shape of an ore body, and requires complex geological assessments to interpret that data. Furthermore, in order to determine the production units, estimates and assumptions are also required about a range of technical and economic factors such as estimates of commodity prices, future capital requirements, quantities, grades, production techniques, recovery and conversion rates, production costs, etc. Therefore, the Company uses both internal and external technical experts to estimate the production units from CSA mine.

This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. As such changes in production units may affect the life of mine and depreciation rates thereby impacting the Company’s financial results and financial position for future periods.

The estimates and assumptions contained within the life of mine plans are reviewed regularly by management. Any changes in the life of mine plans are reflected in the depreciation rates and subsequent asset book values on a prospective basis.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

3.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Recognition and measurement of uncertain tax positions (note 9)

The Company is subject to taxes with often complex legal and tax regulatory environments. Some estimation is required in determining the accrual for income taxes. The income tax positions taken are considered by the Company to be supportable and are intended to withstand challenge from tax authorities. However, it is acknowledged that some of the positions are uncertain and include interpretations of complex tax laws as well as transfer pricing considerations which could be disputed by tax authorities. The Company judges these positions on their technical merits on a regular basis using all the information available (legislation, case law, regulations, established practice, authoritative doctrine as well as the current state of discussions with tax authorities, where appropriate). A liability is recorded for each item that is not probable of being sustained on examination by the tax authorities, based on all relevant information. The liability is calculated taking into account the most likely outcome or the expected value, depending on which is thought to give a better prediction of the resolution of each uncertain tax position in view of reflecting the likelihood of an adjustment being recognized upon examination. These estimates are based on facts and circumstances existing at the end of the reporting period. The tax liability and income tax expense include expected penalties and late payment interest arising from tax disputes.

Where the final income tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current income tax expense and deferred income tax assets and liabilities in the period in which such determination is made. Details of taxation can be found in note 9.

4.	Segment information

The chief operating decision maker has been identified as the General Manager for the CSA mine. The General Manager makes decisions with respect to allocation of resources and assesses performance of the Company. The Company is organised and operates in one single business segment focused on the mining and production of copper and silver from the CSA mine. The performance of the Company, being CSA mine operation, is assessed and managed in totality.

All sales are made to its single client Glencore International AG, a subsidiary of Glencore plc which is domiciled in Switzerland, and all assets are held in one geographical location, being the CSA mine site in Australia. Since the Company operates in one segment, all financial information required by “Segment Reporting” such as major customers, and the countries in which the entity holds material assets and reports revenue can be found in the accompanying financial statements.

5.	Revenue

	Jan 1, to	Year ended	Year ended
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Sale of commodities - Copper	97,852	211,152	260,673
Sale of by product - Silver	4,442	8,553	12,707
Total	102,294	219,705	273,380

Revenue is derived principally from the sale of commodities, recognized once the control of the goods has transferred from the Company to the customer. The Company sells copper concentrate (which includes silver) produced exclusively to Glencore International AG (refer to note 22 on Related Parties).

Products of the Company may be provisionally priced at the date revenue is recognised. The impact on revenue recognised due to the changes in pricing of copper for the sales provisionally priced for the period from January 1, 2023 to June 15, 2023 is a decrease of $3,036 thousand (2022: decrease of $760 thousand; 2021: increase of $2,441 thousand), accounted for under IFRS 9.

As at June 15, 2023, the Company did not have any open positions subject to provisional pricing as the Company novated its rights and obligations in connection with the settlement of any final payments to Glencore Operations Australia.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

6.	Depreciation and amortization expense

		Jan 1, to	Year ended	Year ended
US$thousand	Notes	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Included in cost of goods sold:
Depreciation expenses	12	(21,515)	(51,328)	(52,262)
Amortization expenses		(42)	(201)	(59)
Total		(21,557)	(51,529)	(52,321)

7.	Employee benefits expense

	Jan 1, to	Year ended	Year ended
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Included in cost of goods sold:
Wages and salaries	(19,556)	(44,189)	(47,089)
Defined contribution plans	(2,639)	(4,694)	(5,589)
Other employee benefits	12	(28)	(147)
Total	(22,183)	(48,911)	(52,825)

8.	Finance income and costs

		Jan 1, to	Year ended	Year ended
US$thousand	Notes	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Finance income
Interest income from banks and other third parties		12	6	3
Total		12	6	3
Finance costs
Interest expense on debts and borrowings		(1)	(12)	(3)
Interest expense on lease liabilities		(17)	(67)	(62)
Total interest expense		(18)	(79)	(65)
Accretion expense on rehabilitation provision	16	(344)	(851)	(465)
Total		(362)	(930)	(530)
Finance costs - net		(350)	(924)	(527)

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

9.	Income taxes

Income taxes consist of the following:

	Jan 1, to	Year ended	Year ended
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Current income tax (expense)/benefit	(622)	(19,125)	100,858
Adjustments in respect of prior year current income tax	—	(1,899)	(1,275)
Total income tax (expense)/benefit	(622)	(21,024)	99,583
Deferred income tax benefit/(expense)	(2,760)	3,622	(1,638)
Adjustments in respect of prior year deferred income tax	—	1,687	2,114
Total deferred income tax (expense)/benefit	(2,760)	5,309	476
Total income tax (expense)/benefit reported in the statement of profit or loss	(3,382)	(15,715)	100,059

Reconciliation of income tax (expense)/benefit and the accounting profit multiplied by Australia’s domestic tax rate:

	Jan 1, to	Year ended	Year ended
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Profit before income taxes	1,582	10,356	66,436
Income tax expense calculated at the Australian income tax rate of 30% (2022 and 2021: 30%)	(475)	(3,107)	(19,931)
Tax effects of:
Movement in uncertain tax positions	(2,828)	(12,395)	118,846
Utilization and changes in recognition of tax losses and temporary differences	(79)	—	305
Adjustments in respect of prior years	—	(213)	839
Income tax (expense)/benefit	(3,382)	(15,715)	100,059

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

9.	Income taxes (continued)

Deferred taxes

Deferred taxes as at June 15, 2023, December 31, 2022 and December 31, 2021 are attributable to the items in the table below:

		Recognized in
US$thousand	2023	profit or loss	2022
Deferred tax liabilities
Depreciation and amortization	(20,306)	(1,026)	(19,280)
Provisions and payables	9,931	(680)	10,611
Receivables and consumables	(1,136)	(1,054)	(82)
Total	(11,510)	(2,760)	(8,750)
Total deferred tax - net	(11,510)	(2,760)	(8,750)

		Recognized in
US$thousand	2022	profit or loss	2021
Deferred tax liabilities
Depreciation and amortization	(19,280)	3,092	(22,372)
Provisions and payables	10,611	(1,037)	11,648
Receivables and consumables	(82)	3,253	(3,335)
Total	(8,750)	5,309	(14,059)
Total deferred tax - net	(8,750)	5,309	(14,059)

Income tax judgements and uncertain tax liabilities

The Company assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. Inherent uncertainties exist in estimates of tax contingencies due to complexities of interpretation and changes in tax laws. For those matters where it is probable that an adjustment will be made, the Company records its reasoned estimate of these tax liabilities, including related penalty and interest charges. The estimate consists of a transfer pricing matter, in respect of the price charged for commodity sales to Glencore International AG (refer to note 5), that has been open for a number of years and may take several more years to resolve. In recognizing a provision for the taxation exposures, consideration was given to the range of possible outcomes to determine the Company’s best estimate of the amount to provide. As at June 15, 2023, the Company has recognized $50,583 thousand (2022: $47,755 thousand; 2021: $35,360 thousand) of uncertain tax liabilities related to possible adverse outcomes of this matter, and income tax payable through a related party loan with Glencore Investment, the head entity of the tax consolidated group, via parent net investment (see note 2.14 ‘Income taxes’ and note 22). The increase in the liability during the period January 1, 2023 to June 15, 2023 of $2,828 thousand (2022: increase in liability of $12,395 thousand; 2021: reduction in liability of $118,846 thousand) has been calculated based on the latest estimate by the Company, relevant court rulings, and other factual developments. The reduction in 2021 reflects the resolution of the matter in favour of the Company for certain years following court judgements determining that the price the Company received for the sale of copper concentrate was within an arm’s length range.

Following completion of the sale of the Company by Glencore Operations Australia, the Company exited the tax consolidated group with effect from June 16, 2023. Post-completion, the Company has no further income tax responsibilities in respect of pre-completion periods, any such liabilities to the Australian Taxation Office being the responsibility of Glencore Investment. This is by operation of the statutory income tax “clear-exit” mechanism and the Tax Sharing Agreement (“TSA”). Where a leaving member pays the head company their “contribution amount” under a TSA before leaving the group then the leaving member will not be liable for any further tax matters relating to the former group.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

10.	Trade and other receivables

		As at	As at	As at
US$thousand	Notes	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Financial assets at fair value through profit or loss
Trade receivables from related parties containing provisional pricing features	22	—	9,052	2,551
Other receivables
Financial assets at amortized cost
Other receivables		—	1	141
Non-financial instruments
Indirect tax receivable		1,641	3,179	3,606
Total other receivables		1,641	3,180	3,747

The average credit period on sales of goods on credit is 14 days (2022: 16 days; 2021: 3 days). The carrying value of trade receivables approximates fair value.

The Company determines the expected credit loss on receivables based on different scenarios of probability of default and expected loss applicable to each of the material underlying balances. The Company has determined that the expected credit loss is immaterial as all related party balances are effectively supported by the Parent and no material anticipated losses will occur.

11.	Inventories

	As at	As at	As at
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Current
Supplies and consumables(1)	14,486	12,595	9,593
Work in progress	533	670	1,013
Finished goods	8,209	9,774	14,248
Total current	23,228	23,039	24,854
Non-current
Supplies and consumables(1)	321	354	431
Total non-current	321	354	431
Total	23,549	23,393	25,285
(1)	Net reversal of the write down of inventories for obsolete and slow moving stock of $nil for the period from January 1, 2023 to June 15, 2023 (2022: $1,580 thousand; 2021: $165 thousand).

The cost of inventories recognized as an expense within cost of goods sold during the period from January 1, 2023 to June 15, 2023 was $15,844 thousand (2022: $28,204 thousand; 2021: $34,897 thousand).

The inventory write off recognised as an expense during the period from January 1, 2023 to June 15, 2023 was $895 thousand (2022: $715 thousand; 2021 $nil).

All inventories are valued at the lower of cost or net realizable value. At June 15, 2023 all inventory is measured at cost (2022 and 2021: at cost).

Non-current inventories are not expected to be utilized or sold within 12 months, based on historical usage, and are therefore classified as non-current inventory.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

12.	Property, plant and equipment, net

2023

		Freehold
		land and	Plant and	Right-of-	Mine
US$thousand	Notes	buildings	equipment	use assets	development	Total
Cost
As at January 1, 2023		8,873	522,585	3,105	485,869	1,020,432
Additions		—	10,943	—	13,238	24,181
Disposals		—	(10,919)	(1,272)	—	(12,191)
Other movements(1)		—	(70,342)	—	53,627	(16,715)
As at June 15, 2023		8,873	452,267	1,833	552,734	1,015,707
Accumulated depreciation and impairment:
As at January 1, 2023		7,626	321,452	2,206	266,922	598,206
Depreciation	6	119	13,365	501	7,530	21,515
Disposals		—	(10,549)	(1,272)	—	(11,821)
Impairment loss		—	2,800	—	—	2,800
As at June 15, 2023		7,745	327,068	1,435	274,452	610,700
Net book value as at June 15, 2023		1,128	125,199	398	278,282	405,007
(1)

Includes decreases in rehabilitation costs of $16,715 thousand (plant and equipment). The balance is expenditure for construction in progress carried in plant and equipment and transferred to the respective asset category when brought in to use.

Plant and equipment includes expenditure for construction in progress of $37,598 thousand (2022: $86,191 thousand; 2021: $56,571 thousand). During the period January 1, 2023 to June 15, 2023, the ventilation upgrade project, in the amount of $51,031 thousand, was transferred from construction in progress to mine development upon its completion.

The impairment loss during the period January 1, 2023 to June 15, 2023 relates to the impairment of a sag mill. Through management’s review of internal and external factors, no indicators of impairment existed in 2022 and 2021.

As at June 15, 2023, the Company is committed to $427 thousand (2022: $1,200 thousand; 2021: $270 thousand) of short-term lease payments.

Immediately following completion of the acquisition by MAL of the Company on June, 15 2023, the Company undertook a whitewash procedure in accordance with section 260B of the Corporation Act 2001 (Cth) to facilitate the provision of financial assistance relating to the granting of security to the financiers and Glencore Operations Australia in connection with MAL’s acquisition of the Company. Compliance with the section 260B whitewash regime was a condition subsequent imposed under all the funding agreements entered into by MAL with the Senior Lenders (being Citibank N.A., Bank of Montreal, Harris Bank, N.A., National Bank of Canada and The Bank of Nova Scotia, collectively), Mezzanine Lenders (being Sprott Private Resource Lending II (Collector - 2) LLP) and Osisko (being Osisko Bermuda Limited). Following completion of the section 260B whitewash (and statutory notice periods) all of the secured parties (Senior Lenders, Mezzanine Lenders, Osisko and Glencore Australia Operations) were granted security over substantially all the assets and property of the Company as follows (i) general security agreements over all of the present and future assets and undertakings of the Company, (ii) a mining mortgage over the key tenements, (iii) real property mortgages over key real estate and project leases for the Company and (iv) a mortgage over key water access licenses for the Company.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

12.	Property, plant and equipment, net (continued)

2022

		Freehold
		land and	Plant and	Right-of-	Mine
US$thousand	Notes	buildings	equipment	use assets	development	Total
Cost
As at January 1, 2022		8,873	477,079	2,135	457,099	945,186
Additions		—	56,068	970	20,717	77,755
Disposals		—	(157)	—	—	(157)
Other movements(1)		—	(10,405)	—	8,053	(2,352)
As at December 31, 2022		8,873	522,585	3,105	485,869	1,020,432
Accumulated depreciation and impairment:
As at January 1, 2022		7,097	289,270	886	249,762	547,015
Depreciation	6	529	32,319	1,320	17,160	51,328
Disposals		—	(137)	—	—	(137)
As at December 31, 2022		7,626	321,452	2,206	266,922	598,206
Net book value as at December 31, 2022		1,247	201,133	899	218,947	422,226
(1)

Primarily consists of decreases in rehabilitation costs of $2,352 thousand (plant and equipment). The balance is expenditure for construction in progress carried in plant and equipment and transferred to the respective asset category when brought in to use.

2021

		Freehold
		land and	Plant and	Right-of-	Mine
US$thousand	Notes	buildings	equipment	use assets	development	Total
Cost
As at January 1, 2021		8,986	444,611	177	443,819	897,593
Additions		—	24,225	1,958	6,663	32,846
Disposals		—	(8,202)	—	—	(8,202)
Other movements(1)		(113)	16,445	—	6,617	22,949
As at December 31, 2021		8,873	477,079	2,135	457,099	945,186
Accumulated depreciation and impairment:
As at January 1, 2021		6,394	264,296	65	231,681	502,436
Depreciation	6	703	32,645	821	18,093	52,262
Disposals		—	(8,202)	—	—	(8,202)
Other movements(1)		—	531	—	(12)	519
As at December 31, 2021		7,097	289,270	886	249,762	547,015
Net book value as at December 31, 2021		1,776	187,809	1,249	207,337	398,171
(1)	Primarily consists of increases in rehabilitation costs of $24,056 thousand (plant and equipment) offset by $1,107 thousand of other reclassifications within the various property, plant and equipment headings. The balance is expenditure for construction in progress carried in plant and equipment and transferred to the respective asset category when brought in to use.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

13.	Intangible assets, net

Licences and software

The Company has immaterial intangible assets with a net book value as at June 15, 2023 of $705 thousand (2022: $747 thousand; 2021: $947 thousand). These intangible assets include licences and ERP software with the IP rights being held by the Parent, and the Company paying for the use of its own instance of the software.

14.	Trade and other payables

		As at	As at	As at
US$thousand	Notes	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Financial liabilities at amortized cost
Trade payables due to third parties		15,899	21,139	9,482
Trade payables due to related parties	22	—	799	652
Other payables
Financial liabilities at amortized cost
Mining royalty payable		1,553	1,757	2,617
Accrued expenses		6,112	4,803	5,838
Total other payables		7,665	6,560	8,455

Trade payables are obligations to pay for goods and services. Trade payables have an average payment period of 40 days depending on the type of goods and services and the geographic area in which the purchase transaction occurs and the agreed terms. The carrying value of trade payables approximates fair value.

15.	Leases

Lease liabilities

	As at	As at	As at
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Current
Lease liabilities	468	848	1,047
Total current	468	848	1,047
Non-current
Lease liabilities	36	128	226
Total non-current	36	128	226
Total	504	976	1,273

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

15.Leases (continued)

Reconciliation of cash flow to movement in lease liabilities

	As at	As at	As at
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Cash related movements in leases liabilities(1)
Payment of lease liabilities	(468)	(1,275)	(781)
Non-cash related movements in lease liabilities
Foreign exchange movements	(4)	(57)	(98)
Change in lease liabilities(2)	—	1,035	2,020
	(4)	978	1,922
(Decrease)/increase in lease liabilities for the year	(472)	(297)	1,141
Total lease liabilities - opening	976	1,273	132
Total lease liabilities - closing	504	976	1,273
(1)	See statement of cash flows.
(2)	In 2022 and 2021 this relates to new leases.

Right-of-use assets

The Company leases several assets including buildings and plant and equipment. As at June 15, 2023, the net book value of recognized right-of-use assets relating to buildings was $324 thousand (2022: $515 thousand; 2021: $133 thousand) and plant and equipment $74 thousand (2022: $384 thousand; 2021: $1,116 thousand). The depreciation charge for the period related to those assets was $190 thousand (2022: $329 thousand; 2021: $90 thousand) and $311 thousand (2022: $991 thousand; 2021: $731 thousand).

Disclosure of amounts recognized as right-of-use assets in the statement of financial position are included within note 12.

Amounts recognized in the statement of profit or loss and other comprehensive income are detailed below:

	Jan 1, to	Year ended	Year ended
US$thousand	Jun 15, 2023	Dec 31, 2022	Dec 31, 2021
Depreciation on right-of-use assets	(501)	(1,320)	(821)
Interest expense on lease liabilities	(17)	(67)	(62)
Expense relating to short-term leases	(191)	(132)	(2,257)
Expense relating to low-value leases	(2)	(5)	(5)
Total	(711)	(1,524)	(3,145)

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

16.	Provisions

	Employee	Rehabilitation
US$thousand	entitlements	costs	Other	Total
January 1, 2023	14,277	43,868	53	58,198
Utilized	(1,988)	—	—	(1,988)
Released	—	(19,739)	—	(19,739)
Accretion	—	344	—	344
Additions	—	—	—	—
Effect of foreign currency exchange movements	(45)	89	—	44
Net book value June 15, 2023	12,244	24,562	53	36,859
Current	11,435	—	53	11,488
Non-current	809	24,562	—	25,371
Net book value June 15, 2023	12,244	24,562	53	36,859
January 1, 2022	16,117	44,023	481	60,621
Utilized	(941)	(166)	—	(1,107)
Released	(55)	—	(430)	(485)
Accretion	—	851	—	851
Additions	—	—	22	22
Effect of foreign currency exchange movements	(844)	(840)	(20)	(1,704)
Net book value December 31, 2022	14,277	43,868	53	58,198
Current	13,467	270	53	13,790
Non-current	810	43,598	—	44,408
Net book value December 31, 2022	14,277	43,868	53	58,198
January 1, 2021	15,220	19,637	564	35,421
Utilized	(1,497)	(135)	(162)	(1,794)
Accretion	—	465	—	465
Additions	2,006	24,056	99	26,161
Effect of foreign currency exchange movements	388	—	(20)	368
Net book value December 31, 2021	16,117	44,023	481	60,621
Current	15,190	54	481	15,725
Non-current	927	43,969	—	44,896
Net book value December 31, 2021	16,117	44,023	481	60,621

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

16.	Provisions (continued)

Employee entitlements

The employee entitlements provision represents the value of annual leave and long service leave entitlements accrued. The associated expenditure will occur in a pattern consistent with when employees choose to exercise their entitlements with timing of leave taken up to the discretion of the employees.

Rehabilitation costs

Cobar mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. Cobar conducts its operations to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. As part of the mine closure plans, Cobar is required to provide annual guarantees over the estimated life of the mines, based on a present value approach, and to furnish the funds for the rehabilitation provision. This law requires a review of closing plans every three years.

Rehabilitation provision represents the accrued cost required to provide adequate rehabilitation and manage the site during a post-closure phase until surrender of the Mining Lease and sign off by the Environmental Authority. The majority of these costs provide for reshaping and covering waste rock emplacements — generally ensuring the site is left in a safe, stable and non-polluting condition — as well as property holding costs (e.g. Mining Lease rental and Council rates) during the post-closure phase.

The bulk of these amounts will be settled when rehabilitation is undertaken over a 3 year period (currently assumed to be beginning in 2031), with a tail of property holding costs over an approximate 10 year post-closure period.

During the period January 1, 2023 to June 15, 2023, there was a reassessment of the previously submitted closure cost estimate. The NSW Government Resource Regulator agreed with these reductions, which resulted in a decrease in the closure cost estimate based on disturbance area and tailings storage facility active capping area as well as updated unit costs per the NSW Government Resource Regulator. This reassessment of the closure costs resulted in a decrease to the rehabilitation provision of $19,739 thousand with a corresponding decrease in the rehabilitation asset. In 2021, rehabilitation provision estimate changes were primarily comprised of $23,388 thousand related to change in cost estimate for increased amount of work required to be completed in tailings dam and storage facilities and other movements for accretion expense of the initial discounting that was applied to the rehabilitation provision to reflect the timing of future retirement cash flows

As at June 15, 2023, the discount rate applied in calculating the restoration and rehabilitation provision is a pre-tax risk free rate specific to the liability and the currency in which they are denominated as follows: Australian dollar 1.93% (2022: 2.0%; 2021: 2.0%). The Company’s own credit risk was not included and no adjustment has been made. The effect of decreasing the discount rates used by 0.5% would result in an increase in the overall rehabilitation provision by $1,707 thousand, with a resulting movement in property, plant and equipment. In the following year, the depreciation expense would increase by some $102 thousand, with an opposite direction interest expense adjustment of $32 thousand. The resulting net impact in the statement of profit or loss and other comprehensive income would be a decrease of $69 thousand, eventually netting to $nil over the settlement date of the provision.

Other

Other comprises provisions for possible legal and other consulting related claims.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

17.	Financial and capital risk management

Financial risk management

Financial risks arising in the normal course of business from the Company’s operations comprise market risk (including commodity price risk and currency risk), credit risk and liquidity risk. It is the Company’s policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Company’s finance and risk professionals, working in coordination with the commodity departments and Glencore plc, monitor, manage and report regularly to senior management on the approach and effectiveness in managing financial risks along with the financial exposures facing the Company.

Risk Factors

The key financial risk factors that arise from the Company’s activities, including the Company’s policies for managing these risks, are outlined below.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises two types of risk: commodity price risk and currency risk.

Commodity price risk

The Company is exposed to price movements for the inventory it holds and the products it produces which are not held to meet priced forward contract obligations and forward priced sale contracts.

The Company has chosen not to hedge against the movement in commodity prices.

Currency risk

The U.S. dollar is the functional currency of the entities collectively forming the Company. Currency risk is the risk of loss from movements in exchange rates related to transactions and balances in currencies other than the U.S. dollar. Such transactions include operating expenditure, capital expenditure and to a lesser extent purchases in currencies other than the functional currency.

The Company’s operations are located in Australia, therefore operating expenses are incurred predominantly in Australian dollar and U.S. dollar currencies. These transactions are not generally hedged. A weakening of the U.S. dollar against these currencies has a material adverse impact on earnings and cash flow settlement. The Company buys foreign currencies at spot rates to settle local currency operating expenditure and is therefore largely exposed to volatility in exchange rates.

The Company’s debt related payments are primarily denominated in U.S. dollars.

Sensitivity analysis

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

17.	Financial and capital risk management (continued)

2023

			Australian
US$thousand	Notes	U.S. dollar	dollar	Other	Total
Cash and cash equivalents	—	—	—	—
Trade receivables from related parties	10	—	—	—	—
Other receivables	10	—	1,641	—	1,641
Trade payables	14	(13)	(15,886)	—	(15,899)
Trade payables to related parties	14	—	—	—	—
Other payables	14	—	(7,665)	—	(7,665)
Lease liabilities	15	—	(504)	—	(504)
Net debt		(13)	(22,414)	—	(22,427)

2022

			Australian
US$thousand	Notes	U.S. dollar	dollar	Other	Total
Cash and cash equivalents		30	1,286	—	1,316
Trade receivables from related parties	10	9,052	—	—	9,052
Other receivables	10	—	3,180	—	3,180
Trade payables	14	(1,853)	(19,286)	—	(21,139)
Trade payables to related parties	14	(545)	(254)	—	(799)
Other payables	14	(1,047)	(5,513)	—	(6,560)
Lease liabilities	15	—	(976)	—	(976)
Net debt		5,637	(21,563)	—	(15,926)

2021

			Australian
US$thousand	Notes	U.S. dollar	dollar	Other	Total
Cash and cash equivalents		30	49	—	79
Trade receivables from related parties	10	2,551	—	—	2,551
Other receivables	10	—	3,747	—	3,747
Trade payables	14	(100)	(9,295)	(87)	(9,482)
Trade payables to related parties	14	(652)	—	—	(652)
Other payables	14	(248)	(8,207)	—	(8,455)
Lease liabilities	15	—	(1,273)	—	(1,273)
Net debt		1,581	(14,979)	(87)	(13,485)

The following table details the Company’s sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10% change in foreign currency rates.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

17.	Financial and capital risk management (continued)

Sensitivity analysis

A positive number below indicates an increase in profit and other equity where the U.S. dollar strengthens 10% against the relevant currency. For a 10% weakening of the U.S. dollar against the relevant currency, there would be a comparable impact on the profit and other equity, and the balances below would be negative.

2023

US$thousand	Profit or loss	Other equity
Australian dollar	2,241	2,241
Total	2,241	2,241

2022

US$thousand	Profit or loss	Other equity
Australian dollar	2,156	2,156
Total	2,156	2,156

2021

US$thousand	Profit or loss	Other equity
Australian dollar	1,498	1,498
Other	9	9
Total	1,507	1,507

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the period end exposure does not reflect the exposure during the period.

Credit risk

Credit risk arises from the possibility that counterparties may not be able to settle obligations due to the Company within their agreed payment terms. Financial assets which potentially expose the Company to credit risk consist principally of cash and cash equivalents and receivables.

The Company invests or maintains available cash domestically with the Commonwealth Bank of Australia. As part of its cash management process, the Company regularly monitors the relative credit standing of this institution. See above currency risk for currency split of cash and cash equivalents.

During the normal course of business, the Company provides credit to its customer. Although the receivables resulting from these transactions are not collateralised, the Company has not experienced significant problems with the collection of receivables given the Company’s only customer is a related party entity in Switzerland.

The Company has only one customer, Glencore International AG, in one country, Switzerland, which represents 100% of trade receivable and total sales.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

17.	Financial and capital risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured or secured basis at an acceptable price to fund actual or proposed commitments. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and availability of adequate committed funding facilities. Prior to the sale of the Company by Glencore Operations Australia, the Company had available committed funding sources from other financing entities within the Glencore plc group (see note 22). Post completion of the sale to MAL the Company has available committed funding sources from other entities within the MAL group.

The Company’s credit profile and funding sources ensure that sufficient liquid funds are maintained to meet its liquidity requirements. As part of its liquidity management, the Company closely monitors and plans for its future capital expenditure well ahead of time.

As at June 15, 2023, the Company had available cash amounting to $nil thousand (2022: $1,316 thousand; 2021: $79 thousand).

The maturity profile of the Company’s financial liabilities based on the contractual terms, and associated current financial assets, are as follows:

2023

US$ thousand	Notes	After 2 years	Due 1-2 years	Due 0-1 year	Total
Expected future interest payments		—	—	14	14
Lease liabilities - undiscounted		—	37	481	518
Trade and other payables	14	—	—	23,564	23,564
Total		—	37	24,059	24,096
Current financial assets				—	—

2022

US$ thousand	Notes	After 2 years	Due 1-2 years	Due 0-1 year	Total
Expected future interest payments		—	3	28	31
Lease liabilities - undiscounted		2	129	876	1,007
Trade and other payables	14	—	—	28,498	28,498
Total		2	132	29,402	29,536
Current financial assets				10,369	10,369

2021

US$ thousand	Notes	After 2 years	Due 1-2 years	Due 0-1 year	Total
Expected future interest payments		—	2	37	39
Lease liabilities - undiscounted		—	228	1,084	1,312
Trade and other payables	14	—	—	18,589	18,589
Total		—	230	19,710	19,940
Current financial assets				2,771	2,771

Capital risk management

Prior to completion of the sale of the Company, its capital risk was managed by Glencore Operations Australia as it sat within the Parent’s Australian operations. During this period movements to the parent net investment were treated as capital investments or contributions made by the Parent.

Post completion of the sale of the Company, its capital risk is being managed by MAL.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

18.	Financial instruments

Fair value of financial instruments

The following tables present the carrying values and fair values of the Company’s financial instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions. Where available market rates have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing market interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies but are not necessarily indicative of the amounts that the Company could realize in the normal course of business.

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate the fair values.

2023

US$ thousand	Notes	Amortized cost	FVTPL(1)	Total
Assets
Trade receivables from related parties	10	—	—	—
Other receivables	10	—	—	—
Total financial assets		—	—	—
Liabilities
Trade payables	14	15,899	—	15,899
Trade payables to related parties	14	—	—	—
Other payables	14	7,665	—	7,665
Lease liabilities	15	504	—	504
Total financial liabilities		24,068	—	24,068
(1)	FVTPL — Fair value through profit or loss.

2022

US$ thousand	Notes	Amortized cost	FVTPL(1)	Total
Assets
Trade receivables from related parties	10	—	9,052	9,052
Other receivables	10	1	—	1
Total financial assets		1	9,052	9,053
Liabilities
Trade payables	14	21,139	—	21,139
Trade payables to related parties	14	799	—	799
Other payables	14	6,560	—	6,560
Lease liabilities	15	976	—	976
Total financial liabilities		29,474	—	29,474
(1)	FVTPL — Fair value through profit or loss.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

18.	Financial instruments (continued)

2021

US$ thousand	Notes	Amortized cost	FVTPL(1)	Total
Assets
Trade receivables from related parties	10	—	2,551	2,551
Other receivables	10	141	—	141
Total financial assets		141	2,551	2,692
Liabilities
Trade payables	14	9,482	—	9,482
Trade payables to related parties	14	652	—	652
Other payables	14	8,455	—	8,455
Lease liabilities	15	1,273	—	1,273
Total financial liabilities		19,862	—	19,862
(1)	FVTPL — Fair value through profit or loss.

19.	Fair value measurements

Fair values are primarily determined using quoted market prices or standard pricing models using observable market inputs where available and are presented to reflect the expected gross future cash in/ outflows.

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period.

The below tables show the fair values of assets measured at fair value on a recurring basis:

2023

US$ thousand	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	—	—	—	—
Trade receivables	—	—	—	—
Total	—	—	—	—

2022

US$ thousand	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	1,316	—	—	1,316
Trade receivables	—	9,052	—	9,052
Total	1,316	9,052	—	10,368

2021

US$ thousand	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	79	—	—	79
Trade receivables	—	2,551	—	2,551
Total	79	2,551	—	2,630

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

19.	Fair value measurements (continued)

During the period no amounts were transferred between Level 1 and Level 2 of the fair value hierarchy and no amounts were transferred into or out of Level 3 of the fair value hierarchy for either other financial assets or other financial liabilities.

20.	Commitments

Capital commitments

Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at June 15, 2023, $1,895 thousand (2022: $15,791 thousand; 2021: $44,315 thousand), all of which relates to expenditure to be incurred over the next year (2022: 99%; 2021: 17%), was contractually committed for the acquisition of plant and equipment. This capital expenditure primarily relates to vehicles (2022: relating to the underground mining fleet).

21.	Contingent liabilities

The Company is subject to various claims which arise in the ordinary course of business as detailed below. These contingent liabilities are reviewed on a regular basis and where practical an estimate is made of the potential financial impact on the Company.

Environmental contingencies

The Company’s operations are subject to various environmental laws and regulations. The Company is in material compliance with those laws and regulations. The Company accrues for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, the Company is unaware of any material environmental incidents at its CSA mine. Any potential liability arising from the above is not expected to have a material adverse effect on its combined income, financial position or cash flows.

Bank payment guarantees for rehabilitation

The Company and Glencore Operations Australia has entered into various contractual arrangements relating to performance guarantees Glencore Operations Australia has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with mining activities. These are in the ordinary course of business. As at June 15, 2023, the total value of the guarantees was AU$37,415 thousand (2022: AU$36,891 thousand; 2021: AU$36,903 thousand). On October 9, 2023 the Company received a variation notification from the NSW Government Resource Regulator to increase the performance guarantees to secure funding for the fulfilment of rehabilitation obligations on CML 5 (being the CSA Mine’s key tenement), from AU$36,803 thousand ($24,500 thousand) to AU$44,031 thousand ($29,311 thousand).

MAL was required to replace the guarantees for AU$37,415 thousand within 90 days post completion of its acquisition of Cobar. However, Glencore Operations Australia and MAL entered into amendment letters extending this date and on November 9, 2023 entered into further contractual commitments whereby Glencore Operations Australia agreed to provide the performance guarantee for this increased amount, until the earlier of MAL refinancing its senior debt and 16 June 2024. Whilst Glencore Operations Australia will provide the relevant performance guarantees, MAL and the Company will be responsible for any liability or call on the guarantees.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

22.	Relationship with Parent and related entities

Allocation of general corporate expenses

Up until completion of the sale of Cobar, the Company had been managed and operated with the assistance of personnel employed by Glencore Australia Holdings Pty Limited (“Glencore Australia Holdings”), a wholly owned subsidiary of the Parent. Accordingly, certain shared costs had been recharged to the Company and reflected as expenses in the financial statements. Management believes the allocation methodologies are a reasonable reflection of the utilization of services provided to or the benefits received by the Company during the periods presented. The expenses reflected in the statement of profit or loss and other comprehensive income may not be indicative of expenses that will be incurred by the Company in the future.

Glencore Australia Holdings provided certain services, which included, but were not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology, and other corporate departments.

Centralized cash management

Glencore Australia Holdings has a centralized cash management arrangement where, on a periodic basis, excess cash balances with certain affiliated entities are swept to Glencore Australia Holdings and mixed with cash from other affiliated entities. Up until the sale of the Company, Cobar was a participant in such a cash management arrangement.

Cobar also participated in Glencore Australia Holdings notional cash pooling arrangements with Commonwealth Bank of Australia (the Group Limit Facility). This permits individual bank accounts participating in the Group Limit Facility to be overdrawn as long as consolidated funds across the entire Group Limit Facility is net positive. For purpose of the financial statements, cash only included dedicated bank accounts in the legal name of Cobar.

Such centralised cash management arrangements and cash pooling arrangements are no longer used post completion of the sale of the Company.

Loans with related parties

All transactions and balances between Cobar and the Parent during the period prior to the Company’s transition to IFRS (January 1, 2019), which were not historically settled in cash, were considered to be effectively settled in cash in the financial statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between Cobar and the Parent were reflected in the statement of cash flows as “Net transactions with the Parent” as financing activity and in the statement of financial position and the statement of changes in equity as “Parent net investment”.

Cobar’s equity balance represents share capital, retained earnings and Parent net investment. Parent net investment represents the cumulative investment by the Parent in Cobar through the transaction date. Subsequent movements in the Glencore Investment tax loan and Glencore Australia Holdings working capital loan have been included within Parent net investment.

Sales to Glencore International AG

The Company sells copper concentrate (which includes silver) produced exclusively to Glencore International AG, the revenue and cost of goods sold in the statement of profit or loss and other comprehensive income reflect the sale of this copper concentrate with Glencore International AG. These are recognised within trade receivables from related entities in the statement of financial position.

With the closing of the business combination transaction, the Company entered into a new Offtake Agreement with Glencore International AG, to replace the existing offtake agreement. The Offtake Agreement is a life of mine obligation, pursuant to which the Company is committed to selling all material to Glencore International AG, and Glencore International AG is committed to buying all material.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

22.	Relationship with Parent and related entities (continued)

Transitional Service Agreement

MAL, Cobar and Glencore Australia Holdings are parties to a transitional services agreement under which Glencore Australia Holdings has agreed to provide the benefit of certain transitional services and group contract on-supply (primarility relating to mechanical operating equipment, oils and lubricants, consumables and explosives services) for a period post-closing in order to assist the Company to transition and operate the business on a standalone basis. Glencore Australia Holdings will be paid a service fee in exchange for the performance of those services in accordance with the terms of the transitional services agreement.

Parent net investment

As discussed in the basis of preparation in note 2, Parent net investment is primarily impacted by contributions from Glencore Australia Holdings as a result of treasury activities and net funding provided by or distributed to Glencore Australia Holdings. The Parent net investment is not distributable. All significant intercompany transactions between the Company and the Parent have been considered to be settled through equity at the time the purchase and sale of Cobar is completed and are recorded and reflected as a net (decrease)/ increase in Parent net investment. The components of Parent net investment include movements to net transactions with the Parent as detailed below:

US$ thousand	2023	2022	2021
Parent net investment
As at January 1	162,467	135,797	309,998
Glencore Investment tax loan	(2,207)	8,629	19,461
Glencore Australia Holdings working capital	(8,959)	5,646	(74,816)
Glencore Operations Australia	3,035	—	—
Uncertain tax position	2,829	12,395	(118,846)
Net transactions with Parent	(5,302)	26,670	(174,201)
Issuance of shares against parent net investment	(157,165)	—	—
As at period end	—	162,467	135,797

Glencore Investment tax loan

The Company was part of a tax consolidated group under Australian taxation law, of which Glencore Investment, a subsidiary of the Parent, is the head company (see note 2.14). Tax payments from companies within the tax consolidated group, including the Company, are made by Glencore Investment and settled through intercompany loans.

Following completion of the sale of the Company, Glencore Investment notified the Australian Taxation Office that the Company exited the tax consolidated group with effect from June 16, 2023.

Glencore Australia Holdings working capital

Cobar was party to an intercompany facility agreement with Glencore Australia Holdings which provided liquidity and cash management to the Company on an as needed basis prior to completion of the sale of the Company (the “Glencore Intercompany Facility Agreement”). On June 13, 2023, in connection with a pre-completion capitalisation of Cobar’s intragroup debts, Cobar and Glencore Australia Holdings entered into a ‘Deed of Termination and Release – Glencore Intercompany Facility Agreement’, pursuant to which the parties agreed to repay all and any outstanding advances and accrued interest prior to completion of the sale, terminate the Glencore Intercompany Facility Agreement with effect from midnight on the business day prior to completion of the sale and release each other from all present, accrued and future obligations and liabilities under or in connection with the Glencore Intercompany Facility Agreement.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

22.	Relationship with Parent and related entities (continued)

Glencore Operations Australia

The Company novated its rights and obligations in connection with the settlement of any final payments, in respect to provisionally priced sales, to Glencore Operations Australia.

Uncertain tax position

Post-completion of the sale of the Company, the Company has no further income tax responsibilities in respect of pre-completion periods, any such liabilities to the Australian Taxation Office being the responsibility of Glencore Investment. This is by operation of the statutory income tax “clear-exit” mechanism and the Tax Sharing Agreement (“TSA”).

Issuance of shares against parent net investment

Pursuant to the terms of the Share Sale Agreement between MAL, MAC Australia (the “Buyer”) and Glencore Operations Australia (the “Seller”) dated March 17, 2022 (the “SSA”), as amended, the purchase price payable for acquisition of Cobar (the “Transaction”) would be adjusted to account for Cobar’s net debt, working capital and tax debts in accordance with consideration adjustment mechanisms common for acquisitions of this nature. On May 29, 2023, the parties to the SSA agreed that certain material intragroup debt would be capitalised by way of subscription by the Seller to additional shares in Cobar immediately prior to completion of the Transaction, thereby reducing Cobar’s net debt and limiting the magnitude of price adjustment mechanisms within the SSA. On June 13, 2023, the Seller, Glencore Australia Holdings, Cobar and Glencore Investment entered into a ‘Flow of funds memorandum, directions and subscription – Cobar Balance Sheet Clean-up’, pursuant to which the parties agreed that the Seller would subscribe for 437,070, 937 additional shares in Cobar at a subscription price of US$1.00 per share. The total number of shares issued equalled the aggregate amount owed by Cobar to the Seller, Glencore Australia Holdings and Glencore Investment pursuant to a series of intercompany funding arrangements and accumulated statutory retained earnings. These additional shares were issued on June 14, 2023. The Transaction resulted in an increase to Share Capital, with an elimination against Parent Net Investment and the remainder offsetting Retained Earnings. Refer to Note 23 Share Capital for further detail.

Related party transactions and balances

			Trade
			receivables	Trade
	Sales of	Purchases of	due from	payables due
	goods and	goods and	related	to related
US$ thousand	services	services	parties	parties
Glencore International AG
2023	102,294	—	—	—
2022	219,705	—	9,052	—
2021	273,380	—	2,551	—
Glencore Australia Oil Pty Limited
2023	—	(1,709)	—	—
2022	—	(5,385)	—	(545)
2021	—	(4,349)	—	(421)
Glencore Australia Holdings Pty Limited
2023	—	(378)	—	—
2022	—	(1,306)	—	—
2021	—	(1,443)	—	—
Other related parties
2023	—	(676)	—	—
2022	—	(1,501)	—	(254)
2021	—	(1,326)	—	(231)

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

22.	Relationship with Parent and related entities (continued)

In the normal course of business, the Company enters into various arm’s length transactions with related parties including fixed and floating price commitments to sell and to purchase commodities, forward sale and purchase contracts.

Remuneration of key management personnel

Glencore Australia Holdings provided key management personnel services to the Company. The Company has not had a separate management team during the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021. Key management personnel include the General Manager of the CSA mine.

The Company paid a portion of overheads and key management personnel fees to Glencore Australia Holdings (see allocation of general corporate overheads above).

23.	Share capital

Issued shares	2023	2022	2021
Ordinary shares fully paid	1	1	1
Issued during the period/year	437,070,937	—	—
	437,070,938	1	1

Ordinary shares are fully paid and have no par value, carry one vote per share, and receive dividends at the discretion of the Company.

Ordinary shares issued and fully paid

	Number of	Share capital
	shares	US$ thousand
Balance as at January 1, 2021, December 31, 2021 and December 31, 2022	1	—
Issued during the period	437,070,937	437,071
Balance as at June 15, 2023	437,070,938	437,071

On June 13, 2013, the Seller, Glencore Australia Holdings, Cobar and Glencore Investment entered into a ‘Flow of funds memorandum, directions and subscription – Cobar Balance Sheet Clean-up’, pursuant to which the parties agreed that the Seller would subscribe for 437,070, 937 additional shares in Cobar at a subscription price of US$1.00 per share. The total number of shares issued equalled the aggregate amount owed by Cobar to the Seller, Glencore Australia Holdings and Glencore Investment pursuant to a series of intercompany funding arrangements. These additional shares were issued on June 14, 2023. The Transaction resulted in an increase to Share Capital, with an elimination against Parent Net Investment and the remainder offsetting Retained Earnings.

24.	Deed of cross guarantee

Cobar was a party to a Deed of Cross-Guarantee (the “DOCG”) dated December 4, 2018 along with Glencore Investment and certain of its subsidiaries. The effect of the DOCG is that each company in the closed group (including Cobar) guarantees the payment of any debt owed to creditors by Glencore Investment and each other wholly owned subsidiary company on liquidation of the relevant company. This means that creditors would have regard to the consolidated financial position of the group as a whole, rather than the financial position of each of the subsidiaries. Deeds of Cross-Guarantee, including the DOCG that Cobar was party to, are pro-forma documents entered into in connection with Australian Securities and Investment Commission (the “ASIC”) Class Order 2016/785 under Australian law.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

24.	Deed of cross guarantee (continued)

In connection with the Share Sale Agreement between MAL, MAC Australia (the “Buyer”) and Glencore Operations Australia (the “Seller”) dated March 17, 2022 (the “SSA”), the Seller was required to deliver to the Buyer on completion of the SSA a copy of a certificate executed by the directors of Glencore Investment certifying that the sale of Cobar to the Buyer under the SSA was a bona fide sale and that consideration for the sale is fair and reasonable for the purposes of the DOCG (the “DOCG Certificate”). In accordance with applicable law (and as additionally required under the terms of the SSA), the Seller was required to procure that Glencore Investment lodge a copy of the DOCG Certificate with ASIC and the Buyer was required to lodge a copy of the DOCG Certificate and a ‘notice of disposal’ on Pro Forma 25 executed by Cobar with ASIC confirming the disposal of Cobar from within the scope of the ‘closed group’ of companies subject to the DOCG (the “Notice of Disposal”).

In accordance with the parties’ obligations under the SSA and under applicable law, the Seller provided a copy of the DOCG Certificate to the Buyer on June 16, 2023, thereby certifying that the disposal of Cobar was a bona fide sale and that the consideration provided by the Buyer was fair and reasonable for the purposes of the DOCG. On June 19, 2023, the Buyer caused to be lodged with ASIC a copy of the DOCG Certificate and a Notice of Disposal confirming Cobar ceased to be a part of the ‘closed group’ of companies subject to the DOCG. As a result, Cobar ceased to be a party to the DOCG from completion of the SSA and ceases to guarantee the payment of debts owned to creditors of the ‘closed group’ consisting of Glencore Investment and its wholly owned subsidiaries.

25.	Earnings per share

US$ thousand	2023	2022	2021
(Loss)/profit for the purpose of basic earnings per share being net profit attributable to owners of the Company	(1,800)	(5,359)	166,495
Weighted average number of ordinary shares for the purposes of basic earnings per share(1)	437,070,938	437,070,938	437,070,938
(Loss)/profit for the purpose of diluted earnings per share	(1,800)	(5,359)	166,495
Weighted average number of ordinary shares for the purposes of diluted earnings per share(1)	437,070,938	437,070,938	437,070,938
Basic (loss)/earnings per share (cents)	(0.4)	(1.2)	38.1
Diluted (loss)/earnings per share (cents)	(0.4)	(1.2)	38.1
(1)

Issuance of share capital against parent net investment on June 14, 2023, changed the number of ordinary shares outstanding without a corresponding change in resources. Consequently, as required by IAS 33 “Earnings per Share” the weighted average number of ordinary shares outstanding during the period and for all periods presented and the earnings per share were retrospectively adjusted for the impact of that issuance.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE AUDITED FINANCIAL STATEMENTS (continued)

26.Subsequent events

On October 9, 2023 the Company received a variation notification from the NSW Government Resource Regulator to increase the performance guarantees to secure funding for the fulfilment of rehabilitation obligations on CML 5 (being the CSA Mine’s key tenement), from AU$36,803 thousand ($24,500 thousand) to AU$44,031 thousand ($29,311 thousand). On November 9, 2023, Glencore Operations Australia and MAL entered into further contractual commitments whereby Glencore Operations Australia agreed to provide the performance guarantee for this increased amount, until the earlier of MAL refinancing its senior debt and June 16, 2024. Whilst Glencore Operations Australia will provide the relevant performance guarantees, MAL and the Company will be responsible for any liability or call on the guarantees.

On October 17, 2023, MAL announced that it entered into subscription agreements with certain existing and new accredited investors to sell and issue an aggregate of 1,827,096 ordinary shares, par value $0.0001 per share, at a price of $11.00 per Ordinary Share, for aggregate gross proceeds of approximately $20 million through a private placement financing. The net proceeds from the financing will be used to accelerate exploration drilling and mine development at the CSA mine, for working capital and general corporate purposes.

No other matters or circumstances have arisen since the end of the period that have significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of the Company in subsequent financial years.