Form 20-F/A
period 2023-12-31
Metals Acquisition Ltd
filed 2024-09-10
CIK 1950246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Michael James McMullen

3rd Floor, 44 Esplanade,

St. Helier, Jersey, JE4 9WG

+ 44 1534 514 000

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

☐ Yes ☐ No

Auditor Name	Auditor Location	Auditor Firm ID
Ernst & Young LLP	Toronto, Canada	1263
Deloitte Touche Tohmatsu	Paramatta, Australia	1070

EXPLANATORY NOTE

Metals Acquisition Limited (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2024 (the “Original Form 20-F”), to amend Item 4 of the Original Form 20-F to include:

•	a report of the Company’s mineral resources and reserves as at December 31, 2023,

•	a reconciliation comparing the Company’s resources and reserves as of December 31, 2023 and December 31, 2022 and a related discussion which addresses each instruction as required by Item 1304(e) of Regulation S-K, and

•	certain updates to the descriptions of the Company’s existing infrastructure, previous operations and significant encumbrances, along with disclosure of the total cost of the Company’s property.

This Amendment No. 1 also amends Item 19 of the Original 20-F to include as Exhibit 96.1 the technical report summary effective as of April 22, 2024 (the “Technical Report”) that was previously furnished on a Form 6-K to the SEC on April 26, 2024, and to file new certifications from the Company’s Principal Executive Officer and Principal Financial Officer as Exhibits 12.1 and 12.2.

Except as described above, this Amendment No. 1 does not amend, update or change any other items or disclosures contained in the Original Filing, and accordingly, this Amendment No. 1 does not reflect or purport to reflect any information or events occurring after the date of the Original Filing or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Filing.

i

TABLE OF CONTENTS

ii

Part I

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

Register of securities

Our statutory register of securities is kept and maintained at our registered office, 44 Esplanade, St. Helier, Jersey, JE4 9WG.

Sub registers are maintained in relation to:

•	Ordinary Shares quoted on NYSE, by Continental Stock Transfer & Trust Company in the US; and

•	CDI’s quoted on ASX, by Computershare Investor Services Pty Limited in Australia.

B.	Business Overview

Overview

We operate the CSA Copper Mine, which is located less than 1,000 kilometers west-northwest of Sydney near the town of Cobar in western New South Wales, Australia. Sealed highways and public roads provide all-weather access to the CSA Copper Mine, and the CSA Copper Mine is linked by rail to the ports of Newcastle and Port Kembla, New South Wales, from which the copper concentrate product is exported. Road access to the mine site from Sydney is via National Highway No. A32, the Barrier Highway, a high-quality sealed rural highway to Cobar and from there to the mine site on sealed urban roads.

The CSA Copper Mine has a long operating history, with copper mineralization first discovered in 1871. Development commenced in the early 1900s, focusing on near surface mineralization. In 1965, Broken Hill South Limited developed a new mechanized underground mining and processing operation, with new shafts, winders, concentrator, and infrastructure. First underground production was in 1967. The mine was acquired by Conzinc RioTinto Australia Pty Ltd in 1980 and sold to Golden Shamrock Mines Pty Ltd (“GSM”) in 1993. GSM was subsequently acquired by Ashanti Gold Fields in the same year and the mine continued to operate until 1997. Glencore acquired the property in 1999. CMPL, a wholly owned Australian subsidiary of Glencore Operations Australia Pty Ltd, itself a wholly owned subsidiary of Glencore, was the direct owner and operator of the mine (and is the entity acquired by Metals Acquisition Corporation (“MAC”)). As part of its acquisition in 1999, Glencore received a number of concessions from the New South Wales government whereby several components of the previous mining operations were excised from the mining lease such that no liability arising from these components transferred to CMPL. The excised components included the Northern Tailings Storage Facility, a mine subsidence area and adjacent waste rock dumps.

Underground operations were resumed, and the mine was operated under Glencore management for over 20 years until being acquired by the Company on June 16, 2023.

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

The currently estimated Ore Reserves (December 2023) support operations until 2034. The CSA Copper Mine has a long history of resource renewal and exploration success, and there is reasonable geological evidence of continuity down dip.

The town of Cobar is serviced by a sealed airstrip, with commercial flights five times per week to and from Sydney. The project is well-served by existing infrastructure, which includes power supply, water supply, site buildings, and service facilities. Power is supplied to the site from the state energy network via a 132 kV transmission line. A 22kV line is also connected to the site and is available for limited supply in emergencies. The state energy network is supplied by a mix of conventional and renewable power generation, including the 102 megawatt (“MW”) and 132MW solar farms in the nearby towns of Nyngan and Nevertire. Further diesel power generators are available to supply minimal backup power capable of supporting emergency room facilities and functions.

The majority of the water supply for the operation is provided by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines. During times of significant drought, the CSA Copper Mine may not be able to rely on this water supply. Additional water is available from tailings water recycling, surface water capture, and an installed borefield, and can also be secured by replacing the pipeline from the Cobar Water Board system to the mine site that currently has approximately 20% transmission losses. The borefield has capacity for up to 1.3ML/day. The Cobar Water Board system is adequate to supply the operation up to around 1.4Mtpa; the borefield is only required during periods of drought or should a plant feed rate in excess of 1.4Mtpa be considered for extended periods. Although the CSA Copper Mine has water allocations provided under water licenses, there is no certainty of supply in times of significant drought. The supplementary water supply listed is not sufficient to maintain mining and processing operations at full production.

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

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2023:

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t at 1.5% Cu Cut-Off Grade

	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz
All Systems	Measured	2.8	5.3	150.3	18.1	1.6
	Indicated	1.6	4.7	74.4	11.8	0.6
	Meas + Ind	4.4	5.1	224.8	15.8	2.2
	Inferred	3.4	5.2	178.4	19.6	2.1
	Total	7.8	5.2	403.2	17.5	4.4

Notes:

•	Mt = million tonnes, kt = thousand tonnes, g/t = grams per tonne, Moz = million ounces

•	Mineral Resources are reported as at December 31, 2023 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229) (SK1300)

•	Mineral Resources are reported excluding Mineral Reserves

•	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd

•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce (“oz”) of silver; in line with long term Broker Consensus forecast copper pricing as at August 8, 2023. This is explained further in Sections 16.4 and 16.7 of the Technical Report Summary - CSA Copper Mine - New South Wales - Australia, prepared by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons effective as of April 22, 2024 (the “Technical Report Summary”). The copper price used for the fiscal 2023 cut-off grade, compared to US$7,400/t for the fiscal 2022 cut-off grade, is based on the higher consensus copper price in 2023 compared to 2022

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off for high grade lenses, and 1.5% Cu for the lower-grade halo; Mineral Resources reported above a 1.5% Cu cut-off grade

•	Costs assumptions underlying cut-off grade calculation include US$78 per ore tonne mined, US$20 per ore tonne milled and US$21 G&A per ore tonne milled. This is explained further in Section 12.5 of the Technical Report Summary

•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery

•	Mineral Resources reported as dry, raw, undiluted, in-situ tonnes

•	Figures are subject to rounding

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2022:

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022, Based on a Copper Price of US$7,400/t

System	Resource Category	Tons Mt	Cu %	Cu Metal Kt	Ag g/t	Ag Metal Moz
All Systems	Measured Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Indicated Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Meas + Ind Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Inferred Mineral Resources	3.5	5.6	193	20	2.2
	Total Mineral Resources	3.5	5.6	193	20	2.2

Notes:

•	Mineral Resources are reported as of December 31, 2022 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229)(SK1300)

•	Mineral Resources are reported excluding Mineral Reserves

•	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd (“Cube”)

•	Price assumptions used in the estimation include US$7,400/t of Copper and US$21.7/ounce of silver. The Copper price is an approximate 9% discount to consensus copper pricing as at February 1, 2023

•	Cost assumptions for the cut-off grade calculation were A$98 per ore tonne mined, A$20 per tonne milled and A$19 per tonne G+A

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off

•	Metallurgical recovery assumptions used in the estimation were 97.5% Copper recovery and 80% Silver recovery

•	Mineral Resources reported as dry, raw, undiluted, in-situ tons

•	Figures are subject to rounding

Difference in Resources 2022 to 2023

Description	Estimated Date	Cut-Off Grade	Tonnes Mt	Cu %	Cu Metal kt	Ag g/t	Ag Metal Moz
Measured Mineral Resource	31-December-2022	2.5	0.0	0.0	0.0	0.0	0.0
Measured Mineral Resource	31-December-2023	1.5	2.8	5.3	150.3	18.1	1.6
Difference - Total Measured			2.8	5.3	150.3	18.1	1.6
% Difference - Total Measured			N/A	N/A	N/A	N/A	N/A
Indicated Mineral Resource	31-December-2022	2.5	0.0	0.0	0.0	0.0	0.0
Indicated Mineral Resource	31-December-2023	1.5	1.6	4.7	74.4	11.8	0.6
Difference - Total Indicated			1.6	4.7	74.4	11.8	0.6
% Difference - Total Indicated			N/A	N/A	N/A	N/A	N/A
Inferred Mineral Resource	31-December-2022	2.5	3.5	5.6	193.0	20.0	2.2
Inferred Mineral Resource	31-December-2023	1.5	3.4	5.2	178.4	19.6	2.1
Difference - Total Inferred			-0.1	-0.4	-14.6	-0.4	-0.1
% Difference - Total Inferred			(2.86)%	(7.14)%	(7.56)%	(2.00)%	(4.55)%

The average cut-off grade set out above reduced between December 31, 2023 and December 31, 2022 as a result primarily of the Offtake Agreement entered into concurrently with the Closing that provides significant additional revenue for the cut-off grade calculation, with use of a lower cut-off grade reducing the overall resource grade. Further, an additional 17,000m of back log drilling was logged and assayed and used in the fiscal 2023 resource estimate that had the impact of increasing the Measured and Indicated classifications of the overall resource which was then available for conversion to reserves.

The difference between the fiscal 2022 and fiscal 2023 resource estimates was also impacted by the higher consensus copper price in 2023, as compared to 2022.

Mineral Reserves

We produced a Mineral Reserve estimate for the CSA Copper Mine, based on actual stope designs incorporating mining losses, mining dilution and other modifying factors. The Mineral Reserve is based on Measured and Indicated resources only.

The table below sets forth the Mineral Reserve for the CSA Copper Mine as of December 31, 2023:

Copper and Silver Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t

	Reserve	Tonnes	Cu	Cu Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz
All Systems	Proven	8.4	3.4	281.1	14	3.7
	Probable	6.2	3.0	187.3	11	2.2
	Total	14.6	3.2	468.4	12	5.8

Notes:

•	Mineral Reserves are reported as at December 31, 2023 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229)(SK1300)

•	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant’s Australian subsidiary

•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver; in line with long term Broker Consensus forecast copper pricing as at August 8, 2023. This is explained further in Sections 16.4 and 16.7 of the Technical Report Summary. The copper price used for the fiscal 2023 cut-off grade, compared to US$7,400/t for the fiscal 2022 cut-off grade, is based on the higher consensus copper price in 2023 compared to 2022

•	Mineral Reserves are reported as dry, diluted, in-situ tonnes using a Stope breakeven cut-off grade of 2.2% Cu for 2024 to 2026, a Stope breakeven cut-off grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu

•	Cost assumptions underlying the cut-off grade calculation include US$78 per ore tonne mined, US$20 per ore tonne milled and US$21 G&A per ore tonne milled. This is explained further in Section 12.5 of the Technical Report Summary

•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery

•	Figures are subject to rounding

The table below sets forth the Mineral Reserve for the CSA Copper Mine as of December 31, 2022:

Summary of Copper and Silver Mineral Reserves as of December 31, 2022, Based on a Copper Price of US$7,400/t

System	Reserve Category	Tons Mt	Cu %	Cu Metal Kt	Ag g/t	Ag Metal Moz
All Systems	Proven Mineral Reserve	4.8	4.3	208.8	17.8	2.8
	Probable Mineral Reserve	3.1	3.5	105.3	13.5	1.3
	Total Mineral Reserve	7.9	4.0	314.1	16.1	4.1

Notes:

•	Mineral Reserves are reported as of December 31, 2022 and are reported using the definitions in Item 1300 of Regulation S-K

•	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant

•	Price assumptions used in the estimation include US$7,400/tonne of Copper and US$21.7/ounce of silver. The Copper price is an approximate 9% discount to consensus copper pricing as at February 1, 2023

•	Cost assumptions for the cut-off grade calculation were A$98 per ore tonne mined, A$20 per tonne milled and A$19 per tonne G+A

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off

•	Mineral Reserves reported as dry, diluted, in-situ tons using a Stope breakeven cut off grade of 2.2% Cu and a Development breakeven cut off grade of 1.0% Cu

•	Metallurgical recovery assumptions use in the estimation were 97.5% Copper recovery and 80% Silver recovery

•	Figures are subject to rounding

Difference in Reserves 2022 to 2023

Description	Estimated Date	Cut-Off Grade	Tonnes Mt	Cu %	Cu Metal kt	Ag g/t	Ag Metal Moz
Proven	31-December-2022	2.2	4.8	4.3	208.8	17.8	2.8
Proven	31-December-2023	2.2 / 1.67	8.4	3.4	281.1	13.6	3.7
Difference - Total Proven			3.6	-0.9	72.3	-4.2	0.9
% Difference - Total Proven			75.00%	(20.93)%	34.63%	(23.60)%	32.14%
Probable	31-December-2022	2.2	3.1	3.5	105.3	13.5	1.3
Probable	31-December-2023	2.2 / 1.67	6.2	3.0	187.3	10.9	2.2
Difference - Total Probable			3.1	-0.5	82.0	-2.6	0.9
% Difference - Total Probable			100.00%	(14.29)%	77.87%	(19.26)%	69.23%

The average cut-off grade set out above reduced between December 31, 2023 and December 31, 2022 as a result primarily of the Offtake Agreement entered into concurrently with the Closing that provides significant additional revenue for the cut-off grade calculation, with use of a lower cut-off grade reducing the overall reserve grade. The reserve modifying factors were also adjusted in 2023 based on actual reconciliation data that indicated higher actual mining dilution than used in the fiscal 2022 reserve estimate, with the net effect of increasing the dilution modifying factor in the fiscal 2023 reserve and thus reducing the average grades of the Proven and Probable reserves.

The difference between the fiscal 2022 and fiscal 2023 reserve estimates was also impacted by the higher consensus copper price in 2023, as compared to 2022, as well as the operating costs used for the fiscal 2023 cut-off grade (US$78 per ore tonne for mining , US$20 per ore tonne for milling and US$21 per ore tonne for G+A) being higher than those used for the fiscal 2022 cut-off grade calculation (A$98 per ore tonne for mining, A$20 per ore tonne for milling and A$19 per ore tonne for G+A).

Internal Controls over the Mineral Reserves and Mineral Resources Estimation Process

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

By the beginning of 2023, due primarily to COVID-19 impacts on our geological and core sampling staff during 2020 – 2022, a backlog of over 13,000m of un-logged and/or un-assayed drill core had developed.

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

Quality Assurance and Quality Control

Regular analysis of our mine standards, inserted with each batch sent to the laboratory, commenced in 2007. These are in addition to normal laboratory standards inserted in the process by ALS. All QA/QC data are stored in our acQuire database.

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

Review of Company’s QA/QC

Cube has undertaken a desktop review of historic (2020, 2021 and 2022) and current 2023 mineral resource reports containing control charts detailing the results of the CSA Copper Mine QA/QC. The process of systematic QA/QC monitoring has been in place since 2007. The Cube review of charted standards, laboratory and field duplicate results has identified no material issues indicating the assay data used by us is without material bias due to laboratory processes and a repeatable representable result overall. Cube is satisfied that the current practices undertaken by us are to industry standard and provide assay data which are sufficient to support the estimation of a mineral resource.

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

The following table shows the CSA Copper Mine Reserve mine plan:

Description	Unit	Total/Avg	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Ore Mined	kt	14,569	1,068	1,286	1,400	1,400	1,400	1,398	1,395	1,396	1,400	1,391	1,035
Waste Mined	kt	2,479	580	652	558	236	186	54	74	92	38	6	2
Total Material Moved	kt	17,048	1,649	1,939	1,958	1,636	1,586	1,451	1,468	1,488	1,438	1,397	1,037
Cu Feed Grade	%	3.29%	3.64%	3.34%	3.58%	3.52%	3.46%	3.43%	3.09%	3.04%	3.06%	2.85%	3.20
Ag Feed Grade	g/t	12.86	15.65	12.07	14.22	13.07	12.57	12.77	11.65	12.08	12.63	11.29	14.46
Cu Contained in Feed	kt	478.8	38.9	43.0	50.1	49.3	48.4	47.9	43.1	42.5	42.8	39.7	33.1
Ag Contained in Feed	koz	6,023.1	537.5	499.0	640.0	588.2	565.6	573.9	522.3	542.3	568.4	505.0	481.1
Cu Concentrate Produced	dmkt	1,795.4	145.8	161.3	187.8	185.0	181.4	179.7	161.7	159.4	160.6	148.7	124.0
Concentrate Cu Grade	%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0
Concentrate Ag Grade	g/t	83.5	91.8	77.0	84.8	79.1	77.6	79.5	80.4	84.7	88.1	84.5	96.6
Cu Recovery	%	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5
Ag Recovery	%	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0

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

Employees

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The majority of the workforce is accommodated in Cobar. No workforce accommodation is provided at the mine site itself, however, the Company owns and leases various properties in Cobar. The typical staffing levels are approximately 500 permanent employees with a workforce of contractors that are used for larger construction and maintenance projects. The CSA Copper Mine has a portion of its workforce who are members of the Australian Workers Union. As of December 31 2023, we employed approximately 500 individuals, all of whom work at the CSA Copper Mine. Employee rights and entitlements are governed, in addition to the general employment law framework of Australia and New South Wales, by the Cobar Management Pty Ltd Operations Enterprise Agreement 2020 (the “CMPL EA”), which provides for various leave, salary, overtime and related conditions. The CMPL EA contains a number of conditions more favorable than the minimum terms of employment applicable at law in Australia.

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

Our royalty liabilities in respect of any minerals recovered under the Mining Lease are regulated by State legislation, specifically the aforementioned Mining Act and Mining Regulations. Under the Mining Act, we will be liable for the payment of royalties to the State of New South Wales for any publicly owned minerals which are recovered under the Mining Lease, with each mineral having a different prescribed rate of royalty. For copper and silver mined at the CSA mine, an ad valorem royalty is calculated at 4 per cent of the value of production less allowable deductions. The liability to pay a royalty fee arises on or before July 31 annually, unless an amount of royalty greater than $50,000.00 was payable in the preceding 12-month period, ending on June 30. If an amount of royalty greater than $50,000.00 was payable for that period, the requirement to lodge a royalty return arises on a quarterly basis. We may also be liable to pay royalties to the State of New South Wales for any privately owned minerals and 7/8th of the royalty paid is owed to be paid to the private mineral owner. All royalty returns must be facilitated and lodged through the Revenue NSW portal by the relevant due date, as specified above.

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

As part of the sale consideration, MAC entered into a copper Net Smelter Royalty (“NSR”) in favour of Glencore. This is at rate of 1.5% for copper only based on the NSR received by CMPL for the life of the mine.

Further, CMPL converted its former Restdown, Restdown South and Horseshoe Joint Venture (EL6140, EL6739 and EL6501) interest into a 1% NSR royalty-only interest as of February 8, 2022. There is no current or planned production from these mineral interests.

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

Permitting and Development Consents

The CSA Copper Mine operates under several authorizations, including:

•	Mining tenements issued under the Mining Act 1992 (NSW), including Consolidated Mining Lease No. 5 and Mining Purposes Leases No. 1093 and 1094;

•	Landowner’s Consent authorized by NSW Department of Planning Infrastructure and Environment (“DPIE”)

•	Development Consents authorized by the Cobar Shire Council (“CSC”), under referral from other government departments; Rehabilitation Management Plan (“RMP”), with the Forward Program and Rehabilitation Objectives authorized by the NSW Resources Regulator;

•	Environmental Protection License (EPL1864) authorized by the NSW Environmental Protection Agency (“EPA”);

•	Water Licenses issued under the Water Management Act 2000 (NSW); responsibilities for authorizing and managing water licenses are shared between the Natural Resources Access Regulator and Water NSW; and

•	NSW Western Lands Leases granted under the Western Lands Act of 1901 (NSW) and the Western Lands Act 1901.

Mining projects in NSW (including expansions or modifications of existing projects) require development consent under the NSW Environmental Planning and Assessment Act 1979 (“EP&A Act”).

The earliest statutory development consent held by CMPL for the CSA mine is Local Development Consent No. 31/95 and Amendment 97/98:33 approved by CSC in 1995 and 1998 which permits use of the CSA mine site by CMPL. Subsequent expansions and amendments of mining development at CSA mine have all been assessed and administered by the CSC.

Rehabilitation Management Plan

Environmental aspects of mineral exploration and mining (including mine rehabilitation and closure) in New South Wales are administered under the NSW Mining Act 1992. Following the recent introduction of the Mining Amendment (Standard Conditions of Mining Leases — Rehabilitation) Regulation 2021, the MOP for large mines has been replaced by a targeted Rehabilitation Management Plan. This has replaced the current requirement for an Annual Environmental Management Report.

As a condition of compliance with a mining lease, a mine is required to prepare and implement a Rehabilitation Management Plan which includes a risk assessment, a Forward Program that covers three years and an annual report. The CSA Mine has completed a Rehabilitation Management Plan and has had its Rehabilitation Objectives Statement approved by the NSW Resources Regulator. CSA, as the lease holder, will provide annual reporting and scheduling of rehabilitation via an Annual Report and Forward Programme (three-year period).

Environmental Protection License

The Protection of the Environment Operations Act (“POEO Act”) is the statutory instrument through which certain specified activities are regulated by the NSW EPA. Activities are administered by means of Environment Protection Licenses (“EPLs”) issued to operators of the premises on which the activities occur. CSA currently holds EPL1864 authorizing mining of minerals to a maximum annual production capacity of 2Mtpa. The EPL1864 has a current Environmental Risk Level of 1, with Level 1 being the lowest risk score.

The most recent EPL review was completed on April 21, 2021, with the next review due on April 21, 2026. There are no additional required activities by CSA and given the historical operations of the mine and long-standing, regular interactions with the regulator, no material changes are expected to occur as a result of these reviews.

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

Violation and Fines

We are not aware of any current material violations or fines imposed under the Regulations of the Mining Act 1992 that apply to the CSA Mine.

Encumbrances

We are not aware of any material encumbrances that would impact the current resource or reserve disclosures as presented herein.

Community Awareness, Benefits and Government Relations

There is strong community support for the CSA Copper Mine operation, and we have a positive working relationship with the CSC. The CSA Copper Mine is the largest employer in the Cobar region, with approximately 500 employees and contractors.

We are involved with a number of community projects including:

•	assistance with the establishment of regular air services between Sydney and Cobar in 2015;

•	regular donations to local community initiatives; and

•	scholarships to students entering their final year of university.

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

As at December 31, 2023, the total cost of the CSA Copper Mine was A$1,212.8 million.

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

Part III

Item 19.	EXHIBITS

Exhibit No.	Description of Exhibit
2.1#	Share Sale Agreement, dated as of March 17, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Metals Acquisition Corp.
2.2	Description of Securities.
2.3	Deed of Consent and Covenant, dated as of November 22, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.4	CMPL Share Sale Agreement Side Letter dated as of April 21, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.5	CMPL Share Sale Agreement Side Letter dated as of May 31, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.6	CMPL Share Sale Agreement Side Letter dated as of June 2, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.7	The Merger Agreement and Plan of Merger, dated May 22, 2023.
3.1	Amended and Restated Memorandum and Articles of Association.
4.1	Warrant Agreement, dated as of July 28, 2021, by and between MAC and Continental Stock Transfer & Trust Company.
4.2	Specimen Warrant Certificate of the Company.
10.1	Form of Subscription Agreement, dated as of April 14, 2023.
10.2	Syndicated Facilities Agreement, dated as of February 28, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.
10.3	First Amendment to the Syndicated Facilities Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.
10.4	Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of March 10, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.
10.5	Deed of Amendment to the Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of June 8, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.
10.6	Subscription Agreement, dated as of March 10, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP and Sprott Private Resource Lending II (Collector-2), LP.
10.7	Sponsor Letter Agreement, dated as of July 28, 2021, by and among Sponsor, MAC and initial shareholders of MAC.
10.8	Silver Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.

10.9	Amended and Restated Silver Purchase Agreement, dated as of June 9, 2023, by and between by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.10	Silver Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
10.11	Copper Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.12	Amended and Restated Copper Purchase Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.13	Copper Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
10.14	Registration Rights Agreement, dated June 15, 2023.
10.15	Offtake Agreement dated June 12, 2023.
10.16	Royalty Deed dated June 16, 2023.
10.17	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Metals Acquisition Corp.
10.18	Promissory Note, dated as of March 16, 2021, issued to an affiliate of Metals Acquisition Corp.
10.19	Securities Subscription Agreement, dated as of March 16, 2021, by and between Metals Acquisition Corp and the affiliates of the Sponsor.
10.20	Director Nomination Side Letter, dated June 12, 2023.
10.21†	Metals Acquisition Limited 2023 Long-Term Incentive Plan as of June 15, 2023.
10.22†	Metals Acquisition Limited 2023 Employee Stock Purchase Plan as of June 15, 2023.
10.23†	Metals Acquisition 2023 Non-Employee Directors Deferred Unit Plan as of June 15, 2023.
10.24	Form of Indemnification Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and each of its officers and directors.
10.25	Warrant Agreement, dated as of June 6, 2023 by and between Metals Acquisition Limited and Continental Stock Transfer & Trust Company.
10.26	Form of Subscription Agreement, dated as of October 11, 2023.
10.27	Amendment No. 1 to the Warrant Agreement, dated July 1, 2024 by and among the Company, Continental Stock Transfer & Trust Company, and Computershare Inc. and its affiliate Computershare Trust Company, N.A., as warrant agent.
11.1	Securities Trading Policy
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
21.1	List of Subsidiaries.
96.1	Technical Report Summary - CSA Copper Mine - New South Wales - Australia, effective as of April 22, 2024, by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons.
97.1†	Clawback Policy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.

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

METALS ACQUISITION LIMITED

	By:	/s/ Michael James McMullen
Date: September 9, 2024		Name: Michael James McMullen
Title: Chief Executive Officer, Director

METALS ACQUISITION LIMITED

	By:	/s/ Morné Engelbrecht
Date: September 9, 2024		Name: Morné Engelbrecht
Title: Chief Financial Officer and Chief Accounting Officer