Form 20-F
period 2024-12-31
MAC Copper Ltd
filed 2025-03-28
CIK 1950246

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission File Number: 001-41722

MAC COPPER LIMITED

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

As of December 31, 2024, the registrant had 82,438,431 Ordinary Shares outstanding.

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

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

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

☒

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

☐ Yes ☐ No

i

GLOSSARY

Certain terms and abbreviations used in this Annual Report are defined below:

●	“A$” means the Australian dollar, the official currency of Australia.
●	“Ag” means silver.
●	“Articles” means our amended and restated memorandum and articles of association.
●	“ASIC” means the Australian Securities and Investments Commission.
●	“ASX” means the Australian Securities Exchange operated by ASX Limited.
●	“ASX Listing” means the Company’s admission to trading on the ASX, commencing February 20, 2024, which occurred in connection with the Company raising A$325 million (before costs) via the issue of 19,117,648 CDIs.
●	“ASX Listing Rules” mean the Listing Rules of ASX as amended from time to time.
●	“Board” means the board of directors of the Company.
●	“Business Combination” means the Merger and the other transactions contemplated by the Share Sale Agreement, collectively.
●	“CDI” means CHESS depository interests (one CDI being equivalent to one Ordinary Share).
●	“CHESS” means the Clearing House Electronic Sub-register System operated by ASX Settlement in accordance with the Corporations Act.
●	“CMPL” means Cobar Management Pty. Limited.
●	“Corporations Act” means the Corporations Act 2001 (Cth), as amended.
●	“CSA Copper Mine” means the Cornish, Scottish and Australian underground copper mine near Cobar, New South Wales, Australia.
●	“Cu” means copper.
●	“EBITDA” means earnings before interest, taxes, depreciation and amortization.
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
●	“Financing Warrants” means the warrants to purchase Ordinary Shares issued to Sprott under the Mezz Facility.
●	“GIAG” means Glencore International AG.
●	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

●	“Indicated Mineral Resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300, in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
●	“Inferred Mineral Resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors, as defined in S-K 1300, in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
●	“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended.
●	“JORC Code” means the Australasian Joint Ore Reserve Committee Code, 2012 edition.
●	“kt” means kilotons.
●	“MAC Copper Limited,” “MAC,” “we,” “us,” “our,” the “Company” or “our Company” means MAC Copper Limited and its subsidiaries.
●	“MAC-Sub” means Metals Acquisition Corp. (Australia) Pty Ltd.
●	“Material” means all copper concentrate produced by the CSA Copper Mine that is derived from minerals within the mining tenements, produced by the operations or produced or derived from any ore, minerals or concentrates which are inputted to and/or processed through the plant (including any ore, minerals or concentrate produced or derived from any mining lease that is not the mining tenements) or as further set out in Clause 4 of the Offtake Agreement.
●	“Measured Mineral Resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
●	“Merger” means the merger of Metals Acquisition Corp with and into the Company, with the Company continuing as the surviving company pursuant to the plan of merger.
●	“Mezz Facility” means the US$135 million mezzanine debt facility provided by Sprott to MAC-Sub.
●	“Mineral Reserve” or “Reserve” means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

●	“Mineral Resource” or “Resource” means a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
●	“mt” means metric ton.
●	"Mtpa" means million tons per annum.
●	“NSW” means New South Wales, Australia.
●	“NTSF” means Northern Tailings Storage Facility.
●	“NYSE” means the New York Stock Exchange.
●	“Offtake Agreement” means a life-of-mine offtake obligation committing us to sell to GIAG all Material, and committing GIAG to buy all Material.
●	“Ordinary Shares” means our ordinary shares, par value $0.0001 per share, and having the rights and being subject to the restrictions specified in the Articles.
●	“PCAOB” means the Public Company Accounting Oversight Board.
●	“QA/QC” means Quality Assurance/Quality Control.
●	“Royalty Area” means the area within the boundaries of the tenements, meaning (a) the mining and exploration tenements (being the leases, licenses, claims, permits, and other authorities) and mining and exploration tenement applications listed in Schedule 1 to the Royalty Deed (whether registered or applied for) in each case as may be renewed, extended, substituted, replaced (including where an exploration license is replaced by a mining or other tenement with production rights) or consolidated; and (b) any other mining tenement, lease, license, claim, permit or authority applied for or granted wholly or partly in respect of the whole or any part of the area which is the subject, as at the effective date, of any of the mining or exploration tenements listed in Schedule 1 to the Royalty Deed that is at any time held, or an interest in which is at any time held, by the Grantor (as defined therein) or any of its Related Bodies Corporate (as defined therein) at the date on which the completion of the sale and purchase of the Shares in accordance with clause 8 of the Share Sale Agreement.
●	“Royalty Deed” means the deed between the Company, Glencore and CMPL, under which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns (as defined in the Royalty Deed) and grant security interests created as a result of the Royalty Deed. Net Smelter Returns are equal to the gross revenue minus permitted deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area. Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and the security created as a result of the Royalty Deed.
●	“SEC” means the U.S. Securities and Exchange Commission.
●	“Securities Act” means the Securities Act of 1933, as amended.
●	“Senior Facilities” means the senior secured debt facility that MAC-Sub can draw down on for various purposes provided for in the SFA.

●	“SFA” means the syndicated facilities agreement dated as of February 28, 2023, by and between MAC-Sub and Citibank, N.A., Sydney Branch, Bank of Montreal, Harris Bank, N.A., National Bank of Canada and The Bank of Nova Scotia, Australian Branch.
●	“Share Sale Agreement” means the Share Sale Agreement, entered into on March 17, 2022, by and among the Company, Metals Acquisition Corp, MAC-Sub and Glencore Operations Australia Pty Limited, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, as supplemented by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, as supplemented by the CMPL Share Sale Agreement Side Letter, dated May 31, 2023, and as further supplemented by the CMPL Share Sale Agreement Side Letter, dated June 2, 2023, as may be amended, supplemented, or otherwise modified from time to time.
●	"S-K 1300" means subpart 1300 of Regulation S-K, as issued by the SEC.
●	“STSF” means Southern Tailings Storage Facility.
●	"TCRC" means treatment and refining charges.
●	"Technical Report Summary" means the technical report summary - CSA Copper Mine - New South Wales - Australia, effective as of April 22, 2024, by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons, filed with the SEC on April 26, 2024 as Exhibit 96.1 to Post - Effective Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333 - 276216).
●	“U.S. dollars,” “US$” or “$” means United States dollars, the legal currency of the United States.
●	“U.S. GAAP” means United States generally accepted accounting principles.
●	“VWAP” means volume-weighted average price.

INTRODUCTION

We report our financial statements in U.S. dollars and prepare our consolidated financial statements in accordance with IFRS and IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. We also report certain non-IFRS financial measures (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”), which are derived from the amounts presented in the financial statements prepared under IFRS.

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

AUSTRALIAN DISCLOSURE REQUIREMENTS

As a public company listed on the ASX, we are required to comply with various disclosure requirements under the Corporations Act, the ASX Listing Rules and the deed of undertaking, dated as of February 13, 2024, by and among the Company and ASX Limited in favor of ASX Limited, to amongst other things, satisfy item 1.6 of ASX's conditional admission letter to the Company dated February 12, 2024 (the “ ASX Deed of Undertaking”). Information furnished under the sub-heading “Australian Disclosure Requirements” or information which references specific Australian disclosure requirements throughout this Annual Report are intended to comply with the Corporations Act, ASX Listing Rules and/or the ASX Deed of Undertaking (as applicable).

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

Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company after the consummation of the Business Combination in June 2023.

The forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings we made with the SEC and the ASX and the following important factors:

●	inherent uncertainties in estimating quantities and qualities of economically recoverable mineral reserves;
●	our ability to meet targets and production guidance;
●	adverse operating conditions and geotechnical risks applicable to our operations;
●	our ability to manage ongoing cost and resourcing requirements;
●	our ability to meet our substantial capital expenditure requirements;
●	our ability to obtain capital on commercially reasonable terms and to maintain support from our lenders, including in connection with any future refinancings;
●	our ability to avoid interruptions or other disruptions and delays to our operations;
●	our ability to achieve future project expansion and exploration success;
●	our ability to effectively manage our growth;
●	our ability to identify attractive acquisition candidates, joint ventures or other strategic transactions and to effectively integrate any businesses we acquire or successfully manage any joint ventures;
●	our ability to access reliable rail, port and other key infrastructure needed to support operations;
●	our compliance with existing and future environmental, health and safety laws, regulations or other legal requirements, including those related to climate change;
●	fluctuations and volatility in foreign exchanges rates and the demand for, and prices of, copper;
●	our dependence on contractual arrangements with third-parties;

●	our ability to hire, integrate and retain highly skilled and other key personnel;
●	changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war;
●	changes in U.S., Australian or other foreign tax laws;
●	volatility in the price of our securities;
●	increased expenses associated with being a public company; and
●	other factors detailed under “Item 3. Key Information—D. Risk Factors.”

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

Summary of Principal Risk Factors

Our business is subject to change, risks, and uncertainties, as described herein. The risk factors that the Company considers material include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Estimates of Reserves are uncertain and the volume and grade of ore actually recovered may vary from our estimates.
●	Our mining activities are subject to adverse operating conditions and geotechnical risks, which could adversely impact our ore recoveries and mining efficiencies.
●	Our mining activities are subject to ongoing cost and resourcing requirements that may not always be met.
●	To maintain our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital, financing or refinancing on satisfactory terms, it could have an adverse impact on our results of operations.
●	Interruption or other disruptions and delays to our operations could have a material adverse effect on our cash flow, results of operations and financial condition.
●	All production from the CSA Copper Mine is sold to a single customer, GIAG, and such reliance on GIAG as a key customer may have significant consequences for our cash flow and broader financial position.

●	Future project expansion and exploration success may not be achieved.
●	Land access to current or future mining tenements may not always be guaranteed.
●	Equipment failure at the CSA Copper Mine could have an adverse impact on our ability to continue operations.
●	General cost inflation, including, but not limited to, energy prices may increase the costs of production more than anticipated.
●	We are subject to complex laws and regulations, which could have a material adverse effect on our operations and financial results.
●	The cost, outcome or impact of existing or future litigation could materially and adversely affect our business, financial condition and reputation.
●	Our current and future operations require permits and licenses, and failure to comply with or obtain such permits and licenses could have a material impact on our business.
●	Premature mine closure or placement into care and maintenance could subject us to significant additional costs and could have a detrimental effect on our financial condition.
●	We may be adversely affected by fluctuations in demand for, and prices of, copper.
●	Appreciation of the Australian dollar against the U.S. dollar could have the effect of increasing the CSA Copper Mine’s cost of production, thus reducing our margins.
●	Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may adversely impact our business and operations.
●	Information technology security breaches could harm our business activities and reputation.

Risks Related to our Financial Condition

●	We incurred a significant amount of debt in connection with the Business Combination that is secured by substantially all of our assets, and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.
●	Changes in accounting standards may have an adverse effect on the reported financial performance of our business.
●	Any new tax legislation introduced by governments may change the current tax treatment, which could adversely impact our cash flow from the CSA Copper Mine.

Risks Related to Ownership of Our Securities

●	The prices of our securities may be volatile and there is no guarantee of a positive return on the Ordinary Shares.
●	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
●	We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

●	As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Ordinary Shares.
●	You may face difficulties in protecting your interests as a shareholder, as Jersey law provides substantially less protection when compared to the laws of the United States.

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

The existing Mineral Reserves will be depleted over time by production from our operations. The currently estimated Mineral Reserves support approximately 11 years of operation, with the additional mine life in the life-of-mine plan (the “LOM Plan”) being based principally on estimated Inferred Mineral Resources or projections of mineralization down dip of Inferred Mineral Resources. While the CSA Copper Mine has a long history of resource renewal and exploration success, and there is reasonable geological evidence of continuity down dip, our future estimates may not be realized. If we are unable to replace or increase Mineral Reserves to maintain or grow our current level of Mineral Reserves, this would adversely impact the long-term economic viability of our business and operations.

We base our Mineral Reserve information on our own interpretation of geological data and current and proposed mine plans in accordance with S-K 1300. Our estimates are periodically updated to reflect past ore production, new drilling information and other geological or mining data.

While such estimates are based on knowledge, experience and industry practice utilizing suitably certified competent persons employed or contracted by CMPL, there are considerable uncertainties inherent in estimating quantities and qualities of economically recoverable Mineral Reserves, including many factors beyond our control. As a result, estimates of economically recoverable Mineral Reserves are by their nature uncertain. Some of the factors and assumptions which impact economically recoverable Mineral Reserve estimates include:

●geological and mining conditions;
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

Each of the factors which impacts reserve estimation may be beyond our control, prove unreliable or incorrect and/or vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of Mineral Reserves may vary substantially.

In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or on a commercial production scale. Until actually mined and processed, no assurance can be given that the estimated tonnage, grades and recovery levels will be realized or that the Mineral Reserves will be mined and processed economically. Material inaccuracies in, or changes to, Mineral Reserves estimates may impact the LOM Plan and other projections as to the future economic viability of our business operations. Actual production, revenues and expenditures with respect to our Mineral Reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual Mineral Reserves in the future.

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

Total site water demand is approximately 950 megaliters ("ML") per annum. Water is primarily supplied by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines, with a current entitlement of 1,356 ML per annum of high security water under the water sharing plan for the Macquarie and Cudgegong Regulated Rivers Water Source (the “Water Sharing Plan”). The Water Sharing Plan is regulated by the Water Management Act 2000 (NSW), which established the framework for water sharing plans, and establishes rules for sharing water between the environmental needs of the river or aquifer and water users, and between different types of water use such as domestic supply, stock watering, industry and irrigation. A 30% loss is typically incurred on this allocation, resulting in an actual raw water supply of ~950 ML per annum.

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

To maintain our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital, financing or refinancing on satisfactory terms, it could have an adverse impact on our results of operations.

Mining is a capital-intensive business. Our expected capital expenditure requirements are significant, averaging around $63 million per annum over the next five years, potentially higher depending upon the eventual mine plan. Even with estimating data and a methodology that we believe is reasonable and appropriate, unanticipated costs or delays could result in capital cost overruns. We expect to require additional financing or refinancing to sustain any future capital cost overruns. We plan to finance our operations with a combination of loans from financial institutions, as well as anticipated future revenue from product sales, and if required, equity financings. Our ability to successfully maintain and expand our business will depend on many factors, including our working capital needs, the availability of equity and/or debt financing and refinancing and, over time, our ability to generate positive cash flows from operations. We believe that our cash on hand following the Business Combination and ASX Listing is sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this report. However, additional funding may be required for a variety of reasons, including, but not limited to, delays in expected development.

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

Mining operations require governmental permits and approvals for tailings storage areas. The STSF has approvals for operations out to November 2030, including the current stage 10 lift. At present, the STSF stage 10 lift at the CSA Copper Mine has capacity to store tailings up to December 2030 at the current rate of approximately 55 kt of tailings per month, depending on production rate.

We have commenced preliminary work on potential additional tailings storage areas with a designed but not yet approved stage 11 lift and, reviewing the currently excised NTSF which covers an area of approximately 110ha, provides an opportunity for further tailings storage. Discussions have begun with the NSW Resources Regulator in regards to the process to follow to use the NTSF in connection with our operations.

In addition, recent work has identified an opportunity to minimize the buttressing on the STSF embankment based on a third party review and further stability work. There may be a requirement for additional ongoing work in the future that has not be identified at this time, including a third-party review of the currently approved stage 10 lift and associated buttressing.

A failure of tailings storage areas could result in an adverse environmental impact to the land on which operations are located and have a significant impact on our business and reputation. Based on the impact such incidents have had on other mining companies, a dam failure could result in immediate and prolonged cessation of operations at the relevant site, increased expenses, decrease in Mineral Reserves, damage to assets, legal liabilities, government investigations, increased insurance costs or inability to obtain insurance or necessary certifications and significant remediation (and potentially compensation) costs, as well as long-term reputational damage and other impacts. Based on the third-party review, the local climate with evaporation at five times annual rainfall and the isolated location of the STSF in relation to any local communities, the risk of this occurrence at the CSA Copper Mine is very low.

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

One hundred percent of production from the CSA Copper Mine is committed under the Offtake Agreement. Concurrently with the consummation of the Business Combination on June 15, 2023, including the transactions contemplated by the Share Sale Agreement (the “Closing”), we entered into a new Offtake Agreement with GIAG to replace the existing offtake agreement and settle all amounts owing or receivable under the historical agreement, meaning GIAG continues to be the CSA Copper Mine’s sole customer following the Closing. Under the Offtake Agreement, which is governed by the laws of England and Wales, GIAG is entitled to suspend or cancel delivery of product in certain circumstances, such as due to the occurrence of a force majeure event. For example, both we and GIAG agree to use our respective reasonable efforts to cure any event of force majeure to the extent that it is reasonably possible to do so. Failure to deliver or accept delivery of Material which is excused by or is the result of an event of force majeure shall extend the term of the Offtake Agreement for a period equal to the period of such failure. Any suspension or cancellation of orders would reduce our cash flow and revenue. Any dispute arising in connection with the Offtake Agreement is to be resolved by arbitration under the Rules of the London Court of International Arbitration.

Future project expansion and exploration success may not be achieved.

We hold a number of exploration licenses and interests in exploration licenses adjacent to and in the area of the CSA Copper Mine. Mineral exploration and development are high-risk undertakings and involve significant uncertainties. No assurance can be given that our exploration programs in respect of these exploration tenements will result in the discovery of any viable mineral resource or reserve. Mineral exploration is highly speculative in nature and is frequently unsuccessful. Further, any mineral resource or reserve, if discovered may not be commercially viable to recover in current or future market conditions. Our exploration activities carry risk and as such, exploration progress may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of drill rigs or other equipment.

There is no guarantee that any mining lease will be obtained in respect of any exploration license we currently hold. Further, in the event a mining lease were to be obtained, successful mine development, infrastructure construction and mineral production is dependent on obtaining all necessary consents and approvals and the successful design, construction and operation of efficient gathering, processing and transportation facilities. No assurance can be given that we will be able to obtain all necessary consents and approvals in a timely manner, or at all. Delays or difficulties in obtaining relevant approvals, or obtaining conditional or limited approvals, may interfere with our future mining operations or plans, which could materially impact our business and financial position in the future.

There is also no assurance that we will be able to finance future developments or the acquisition of exploration projects through operating cash flows, equity, debt, the issue of other forms of security, or any combination thereof.

We may fail to identify attractive acquisition candidates, joint ventures with strategic partners or other attractive strategic transactions or may fail to successfully integrate acquired mining assets or successfully manage joint ventures.

As part of our growth strategy, we may acquire additional mining assets or enter into joint ventures with strategic partners or seek to enter into other attractive strategic transactions. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates or other strategic partners in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mining acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties.

Any transaction we may choose to complete may be of a significant size, may change the scale of our business and operations and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities will depend on our ability to identify suitable acquisition candidates that fit our business strategy, negotiate acceptable terms for any such acquisition, identify significant legal, financial or operational risks as part of the due diligence process, obtain approvals from regulatory authorities in the jurisdiction of the business or property to be acquired and integrate the acquired operations successfully with our existing operations. Any acquisitions or other strategic transactions may accompanied by risks, including, but not limited to, the following:

●	there may be a significant change in commodity prices, applicable laws or other relevant facts after we have committed to complete the transaction and established the purchase price or exchange ratio;
●	the conditions to closing a transaction may not be satisfied or the transaction may otherwise be terminated;
●	a material mineralized deposit may prove to contain resources that are below our expectations;
●	the due diligence process may fail to uncover all legal, financial and operational risks;
●	we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise and maintaining uniform standards, policies and controls across the organization;
●	the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, customers, suppliers and contractors; and
●	to the extent we make an acquisition outside of markets in which we have previously operated, we may have difficulty conducting and managing operations in a new operating environment.

In connection with any future acquisitions, joint ventures or other strategic transactions we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our Ordinary Shares and negatively affect our results of operations.

Further, the integration of our existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of an acquired business or restructure our previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from our management team, which may detract attention from our day - to - day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on our business. In addition, the acquisition of mineral properties may subject us to unforeseen legal risks and liabilities, including environmental liabilities, which could have a material adverse effect on us. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Maintenance of mining tenement title and approvals is essential to the ongoing conduct of our operations.

Our mining, development and exploration activities are dependent upon the timely grant, or as the case may be, the maintenance or renewal of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintenance, renewal and granting of mineral titles is often connected with or conditional on obtaining required statutory approvals. There is no assurance that we will be granted all mining titles or approvals for which we have applied or will apply for or that any licenses, concessions, leases, permits or consents will be renewed as and when required or that new, unfavorable, conditions will not be imposed.

In particular, the current term of our consolidated mining lease (“CML5”) expires in 2028, and is subject to renewal at that time. There can be no guarantee that it will be renewed. To the extent such approvals, consents or renewals are not obtained in a timely manner, we may be curtailed or prohibited from continuing with our mining, exploration and development activities or proceeding with any future exploration or development.

Similarly, any challenge to our title or a dispute over boundaries could adversely impact extraction, production, processing, exploration and expansion activities.

Further, we could face penalties, lose title to our interest in the licenses, concessions, leases, permits or consents, or any other tenements that we may acquire in the future, if conditions attached to those interests are not met or if insufficient funds are available to pay tenement rentals or meet expenditure requirements.

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

General cost inflation, including, but not limited to, energy prices may increase the costs of production more than anticipated.

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

If native title is either determined to exist or there are registered, but undetermined, native title claims over any part of the tenements and native title has not otherwise been extinguished with respect to that part, we may be required to negotiate with, and pay compensation to, the native title holders for impairment, loss or diminution or other effect of the proposed activities on their native title rights and interests. Compensation obligations may also arise pursuant to agreements with native title claimants or native title holders in relation to any tenements we acquire. The existence of native title or a registered native title claim may preclude or delay the granting of exploration and mining tenements pending resolution of the statutory procedures imposed by the Native Title Act 1993 (Cth), as amended (the "NT Act") and considerable expenses may be incurred in negotiating and resolving native title issues.

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

Existing and future environmental laws may increase our costs of doing business, result in significant liabilities, fines or penalties, and may restrict our operations.

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

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the possible impact of climate change. Laws, treaties, international agreements and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such laws and regulations. Any future climate change laws and regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. At this time, we cannot predict with any certainty how such future laws and regulation will affect our financial condition, operating performance or ability to compete. Furthermore, even without such laws and regulation, increased awareness and any adverse publicity in the global marketplace about possible impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations, if any, are highly uncertain and, if present, would be particular to the geographic circumstances in areas in which we operate. Nevertheless, these impacts could adversely impact the cost, production and financial performance of our operations. Sustainability matters are discussed in more detail in the Company's inaugural sustainability report (the "Sustainability Report"), published on the same date as this report, and available on the Company's website. The contents of the Sustainability Report are not intended to be incorporated by reference into this report or in any other report or document we file or furnish with the SEC, and any reference to the Sustainability Report is intended to be an inactive textual reference only.

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

The outbreak of military conflict between Russia and Ukraine, the Israel-Hamas conflict and escalating tensions in the Middle East are having a material effect on the global economy. These hostilities have created uncertainty for capital markets around the world, and this uncertainty may lead to adverse consequences for commodity prices and our business operations.

For example, measures taken by governments around the world to end the Ukrainian conflict (such as imposing tariffs on Russian exports and other economic sanctions) may cause disruptions to our supply chains and have, and may continue to have, an adverse impact on commodity prices. Ongoing sanctions and trade restrictions on Russia or other markets could adversely affect our operations, revenue, profit and overall financial performance.

Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may adversely impact our business, financial condition and results of operations.

As a business with international reach, we are subject to risks associated with changes in international trade policies, trade disputes and other international trade conflicts that could harm or disrupt international commerce and the global economy, and could have an adverse effect on us or our key partners. International trade disputes could, among other things, result in tariffs and other protectionist measures which could have a negative impact on worldwide economic growth and adversely affect government and other third-party investment in new infrastructure. These effects could in turn harm international demand for copper and have an adverse impact on our business, financial condition and results of operations.

During his current administration, President Trump has spoken about his desire to implement additional tariffs on foreign products, including copper. For example, President Trump recently announced an intent to impose tariffs on copper with the goal of shifting copper production to the United States. Further, Treasury Secretary Scott Bessent discussed a universal tariff on U.S. imports, starting at 2.5% and rising gradually. Rising tariffs in the U.S. and internationally may increase the costs of our operations and supply chains, which would have an adverse effect on our business, financial condition and results of operations.

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

Copper and silver TCRC may be volatile, which may adversely affect our results of operations and reduce our margin.

The cost of turning copper and silver in concentrate into final usable copper and silver is expressed in the smelter TCRC set annually between the major copper producers and major Asian and European smelters. Historically, the prevailing market TCRC rates for copper and silver have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, copper and silver, market uncertainties, the overall performance of world or regional economies and the related cyclicality in the industries in which we operate, the freight costs relative to other producers and a variety of other factors. Whilst 2025 TCRCs are at historic lows, an increase in TCRC for copper and silver may adversely affect our results of operations and reduce our margin.

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

In connection with the Business Combination, we incurred approximately $393 million in aggregate principal amount of indebtedness under the Senior Facilities and the Mezz Facility (together, the "Debt Facilities"), which is secured by substantially all of our assets. The aggregate principal amount of indebtedness under the Debt Facilities as at December 31, 2024 was approximately $304 million.

We are required to use a portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures and other corporate purposes and limit our ability to obtain additional financing (or to obtain such financing on acceptable terms) for working capital, capital expenditures, expansion plans and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. A high level of leverage may also have significant negative effects on our future operations by increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments.

The Debt Facilities subject us to financial maintenance covenants and restrictive covenants limiting our business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers and sales of assets and restrictions on the payment of dividends or distributions. The financial covenants require us to (i) maintain a debt - service coverage ratio over any relevant period of not less than 1.20, (ii) have a forecast cash flow coverage ratio of not less than 1.25, (iii) have a net debt to EBITDA ratio of not more than 2.5, (iv) maintain a ratio of total net debt to EBITDA of not more than 3.25, (v) have available cash and cash equivalents of at least US$30 million at the end of each relevant period, and (vi) have a reserve tail ratio projection of over 25% at the termination date (as defined therein).

Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital - raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay or refinance such indebtedness immediately. In such event, we may be unable to repay our indebtedness or refinance such indebtedness on reasonable terms, if at all, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may be, or may become, a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are a passive foreign investment company (“PFIC”) for any taxable year included in the holding period of a U.S. Holder (as defined herein) of our Ordinary Shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Based on the composition of our income and assets, we do not believe that the Company was a PFIC for the taxable year ending on December 31, 2024, and do not expect to be a PFIC for the current taxable year or the foreseeable future. PFIC status is an annual determination that can only be made following the close of each taxable year. Because the facts on which any determination of our PFIC status are based (including the composition of our income and assets, which may change) will not be known until the close of the taxable year in question, it is possible that we will be treated as a PFIC for the current taxable year or future taxable years.

Additionally, although a foreign corporation’s PFIC determination will be made annually, absent certain elections, a determination that Metals Acquisition Corp or the Company is or was a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold our securities, whether or not we are a PFIC in those subsequent years. Although uncertain, Metals Acquisition Corp (our predecessor for purposes of these rules) was likely classified as a PFIC for its taxable years ending December 31, 2021 and December 31, 2022 because of the nature of its income and assets for such years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations” for a more detailed discussion of the potential application of the PFIC rules. U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to them.

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

Risks Related to Ownership of Our Securities

The prices of our securities may be volatile and there is no guarantee of a positive return on our Ordinary Shares.

We can make no guarantee in respect of the market price of our securities, and any acquirer of our securities, whether by direct issue, conversion, or acquisition on-market, may not necessarily make a profit on any capital expended in the acquisition. The value of our Ordinary Shares is determined by the stock market and will be subject to a range of factors beyond our control and the control of our directors and management.

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

Any future determination as to the payment of dividends will be at the discretion of our Board and will depend on numerous factors including our costs, revenue, financial covenants, capital expenditure requirements and financial strategy. No assurance in relation to the future payment of dividends or franking credits attaching to dividends can be given by us. Furthermore, until the Debt Facilities used to finance the acquisition have been repaid in full, there will be additional restrictions on our ability to pay dividends and dividends will only be payable subject to a permissible cash flow waterfall structure to limit cash distributions by us.

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

Sales of substantial blocks of our Ordinary Shares into the public market, or the perception that such sales might occur, could cause the market price of our Ordinary Shares to decline and may make it more difficult for you to sell your Ordinary Shares at a time and price that you deem appropriate. As of December 31, 2024, we have 82,438,431 Ordinary Shares outstanding.

We intend to register the offer and sale of all Ordinary Shares that we may issue under, or in connection with, our equity compensation plans.

We may require additional funding to satisfy our consideration obligations to Glencore if contingent consideration milestones are met.

Under our outstanding obligation to make certain contingent payments to Glencore in accordance with the terms of the Share Sale Agreement, if the daily London Metal Exchange ("LME") closing copper price exceeds US$4.25/lb (for any rolling 18-month period) or US$4.50/lb (for any rolling 24-month period), we will be required to respectively pay the first contingent copper payment and second contingent copper payment to Glencore within one business day after the trigger is achieved. There can be no assurance that, if triggered, these contingent copper payments can be met without further financing or, if further financing is necessary, that financing can be obtained on favorable terms or at all. If additional funds are raised by issuing equity securities or equity-linked securities, this may result in dilution for some or all of the holders of our securities.

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

As a U.S. public company, we are subject to the reporting requirements under U.S. securities laws, including the Sarbanes Oxley Act (“SOX”). Pursuant to Section 404 of SOX, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a -15(e) and 15d-15(e) under the Exchange Act) as at December 31, 2024, the end of the period covered by this Annual Report on Form 20-F. Based upon their evaluation, our Certifying Officers concluded that, as at December 31, 2024, our disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below and in “Item 15. Controls and Procedures.” As a result, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with IFRS. Accordingly, management believes that, notwithstanding the material weaknesses in our internal control over financial reporting, the financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with its assessment, our management identified material weaknesses in our internal control over financial reporting as at December 31, 2024 related to: (i) insufficient entity level controls and controls over financial processes to prevent, detect or mitigate the risks of material errors in the financial statements, (ii) insufficient IT general controls designed and implemented to mitigate the risk associated with access management, change management and IT operations, which support the Company's financial reporting, resulting in ineffective IT dependent and automated controls, (iii) lack of controls over the processes operated by third party service organizations, (iv) inadequate segregation of duties in financial processes; and (v) inadequate evidence supporting review controls operated by management, including over the completeness and accuracy of data and reports used in the operation of these controls, and over the work performed by management specialists.

These control deficiencies did not result in a material misstatement to the Group’s consolidated financial statements for the year ended December 31, 2024. However, the control deficiencies identified created a reasonable possibility that a material misstatement to the Group’s consolidated financial statements would not have been prevented or detected on a timely basis. Therefore, management concluded that the deficiencies represented a material weakness in our internal control over financial reporting and that our internal control over financial reporting was not effective as at December 31, 2024.

Throughout the year, management has taken steps to uplift internal control over financial reporting, including (i) the hiring of accountants and financial personnel with relevant SEC reporting and SOX compliance experience, and expanding the capabilities of existing accounting and financial reporting personnel, (ii) the engagement of external consultants to assist with the design and implementation of a formal risk assessment and documentation of financial reporting risks and controls in accordance with section 404a of SOX, and (iii) the implementation of formal controls and procedures over cut off and accounting close to mitigate risk of error in presentation of financial position and the results of operations and cashflows at reporting dates.

Whilst progress has been made, a number of material weaknesses exist as at December 31,2024 as noted above. Management has engaged a third party consultant to assist with the remediation plan, which includes: (i) adequately evidencing entity level controls that are in place to support an effective overall operating control environment, (ii) defining and commencing implementation of a plan to remediate IT General Controls regarding access management, change management and IT operations, (iii) working with service organizations engaged by the Company to better evidence monitoring of the operating effectiveness of controls they operate, (iv) designing and implementing segregation of duties in financial processes, and (v) designing and implementing enhanced documentation procedures that adequately evidence the precision of management review controls and controls with a review element.

While management has begun the remediation process, these underlying control deficiencies cannot be considered remediated until the enhanced controls have been designed, implemented and operated effectively for a sufficient period of time.

Our remediation plan can only be accomplished over time and will be continually reviewed to determine whether it is achieving its objectives. However, these remediation measures place significant demands on our financial and operating resources. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and adequately maintain internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

If we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in our financial reporting and we could become subject to litigation or investigations by NYSE, the SEC and other regulatory authorities.

While documenting and testing our internal control procedures, in order to satisfy the future requirements of Section 404, we may identify other weaknesses and deficiencies in our internal controls over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

Even effective internal control can provide only reasonable, but not absolute, assurance with respect to the preparation and fair presentation of financial statements. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This in turn could limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of our Ordinary Shares.

As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Ordinary Shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, the Ordinary Shares are not currently listed on any market in Jersey, and we do not currently intend to list Ordinary Shares on any market in Jersey, our jurisdiction of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company.

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

Our securities are listed to trade on more than one stock exchange, and this may result in price variations.

Our Ordinary Shares are listed for trade on the NYSE and as CDIs on the ASX. Dual-listing may result in price variations between our securities listed on the different exchanges due to a number of factors, including that our Ordinary Shares are traded in U.S. dollars on the NYSE and our CDIs are traded in Australian dollars on the ASX, volatility in the exchange rate of the two currencies and differences between the vacation schedules, trading schedules and time zones of the two exchanges, among other factors. A decrease in the price of our securities in one market may result in a decrease in the price of our securities in the other market. Dual listing also presents us with the opportunity to raise additional funds through the issuance of CDIs, such as the placement of 8,333,334 new CDIs we completed in October 2024, which could cause dilution to existing shareholders.

You may face difficulties in protecting your interests as a shareholder, as Jersey law provides substantially less protection when compared to the laws of the United States.

We are incorporated under Jersey law. Jersey legislation regarding companies is largely based on English corporate law principles. The rights of our shareholders are governed by Jersey law, including the provisions of the Jersey Companies Law, and by the Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. Further, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

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

We were first incorporated on July 29, 2022 under the laws of Jersey, Channel Islands as Metals Acquisition Limited. On November 21, 2024, our shareholders passed a special resolution to change the Company’s name from “Metals Acquisition Limited” to “MAC Copper Limited” (the “Name Change”). On November 25, 2024, the Jersey Registrar of Companies issued a Certificate of Incorporation on Change of Name to reflect the Name Change, and our Ordinary Shares began trading on the NYSE under the new name on December 3, 2024.

Our registered office is 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG and our place of business is 1 Louth Rd, Cobar, NSW, 2835 (which is the address of the CSA Copper Mine). Our telephone number is +44 1534 514 000 and our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our website address is https://www.maccopperlimited.com/. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically, with the SEC at www.sec.gov.

On June 15, 2023, we consummated the Business Combination pursuant to the Share Sale Agreement, pursuant to which MAC-Sub acquired from Glencore 100% of the issued share capital of CMPL, which owns and operates the CSA Copper Mine. Immediately prior to the Business Combination, Metals Acquisition Corp merged with and into us. Following the Business Combination, we continued as the surviving company, and CMPL became an indirect subsidiary of us.

As part of the Business Combination: (i) each issued and outstanding Class A ordinary share and Class B ordinary share of Metals Acquisition Corp was converted into one Ordinary Share, and (ii) each issued and outstanding whole warrant to purchase Class A ordinary shares of Metals Acquisition Corp was converted into one warrant to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion.

In connection with the execution and delivery of the Share Sale Agreement, Metals Acquisition Corp entered into subscription agreements (the “Subscription Agreements”) with investors who agreed to subscribe for and purchase an aggregate of 22,951,747 Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $229,517,470. Such subscribed shares were converted into Ordinary Shares in connection with the Business Combination. In connection with the Subscription Agreements, the Sponsor also agreed to transfer an aggregate of 988,333 shares of Class B common stock of Metals Acquisition Corp that it held and agreed to sell 500,000 Metals Acquisition Corp private placement warrants at a price of $1.50 per warrant to certain investors who agreed to subscribe for a significant number of Ordinary Shares.

We also entered into the Mezz Facility, in connection with which we, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP (the “Equity Subscriber”) and Sprott Private Resource Lending II (Collector-2), LP (the “Warrant Subscriber”), entered into a subscription agreement (the “Sprott Subscription Agreement”) pursuant to which the Equity Subscriber committed to purchase 1,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000. In addition, in accordance with the terms of the Mezz Facility, the Warrant Subscriber received 3,187,500 Financing Warrants. Each Financing Warrant entitles the holder to purchase one Ordinary Share.

In accordance with ASX Listing Rule 4.10.3, we disclose the following information in relation to the stock exchanges which the Company’s securities are quoted. The Business Combination was consummated on June 15, 2023 and on June 16, 2023, the Ordinary Shares commenced trading on the NYSE under the symbol “MTAL.” On February 20, 2024, we commenced trading CDIs on the ASX under the symbol “MAC” following completion of the ASX listing.

Recent Developments

Warrant Redemption

On May 6, 2024, the Company announced the redemption (the “Redemption”) of all of its (i) outstanding public warrants (the “Public Warrants”) to purchase Ordinary Shares of the Company that were issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and Continental Stock Transfer & Trust Company and (ii) outstanding private placement warrants (together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued by the Company in (a) a private placement transaction in connection with the Business Combination under the Sponsor Letter Agreement (as defined herein) and (b) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which Green Mountain Metals LLC (the “Sponsor”) exercised its option to convert the issued and outstanding loan amount into private placement warrants, on the same terms as the outstanding Public Warrants. The Redemption was completed on June 5, 2024 (the “Redemption Date”), with 1,026 Warrants exercised at an exercise price of $11.50 per Ordinary Share and 15,344,751 Warrants exercised on a “cashless basis,” resulting in the exercise of approximately 99.82% of the outstanding Warrants and in the issuance of an aggregate of 4,701,071 Ordinary Shares. The remaining 27,753 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash.

Investment in Polymetals Resources Limited

On May 27, 2024, the Company announced that it signed a subscription agreement representing a strategic investment with Polymetals Resources Limited (“POL”). POL holds the rights to the “Endeavor” silver zinc lead mine approximately 40km to the north of the CSA Copper Mine. Under the terms of the agreement, the Company is to invest (i) an initial A$2.5 million in total at a price of A$0.35/share for an initial 4.31% interest in POL and (ii) an additional A$2.5 million in total at a price of A$0.35/share, subject to satisfaction of certain conditions precedent (including the execution of a zinc tolling agreement, to permit the tolling of Company zinc at Endeavour, together with a water offtake agreement giving the Company access to part of POL’s water allocation).

CDI Placement

On October 9, 2024, the Company announced that it had received firm commitments via an oversubscribed placement of 8,333,334 new CDIs at an issue price of A$18.00 per CDI to raise A$150,000,012 (approximately US$103 million) before costs. Settlement of the new CDIs under the placement occurred on October 14, 2024.

Australian Disclosure Requirements

Registered Australian office

Our Australian registered office is 1 Louth Rd, Cobar, NSW, 2835 (which is the address of the CSA Copper Mine). Our Australian registered office telephone number is +61 (02) 6836 5100.

Register of securities

Our statutory register of securities is kept and maintained at our registered office, 44 Esplanade, St. Helier, Jersey, JE4 9WG.

Sub registers are maintained in relation to:

●	Ordinary Shares quoted on NYSE, by Computershare Trust Company, N.A. in the US; and
●	CDIs quoted on ASX, by Computershare Investor Services Pty Limited in Australia.

B.	Business Overview

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

First underground production was in 1967. The mine was acquired by Conzinc RioTinto Australia Pty Ltd in 1980 and sold to Golden Shamrock Mines Pty Ltd ("GSM") in 1993. GSM was subsequently acquired by Ashanti Gold Fields in the same year and the mine continued to operate until 1997. Glencore acquired the property in 1999. CMPL, a wholly owned Australian subsidiary of Glencore Operations Australia Pty Ltd, itself a wholly owned subsidiary of Glencore, was the direct owner and operator of the mine (and is the entity acquired by Metals Acquisition Corp). As part of its acquisition in 1999, Glencore received a number of concessions from the New South Wales government whereby several components of the previous mining operations were excised from the mining lease such that no liability arising from these components transferred to CMPL. The excised components included the NTSF, a mine subsidence area and adjacent waste rock dumps.

Underground operations were resumed, and the mine was operated under Glencore management for over 20 years until being acquired by the Company on June 16, 2023.

The underground mine is serviced by two hoisting shafts and a decline from surface to the base of the mine. Ore is produced principally from two steeply dipping underground mineralized systems, QTS North (“QTSN”) and QTS Central (“QTSC”), from depths currently between 1,500 to 1,900 meters below the surface. The current depth of the decline is around 1,900 meters. The ore is crushed underground, hoisted to surface, and milled and processed through the CSA Copper Mine concentrator. In 2024, the CSA Copper Mine produced 161,405 kt of concentrate grading 3.9% copper containing 41,128 kt of copper.

The currently estimated Mineral Reserves support operations until the end of 2036. The CSA Copper Mine has a long history of resource renewal and exploration success, and there is reasonable geological evidence of continuity down dip.

The town of Cobar is serviced by a sealed airstrip, with commercial flights five times per week to and from Sydney. The project is well-served by existing infrastructure, which includes power supply, water supply, site buildings, and service facilities. Power is supplied to the site from the state energy network via a 132 kilovolt (“kV”) transmission line. A 22kV line is also connected to the site and is available for limited supply in emergencies. The state energy network is supplied by a mix of conventional and renewable power generation, including the 102 megawatt (“MW”) and 132MW solar farms in the nearby towns of Nyngan and Nevertire. Further diesel power generators are available to supply minimal backup power capable of supporting emergency room facilities and functions.

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

Established Operating History: The CSA Copper Mine has an established operating history and we believe it is well positioned to supply copper at a competitive position on the global cost curve for copper. Cost inflation pressures are significant in the mining industry at the current time, especially so in the capital cost area of a new build mine (“Greenfield Build”). The risks associated with building a new mine are significant given the lack of historical operating data and the inflationary pressures in the mining industry at present. The CSA Copper Mine has a substantial competitive strength relative to Greenfield Build projects given its long-established operating track record and the major historical capital investments that have been made over the past 57 years. The CSA Copper Mine is also one of the highest-grade copper mines globally, which also provides a competitive advantage compared to many other copper mines.

Business Strategy

With only a single primary asset, our business strategy focuses on the safe, environmentally compliant operation of the CSA Copper Mine to produce copper and minor amounts of silver in concentrate.

With the CSA Copper Mine showing high-grade zinc mineralization near surface and adjacent to existing development, we have secured a partnership with POL to provide valuable zinc processing options while maintaining our focus on our core copper business.

Recently, our business strategy has increased focus on performance in environmental, social and governance (“ESG”) requirements. The business is well established and the current strategy has been in place for many years.

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

In the last few years, the CSA Copper Mine has consistently invested in exploration to identify additional resources and reserves, with the intent to develop a more robust pipeline of works through geophysics and geochemistry for drilling. We plan to continue and expand on this strategy to provide a better ability for long-term planning and capital deployment decisions to be made. The CSA Copper Mine resource has been increased by 67% since the Company took ownership in June 2023, extending the mine life to 2036.

Summary of Mineral Resources and Mineral Reserves

The deposit in the CSA Copper Mine is located within the Cobar mineral field in the Cobar Basin, a north-south mineralized belt containing copper, gold and lead-zinc mineralization, with five currently operating mines within 80 kilometers of Cobar. Mineralization is associated with north-south faulting and northwest cross cutting structures.

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

Given that we have identified significant mineralization in the upper parts of the CSA Copper Mine (above the 900 meters below surface level), in order to identify this as a separate operation, we announced in February 2025 that we will be calling all mineralization above the 900m below surface level "The Merrin Mine" in honor of our highly regarded Chair, Patrice Merrin.

The dominant copper sulphide is chalcopyrite (CuFeS2); silver is also present as acanthite (Ag2S).

Behre Dolbear Australia Minerals Industry Consultants considers that the CSA Copper Mine has exploration potential both in the immediate vicinity of the CSA Copper Mine and within the broader tenement package. The QTSN and QTSC lodes remain open down dip, with the deepest drill intersection currently at around 2,200 meters. Magnetic and electromagnetic surveys have identified a number of targets along strike of the known CSA Copper Mine lodes, both within the mining lease and the surrounding exploration licenses.

We are subject to the reporting requirements of the Exchange Act and applicable Australian securities laws, and as a result, we have separately reported our mineral reserves and mineral resources according to the standards applicable to those requirements. U.S. reporting requirements are governed by S-K 1300, as issued by the SEC. Australian reporting requirements are governed by the JORC Code. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of consistency and confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions. All disclosure of mineral resources and mineral reserves in this report are reported in accordance with S-K 1300. For JORC compliant disclosure of mineral resources and mineral reserves, please see the Company’s annual report filed with the ASX on March 28, 2025.

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

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2024:

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as at December 31, 2024, Based on a Copper Price of US$8,279/t at 1.5% Cu Cut-Off Grade

				Cu		Ag
		Tonnes		Metal		Metal
System	Resource Category	Mt	Cu %	kt	Ag g/t	Moz
All Systems	Measured Mineral Resources	3.2	5.5	176	20	2.1
	Indicated Mineral Resources	2.4	4.6	110	12	0.9
	Meas + Ind Mineral Resources	5.6	5.1	285	17	3.0
	Inferred Mineral Resources	3.0	5.9	178	22	2.1
	Total Mineral Resources	8.6	5.4	464	19	5.1

Notes:

●	Mt = million tonnes, kt = thousand tonnes, g/t = grams per tonne, Moz = million ounces

●	Mineral Resources are reported as of December 31, 2024 and are reported using the definitions in S-K 1300
●	Mineral Resources are reported in accordance with S-K 1300
●	Mineral Resources are reported exclusive of Mineral Reserves
●	The Qualified Person for the estimate is Eliseo Apaza, an officer of MAC and a full time employee of a wholly owned subsidiary of MAC Copper Limited
●	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver; in line with long term broker consensus forecast copper pricing as at August 8, 2023
●	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off for high grade, and 1.5% Cu for the lower-grade halo portion of the lenses. Resources are reported above a 1.5% Cu cut-off grade
●	Costs assumptions underlying cut-off grade calculation include US$77/t ore mined, US$29/t ore milled and US$27/t G&A ore milled
●	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery
●	Mineral Resources reported as dry, raw, undiluted, in-situ tonnes
●	Figures are subject to rounding

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2023:

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t at 1.5% Cu Cut-Off Grade

	Resource	Tonnes		Cu Metal		Ag Metal
System	Category	Mt	Cu%	kt	Ag g/t	Moz
All Systems	Measured	2.8	5.3	150.3	18.1	1.6
	Indicated	1.6	4.7	74.4	11.8	0.6
	Meas + Ind	4.4	5.1	224.8	15.8	2.2
	Inferred	3.4	5.2	178.4	19.6	2.1
	Total	7.8	5.2	403.2	17.5	4.4

Notes:
●	Mt = million tonnes, kt = thousand tonnes, g/t = grams per tonne, Moz = million ounces
●	Mineral Resources are reported as of December 31, 2023 and are reported using the definitions in S-K 1300
●	Mineral Resources are reported in accordance with S-K 1300
●	Mineral Resources are reported excluding Mineral Reserves
●	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd
●	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver; in line with long term broker consensus forecast copper pricing as at August 8, 2023. This is explained further in Sections 16.4 and 16.7 of the Technical Report Summary. The copper price used for the fiscal 2023 cut-off grade, compared to US$7,400/t for the fiscal 2022 cut-off grade, is based on the higher consensus copper price in 2023 compared to 2022

●	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off for high grade lenses, and 1.5% Cu for the lower-grade halo; Mineral Resources reported above a 1.5% Cu cut-off grade
●	Costs assumptions underlying cut-off grade calculation include US$78 per ore tonne mined, US$20 per ore tonne milled and US$21 G&A per ore tonne milled. This is explained further in Section 12.5 of the Technical Report Summary
●	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery
●	Mineral Resources reported as dry, raw, undiluted, in-situ tonnes
●	Figures are subject to rounding
Difference in Resources 2023 to 2024

		Cut-Off	Tonnes	Cu	Cu Metal	Ag	Ag Metal
Description	Estimated Date	Grade	Mt	%	kt	g/t	Moz
Measured Mineral Resource	31-December-2023	1.5	2.8	5.3	150.3	18.1	1.6
Measured Mineral Resource	31-December-2024	1.5	3.2	5.5	176	20	2.1
Difference - Total Measured			0.4	0.2	25.7	1.9	0.5
% Difference - Total Measured			14.29%	3.77%	17.10%	10.50%	31.25%
Indicated Mineral Resource	31-December-2023	1.5	1.6	4.7	74.4	11.8	0.6
Indicated Mineral Resource	31-December-2024	1.5	2.4	4.6	110	12	0.9
Difference - Total Indicated			0.8	(0.1)	35.6	0.2	0.3
% Difference - Total Indicated			50.00%	(2.13)%	47.85%	1.69%	50.00%
Inferred Mineral Resource	31-December-2023	1.5	3.4	5.2	178.4	19.6	2.1
Inferred Mineral Resource	31-December-2024	1.5	3.0	5.9	178	22	2.1
Difference - Total Inferred			(0.4)	0.7	(0.4)	2.4	0
% Difference - Total Inferred			(11.76)%	13.46%	(0.22)%	12.24%	0.0%
The net increase in resources after depletion is due to new geological information from drilling and development mapping. This increase is predominantly in the O Lens in QTS North showing an extension towards southern side. The reduction in inferred material is due to material being upgraded to measured or indicated where additional drilling information has provided increased confidence to support the estimate.
There have been no changes to the cut-off grade criteria, method of grade estimation or criteria used for classifying material. The criteria applied in 2023 have been re-applied in 2024. The changes are not considered material relative to the last Technical Report published by the Company, which was effective as of April 22, 2024.
For the first time, we also provide a Mineral Resource estimate for the Zn mineralisation in the Merrin Mine totalling 2.4Mt @ 7.3% Zn, 23 g/t Ag, 0.6% Cu and 2.2 % Pb containing an estimated 173.6kt of zinc and 1.8Moz of silver, as shown in in the table set forth below:

	Resource	Tonnes	Zn	Zn Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz

Eastern 2L – 6L	Inferred	2.4	7.3	173.6	23.0	1.8
	Total	2.4	7.3	173.6	23.0	1.8
Mineral Reserves

We produced a Mineral Reserve estimate for the CSA Copper Mine, based on actual stope designs incorporating mining losses, mining dilution and other modifying factors. The Mineral Reserve is based on Measured and Indicated resources only.

The table below sets forth the Mineral Reserve for the CSA Copper Mine as of December 31, 2024:

Copper and Silver Mineral Reserves as at December 31, 2024, Based on a Copper Price of US$8,279/t

Tonnes	Cu	Cu Metal	Ag	Ag Metal

System	Resource Category	Mt	%	kt	g/t	Moz

All Systems	Proven	11.4	3.4	391	13.4	4.9
	Probable	4.5	3.4	154	12.9	1.9
	Total	15.9	3.4	545	13.3	6.8

Notes:

●	Mineral Reserves are reported as of December 31, 2024 and are reported using the definitions in S-K 1300
●	Mineral Reserves are reported in accordance with S-K 1300
●	The Qualified Person for the estimate is Jan Coetzee, an officer of MAC and an employee of a wholly owned subsidiary of MAC Copper Limited
●	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver, in line with long term broker consensus forecast copper pricing as at August 8, 2023
●	Mineral Reserves reported as dry, diluted, in-situ tonnes using a Stope breakeven cut-off grade of 2.2% Cu for 2025 to 2026 and a cut-off-grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu
●	Costs assumptions underlying cut-off grade calculation include US$77/t ore mined, US$29/t ore milled and US$27/t G&A ore milled
●	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery
●	Figures are subject to rounding

The table below sets forth the Mineral Reserve for the CSA Copper Mine as of December 31, 2023:

Summary of Copper and Silver Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t

				Cu		Ag
		Tonnes		Metal		Metal
System	Reserve Category	Mt	Cu %	kt	Ag g/t	Moz
All Systems	Proven	8.4	3.4	281.1	14	3.7
	Probable	6.2	3.0	187.3	11	2.2
	Total	14.6	3.2	468.4	12	5.8

Notes:

●	Mineral Reserves are reported as of December 31, 2023 and are reported using the definitions in S-K 1300
●	Mineral Reserves are reported in accordance with S-K 1300
●	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant’s Australian subsidiary
●	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver; in line with long term broker consensus forecast copper pricing as at August 8, 2023. This is explained further in Sections 16.4 and 16.7 of the Technical Report Summary. The copper price used for the fiscal 2023 cut-off grade, compared to US$7,400/t for the fiscal 2022 cut-off grade, is based on the higher consensus copper price in 2023 compared to 2022
●	Mineral Reserves are reported as dry, diluted, in-situ tonnes using a Stope breakeven cut-off grade of 2.2% Cu for 2024 to 2026, a Stope breakeven cut-off grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu
●	Cost assumptions underlying the cut-off grade calculation include US$78 per ore tonne mined, US$20 per ore tonne milled and US$21 G&A per ore tonne milled. This is explained further in Section 12.5 of the Technical Report Summary

●	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery
●	Figures are subject to rounding

Difference in Reserves 2023 to 2024

			Tonnes	Cu	Cu Metal	Ag	Ag Metal
Description	Estimated Date	Cut-Off Grade	Mt	%	kt	g/t	Moz
Proven	31-December-2023	1.65	8.4	3.4	281.1	13.6	3.7
Proven	31-December-2024	1.65	11.4	3.4	391	13.4	4.9
Difference - Total Proven			3.0	0	109.9	(0.2)	1.2
% Difference - Total Proven			35.71%	0.00%	39.10%	(1.47)%	32.43%
Probable	31-December-2023	1.65	6.2	3.0	187.3	10.9	2.2
Probable	31-December-2024	1.65	4.5	3.4	154	12.9	1.9
Difference - Total Probable			(1.7)	0.4	(33.3)	2.0	(0.3)
% Difference - Total Probable			(27.42)%	13.33%	(17.78)%	18.35%	(13.64)%

The net increase in reserves after depletion is predominantly due to the increase in measured and indicated resources.

There have been no material changes to the mining methods or mine planning assumptions. The criteria applied in 2023 have been re-applied in 2024. The changes are not considered material relative to the last Technical Report published by the Company.

Internal Controls over the Mineral Reserves and Mineral Resources Estimation Process

Assay Sample Preparation and Analysis

Core processing follows the standard sequence of meter mark-up, quantification of recovery, rock quality designation determination, geological logging, sample mark-up, core photography, bulk density determination and sampling.

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

Sample preparation and assaying is carried out by independent laboratory, Australian Laboratory Services (“ALS”), in Orange, NSW, using an aqua regia digest and the Inductively Coupled Plasma Atomic Emission Spectrometry analytical method, with analysis for a standard suite of elements including copper, zinc, lead and silver. QA/QC protocols have been comprehensive since 2004 and include insertion of standards (supplied by Ore Research and Exploration Pty Limited), blanks and duplicate samples at a frequency of approximately 1 in 30 samples. We monitor QA/QC data; the sampling and assaying data for the main elements are considered reliable and without material bias and sample security arrangements are appropriate and satisfactory. Our relational drillhole database is an AcQuire database, which is a site-managed system.

By the beginning of 2023, due primarily to COVID-19 impacts on our geological and core sampling staff during 2020 – 2022, a backlog of over 13,000m of un-logged and/or un-assayed drill core had developed. Over the course of 2023, the CSA Copper Mine increased resourcing in this area in an effort to reduce the backlog which is now sitting below 2000m as of February 2024. Due to scheduling requirements, lockdown of the drill database for resource estimation occurred in August and therefore most of the results from this backlog reduction will be captured in subsequent Mineral Resource estimates.

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

Sample weights are measured both, before the samples leave CSA Copper Mine site, and before the samples are prepared for analysis at the ALS laboratory. Currently only the ALS sample weights are loaded into the acQuire database. All weights measured prior to leaving the CSA Copper Mine are loaded into a weight tracker spreadsheet. This spreadsheet is used to compare our and ALS sample weights as part of the QA/QC process. It is rare for weights to differ by more than 2.5%. Such cases are usually due typographical error.

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

Review of Company’s QA/QC

In connection with the Technical Report Summary, Cube Consulting Pty Ltd (“Cube”) has undertaken a desktop review of historic (2020, 2021, 2022 and 2023) and current 2024 mineral resource reports containing control charts detailing the results of the CSA Copper Mine QA/QC. The process of systematic QA/QC monitoring has been in place since 2007. Cube’s review of charted standards, laboratory and field duplicate results has identified no material issues indicating the assay data used by us is without material bias due to laboratory processes and a repeatable representable result overall. Cube is satisfied that the current practices undertaken by us are to industry standard and provide assay data which are sufficient to support the estimation of a mineral resource.

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

We are committed to managing our operations’ associated carbon emissions and energy usage, by (i) supporting renewable energy initiatives in surrounding regions, (ii) focusing on improving and continually reviewing our mining operations to lower energy consumption and improve overall operational efficiency, and (iii) exploring the use and implementation of sustainable drivetrains such as battery electric vehicles to replace the diesel-powered mining fleet. Sustainability matters are discussed in more detail in the Company's inaugural Sustainability Report, published on the same date as this report, and available on the Company's website. The contents of the Sustainability Report are not intended to be incorporated by reference into this report or in any other report or document we file or furnish with the SEC, and any reference to the Sustainability Report is intended to be an inactive textual reference only.

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

Production Schedule and Life-of-Mine Plan

Recent ore production at the CSA Copper Mine has averaged around 1.1Mtpa; 2022 mine production was 1.03Mtpa at 3.70% Cu, 2023 production was 1.05Mtpa at 3.48% Cu and 2024 production was 1,052 Mtpa at 3.9% Cu. Over the last two years, labor restrictions and turnover, poor ventilation in the lower levels of the mine and low equipment utilization rates have all impacted performance.

The improvements to mine ventilation and cooling, underground truck and loader replacements, and a renewed focus on geotechnically-driven mine sequencing and productivity improvements, could allow for some expansion of the annual ore production rates, while potentially maintaining head grades. For the remainder of the Mineral Reserve life, we are targeting annual production rates ramping back up to around 1.4 Mtpa. These forecasts are from the Technical Report Summary and not of Glencore. Glencore has not validated nor reviewed any of the underlying technical or macro assumptions used in defining the production schedules.

The following table shows the CSA Copper Mine Reserve mine plan

Description	Unit	Total/Avg	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Ore Mined	kt	15,857	1,111	1,303	1,376	1,372	1,428	1,435	1,412	1,408	1,375	1,198	1,317	1,121
Waste Mined	kt	4,799	596	568	562	518	514	422	420	346	338	179	156	178
Total Material Moved	kt	20,656	1,707	1,872	1,938	1,890	1,943	1,857	1,833	1,754	1,713	1,377	1,474	1,298
Cu Feed Grade	%	3.4	4.0	3.7	3.5	3.4	3.6	3.6	3.3	3.4	3.4	3.6	2.9	2.9
Ag Feed Grade	g/t	13.3	16.7	15.7	15.0	13.7	13.7	13.4	11.4	12.7	12.0	12.5	10.5	12.4
Cu Contained in Feed	kt	545	44.2	48.2	47.7	46.8	51.4	51.5	46.9	48.1	46.6	42.7	38.4	32.3
Ag Contained in Feed	koz	6,771	597	659	662	603	628	619	520	574	531	483	447	448
Cu Concentrate Produced	dmkt	2,043	166	181	179	176	193	193	176	180	175	160	144	121
Concentrate Cu Grade	%	26	26	26	26	26	26	26	26	26	26	26	26	26
Concentrate Ag Grade	g/t	82	90	91	92	85	81	80	74	79	76	75	77	92
Cu Recovery	%	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5	97.5
Ag Recovery	%	80	80	80	80	80	80	80	80	80	80	80	80	80

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

Customers

All sales by us are made to a single customer, GIAG, pursuant to the Offtake Agreement described above.

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

Much of the world’s copper is produced in Latin American in large open pits that have a relatively low copper grade. In these mines, significantly more tons of earth have to be mined to produce a ton of copper relative to the CSA Copper Mine. We believe that the carbon footprint of these mines is significantly higher than the CSA Copper Mine and, given investor focus on ESG metrics, the CSA Copper Mine is at a significant competitive advantage. ESG matters are discussed in more detail in the Company's inaugural Sustainability Report, published on the same date as this report, and available on the Company's website. The contents of the Sustainability Report are not intended to be incorporated by reference into this report or in any other report or document we file or furnish with the SEC, and any reference to the Sustainability Report is intended to be an inactive textual reference only.

Employees

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The majority of the workforce is accommodated in Cobar. No workforce accommodation is provided at the mine site itself, however, the Company owns and leases various properties in Cobar. The typical staffing levels are approximately 506 permanent employees with a workforce of contractors that are used for larger construction and maintenance projects. The CSA Copper Mine has a portion of its workforce who are members of the Australian Workers Union. As of December 31 2024, we employed approximately 490 individuals, all of whom work at the CSA Copper Mine. Employee rights and entitlements are governed, in addition to the general employment law framework of Australia and New South Wales, by the Cobar Management Pty Ltd Operations Enterprise Agreement 2024 (the “CMPL EA”), which provides for various leave, salary, overtime and related conditions. The CMPL EA contains a number of conditions more favorable than the minimum terms of employment applicable at law in Australia.

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

Our mining and explorations obligations are managed and conducted in compliance with the Mining Act 1992 (NSW) (the “Mining Act”), the Mining Regulations 2016 (NSW) and the title conditions applicable to our mining leases and exploration licenses. All exploration and mining activity in New South Wales must be conducted in accordance with an authority issued under the Mining Act. The Mining Act, related laws and title conditions guide and restrict how we mine, process and export minerals, how we operate the CSA Copper Mine, how we rehabilitate our operations, our land access rights (and compensation payable for those rights), how we conduct exploration activities and our ongoing fee and reporting obligations. Our mining infrastructure and related developments at the CSA Copper Mine are subject to state and local planning laws, including the Environmental Planning and Assessment Act 1979 (NSW) (“EP&A Act”), State Environmental Planning Policy (Resources and Energy) 2021 (NSW) and the Cobar Local Environmental Plan 2012 (NSW). These planning laws may require us to obtain other permits or consents and comply with conditions in connection with the operation and maintenance of the CSA Copper Mine and mining infrastructure.

Our royalty liabilities in respect of any minerals recovered under the mining lease are regulated by State legislation, specifically the aforementioned Mining Act and Mining Regulations. Under the Mining Act, we will be liable for the payment of royalties to the State of New South Wales for any publicly owned minerals which are recovered under the mining lease, with each mineral having a different prescribed rate of royalty. For copper and silver mined at the CSA Copper Mine, an ad valorem royalty is calculated at 4 per cent of the value of production less allowable deductions. The liability to pay a royalty fee arises on or before July 31 annually, unless an amount of royalty greater than $50,000.00 was payable in the preceding 12-month period, ending on June 30. If an amount of royalty greater than $50,000.00 was payable for that period, the requirement to lodge a royalty return arises on a quarterly basis. We may also be liable to pay royalties to the State of New South Wales for any privately owned minerals and 7/8th of the royalty paid is owed to be paid to the private mineral owner. All royalty returns must be facilitated and lodged through the Revenue NSW portal by the relevant due date, as specified above.

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

As part of the sale consideration, Metals Acquisition Corp entered into a copper net smelter royalty (“NSR”) in favour of Glencore. This is at rate of 1.5% for copper only based on the NSR received by CMPL for the life of the mine.

Further, CMPL converted its former Restdown, Restdown South and Horseshoe Joint Venture (EL6140, EL6739 and EL6501) interest into a 1% NSR royalty-only interest as of February 8, 2022. There is no current or planned production from these mineral interests.

Federal environmental laws are established under the Environment Protection and Biodiversity Conservation Act 1999 (Cth), as amended (the “EPBC Act”) which provides a legal framework to protect and manage matters of national environmental significance. The EPBC Act applies to any activity that is likely to have a significant impact on identified matters of national significance. EPBC Act approval may be required for certain actions or activities that affect Australia’s environment, for example when our mining or exploration activities may impact water resources or endangered flora or fauna. In addition to federal laws, our operations are also subject to New South Wales environmental law including the EP&A Act, the Protection of the Environment Operations Act 1997 (NSW) (“POEO Act”), the Water Act 1912 (NSW), Water Management Act 2000 (NSW), Biodiversity Conservation Act 2016 (NSW) and associated regulations, as amended. Our environmental impact is also governed by an Environment Protection License held under the POEO Act which includes conditions that restrict CSA Copper Mine operations. Together, this regulatory framework and authorities govern our environmental performance within our operational footprint including impacts on existing landforms, Australian biodiversity, the quality of ecosystems, Aboriginal heritage matters, water usage, environmental rehabilitation obligations, air emissions, wastewater discharges, air quality standards, greenhouse gas emissions, waste management, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, land use, the discharge of materials into the environment, groundwater quality and availability and the public’s interest in any of the aforementioned items.

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

Our dams and tailings dams are operated in accordance with the Dam Safety Act 2015 (NSW) which requires us to have emergency and operation plans in place to mitigate any potential risks, and to report on incidents and annual operations.

Our use of land for mining and other operations activities is subject to the NT Act, which may limit our operations in areas that native title is found to exist. Where native title interests are identified, exploration and mining activities may be limited until a right to negotiate process is completed between us and the native title claimants and, in certain circumstances, an indigenous land use agreement (“Indigenous Land Use Agreement”) may be entered into. A native title claim by Ngemba, Ngiyampaa, Wangaaypuwan and Wayilwan claimants was accepted for registration by the National Native Title Tribunal in April 2012 (NSD38/2019 and NC2012/001) and was determined in the Federal Court of Australia on August 14, 2024 (the “NNWW Application”). The determination allows the Ngemba, Ngiyampaa, Wangaaypuwan and Wayilwan people to exercise non-exclusive native title rights, such as to hunt, fish and gather for non-commercial purposes, over the lands and waters within the area of the determination. Generally speaking, the lands included in the determination are those which are still held by the State, such as unallocated state land. The determination does not affect the vast majority of tenure under which our tenements sit as these are held either as freehold land or certain types of Crown lands where native title is extinguished. For the areas that are extinguished, the determination has no effect, but for the areas which contain non-exclusive native title, the determination does have an effect, and the native title rights and interests will co-exist (but be inferior to) other interests, including our material tenements.

Now that the NNWW Application has been determined, we will need to comply with the NT Act with respect to future operations or expansions, which may include entering into an Indigenous Land Use Agreement or paying compensation in connection with future mining activities.

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

Complying with these regulations is complicated and requires significant attention and resources. We have an extensive history of operations, and our employees have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits. However, we cannot be sure that we will be in compliance with such requirements at all times. We expect to continue to incur significant sums for ongoing regulatory expenditures, including salaries, and the costs for monitoring, compliance, remediation, reporting, pollution control equipment and permitting.

We are not aware of any probable government regulations that would materially impact us at this time, however there can be no assurance that regulations may not arise in the future that may have a negative effect on the Company’s results of operations, earnings and competitive position.

Environment and Community

We have obligations to comply with national and state based environmental, work health and safety regulations in operating and developing the CSA Copper Mine and its related assets. These include, among others, the EPBC Act, the NT Act, the Environmental Planning and Assessment Act 1979 (NSW), the Protection of the Environment Operations Act 1997 (NSW), the Work Health and Safety Act 2011 (NSW), the Mining Act 1992 (NSW), subsidiary legislation, local planning laws and the conditions of our material mining tenements and licenses.

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

The STSF has been operating consistently, storing approximately 55kt of tailings per month. Construction of stage 10 has commenced and is due to be completed in Q3 2025. The CSA Copper Mine has also initiated early phase planning for the subsequent embankment raise, stage 11, to provide additional storage capacity beyond 2030. Regulatory standards that currently apply to the STSF are Dam Safety NSW and Australian National Committee on Large Dams. Independent reports confirm that the STSF is well operated.

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

Permitting and Development Consents

The CSA Copper Mine operates under several authorizations, including:

●	Mining tenements issued under the Mining Act 1992 (NSW), including CML5 and Mining Purpose Leases No. 1093 and 1094;
●	Landowner’s consent authorized by NSW Department of Planning Infrastructure and Environment;
●	Development consents authorized by the Cobar Shire Council (“CSC”), under referral from other government departments; Rehabilitation Management Plan (“RMP”), with the forward program and rehabilitation objectives authorized by the NSW Resources Regulator;
●	Environmental Protection License (EPL1864) authorized by the NSW Environmental Protection Agency (“EPA”);
●	Water licenses issued under the Water Management Act 2000 (NSW); responsibilities for authorizing and managing water licenses are shared between the Natural Resources Access Regulator and Water NSW; and
●	NSW western lands leases granted under the Western Lands Act of 1901 (NSW) and the Western Lands Act 1901.

Mining projects in NSW (including expansions or modifications of existing projects) require development consent under the EP&A Act.

The earliest statutory development consent held by CMPL for the CSA Copper Mine is Local Development Consent No. 31/95 and Amendment 97/98:33 approved by CSC in 1995 and 1998 which permits use of the CSA Copper Mine site by CMPL. Subsequent expansions and amendments of mining development at the CSA Copper Mine have all been assessed and administered by the CSC.

Rehabilitation Management Plan

Environmental aspects of mineral exploration and mining (including mine rehabilitation and closure) in New South Wales are administered under the NSW Mining Act 1992. Following the recent introduction of the Mining Amendment (Standard Conditions of Mining Leases — Rehabilitation) Regulation 2021, the MOP for large mines has been replaced by a targeted RMP. This has replaced the current requirement for an annual environmental management report.

As a condition of compliance with a mining lease, a mine is required to prepare and implement a RMP which includes a risk assessment, a Forward Program that covers three years and an annual report. The CSA Copper Mine has completed a RMP and has had its rehabilitation objectives statement approved by the NSW Resources Regulator. CMPL, as the lease holder, will provide annual reporting and scheduling of rehabilitation via an Annual Report and Forward Program (three-year period).

Environmental Protection License

The POEO Act is the statutory instrument through which certain specified activities are regulated by the NSW EPA. Activities are administered by means of Environment Protection Licenses (“EPLs”) issued to operators of the premises on which the activities occur. CMPL currently holds EPL1864 authorizing mining of minerals to a maximum annual production capacity of 2Mtpa. The EPL1864 has a current Environmental Risk Level of 1, with Level 1 being the lowest risk score.

The most recent EPL review was completed on April 21, 2021, with the next review due on April 21, 2026. There are no additional required activities by CMPL and given the historical operations of the mine and long-standing, regular interactions with the regulator, no material changes are expected to occur as a result of these reviews.

Water Licenses

At present, we hold an entitlement of 1,356 ML per annum of high security water, as measured from the origin, under the Water Sharing Plan for the Macquarie and Cudgegong Regulated Rivers Water Source via a number of water licenses. These water licenses are issued under the Water Management Act 2000 (NSW). A portion of our entitlement is lost in transit to the CSA Copper Mine due to factors such as evaporation and seepage along the Albert Priest Chanel and pipeline. As a result, the amount of water available for the CSA Copper Mine to utilize is approximately 950 ML per annum (being equal to current site water demand). However, during periods of serious drought, we may not be able to access its full share of water under the water-sharing plan.

We also hold groundwater entitlements. However, river water is preferred due to the levels of sulphates and the hardness of the ground water.

Violation and Fines

We are not aware of any current material violations or fines imposed under the Regulations of the Mining Act 1992 that apply to the CSA Copper Mine.

Encumbrances

We are not aware of any material encumbrances that would impact the current resource or reserve disclosures as presented herein.

Community Awareness, Benefits and Government Relations

There is strong community support for the CSA Copper Mine operation, and we have a positive working relationship with the CSC. The CSA Copper Mine is the largest employer in the Cobar region, with approximately 490 employees and contractors, with 85% of the workforce based locally.

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

Scope 1 emissions predominantly relate to the diesel consumption from the mining fleet. Overall diesel consumption for the period of June 30, 2023 to June 30, 2024 (being the relevant regulatory reporting period under Australian law) was 4,965 kiloliters, with diesel usage fluctuations depending on construction projects related to the tailings dam. Scope 2 emissions predominantly relate to purchased electricity with the period of June 30, 2023 to June 30, 2024 (being the relevant regulatory reporting period under Australian law) consumption at 141,187 MW hours and the average consumption per year estimated at 680,224 MW hours over the next four years. The mine consumption of electricity relates mainly to ventilation and cooling in the mine, jaw crusher and sag mill, dewatering, press filter ventilation/chiller, paste fill and mine hosting and represent approximately 80% of the total electricity consumption. The region has substantial solar power generation with Nyngan and Nevertire power plants providing 102MW and 132MW, respectively. Currently, approximately 30% of our existing power supply for the CSA Copper Mine is received from the nearby Nyngan and Nevertire Solar Farms.

Given the depth, the CSA Copper Mine has a high demand for ventilation and cooling to provide a safe working environment for all underground personnel. Furthermore, the overall operations have latent capacity in the process plant, hoisting capacity and associated infrastructure.

We are committed to managing our operations’ associated carbon emissions and energy usage, by (i) supporting renewable energy initiatives in surrounding regions, (ii) focusing on improving and continually reviewing our mining operations to lower energy consumption and improve overall operational efficiency, and (iii) exploring the use and implementation of sustainable drivetrains such as battery electric vehicles to replace the diesel-powered mining fleet. Sustainability matters are discussed in more detail in the Company's inaugural Sustainability Report, published on the same date as this report, and available on the Company's website. The contents of the Sustainability Report are not intended to be incorporated by reference into this report or in any other report or document we file or furnish with the SEC, and any reference to the Sustainability Report is intended to be an inactive textual reference only.

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

Our registered address is 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG and our place of business is 1 Louth Rd, Cobar, NSW, 2835 (which is the address of the CSA Copper Mine). Our website address is https://www. maccopperlimited.com/. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC at www.sec.gov.

D.	Property, Plants and Equipment

As of the date of this Annual Report, we lease some office space in Perth, Australia. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and believe suitable additional space will be available as needed to accommodate our needs.

As at December 31, 2024, the total cost of the CSA Copper Mine was $1,066 million.

We hold a consolidated mining lease, CML5, over the CSA deposit, which is supplemented by our mining purpose leases, MPL 1093 and MPL 1094. The CSA Copper Mine (latitude 31°24’32.42”S, longitude 145°48’0.20”E) is located 11 kilometers northwest of the town of Cobar, in western New South Wales, Australia, as shown in Figure 1 below. The CSA Copper Mine is surrounded by three exploration licenses, EL5693, EL5983 and EL9587 (Figure 1). CML5 covers an area of approximately 2,474 ha, the MPLs total approximately 30ha, while the surrounding exploration tenements (EL5693, EL5983 & EL9587) cover approximately 504km2.

Additionally, we hold four exploration licenses within the Cobar Basin covering approximately 252km2, bringing the total landholding to approximately 756km2. In 2024, the joint venture with AuriCula Mines Pty Limited (“AuriCula”) covering the Shuttleton and Mt Hope exploration licenses (EL6223 and EL6907, respectively) south of Cobar was terminated, with CMPL acquiring AuriCula’s 10% interest in both tenements and EL6223 being transferred to CMPL.

CMPL also holds a royalty-only interest with Oxley Exploration Pty Limited, being a 1% net smelter return interest on any mineral or metallic product in the Restdown, Restdown South, and Horseshoe tenements (being over EL6140, EL6501 and EL6739) southeast of Cobar (Figure 1).

Figure 1. CMPL Mining Lease and Exploration License holdings in the Cobar Basin

CMPL Tenement Holding (as of December 31, 2024)

Tenement	Area	Granted	Expiry	Status	Details	Holder
CML5	2,474ha	02/12/1993	24/06/2028	Current	CSA Copper Mine	CMPL
MPL1093	16ha	05/02/1947	05/02/2029	Current	MPL permitting dam development	CMPL
MPL1094	14ha	05/02/1947	05/02/2029	Current	MPL permitting dam development	CMPL
EL5693	111 units	08/02/2000	07/02/2027	Current	EL (Wholly encompasses the CSA Copper Mine)	CMPL
EL5983	11 units	30/08/2002	30/08/2027	Current	EL wholly within EL5693 (CSA Copper Mine adjacent)	CMPL
EL6223	13 units	05/04/2004	05/04/2029	Current	EL (Shuttleton)	CMPL
EL6907	11 units	11/10/2007	11/10/2027	Current	EL (Mt Hope)	CMPL
EL 9587	46 units	20/07/2023	20/07/2029	Current	EL (Tinderra), adjacent to EL5693	CMPL
EL 9595	25 units	18/08/2023	18/08/2029	Current	EL (Sugarloaf)	CMPL
EL 9596	35 units	18/08/2023	18/08/2029	Current	EL (Ural)	CMPL
Notes:

CML = Consolidated Mining Lease, CML5; MPL = Mining Purpose Lease; EL = Exploration License; ha = hectare; in NSW one EL map unit is one minute of latitude by one minute of longitude or approximately 3km2.

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

The NNWW Application is relevant to the CSA Copper Mine operations in that it intersects exploration and mining tenements held by the Company or its subsidiaries. The determination allows the Ngemba, Ngiyampaa, Wangaaypuwan and Wayilwan people to exercise non-exclusive native title rights, such as to hunt, fish and gather for non-commercial purposes, over the lands and waters within the area of the determination. Generally speaking, the lands included in the determination are those which are still held by the State, such as unallocated state land. The determination does not affect the vast majority of tenure under which our tenements sit as these are held either as freehold land or certain types of Crown lands where native title is extinguished. For the areas that are extinguished, the determination has no effect, but for the areas which contain non-exclusive native title, the determination does have an effect, and the native title rights and interests will co-exist (but be inferior to) other interests, including our material tenements.

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

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with (i) our audited consolidated financial statements and the related notes and other information as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and (ii) the historical audited financial statements of CMPL as of June 15, 2023, December 31, 2022 and December 31, 2021, and for the period from January 1 to June 15, 2023 and for the years ended December 31, 2022 and December 31, 2021 and the respective notes thereto included elsewhere in this Annual Report.

The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “—Comparison of the Years Ended December 31, 2024, 2023 and 2022,” “—Non-IFRS Financial Measures”, “—Liquidity and Capital Resources” Critical Accounting Estimates. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors.” We assume no obligation to update the forward-looking statements or such risk factors.

Unless the context otherwise requires, references in this section to “MAC,” “the Company,” “we,” “our” and “CMPL” refer to the business and operations of MAC Copper Limited, except where the context requires otherwise.

Basis of Presentation

Effective June 16, 2023, the Company acquired from Glencore 100% of the issued share capital of CMPL, which owns and operates the CSA Copper Mine near Cobar New South Wales Australia (the “Transaction”). The Company’s financial statement presentation in this discussion distinguishes the Company’s presentation for the year ended December 31, 2023 into two distinct constituents, which are CMPL for the period from January 1 to June 15, 2023 and MAC for the year ended December 31, 2023. The Company’s financial information for the year ended December 31, 2023 is the combination of results from the two distinct financial statements.

MAC’s financial statements for the year ended December 31, 2023 includes the pre-acquisition activities of MAC from January 1 to June 15, 2023. However, because MAC’s pre-acquisition activities were limited to the Transaction administration, management believes they did not have material financial impact on its financial information. Management believes the presentation of MAC for the year ended December 31, 2023 without the inclusion of CMPL for the period from January 1 to June 15, 2023 will not provide a meaningful comparison for users to review the differences between the financial statements for the years ended December 31, 2024, 2023 and 2022. Therefore, the Company’s presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. Presentation for the year ended December 31, 2022 is that of CMPL (since CMPL is considered the predecessor of the Company).

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

Overview

We operate the CSA Copper Mine, which is located 700 kilometers west-northwest of Sydney near the town of Cobar in western New South Wales, Australia. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with current estimated Reserves supporting approximately 12 years of operation as of December 31, 2024.

In 2024, the CSA Copper Mine produced approximately 41.1 kt of copper and 114.0 thousand ounces (“koz”) of silver and sold 40.3 kt at an all-in sustaining cash cost (“AISC”), After By-product Credits of $1.92 per pound (“lb”) of copper. AISC is a non-IFRS financial measure; see “—Non-IFRS Financial Measures.” For the year ended December 31 2023, the CSA Copper Mine produced 21.0 kt of copper and 233.3 koz of silver.

Based on our operational footprint, we believe the CSA Copper Mine has low political and economic risk compared to other mines located in other parts of the world. Our operating and strategic framework is based on expanding our production and locating and developing new mineral resources in a safe and responsible manner.

Our current business strategy is to focus our financial and human resources in the following areas:

●	reducing the Total Recordable Injury Frequency Rate (“TRIFR”);
●	operating our properties safely, in an environmentally responsible and cost-effective manner;
●	maintaining and investing in exploration and development projects like the Merrin Mine and the Ventilation Project;
●	improving operations at the CSA Copper Mine, through realizing further operational efficiencies;
●	expanding our Proven and Probable Reserves, Identified Mineral Resources and production capacity at the CSA Copper Mine;
●	conducting our business with financial stewardship to preserve our financial position in varying metals price and operational environments; and
●	continuing to seek opportunities to acquire and invest in mining and exploration properties and companies.

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

2024 Highlights

During the year ended December 31, 2024, we delivered record production and earnings generation while making strong progress towards our strategic goals.

Total Recordable Injury Frequency Rate

●	Implemented remediation strategies to bring down the TRIFR (from 14.4 in Q1 2024) which resulted in zero recordable injuries in Q4 2024 and a 12 month average TRIFR of 10.9.

Record copper production and earnings under MAC ownership

●	Record 41.1 kt of copper produced in 2024 (above the mid-point of 2024 production guidance), representing an increase of 14% compared to 2023.
●	Average Cu grade of 3.9% achieved in 2024 a ~5.4% increase over 2023 grade achieved, with 4.1% in Q4 2024.
●	Record Underlying EBITDA of US$168 million for 2024.
●	C1 cash cost of US$1.92/lb, a ~4% decrease compared to 2023 of US$1.99/lb, driven by increased production, continued improved cost management and operational efficiencies.

●	All in cash cost of US$2.70/lb, a ~6% decrease compared to US$2.86/lb in 2023.

Increased liquidity and balance sheet strength

●	Cash and cash equivalents increased by ~431% to US$172 million compared to December 31, 2023.
●	Liquidity of US$213M, including US$25 million undrawn revolving facility, ~US$12 million outstanding Quotational Period receipts and unsold concentrate and ~US4 million strategic investment in POL at December 31, 2024.
●	Raised ~US$313 million before costs through ASX IPO and private placements.
●	Generated operational cash flows of US$117 million.
●	Free cashflow of US$63 million for 2024 compared to a free cash outflow of US$37 million in 2023.
●	POL announced it secured financing to fund its mine restart by mid-2025 – the value of MAC’s investment in POL has increased to A$6.4 million as at December 31, 2024, up more than 125% since its initial investment.
●	Reached agreement with Sprott to repay Mezzanine debt early at MAC’s option from January 1, 2025.

Strategic investment and simplification of capital structure

●	MAC made a strategic investment in POL with an initial A$2.5m invested for a 4.31% interest in POL, which also provides for access to water rights and Zinc processing capacity.
●	MAC simplified the capital structure through the redemption of the private and public warrants.

Significant Factors Affecting our Results of Operations

Metal Prices

Metals prices can be volatile and are influenced by a number of factors beyond our control (except on a limited basis through the use of derivative contracts). The average LME copper prices increased over the year ended December 31, 2024, with prices up approximately 4% for the year ended December 31, 2024 compared to the year ended December 31, 2023. Prices decreased over the year ended December 31, 2023, with prices down approximately 3.8% for the year ended December 31, 2023 compared to the year ended December 31, 2022. The realized prices reflect the impact of the prior offtake agreement between CMPL and GIAG, a related party. This impact can be seen in the realized prices relative to the LME prices. A comparative of silver prices is not provided, as at the date of close of the Business Combination, the Company’s stream agreement with Osisko Gold Royalties was in effect, whereby the Company delivered silver to Osisko, for the life-of-mine, on terms as outlined further in the agreement, in return for a prepayment of US$75 million used to fund the acquisition of the CSA Copper Mine from Glencore. The comparative average prices for the years ended December 31, 2024, 2023 and 2022 are presented below:

		Year ended December 31
		2024	2023	2022
Copper
– LME Final Cash Buyer	$/lb	$4.00	$3.85	$4.00
– Realized Price	$/lb	$4.06	$3.21	$2.51

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

Non-IFRS Financial Measures

This Annual Report presents the non-IFRS financial measures (i) Cash Cost, After By-product Credits, per pound, (ii) AISC, After By-product Credits, per pound, and (iii) free cash flow for the Company for the years ended December 31, 2024, 2023 and 2022 for the convenience of the investors. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position or cash flow that excludes or includes amounts that would not be adjusted in the most comparable IFRS measure.

We use these non-IFRS financial measures for decision-making purposes and to assess our financial and operating performance and our liquidity position, to generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-IFRS measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-IFRS financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non-IFRS financial measures described in this report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of these non-IFRS financial measures may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound are measures developed by metals companies in an effort to provide a uniform standard for comparison purposes. Cash Cost, After By-product Credits, per pound is an important operating statistic that we utilize to measure the operating performance of the CSA Copper Mine. We use AISC, After By-product Credits, per pound as a measure of the CSA Copper Mine’s net cash flow after costs for exploration, pre-development, reclamation and sustaining capital. This is similar to the Cash Cost, After By-product Credits, per pound non-IFRS measure we report, but also includes on-site exploration, reclamation and sustaining capital costs. Current IFRS measures used in the mining industry, such as cost of goods sold, do not capture all the expenditures incurred to discover, develop and sustain copper production. Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound also allow us to benchmark the performance of the CSA Copper Mine versus those of our competitors. The calculation of AISC, After By-product Credits, per pound includes corporate costs for general and administrative expense and sustaining exploration and capital costs. Our primary economic product is copper, with minor silver revenues and, accordingly, we treat silver as by-product revenue when calculating ASIC.

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

				Combined MAC
	MAC		CMPL	and CMPL	CMPL
	Year ended		From January 1	Year ended	Year ended
	December 31		to June 15	December 31	December 31
US$ thousand	2024	2023	2023	2023	2022
Cost of goods sold (COGS)	$223,394	$141,166	$92,840	$234,006	$189,496
Depreciation and amortization	(78,360)	(46,659)	(21,557)	(68,216)	(51,529)
Cost of goods sold, net depreciation and amortization	145,034	94,507	71,283	165,790	137,967
Treatment and refining costs	19,570	14,019	31,262	45,281	68,112
Freight costs	7,640	3,342	3,252	6,594	15,721
Distribution and selling expenses	18,859	11,421	6,410	17,831	17,246
Exclude: Royalties (govt) incl in COGS	(14,003)	(4,970)	(3,371)	(8,341)	(6,477)
Finished goods mvt incl in COGS	9,012	(12,099)	(1,564)	(13,663)	(4,475)
Gain (loss) on PP&E in COGS	—	—	—	—	—
C1 Cash Cost, Before By-product Credits	$186,112	$106,220	$107,272	213,492	$228,094
Sustaining capital(1)	53,988	25,153	31,462	56,615	66,273
Royalties (govt)	14,003	4,970	3,371	8,341	6,477
Stock mvt incl in COGS	1,408	(51)	(137)	(188)	1,237
General and administrative	21,444	81,360	378	81,738	1,230
AISC, Before By-product Credits	$276,955	$217,652	$142,346	359,998	$303,311
Less By-product Credits
Silver	(11,934)	(5,469)	(4,442)	(9,911)	(8,553)
AISC, After By-product Credits	$265,021	$212,183	$137,904	350,087	$294,758
C1 Cash Cost, After By-product Credits	$174,178	$100,751	$102,830	203,581	$219,541

(1)Sustaining capital refers to capital expenditures to maintain production from existing facilities at current production levels.

		Year ended December 31
		2024	2023(1)	2022
Denominator
Copper Tons Produced	kt	41.13	36.15	37.28
C1 Cash Cost, Before By-product Credits	$/lb	$2.06	$2.68	$2.78
AISC, Before By-product Credits	$/lb	$3.05	$4.52	$3.69
C1 Cash Cost, After By-product Credits	$/lb	$1.92	$2.55	$2.67
AISC, After By-product Credits	$/lb	$2.92	$4.39	$3.59
(1)	Presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. See “Basis of Presentation.”

C1 Cash costs for the year ended December 31, 2024 were positively impacted by increased production, continued improved cost management and operational efficiencies. Cost of goods sold decreased by $10.6 million. This was largely attributable to cost reduction measures where contracts were renegotiated and re-scoped to match the updated and more efficient mine plan.

AISC decreased by 33% on a per pound basis, which was driven by increased copper production, decreasing costs and increased silver by-product credits.

Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate our underlying performance.

The following table provides a reconciliation of free cash flow from continuing operations for the periods shown:

				Combined
				MAC and
	MAC		CMPL	CMPL	CMPL

			From
	Year ended		January 1 to	Year ended	Year ended
	December 31		June 15	December 31	December 31
	2024	2023	2023	2023	2022
Net cash (used)/generated by operating activities	$116,739	$(11,707)	$38,690	$26,983	$54,547
Less Purchase of property, plant and equipment and intangibles	(53,988)	(25,153)	(31,462)	(56,615)	(66,273)
Free cash flow	$62,751	$36,860	$7,228	$(29,632)	$(11,726)

Free Cash Flow

Free cash flow increased in the year ended December 31, 2024 from the year ended December 31, 2023 as a result of increased production.

Cost of goods sold for the year ended December 31, 2024, was $223.4 million, a decrease of $10.6 million, or 5%, compared to the $234.0 million for the year ended December 31, 2023. Costs of goods sold were positively impacted by a commercial imperative to drive down costs through renegotiating all major contracts in place including the reduction of contract labor, consumables and fuel, which resulted in significant cost savings.

Results of Operations

Comparison of the Years Ended December 31, 2024, 2023 and 2022

The following table sets forth our income statement data for the periods presented:

				Combined
				MAC and
	MAC		CMPL	CMPL	CMPL
	Year ended		From January 1	Year ended	Year ended
	December 31		to June 15	December 31	December 31	% Change
						2023 to	2022 to
	2024	2023	2023	2023	2022	2024	2023
Revenues	$340,736	$158,999	$102,294	$261,293	$219,705	30%	19%
Cost of goods sold	(223,394)	(141,166)	(92,840)	(234,006)	(189,496)	(5)%	23%
Gross Profit	$117,342	$17,833	$9,454	$27,287	$30,209	330%	(10)%
Operating expenses
Distribution and selling expenses	(18,859)	(11,421)	(6,410)	(17,831)	(17,246)	6%	3%
Administrative expenses	(21,444)	(81,360)	(378)	(81,738)	(1,230)	(74)%	6,545%
Operating (loss)/income	$77,039	$(74,948)	$(134)	$(75,082)	$11,733	(203)%	(740)%
Net foreign exchange (losses)/gain	(6,203)	(1,617)	2,066	449	(453)	(1,482)%	(199)%
Finance income	2,706	5,448	12	5,460	6	(50)%	90,900%
Finance costs	(71,866)	(41,186)	(362)	(41,548)	(930)	(273)%	4,368%
Net change in fair value of financial instruments	(80,646)	(47,257)	—	(47,257)	—	71%	—
(Loss)/Profit before income taxes	$(78,970)	$(159,560)	$1,582	$(157,978)	$10,356	(50)%	(1,625)%
Income tax (expense)/ benefit	(2,717)	15,006	(3,382)	11,624	(15,715)	(123)%	(174)%
(Loss)/Profit for the year	$(81,687)	$(144,554)	$(1,800)	$(146,354)	$(5,359)	(44)%	2,631%

Revenues

Revenues for the year ended December 31, 2024, were $340.7 million, an increase of $79.4 million, or 30%, as compared to $261.3 million for the year ended December 31, 2023 and an increase of $121.0 million, or 55%, as compared to $219.7 million for the year ended December 31, 2022. The following table shows sales of products by metal for the years ended December 31, 2024, 2023 and 2022, and the approximate variances attributed to differences in metals prices and sales volumes:

	Year ended December 31%					Price		Volume Sold
				2023 to	2022 to	2023 to	2022 to	2023 to	2022 to
	2024	2023(1)	2022	2024	2023	2024	2023	2024	2023

Copper	$328,802	$251,382	$211,152	31%	19%	21%	20%	10%	(1)%
Silver	11,934	9,911	8,553	20%	16%	22%	6%	(2)%	10%
Total	$340,736	$261,293	$219,705	30%	19%
(1)	Presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. See “Basis of Presentation.”

Average realized prices typically differ from average market prices primarily because concentrate sales are generally provisionally recorded as revenues at the time of shipment at prevailing spot prices on the date control transfers. Due to the time elapsed between shipment of concentrates and final settlement with the customers, we must estimate the prices at which sales of our metals will be settled. In addition, under the Offtake Agreement that was entered into in connection with the closing of the Transaction, GIAG’s selection of a quotational period will affect the final price. Previously recorded sales are adjusted to estimate settlement metals prices each period through final settlement. For 2024, we recorded net positive price adjustments to provisional settlements of $2.5 million. For 2023, we recorded net positive price adjustments to provisional settlements of $1.2 million. For 2022, we recorded net negative price adjustments to provisional settlements of $0.8 million. The price adjustments relate to copper and silver contained in our concentrate shipments. Realized prices are calculated by dividing gross revenues, net of treatment and refining charges and freight costs, for each metal by the payable quantities of each metal included in concentrate shipped during the period.

Total metals production and sales volumes for each period are shown in the following table:

		Year ended December 31
		2024	2023(1)	2022
Copper
Tons produced	kt	41.13	36.15	37.28
Payable Tons sold	kt	40.32	36.92	38.13
Silver
Ounces produced	koz	462.57	429.26	445.81
Payable Ounces sold	koz	410.25	418.80	423.72
(1)	Presentation for the year ended December 31, 2023 includes the results of CMPL for the period from January 1 to June 15, 2023. See “Basis of Presentation.”

The difference between what we report as “tons/ounces produced” and “payable tons/ounces sold” is attributable to the difference between the quantities of metals contained in our products versus the portion of those metals actually paid for by GIAG. Differences can also arise from inventory changes incidental to shipping schedules or variances in ore grades, which impact the volume of metals contained in concentrates produced and sold.

Operations at the CSA Copper Mine are mine constrained, with the processing plant having a capacity well above the recent mine production levels. As such, the limiting factor on copper production is the ability of the mine to deliver more or less ore from the underground workings.

Ore production from the mine was positively impacted in 2024 relative to 2023 by the following factors:

●	Although a power outage from a storm event in March and a planned major shut of mill operations in April impacted production negatively, this was offset by a ramp up in production during the rest of the year.

●	Production further benefited from increased milled copper grades of 4.2% in Q2, 4.0% in Q3 and 4.1% in Q4, resulting in an average grade of 3.9% for the year.
●	Mining methods were refined during the year with blasting techniques reviewed and updated.
●	Double lift stope extraction sequence performed better than expected, resulting in less mining dilution achieved with stronger grades and less total ore tons for the same metal.

Ore production from the mine was negatively impacted in 2023 relative to 2022 by the following factors:

●	Staff attrition, specifically the mining technical services group, was particularly impacted, resulting in some delays to release of stope design and consequently ore extraction. The labor impact is attributable to a combination of a significant pick up in mining activity regionally (and thus alternative employment opportunities), the extended mine sale process and changes in workforce make up. A high turnover rate requires training of new employees and a loss of continuity and historical knowledge that, together with a relatively high workforce vacancy rate, typically is negative for production rates.
●	Extensive usage of contract labor hire with limited skill sets at significantly higher unit rates than employees.
●	Ongoing uncertainty around completion of the sale of CMPL led to a decrease in productivity at the CSA Copper Mine and a lack of ownership of key initiatives which would leverage from the substantial capital investment in key upgrades at the mine.

During 2023, several major capital projects were completed, including works on the Tailings Storage Facility which ramped up during the October and December quarter and the second mill replacement that removed one of the two main mills from service for approximately six weeks. We estimate this led to approximately 1.5kt of lost production over that period.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2024, was $223.4 million, a decrease of $10.6 million, or 5%, compared to the $234.0 million for the year ended December 31, 2023. Costs were positively impacted by a commercial imperative to drive down costs through renegotiating all major contracts in place including the reduction of contract labor, consumables and fuel, which resulted in significant cost savings.

Cost of goods sold for the year ended December 31, 2023, was $234.0 million, an increase of $44.5 million, or 23.5%, compared to the $189.5 million for the year ended December 31, 2022. Costs were negatively affected by the mill changeout just before the close of the Transaction and the interruption of the handover of operations post change in ownership. Costs in Australian dollars also increased due to higher input costs from power, contract labor, consumables and fuel and was partially offset by a weakening Australian dollar of approximately 4.4% (66c average in 2023 compared to 69c average in 2022). A significant majority of our costs are incurred in Australian dollars.

Gross Profit

Gross profit for the year ended December 31, 2024, was $117.3 million, an increase of $90.1 million, or 330%, compared to $27.3 million for the year ended December 31, 2023. The increase was predominantly driven by the increase in revenue by 30% which in turn was driven by an increased in tons sold but also a 5% reduction in cost of goods sold.

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

Operating Expenses

Operating expenses for the year ended December 31, 2024, were $40.3 million compared to $99.6 million in 2023, a decrease of $59.3 million, or 60%. This decrease was primarily driven by a decrease in administration expenses of $63.3 million to $21.4 million in 2024 compared to $84.7 million in 2023, mainly as a result of costs related to the Transaction incurred in 2023. These costs in 2023 were non‑recurring, one off transaction costs;

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

Income Taxes

Income tax expense for the year ended December 31, 2024, was $2.7 million, a 123% decrease from the income tax benefit of $11.6 million in 2023. The change was primarily driven by the decrease in the Loss before tax for the year compared to 2023.

Income tax benefit for the year ended December 31, 2023, was $11.6 million, a 174% decrease from the income tax expense of $15.7 million in 2022. The change was primarily driven by the loss recognized for the year $146.4 million.

B.	Liquidity and Capital Resources

As of December 31, 2024 and December 31, 2023, we had $171.9 million and $32.4 million respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

We expect to fund our operations through a combination of currently available cash and cash equivalents, cash flows from operating activities and the Debt Facilities.

Cash Flows

The following table shows the generation and use of cash for the periods indicated:

				Combined
				MAC and
	MAC		CMPL	CMPL	CMPL

			From		Year
			January 1 to	Year ended	ended
	Year ended December 31		June 15	December 31	December 31
	2024	2023	2023	2023	2022
Net cash generated by operating activities	$116,739	$(11,707)	$38,690	$26,983	$54,547
Net cash used in investing activities	(165,342)	(779,105)	(31,296)	(810,401)	(66,273)
Net cash generated used in financing activities	194,902	823,142	(8,599)	814,543	13,000
Increase/(decrease) in cash and cash equivalents	$146,299	$32,330	$(1,205)	$31,125	$1,274

Operating Activities

Net cash generated by operating activities for the year ended December 31, 2024, was $116.7 million compared to cash generated of $27.0 million for the year ended December 31, 2023. This increase was primarily driven by increased copper production accounting for 10% of the increase in revenue and then copper price accounting for another 21% in revenue, offset by US$207 million paid to employees and suppliers (US$128 million in FY23) and US$44 million of net interest payments (US$9 million in FY23).

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024, was $165.3 million, a decrease of $645.0 million, or 80%, as compared to $810.4 million for the year ended December 31, 2023. This decrease was primarily driven by the fact that 2023 included consideration and transaction costs paid for the acquisition of the CSA Copper Mine.

Net cash used in investing activities for the year ended December 31, 2023, was $810.4 million, an increase of $744.1 million, or 1,122%, as compared to $66.3 million for the year ended December 31, 2022. This increase was primarily driven by the Transaction.

Financing Activities

Net cash generated in financing activities for the year ended December 31, 2024, was $194.9 million, a decrease of $619.6, or 76%, as compared to net cash generated in financing activities of $814.5 million for the year ended December 31, 2023. This decrease was primarily driven by the fact that 2023 included the financing of the acquisition of the CSA Copper Mine. Furthermore in 2024, US$212 million (A$325 million at A$17.00 per CDI), before costs, were raised as part of the ASX Listing and US$101 million (A$150 million at A$18.00 per CDI), before costs, raised through a private placement, were the main contributors of the net inflows from financing activities. These were offset by repayment of senior debt, Glencore working capital loan and silver and copper stream loans totaling US$87 million and underwriting costs of US$13 million.

Net cash generated in financing activities for the year ended December 31, 2023, was $814.5 million, as compared to net cash generated in financing activities of $13 million for the year ended December 31, 2022. This increase of $801.5 million was primarily driven by the financing of the Transaction, which was mainly funded through proceeds from the issuance of shares to private and public investors, before costs, amounted to US$339 million and were complemented by proceeds from loans and borrowings of US$517 million.

Indebtedness

Mezzanine Debt Facility

On March 10, 2023, Metals Acquisition Corp. (Australia) Pty Ltd (“MAC Australia”) entered into the Mezz Facility with Sprott.

The Mezz Facility provides for, among other things, $135 million total funding available to the Company with a maturity of five years from the closing of the initial business combination. The interest on the Mezz Facility will be paid on a quarterly basis and is calculated as the aggregate of (i) the Interest Rate Margin and (ii) the greater of the 3-month term Secured Overnight Financing Rate (“SOFR”) or 2.00% per annum. The Interest Rate Margin is calculated based on the copper price on the first day of each calendar quarter as quoted on the LME. The variation in the copper price will determine the margin rate as well as the composition of interest payments (being either cash and/or capitalized to the principal, provided no event of default) as described below:

LME Copper Price	Margin	Payment
<$3.40/lb	12.00%	100% capitalized / 0% cash
>$3.40/lb to $3.85/lb	10.00%	60% capitalized / 40% cash
>$3.85/lb	8.00%	0% capitalized / 100% cash

A redemption of the Mezz Facility may be initiated at the option of MAC at any time upon five days written notice after the second anniversary of the date the loan was made (the “Utilization Date”). MAC may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest plus a prepayment interest premium in an amount equal to 4.00% of the aggregate principal amount of the Mezz Facility being prepaid on or after the second anniversary of the Utilization Date but prior to the third anniversary of the Utilization Date. MAC may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest (without any premium) on or after the third anniversary of the Utilization Date.

The Mezz Facility was fully drawn on the Utilization Date of June 15, 2023, to finance, in part, the initial business combination. The Mezz Facility has been accounted for as a financial liability and the embedded derivatives in relation to the interest rate margin and the voluntary prepayment option have been bifurcated and recognized collectively as a compound embedded derivative.

On December 13, 2024, MAC and the Lender entered into an amendment deed (the "Amendment Deed") under which MAC now has the option, but not the obligation, to repay the Mezz Facility in full between January 1, 2025 and June 16, 2025 (being the previous first repayment date). Under the Amendment Deed, if MAC chooses to repay the facility early, it will be required to pay:

●	the full principal outstanding, including all capitalized interest (as of October 31, 2024, the outstanding principal was US$145,338,650);
●	a prepayment interest premium of 4% on the aggregate principal;
●	all remaining cash interest payments that would otherwise have been payable between January 1, 2025 and June 16, 2025; and
●	Sprott’s legal expenses, as stipulated in the Mezz Facility.

Senior Syndicated Facility

On February 28, 2023, MAC Australia entered into the SFA. The obligations of MAC Australia under the SFA are guaranteed by the Company. The SFA provides for, among other things, two credit facilities (collectively, the “Senior Facilitates”) as follows:

●	a $205 million initial business combination term loan (“Facility A”) that can be used to finance, in part, the Business Combination, requires quarterly repayments that are sculpted as necessary to meet a Debt Service Cover Ratio minimum of 1.50x (“Facility A Repayment Instalments”) but can be mandatorily repaid by way of a “sweep” of excess cash available to MAC Australia and each of its subsidiaries such that on the last day of each quarter, MAC Australia must apply 30% of all excess cash in repayment of Facility A applied in inverse order of maturity, and is fully amortized over a notational five year loan life based on agreed financial modelling as described in the SFA; and
●	a $25 million revolving credit facility (“Facility B”) that can be used only for general corporate purposes post-closing of the Business Comination, requires repayments such that all loans under Facility B are repaid on or before the date that is three years after the date of financial close under the SFA (the “Termination Date”).

The rate of interest for Facility A and B is calculated as the aggregate of (i) the margin equal to a fixed amount of 3.0% per annum, and (ii) the greater of zero or the SOFR for such day. The SFA also specifies a default interest rate of an additional 2% per annum for overdue payments.

Under the SFA, a redemption of Facility A may be initiated at the option of MAC Australia at any time upon five days written notice after the first calendar month anniversary from the date that the initial conditions precedent to the SFA are satisfied or waived. MAC Australia may prepay the whole or any part of Facility A, but, if in part, being an amount that reduces the amount of Facility A by a minimum amount of $500,000, and integral multiples thereof. Any prepayment shall be made together with accrued interest on the amount prepaid. At the option of MAC Australia, each prepayment may be applied against the remaining Facility A Repayment Instalments in inverse chronological order or pro-rata by the amount of the prepayment. The principal amount of Facility A was fully utilized on June 14, 2023, to finance, in part, the Business Combination.

In addition, a redemption of Facility B may be initiated at the option of MAC Australia at any time upon five days’ written notice. MAC Australia may prepay the whole or any part of Facility B, but, if in part, being an amount that reduces the amount of Facility B by a minimum amount of $2 million. Any prepayment shall be made together with accrued interest on the amount prepaid.

Copper Purchase Agreement

On March 20, 2023, we entered into a copper purchase agreement (the “Copper Stream”) with Osisko. Under the terms of the Copper Stream effective June 16, 2023 (the “Closing Date”), in exchange for an upfront cash deposit of up to $75 million (the “Available Copper Deposit”), we are required to deliver to Osisko an amount refined copper equal to the Copper Stream Percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA Copper Mine during the life of the mine. On June 16, 2023, the full amount of the Available Copper Deposit was drawn to finance, in part, the Business Combination. As of December 31, 2024, the Company has made copper deliveries of $7.0 million towards the Copper Stream with Osisko.

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

The Company may elect to reduce the Copper Stream Percentage and the Threshold Quantity on June 16, 2028 to the following amounts and percentages upon making a one-time payment of $40 million or $20 million, respectively (the “Buy-Down Option”). The Buy-Down Option is an embedded derivative measured at fair value taking into account the likelihood of the Group exercising the option.

	Buy-Down Option 1	Buy-Down Option 2
Buy-Down Amount	$40 million	$20 million
Second-Threshold Stream Percentage	3.25%	4.0625%
Tail Stream Percentage	1.5%	1.875%
Threshold Quantity	23,900 tons	28,450 tons

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

Silver Purchase Agreement

On March 20, 2023, we entered into the Silver Stream with Osisko. Under the terms of the Silver Stream effective on the Closing Date, in exchange for an upfront cash deposit of $75 million (the “Silver Deposit”), we are required to deliver to Osisko an amount of refined silver equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA Copper Mine during the life of mine. As of December 31, 2024, the Company has made silver deliveries of $21.0 million towards the Silver Stream with Osisko with $8.0 million delivered in 2023.

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

Contractual Obligations, Contingent Liabilities and Commitments

Registration Rights

The holders of the (i) founder shares, which were issued in a private placement prior to the closing of the IPO, and (ii) private placement warrants (including any ordinary shares issued or issuable upon the exercise of those warrants), which were issued pursuant to the private placement warrant agreement dated July 28, 2021 and entered into in connection with the closing of the initial public offering of Metals Acquisition Corp, have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50 million. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights. We will bear the expenses incurred in connection with the filing of any such registration statements.

Rehabilitation Bond Amendments

CMPL and Glencore Operations Australia have entered into various contractual arrangements relating to performance guarantees Glencore Operations Australia has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with mining activities. These are in the ordinary course of business. As at December 31, 2024, the total value of the guarantees was AU$44,683 thousand, compared to AU$44,683 thousand as at December 31, 2023 and nil as at December 31, 2022.

Glencore Operations Australia and the Company entered into contractual commitments whereby Glencore Operations Australia agreed to provide the performance guarantee until the Company refinancing its senior debt. Whilst Glencore Operations Australia will provide the relevant performance guarantees, the Company and CMPL will be responsible for any liability or call on the guarantees.

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

Capital Expenditures

For the year ended December 31, 2024, cash capital expenditures amounted to $54.0 million, with the largest costs consisting of mine development, vent capital, tailings dam facility works and purchase of mining equipment.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024, December 31, 2023 or December 31, 2022.

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

Name	Age	Position
Michael (Mick) James McMullen	54	Chief Executive Officer and Director
Morné Engelbrecht	48	Chief Financial Officer
Christopher (Chris) Rosario	39	General Counsel & Joint Company Secretary
Trevor Hart	56	Joint Company Secretary
Patrice E. Merrin	76	Chair
Rasmus Kristoffer Gerdeman	49	Director
Leanne Heywood	60	Director
Charles D. McConnell	69	Director
Mohit Rungta	30	Director
Anne Templeman-Jones	64	Director
Graham van’t Hoff	63	Director

Michael (Mick) James McMullen (Chief Executive Officer and Director) has served as our Chief Executive Officer and member of our Board since June 2023. Mr. McMullen brings more than 30 years of senior leadership experience in the exploration, financing, development, and operations of mining companies globally. Prior to founding the Company, Mr. McMullen most recently served as the CEO and President at Detour Gold Corporation (“Detour Gold”), a 600,000 ounce per annum gold producer in Canada from May 2019 to January 2020. During his tenure, Mr. McMullen took the market capitalization from C$2.1 billion to C$4.9 billion over seven months (date of deal announcement), which represented an internal rate of return of 208%, leading to the acquisition by Kirkland Lake Gold Ltd. in 2020. Through his strong technical background and commercial acumen, Mr. McMullen established and led a team that reduced AISC (a mining metric that estimates all direct and recurring costs required to mine a unit of ore) by approximately US$250/oz over that period in a business that had historically been viewed as an underperforming asset. Mr. McMullen also improved safety performance and repaired relations with its First Nations partners, enabling a large increase in operations to be permitted, which was fundamental to the increase in market value of the company.

Prior to Detour Gold, Mr. McMullen served as CEO at Stillwater Mining Company (“Stillwater”)from December 2013 to May 2017 and as Technical Advisor from May 2017 to December 2018, where he was instrumental to the increase in market capitalization from US$1.3 billion to US$2.2 billion against a 10% fall in platinum group metals (“PGM”) prices over the same time. Mr. McMullen also served as a non-executive director at Stillwater from May 2013 to December 2013. Stillwater was sold to Sibanye Gold Ltd. (“Sibanye”) in April 2017 in an all cash deal valued at US$2.7 billion, which represented an internal rate of return of 16% during his 41-month tenure. During his time as CEO at Stillwater, the company reduced AISC by approximately US$300/oz, increased production to approximately 600,000 ounces per annum of PGM’s, developed a new mine and built its PGM recycling business to be the largest in the world. The Stillwater business had been operating for 27 years prior to Mr. McMullen’s arrival as CEO and was viewed as a difficult operation with poor labor relations and safety track record. Leading up to its eventual sale, the company favorably renegotiated its labor agreements and reduced by half its safety incidence rate to be best-in-class in US underground mining.

Prior to Stillwater, Mr. McMullen was involved in the identification, acquisition, development and operation of a variety of mining assets across North and South America, Europe, Australia and Africa. These ranged from gold to base metals and bulk commodities. In addition, he has provided technical and financial advisory services to many of the larger PE funds, activist funds and banks providing mining finance.

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

Morné Engelbrecht (Chief Financial Officer) has served as our Chief Financial Officer since February 2024. Mr. Engelbrecht is a senior executive with over 23 years of diversified experience in Australia and internationally in the resources, professional services and oil & gas industries. He has a strong track record of delivery of value through leading the execution of strategies with a continuous improvement mindset, successfully turning around and growing businesses, delivering major capital projects, raising equity and debt and delivering major cost reduction and integration programs. Mr. Engelbrecht has worked over multiple disciplines in small, mid and large-scale corporate, project and operational site environments, and has worked across multiple locations including Australia, the United Kingdom, the U.S., South Africa, Singapore, West Africa, Chile, Papua New Guinea and China.

Mr. Engelbrecht previously served as the CEO at Beach Energy Limited, an ASX listed oil and gas explorer and producer with an approximately A$3.5 billion market cap, from 2021 to 2024 and CFO from 2016 to 2021. He also previously served as CFO then CEO of an ASX listed company commercializing gasification technology, Chief Financial Controller (LNG) at Interoil Corporation, a former US$2.5 billion NYSE and Toronto Stock Exchange (“TSX”) listed oil and gas explorer and producer acquired by ExxonMobil, General Manager of Finance at Lihir Gold Limited, an approximately A$10 billion gold explorer and miner listed on NASDAQ, TSX, ASX and the Port Moresby Stock Exchange acquired by Newcrest, and Financial Controller – South-East Asia for Harmony Gold.

Mr. Engelbrecht is a member of Chartered Accountants Australia and New Zealand and has a Bachelor of Commerce Honors degree in Accounting from the University of Pretoria.

Christopher (Chris) Rosario (General Counsel and Joint Company Secretary) has served as our General Counsel since July 2023 and as joint company secretary since May 2024. Mr. Rosario is a leading corporate lawyer with more than 15 years’ experience advising on major resource focused cross-border M&A transactions, capital markets and project developments.

Prior to taking the position of General Counsel, Mr. Rosario was a Senior Partner at Squire Patton Boggs (AU) LLP and was intimately involved in the Company’s acquisition of the CSA Copper Mine, including the preparation and execution of all of Metals Acquisition Corp’s Senior Lending, Mezzanine Lending, Royalty and Streaming agreements, the purchase agreements for the CSA Copper Mine and assisting with the preparation of the US listing documents.

Mr. Rosario was formerly based in Japan for more than three years where he focused on providing extensive advice to a major Japanese trading company on outbound investments. His experience covers transactions across Australia, Japan, the Middle East, Europe and North America in the natural resources, renewable energy and technology sectors.

Mr. Rosario holds a Bachelor of Laws with First Class Honors from the University of Notre Dame Australia and has been admitted to legal practice in New South Wales and Western Australia.

Trevor Hart (Joint Company Secretary) has served as Company Secretary since October 2023 and as joint company secretary since May 2024. Mr. Hart has over 25 years in the resources and mining services industry and has been involved in the financial management of mineral and resources focused ASX public listed companies serving on the board and in the executive management team. Mr. Hart has extensive experience in financial reporting, capital raisings, feasibility studies, commodity offtakes, debt financings and treasury management of resource companies.

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

Mr. Hart is a Certified Practicing Accountant and Chartered Secretary with a Bachelor of Business in Accounting from Edith Cowan University.

Patrice E. Merrin (Chair) has served as a member of our Board since June 2023, serving as Chair of our Board since September 2023, and currently chairs the Nominating and Governance Committee. Ms. Merrin is a corporate director with broad experience in the resource sector, heavy industry and capital markets.

From June 2014 to May 2023, Ms. Merrin served as an independent non-executive director of Glencore plc, a global commodity trading and mining company based in Switzerland. In June 2023, she was elected an independent non-Executive Director of Capricorn Energy Plc, UK. In June 2019, Ms. Merrin was appointed Chair of the Board of Detour Gold, a role which concluded with the acquisition of Detour Gold by Kirkland Lake Gold in January 2020, a transaction valued at C$4.9 billion.

Ms. Merrin is a frequent speaker and independent voice on industry and governance matters, and has been a nominee on multiple activist files. Her executive roles in the resource sector have included President, CEO and Director of Luscar Ltd., Canada’s largest thermal coal producer, then owned equally by Sherritt International Corporation, a Canadian diversified miner, and Ontario Teachers’ Pension Plan Board, prior to which she had been EVP and COO of Sherritt International Corporation. Ms. Merrin has also served as a director of Climate Change and Emissions Management Corporation, created to support Alberta’s initiatives on climate change and the reduction of emissions. She was a member of the National Advisory Panel on Sustainable Energy Science & Technology and Canada’s National Round Table on the Environment and the Economy. She is a member of Women In Mining and in 2016 was cited as one of the 100 Global Inspirational Women in Mining. Ms. Merrin served on the board of Perimeter Institute for Theoretical Physics and is a former co-chair of Perimeter’s Emmy Noether Circle, promoting women in physics. She holds a Bachelor of Arts degree from Queen’s University and completed the Advanced Management Programme at INSEAD.

Rasmus Kristoffer Gerdeman (Director, Audit Chair) has served as a member of our Board since June 2023. Mr. Gerdeman is the CEO of REEcycle Holding Inc, a private rare earth recycling company. He is also a senior advisor at FTI Consulting where he brings more than 20 years of experience in capital markets and corporate advisory with a particular focus on the Natural Resources and Industrial Sectors. Mr. Gerdeman’s expertise includes IPOs, strategic investor relations advisory, capital allocation strategies, working capital improvement analyses, mergers and acquisitions, activist defense, restructuring activities, and management transitions. Previously, Mr. Gerdeman was a Managing Director at Ankura Consulting in the Office of the CFO. Prior to his role at Ankura, Mr. Gerdeman was a Senior Advisor with FTI Consulting from October 2019 to July 2021. He also served as Chief Strategy and Investor Relations Officer for Livent Corporation a $2.4 bn market cap NYSE listed lithium producer from May 2018 to June 2019, during the company’s initial public offering and separation from FMC Corporation. Before his role at Livent Corporation, Mr. Gerdeman was a Managing Director at FTI Consulting in the Strategic Communications and Corporate Finance segments.

Mr. Gerdeman first joined FTI Consulting in 2013, after having spent more than 12 years as a buyside analyst at leading U.S. investment firms. He was twice awarded Institutional Investor Magazine’s prestigious “Best of the Buy-Side” for his strong understanding of the industries that he covered. Mr. Gerdeman has served as a senior member of the research and investment teams at Neuberger Berman, Northern Trust Global Investors, and Zweig-Dimenna Associates. He is also a guest lecturer and mentor to Cornell University MBA Cayuga Fund students focusing on basic materials and natural resources. Mr. Gerdeman holds a Bachelor of Science in finance from North Park University in Chicago, and a Master of Business Administration from S.C Johnson Graduate School of Management at Cornell University and Queen’s School of Business at Queen’s University in Kingston, Ontario.

Leanne Heywood (Director) has served as a member of our Board since May 2024. Ms. Heywood is an experienced non-executive director, audit and risk committee and people and remuneration committee chair with broad general management experience gained through an international career in the mining sector, including 10 years with the Rio Tinto Copper Group.

Ms. Heywood’s experience includes strategic marketing, business finance and compliance and she has led organizational restructures, mergers, acquisitions and disposals at both the executive and board level. Additionally, she has significant experience in complex cross-cultural negotiations and stakeholder relationship management (including governments and investment partners) and leadership expertise in China, Japan, Mongolia, Singapore and South America.

In addition to the Company, Ms. Heywood currently serves as a non-executive director of, and is responsible for a diverse range of committee chairs and committee memberships for, Arcadium Lithium (NYSE:LTHM), a global lithium chemicals producer, Midway Limited (ASX: MWY), a wood fibre processor and exporter, Lotus Resources Limited (ASX:LOT), a uranium developer, Snowy Hydro Limited, an integrated energy company supporting the transition to renewables and Denison Gas Limited. She is also a graduate member of the Council of Charles Sturt University.

From 2016 to 2024, Ms. Heywood served as a non-executive director for Allkem Limited (previously Orocobre Limited), a global lithium mining company. She also served on the board of Symbio Ltd, a cloud communications company, from 2022 to 2024 and on the board of Quickstep Holdings Ltd, a global manufacturer of composite solutions for the Defence and Commercial aerospace sectors, from 2019 to 2024.

Ms. Heywood received the 2021 Medal of the Order of Australia and was named 2019 NSW Business Women of the Year. She holds a Bachelor of Business (Accounting), an Executive MBA (Melbourne Business School) and is a member of the Australian Institute of Company Directors (GAICD) and CPA Australia (FCPA).

The Honorable Charles D. McConnell (Director) has served as a member of our Board since June 2023. Mr. McConnell is a global executive and technology subject matter (“SME”) expert within energy and power, petrochemicals technology, and the investment-business development marketplace who has led the growth of multimillion-dollar businesses and new business units. Mr. McConnell has expertise in operations, sales, business, marketing, domestic/global management, and managing senior-level technology teams. Mr. McConnell is experienced in both domestic and international markets and was posted in Singapore for business in China, India, Indonesia, Korea and Malaysia. Mr. McConnell has received wide recognition in his development of and advocacy for climate change and carbon policies, e.g., Carbon Capture Utilization and Storage (“CCUS”), 45Q CCUS and Enhanced Oil Recovery policy, as well as advanced carbon management in methane conversion and chemicals production.

Mr. McConnell currently serves as Executive Director of Carbon Management and Energy Sustainability at the University of Houston since November 2018. A 40-year veteran of the energy industry, Mr. McConnell joined the Rice University Energy and Environmental Initiative in August 2013 after serving two years as the Assistant Secretary of Energy at the U.S. Department of Energy (“DOE”) from 2011 to 2013. At DOE, Mr. McConnell was responsible for the strategic policy leadership, budgets, project management and research and development of the department’s coal, oil and gas and advanced technologies programs, as well as for the operations and management of the U.S. Strategic Petroleum Reserve and the National Energy Technologies Laboratories. Prior to joining the DOE in 2011, Mr. McConnell served as Vice President of Carbon Management at Battelle Energy Technology in Columbus, Ohio and also spent 31 years with Praxair, Inc. (now Linde). He captures new opportunities by assessing market trends, building, motivating and educating high-performing teams and evaluating technology and business portfolio options. Mr. McConnell revitalizes operations and business models for the energy transition marketplace by leveraging strong strategic planning, tactical client execution and relationship-building collaboration for growth in energy markets challenged by a lower carbon future. Mr. McConnell is also a technology SME within energy and power, petrochemicals technology and the investment-business development marketplace. He has been selected to testify in front of U.S. Senate and House subcommittees on science, climate, technologies and policy. Mr. McConnell has been selected for leadership roles on the board of the Energy and Environment Foundation North Dakota, the EPA Science Advisory Board, the Texas Carbon Neutral Coalition, Gasification Technologies Council and the Clean Carbon Technology Foundation of Texas. Mr. McConnell holds a bachelor’s degree in chemical engineering from Carnegie-Mellon University (1977) and an MBA in finance from Cleveland State University (1984).

Mohit Rungta (Director) has served as a member of our Board since July 2024. Mr. Rungta has been with the Glencore group since 2016 and currently leads business development for Glencore’s Copper and Zinc department. His tenure has seen him play a pivotal role in numerous copper mergers, acquisitions and divestitures, including the sale of the CSA Copper Mine and the acquisition of MARA Project.

Mr. Rungta started his career in Glencore's Copper marketing department. He subsequently moved to Mopani, Glencore's Copper asset in Zambia, where he was responsible for the commercial operations of the asset. Following the sale of Mopani, Mohit returned to Glencore's head office in Switzerland and joined the business development team. Mr. Rungta is committed to developing the copper and zinc portfolio sustainably and profitably by integrating strategic foresight, leadership and effective collaboration.

Mr. Rungta holds a B.Com (Hons) from the University of Delhi and an MSc in Finance from the London School of Economics.

Anne Templeman-Jones (Director) has served as a member of our Board since July 2024. Ms. Templeman-Jones is a company director with substantial experience in the public and private sectors, bringing expertise in strategy and operational roles, financial and operational risk management, regulatory sectors, governance and strategy experience from a number of industry sectors, banking and financial services, engineering services in the energy sector, consumer goods and manufacturing. She brings insights from exposure to sectors managing transformation on ESG in the energy sector, changing business models with B2B and B2C customers, cyber security and artificial intelligence applications.

During her 30-year executive career, Ms. Templeman-Jones held a number of leadership positions in corporate, institutional and private banking with domestic and offshore banks, including Westpac Banking Corporation, Australia and New Zealand Banking Group Ltd and Bank of Singapore. Ms. Templeman-Jones is the former Chairman of Blackmores Limited and the Commonwealth Bank Financial Services subsidiaries and also served as a non-executive Director of the Commonwealth Bank of Australia, Worley Ltd, GUD Holdings Limited, the Citadel Group Ltd, Cuscal Ltd, HT&E Limited, Pioneer Credit Ltd, TAL Superannuation Fund and HBF’s private and general insurance companies.

Ms. Templeman-Jones is a non-executive director of the New South Wales Treasury Corporation, Trifork AG and Weebitnano Limited and advisor / director in the NFP sector for Australian Indigenous Minority Supplier Office Limited (trading as Supply Nation), the Cyber Security Research Centre Ltd and Erilyan Pty Ltd.

Graham van’t Hoff (Director) has served as a member of our Board since November 2023. Mr. van’t Hoff is a global business executive with a successful track record of scaling business and driving growth through restructurings, technology integration and project management discipline. Mr. van’t Hoff finished his 35 year career with Royal Dutch Shell PLC as the Executive Vice President of Global Chemicals where he was responsible for the company’s $25bn global chemicals business. In the past he held such positions as Chairman of CNOOC & Shell Petrochemicals Co., Ltd., CEO of Shell Chemicals LP, Chairman of Shell U.K. Ltd, Director – Information Technology Strategy at Shell International BV, Chief Information Officer of Shell Chemicals U.K. Ltd. and General Manager for Shell Chemicals Europe BV (which are all subsidiaries of Shell Plc). Mr. van’t Hoff served on the executive committees and boards for each of the European, American and International Chemical industry associations, respectively, CEFIC, ACC and ICCA, and was a founder member of Alliance to End Plastic Waste.

Mr. van’t Hoff currently serves as Chairman of the boards of 5E Advanced Materials, Inc, and Aleanna Inc. and is a member of the board of directors of Verde Clean Fuels, Inc. He previously served as a member of the board of directors of Bluescape Opportunities Acquisition Company Inc. and Silicon Ranch Corporation, as well as on the advisory board for Air Liquide Americas. Mr. Van’t Hoff received a graduate degree and an undergraduate degree in Chemistry from the University of Oxford and a graduate degree with distinction from Alliance Manchester Business School.

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

The Compensation Committee reviews and makes recommendations to the Board regarding compensation and benefits plans of the Company (cash and / or equity-based plans) and, where appropriate or required, makes recommendations to adopt, amend and terminate such plans. In reviewing such compensation and benefits policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of members of the management board and other employees and any other factors that it deems appropriate.

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

Non-executive directors are currently compensated by way of director fees and deferred share unit (“DSU”) awards under the Non-Employee Directors Deferred Share Unit Plan (summarized below).

Fees payable to non-executive directors as at December 31, 2024 were as follows:

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

Details of the fees paid and DSU awards made to non-executive directors under the Non-Employee Directors Deferred Share Unit Plan for the period January 1, 2024 to December 31, 2024 are detailed below.

					Grant Date	Year-End
					Value of DSUs	Value of	Cash in Lieu
				Director Fees	Earned	DSUs Earned	of DSUs
Name	Position	Commenced	Retired	($USD)(2)	($USD)(3)	($USD)(4)	($USD)(5)
Patrice E. Merrin	Chair	July 12, 2021	N/A	109,288	110,000	91,459	N/A
Rasmus K. Gerdeman	Non-Executive Director	July 12, 2021	N/A	83,117	110,000	91,459	N/A
Leanne Heywood	Non-Executive Director	May 1, 2024	N/A	32,272	45,833	35,821	N/A
Charles D. McConnell	Non-Executive Director	July 12, 2021	N/A	71,228	110,000	91,459	N/A
Mohit Rungta(1)	Non-Executive Director	July 22, 2024	N/A	0	0	0	N/A
Anne Templeman-Jones	Non-Executive Director	July 22, 2024	N/A	16,359	20,929	16,270	N/A
Graham van’t Hoff	Non-Executive Director	November 15, 2023	N/A	65,100	110,000	78,482	N/A
Matthew Rowlinson	Non-Executive Director	July 3, 2023	July 22, 2024	0	0	0	N/A
John Burton	Non-Executive Director	July 3, 2023	July 22, 2024	0	0	0	N/A
John Rhett Miles Bennett	Non-Executive Director	March 11, 2021	April 1, 2024	19,750	27,500	N/A	N/A
1)	Mohit Rungta, John Burton and Matthew Rowlinson are the current or former nominees of Glencore and do not receive any fees or participate in the Non-Employee Directors Deferred Share Unit Plan.
2)	Comprises director fees and superannuation/employer social security/national insurance contributions (if any). No cash bonuses were paid to non-executive directors in 2024.
3)	A DSU is a non‑voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Ordinary Share. DSUs are redeemable, and the fair market value of the underlying Shares payable to the holder, upon the date the holder ceases to be a Director. Within 15 days of such an event, the Company will issue the holder (or their estate) one Share for each vested DSU (subject to any applicable withholding taxes). The holder may request MAC to issue the cash equivalent of Shares in part of full satisfaction of MAC’s obligation to deliver Shares. Amounts in this column reflect the fair value of DSUs as of the applicable grant date.
4)	Reflects fair value of DSUs as at December 31, 2024.
5)	In accordance with the terms of the Non-Employee Directors Deferred Share Unit Plan, upon ceasing to be a Director, a Director may request the Company to issue the cash equivalent of Shares in part of full satisfaction of the Company’s obligation to deliver Shares in relation to earned DSUs.
6)	The value of all compensation accrued but unpaid for the non-employee directors, as at December 31, 2024, was $147,750 in respect of fees and $165,000 in respect of DSUs.

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

(b)	Performance Based Remuneration – Short Term Incentive

The Company’s senior management and other members of management are eligible to participate in the Company’s short-term incentive plan (“STI Plan”). The STI Plan is a cash-based incentive plan. The amount of the short-term incentive (“STI”) award that each participant becomes entitled to each year (if any), calculated as a percentage of their total fixed annual remuneration in each year, is determined by the Board and the Compensation Committee based on the achievement of set financial and non-financial performance targets.

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

For the performance period ending December 31, 2024, the Board determined that the financial criteria are based on the Company’s EBITDA excluding exploration costs and inherited capital expenditure and accruals (with a 10% weighting), all-in sustaining costs (with a 15% weighting) and the remaining 75% are assessed by other safety, environmental, resource replenishment and growth, mine performance and individual measures determined by the Board. The occurrence of a fatality on site would result in forfeiture in full of the award opportunity. The Board has the discretion to clawback STI awards on the occurrence of specified circumstances, to the extent permitted by Australian law and determined by the Board that it is in the Company’s best interests to do so and may be required to clawback STI awards in accordance with the clawback policy adopted by the Company. Any payments in relation to the 2024 STI Plan to December 31, 2024 are accrued but not paid until 2025.

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

(d)	Compensation paid to Senior Management in 2024

Details of the compensation paid to senior management by way of fixed remuneration, short term incentive and long term incentives for the period January 1, 2024 to December 31, 2024, was as follows:

						Year-End		Year-
					Restricted	Fair	Performance-Based	End Fair
					Share Units	Value of	Restricted Share	Value of
Name	Position	Salary & fees	Cash Bonus(3)	Superannuation	(“RSUs”)(4)	RSUs(5)	Units (“PSUs”)(4)	PSUs(5)	Total(6)
Michael McMullen	Chief Executive Officer and Director	$779,362	$694,340	$28,880	78,433	$559,595	65,000	$284,137	$2,346,314
Morne Engelbrecht	Chief Financial Officer(1)	$321,733	$—	$35,226	56,827	$376,678	29,140	$127,381	$861,018
Chris Rosario	General Counsel and Joint Company Secretary	$362,649	$135,376	$28,881	16,873	$118,289	16,161	$70,470	$715,665
Trevor Hart	Joint Company Secretary(2)	$87,036	$—	$—	753	$3,167	1,130	$3,183	$93,386
1)	Mr. Engelbrecht commenced employment as our Chief Financial Officer on February 10, 2024.
2)	Mr. Hart is engaged as an independent contractor through a services agreement between the Company and Straight Drive Consulting Pty Ltd (being an entity controlled by Mr. Hart).
3)	Amounts earned under the 2023 Short Term Incentive Plan were calculated and paid in calendar year 2024 and are reflected in this figure. Amounts earned under the 2024 Short Term Incentive Plan are calculated and paid in calendar year 2025 and therefore are not reflected in this table. (noting total accrued but unpaid sums are reflected at note 6 below).
4)	RSUs and PSUs are a non‑voting unit of measurement that is deemed solely for bookkeeping purposes to be equivalent to one outstanding Share (in the case of RSUs) and between zero and 2.25 outstanding Shares (in the case of PSUs). Upon vesting, MAC will deliver the holder with one Share for each RSU that vests and between zero and 2.25 Shares for each PSU that vests, depending upon the degree to which the applicable performance vesting condition is satisfied. The holder may request MAC to issue the cash equivalent of Shares in part of full satisfaction of MAC’s obligation to deliver Shares.
5)	Reflects fair value of securities as at December 31, 2024.
6)	The value of all compensation accrued but unpaid for the Senior Management, as at December 31, 2024, was US$1,500,000 in respect of 2024 short term incentive payments.

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

Mr. McMullen, from January 1, 2025, is entitled to receive a fixed remuneration component of USD897,000 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. McMullen’s performance, he is eligible to receive up to 220% of his base salary. He further has a long-term incentive (“LTI”) opportunity under which he is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. Mr. McMullen’s target annual equity grant under the Incentive Plan (as defined below) is 290% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

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

Mr. Engelbrecht from January 1, 2025, is entitled to receive a fixed remuneration component of A$632,500 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. Engelbrecht’s performance, he is eligible to receive up to 150% of his base salary. He further has a LTI opportunity under which Mr. Engelbrecht is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. Mr. Engelbrecht’s target annual equity grant under the Incentive Plan is 150% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

Mr. Rosario, General Counsel and Joint Company Secretary, has an employment agreement with us which may be terminated by him at any time by providing six months’ written notice or for good reason at any time 12 months following a change of control by providing written notice specifying the relevant event or events. We may terminate Mr. Rosario’s employment for cause by providing written notice specifying the effective date of termination or without cause by providing written notice specifying the effective date of termination which shall not exceed six months. If Mr. Rosario is terminated without cause, or resigns for a good reason at any time 12 months following a change of control, he will be entitled to receive his basic entitlements, his STI award in respect of the fiscal year preceding the date of termination (to the extent earned and unpaid), his STI award for the current fiscal year pro-rata to the date of termination, 24 months’ base salary plus an amount equal to the greater of: (i) the STI award in the prior fiscal year, and (ii) the STI award in the current fiscal year, and will continue to be entitled to participate in any benefits plan maintained by the Company for a period ending on the earlier of: (iii) 24 months following the date of termination, and (iv) the date on which he becomes entitled to participate in a similar benefits plan with another employer.

Mr. Rosario from January 1, 2025, is entitled to receive a fixed remuneration component of AUD$632,500 per annum (excluding compulsory superannuation contributions). He also has a STI opportunity under which, depending upon the Company’s and Mr. Rosario’s performance, he is eligible to receive up to 150% of his base salary. He further has a LTI opportunity under which Mr. Rosario is entitled to receive an annual equity grant determined by the Board prior to the commencement of each fiscal year, with the flexibility to adjust that annual grant value by 30% above or below the target annual equity grant. Mr. Rosario’s target annual equity grant under the Incentive Plan is 150% of his base salary, with the mix of equity interests being 40% RSUs and 60% PSUs. RSUs will vest equally (33.3%) on the first, second and third anniversary of the grant date. The PSUs will vest on the third anniversary of the grant date, subject to the achievement of certain performance based vesting conditions established by the Board. Depending upon the degree of satisfaction of the performance based vesting conditions, PSUs can vest into between 0 and 2.25 Shares per PSU.

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

Share Incentive Plans

Long-Term Incentive Plan

The following summarizes the material terms of the 2023 Long-Term Incentive Plan (the “Incentive Plan”), which is qualified in its entirety by the terms and conditions of the Incentive Plan.

Purpose

The Incentive Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals, (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our shareholders, and (iii) promote the success of our business.

Types of Share Awards

The Incentive Plan permits the grant of share options, share appreciation rights (“SARs”), restricted shares, RSUs, PSUs, dividend equivalent rights, other share-based awards and cash-based awards (all such types of awards, collectively, “Share Awards”).

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

U.S. Federal Tax Aspects

The following is a summary of the principal U.S. federal income tax consequences to participants and the Company with respect to participation in the Incentive Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of Ordinary Shares acquired under the Incentive Plan. The Incentive Plan is not qualified under the provisions of Section 401(a) of the the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

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

A participant who receives restricted shares will not have taxable income until vesting unless the participant timely files an election under Section 83(b) of the Code to be taxed at the time of grant. The participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any) if the participant does not make such election. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether participant holds the shares for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of purchase or grant less the amount paid for such shares (if any).

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

We will be entitled to a tax deduction in connection with a Share Award under the Incentive Plan only in an amount equal to the ordinary income realized by the participant at the time the participant recognizes the income. Section 162(m) of the Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Committee considers the deductibility of compensation as one factor in determining executive compensation, the Committee retains the discretion to Share Award and pay compensation that is not deductible as it believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

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

Employee Stock Purchase Plan

The following summarizes the material terms of the 2023 Employee Stock Purchase Plan (the “ESPP”), which is qualified in its entirety by the terms and conditions of the ESPP.

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

Non-Employee Directors Deferred Share Unit Plan

The following summarizes the material terms of the 2023 Non-Employee Directors Deferred Unit Plan (the “DSU Plan”), which is qualified in its entirety by the terms and conditions of the DSU Plan.

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

Board of Directors

The Board is currently composed of eight directors. The Articles provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by our Board in a general meeting. So long as our Ordinary Shares are listed on the Designated Stock Exchange (as defined in the Articles), our Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any shares on the Designated Stock Exchange require (subject to any applicable exceptions for “controlled” companies).

The Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The directors are divided into three (3) classes designated as Class I, Class II and Class III, respectively. The term of office of the first class of directors, consisting of Michael (Mick) James McMullen, Charles D. McConnell, Leanne Heywood, Anne Templeman-Jones, Mohit Rungta and Graham van’t Hoff, expired at our first annual general meeting and all directors were re-elected to their positions. There is no second class of directors, noting the persons originally appointed as second class directors have retired from the Board. The term of office of the third class of directors, consisting of Patrice E. Merrin and Rasmus Kristoffer Gerdeman, will expire at our third annual general meeting. At each of our annual general meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Our officers are appointed by the Board and serve at the Board’s discretion, rather than for specific terms of office. Our Articles provide that the officers may consist of one or more of the Chair of the Board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Board. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

For the years of the directors’ initial appointment dates, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Board Committees

Audit and Risk Committee

The Board has established an audit and risk committee with Rasmus Kristoffer Gerdeman, Leanne Heywood and Anne Templeman-Jones serving as members of the committee. The Board has determined that each of Mr. Gerdeman, Ms. Heywood and Ms. Templeman-Jones is independent. Mr. Gerdeman serves as the Chair of the audit and risk committee. Each member of the audit and risk committee meets the financial literacy requirements of the NYSE and the Board has determined that Mr. Gerdeman qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

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

Compensation Committee

The Board has established a compensation committee. The members of the compensation committee are Patrice E. Merrin, Graham van’t Hoff and Charles D. McConnell. Mr. McConnell serves as Chair of the compensation committee.

The Board has determined that each of Ms. Merrin, Mr. van’t Hoff and Mr. McConnell is independent. The compensation committee charter details the principal functions of the compensation committee, including:

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

Nominating and Corporate Governance Committee

The Board has established a nominating and corporate governance committee. The members of the committee are Patrice E. Merrin, Charles D. McConnell and Anne Templeman-Jones. Ms. Merrin serves as Chair of the nominating and corporate governance committee. The Board has determined that each of Ms. Merrin, Mr. McConnell and Ms. Templeman-Jones is independent.

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

HSECS Committee

The Board has established a health, safety, environment, community and sustainability (“HSECS”) committee. The members of the HSECS committee are Rasmus Kristoffer Gerdeman, Leanne Heywood, Graham van’t Hoff and Mohit Rungta. Mr. van’t Hoff serves as Chair of the HSECS committee. The HSECS committee charter details the primary functions of the HSECS committee, including:

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

However, the functioning of the integration committee has now been suspended, noting that the Board has determined to re-commence the operations of the integration committee in connection with any further material acquisitions.

D.	Employees

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The typical staffing levels are approximately 490 permanent employees with a small workforce of contractors that are used for larger construction and maintenance projects. The CSA Copper Mine has a portion of its workforce who are members of the Australian Workers Union. As of December 31 2024, we employed approximately 490 individuals, all of whom work at the CSA Copper Mine. Employee rights and entitlements are governed, in addition to the general employment law framework of Australia and New South Wales, by the Cobar Management Pty Ltd Operations Enterprise Agreement 2024 (the “CMPL EA”), which provides for various leave, salary, overtime and related conditions. The CMPL EA contains a number of conditions more favorable than the minimum terms of employment applicable at law in Australia.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

G.	Australian Disclosure Requirements

Director’s Interests in Convertible Securities

The following table sets forth, as at February 28, 2025, the Directors’ interests in convertible securities in the Company issued under the Incentive Plan and DSU Plan.

Director [1]	Convertible Securities
Patrice E. Merrin	23,914 DSUs
Michael (Mick) James McMullen	300,776 RSUs and 346,997 PSUs
Rasmus Gerdeman	23,914 DSUs
Leanne Heywood	5,950 DSUs
Charles D. McConnell	23,914 DSUs
Mohit Rungta	Nil
Anne Templeman-Jones	4,109 DSUs
Graham van’t Hoff	9,967 DSUs
1)	Including their associated entities.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of February 28, 2025 by:

●	each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;
●	each person who is an executive officer or director; and
●	all executive officers and directors as a group.

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

Unless otherwise indicated, applicable percentage ownership as of February 28, 2025 is based on 82,462,034 Ordinary Shares issued and outstanding as of February 28, 2025.

Beneficial Owners	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Michael (Mick) James McMullen(2)	1,811,999	2.2%
Morné Engelbrecht	25,176	*
Chris Rosario(3)	6,646	*
Patrice E. Merrin(4)	144,099	*
Rasmus Kristoffer Gerdeman(5)	43,914	*
Leanne Heywood(6)	5,950	*
Charles D. McConnell(7)	63,914	*
Mohit Rungta	—	—
Anne Templeman-Jones(8)	7,221	*
Graham van’t Hoff(9)	30,046	*
All Directors and Executive Officers as a Group (10 individuals)	2,138,965	2.6%
5% Beneficial Owners
Glencore Operations Australia Pty Limited(10)	10,000,000	12.1%
United Super Pty Ltd(11)	5,652,400	6.9%
Fourth Sail(12)	5,185,005	6.3%
BlackRock, Inc.(13)	4,278,852	5.2%
*	Denotes less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o MAC Copper Limited, 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE49WG.
(2)	Reflects (i) 16,957 CDIs beneficially owned by Michael (Mick) James McMullen, (ii) 1,623,360 Ordinary Shares owned by McMullen Geological Services Pty Ltd., an entity that he owns jointly with his spouse and which he shares voting and dispositive power over such shares, (iii) 150,000 Ordinary Shares and 2,400 CDIs beneficially owned by LILAID PTY LTD, McMullen Family No. 2 A/C (“McMullen Trust”) and (iv) 19,282 CDIs owned by McMullen SMSF Pty Ltd atf McMullen Super Fund A/C. Mr. McMullen has voting and dispositive power over the shares beneficially owned by the McMullen Trust.
(3)	Reflects 6,646 CDIs owned by Chris Rosario.
(4)	Reflects (i) 120,185 Ordinary Shares beneficially owned by Patrice Ellen Merrin and (ii) 23,914 Ordinary Shares that are issuable to Ms. Merrin upon settlement of vested DSUs, which will be settled within 60 days after Ms. Merrin ceases to be a director.
(5)	Reflects (i) 20,000 Ordinary Shares beneficially owned by Rasmus Kristoffer Gerdeman and (ii) 23,914 Ordinary Shares that are issuable to Mr. Gerdeman upon settlement of vested DSUs, which will be settled within 60 days after Mr. Gerdeman ceases to be a director.
(6)	Reflects 5,950 Ordinary Shares that are issuable to Leane Heywood upon settlement of vested DSUs, which will be settled within 60 days after Ms. Heywood ceases to be a director.
(7)	Reflects (i) 40,000 Ordinary Shares beneficially owned by Charles D. McConnell and (ii) 23,914 Ordinary Shares that are issuable to Mr. McConnell upon settlement of vested DSUs, which will be settled within 60 days after Mr. McConnell ceases to be a director.
(8)	Reflects (i) 3,112 CDIs owned by Anne Templeman-Jones and (ii) 4,109 Ordinary Shares that are issuable to Ms. Templeman-Jones upon settlement of vested DSUs, which will be settled within 60 days after Ms. Templeman-Jones ceases to be a director.
(9)	Reflects 20,079 Ordinary Shares owned by Graham van’t Hoff and 9,967 Ordinary Shares that are issuable to Mr. van’t Hoff upon settlement of vested DSUs, which will be settled within 60 days after Mr. van’t Hoff ceases to be a director.

(10)	Reflects 10,000,000 Ordinary Shares beneficially owned by Glencore Operations Australia Pty Limited. Glencore Operations Australia Pty Limited is a wholly-owned indirect subsidiary of Glencore plc, a company listed on the London Stock Exchange and the Johannesburg Stock Exchange. The address of Glencore plc is Baarermattstrasse 3, CH 6340, Baar, Switzerland, and the address of Glencore Operations Australia Pty Limited is Level 44 Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.
(11)	Reflects 5,652,400 Ordinary Shares owned by United Super Pty Ltd in its capacity as trustee for the Construction & Building Unions Superannuation Fund, as reported in a Schedule 13G filed by United Super Pty Ltd in its capacity as trustee for the Construction & Building Unions Superannuation Fund on February 5, 2025.
(12)	Reflects 5,185,005 Ordinary Shares beneficially owned by Fourth Sail Capital LP and other entities or persons affiliated with Fourth Sail Capital LP, including Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP, Tordesilhas Capital Gestora De Recursos Ltda. and Ariel Merenstein (together, “Fourth Sail”), as reported in a Schedule 13G filed by Fourth Sail on February 10, 2025. The business address of Fourth Sail is 10 Market Street, #754, Grand Cayman, Cayman Islands, KY1-9006.
(13)	Reflects 4,278,852 Ordinary Shares beneficially owned by certain business units of BlackRock, Inc., the ultimate parent holding company, and its subsidiaries and affiliates, as reported in a Schedule 13G filed by BlackRock, Inc. with the SEC on February 7, 2025. On behalf of the entities through which BlackRock, Inc. holds Ordinary Shares, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 50 Hudson Yards, New York, NY 10001.

Record holders

To our knowledge, as of February 28, 2025, 25,928,531 Ordinary Shares, or 60.9% of the total outstanding Ordinary Shares, were held by 15 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Ordinary Shares ultimately held by holders in the United States.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination in June 2023, the issuance of CDIs on the ASX in February 2024 and the placement of newly-issued CDIs in October 2024.

Voting rights of major shareholders

Pursuant to our Articles, each Ordinary Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. All of our major shareholders have the same voting rights.

Australian Disclosure Requirements

The following table sets forth information regarding the interests in Ordinary Shares and CDIs (exclusive of holdings in options / warrants) of each substantial holder as defined in the Corporations Act as of the date indicated:

Substantial holders(1)	Ordinary Shares/CDIs Held	% of total Shares on issue
Glencore Operations Australia Pty Limited(2)	10,000,000	12.1%
United Super Pty Ltd(3)	5,652,400	6.9%
Fourth Sail(4)	5,185,005	6.3%
Blackrock, Inc.(5)	4,278,852	5.2%
(1)	A substantial holder has the meaning given in the Corporations Act and is a person who holds 5% or more in the total number of Ordinary Shares and CDIs (exclusive of holdings in options / warrants).
(2)	As of February 28, 2025.

(3)	As of February 5, 2025. Record holders are United Super Pty Ltd ABN 46 006 261 623 as trustee for the Construction and Building Unions Superannuation Fund ABN 75 493 363.
(4)	As of February 10, 2025. Record holders are (i) Fourth Sail Discovery LLC and (ii) Fourth Sail Long Short LLC.
(5)	As of February 7, 2025. Record holders are (i) BlackRock Commodity Strategies Fund, (ii) BlackRock World Mining Trust plc, (iii) BlackRock Global Funds – World Mining Fund and (iv) BlackRock Commodity Strategies Fund – Metals and Mining Sleeve.

As a private limited company incorporated under the laws of Jersey, Channel Islands, Chapter 6C of the Corporations Act does not apply to shareholders of MAC. However, the Company has agreed with ASX to release to the market certain information about a person becoming a substantial holder in the Company within the meaning of section 671B of the Corporations Act, varying its substantial holding by 1% or more or ceasing to be a substantial holder.

It is important to note that:

●	MAC is not required to, and does not intend to, make enquiries of any person, including (without limitation) its shareholders, to identify or verify details of substantial holdings;
●	unless a holder advises MAC of the details of any associates (or other relevant persons) that have a relevant interest (or deemed relevant interest) in its Ordinary Shares, MAC will be unaware of these other relevant interests, if any; and
●	accordingly, any information that MAC provides to ASX is provided only to the best of the knowledge and belief of MAC and MAC expressly disclaims responsibility for the accuracy and completeness of the information provided to the maximum extent permitted by law.

Having regard to the above qualifications and limitations, the table above sets out the information known to MAC at February 28, 2025 concerning substantial holdings in MAC’s Shares and CDIs.

B.	Related Party Transactions

This section describes each transaction or series of related transactions since January 1, 2024, and each currently proposed transaction in which:

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

Transactions Related to the Business Combination

Certain other related agreements have been entered into in connection with the Business Combination. This section describes the material provisions of certain additional agreements (the “Related Agreements”) entered into pursuant to the Share Sale Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.

Sponsor Letter Agreement (Lock-up Agreement)

In connection with Metals Acquisition Corp’s initial public offering, consummated on August 2, 2021, Metals Acquisition Corp, the Sponsor and each of the initial shareholders, directors and officers of Metals Acquisition Corp entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), dated July 28, 2021, pursuant to which the Sponsor and each of the initial shareholders, directors and officers of Metals Acquisition Corp agreed, among other things and subject to certain exceptions, to certain transfer restrictions on any of their Metals Acquisition Corp Class B ordinary shares until the earliest of (i) one year after the completion of Metals Acquisition Corp’s initial business combination and (ii) subsequent to the business combination, (x) if the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Metals Acquisition Corp’s initial business combination, or (y) the date on which Metals Acquisition Corp completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all holders of Metals Acquisition Corp Class A ordinary shares having the right to exchange their Class A ordinary shares for cash, securities or other property. In February 2024, the conditions outlined in (ii)(x) above were met and the transfer restrictions under the Sponsor Letter Agreement were removed.

Director Nomination Agreement

On June 12, 2023, we and BEP Special Situations VI LLC (“Bluescape”) entered into a director nomination side letter (the “Director Nomination Agreement”), which provides that, for so long as Bluescape (together with its affiliates) holds at least 1.25 million Ordinary Shares, Bluescape will at its sole discretion be entitled to (but not obliged to) designate one director to be nominated to our Board. In the event Bluescape and its affiliates, together, cease to hold at least 1.25 million Ordinary Shares, Bluescape shall promptly cause the resignation of such director and we may promptly remove such director at our sole discretion. Any person appointed as a director in accordance with the Director Nomination Agreement must not be prohibited from acting as a director under any applicable law or the rules of any relevant stock exchange and must be “independent” in accordance with the rules of any relevant stock exchange. Mr. van’t Hoff currently serves as Bluescape’s nominee in accordance with the Director Nomination Agreement.

Glencore’s Director Appointment Rights

Pursuant to the Share Sale Agreement, Glencore has the right to appoint one director to the Board for every 10% of Ordinary Shares that it beneficially owns. Mr. Rungta currently serves as Glencore’s appointee pursuant to the Share Sale Agreement.

A&R Registration Rights Agreement

At the Closing, we, the Sponsor and certain persons named therein entered into the amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which that certain Registration Rights Agreement, dated as of July 28, 2021, was amended and restated in its entirety, as of the Closing. As a result, the holders of registrable securities (as defined in the A&R Registration Rights Agreement) have the right to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $50 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than an aggregate total of three underwritten offerings in any 12-month period. In addition, the holders of registrable securities have “piggy-back” registration rights to include their securities in other registration statements filed by us subsequent to the Closing.

Royalty Deed

Concurrently with the Closing, the Royalty Deed between the Company, Glencore and CMPL became effective, pursuant to which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns. Net Smelter Returns are equal to the gross revenue minus allowable deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area (as defined in the Royalty Deed). Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and to take security (as a subordinated creditor) to secure CMPL’s obligations under the Royalty Deed. The Royalty Deed is governed by the laws of New South Wales, Australia. For the year ended December 31, 2024, we paid Glencore $4.9 million in royalties pursuant to the Royalty Deed.

Offtake Agreement

Concurrently with the Closing, we entered into a new Offtake Agreement with GIAG. The Offtake Agreement is a life-of-mine obligation, pursuant to which we are committed to selling all Material to GIAG, and GIAG is committed to buying all Material. The Offtake Agreement is governed by the laws of England and Wales. For the year ended December 31, 2024, we made $328.8 million of copper sales and $11.9 million of silver sales for a total of $340.7 million in revenue (net of tolling, refining and freight charges) under the Offtake Agreement.

Transitional Services Agreement

CMPL and Glencore Australia Holdings Pty Limited (Australian Treasury) (“GAH”) are parties to a transitional services agreement under which GAH has agreed to provide the benefit of certain transitional services and group contracts for a period post-closing in order to assist CMPL to transition and operate the business on a standalone basis. GAH will be paid a service fee in exchange for the performance of those services in accordance with the terms of the transitional services agreement. For the year ended December 31, 2024, we paid $0.144 million in service fees to GAH pursuant to the transitional services agreement. The transitional services agreement was terminated by mutual agreement in March 2024.

Rehabilitation Bond Amendments

CMPL owes and maintains certain security bond liabilities to the New South Wales Government (the “State”) in respect of environmental rehabilitation obligations of the CSA Copper Mine (or “Security Bond Liability” as such term is defined in the Share Sale Agreement). The parties agreed before completion of the Business Combination that, to the extent CMPL’s Security Bond Liability increases beyond the amount applicable as at the date of the Share Sale Amendment, Glencore agrees to procure that it, or its related bodies corporate, will procure bank guarantees or securities are provided to the State on behalf of the Company at Glencore’s cost for the portion of such Security Bond Liability that exceeds the current Security Bond Liability during the period on and from completion of the Business Combination until the earlier of (i) the refinancing of Metals Acquisition Corp’s Senior Facilities or (ii) the date that the Senior Facilities are repaid or canceled in full. The original agreement was subsequently amended and the parties agreed that Glencore would maintain Security Bond Liability cover in place up to A$44.03 million for an interim period until the earlier of (i) the refinancing of Metals Acquisition Corp’s Senior Facilities, and (ii) December 16, 2024. Until June 16, 2024, interest accrues on the amount outstanding for the bond liabilities at an interest rate of 2.75%. On and from June 17, 2024 until December 16, 2024 interest accrues on the amount outstanding for the bond liabilities at an interest rate of 6.5%. If a replacement facility for the Security Bond Liability is not put in place by us by December 16, 2024, interest accrues on the amount outstanding for the bond liabilities at an interest rate of 20%. For the year ended December 31, 2024, the total amount outstanding, including total interested paid or accrued to December 31, 2024, was $1.6 million.

First Amendment to the Senior Facilities

On June 9, 2023, MAC-Sub (as borrower) and Metals Acquisition Corp and the Company (as guarantors) entered into the First Amendment to the SFA. Citi Debt, Bank of Montreal, and Harris Bank, N.A. are the mandated lead arrangers and bookrunners. The following summarizes the material terms of the SFA, which is qualified in its entirety by the terms and conditions of the SFA.

The SFA establishes a number of credit facilities to be available to MAC-Sub in connection with the Business Combination. The SFA also establishes mechanisms for how the funds provided under the Senior Facilities can be drawn down and used, and otherwise how the Company, MAC-Sub, and CMPL (post-Closing) must conduct business (particularly in relation to cash and bank accounts, maintaining and dealing with assets, informational reporting, and other management matters). The SFA provides for a US$258 million syndicated senior secured debt facility (comprising of a US$205 million acquisition term loan and US$25 million revolving credit facility for working capital and a US$28 million (A$40 million) letter of credit facility) in available credit to MAC-Sub. The SFA provides the rate of interest on each loan is the percentage rate per annum which is the aggregate of the applicable margin, 3.00% for Facility A and Facility B, and Compounded Reference Rate (as defined therein) for that day, except that if that rate is less than zero, the Compounded Reference Rate shall be deemed to be zero. The SFA is based upon a market form (from the Asia Pacific Loan Market Association (Australian Branch)) and is governed by New South Wales law. For the year ended December 31, 2024, the amount outstanding of the SFA was US$159 million, of which the largest amount outstanding since the beginning of the term was US$230 million.

Deed of Amendment to the Mezz Facility

MAC-Sub (as borrower), Metals Acquisition Corp and the Company (as guarantors) and Sprott (as lender) entered into a Deed of Amendment to the Mezzanine Loan Note Facility Agreement dated June 8, 2023 pursuant to which Sprott made available a US$135 million loan facility agreement available to MAC-Sub, for funding purposes in connection with the Business Combination (the “Mezz Facility”). MAC-Sub is subject to standard and customary mandatory prepayment terms for a facility of this nature, including a rate of interest which is the aggregate of the applicable Margin (as defined therein) and Term Reference Rate (as defined therein) for that day, except that if that rate is less than 2.00%, the Term Reference Rate shall be deemed to be 2.00%, and the Mezz Facility is subject to substantially similar terms relating to conditions, representations and warranties, customary terms, covenants, conditions precedents, events of default and other provisions as the SFA by and between MAC-Sub and several lenders. In connection with the Mezz Facility, we, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP (the “Equity Subscriber”) and Sprott Private Resource Lending II (Collector-2), LP, (the “Warrant Subscriber”) entered into the Sprott Subscription Agreement pursuant to which the Equity Subscriber committed to purchase 1,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate purchase price of $15,000,000. In addition, in accordance with the terms of the Mezz Facility, the Warrant Subscriber received 3,187,500 Financing Warrants once the Mezz Facility began. Each Financing Warrant entitled the holder to purchase one Ordinary Share. The Financing Warrant documentation contains customary anti-dilution clauses. For the year ended December 31, 2024, the amount outstanding of the Mezz Facility was $145.3 million, of which the largest amount outstanding since the beginning of the term was $145.3 million.

Amended and Restated Silver Stream Agreement

On June 9, 2023, Osisko Bermuda Limited (“Osisko”), Metals Acquisition Corp, the Company and MAC-Sub entered into the amended and restated silver stream agreement (the “Silver Stream”) providing for the purchase by Osisko, and a sale by Metals Acquisition Corp, of Refined Silver equal to the amount of silver produced from the CSA Copper Mine during the life of the mine. On June 15, 2023, Osisko advanced to us a US$75,000,000 upfront cash deposit (the “Deposit”) on account of future deliveries of refined silver by us to Osisko referenced to silver production from the CSA Copper Mine. The Deposit was used for the purposes of partly financing the Business Combination. The Silver Stream is governed by New South Wales law. For the year ended December 31, 2024, the Company sold $12.1 million worth of Refined Silver pursuant to the agreement.

Amended and Restated Copper Stream Agreement

On June 9, 2023, Osisko, Metals Acquisition Corp, the Company and MAC-Sub entered into the amended and restated copper stream agreement (the “Copper Stream”) providing for the purchase by Osisko, and a sale by Metals Acquisition Corp of Refined Copper equal to, from June 16, 2024, the amount of, 2.25% to 4.875% (set by reference to time since the Business Combination and quantum of copper deliveries made) of copper produced from the CSA Copper Mine during the life of the mine. On June 15, 2023, Osisko advanced to us the Deposit on account of future deliveries of refined copper by us to Osisko referenced to copper production from the CSA Copper Mine. The Deposit was used for the purposes of partly financing the Business Combination. The Copper Stream is governed by New South Wales law. For the year ended December 31, 2024, the Company sold $6.8 million worth of Refined Copper pursuant to the agreement.

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Contracts & Procurement

We obtain the benefit of certain goods and services (including critical supplies such as electricity, consumables and plant and equipment) through procurement contracts and purchase orders which have been entered into by other members of the Glencore group, or contracts which certain members of the Glencore group have entered into as agent for CMPL (as well as other entities in the Glencore group). This allows the Glencore group to maintain a centralized procurement function across multiple mines and entities in the broader group, and in some instances obtain the benefit of volume discounts. We may be unable to obtain the benefits of these arrangements and may need to seek alternative service and products providers or renegotiate new contracts with existing service providers. See “Item 3 Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations are underpinned by numerous contractual arrangements with third parties and non-compliance with these arrangements may substantially affect our operations or profits.”

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

20 Largest Shareholders

The following table sets forth, as of February 28, 2025, our 20 largest shareholders of each class of quoted securities on ASX (being Ordinary Shares and CDIs), the number of securities held and percentages held.

			% of issued
Name		Number of securities	combined
1	CEDE & CO	23,075,931	27.97%
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	16,103,341	19.52%
3	GLENCORE OPERATIONS AUSTRALIA PTY LIMITED	10,000,000	12.12%
4	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	9,494,447	11.51%
5	OSISKO BERMUDA LIMITED	4,000,000	4.85%
6	CITICORP NOMINEES PTY LIMITED	3,195,930	3.87%
7	BEP SPECIAL SITUATIONS VI LLC	2,083,333	2.53%
8	GANNET CAPITAL PTY LTD <VSP GLOBAL MULTI STRAT A/C>	1,262,131	1.53%
9	MCMULLEN GEOLOGICAL SERVICES PTY LTD	1,190,047	1.44%
10	GANNET CAPITAL PTY LTD ATF VICTOR SMORGON PARTNERS GLOBAL MULTI-STRATEGY FUND	1,060,929	1.29%
11	ARGO INVESTMENTS LIMITED	754,903	0.92%
12	MR KENNETH JOSEPH HALL <HALL PARK A/C>	727,624	0.88%
13	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	599,449	0.73%
14	GANNET CAPITAL PTY LTD <VSPGMS MAC SPV A/C>	536,384	0.65%
15	UBS NOMINEES PTY LTD	463,677	0.56%
16	MCMULLEN GEOLOGICAL SERVICES PTY LTD	433,313	0.53%
17	BNP PARIBAS NOMS PTY LTD	425,008	0.52%
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	402,314	0.49%
19	NATIONAL NOMINEES LIMITED	396,048	0.48%
20	NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C>	390,736	0.47%
	Total top 20	76,595,545	92.86%
	Total other holders	5,892,399	7.14%
	Total all holders	82,487,944	100.00%

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS 3.

A.7	Legal Proceedings

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

On March 12, 2025, we announced that we exercised our right to repay the Mezz Facility in full, paying a total of US$160.1 million to Sprott, which includes interest from January 1 to June 16, 2025. The new facilities comprise of a US$159 million term loan facility, an upsized US$125 million revolving credit facility extended to March 14, 2028 and a A$45 million environmental bond now provided by three Australian banks.

C.Australian Disclosure Requirements

Compliance Statement under ASX Listing Rule 4.10.19

The following information is provided in accordance with ASX Listing Rule 4.10.19. The Company confirms that it used the cash and assets in a form readily convertible to cash that it had at the time of admission to the ASX in a way that is consistent with its business objectives and in a manner that is consistent with the use of funds disclosed in the replacement prospectus lodged by the Company with ASIC (which replaced the Company’s original prospectus lodged by the Company with ASIC on January 26, 2024) to undertake the ASX Listing.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares commenced trading on the NYSE under the symbol “MTAL” on June 16, 2023. Our CDIs commenced trading on the ASX under the symbol “MAC” on February 20, 2024.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Australian Disclosure Requirements

Number of Holders

The following table sets forth, as at February 28, 2025, the number of holders of each class of securities in the Company.

Securities	Number of Securities		Number of Holders
Ordinary Shares (or CDIs)	82,487,944	[1]	1,106
Financing Warrants	3,187,500		1
RSUs	534,212		27
PSUs	540,616		9
DSUs	91,768		6
1)	Including 42,569,754 Shares issued to Chess Depository Nominees Pty Limited underlying 42,569,754 Ordinary Shares, being the CDIs quoted on ASX.
2)	One of the U.S. holders of record for Ordinary Shares is CEDE & CO., a nominee of The Depository Trust Company. We believe that the securities held by CEDE & CO. include securities beneficially owned by both holders in the U.S. and non-U.S. beneficial owners, such that there is a risk the holder numbers are not representative of the actual number of beneficial holders.

As at February 28, 2025, the number of holders holding less than a marketable parcel of securities (including CDI holders) is 51. No Company securities on issue are subject to restriction or voluntary escrow, other than certain re-sale restrictions applicable to U.S. persons under U.S. securities laws.

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

Voting rights

As each CDI represents one Ordinary Share, a CDI holder will be entitled to one vote for every CDI they hold. The RSUs, PSUs and DSUs do not confer any right to vote. The Financing Warrants do not entitle a holder to any of the rights of a shareholder of us.

Distribution Schedule

The following table sets forth, as at February 28, 2025, the distribution schedule of the Company.

		Number of Ordinary Shares	% of Ordinary Shares
Range	Total holders	(or CDIs)	(or CDIs)
1 to 1,000	679	254,085	0.31%
1,001 to 5,000	310	706,511	0.86%
5,001 to 10,000	33	233,348	0.28%
10,001 to 100,000	47	1,558,946	1.89%
100,001 and over	37	79,735,054	96.66%
Total	1,106	82,487,944	100%

Unquoted equity securities

The following table sets forth, as at February 28, 2025, for each class of unquoted securities (except Ordinary Shares and CDIs) the number of securities that are on issue and the number of holders.

Securities	Number of Securities	Number of Holders
Financing Warrants	3,187,500	1
RSUs	534,212	27
PSUs	540,616	9
DSUs	91,768	6

The following table details, where a person holds 20% or more in an unquoted class of securities, the name of the holder and the number of equity securities held by them (excluding securities issued or acquired under an employee incentive scheme, being the RSUs, PSUs and DSUs).

	Financing Warrants
Holder	#	%
SPROTT PRIVATE RESOURCE	3,187,500	100%

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

U.S. Federal Income Tax Considerations

General

The following is a discussion of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion addresses only U.S. Holders that hold Ordinary Shares as “capital assets” (generally, property held for investment) within the meaning of the Code, and assumes that any distributions made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our Ordinary Shares will be in U.S. dollars. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status, including:

●	our officers or directors;
●	banks, financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our shares by vote or value;
●	persons that acquired Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
●	persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and
●	persons whose functional currency is not the U.S. dollar.

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

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS, AS WELL AS ANY APPLICABLE TAX TREATIES.

As used herein, a “U.S. Holder” means a beneficial owner of our Ordinary Shares (as the case may be) who or that is for U.S. federal income tax purposes:

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

U.S. Federal Income Tax Considerations of the Ownership and Disposition of our Ordinary Shares

Taxation of Dividends and Other Distributions

Subject to the PFIC rules discussed below, if we make a distribution of cash or other property to a U.S. Holder with respect to such holder’s Ordinary Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in our Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. We may not determine our earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by us will be treated as a dividend.

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

Taxation on the Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Ordinary Shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition, and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares disposed of.

A U.S. Holder’s adjusted tax basis in its Ordinary Shares will generally equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. An Ordinary Share acquired pursuant to the exercise of a Company warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. It is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. U.S. Holders should consult their tax advisors regarding their basis and holding period in an Ordinary Share acquired on the cashless exercise of a warrant.

Subject to the PFIC rules discussed below, under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. However, it is unclear whether the redemption rights with respect to the Metals Acquisition Corp ordinary shares may have prevented the holding period of the Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PFIC Status of Metals Acquisition Corp and the Company

Based on the composition of our income and assets, we do not believe that the Company was a PFIC for the taxable year ending on December 31, 2024, and do not expect to be a PFIC for the current taxable year or the foreseeable future. However, because PFIC status is a factual determination based on the income, assets and activities of the Company for the entire taxable year (and in certain circumstances, the market price of our Ordinary Shares, which may fluctuate), it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, the facts on which any determination of PFIC status are based may change from year to year. Accordingly, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

Additionally, although a foreign corporation’s PFIC determination will be made annually, absent certain elections described below, a determination that Metals Acquisition Corp or the Company is or was a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in the Company, whether or not we are a PFIC in those subsequent years. Because, following the Merger, the Company is treated as the successor to Metals Acquisition Corp for U.S. federal income tax purposes, any Ordinary Shares treated as exchanged for Metals Acquisition Corp ordinary shares in the Merger, or received on the exercise of a Company warrant treated as exchanged for a Metals Acquisition Corp warrant in the Merger may, in the absence of certain elections described below, be treated as stock of a PFIC if Metals Acquisition Corp was treated as a PFIC during the holding period of a U.S. Holder. Because Metals Acquisition Corp was a blank-check company with no active business, it likely met the PFIC income or asset tests for its prior taxable years, and would have been classified as a PFIC unless the start-up exception applies, which is unlikely.

Application of PFIC Rules to Ordinary Shares

If (i) Metals Acquisition Corp or the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares, and (ii) the U.S. Holder did not make a timely and effective qualified electing fund (“QEF”) election for the first year in its holding period in which Metals Acquisition Corp or the Company (as the case may be) is a PFIC (such taxable year as it relates to a U.S. Holder, the “First PFIC Holding Year”), a QEF election along with a purging election, or a mark-to-market election, each as described below, such U.S. Holder will generally be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

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

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE OWNERSHIP OR DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

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

In general, a valid QEF election previously made with respect to a foreign corporation that has ceased to be a PFIC will continue to apply if such corporation subsequently becomes a PFIC again. However, in order to make and comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the relevant PFIC each year. Because we do not currently intend to provide a PFIC Annual Information Statement in the future, we do not expect that a QEF election would be available with respect to our Ordinary Shares if we were to become a PFIC in the future, and any QEF elections previously made with respect to our Ordinary Shares may be invalidated in such case if the electing holder continues to own Ordinary Shares at such time. U.S. Holders should consult their tax advisors with respect to any QEF election previously made with respect to our Ordinary Shares or Metals Acquisition Corp ordinary shares.

The application of the PFIC rules to Ordinary Shares acquired on the exercise of Company warrants is unclear. Proposed Treasury regulations under section 1291 of the Code (which have a retroactive effective date) generally provide that such shares will be deemed to have a holding period for purposes of the PFIC rules that includes the U.S. Holder’s holding period for the warrants (including, in the case of a Company warrant, any portion of such holding period attributable to the U.S. Holder’s ownership of any Metals Acquisition Corp warrant treated as surrendered in exchange for a Company warrant in the Merger), in which case the adverse tax consequences relating to PFIC shares would generally apply to such newly acquired Ordinary Shares if we were a PFIC at any time during the period the U.S. Holder’s holding period for the warrants, even if we are not a PFIC at the time of exercise. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury regulations under section 1291 of the Code may be adopted and how any such Treasury Regulations would apply. If Ordinary Shares received on the exercise of Company warrants are treated as PFIC shares (either because of the application of the proposed regulations, or because we are a PFIC at the time of exercise and no QEF election is effective with respect to such Ordinary Shares), the adverse tax consequences described above will continue to apply to such shares unless the U.S. Holder makes a purging election. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the adverse PFIC consequences described above in respect of its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that Metals Acquisition Corp or the Company is treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which the Company is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

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

The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their tax advisors concerning the application of the PFIC rules to our Ordinary Shares in light of their particular circumstances.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

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

The Income Tax (Jersey) Law 1961 (as amended) (the “Law”) provides that the general basic rate of income tax on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey, will be zero percent, and that:

●	only a limited number of financial services companies (as defined below) shall be subject to income tax at a rate of 10 percent;
●	qualifying large corporate retailers (as defined in the Law) shall be subject to income tax at a rate of up to 20 percent (to be determined in accordance with Article 123L of the Law); and
●	only utility companies (as defined in the Law), companies involved in the importation or distribution of hydrocarbon oil and Jersey Property Profits (as defined below) shall be subject to income tax at a rate of 20 percent.

A financial services company means any company that:

●	is registered under the Financial Services (Jersey) Law 1998 (the 1998 Law) to carry out:
●	investment business;
●	trust company business;
●	fund services business, as an administrator, custodian or registrar in relation to an unclassified fund or an unregulated fund; or
●	general insurance mediation business as described in either class P or class Q of the Schedule to the Financial Services (Financial Service Business) (Jersey) Order 2009;

●	is registered under the Banking Business (Jersey) Law 1991, other than a company registered for business continuity under that Law, pursuant to Article 9A of the Banking Business (General Provisions) (Jersey) Order 2002;
●	holds a permit under the Collective Investment Funds (Jersey) Law 1988 (the “CIF Law”) by virtue of being a functionary who is an administrator, registrar or custodian mentioned in Part 2 of the Schedule to the CIF Law;
●	holds either a Category A or Category B permit under the Insurance Business (Jersey) Law 1996; or
●	is a company trading in the provision of credit facilities to customers by way of making any advance or granting any credit including (but not limited to):
●	the provision, in connection with the supply of goods by hire purchase, leasing, condition sale or credit sale, of credit in instalments for which a separate charge is made and disclosed to the customer; and
●	any assignment to the company of an advance or credit repayable by the customer to a person other than the company.

Jersey Property Profits means:

●	the annual profits or gains arising in respect of any rents or receipts as follows, that is to say —
●	rents under leases of land in Jersey,
●	rents, and
●	other receipts arising to the owner of land in Jersey from, or by virtue of, the owner’s ownership of that land including any receipts arising from a license to occupy land;
●	the annual profits or gains arising or accruing from the trade, carried on in Jersey, of the disposal, on a commercial basis, of land or any building or structure, or any part thereof, which is situated in Jersey; and the annual profits or gains arising or accruing from the trade of the exploitation of land in Jersey by the exploration, excavation, excision, extrication, extirpation, exsiccation, expropriation or extraction or recovery of stone, minerals and other inorganic solid materials.

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

OECD Consultations on Changes in Tax Law

On October 8, 2021, the Organisation for Economic Co-operation and Development (“OECD”) / G20 inclusive framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) published a statement updating and finalising the key components of a two-pillar plan on global tax reform originally agreed on July 1, 2021, and a timetable for implementation by 2023. The timetable for implementation has since been extended to 2024. The Inclusive Framework plan has now been agreed to by 142 OECD members, including several countries which did not agree to the initial plan. Under pillar one, a portion of the residual profits of multinational businesses with global turnover above €20 billion and a profit margin above 10% will be allocated to market countries where such allocated profits would be taxed. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. On October 30, 2021, the G20 formally endorsed the new global minimum corporate tax rate rules.

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

Jersey has implemented a Pillar Two Income Inclusion Rule pursuant to the Multinational Taxation (Global Anti-Base Erosion – IIR Tax) (Jersey) Law 202 – and a Domestic Minimum Tax pursuant to the Multinational Corporate Income Tax (Jersey) Law 202 – (the “MCIT Law”) which applies to accounting periods beginning on or after January 1, 2025. The new domestic tax measure, known as the multinational corporate income tax (“MCIT”), and new income inclusion rule, sits alongside Jersey’s existing 0/10 corporate income tax system, which remains unaltered.

The MCIT aligns with the OECD’s Global Anti Base Erosion (“GloBE”) Model Rules so that Jersey companies and Jersey branches of in-scope multinational enterprise (“MNE”) groups now pay an effective rate of 15% on their taxable profits. The Jersey Government does not intend to enact an undertaxed profits rule at the current time.

There is a de minimis exclusion under the MCIT Law where a reporting entity of an in-scope MNE group can elect for an annual exemption if the group’s average GloBE revenue of Jersey for the fiscal year is less than €10 million or the group’s average GloBE income or loss for Jersey is less than €1 million.

Corporate businesses that are below the threshold of €750 million global annual revenue are not impacted as they remain under Jersey’s existing corporate income tax regime.

Economic Substance

The Taxation (Companies — Economic Substance) (Jersey) Law 2018 (the “Substance Law”) came into force on January 1, 2019. The Substance Law addresses the concerns of the EU Code of Conduct Group (Business Taxation) regarding economic substance raised as part of the Base Erosion and Profit Shifting Project. On March 12, 2019, the EU Council placed Jersey on the “White List” recognizing it as being cooperative and having fulfilled its commitments given in 2017.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

K.	Annual Report to Security Holders

Not applicable.

L.	Corporate Governance Statement (Australian Disclosure Requirement)

In accordance with ASX Listing Rule 4.10.3, our Corporate Governance Statement can be found on our website at maccopperlimited.com. The Corporate Governance Statement is current as at March 28, 2025 and has been approved by the Board.

We are fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition). The ASX Fourth Edition is available on asx.com.au.

M.	Takeover and Substantial Holdings Regulations (Australian Disclosure Requirement)

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

For purposes of sections 13(d) and 13(g) of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or direct the disposition, of a security, or has the right to acquire such voting or investment power within 60 days. A Schedule 13D filer must promptly file an amendment whenever a material change occurs in the facts set forth in a Schedule 13D filing, such as the acquisition or disposition of 1% or more of the issuer’s securities (or less if the result of the change is material) or a material change in the filer’s percentage ownership. Schedule 13G filers must also file amendments to report any changes in a previously filed Schedule 13G within 45 days after the end of the calendar quarter in which any material change occurred.

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

As at December 31, 2024, we had available cash amounting to $172 million.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Australian Disclosure Requirements

Number of RSUs, DSUs and PSUs on issue

The following table sets forth the number of RSUs, DSUs and PSUs on issue during the relevant period (being the period ending December 31, 2024).

	Number on Issue During	Number on Issue at end of
Convertible Securities	Relevant Period	Relevant Period
RSUs	663,224	452,390
PSUs	361,742	353,445
DSUs	93,590	76,306

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

RSUs vest in accordance with the determined vesting schedule subject to the holder remaining in continuous service through the applicable vesting date. Vesting of the PSUs occurs on the third anniversary of the issue date (or such other date specified in the applicable award), subject to the holder’s continued service as an employee, director or consultant of us and the Board determining the “performance measures” are attained. The “performance measures” are the performance metrics and targets established by the Board, consisting of a performance metric based on relative total shareholder return against a peer group of ASX, TSX, London Stock Exchange (“LSE”) and NYSE listed copper producers based on a 30-day VWAP measured on the relevant testing date with scaling payout.

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

Number of RSUs, DSUs and PSUs converted or cancelled during the relevant period

The following table sets forth the number of RSUs, DSUs and PSUs converted to ordinary shares (or CDIs), converted for cash and cancelled / forfeited for no consideration during the relevant period (being the period ending December 31, 2024).

	Converted to	Converted for	Cancelled /
Convertible Securities	Shares / CDIs	Cash	Forfeited
RSUs	32,550	168,627	9,657
PSUs	Nil	Nil	8,297
DSUs	17,284	Nil	Nil

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.	Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures designed with the objective of ensuring that information in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Certifying Officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Certifying Officers carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a -15(e) and 15d-15(e) under the Exchange Act) as at December 31, 2024, the end of the period covered by this Annual Report on Form 20-F. Based upon their evaluation, our Certifying Officers concluded that, as at December 31, 2024, our disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

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

B.	Management’s annual report on internal control over financial reporting

As required by the SEC rules and regulations relating to the implementation of Section 404 of SOX, our management is responsible for establishing and maintaining adequate internal control over financial reporting. This is the first year in which we are required to adopt the enhanced requirements of Section 404 of the SOX. Therefore, this Annual Report includes an opinion by our external auditors on the effectiveness of internal controls over financial reporting as at December 31, 2024, in addition to management’s assessment of the effectiveness of internal controls over financial reporting under the requirements of Section 404(a) of SOX.

Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company;

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on such assessment, our management has concluded that, although the Group’s consolidated Financial Statements included in this filing fairly present, in all material aspects, the financial position of the Group as at December 31, 2024 and the results of operations and cashflows for the periods presented, our internal control over financial reporting was not effective due to the material weaknesses in internal control over financial reporting described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with its assessment, our management identified material weaknesses in our internal control over financial reporting as at December 31, 2024 related to:

(i)	insufficient entity level controls and controls over financial processes to prevent, detect or mitigate the risks of material errors in the financial statements;
(ii)

insufficient IT general controls designed and implemented to mitigate the risk associated with access management, change management and IT operations, which support the Company's financial reporting, resulting in ineffective IT dependent and automated controls;

(iii)	lack of controls over the processes operated by third party service organizations;
(iv)	inadequate segregation of duties in financial processes; and
(v)

inadequate evidence supporting review controls operated by management, including over the completeness and accuracy of data and reports used in the operation of these controls, and over the work performed by management specialists.

These control deficiencies did not result in a material misstatement to the Group’s consolidated financial statements for the year ended December 31, 2024. However, the control deficiencies identified created a reasonable possibility that a material misstatement to the Group’s consolidated financial statements would not have been prevented or detected on a timely basis. Therefore, management concluded that the deficiencies represented a material weakness in our internal control over financial reporting and that our internal control over financial reporting was not effective as at December 31, 2024.

Remediation of material weaknesses

Throughout the year, management has taken steps to uplift internal control over financial reporting, including:

(i)	the hiring of accountants and financial personnel with relevant SEC reporting and SOX compliance experience, and expanding the capabilities of existing accounting and financial reporting personnel;
(ii)

the engagement of external consultants to assist with the design and implementation of a formal risk assessment and documentation of financial reporting risks and controls in accordance with section 404a of SOX; and

(iii)

the implementation of formal controls and procedures over cut off and accounting close to mitigate risk of error in presentation of financial position and the results of operations and cashflows at reporting dates.

Whilst progress has been made, a number of material weaknesses exist as at December 31, 2024 as noted above. Management has engaged a third party consultant to assist with the remediation plan, which includes:

(i)	adequately evidencing entity level controls that are in place to support an effective overall operating control environment;
(ii)	defining and commencing implementation of a plan to remediate IT General Controls regarding access management, change management and IT operations;
(iii)	working with service organizations engaged by the Company to better evidence monitoring of the operating effectiveness of controls they operate;
(iv)	designing and implementing segregation of duties in financial processes; and
(v)	designing and implementing enhanced documentation procedures that adequately evidence the precision of management review controls and controls with a review element.

While management has begun the remediation process, these underlying control deficiencies cannot be considered remediated until the enhanced controls have been designed, implemented and operated effectively for a sufficient period of time.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as at December 31, 2024, has been audited by Ernst & Young, our independent registered public accounting firm, as stated in their report, which is included in the Annual Report.

D.	Changes in Internal Control over Financial Reporting

In the prior year, we reported three material weaknesses. During the year, we determined that two of these have not been fully remediated whilst the cut-off material weakness (relating to the CSA acquisition) is no longer applicable in the current period. The two un-remediated prior period material weaknesses have contributed to the material weaknesses in the current period and are incorporated in the material weaknesses reported above.

Other than described above in this item, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

Not applicable.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Board has established an audit committee with Rasmus Kristoffer Gerdeman, Leanne Heywood and Anne Templeman-Jones serving as members of the committee. The Board has determined that each of Mr. Gerdeman, Ms. Heywood and Ms. Templeman-Jones meet the independence requirements under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. Mr. Gerdeman serves as the Chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and the Board has determined that Mr. Gerdeman, Ms. Heywood and Ms. Templeman-Jones qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. For information relating to qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Ernst & Young, our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed.

	Years Ended December 31,
	2024		2023		2022
(in thousands)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Audit Fees	$1,234,000	100%	$1,490,793	100%	$303,258	100%
Audit-related Fees	—	—	—	—	—	—
Tax Fees	—	—	—	—	—	—
All Other Fees	—	—	—	—	—	—
Total	$1,234,000	100%	$1,490,793	100%	$303,258	100%

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

Audit Committee’s Pre-Approval Policies and Procedures

Subject to recommendation by the Board to the shareholders of the Company and election by the shareholders of the Company as required by the laws of Jersey, the Committee is directly responsible for the selection, appointment, compensation, retention, termination and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the Company’s independent auditor.

Audit Work Performed by other than Principal Accountant if Greater than 50%

Not applicable.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Maximum Number (or
	Total	Average	Ordinary Shares	Approximate Dollar Value) of
	Number of	Price Paid	(or Units) Purchased as	Ordinary Shares (or Units)
	Ordinary Shares	per Ordinary	Part of Publicly	that May Yet
	(or Units)	Share (or Units)	Announced Plans or	Be Purchased Under the Plans
	Purchased	($USD)	Programs	or Programs ($USD)
June 1 – 30, 2024	27,753	0.10	27,753	—

On June 5, 2024, we repurchased 27,753 Warrants in connection with the Redemption, which were redeemed for cash. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Warrant Redemption.”.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See our current report on Form 6-K furnished with the SEC on July 18, 2024 regarding change in our certifying accountant from Ernst & Young LLP, located in Canada to Ernst & Young, located in Australia, which is incorporated herein by reference.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

The Company has adopted a securities trading policy (the “Securities Trading Policy”) that is intended to explain the types of conduct in relation to dealing in securities that are prohibited by law and establish procedures for the buying and selling of securities to ensure that public confidence is maintained in the reputation of the Company and its Directors and employees, and in the trading of the Company’s securities.

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

A copy of the policy is included as Exhibit 11.1 to this Annual Report.

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

The Policy applies to all Company personnel (including employees, consultants and contractors) and to any records that contain personal information in any format and on any media, whether in electronic or paper form.

We rely on information technology systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business.

We continue to assess potential cybersecurity threats and make investments seeking to address and prevent these threats, including monitoring of our networks and systems, conducting penetration testing and upgrading skills, employee training and implementing security policies for us and our third-party providers. However, because the techniques used in cyberattacks are evolving and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we do not believe are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. For additional description of cybersecurity risks and potential related impacts on the Company, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—Information technology security breaches could harm our business activities and reputation.”

Cybersecurity Governance

The Nominating and Corporate Governance Committee of the Board provides oversight of the Company’s cybersecurity program and, at quarterly meetings, receives updates from the General Counsel (who has undertaken professional development training, including completion of training seminars titled Navigating Cyber Threats, together with Directors’ Duties and Cyber Resilience in February and March 2024, respectively). The Nominating and Corporate Governance Committee also approves the Policy. The General Counsel oversees program planning, coordination and implementation of the Policy, including:

1.	Periodic risk assessments related to a material change to the Company’s business practices that may implicate the security, confidentiality, integrity or availability of records containing personal information.
2.	Developing, maintaining and distributing information security policies and procedures designed to align with applicable laws and standards relevant to employees, contractors and (as applicable) other stakeholders.
3.	Developing, implementing and maintaining reasonable administrative, technical and physical safeguards designed to align with applicable laws and standards and intended to protect the security, confidentiality, integrity and availability of personal information that the Company owns or maintains on behalf of others.
4.	Overseeing risks from cybersecurity threats associated with third-party service providers that may have access to, or otherwise create, collect, use or maintain personal information on the Company’s behalf.
5.	Testing and monitoring the implementation and effectiveness of the Company’s information security program to help ensure it is operating in a manner reasonably designed to prevent unauthorized access to or misuse of personal information.
6.	Establishing and maintaining policies and procedures regarding information security incident response.
7.	Enforcing the Policy in accordance with the Company’s security policies and procedures and human resources policies.

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

PART III

ITEM 17.FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19.EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association.
2.1#	Share Sale Agreement, dated as of March 17, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Metals Acquisition Corp.
2.2*	Description of Securities.
2.3

Deed of Consent and Covenant, dated as of November 22, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.

2.4

CMPL Share Sale Agreement Side Letter dated as of April 21, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (now known as MAC Copper Limited).

2.5

CMPL Share Sale Agreement Side Letter dated as of May 31, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (now known as MAC Copper Limited).

2.6

CMPL Share Sale Agreement Side Letter dated as of June 2, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited (now known as MAC Copper Limited).

2.7	The Merger Agreement and Plan of Merger, dated May 22, 2023.
2.8	Warrant Agreement, dated as of July 28, 2021, by and between Metals Acquisition Corp and Continental Stock Transfer & Trust Company.
2.9	Specimen Warrant Certificate of the Company.
4.1	Form of Subscription Agreement, dated as of April 14, 2023.
4.2

Syndicated Facilities Agreement, dated as of February 28, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.

4.3

First Amendment to the Syndicated Facilities Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.

4.4

Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of March 10, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited (now known as MAC Copper Limited), Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.

4.5

Deed of Amendment to the Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of June 8, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited (now known as MAC Copper Limited), Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.

4.6

Subscription Agreement, dated as of March 10, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP and Sprott Private Resource Lending II (Collector-2), LP.

4.7	Sponsor Letter Agreement, dated as of July 28, 2021, by and among Sponsor, Metals Acquisition Corp and initial shareholders of Metals Acquisition Corp.
4.8	Silver Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
4.9

Amended and Restated Silver Purchase Agreement, dated as of June 9, 2023, by and between by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.

4.10	Silver Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
4.11	Copper Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
4.12

Amended and Restated Copper Purchase Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.

4.13	Copper Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
4.14	Registration Rights Agreement, dated June 15, 2023.
4.15	Offtake Agreement dated June 12, 2023.
4.16	Royalty Deed dated June 16, 2023.
4.17	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Metals Acquisition Corp.
4.18	Promissory Note, dated as of March 16, 2021, issued to an affiliate of Metals Acquisition Corp.
4.19	Securities Subscription Agreement, dated as of March 16, 2021, by and between Metals Acquisition Corp and the affiliates of the Sponsor.
4.20	Director Nomination Side Letter, dated June 12, 2023.
4.21†	Metals Acquisition Limited 2023 Long-Term Incentive Plan as of June 15, 2023.
4.22†	Metals Acquisition Limited 2023 Employee Stock Purchase Plan as of June 15, 2023.
4.23†	Metals Acquisition 2023 Non-Employee Directors Deferred Unit Plan as of June 15, 2023.
4.24	Form of Indemnification Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and each of its officers and directors.
4.25	Form of Subscription Agreement, dated as of October 11, 2023.
4.26

Amendment No. 1 to the Warrant Agreement, dated July 1, 2024 by and among the Company, Continental Stock Transfer & Trust Company, and Computershare Inc. and its affiliate Computershare Trust Company, N.A., as warrant agent.

4.27*

Deed of Amendment to the Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of December 13, 2024, between Metals Acquisition Corp. (Australia) Pty Ltd, MAC Copper Limited (formerly known as Metals Acquisition Limited), Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.

8.1*	List of Subsidiaries.
11.1	Securities Trading Policy.
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
13.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young (Australia)
15.2*	Consent of Ernst & Young LLP (Canada)
15.3*	Consent of Deloitte Touche Tohmatsu
15.4*	Consent of Jan Coetzee of Metals Acquisition Corp. (Australia) as Qualified Person
15.5*	Consent of Eliseo Apaza of Cobar Management Pty Ltd as Qualified Person
15.6*	Consent of Behre Dolbear Australia Minerals Industry Consultants as Qualified Person
15.7*	Consent of Cube Consulting Pty Limited as Qualified Person
96.1	Technical Report Summary — CSA Copper Mine — New South Wales — Australia, effective as of April 22, 2024, by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons.
97.1†	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Furnished herewith
†	Indicates a management contract or any compensatory plan, contract or arrangement.
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

MAC COPPER LIMITED

	By:	/s/ Michael James McMullen
Date: March 28, 2025		Name: Michael James McMullen
Title: Chief Executive Officer, Director

MAC COPPER LIMITED

	By:	/s/ Morné Engelbrecht
Date: March 28, 2025		Name: Morné Engelbrecht
Title: Chief Financial Officer and Chief Accounting Officer

MAC Copper Limited

(formerly known as Metals Acquisition Limited)

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1435)	F-2
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1263)	F-6
Consolidated Statement of Profit or Loss and Other Comprehensive Income or Loss for Years Ended December 31, 2024, December 31, 2023 and December 31, 2022	F-7
Consolidated Statement of Financial Position as at December 31, 2024 and December 31, 2023	F-8
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, December 31, 2023 and December 31, 2022	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, December 31, 2023 and December 31, 2022	F-10
Notes to the Audited Consolidated Financial Statements	F-11

CMPL

Page
CMPL – Audited Financial Statements for the period from January 1 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1070)	F-81
Statement of Profit or Loss and Other Comprehensive Income for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021	F-82
Statement of Financial Position as at June 15, 2023, December 31, 2022 and December 31, 2021	F-83
Statement of Changes in Equity for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021	F-84
Statement of Cash Flows for the period from January 1, 2023 to June 15, 2023 and the years ended December 31, 2022 and December 31, 2021	F-85
Notes to the Audited Financial Statements	F-86

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MAC Copper Limited (formerly known as Metals Acquisition Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MAC Copper Limited (formerly known as Metals Acquisition Limited) (the Company) as of December 31, 2024, the related consolidated statement of profit or loss and other comprehensive income or loss, statement of changes in equity and cash flows in the period ended December 31, 2024, and the related notes(collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 28, 2025 expressed an adverse opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The Valuation of Financial Instruments with Level 2 and 3 Inputs

Description of the Matter

As disclosed in Note 23 to the consolidated financial statements, the Company has issued several Financial Instruments at fair value totalling $220,955 thousand, where fair value is measured using level 2 and level 3 inputs and assumptions. The key level 2 and level 3 inputs and assumptions used in the Company’s fair value included forecast commodity price assumptions, future amounts of copper and silver deliveries, discount rates, forecast interest rates, share price volatility and the Company’s own credit spreads.

Auditing the valuation of Financial Instruments required complex auditor judgement and the involvement of specialists, due to the highly judgmental and subjective nature of the key inputs and assumptions described above and used in the valuation calculations.

How we Addressed the Matter in our Audit

As part of our testing on the forecast commodity price assumptions, discount rate, forecast interest rate, share price volatility, the Company’s own credit spread, with the assistance of our valuation specialists we evaluated the reasonability of the methodology used to determine each assumption and compared the assumptions to independently sourced analysts’ and broker forecasts, and relevant observable market data.

As part of our testing on the future amounts of copper and silver deliveries (forecast deliveries), with the assistance of our mine plan specialist, we evaluated the methodology used and reasonability of input data in the mineral reserves and mineral resources quantities which form the basis of the copper and silver deliveries assumption. We assessed the competence and objectivity of management’s competent persons. We analysed the forecast deliveries by comparing to the total mineral reserves and resources and performed an analysis of the changes in forecast deliveries relative to the prior period. We compared the future amounts of copper and silver deliveries to the amounts used in the valuations to ensure consistency between forecasts.

We also evaluated the adequacy of the disclosures made in the consolidated financial statements in relation to this matter.

/s/ Ernst & Young

We have served as the Company’s auditor since 2024.

Sydney, Australia

March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MAC Copper Limited (formerly known as Metals Acquisition Limited)

Opinion on Internal Control Over Financial Reporting

We have audited MAC Copper Limited’s (formerly known as Metals Acquisition Limited) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, MAC Copper Limited (formerly known as Metals Acquisition Limited) (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (i) insufficient entity level controls and controls over financial processes to prevent, detect or mitigate the risk of material errors in the financial statements, (ii) insufficient IT general controls designed and implemented to mitigate the risk associated with access management, change management and IT operations, which support the Company's financial reporting, resulting in ineffective IT dependent and automated controls, (iii) lack of controls over the processes operated by third party service organisations, (iv) Inadequate segregation of duties in financial processes; and (v) inadequate evidence supporting review controls operated by management, including over the completeness and accuracy of data and reports used in the operation of these controls, and over the work performed by management specialists.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 28, 2025, which expressed an unqualified opinion thereon.

Basis of opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young

Sydney, Australia

March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of MAC Copper Limited (formerly known as Metals Acquisition Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MAC Copper Limited (formerly known as Metals Acquisition Limited) and subsidiaries (the “Company”), as of December 31, 2023, the related consolidated statements of profit or loss and other comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the years ended December 31, 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

We served as the Company's auditor from 2022 to 2023.

Toronto, Canada

March 28, 2024, except for the effects of the adjustments related to the retrospective change in Note 26, as to which the date is March 28, 2025.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Consolidated statement of profit or loss and other comprehensive income or loss

For the years ended 31 December

US$ thousand	Notes	2024	2023	2022
Revenue	6	340,736	158,999	—
Cost of goods sold	7	(223,394)	(141,166)	—
Administrative expenses	7	(19,055)	(79,607)	(9,973)
Selling and distribution expenses	7	(18,859)	(11,421)	—
Other expenses, net		(2,389)	(1,753)	—
Income/(loss) from operations		77,039	(74,948)	(9,973)

Finance income	8	2,706	5,448	3,753
Finance costs	8	(78,069)	(42,803)	(20,234)
Net change in fair value of financial instruments	8	(80,646)	(47,257)	1,484
Net finance costs		(156,009)	(84,612)	(14,997)

Loss before income taxes		(78,970)	(159,560)	(24,970)
Income tax (expense)/benefit	9	(2,717)	15,006	—
Net loss for the year		(81,687)	(144,554)	(24,970)

Total comprehensive loss for the year attributable to owners of the company		(81,687)	(144,554)	(24,970)

Basic and diluted loss per ordinary share	10	(1.14)	(4.83)	(3.77)

The accompanying notes are an integral part of these consolidated financial statements.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Consolidated statement of financial position

As at 31 December

		2024	2023
US$ thousand	Notes		Restated*
Assets
Current assets
Cash and cash equivalents	11	171,897	32,372
Trade and other receivables	12	7,310	33,242
Inventories	13	27,979	21,528
Derivative financial assets	23	—	234
Prepayments and other current assets		757	1,560
Total current assets		207,943	88,936

Non-current assets
Property, plant and equipment	14	1,171,049	1,194,480
Exploration and evaluation	15	24,388	17,918
Inventories	13	222	300
Investment in equity instruments	23	3,984	—
Investment in marketable securities	23	—	—
Derivative financial assets	23	—	3,767
Prepayments and other non-current assets		—	67
Total non-current assets		1,199,643	1,216,532

Total assets		1,407,586	1,305,468

Liabilities
Current liabilities
Trade and other payables	16	51,050	87,562
Lease liability	17	4,484	5,848
Loans and borrowings	18	58,266	68,909
Derivative financial liability	23	22,179	17,130
Current tax liability	9	7,314	—
Provisions	19	13,357	13,273
Other financial liabilities	21	29,485	94,689
Total current liabilities		186,135	287,411

Non-current liabilities
Lease liability	17	5,749	9,958
Loans and borrowings	18	344,925	379,966
Derivative financial liability	23	57,065	81,397
Deferred tax liability	9	119,487	124,084
Provisions	19	20,547	28,505
Liability for cash-settled share-based payments	20	5,631	3,193
Other financial liabilities	21	112,554	122,927
Total non-current liabilities		665,958	750,030

Total liabilities		852,093	1,037,441

Net assets		555,493	268,027

Equity
Share capital	25	8	5
Share premium	25	801,445	432,295
Other capital reserves	25	1,212	1,212
Accumulated deficit		(247,172)	(165,485)
Total equity		555,493	268,027

The accompanying notes are an integral part of these consolidated financial statements.

*Refer to Note 26 for the details of restatement of comparatives upon the finalization of purchase price allocation.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on 28 March 2025 and signed on its behalf by:

Patrice Merrin

Chair

Date: 28 March 2025

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Consolidated statement of changes in equity

For the years ended 31 December 2024 and 2023

				Other
		Share	Share	capital	Accumulated
US$ thousand	Notes	capital	premium	reserves	deficit	Total
Balance as of 1 January 2024		5	432,295	1,212	(165,485)	268,027

ASX capital raise and private placement	25	3	312,477	—	—	312,480
Shares issuance costs	25	—	(9,810)	—	—	(9,810)
Redemption of warrants	25	—	65,854	—	—	65,854
Redemption of DSUs	25	—	246	—	—	246
Redemption of RSUs	25	—	383	—	—	383
Net loss		—	—	—	(81,687)	(81,687)
Other comprehensive income		—	—	—	—	—
Balance as of 31 December 2024		8	801,445	1,212	(247,172)	555,493

Balance as of 1 January 2023		1	24	945	(20,931)	(19,961)

Contribution of conversion price in excess of fair value of warrants		—	—	198	—	198
Amount in excess of the face value over the present value on related promissory note		—	—	69	—	69
PIPE – Osisko	25	—	15,000	—	—	15,000
Backstop facility – Osisko	25	—	25,000	—	—	25,000
PIPE – Sprott	25	—	15,000	—	—	15,000
PIPE A and PIPE B	25	2	184,515	—	—	184,517
PIPE – BlackRock	25	1	44,999	—	—	45,000
PIPE - October 2023	25	—	20,098	—	—	20,098
Public shareholders – non-redemption	25	—	34,431	—	—	34,431
Rollover shares – Glencore	25	1	99,999	—	—	100,000
Share issuance costs	25	—	(6,771)	—	—	(6,771)
Net loss		—	—	—	(144,554)	(144,554)
Other comprehensive income		—	—	—	—	—
Balance as of 31 December 2023		5	432,295	1,212	(165,485)	268,027

Balance as of 1 January 2022		1	24	—	4,039	4,064
Contribution of conversion price in excess of fair value of warrants		—	—	945	—	945
Net loss		—	—	—	(24,970)	(24,970)
Balance as of 31 December 2022		1	24	945	(20,931)	(19,961)

The accompanying notes are an integral part of these consolidated financial statements.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Consolidated statement of cash flows

For the years ended 31 December

US$ thousand	Notes	2024	2023	2022
Cash flows from operating activities:
Loss before income taxes		(78,970)	(159,560)	(24,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14	78,360	46,718	—
Net foreign exchange losses	8	6,203	1,617	—
Finance income	8	(2,706)	(5,330)	(3,753)
Finance costs	8	71,866	41,186	20,234
Net change in fair value measurements of financial assets and liabilities	8	80,646	47,257	(1,484)
Movement in provisions		(1,745)	1,407	—
Other non-cash transactions		(2,099)	3,313	224
Changes in operating assets and liabilities:
Decrease/(increase) in due from related parties		25,203	(31,456)	—
Decrease/(increase) in other receivables		904	(92)	(53)
Decrease in prepayments		879	860	(660)
(Increase)/decrease in inventories		(6,593)	11,072	—
Decrease in trade payables		(583)	(2,470)	324
Increase in other payables		12,878	50,901	—
Increase in liability for cash-settled share-based payments		3,108	—	—
Decrease in deferred liabilities		(2,420)	(7,239)	7,239
Decrease in derivatives		(23,830)	(576)	—
Cash from/(used in) operating activities		161,101	(2,392)	(2,899)
Interest received		2,706	—	—
Interest paid		(47,068)	(9,315)	—
Net cash from/(used in) operating activities		116,739	(11,707)	(2,899)

Cash flows from investing activities:
Purchase of property, plant, and equipment		(53,988)	(25,153)	—
Proceeds from disposal of property, plant, and equipment		—	16,564	—
Exploration expenditure	15	(6,425)	—	—
Investment in equity instruments		(1,846)	—	—
Acquisition of subsidiary	26	(75,000)	(770,516)	—
Payment of contingent royalty consideration		(4,870)	—	—
Stamp duty paid on acquisition of subsidiary		(23,213)	—	—
Net cash used in investing activities		(165,342)	(779,105)	—

Cash flows from financing activities:
Proceeds from issue of share capital	25	302,668	332,275	—
Payment of deferred underwriting and transaction costs		(12,968)	—	—
Proceeds from convertible promissory note - related party		—	300	1,200
Proceeds from issue of promissory note		—	1,082	786
Proceeds from loans and borrowings		—	501,657	—
Proceeds from working capital loan - related party		—	15,000	—
Repayment of promissory note		—	(1,869)	—
Repayment of loans and borrowings	18	(56,850)	(14,140)	—
Repayment of silver and copper stream loans	18	(18,870)	(7,479)	—
Repayment of working capital loan - related party		(11,522)	—	—
Payment of lease liabilities	17	(7,556)	(3,684)	—
Net cash from financing activities		194,902	823,142	1,986

Net change in cash and cash equivalents		146,299	32,330	(913)
Cash and cash equivalents, beginning of the year		32,372	42	955
Foreign exchange on cash and cash equivalents		(6,774)	—	—
Cash and cash equivalents, end of the year	11	171,897	32,372	42

The accompanying notes are an integral part of these consolidated financial statements.

*Refer to Note 26 for the details of restatement of comparatives upon the finalization of purchase price allocation

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

1.Corporate information

MAC Copper Limited (“MAC”, the “Company” or “we”), formerly known as Metals Acquisition Limited, is a New York Stock Exchange (“NYSE”) and Australian Securities Exchange (“ASX”) listed company incorporated under the laws of Jersey, with limited liability.

The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the operation of the Cornish, Scottish and Australian underground copper mine (the “CSA mine”) in Australia. The principal place of business of the Company is 3rd Floor, 44 Esplanade St. Heiler, JE4 9WG, Jersey.

MAC was incorporated on 29 July 2022 and merged with and into Metals Acquisition Corp, a Cayman Islands exempted company, on 14 June 2023, with MAC continuing as the surviving company (the “Merger”).

Metals Acquisition Corp was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination” or “Acquisition” or “initial Business Combination”). On 16 June 2023 (the “Closing Date” or “Closing” or “Acquisition Date”), the Group consummated the initial Business Combination pursuant to the Share Sale Agreement dated as of 17 March 2022 (amended on 22 November 2022), by and among MAC, Metals Acquisition Corp, Metals Acquisition Corp’s subsidiary Metals Acquisition Corp. (Australia) Pty Ltd (“MAC Australia”) and Glencore Operations Australia Pty Limited (“Glencore”). Pursuant to the Share Sale Agreement, MAC Australia acquired from Glencore Operations Australia 100% of the issued share capital of Cobar Management Pty Limited (“CMPL”), which owns and operates the CSA mine near Cobar, New South Wales, Australia (refer Note 26). The Company’s sponsor was Green Mountain Metals LLC (“GMM”), a Cayman Islands limited liability company (the “Sponsor”).

In connection with the Merger, (i) each issued and outstanding Class A Ordinary Share and Class B Ordinary Share of Metals Acquisition Corp was converted into one ordinary share of MAC (“Common Shares”) and (ii) each issued and outstanding whole warrant to purchase Class A Ordinary Shares of Metals Acquisition Corp was converted into one warrant to purchase one ordinary share of MAC at an exercise price of $11.50 per share (“Warrants”), subject to the same terms and conditions existing prior to such conversion. Upon the consummation of the initial Business Combination and other transactions contemplated by the Share Sale Agreement, trading of the Common Shares and Warrants commenced on the NYSE under the symbols “MTAL” and “MTAL.WS”, respectively, and MAC became a publicly listed entity on 16 June 2023.

During the year, on 16 February 2024, MAC was also admitted to the official list of ASX, and MAC’s securities commenced quotation on 20 February 2024 under the symbol “MAC”.

2.Basis of accounting

(a)Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. They were authorized for issue by the Company’s board of directors on 28 March 2025.

In the opinion of management, these consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at 31 December 2024 and 2023 and the results of operations and cash flows for the year ended 31 December 2024 and 2023.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

2.Basis of accounting (continued)

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

As at 31 December 2024, the Group’s current assets exceed current liabilities by $21,808 thousand (31 December 2023: current liabilities exceeded current assets by $198,475 thousand). Management have prepared cashflow forecast for the period covering at least 12 months from the date of these interim financial statements to support the assessment of going concern, which anticipates that the Group will be able to pay its debts as and when they fall due during this period without drawing down on any additional funding. Noting the inherent risks associated with achieving the cashflow forecast, key assumptions in the cashflow forecast include:

●	The CSA mine achieving copper production within the guidance range announced by the Company;
●	The Group continuing to maintain the efficiencies achieved within the CSA mine; and
●	The CSA mine producing sufficient cash inflows to fund MAL’s financing arrangements.

The Directors have a reasonable expectation that these assumptions can be satisfied and believe it is appropriate to prepare these interim financial statements on a going concern basis. In the event that the key assumptions noted above are not achieved and additional funding is required, the Group can seek alternative sources of funding which the Directors believe would be available including the draw down of any revolving facilities.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

Common control transactions, such as the Merger of MAC and Metals Acquisition Corp (refer Note 1) in which the combining entities were ultimately controlled by the same parties, both before and after the Merger was completed, are accounted for using book value accounting based on the carrying values recognized in the financial statements of the combining entities. For such transactions, the consolidated financial statements reflect that the arrangement is in substance a continuation of the existing group.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.3Revenue recognition (continued)

Revenue related to the sale of goods is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control through their ability to direct the use of and obtain substantially all the benefits from the asset. The sales price is determined on a provisional basis at the date of delivery as the final selling price is subject to movements in market prices up to the date of final pricing, normally ranging from 30 to 90 days after initial booking (provisionally priced sales). As the pricing only varies based on future market prices after the performance obligation has been satisfied, this is not considered to be variable consideration. The Company’s right to the consideration is unconditional as only the passage of time is required before payment is due and, therefore, the Company accounts for the receivable under IFRS 9 Financial Instruments (“IFRS 9”). Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative.

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

Under the Group's sales offtake agreement, optionality exists to allow the parties to the transaction to complete advance payment sales. In such cases, the product may be sold at mine site (rather than at port) with title and control transferring earlier in the process than otherwise. For such transactions, the Group applies 'bill and hold' guidance under IFRS 15. In applying this guidance, the key judgment in determining when to recognize revenue is assessing whether the bill and hold arrangement has substance. In assessing the substance of the bill and hold arrangement, the Group considers the fact pattern specific to the sales in question, delays that occurred beyond both parties' control, the structure of the contract with the counterparty, and the reason for the execution of the sale.

3.4Finance income and finance costs

The Group’s finance income and finance costs include:

●	interest income;
●	interest expense;
●	the foreign currency gains and losses;
●	unwinding of discount on rehabilitation provision;

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.4Finance income and finance costs (continued)

●	amortization of discount on convertible promissory notes;
●	the net gain or loss on financial instruments at fair value through profit and loss (“FVTPL”);
●	the fair value gain or loss on derivative financial instruments; and
●	the fair value loss on contingent consideration classified as a financial liability.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.8Property, plant and equipment (continued)

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

(e)Assets under construction

Assets under construction are included in plant and equipment and since the assets are not yet available for use, are not depreciated.

3.9Exploration and evaluation

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

Exploration and evaluation expenditures are capitalized to the extent that it can be demonstrated that the project will generate future economic benefits. When it is determined that a project cannot generate future economic benefit the costs are expensed.

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.10Leases

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

The lease liability is initially measured at the present value of the future lease payments from the commencement date of the lease. The lease payments are discounted using the asset and Group specific incremental borrowing rates. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect the lease payments made. The Group remeasures the lease liability, with a corresponding adjustment to the related ROU assets, whenever:

●	The lease term changes or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
●	The lease payments change due to the changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate; and
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.10Leases (continued)

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

3.11Financial instruments

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.11Financial instruments (continued)

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.11Financial instruments (continued)

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.12Impairment

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

The Group conducts, at least half yearly, an internal review of asset values which is used as a source of information to assess for any indications of impairment. Formal impairment tests are carried out when events or changes in circumstances indicate the carrying value may not be recoverable.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.12Impairment (continued)

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

3.13Employee benefits

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

3.14Provisions

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.	Material accounting policy information (continued)

3.14Provisions (continued)

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

3.15Fair value measurement

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

3.16Goods and services tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”), except:

●	where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense; or
●	for receivables and payables which are recognized inclusive of GST.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.	Material accounting policy information (continued)

3.16Goods and services tax (continued)

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the consolidated statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

3.17Contingencies

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

3.18New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 January 2024:

●Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
●Non-current Liabilities with Covenants (Amendments to IAS 1);
●Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); and
●Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

The amendments listed above did not have any material impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

3.19New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards have been published that are relevant to the Group but not mandatory for 31 December 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below:

●	Lack of Exchangeability (Amendments to IAS 21) - effective for annual periods beginning on or after 1 January 2025

The amendment is expected to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. MAC does not expect these amendments to have a material impact on its operations or consolidated financial statements.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.19New standards and interpretations not yet adopted (continued)

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) - effective for annual periods beginning on or after 1 January 2026

These amendments:

o	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
o	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
o	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
o	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

MAC does not expect these amendments to have a material impact on its operations or consolidated financial statements.

●	IFRS 18 Presentation and Disclosure in Financial Statements - effective for annual periods beginning on or after 1 January 2027

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

o	although the adoption of IFRS 18 will have no impact on the Group’s net profit, it is expected that grouping of items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:
-	Foreign exchange differences currently aggregated in the line item ‘finance cost’ might need to be disaggregated, with some foreign exchange gains or losses presented above operating profit.
-

IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. The Group currently recognizes these gains or losses in finance income and costs, there might be a change to where these gains or losses are recognized, and the Group is currently evaluating the need for change.

o	the line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation;
o	no significant change in the information that is currently disclosed in the notes is expected because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principle. In addition, there will be significant new disclosures required for management-defined performance measures and a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss; and

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

3.Material accounting policy information (continued)

3.19New standards and interpretations not yet adopted (continued)

o	From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

MAC will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

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

Significant judgements, estimates and assumptions

Information about assumptions and estimation uncertainties at 31 December 2024 and judgements made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements are as follows:

Mineral inventories (Note 14)

The Company's life of mine plan includes mineral reserves and mineral resources, which are estimates of the amount of ore that can be extracted from the Company’s mining properties. The estimates are based on information compiled by “competent persons” as defined under the SK - 1300 Code. Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

4.Use of judgements and estimates (continued)

Significant judgements, estimates and assumptions (continued)

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company’s consolidated balance sheets and consolidated statements of income, including:

●	The carrying value of the Company’s property, plant and mine development may be affected due to changes in estimated future cash flows, utilized for impairment tests, which take total mining inventory, including reserves, resources and (where appropriate) other uncategorized materials into consideration;
●	Depreciation charges in the consolidated statements of income may change where such charges are determined using the units-of-production (UOP) method or where the useful life of the related assets change. Assets depreciated on a UOP basis rely heavily on estimated production units. In calculating the appropriate production level, management rely on life of mine (LOM) plans containing production levels and costs. Estimated production units include commercially recoverable reserves (proven and probable reserves) and other mineral resources (measured, indicated and inferred resources) that can be economically and legally extracted from the CSA mine. Other mineral resources are included in estimated production units (beyond just the proven and probable reserves) when management has sufficient confidence, for the purpose of determining economic life of certain assets, that these resources will be converted into proven and probable reserves. This determination is based on proven historical conversion rates through further drilling and a historical track record of life of mine extensions and replenishment of reserves;
●	Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and
●	The carrying values of copper and silver streams host debt and the related embedded derivatives, and contingent copper and royalty payable may change where changes to the mineral reserve and mineral resource estimates affect future production profile.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

Fair value of derivative instruments (Note 23)

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

In a business combination, it is necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts, as a liability. For the acquisition of CMPL, the contingent and deferred consideration is linked to a formula that depended on an additional capital raise or ASX listing of the Company, certain copper price thresholds, and/or net smelter returns of all marketable and metal-bearing copper material from the acquired business over the mining tenure/life of CSA mine.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

The CEO primarily uses a measure of adjusted earnings before interest, tax, depreciation and amortization (see Adjusted EBITDA below) to assess the performance of the Group. The CEO also receives information about the Group's revenue on a monthly basis. Information about the Group's revenue is disclosed in Note 6.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of significant items of income and expenditure which might have an impact on the quality of earnings such as restructuring costs, legal expenses and impairments where the impairment is the result of an isolated, non - recurring event. It also excludes the effects of equity - settled share - based payments and unrealized gains or losses on financial instruments.

Adjusted EBITDA reconciles to loss after tax as follows:

	Year ended 31 December
US$thousand	2024	2023	2022

Loss after tax	(81,687)	(144,554)	(24,970)
Income tax expense/(benefit)	2,717	(15,006)	—
Net finance costs	75,363	37,355	16,481
Net change in fair value of financial instruments	80,646	47,257	1,484
Operating profit / (loss)	77,039	(74,948)	(9,973)
Depreciation and amortization	78,360	46,659	—
Organizational restructuring expenses	1,148	10,700	—
IPO and transaction costs[1]	4,215	61,152	7,521
Other significant discretionary expenses[2]	7,638	1,032	—
Adjusted EBITDA	168,400	44,595	(2,452)

1 related to the acquisition of the CSA Copper Mine and the ASX IPO costs

2 includes discretionary bonuses

6.Revenue

	Year ended 31 December
US$ thousand	2024	2023	2022
Sale of commodities – Copper	328,802	153,530	—
Sale of commodities – Silver	11,934	5,469	—
Total	340,736	158,999	—

Concurrently with the closing of the Business Combination (refer Note 26), the Company entered into a new Offtake Agreement with Glencore International AG ("GIAG"), the Switzerland - based parent entity of Glencore, to replace the existing offtake agreement. The Offtake Agreement is a LOM obligation, pursuant to which the Company is committed to selling all material to Glencore, and GIAG is committed to buying all Material.

Revenue is derived principally from the sale of commodities, recognized once the control of the goods has transferred from the Group to the customer.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

6.Revenue (continued)

Products of the Group may be provisionally priced at the date revenue is recognized. Revenue from sale of commodities includes $2,463 thousand (2023: $1,212 thousand; 2022: $nil) of mark - to - market related adjustments on provisionally priced sales arrangements.

As at 31 December 2024, the Group had 9,949.32 payable copper metal tons of provisionally priced copper sales subject to final pricing over the next several months (31 December 2023: 10,379.66 payable copper metal tonnes, 31 December 2022: nil). The average provisional price per ton of these provisionally priced sales subject to final pricing is $9,140.24 (31 December 2023: $8,196.16; 31 December 2022: $nil). Impact of provisionally priced sales is accounted under IFRS 9. Final settlements are recognized within revenue.

7.Expenses by nature

		Year ended 31 December
US$ thousand	Note	2024	2023	2022
Change in production stock		(8,620)	12,150	—
Consumables and other production purchases		20,111	12,344	—
Repairs and maintenance		15,363	7,864	—
Energy and utilities		21,100	8,383	—
Employee benefits		66,111	31,352	—
Contractors		18,453	12,838	—
Depreciation on property, plant and equipment	14	78,360	46,659	—
Insurance		5,056	4,962	—
Others		7,460	4,614	—
Cost of goods sold		223,394	141,166	—

Acquisition costs	26	(483)	60,321	7,521
Employee benefits		9,013	5,866	224
Legal and professional fees		8,625	10,054	1,579
Initial public offering related costs		706	831	—
Insurance		280	1,928	325
Others		914	607	324
Administrative expenses		19,055	79,607	9,973

Government royalties and levies		11,487	7,273	—
Transportation		7,682	3,410	—
Others		(310)	738	—
Selling and distribution expenses		18,859	11,421	—

Total cost of goods sold, administrative and selling and distribution expenses		261,308	232,194	9,973

Superannuation contributions made during the year ended 31 December 2024 were $6,434 thousand (2023: $2,650 thousand; 2022: $nil). These contributions are recognized as a part of employee benefits.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

8.Finance income and costs

		Year ended 31 December
US$ thousand	Note	2024	2023	2022
Finance income
Interest income		2,706	5,365	3,753
Realised gain on copper and silver streams		—	83	—
Total finance income		2,706	5,448	3,753

Finance costs
Interest expense under the effective interest rate method on:
– Loans and borrowings		(57,224)	(39,027)	(20,234)
– Lease liabilities		(1,333)	(555)	—
Unwinding of discount on rehabilitation provision	19	(1,077)	(1,028)	—
Commodity swap loss		(12,008)	(576)	—
Realised loss on warrants redemption		(148)	—	—
Realised loss on copper and silver streams		(76)	—	—
Foreign exchange loss		(6,203)	(1,617)	—
Total finance costs		(78,069)	(42,803)	(20,234)

Net change in fair value measurements of financial instruments
Change in fair value of:
– Warrant liability	23	(33,569)	(21,984)	1,477
– Equity instruments		2,408	—	—
– Embedded derivative – copper and silver streams	23	(25,208)	(195)	—
– Embedded derivative – mezzanine debt facility	23	(3,900)	(8,464)	—
– Embedded derivative – conversion option	23	—	—	7
– Contingent liability – royalty deed	23	(10,966)	(855)	—
– Contingent liability – copper consideration	23	(9,850)	(3,200)	—
– Commodity swaps	23	439	(12,559)	—
Total net change in fair value of financial instruments		(80,646)	(47,257)	1,484

Net finance costs		(156,009)	(84,612)	(14,997)

9.Income taxes

(a)Amounts recognized in profit or loss

	Year ended 31 December
US$ thousand	2024	2023	2022
Current income tax expense	7,314	—	—
	7,314	—	—

Deferred tax benefit
Origination and reversal of temporary differences	(4,597)	(15,006)	—
	(4,597)	(15,006)	—
Total income tax benefit	2,717	(15,006)	—

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

9.Income taxes (continued)

(b)Reconciliation of income tax benefit

	Year ended 31 December
US$ thousand	2024	2023	2022
Loss before income tax for the year	(78,970)	(159,560)	(24,970)

Tax using the statutory rate of 30% (2023 – nil%; 2022 – nil%)	—	—	—
Tax effects of foreign jurisdiction (Australia):
Tax at the Australian tax rate of 30% (2023 – 30%; 2022 – Cayman Island nil%)	(23,691)	(47,868)	—
Tax rate differential	21,035	16,792	—
Non-deductible expenses	(1,777)	16,070	—
Adjustments for current and deferred tax of prior periods	7,150	—	—
Income tax benefit	2,717	(15,006)	—

(c)Movement in deferred tax balances

		Acquired
		through
		business	Recognized
	Net balance	combination	in profit or	Net balance	Deferred tax	Deferred tax
US$ thousand	at 1 January	(Note 26)	loss	at 31 December	assets	liabilities
2024
Inventories	(4,671)	—	1,191	(3,480)	—	(3,480)
Property, plant and equipment	(151,396)	—	(11,879)	(163,275)	—	(163,275)
Lease liability	4,742	—	(1,574)	3,168	3,168	—
Provisions	12,160	—	(1,719)	10,441	10,441	—
Investments	—	—	(722)	(722)	—	(722)
Loans and borrowings	—	—	12,746	12,746	12,746	—
Derivatives and other financial liabilities	7,463	—	7,111	14,574	14,574	—
Tax losses	7,618	—	(7,618)	—	—	—
Denied debt deductions	—	—	7,061	7,061	7,061	—
Net tax assets/(liabilities)	(124,084)	—	4,597	(119,487)	47,990	(167,477)

2023
Inventories	—	491	(5,162)	(4,671)	—	(4,671)
Property, plant and equipment	—	(151,843)	447	(151,396)	—	(151,396)
Lease liability	—	151	4,591	4,742	4,742	—
Provisions	—	12,111	49	12,160	12,160	—
Tax losses	—	—	7,618	7,618	7,618	—
Derivatives and other financial liabilities	—	—	7,463	7,463	7,463	—
Net tax assets/(liabilities)	—	(139,090)	15,006	(124,084)	31,983	(156,067)

The Jersey parent entity is subject to a 0% tax rate under the Jersey tax regime and thus no income tax is recorded.

All wholly owned Australian controlled entities are part of a Multiple Entry Tax Consolidated Group (MEC Group), with MAC Australia as the provisional head company. All other Eligible Tier 1 companies in the MEC Group are dormant. As a consequence, all members of the MEC Group are taxed as a single entity. The MEC Group is referred to below as MAC-Sub.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

9.Income taxes (continued)

(c)Movement in deferred tax balances (continued)

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

Tax losses and denied debt deductions carried forward

MAC-Sub had income tax losses of $25,392 thousand at 31 December 2023 which have been fully utilized during the year. At 31 December 2024, MAC-Sub has denied debt deductions of $22,001 thousand (2023: $nil) which can be carried forward and utilized for 15 years, subject to certain tests. A deferred tax asset has been recognized on these denied debt deductions to offset the deferred tax liability arising on inventories, property, plant and equipment and investments.

Unrecognized deferred tax assets and liabilities

MAC-Sub does not have any unrecognized deferred tax assets or liabilities.

Income tax judgements and contingent tax liabilities

The Group does not have any contingent tax liabilities or uncertain tax positions at 31 December 2024 (2023: None).

10.Earnings per share

Basic income / (loss) per share is calculated based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period ended 31 December 2024, 2023 and 2022. In periods with positive earnings, the calculation of diluted net income per share uses the treasury stock method to compute the dilutive effects of warrants, convertible debt, and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic net loss per share, as the effect of potential issuances of shares from potentially dilutive instruments would be anti-dilutive.

The following table provides a reconciliation between basic and diluted net loss per share:

	Year ended 31 December
	2024	2023	2022
Net loss (in US$)	(81,687,000)	(144,554,000)	(24,970,000)
Weighted average ordinary shares outstanding (in numbers)	71,547,323	29,912,257	6,628,695

Net loss per ordinary share (in US$):
Basic	(1.14)	(4.83)	(3.77)
Diluted	(1.14)	(4.83)	(3.77)

For the year ended 31 December 2024, the computation of diluted net loss per share excluded the impact of 3,187,500 warrants related to the Mezzanine debt (2023: 3,187,500 Mezzanine debt warrants, 8,838,260 Public warrants and 6,335,304 Private warrants; 2022: 8,838,260 Public warrants and 6,335,304 Private warrants) as their effect would be anti-dilutive.

11.Cash and cash equivalents

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Bank balances	171,897	32,372	42
	171,897	32,372	42

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

11.Cash and cash equivalents (continued)

The Senior Syndicated Facility Agreement (“SFA”) requires the Company to maintain a minimum cash and cash equivalent investment balance (as defined in the SFA) of $30,000 thousand. This includes any undrawn and available portion of the $25,000 thousand revolving credit facility (“Facility B”) (Refer Note 18).

As of 31 December 2024, cash and cash equivalents includes $30,000 thousand (2023: $30,000 thousand; 2022: $nil) that should be kept for the fulfilment of the SFA’s minimum cash and cash equivalent investments balance requirement (as defined in the SFA). Facility B remained fully undrawn as of 31 December 2024 (31 December 2023: fully drawn; 31 December 2022: facility was not available).

12.Trade and other receivables

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Indirect tax receivable	377	1,781	—
Other receivables	515	5	53
Trade receivable due from related parties	6,418	31,456	—
	7,310	33,242	53

Trade receivable due from related parties are subject to provisional pricing feature of the Group’s revenue contracts.

The average credit period on sale of goods on credit is 13 days (2023: 14 days).

Information about the Group’s exposure to credit and market risks is included in Note 22.

13.Inventories

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Current
Supplies and consumables	11,601	15,570	—
Work in progress	1,890	482	—
Finished goods	14,488	5,476	—
Total current	27,979	21,528	—

Non-current
Supplies and consumables	222	300	—
Total non-current	222	300	—
Total inventories	28,201	21,828	—

During the year ended on 31 December 2024, inventories amounting to $19,855 thousand (2023: $28,764 thousand; 2022: $nil) were recognized in ‘cost of production’ upon utilization or sale.

At 31 December 2024, all inventory is measured at cost and no inventory write-downs (31 December 2023: $1,393 thousand; 2022: $nil) were recognized.

Inventories that are not expected to be utilized or sold within 12 months are classified as non-current inventory and held in Australia.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

14.Property, plant and equipment

Reconciliation of carrying amount

	Freehold land	Plant and	Right-of-use	Mine
US$ thousand	and buildings	equipment	assets	development	Total
Cost
Balance as of 1 January 2023	—	—	—	—	—
Acquired through business combination (Note 26)	8,559	293,348	395	913,526	1,215,828
Additions	—	7,725	18,254	17,100	43,079
Disposals	—	(16,564)	—	—	(16,564)
Other movements*	—	—	—	(1,204)	(1,204)
Balance at 31 December 2023	8,559	284,509	18,649	929,422	1,241,139
Additions	—	33,557	1,617	26,604	61,778
Transfers from CIP	148	(148)	—	—	—
Transfer to E&E	—	(45)	—	—	(45)
Disposals	—	(147)	—	—	(147)
Other movements*	—	78	—	(6,735)	(6,657)
Balance as of 31 December 2024	8,707	317,804	20,266	949,291	1,296,068

Accumulated depreciation
Balance as of 1 January 2023	—	—	—	—	—
Depreciation for the year	338	11,290	2,077	32,954	46,659
Balance as of 31 December 2023	338	11,290	2,077	32,954	46,659
Depreciation for the year	542	22,544	4,453	50,821	78,360
Balance as of 31 December 2024	880	33,834	6,530	83,775	125,019

Carrying amounts
As of 31 December 2022	—	—	—	—	—
As of 31 December 2023	8,221	273,219	16,572	896,468	1,194,480
As of 31 December 2024	7,827	283,970	13,736	865,516	1,171,049

*Other movements consist of decrease in rehabilitation.

All property, plant and equipment is located in Australia. No impairment loss was recognized for the year ended on 31 December 2024 as no indicators of impairment were identified (2023: Nil).

During the year ended 31 December 2023, as part of a sale and leaseback arrangement for certain underground equipment, the Group recognized ROU asset amounting to $15,733 thousand (refer Note 17).

Depreciation charges on right-of-use assets are made up of right-of-use plant and equipment depreciation of $4,330 thousand and leased buildings depreciation of $123 thousand (2023: $1,876 thousand and $201 thousand, respectively).

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

15.Exploration and evaluation

Reconcilation of carrying amount

	Year ended 31 December
US$ thousand	2024	2023	2022
As of 1 January	17,918	—	—
Acquired through business combination (Note 26)	—	17,918	—
Additions	6,470	—	—
As of 31 December	24,388	17,918	—

16.Trade and other payables

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Trade payables due to third parties	13,905	14,447	927
Trade payables due to related parties	—	15,000	—
Advances received	—	20	—
Accrued expenses	34,540	51,405	—
Interest payable	—	3,136	—
Mining royalty	2,605	3,554	—
	51,050	87,562	927

Information about the Group’s exposure to market and liquidity risks in included in Note 22.

Trade payables

Trade payables are obligations to pay for goods and services. Trade payables have an average payment period of 30 days (2023: 23 days) depending on the type of goods and services and the geographic area in which the purchase transaction occurs and the agreed terms. The carrying value of trade payables approximates fair value.

17.Lease liabilities

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Current lease liability	4,484	5,848	—
Non-current lease liability	5,749	9,958	—
	10,233	15,806	—

Sale and leaseback of underground equipment

During the year ended 31 December 2023, in connection with the acquisition of CMPL (refer Note 26), the Group entered into a sale and leaseback arrangement for certain underground equipment for total proceeds of $16,564 thousand. The equipment will continue to be used over the 3-year lease term. As a result of the sale and leaseback transaction, the Group recognized a lease liability and a corresponding right-of-use asset in the amount of $15,733 thousand. As total proceeds from the sale of the equipment exceeded the fair value of the equipment at the time of sale, the transaction included a financing arrangement and the Group recognized a financial liability in the amount of $609 thousand (Refer Note 21).

Amounts recognized in consolidated statement of profit or loss and other comprehensive income

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Interest on lease liabilities	1,333	555	—
Depreciation on ROU assets	4,453	2,077	—
	5,786	2,632	—

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

17.Lease liabilities (continued)

Amounts recognized in statement of cashflows

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Cash outflow from financing activities
Payment for lease liabilities	7,556	3,684	—
Total cash outflow for leases	7,556	3,684	—

Leases reconciliation

US$ thousand	2024	2023	2022
Balance as of 1 January	15,806	—	—

Additions to ROU assets	1,617	18,254	—
Additions from acquisition of subsidiary (Note 26)	—	504	—

Changes from financing activities:
Repayment of lease liabilities	(7,556)	(3,684)	—

Other changes:
Interest expense	1,333	555	—
Foreign exchange movements	(967)	177	—

Balance as of 31 December	10,233	15,806	—

Lease payment maturity analysis (undiscounted)

	Year ended 31 December
US$ thousand	2024	2023	2022

Within 1 year	7,485	7,407	—
1 - 2 years	3,880	7,280	—
2 - 3 years	—	3,823	—
More than 3 years	—	—	—
Total	11,365	18,510	—

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18.Loans and borrowings

The following table shows the carrying amounts of the Group’s loans and borrowings as at 31 December 2024, 2023 and 2022.

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Current
Senior syndicated facility agreement	38,644	53,240	—
Copper purchase agreement	10,275	6,414	—
Silver purchase agreement	9,347	9,255	—
Promissory note – related party (Note 28)	—	—	786
	58,266	68,909	786

Non-current
Mezzanine debt facility	95,003	85,567	—
Senior syndicated facility agreement	116,032	154,676	—
Copper purchase agreement	75,636	78,404	—
Silver purchase agreement	58,254	61,319	—
	344,925	379,966	—
	403,191	448,875	786

The following table provides a reconciliation of movement in loans and borrowings for the years ended 31 December 2024, 2023 and 2022.

	Year ended 31 December
US$ thousand	2024	2023	2022
Balance as of 1 January	448,875	786	—
Issue of promissory note	—	—	786
Amounts borrowed during the year classified as loans and borrowings	—	458,637	—
Interest capitalized to loans and borrowings	—	10,339	—
Finance costs and loan arrangement fees deducted from borrowings	—	(13,343)	—
Amortization expense	30,036	10,431	—
Adjustment for recognition of Copper Purchase agreement derivative liability	—	4,430	—
Repayment of loans and borrowings	(56,850)	(14,140)	—
Copper and silver delivered against copper and silver stream	(18,870)	(7,479)	—
Conversion of promissory note to Private Placement Warrants	—	(786)	—
Balance as of 31 December	403,191	448,875	786

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

(a)Terms and conditions of loans and borrowings (continued)

Mezzanine Debt Facility (continued)

The Mezz Facility provides for, among other things, $135,000 thousand total funding available to the Group with a maturity of 16 June 2028. The interest on the Mezz Facility is paid on a quarterly basis and calculated as the aggregate of (i) the Interest Rate Margin and (ii) the greater of the 3-month term Secured Overnight Financing Rate (“SOFR”) or 2.00% per annum. The Interest Rate Margin is calculated based on the copper price on the first day of each calendar quarter as quoted on the London Metal Exchange (“LME”).

The variation in the copper price determines the margin rate as well as the composition of interest payments (being either cash and/or capitalized to the principal, provided no event of default) as described below:

LME Copper Price	Margin	Payment
<$3.40/LB	12.00%	100% capitalized / 0% cash
>$3.40/lb to $3.85/lb	10.00%	60% capitalized / 40% cash
>$3.85/lb	8.00%	0% capitalized / 100% cash

In connection with the Mezz Facility, MAC entered into the Mezz Warrants with Sprott Private Resource Lending II (Collector-2), LP (the “Warrant Subscriber”) for 3,187,500 transferrable share purchase warrants issued by the Company, with each whole warrant entitling the holder to purchase one ordinary share in the Company with a par value of $0.0001 per share, subject to customary anti-dilution terms. The Mezz Warrants will be fully transferrable and will last for the full term of the Mezz Facility with an exercise price of $12.50 per share. Upon exercise, the Company may either (i) net cash settle the Mezz Warrants, or (ii) direct the holder to offset the exercise price against the outstanding principal amount of the Mezz Facility. The holder has the option to convert to shares. The Company may elect to accelerate the exercise date for the Mezz Warrants if the Company’s ordinary shares are quoted on a recognized stock exchange with a trading price over two times the exercise price for twenty consecutive trading days. The Mezz Warrants are classified and accounted for as derivative liabilities at fair value through profit or loss (Note 23).

On 17 December 2024, the terms of the Mezz Facility were amended to modify MAC’s already existing prepayment option and allow MAC to repay the Mezz Facility in full between 1 January 2025 and 16 June 2025. After the amendment, a redemption of the Mezz Facility may be initiated at the option of MAC Australia at any time on and after 1 January 2025 upon 5 days written notice. On or after 1 January 2025 but prior to the third anniversary of the date the loan was made (the “Utilization Date”), MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest plus a prepayment interest premium in an amount equal to 4.00% of the aggregate principal amount of the Mezz Facility being prepaid.

If MAC Australia elects to make a a prepayment on a date falling on or after 1 January 2025 and before 16 June 2025, in addition to the prepayment interest premium of 4% of the aggregate amount, MAC must also pay the interest expected to accrue on the principal outstanding immediately before prepayment from the date of repayment until 16 June 2025.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

(a) Terms and conditions of loans and borrowings (continued)

Mezzanine Debt Facility (continued)

Subsequent to initial recognition, the financial liability is measured at amortized cost. The compound embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of profit and loss. As at 31 December 2024, the fair value of the compound embedded derivative was $34,713 thousand (31 December 2023: $42,635 thousand). The Mezz Warrants are classified and accounted for as derivative liabilities, and are recorded at fair value each reporting period with changes reflected in the consolidated statement of profit and loss. As at 31 December 2024, the fair value of the Mezz Warrants was $11,066 thousand (31 December 2023: $16,906 thousand ) – refer Note 23.

The discount and transaction costs incurred on utilization of the Mezz Facility amounted to $3,700 thousand, of which $100 thousand and $300 thousand had been allocated to the Mezz Warrants and compound embedded derivative, respectively, and recognized in net income (loss) during the year ended 31 December 2023. $3,300 thousand of these transaction costs had been allocated to the financial liability and offset against the carrying amount of the financial liability and are being amortized to net income (loss) using the effective interest rate method.

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

The SFA provides for, among other things, two credit facilities (collectively, the “Senior Facilitates”) as follows:

●	a $205,000 thousand initial Business Combination term loan (“Facility A”) that can be used to finance, in part, the initial Business Combination, requires quarterly repayments that are sculpted as necessary to meet a Debt Service Cover Ratio minimum of 1.50x (“Facility A Repayment Instalments”) and is fully amortized over a notional 5 year loan life based on agreed financial modelling as described in the SFA; and
●	a $25,000 thousand revolving credit facility (“Facility B”) that can be used only for general corporate purposes post-closing of the initial Business Combination, requires repayments such that all loans under Facility B are repaid on or before the date that is three years after the date of financial close under the SFA (the “Termination Date”).

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

(a) Terms and conditions of loans and borrowings (continued)

Senior Syndicated Facility Agreement (continued)

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

The principal amount of Facility B was fully utilized on 15 September 2023, to finance working capital requirements, and fully repaid on 14 March 2024.

Copper Purchase Agreement

On 20 March 2023, the Company entered into a copper purchase agreement (the “Copper Stream”) with Osisko. Under the terms of the Copper Stream effective 16 June 2023 (the “Closing Date”), in exchange for an upfront cash deposit of up to $75,000 thousand (the “Available Copper Deposit”), the Company is required to deliver to Osisko an amount refined copper equal to the Copper Stream Percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA mine during the life of the mine. On 16 June 2023, the full amount of the Available Copper Deposit was drawn to finance, in part, the initial Business Combination. As of 31 December 2024, the Company has made $6,752 thousand deliveries towards the Copper Stream with Osisko (31 December 2023: None).

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

(a) Terms and conditions of loans and borrowings (continued)

Copper Purchase Agreement (continued)

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

Subsequent to initial recognition, the financial liability is measured at amortized cost. The Company measures the liability at the present value of its expected future amounts of the deliveries at each reporting period. The compound embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of operations. As at 31 December 2024, the fair value of the compound embedded derivative was a liability of $5,182 thousand (31 December 2023: asset of $773 thousand) – refer Note 23.

Interest expense is calculated by applying the effective interest rate of 12.21% to the financial liability (2023: 12.21%).

Silver Purchase Agreement

On 20 March 2023, the Company entered into a silver purchase agreement (the “Silver Stream”) with Osisko. Under the terms of the Silver Stream effective 16 June 2023 (the “Closing Date”), in exchange for an upfront cash deposit of $75,000 thousand (the “Silver Deposit”), the Company is required to deliver to Osisko an amount of refined silver equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA mine during the life of mine. As of 31 December 2024, the Company has made silver deliveries of $19,598 thousand towards the Silver Stream with Osisko (31 December 2023: $7,479 thousand).

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

(a) Terms and conditions of loans and borrowings (continued)

Silver Purchase Agreement (continued)

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

Subsequent to initial recognition, the financial liability is measured at amortized cost. The Company measures the liability at the present value of its expected future amounts of deliveries at each reporting period. The embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of operations. As at 31 December 2024, the fair value of the embedded derivative was a liability of $16,163 thousand (31 December 2023: asset of $3,090 thousand) – refer Note 23.

Interest expense is calculated by applying the effective interest rate of 8.57% to the financial liability (2023: 8.57%).

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

b)Loan covenants (continued)

Mezzanine Debt Facility and Senior Syndicated Facility Agreement (continued)

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

The Mezz Facility and SFA also contain customary representations, warranties and event of default provisions. As at 31 December 2024 and 2023, the Group was in compliance with all covenants.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

18. Loans and borrowings (continued)

(b) Loan covenants (continued)

Copper and Silver Purchase Agreements (continued)

●	On any date thereafter, not more than 3:1 if no amounts are outstanding under the Copper Stream and not more than 3.25:1 if any amounts are outstanding under the Copper Stream.

The Copper Stream and Silver Stream also contain customary representations, warranties and event of default provisions. As at 31 December 2024 and 2023, the Group was in compliance with all financial and non-financial covenants.

The obligations of the Group under the Copper Stream and Silver Stream are guaranteed by certain of the Group’s subsidiaries (the “Guarantors”) and secured by the present and after-acquired property of the Group and the Guarantors.

19.Provisions

	Employee	Rehabilitation
US$ thousand	entitlements	costs	Other	Total
1 January 2024	14,041	24,956	2,781	41,778
Additions	275	—	—	275
Released	—	(6,735)	(2,779)	(9,514)
Accretion	—	1,077	—	1,077
Movements from foreign exchange impact	290	—	(2)	288
Net book value 31 December 2024	14,606	19,298	—	33,904

Current	13,357	—	—	13,357
Non-current	1,249	19,298	—	20,547
Net book value 31 December 2024	14,606	19,298	—	33,904

1 January 2023	—	—	—	—
Assumed through business combination (Note 26)	12,244	25,346	2,781	40,371
Additions	1,943	—	—	1,943
Released	—	(1,499)	—	(1,499)
Accretion	—	1,028	—	1,028
Movements from foreign exchange impact	(146)	81	—	(65)
Net book value 31 December 2023	14,041	24,956	2,781	41,778

Current	13,220	—	53	13,273
Non-current	821	24,956	2,728	28,505
Net book value 31 December 2023	14,041	24,956	2,781	41,778

Employee entitlements

At 31 December 2024 and 2023, the employee entitlements provision represents the value of annual leave and long service leave entitlements accrued. The associated expenditure will occur in a pattern consistent with when employees choose to exercise their entitlements with timing of leave taken up to the discretion of the employees.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

19.Provisions (continued)

Rehabilitation costs

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

As at 31 December 2024, the discount rate applied in calculating the restoration and rehabilitation provision is a pre-tax risk free rate of 1.77% (31 December 2023: 1.77%) which is specific to the liability and the currency in which it is denominated i.e. 100% Australian dollar. The discount rate was not adjusted for the Group’s own credit risk.

Other

Other provisions comprised provisions for possible ordinary course of business legal disputes and claims recognized upon the acquisition of CMPL (Note 26). During the year, the Company entered into an indemnities agreement with Glencore International AG (“GIAG”) under which GIAG agreed to indemnify the Group against any such disputes and claims. As a result, the related provisions were fully released.

20.Liability for cash-settled share-based payments

At 31 December 2024 and 2023, the Group had the following share-based payment arrangements (2022: None).

Description of share-based payment arrangements

Deferred stock units

On 6 June 2023, the Group established the deferred share unit plan (“DSUP”). The DSUP will expire on the tenth anniversary of its adoption by the Board.

The Board will determine the date on which the Deferred Share Units (DSUs) are to be granted. The DSUs shall be fully vested when granted, and will be redeemable (and the value thereof payable) upon the respective participant’s termination date. The settlement of the DSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. During the year, 42,690 DSUs were granted (2023: 50,900), 17,284 DSUs were settled (2023: nil) and 76,306 remained outstanding as at 31 December 2024 (31 December 2023: 50,900).

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

20. Liability for cash-settled share-based payments (continued)

Description of share-based payment arrangements (continued)

Deferred stock units (continued)

DSUs are valued using a Black - Scholes option pricing model with the following terms and assumptions:

	Measurement date	Measurement date
	31 December 2024	31 December 2023
Deferred share unit liability
Fair value	US$10.62	US$12.36
Share price	US$10.62	US$12.36
Exercise price	Nil	Nil
Expected share price volatility[1]	45%	50%
Expected remaining life	N/A	N/A
Expected dividends	Nil	Nil
Risk-free interest rate (based on government bonds)	4.57%	3.88%

1.Expected share price volatility has been based on an evaluation of the historical share price volatility of comparable companies, particularly over the historical period commensurate with the expected term.

Performance stock units

On 6 June 2023, the Group established performance stock unit arrangements (PSUs) that entitle key management personnel to be granted PSUs that will vest and become exercisable upon achievement of performance conditions over a set performance period.

During the year, 148,777 PSUs were granted (2023: 212,965), 8,297 PSUs lapsed (2023: nil) and 353,445 remained outstanding as at 31 December 2024 (31 December 2023: 212,965).

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

The fair value of the PSU arrangements have been measured using a Monte Carlo simulation, which uses a correlated simulation to simultaneously calculate MAC’s and the individual peer group companies’ total shareholder return on a risk-neutral basis as at the vesting date, with regard to the remaining performance period. The total shareholder return of MAC is ranked against the total shareholder return of each constituent of the peer group as at the measurement date, and vesting percentage is calculated from the vesting schedule. Given the performance period commences prior to the measurement date, we have accounted for the total shareholder return during the period from the commencement of the performance period to the valuation date for MAC and the constituents of the peer group.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

20. Liability for cash-settled share-based payments (continued)

Description of share-based payment arrangements (continued)

Performance stock units (continued)

Regarding PSUs granted in the year ended 31 December 2024, the number of PSUs that will vest is based on the relative total shareholder return ranking of MAC over the performance period from 1 January 2024 to 31 December 2026, relative to the performance of a peer group of companies (performance period for PSUs granted in 2023: 1 July 2023 to 30 June 2026). The vesting schedule is outlined below:

MAC’s performance relative to the peer group	% of PSUs eligible to vest

< 25th percentile	Nil
> 25th percentile	50%
> 50th percentile	100%
> 75th percentile	175%
> 90th percentile	225%

PSUs are valued using a Monte Carlo simulation with the following terms and assumptions:

	Measurement	Measurement
	date	date
	31 December	31 December
	2024	2023

Performance share unit liability
Fair value	US$12.44 - US$13.11	US$20.28
Share price	US$10.62	US$12.36
Exercise price	Nil	Nil
Expected share price volatility[1]	45%	50%
Expected remaining life[2]	1.5 - 2 years	2.5 years
Expected dividends	Nil	Nil
Risk-free interest rate (based on government bonds)	4.57%	3.88%

1.Expected share price volatility has been based on an evaluation of the historical share price volatility of comparable companies, particularly over the historical period commensurate with the expected term.

2.Expected remaining life of the instruments has been based on remaining performance period.

Restricted stock units

On 6 June 2023, the Group established restricted stock unit arrangements (RSUs) that entitle key management personnel to be granted RSUs that will vest and become exercisable upon completion of employment over the required service period.

During the year, 207,621 RSUs were granted (2023: 470,603), 168,627 RSUs were settled in cash (2023: nil), 32,550 RSUs were settled in equity (2023: nil), 9,657 RSUs were forfeited (2023: 15,000) and 452,390 remained outstanding as at 31 December 2024 (31 December 2023: 455,603).

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

20. Liability for cash-settled share-based payments (continued)

Description of share-based payment arrangements (continued)

Performance stock units (continued)

RSUs granted will vest as follows:

RSU length of service following grant date	RSUs eligible to vest

12 months	1/3
24 months	1/3
36 months	1/3

RSUs are valued using a Black-Scholes option pricing model with the following terms and assumptions:

	Measurement	Measurement
	date	date
	31 December	31 December
	2024	2023

Restricted share unit liability
Fair value	US$10.62	US$12.36
Share price	US$10.62	US$12.36
Exercise price	Nil	Nil
Expected share price volatility[1]	45%	50%
Expected remaining life (tranche average)[2]	0.96 years	1.46 years
Expected dividends	Nil	Nil
Risk-free interest rate (based on government bonds)	4.57%	3.88%

1.Expected share price volatility has been based on an evaluation of the historical share price volatility of comparable companies, particularly over the historical period commensurate with the expected term.

2.Expected remaining life of the instruments has been based on the average remaining life of all tranches of RSUs outstanding as at 31 December 2024.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

20.Liability for cash-settled share-based payments (continued)

Description of share-based payment arrangements (continued)

Liability details

Details of the liabilities outstanding from each of the share-based payment arrangements were as follows:

	31 December	31 December	31 December
US$ thousand	2024	2023	2022

Total carrying amount of liabilities for DSU	810	629	—
Total carrying amount of liabilities for PSU	1,698	664	—
Total carrying amount of liabilities for RSU	3,123	1,900	—
	5,631	3,193	—

Expense recognized in profit or loss

The Group incurred $5,517 thousand (2023: $3,315 thousand; 2022: $224 thousand) of employee benefit expenses related to the cash-settled share-based payment arrangements.

21.Other financial liabilities

	31 December	31 December	31 December
US$ thousand	2024	2023	2022
Current
Deferred consideration	—	81,129	—
Contingent consideration	23,680	—	—
Contingent royalty liability	5,592	5,587	—
Deferred underwriting discount	—	7,280	9,280
Deferred liabilities	—	500	7,239
Financial liabilities arising from sale and leaseback transaction	213	193	—
	29,485	94,689	16,519

Non-current
Contingent consideration	70,370	84,200	—
Contingent royalty liability	42,069	38,398	—
Redeemable Class A ordinary shares	—	—	264,477
Financial liabilities arising from sale and leaseback transaction	115	329	—
	112,554	122,927	264,477
	142,039	217,616	280,996

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

21.Other financial liabilities (continued)

Deferred consideration

On 16 February 2024, part of the proceeds from the ASX Initial Public Offering (“IPO”) were utilized to fully repay the deferred consideration payable in connection with the acquisition of CMPL (refer Note 26).

Contingent royalty liability

As part of the acquisition of CMPL, the Group recognized a contingent royalty liability of $43,130 thousand which is measured at fair value through profit or loss (refer Note 26 and Note 23).

Contingent consideration

As part of the acquisition of CMPL, the Group recognized contingent consideration of $81,000 thousand which is measured at fair value through profit or loss (refer Note 26 and Note 23).

Deferred underwriting discount

The underwriter for the 2021 NYSE IPO was paid a cash underwriting discount of two percent (2%) of the gross proceeds of the IPO (including the Over-Allotment Units), or $5,303 thousand. Additionally, the underwriter was entitled to a deferred underwriting discount of $7,280 thousand of the gross proceeds of the IPO (including the Over-Allotment Units) following the completion of the Company’s initial Business Combination. The deferred underwriting discount was fully settled in March 2024.

Deferred liabilities

Legal services agreements

Legal services rendered by the Group’s external counsel is accrued on a quarterly basis but were deferred for settlement until the closing of the initial Business Combination. The accrued fees as of 31 December 2024, 2023 and 2022 were $nil, $500 thousand and $3,373 thousand, respectively.

Upon closing of the transaction, the Company repaid Glencore $5,079 thousand in legal and accounting fees Glencore incurred on the Company’s behalf.

Glencore deed of consent and side letter

On 22 November 2022, the Company and MAC Australia entered into a Deed of Consent and Covenant (the “Deed of Consent and Covenant”) with Glencore to amend the Share Sale Agreement (the “Amendment”). Pursuant to the Amendment, the Company agreed to assume the costs related to the auditing fees associated with CMPL. The fees were paid by Glencore and reimbursed by the Company to Glencore upon the Closing of the initial Business Combination. The fees were expensed as incurred. The deferred fees payable to Glencore as of 31 December 2024, 2023 and 2022 were $nil, $nil and $2,995 thousand, respectively.

Redeemable Class A ordinary shares

The Company’s redeemable Class A ordinary shares featured certain redemption rights that were considered to be outside of the Company’s control and subject to the occurrence of uncertain future events, and as such, were classified as financial liabilities.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

Commodity price risk

The Group is subject to price risk associated with fluctuations in the market prices for copper and silver. A significant change in commodity prices could have a material effect on the Group’s revenues and financial instruments, including certain derivative instruments and contingent consideration whose values fluctuate with changes in the prices of copper or silver (Note 23). The Group closely monitors trends in the market prices of copper, silver and other metals as part of its routine activities, as these trends could significantly impact future cash flows. As at 31 December 2024, the Group estimates that a 10% increase (decrease) in commodities sold with provisional pricing feature, with all other variables held constant, would result in an increase (decrease) of $9,094 thousand (31 December 2023: $8,507 thousand; 31 December 2022: $nil) in profit after tax. Also refer Note 23 for a description of how the changes in commodity price may affect certain derivative instruments and contingent consideration.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

22.Financial instruments and financial risk management (continued)

(a)Market risk (continued)

Currency risk (continued)

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as at 31 December 2024 and 2023 are as follows:

	Australian
Local currency thousand	Dollar	Euro	Total
As of 31 December 2024
Cash and cash equivalents	76,497	—	76,497
Trade and other receivables	661	—	661
Trade and other payables	(48,024)	(25)	(48,049)
Lease liabilities	(16,460)	—	(16,460)
Total	12,674	(25)	12,649

As of 31 December 2023
Cash and cash equivalents	1,446	—	1,446
Trade and other receivables	1,786	—	1,786
Trade and other payables	(47,232)	(31)	(47,263)
Lease liabilities	(15,806)	—	(15,806)
Total	(59,806)	(31)	(59,837)

As at 31 December 2022, the Group’s exposure to foreign currency risk was immaterial.

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

	Year ended 31 December
US$ thousand	2024	2023	2022
Australian Dollar
Profit or loss	788	5,981	—

Other
Profit or loss	2	3	—

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Group’s financial instruments will fluctuate in response to changes in market interest rates. The Group’s exposure to interest rate risk arises from the interest rate effect on its cash and cash equivalents and loans and borrowings. Certain of the Group’s loans and borrowings include a floating interest rate component. As at 31 December 2024, the Group estimates that a 1% increase (decrease) in interest rates, with all other variables held constant, would result in an increase (decrease) of $851 thousand to interest expense (31 December 2023: $913 thousand; 31 December 2022: $nil). The Group closely monitors its exposure to interest rate risk and has not entered into any contracts to manage this risk.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

As at 31 December 2024, the Group had available cash amounting to $171,897 thousand (31 December 2023: $32,372 thousand; 31 December 2022: $42 thousand).

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

22.Financial instruments and financial risk management (continued)

(c)Liquidity risk (continued)

As at 31 December 2024, the maturity profile of the Group’s financial liabilities based on contractual terms is as follows:

		Undiscounted contractual
		cash flows
	Carrying	Within 1		More than
US$ thousand	amount	year	1 - 2 years	2 years

31 December 2024
Non-derivative financial liabilities
Trade payables and accrued liabilities	51,050	51,050	—	—
Mezzanine Debt Facility	95,003	21,087	21,087	176,073
Senior Syndicated Facility Agreement	154,676	54,247	123,457	—
Copper Purchase Agreement	85,911	10,444	12,160	185,201
Silver Purchase Agreement	67,601	12,007	14,628	124,013

Derivative financial liabilities
Commodity swap liability	12,120	7,635	5,381	—
	466,361	156,470	176,713	485,287

31 December 2023
Non-derivative financial liabilities
Trade payables and accrued liabilities	89,921	89,921	—	—
Mezzanine Debt Facility	85,567	24,888	22,592	200,859
Senior Syndicated Facility Agreement	207,916	72,546	53,817	121,542
Copper Purchase Agreement	84,818	6,414	11,281	175,836
Silver Purchase Agreement	70,574	9,255	8,987	102,931

Derivative financial liabilities
Commodity swap liability	12,559	4,637	5,606	3,044
	551,355	207,661	102,283	604,212
31 December 2022
Non-derivative financial liabilities
Trade payables and accrued liabilities	927	927	—	—
Promissory note – related party	786	786	—	—
	1,713	1,713	—	—

23.Fair value measurement

The Group has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables and accrued labilities and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s investments in equity instruments and marketable securities are fair valued by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The fair value of the Group’s long-term loans and borrowings are determined using Level 2 inputs utilizing contractual cash flows, interest rate curves, swaption volatilities, and the Group's implied credit spread.

The fair value of the redeemable Class A ordinary shares was measured at their redemption amount.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23.Fair value measurement (continued)

The following table shows the carrying values, fair values and fair value hierarchy of the Group’s financial instruments as at 31 December 2024, 2023 and 2022:

		31 December 2024		31 December 2023		31 December 2022
US$ thousand	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents	1	171,897	171,897	32,372	32,372	42	42
Trade and other receivables	1	7,310	7,310	33,242	33,242	53	53
Investment in equity instruments	1	3,984	3,984	—	—	—	—
Investment in marketable securities	1	—	—	—	—	268,909	268,909
Derivative financial assets
Silver stream embedded derivative	3	—	—	3,090	3,090	—	—
Copper stream embedded derivative	3	—	—	911	911	—	—
Total financial assets		183,191	183,191	69,615	69,615	269,004	269,004

Financial liabilities
Amortized cost
Trade and other payables		51,050	51,050	87,562	87,562	927	927
Lease liability		10,233	10,233	15,806	15,806	—	—
Loans and borrowings	2	403,191	414,526	448,875	458,987	786	786
Other financial liabilities (excluding contingent consideration)		328	328	8,302	8,302	280,996	285,428
		464,802	476,137	560,545	570,657	282,709	287,141
Fair value through profit or loss
Other financial liabilities (contingent consideration)
Royalty Deed	3	47,661	47,661	43,985	43,985	—	—
Contingent copper consideration	3	94,050	94,050	84,200	84,200	—	—
Deferred consideration	2	—	—	81,129	81,129	—	—
Derivative financial liabilities
Public Warrants	1	—	—	15,113	15,113	4,335	4,335
Private Warrants	2	—	—	11,176	11,176	3,107	3,107
Mezz Warrants	3	11,066	11,066	16,906	16,906	—	—
Mezz Facility embedded derivative	2	34,713	34,713	42,635	42,635	—	—
Silver stream embedded derivative	3	16,163	16,163	—	—	—	—
Copper stream embedded derivative	3	5,182	5,182	138	138	—	—
Commodity swap liability	2	12,120	12,120	12,559	12,559	—	—
		220,955	220,955	307,841	307,841	7,442	7,442
Total financial liabilities		685,757	697,092	868,386	878,498	290,151	294,583

There have been no transfers between the different fair value hierarchy levels in any of the periods presented in the financial statements.

Investment in marketable securities

Marketable securities represented the net proceeds from the Company's IPO held prior to initial Business Combination. These funds were held in a trust account and were invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under the Investment Company Act. Upon completion of the initial Business Combination, these funds were released to the public shareholders of Class A ordinary shares who elected to redeem their Class A ordinary shares, subject to certain limitations.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23.Fair value measurement (continued)

Derivative instruments

The following table shows the fair values of the Group’s derivative financial assets and liabilities as at 31 December 2024 and 2023.

		31 December	31 December	31 December
US$ thousand	Note	2024	2023	2022

Derivative financial assets
Current
Silver stream embedded derivative	(a)	—	234	—
		—	234	—

Non-current
Silver stream embedded derivative	(a)	—	2,856	—
Copper stream embedded derivative	(b)	—	911	—
		—	3,767	—
Total derivative financial assets		—	4,001	—

Derivative financial liabilities
Current
Mezz facility embedded derivative	(d)	11,587	12,473	—
Silver stream embedded derivative	(a)	2,566	—	—
Copper stream embedded derivative	(b)	981	138	—
Commodity swap liability	(e)	7,045	4,519	—
		22,179	17,130	—

Non-current
Warrants	(c)	11,066	43,195	7,443
Mezz facility embedded derivative	(d)	23,126	30,162	—
Silver stream embedded derivative	(a)	13,597	—	—
Copper stream embedded derivative	(b)	4,201	—	—
Commodity swap liability	(e)	5,075	8,040	—
		57,065	81,397	7,443
Total derivative financial liabilities		79,244	98,527	7,443

(a)Silver stream embedded derivative

The silver stream is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded silver price within the agreement that is measured at fair value through profit or loss each reporting period. The silver stream embedded derivative is valued using a silver future curve simulation valuation model at each reporting date.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23. Fair value measurement (continued)

Derivative instruments (continued)

(a)Silver stream embedded derivative (continued)

The significant unobservable input used in the fair value measurement of the embedded derivative pertains to the anticipated silver deliveries. In isolation, a significant increase (decrease) in anticipated silver deliveries would result in a significantly lower (higher) fair value measurement.In addition to estimation of the Group's anticipated deliveries of silver over the term of the agreement, the following key inputs were used for the valuation of the embedded derivative:

	31 December	31 December	31 December
	2024	2023	2022
Silver spot price (per oz)	$28.91	$24.13	—
Own credit spread	7.99%	8.26%	—

In isolation, at 31 December 2024, a 5% increase in silver price (per oz) would result in a $4,421 thousand increase and a 5% decrease in silver price (per oz) would result in a $4,421 thousand decrease in the fair value of the silver stream embedded derivative liability (31 December 2023: a $3,631 thousand decrease and a $3,631 thousand increase in the fair value of the silver stream embedded derivative asset).

The following table presents the continuity schedule for the silver stream embedded derivative :

	Year ended 31 December
US$ thousand	2024	2023	2022

Balance as of beginning of year	3,090	—	—
Change in fair value	(19,253)	3,090	—
Balance as of end of year	(16,163)	3,090	—

(b)Copper stream embedded derivative

The copper stream is recognized as a financial liability at amortized cost and it contains a single compound embedded derivative in relation to the embedded copper price within the agreement and the buy-down option (Note 18). The compound embedded derivative is measured at fair value through profit or loss each reporting period. The copper stream embedded derivative is valued using a copper future curve simulation valuation model at each reporting date.

The significant unobservable input used in the fair value measurement of the embedded derivative pertains to the anticipated copper deliveries. In isolation, a significant increase (decrease) in anticipated copper deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of copper over the term of the agreement, the following key inputs were used for the valuation of the compound embedded derivative:

	31 December	31 December	31 December
	2024	2023	2022
Copper spot price (per ton)	$8,653	$8,556	—
Copper price volatility	23.55%	22.87%	—
Own credit spread	8.67%	8.94%	—

In isolation, at 31 December 2024, a 5% increase in copper price (per tonne) would result in a $4,488 thousand increase and a 5% decrease in copper price (per tonne) would result in a $4,525 thousand decrease in the fair value of the copper stream embedded derivative liability (31 December 2023: a $4,053 thousand decrease and a $4,083 thousand increase in the fair value of the net copper stream embedded derivative asset).

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23. Fair value measurement (continued)

Derivative instruments (continued)

(b)Copper stream embedded derivative (continued)

The following table presents the continuity schedule for the copper stream embedded derivative:

	Year ended 31 December
US$ thousand	2024	2023	2022

Balance as of beginning of year	773	—	—
Initial recognition	—	4,430	—
Change in fair value	(5,955)	(3,657)	—
Balance as of end of year	(5,182)	773	—

(c)Warrants

		Private
		Placement
US$ thousand	Public Warrants	Warrants	Mezz Warrants

For the year ended 31 December 2024
Balance as of beginning of year	15,113	11,176	16,906
Change in fair value	22,655	16,754	(5,840)
Redemption of warrants	(37,768)	(27,930)	—
Balance as of end of year	—	—	11,066

For the year ended 31 December 2023
Balance as of beginning of year	4,335	3,108	—
Promissory note conversion warrants	—	103	—
Issuance of warrants	—	—	13,665
Change in fair value	10,778	7,965	3,241
Balance as of end of year	15,113	11,176	16,906
For the year ended 31 December 2022
Balance as of beginning of year	5,174	3,266	—
Issuance of warrants	—	480	—
Change in fair value	(839)	(638)	—
Balance as of end of year	4,335	3,108	—

The Company’s Public Warrants, Private Placement Warrants and Mezz Warrants did not meet the “fixed for fixed” criteria under IAS 32 Financial Instruments: Presentation (“IAS 32”) and were classified and accounted for as derivative liabilities at fair value through profit or loss.

During the year, the Company redeemed all of the Public Warrants and Private Placement Warrants for a redemption price of US$0.10 per warrant and issued ordinary shares of the Company having par value of US$0.0001 per share (refer to Note 25). As of 31 December 2023, 8,838,260 Public Warrants and 6,535,304 Private Placement Warrants were outstanding (2022: 8,838,260 Public Warrants and 6,335,304 Private Placement Warrants).

During the year ended 31 December 2023, the Company had issued 3,187,500 Mezz Warrants to Sprott Private Resource Lending II (Collector-2), LP in accordance with the terms of the Mezz Facility (Note 18). As of 31 December 2024 and 2023, there were 3,187,500 Mezz Warrants outstanding (2022: nil).

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23. Fair value measurement (continued)

Derivative instruments (continued)

(c)Warrants (continued)

The fair value of the Mezz Warrants is determined using a Monte Carlo simulation model. The following assumptions were used for the valuation of the Mezz Warrants. The significant unobservable inputs in the fair value measurement are the expected life of the Mezz Warrants and the expected volatility based on comparable publicly traded companies.

	31 December	31 December	31 December
	2024	2023	2022
Risk-free rate	4.02%	4.39%	—
Warrant expected life	3.5 years	4.5 years	—
Expected volatility	49.23%	53.35%	—
Expected dividend yield	0%	0%	—
Share price	$10.62	$12.36	—

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

The following table presents the continuity schedule for the Mezz Facility embedded derivative for each of the following years:

	Year ended 31 December
US$ thousand	2024	2023	2022

Balance as of beginning of year	42,635	—	—
Initial recognition	—	42,698	—
Interest payable	(11,822)	(8,527)	—
Change in fair value	3,900	8,464	—
Balance as of end of year	34,713	42,635	—

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23. Fair value measurement (continued)

Derivative instruments (continued)

(e)Commodity swap liability

On 15 June 2023, the Company entered into commodity swap agreements with Citibank, Bank of Montreal (“BMO”) and National Bank of Canada (“NBC”) respectively. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. The commodity swap agreements are summarized below:

Counterparty	Citibank	BMO	NBC

Effective date	1 July 2023	1 July 2023	1 July 2023
Termination date	31 May 2026	30 May 2026	31 May 2026
Total notional quantity (MT)	12,255	12,255	12,255
Fixed price (US$)	8,204.49	8,214.35	8,112.85
Reference price	LME cash settlement price for Copper
Settlement frequency	Monthly	Monthly	Monthly

As the agreements meet the definition of a derivative, each contract is measured at fair value through profit or loss.

Contingent and deferred consideration

The following table shows the fair values of the Company’s contingent and deferred consideration as at 31 December 2024, 2023 and 2022:

		31 December	31 December	31 December
US$ thousand	Note	2024	2023	2022
Royalty deed	(a)	47,661	43,985	—
Contingent copper consideration	(b)	94,050	84,200	—
Deferred consideration	(c)	—	81,129	—
		141,711	209,314	—

(a)Royalty deed

In connection with the acquisition of CMPL, the Company entered into a Net Smelter Returns ("NSR") royalty agreement with Glencore pursuant to which CMPL has to pay to Glencore a royalty equal to 1.5% from all NSR from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the initial Business Combination (Note 26). The contingent consideration was initially recognized at fair value and is subsequently measured at fair value through profit or loss using the present value of discounted cash flows based on the expected amounts and timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore.

The discount rate of 8% takes into consideration the risks in the cash flow forecasts and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significant lower (higher) fair value measurement.

The following table presents the continuity schedule for the royalty deed for each of the following years:

	Year ended 31 December
US$ thousand	2024	2023	2022

Balance as of beginning of year	43,985	—	—
Initial recognition	—	43,130	—
Change in fair value	10,966	855	—
Royalty accruals and payments	(7,290)	—	—
Balance as of end of year	47,661	43,985	—

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

23. Fair value measurement (continued)

Derivative instruments (continued)

(b)Contingent copper consideration

The consideration for the acquisition of CMPL included two contingent cash payments of $75,000 thousand each that are unsecured, fully subordinated and payable if, over the life of the mine, the average daily LME closing copper price is greater than $4.25/lb for any rolling 18-month period and $4.50/lb for any rolling 24-month period, respectively (Note 26).The contingent consideration was initially recognized at fair value and is subsequently measured at fair value through profit or loss. Given the contingent consideration is subject to the uncertainty of future LME copper prices, a Monte Carlo simulation model is used to determine the fair value. The fair value for each contingent component is the result of the average expected payoff of all simulation iterations discounted to the present value at the risk-free borrowing rate. The change in fair value is dependent on the movement in copper prices and the change in the risk-free borrowing rate.

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

	31 December	31 December	31 December
	2024	2023	2022

Long-term copper price	$4.25	$3.81	—
Copper spot price	$3.92	$3.84	—
Annual price volatility	20.70%	25.12%	—
Annual inflation rate	1.07%	1.14%	—
Risk-free rate	4.72%	4.07%	—
Reversion factor	11.55%	11.55%	—

The following table presents the continuity schedule for the contingent copper consideration for each of the following years:

	Year ended 31 December
US$ thousand	2024	2023	2022
Balance as of beginning of year	84,200	—	—
Initial recognition	—	81,000	—
Change in fair value	9,850	3,200	—
Balance as of end of year	94,050	84,200	—

(c)Deferred consideration

The consideration for the acquisition of CMPL included a deferred cash payment of $75,000 thousand measured at fair value through profit or loss based on the present value of the cash payment which occurred as part of the Company’s successful ASX listing. As a result, the deferred consideration facility was paid in full to Glencore on 16 February 2024.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

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

The Group monitors capital using a ratio of net debt to equity. Net debt is calculated as loans and borrowings, lease liabilities, trade and other payables, derivative financial liabilities and other financial liabilities less cash and cash equivalents. The Group’s net debt to equity ratio at 31 December 2024, 2023 and 2022 was as follows.

	31 December	31 December	31 December
US$thousand	2024	2023	2022

Loans and borrowings	403,191	448,875	786
Lease liabilities	10,233	15,806	—
Trade and other payables	51,050	87,562	927
Derivative financial liabilities	79,244	98,527	7,443
Other financial liabilities	142,039	217,616	280,996
Cash	(171,897)	(32,372)	(42)
Net debt	513,860	836,014	290,110
Equity	555,493	268,027	(19,961)
Net debt to equity ratio	0.93	3.12	(14.53)

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

25.Share capital, share premium and other capital reserves

The total number of authorized shares at 31 December 2024 is 220,000,000 ordinary shares with a par value of $0.0001 per share (31 December 2023: 220,000,000 ordinary shares; 31 December 2022: 100,000,000 ordinary shares), and 25,000,000 preference shares with a par value of $0.0001 each (31 December 2023: 25,000,000 preference shares with a par value of $0.0001 each; 31 December 2022: nil).

As at 31 December 2024 82,438,431 ordinary shares of $0.0001 are issued and fully paid (31 December 2023: 50,236,544 fully paid ordinary shares of $0.0001 each; 31 December 2022: 6,628,695 fully paid ordinary shares of $0.0001 each). As at 31 December 2024, there are no preference shares issued or outstanding (31 December 2023: nil; 31 December 2022: nil).

Movements in share capital during the year are reconciled below:

				Other
US$ thousand (except for number of shares)	Number of shares	Share capital	Share premium	capital reserves
Balance as of 1 January 2022 (a)	6,628,695	1	24	—
Issued during the year	—	—	—	945
Balance as of 31 December 2022 (a)	6,628,695	1	24	945
Issued during the year:
Contribution of conversion price in excess of fair value of warrants	—	—	—	198
Amount in excess of the face value over the present value on related promissory note	—	—	—	69
PIPE – Osisko (b)	1,500,000	—	15,000	—
Backstop Facility – Osisko (c)	2,500,000	—	25,000	—
PIPE – Sprott (d)	1,500,000	—	15,000	—
PIPE A and PIPE B (e)	18,451,747	2	184,515	—
PIPE – BlackRock (f)	4,500,000	1	44,999	—
PIPE – October 2023 (i)	1,827,096	—	20,098	—
Public shareholders – non-redemption (g)	3,329,006	—	34,431	—
Glencore rollover shares (h)	10,000,000	1	99,999	—
Gross proceeds from issuance of shares	43,607,849	4	439,042	267
Less: Share issuance cost (j)	—	—	(6,771)	—
Balance as of 31 December 2023	50,236,544	5	432,295	1,212
Issued during the year:
ASX capital raise and private placement (k)	27,450,982	3	312,477	—
Redemption of warrants (l)	4,701,071	—	65,854	—
Redemption of DSUs (m)	17,284	—	246	—
Redemption of RSUs (n)	32,550	—	383	—
Gross proceeds from issuance of shares	32,201,887	3	378,960	—
Less: Share issuance cost (o)	—	—	(9,810)	—
Balance as of 31 December 2024	82,438,431	8	801,445	1,212

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

25.Share capital, share premium and other capital reserves (continued)

(a)Class B Ordinary Shares

The Company is authorized to issue a total of 20,000,000 Common Shares at par value of $0.0001 each.

In March 2021, Metals Acquisition Corp issued 7,187,500 Class B ordinary shares, par value $0.0001 per share, of which 937,500 were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On 3 September 2021, with the partial exercise of the over-allotment option, the Sponsor forfeited 558,805 of the Class B ordinary shares.

Accordingly, as of 1 January 2023, Metals Acquisition Corp had issued 6,628,695 Class B ordinary shares to its Sponsor for $25 thousand, or approximately $0.004 per share (the “Founder Shares”).

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

Prior to the closing of the initial Business Combination, GMM was the record holder of the shares reported herein, and certain of Metals Acquisition Corp’s officers and directors and Anchor Investors held Class B units in GMM, which entitled them to an equivalent number of the Company’s ordinary shares on distribution, which took effect on 5 July 2023. The Sponsor also transferred 985,000 Founder Shares to the Cornerstone Investors (certain qualified institutional buyers or institutional accredited investors who are unaffiliated with the management team).

In connection with the Merger of Metals Acquisition Corp and MAL, each issued and outstanding Class B ordinary share of Metals Acquisition Corp was converted into one ordinary share of MAL. The ordinary share issued in the name of GMM, was redeemed automatically for $nil consideration.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

25.Share capital, share premium and other capital reserves (continued)

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

On 16 June 2023, the Company acquired 100% of the outstanding equity of CMPL (Note 26). Upon closing of the sale, 23,185,774 Class A ordinary shares were redeemed at the price of $10.34 per share. The remaining 3,329,006 non-redeeming Class A ordinary shares were converted from Metals Acquisition Corp’s Class A ordinary shares to the Company’s ordinary shares at $10.00 per share plus interest ($34,431 thousand total worth).

(h)Glencore rollover shares

On 16 June 2023, as part of the CMPL acquisition, 10,000,000 new MAC ordinary shares were issued at the redemption share price of $10 per share ($100,000 thousand total worth) to Glencore, and included in purchase consideration (Note 26).

(i)PIPE – October 2023

On October 13, 2023, MAC issued 1,827,096 ordinary shares to investors, at a price of $11.00 per share, for aggregate gross proceeds of approximately $20,098 thousand.

(j)Share issuance costs 2023

Share issuance costs related to the equity raised as part of the CMPL acquisition and October 2023 equity raise amounted to$5,763 thousand and $1,008 thousand respectively and were deducted from equity.

(k)ASX capital raise and private placement

On 20 February 2024, MAC issued 19,117,648 Chess Depositary Interests (“CDIs”) via the successful IPO on the ASX, at a price of AU$17.00 per CDI, for aggregate gross proceeds of approximately$211,708 thousand (AU$325,000 thousand).

On 15 October 2024, as a result of a private placement, MAC issued 8,333,334 CDIs to institutional investors at an issue price of AU$18.00 per CDI, for aggregate gross proceeds of approximately $100,769 thousand (AU$150,000 thousand).

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

25.Share capital, share premium and other capital reserves (continued)

(l)Redemption of warrants

On 11 June 2024, MAC announced that the Company had completed the redemption of all of its Public Warrants and Private Placement Warrants and issued 4,701,071 ordinary shares thereagainst (refer to Note 23).

(m)Redemption of DSUs

On 14 June 2024, MAC redeemed 17,284 DSUs held by non-employee directors of the Company under the Non-Employee DSU Plan and issued equivalent ordinary shares thereagainst (Note 20).

(n)Redemption of RSUs

On 31 July 2024 and 14 August 2024, MAC redeemed 8,750 and 23,800 RSUs held by senior management of the Company under the Long-Term Incentive Plan and issued equivalent ordinary shares thereagainst (Note 20).

(o)Share issuance costs 2024

Share issuance costs related to the February 2024 IPO on the ASX and October 2024 equity raise amounted to $6,912 thousand and $2,898 thousand respectively and were deducted from equity.

26.Acquisition of subsidiary and finalization of purchase price allocation

In the comparative period, on 16 June 2023 (the “Business Combination Date”), the Company, through its wholly owned subsidiary, MAC Australia, acquired 100% shares and voting interest in CMPL from Glencore. CMPL operates and owns the CSA mine, a copper concentrate mine located near the town of Cobar in western New South Wales, Australia.

The Company accounted for the Business Combination under IFRS 3 Business Combinations (IFRS 3) using the acquisition method whereby the assets acquired and the liabilities assumed were recorded at fair value at the acquisition date.

A provisional purchase price allocation (“PPA”) assessment of the fair values of the assets acquired and the liabilities assumed on the Business Combination Date was performed as the Company was still in the process of evaluating the inputs and assumptions utilized in developing the fair value estimates at the date of acquisition.

The Company had 12 months from the acquisition date to finalize the accounting and any measurement period adjustments. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

During the year ended 31 December 2024, the Company has finalized the evaluation of the inputs and assumptions utilized in developing the fair value estimates at the date of acquisition, and as such, the PPA accounting has been finalised.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

26.Acquisition of subsidiary and finalization of purchase price allocation (continued)

The following table summarizes the consideration payable as part of the acquisition:

		Provisional as	Final working
		previously	capital
		reported	adjustment	Final restated
US$ thousand	Note	16 June 2023	16 June 2023	16 June 2023
Purchase Consideration
Cash consideration		775,000	—	775,000
Less: working capital and other adjustments		(4,484)	(3,496)	(7,980)
Cash consideration on Closing		770,516	(3,496)	767,020
Royalty deed	23	43,130	—	43,130
Deferred consideration	23	75,000	—	75,000
Contingent copper consideration	23	81,000	—	81,000
Glencore rollover shares	25	100,000	—	100,000
Total		1,069,646	(3,496)	1,066,150

The deferred consideration of $75,000 thousand consisted of deferred cash payment on the following terms:

(i)	payable upon the Company’s listing on the ASX or undertaking any alternative equity raise (up to 50% of the net proceeds from the raise, capped at $75,000 thousand);
(ii)	the unpaid balance of the $75,000 thousand would accrue interest at a rate equivalent to what the Company pays on the Mezz Facility (Note 18), set at 3-month SOFR plus a variable margin of 8% to 12% (determined by reference to prevailing copper prices); and
(iii)	any residual (up to the $75,000 thousand plus applicable interest) not paid in cash by the date that is twelve (12) months after the closing of the transaction was to be settled on the next business day through the issuance of additional ordinary shares at a 30% discount to the 20-trading day VWAP before the issuance.

The deferred consideration was recognized as contingent consideration as a part of other financial liabilities and has been fully settled on 16 February 2024 by utilizing part of the proceeds from the ASX IPO.

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

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

26.Acquisition of subsidiary and finalization of purchase price allocation (continued)

The following table sets out the preliminary allocation of recognized amounts of assets acquired and liabilities assumed at the Business Combination Date:

	Provisional as
	previously	Final PPA
	reported	adjustment	Final restated
US$ thousand	16 June 2023	16 June 2023	16 June 2023
Trade and other receivables	1,641	—	1,641
Inventories	32,893	—	32,893
Property, plant and equipment	1,216,263	(435)	1,215,828
Exploration and evaluation	17,918	—	17,918
Other assets	1,404	—	1,404
Trade and other payables	(23,569)	—	(23,569)
Lease liabilities	(504)	—	(504)
Provisions	(40,371)	—	(40,371)
Deferred tax liabilities	(136,029)	(3,061)	(139,090)
Total net identifiable assets acquired	1,069,646	(3,496)	1,066,150

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

Measurement period adjustments resulting from the final evaluation of the inputs and assumptions utilized in developing the fair value estimates at the date of acquisition, and as such, the finalization of the PPA accounting have been restated in each of the affected financial statement line items for the prior period. The following table summarises the impacts on the Group’s consolidated financial statements.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

26.Acquisition of subsidiary and finalization of purchase price allocation (continued)

Consolidated statement of financial position

31 December 2023
		Measurement
	As previously	period
US$thousand	reported	adjustment	As restated

Assets
Property, plant and equipment	1,194,915	(435)	1,194,480
Total assets	1,305,903	(435)	1,305,468

Liabilities
Trade and other payables	89,921	(2,359)	87,562
Current tax liability	1,137	(1,137)	—
Deferred tax liability	121,023	3,061	124,084
Total liabilities	1,037,876	(435)	1,037,441

Net assets	268,027	—	268,027

During the year ended 31 December 2023, the Group incurred transaction costs of $12,217 thousand that directly related to the completion of the Business Combination and were expensed as a part of administrative expenses. These costs were mainly composed of legal, banking, and other professional fees for the issuance of debt and equity to finance the Business Combination.

For the year ended 31 December 2023, CMPL had recognized revenue of $158,999 thousand compromising of $153,530 thousand in copper sales and $5,469 thousand in silver sales, and contributed a net profit of $18,259 thousand to the Group’s results from the Business Combination Date to 31 December 2023. If the Business Combination had occurred on 1 January 2023, management estimates that consolidated revenue for the year ended 31 December 2023 would have been $300,954 thousand and consolidated net loss for the year ended on 31 December 2024 would have been $145,513 thousand. In determining these amounts, management has assumed that the fair value adjustments that arose on the Business Combination Date would have been the same if the Business Combination had occurred on 1 January 2023.

Following the Business Combination, CMPL entered into an offtake agreement with Glencore as documented in the Offtake Contract which is a transaction that has been recognized separately from the business acquisition (Note 28).

27.List of subsidiaries

		Equity holding (in %)
	Country of	31 December	31 December	31 December
Name of entities	incorporation	2024	2023	2022
Metals Acquisition Corp. (Australia) Pty Ltd	Australia	100	100	100
MAC AU 1 Pty Ltd	Australia	100	100	—
MAC AU 2 Pty Ltd	Australia	100	100	—
MAC AU 3 Pty Ltd	Australia	100	100	—
MAC AU 4 Pty Ltd	Australia	100	100	—
Cobar Management Pty Limited	Australia	100	100	—

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

28.Related party disclosures

Related party transactions not described elsewhere in these notes to the financial statements (see Note 18) are as follows:

Key management personnel compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive members of the Company’s board of directors, certain members of the executive committee and non - executive directors. For the years ended 31 December 2024 and 2023, key management personnel compensation comprised the following.

	Year ended 31 December
US$ thousand	2024	2023	2022

Short-term employee benefits	4,201	2,034	—
Post-employment benefits	122	27	—
Share-based payments	4,471	3,332	224
Total	8,794	5,393	224

Executive officers also participate in the Group’s share-based payments arrangement (see Note 20).

Related party transactions

(a) Transactions with Glencore

As part of the acquisition of CMPL from Glencore on 16 June 2023, Glencore received consideration of 10,000,000 newly issued ordinary shares at the redemption share price of $10 per share ($100,000 thousand worth). As a result, Glencore has a significant influence interest in the Company and is considered a related party in accordance with IAS 24 Related Party Disclosures.

Royalty Deed

Concurrently with closing of the Business Combination, a Royalty Deed between the Company, Glencore, and CMPL became effective, pursuant to which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns and grant security interests created as a result of the Royalty Deed. Net Smelter Returns are equal to the gross revenue minus permitted deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area. Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and the security created as a result of the Royalty Deed. For the year ended 31 December 2024, the Company has paid $4,870 thousand (2023: $1,067 thousand; 2022: $nil) in royalty.

Offtake Agreement

Concurrently with the closing of the Business Combination, the Company entered into a new Offtake Agreement with Glencore International AG (“GIAG”), the Switzerland - based parent entity of Glencore, to replace the existing offtake agreement. The Offtake Agreement is a LOM obligation, pursuant to which the Company is committed to selling all material to Glencore, and GIAG is committed to buying all Material. For the year ended 31 December 2024, the Group has recognized $328,802 thousand of copper sales (2023: $153,530 thousand; 2022: $nil) and $11,934 thousand of silver sales (2023: $5,469 thousand; 2022: $nil) for a total of $340,736 thousand (2023: $158,999 thousand; 2022: $nil) in revenue (net of tolling, refining and freight charges) from the offtake agreement, with a corresponding trade receivable balance recognized.

Transitional Service Agreement

MAC, CMPL and Glencore Australia Holdings Pty Ltd (“GAH”) executed a transitional services agreement under which GAH had agreed to provide the benefit of certain transitional services and group contract on-supply for a period post-closing of the Business Combination in order to assist CMPL to transition and operate the business on a standalone basis. The agreement was terminated on 7

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

28.Related party disclosures (continued)

(a)Transactions with Glencore (continued)

March 2024. GAH was paid a service fee in exchange for the performance of the services in accordance with the terms of the transitional services agreement. For the year ended 31 December 2024, the Company incurred $144 thousand (2023: $920 thousand; 2022: $nil) under the transitional service agreement, recognized as an administrative expense.

Fuel Supply arrangements for CMPL with Glencore Australia Oil Pty Ltd.

Glencore Australia Oil Pty Ltd (“Glencore Oil”) and CMPL were parties to a Bulk Fuel Supply Agreement dated 1 July 2022 which was terminated on 1 May 2024. Under the agreement Glencore Oil supplied ultra low sulfur diesel to CMPL. The agreement was governed by the laws of New South Wales and contained customary terms and conditions, including in relation to, (i) ordering and delivery, (ii) forecast usage, (iii) delivery, (iv) passage of tile, (v) quality and quantity, (vi) payment terms. For the year ended 31 December 2024, the Group incurred $3,231 thousand (2023: $2,450 thousand; 2022: $nil) under the agreement, recognized as a cost of goods sold.

Working Capital Loan

Pursuant to the terms of the Share Sale Agreement between MAL, MAC Australia (as “Buyer”) and Glencore Operations Australia (as “Seller”) dated 17 March 2022 (the “SSA”), as amended, the purchase price payable for acquisition of CMPL would be adjusted to account for CMPL’s net debt, working capital and tax debts in accordance with consideration adjustment mechanisms common for acquisitions of this nature. In connection with this consideration adjustment mechanism, the ‘Estimated Purchase Price’ payable by the Buyer to the Seller on completion of the SSA (which occurred 16 June 2023) would be reduced by an amount of $15,000 thousand and then the ‘Final Adjustment Amount’ payable by the Buyer to the Seller following preparation and agreement of necessary completion accounts would be increased by the same $15,000 thousand. The effect of this consideration payment adjustment mechanism was to retain $15,000 thousand within CMPL as an interest-free, working capital loan, utilized by the business immediately following completion of the SSA and repaid by the Buyer upon finalization of all consideration payments This working capital loan was fully repaid in February 2024.

Rehabilitation Bond Amendments

MAC, MAC Australia and Glencore have entered into various contractual arrangements relating to performance guarantees Glencore has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities (refer Note 29).

As at 31 December 2024 the total value of the guarantees was AU$44,683 thousand (31 December 2023: $44,683). Whilst Glencore has provided the performance guarantees, MAC and MAC Australia will assume all liability if the guarantees are called on and will pay Glencore interest at a rate of 2.75% per annum up to 16 June 2024 and at a rate of 6.5% per annum up to 16 December 2024 and at a rate of 20% per annum afterwards on the amounts guaranteed by Glencore Operations Australia.

For the year ended 31 December 2024, the total interest paid or accrued was $1,623 thousand (2023: $317 thousand; 2022: $nil), recognized as an administrative expense.

(b)Share subscriptions and private placements

On 14 April 2023, Metals Acquisition Corp, MAC and certain investors entered into subscription agreements (the “Subscription Agreements”), pursuant to which such investors agreed to subscribe for an aggregate of 11,362,506 ordinary shares, par value $0.0001 per share, of the Company (the “Subscribed Shares”) at a purchase price of $10.00 per share, for an aggregate purchase price of $113,625 thousand in a private placement or placements (the “Private Placements”) which consummated immediately prior the consummation of the initial Business Combination. The private placement included related party transactions specified below:

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

28.Related party disclosures (continued)

(b)Share subscriptions and private placements (continued)

●	Michael James McMullen, Chief Executive Officer and a member of the board of directors of the Company, entered into a Subscription Agreement with an aggregate purchase price of $1,500 thousand. Katherine Crouse, spouse of Marthinus J. Crouse, former Chief Financial Officer of the Company, entered into a Subscription Agreement with an aggregate purchase price of $250 thousand. Patrice Ellen Merrin, director of the Company, entered into a Subscription Agreement with an aggregate purchase price of $50 thousand.
●	In connection with the Subscription Agreements, GMM agreed to transfer an aggregate of 517,500 shares of Class B common stock (Founder Shares converted to ordinary common stock on closing of the initial Business Combination) of the Company that it currently holds to certain investors who agreed to subscribe for a significant number of Subscribed Shares.
(c)	Related party promissory notes

On 25 October 2022, Metals Acquisition Corp issued an unsecured promissory note (“the October 2022 Note”) to the Sponsor, pursuant to which Metals Acquisition Corp borrowed the maximum of $300 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The October 2022 Note had no interest and all unpaid principal under the October 2022 Note was due and payable in full the earlier of (i) 2 August 2023 and (ii) the consummation of the initial Business Combination.

On 21 December 2022, Metals Acquisition Corp issued an unsecured promissory note (the “December 2022 Note”) to the Sponsor pursuant to which Metals Acquisition Corp was eligible to borrow up to $1,255 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The December 2022 Note had no interest and all unpaid principal under the December 2022 Note was due and payable in full on the earlier of (i) 2 August 2023 and (ii) the initial Business Combination.

During the year ended 31 December 2023, the Company fully repaid the principal under the October 2022 Note and December 2022 Note.

On 31 March 2023, Metals Acquisition Corp issued an unsecured non-convertible promissory note (the “March 2023 Note”) to the Sponsor pursuant to which Metals Acquisition Corp may borrow up to $340 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The March 2023 Note had no interest and all unpaid principal under the Note was due and payable in full up the earlier of (i) 2 August 2023 and (ii) the acquisition of the CSA mine in the initial Business Combination. As of 31 December 2024 and 2023, there was no amount outstanding under the March 2023 Note.

(d)Working Capital Loans - Convertible Promissory Note from Related Party

To finance transaction costs in connection with the initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors of Metals Acquisition Corp were permitted, but were not obligated to, loan funds (the “Working Capital Loans”). The loans were payable upon the initial Business Combination. Up to $1,500 thousand of such Working Capital Loans were convertible into Private Placement Warrants of the Company at a price of $1.50 of principal per warrant, at the option of the lender. Such warrants were identical to the Private Placement Warrants. There were no Working Capital Loans outstanding as at 31 December 2024 and 2023.

On 6 May 2022, Metals Acquisition Corp entered into a convertible promissory note agreement (the “2022 Sponsor Convertible Note”) with the Sponsor pursuant to which the Sponsor agreed to loan Metals Acquisition Corp up to an aggregate principal amount of $1,200 thousand. The 2022 Sponsor Convertible Note was non-interest bearing and payable on the earlier of (i) 2 August 2023, or (ii) the date on which the Company consummated the initial Business Combination. Up to $1,200 thousand of the 2022 Sponsor Convertible Note was convertible into warrants at a price of $1.50 of principal per warrant at the option of the Sponsor. The warrants were identical to the Private Placement Warrants; provided, however, that (i) the warrants were not subject to forfeiture in connection with the initial business combination and (ii) the warrants granted the holders the right to purchase one ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

28.Related party disclosures (continued)

(d)Working Capital Loans - Convertible Promissory Note from Related Party (continued)

Concurrently with entering into the agreement, the Company borrowed $1,200 thousand against the 2022 Sponsor Convertible Note. On 24 May 2022, the Sponsor exercised the conversion option and converted the issued and outstanding loan balance of $1,200 thousand under the 2022 Sponsor Convertible Note into 800,000 Private Placement Warrants.

The 2022 Sponsor Convertible Note was accounted for as a financial liability with an embedded derivative in relation to the conversion option. On initial recognition, the gross proceeds were first allocated to the embedded derivative in the amount of $8 thousand with the residual amount allocated to the financial liability. Subsequent to initial recognition, the financial liability was measured at amortized cost and the embedded derivative was recorded at fair value through profit or loss. The financial liability and embedded derivative were extinguished on 24 May 2022 upon conversion of the promissory note to Private Placement Warrants. There were no outstanding amounts under the 2022 Sponsor Convertible Note as at 31 December 2024 and 2023.

On 9 January 2023, Metals Acquisition Corp issued an unsecured promissory note (the “2023 Sponsor Convertible Note”) to the Sponsor pursuant to which the Company borrowed $300 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. All unpaid principal under the 2023 Sponsor Convertible Note was due and payable in full on the earlier of (i) 2 August 2023, and (ii) the initial Business Combination (such earlier date, the “Maturity Date”).

Pursuant to the terms of the 2023 Sponsor Convertible Note, the Sponsor had the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the 2023 Sponsor Convertible Note, up to $300 thousand in the aggregate, into warrants to purchase Class A ordinary shares of Metals Acquisition Corp, par value $0.0001 per share, at a conversion price of $1.50 per warrant, with each warrant entitling the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants.

Concurrently upon the issuance of the 2023 Sponsor Convertible Note, on 9 January 2023, the Sponsor exercised its option to convert the issued and outstanding loan amount of $300 thousand under the 2023 Sponsor Convertible Note, resulting in the issuance of 200,000 Private Placement Warrants to the Sponsor.

There were no outstanding amounts under the 2023 Sponsor Convertible Note as at 31 December 2024 and 2023.

(e)Sponsor transfer consideration

On 16 June 2023, MAC paid $800 thousand to the Sponsor (relating to the transfer of Sponsor economics for the corporate benefit of MAC) where the Sponsor transferred 83,333 Founder Shares to BEP Special Situations VI LLC in connection with BEP Special Situations VI LLC agreeing to subscribe for 2,000,000 Ordinary Shares in the Initial PIPE Financing at $10.00 per share. The $800 thousand paid to the Sponsor was recognized as acquisition costs within administrative expenses.

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

29.Commitments and contingencies

Registration Rights

The holders of the (i) founder shares (which were issued in a private placement prior to the closing of the U.S. IPO), (ii) Private Placement Warrants (which were issued in a private placement simultaneously with the closing of the U.S. IPO) and (iii) Private Placement Warrants (that were issued upon conversion of Working Capital Loans) will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50,000 thousand. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed in the U.S. subsequent to the completion of the CMPL acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Rehabilitation Bond Amendments

MAC, MAC Australia and Glencore have entered into various contractual arrangements relating to performance guarantees Glencore has provided to the state of New South Wales (“NSW”) regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities. These are in the ordinary course of business. As at 31 December 2024 the total value of the guarantees was AU$44,683 thousand (31 December 2023: $44,683; 31 December 2022: $nil).

Glencore is subject to a contractual commitments whereby it has agreed to provide the performance guarantees for up to AU$44,031 thousand until the earlier of MAC refinancing its senior debt and MAC replacing Glencore’s performance guarantee provided to NSW. Whilst Glencore has provided the performance guarantees, MAC and MAC Australia will assume all liability if the guarantees are called on and will pay Glencore interest at a rate of 2.75% per annum up to 16 June 2024 and at a rate of 6.5% per annum up to 16 December 2024 and at a rate of 20% per annum afterwards on the amounts guaranteed by Glencore Operations Australia.

Capital commitments

Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at 31 December 2024, $10,749 thousand, all of which relates to expenditure to be incurred over the next year, (31 December 2023:$1,415 thousand; 31 December 2022: $nil)was contractually committed for the acquisition of plant and equipment. This capital expenditure primarily relates to vehicles.

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

30.Subsequent events

Subsequent to the year end, on 13 March 2025, MAC announced the amendments to the Company’s debt structure. As a result of these amendments:

(a)	the senior syndicated facility agreement (or SFA - refer Note 18) has been amended in the following manner:
•	Repayments under Facility A facility of $159,000 thousand have been deferred until 30 September 2025;
•	Revolving Facility B has been increased from $25,000 thousand to $125,000 thousand;

MAC Copper Limited (formerly known as Metals Acquisition Limited)

Notes to the consolidated financial statements

(continued)

•	A new letter of credit facility (“Facility C”) of $45,000 thousand has been added to the SFA, which will be utilized to replace Glencore’s performance guarantee in relation to the rehabilitation costs associated with CMPL mining activities (refer Note 29);
•	Final scheduled maturity date of these facilities has been extended to 14 March 2028; and
•	Margin included in the interest on these facilities has been changed from a fixed 3.0% per annum to a range of 2.50% to 3.0% depending on MAC’s Net Debt to EBITDA ratio defined in the amended SFA.

(b)MAC exercised its right to repay the mezzanine debt facility in full (refer Note 18). MAC utilized the proceeds from the 15 October 2024 private placement (refer Note 25) and $66,000 thousand drawdown from Facility B of the SFA to pay off a total of $160,656 thousand to Sprott Private Resource Lending II (Collector-2), LP, including the prepayment interest premium, as full and final settlement of the Mezz Facility, excluding Mezz Warrants.

There have been no other events subsequent to the balance sheet date which would have a material effect on the Group’s consolidated financial statements for the year ended 31 December 2024.

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